4/27

07025271

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KKR Private Equity Investors, L.P.

*CURRENT ADDRESS P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 3QL
Channel Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35097 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT : 7/16/07

KKR PRIVATE EQUITY INVESTORS, L.P.

Materials Provided Pursuant to 12g3-2(b)(1)(i)

Dated April 23, 2007

051200-0515-10378-NY02.2575141

TAB

60,000,000 Common Units

KKR Private Equity Investors, L.P.

In the form of Common Units or Restricted Depositary Units

This is a global offering of 60,000,000 common units of KKR Private Equity Investors, L.P., a limited partnership organized under the laws of Guernsey. The global offering consists of a private placement in the Netherlands and in other countries. In the United States, restricted depositary units ("RDUs"), each representing one common unit, will be offered in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). Additionally, as part of the global offering, we will directly offer RDUs in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act). Simultaneously with the closing of the global offering, affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") will contribute an aggregate of $75 million of cash to our partnership and our investment partnership, of which $72 million will be contributed to our partnership in exchange for 2,880,000 RDUs issued at the initial offering price. Our common units and RDUs are non-voting.

No public market currently exists for our common units or the RDUs. We have applied to list all of our common units on Euronext Amsterdam N.V.'s Eurolist by Euronext ("Eurolist by Euronext") under the symbol "KPE." It is expected that such listing will become effective and that dealings in our common units will commence on May 3, 2006. The RDUs will not be listed on any exchange.

Investing in our common units or the RDUs involves risks. See "Risk Factors" beginning on page 11.

INITIAL OFFERING PRICE: $25.00 PER COMMON UNIT OR RDU

Our common units and the RDUs have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. Our common units are being offered outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the U.S. Securities Act. Our common units may not be offered or sold within the United States or to U.S. persons (as defined under the U.S. Securities Act). The RDUs may not be offered or sold within the United States or to U.S. persons, except to persons who are (a) qualified purchasers (as defined in the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act") and related rules) and (b) either (1) qualified institutional buyers or (2) accredited investors. For additional transfer restrictions, see "Certain ERISA Considerations" and "Notice to Investors."

The managers have the option to purchase up to an aggregate of 9,000,000 additional common units from our managing general partner at the initial offering price less the managers' commission until 30 days from the commencement of trading of our common units on the regulated market of Euronext Amsterdam N.V.

The common units and RDUs are offered by the managers subject to their receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part and will be ready for delivery on or about May 10, 2006. If delivery of the common units does not take place on or about the settlement date or at all, all transactions in our common units on Euronext Amsterdam N.V. conducted between the announcement of the offering and the settlement date are subject to cancellation by Euronext Amsterdam N.V. See "The Global Offering—Listing and Trading of the Common Units." All dealings in our common units on the regulated market of Euronext Amsterdam N.V. prior to delivery are at the sole risk of the parties concerned. Euronext Amsterdam N.V. is not responsible or liable for any loss incurred by any person as a result of the cancellation of any transactions on Euronext Amsterdam N.V.

The number of common units and RDUs offered in the global offering can be increased prior to the settlement date. Any increase in the maximum number of common units and RDUs being offered in the global offering will be announced in a press release issued in the Netherlands. The actual number of common units and RDUs offered in the global offering will be determined after taking into account the conditions and factors described under "The Global Offering" and "Plan of Distribution" and the actual number of common units and RDUs offered in the global offering will be published in a pricing statement in the Netherlands on or about May 3, 2006 and filed with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).

Joint Global Coordinators and Bookrunners

Citigroup **Goldman Sachs International** **Morgan Stanley**

ABN AMRO Rothschild **Banc of America Securities LLC** **Bear Stearns International**

Credit Suisse **Deutsche Bank Securities** **JPMorgan**

Lehman Brothers **Merrill Lynch International** **Nikko Citigroup**

RBC Capital Markets **Scotia Capital** **UBS Investment Bank** **Wachovia Securities**

Dated April 21, 2006

NOTICE TO INVESTORS

About this Offering Memorandum

This offering memorandum has been produced for the purpose of the global offering. In making an investment decision regarding the securities offered hereby, investors must rely on their own examination of us, including the merits and risks involved in an investment in our partnership. The global offering is being made solely on the basis of this offering memorandum. The managers make no representation or warranty, expressed or implied, as to the accuracy or completeness of the information in this offering memorandum, and nothing in this offering memorandum is, or shall be relied upon as, a promise or representation by the managers.

This offering memorandum constitutes a prospectus for the purposes of Article 3 of Directive 2003/71/EC of the European Parliament and of the Council and has been prepared in accordance with Article 3 of the Dutch Act on the Supervision of the Securities Trade 1995 (*Wet toezicht effectenverkeer 1995*), as amended, and the rules promulgated thereunder. This document has been approved by and filed with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).

We accept responsibility for the information contained in this offering memorandum. To the best of our knowledge, having taken all reasonable care to ensure that such is the case, the information contained in this offering memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, has been obtained for the issuance of this offering memorandum and the associated raising of funds. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Counsel takes any responsibility for our financial soundness or for the correctness of any of the statements made or the opinions expressed with regard to our partnership.

You should rely only on the information contained in this offering memorandum. We have not, and the managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this offering memorandum is accurate only as of the date on the front cover of this offering memorandum, regardless of the time of delivery of this offering memorandum or of any offer or sale of our common units or the RDUs. Our business, financial condition, results of operations and prospects could have changed since that date. We expressly disclaim any duty to update this offering memorandum except as required by applicable law.

Market Stabilization

In connection with the global offering, we intend to appoint a stabilization manager who will be identified in the pricing statement that we publish in the Netherlands and file with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) on or about May 3, 2006. The stabilizing manager, or any of its agents, may over-allot or effect transactions that stabilize or maintain the market price of our common units at levels above those which might otherwise prevail in the open market. Such transactions may commence on or after the date of the commencement of trading on Euronext Amsterdam and will end no later than 30 days thereafter. Such transactions may be effected on Euronext Amsterdam, in the over-the-counter market or otherwise. There is no assurance that such stabilization will be undertaken and, if it is undertaken, it may be discontinued at any time. See "Plan of Distribution—Stabilization" beginning on page 212.

Restrictions on Distribution and Sale

The distribution of this offering memorandum and the offering and sale of the securities offered hereby in certain jurisdictions may be restricted by law. Persons in possession of this offering

memorandum are required to inform themselves about and to observe any such restrictions. This offering memorandum may not be used for, or in connection with, and does not constitute, any offer to sell, or a solicitation to purchase, any such securities in any jurisdiction in which such an offer or solicitation would be unlawful. See "Plan of Distribution" beginning on page 210.

Alternative Settlement Cycle

It is expected that delivery of the common units and RDUs will be made against payment therefor on or about the settlement date specified on the cover of this offering memorandum, which is the fifth business day following the expected initial date of trading of the common units (such settlement cycle being referred to as "T+5"). You should note that trading of the common units on the initial date of trading of the common units and the next business day may be affected by the T+5 settlement. See "The Global Offering" beginning on page 207.

Forward-Looking Statements

This offering memorandum contains certain forward-looking statements based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, in which case our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. See "Special Note Regarding Forward-Looking Statements" beginning on page 43.

Valuation and Related Data

This offering memorandum contains valuation data relating to the four private equity funds that KKR has sponsored since January 1, 1997 and related data that has been derived from such funds. This offering memorandum also includes selected information for the seven private equity funds that KKR sponsored prior to January 1, 1997. When considering the valuation and related data presented in this offering memorandum, you should bear in mind that the historical results of the private equity funds that KKR has sponsored in the past are not indicative of the future results that you should expect from us, including as a result of the impact on our overall results of our temporary cash investments and opportunistic investments, which may be material. See "Special Note Regarding Valuation and Related Data" page 45.

PRESENTATION OF CERTAIN INFORMATION

We have prepared this offering memorandum using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to:

- "we," "us," "our" and "our partnership" are to KKR Private Equity Investors, L.P., a Guernsey limited partnership;
- our "Managing General Partner" are to KKR Guernsey GP Limited, a Guernsey limited company, which serves as our general partner;
- the "Investment Partnership" are to KKR PEI Investments, L.P., a Guernsey limited partnership, and, as applicable, its subsidiaries, through which our investments will be made;
- "KKR PEI Associates" are to KKR PEI Associates, L.P., a Guernsey limited partnership, which serves as the general partner of the Investment Partnership;
- the "Managing Investment Partner" are to KKR PEI GP Limited, a Guernsey limited company, which serves as the general partner of KKR PEI Associates;

- "KKR PEI SICAR" are to KKR PEI SICAR S.à r.l., a Luxembourg limited liability company (*société à responsabilité limitée*) that is a subsidiary of the Investment Partnership and which qualifies as a risk capital investment company (*société d'investissement en capital à risque*) under the laws of Luxembourg;
- "KKR" are to Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership, which provides investment management, operational and financial services to us and others involved in our investments, and its predecessor;
- the "2006 Fund" are to KKR 2006 Fund L.P., a Delaware limited partnership, which is currently being formed;
- the "European Fund II" are to KKR European Fund II, Limited Partnership, an Alberta limited partnership;
- the "Millennium Fund" are to KKR Millennium Fund L.P., a Delaware limited partnership, and Millennium Fund (Overseas), Limited Partnership, an Alberta limited partnership, collectively;
- the "European Fund" are to KKR European Fund, Limited Partnership, an Alberta limited partnership;
- the "1996 Fund" are to KKR 1996 Fund L.P., a Delaware limited partnership, and 1996 Fund (Overseas), Limited Partnership, an Alberta limited partnership, collectively;
- "affiliates of KKR," "KKR's affiliates" and "KKR affiliates" are to persons that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with KKR and principally include KKR's general partner and its members, KKR's private equity funds and their general partners and portfolio companies and other entities that are owned or controlled by KKR's general partner or its members;
- the "global offering" are to the private placement of our common units and the RDUs in the Netherlands and in other countries;
- the "global offering and related transactions" are to (i) the global offering, (ii) a $72 million cash contribution that will be made to our partnership by KKR PEI Holdings L.P., an entity that is owned by KKR's investment professionals and senior advisors, (iii) a $3 million cash contribution that will be made to the Investment Partnership by its general partner, which is owned by KKR investment professionals, and (iv) our use of the capital contributions that will be received in connection with the foregoing transactions as described under "Use of Proceeds;"
- "$" or "dollars" are to the lawful currency of the United States; and
- "€" or "euro" are to the common currency of the member states of the European and Monetary Union.

In this offering memorandum, unless the context suggests otherwise, we use the term "our investments" to refer both to our limited partner interests in the Investment Partnership, which will be the only investments that we record in our statement of assets and liabilities, and investments that are made by the Investment Partnership and its subsidiaries. Although investments that are made on our behalf and with our capital by the Investment Partnership and its subsidiaries will not appear as investments in our financial statements, we will be the primary beneficiary of such investments and will bear the full risk of loss. We also use the term "our investments" to refer to portfolio investments of the investment funds in which we will invest. While other fund partners will be involved in those portfolio company investments, we generally will be entitled to share ratably in the returns generated by such investments and will suffer the full risk of loss with respect to such investments. Please keep this convention in mind as you read this offering memorandum.

In addition, unless the context suggests otherwise, references to the issuance of common units include the issuance of RDUs, representing ownership interests in common units that are deposited with The Bank of New York, as depositary, and any other securities, cash or property that the depositary receives in respect of deposited common units, and references to "unitholders" include holders of our common units and persons who hold RDUs representing our common units. Unless otherwise indicated, information in this offering memorandum assumes that the option granted by our Managing General Partner to the managers to purchase additional common units solely to cover over-allotments has not been exercised.

TABLE OF CONTENTS

(This page has been left blank intentionally.)

SUMMARY

This summary highlights certain aspects of our business and the global offering and should be read as an introduction to this offering memorandum. Any decision to invest in our partnership should be based on a consideration of this offering memorandum as a whole. No civil liability is to attach to our partnership solely on the basis of this summary unless it is misleading, inaccurate or inconsistent when read together with the other parts of this offering memorandum. If a claim relating to the information contained in this offering memorandum is brought before a court of a Member State of the European Economic Area, the plaintiff may under the national legislation of the Member State where the claim is brought be required to bear the costs of translating this offering memorandum before legal proceedings are initiated.

Our Partnership

We are a Guernsey limited partnership that was formed on April 18, 2006. Our investment objectives are to invest in KKR's private equity funds, to make direct co-investments in portfolio companies of KKR's private equity funds and to pursue opportunistic investments identified by KKR, which opportunistic investments, although outside the scope of KKR's traditional private equity investments, have the potential to generate attractive returns. We will make all of our investments through limited partner interests in another newly formed Guernsey limited partnership, which we refer to as the "Investment Partnership," and its subsidiaries.

KKR, a leading sponsor of private equity funds, will implement our investment policies and procedures and carry out the day-to-day management and operations of our business pursuant to a services agreement. Our current investment policies and procedures, which were developed by KKR, provide that we will invest at least 75% of our adjusted assets in KKR-sponsored private equity investments and no more than 25% of our adjusted assets in opportunistic investments identified by KKR. We define our "adjusted assets" as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. We believe that, by pursuing our investment objectives, we and KKR will be able to build a strong investment base and thereby create long-term value for our unitholders.

KKR's Role in Our Investments

KKR will be responsible for selecting, evaluating, structuring, diligencing, negotiating, executing, monitoring and exiting our investments and for managing our uninvested capital in accordance with our cash management policy. These investment activities will be carried out by KKR's investment professionals and KKR's investment committee pursuant to our services agreement or under investment management agreements between KKR and its private equity funds. KKR will have broad discretion when making investment-related decisions under our services agreement and its investment management agreements and our Managing General Partner's board of directors will approve specific investment decisions in only limited circumstances. Pursuant to our services agreement, our private equity and opportunistic investments will be approved by KKR's investment committee.

KKR is strongly committed to our success and, in connection with our formation and the global offering, KKR's investment professionals and senior advisors will contribute $75 million in cash to our partnership and the Investment Partnership, of which $72 million will be contributed to us in exchange for 2,880,000 common units issued at the initial offering price. Additionally, under an investment agreement that we will enter into with KKR, KKR will agree to cause its affiliates to acquire additional common units from us on a quarterly basis with an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to KKR's affiliates pursuant to the carried interests and incentive distribution rights that are applicable to our investments. Common units that are issued to KKR's affiliates in connection with the global offering and related transactions or pursuant to our investment agreement will be subject to a general prohibition on transfer for a period of three years from the date

of issuance. We believe these arrangements will create an incentive for KKR to pursue investments that help us achieve our goal of creating long-term value for our unitholders.

Our Managing General Partner

As is commonly the case with limited partnerships, our limited partnership agreement provides for the management of our business and affairs by a general partner rather than a board of directors and officers. Our Managing General Partner is an affiliate of KKR, has a board of directors that is co-chaired by Henry R. Kravis and George R. Roberts, two of KKR's founders, and a chief financial officer whose services are provided pursuant to our services agreement.

About KKR

KKR was founded in 1976 by Jerome Kohlberg, Henry R. Kravis and George R. Roberts and, with offices in New York, Menlo Park, London, Paris, Hong Kong and Tokyo, it is among the oldest and most experienced private equity firms specializing in leveraged buyouts. KKR's investment approach for private equity investments is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value-creating strategies. Since its inception, KKR has raised over $30 billion in private equity funds and committed over $23 billion of equity in approximately 140 transactions with a total acquisition value of approximately $194 billion.

Our Initial Investments

We anticipate that we will receive net proceeds of approximately $1,487 million from the global offering and related transactions, assuming that we issue 62,880,000 common units at the initial offering price of $25.00 per common unit and after deducting the managers' commissions and placement fees and estimated expenses. The investments that we will initially make, or commit to make, with our capital are described below.

- ***Limited Partner Interest in the European Fund II.*** Upon the completion of the global offering, we will acquire a limited partner interest in the European Fund II from an affiliate of KKR for $21.9 million in cash, representing $20.7 million in capital contributions that the affiliate has made to the fund in connection with the fund's five existing portfolio company investments plus the affiliate's carrying cost in the limited partner interest. The limited partner interest represents a $100 million capital commitment to the European Fund II, of which $79.3 million remains unfunded. The European Fund II held its first closing in September 2005 and ultimately received €4.5 billion (approximately $5.5 billion) of capital commitments from fund partners. The fund's investment period is six years.
- ***Limited Partner Interest in the 2006 Fund.*** Following completion of the global offering, we expect to make a capital commitment to the 2006 Fund in an amount equal to approximately 40% of the net proceeds we receive from the global offering and related transactions, subject to compliance with our investment policies and procedures. The 2006 Fund is a private equity fund that is currently being formed by KKR. The total size of the fund has not yet been determined. The fund is expected to have an investment period of no longer than six years. The investment period is anticipated to begin during the second half of 2006 at which time the fund's general partner may begin to make capital calls for investments.
- ***Co-Investment in Capmark.*** Upon completion of the global offering, we intend to acquire an equity interest of approximately 2.5% in Capmark Financial Group, Inc. (formerly, GMAC Commercial Holding Corp.), or "Capmark," the former commercial mortgage subsidiary of General Motors Acceptance Corporation, from the Millennium Fund for $50.6 million in cash, representing the $50 million purchase price that the fund paid for the interest plus the fund's

carrying cost in the interest. This investment will be made alongside the Millennium Fund, which acquired its interest in this company during March 2006.

- ***Temporary Investments.*** Upon completion of the global offering and related transactions, we anticipate that our temporary investments will consist of government securities, cash, cash equivalents, money market instruments, asset-backed securities and other investment grade securities. We expect that, initially, between 30% and 50% of our surplus cash will be invested in government securities, cash, cash equivalents and money market instruments, between 30% and 50% will be invested in highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and up to 25% will be invested in other investment grade securities.

As described below, in addition to our initial investments we intend to invest in a broad range of investment opportunities, including KKR-sponsored private equity investments and other opportunistic investments.

Our Competitive Strengths and Investment Strategy

We believe that we possess a number of strengths that will assist us in creating long-term value for our unitholders. We intend to accomplish our objective of building a strong investment base by leveraging the strengths we describe below.

- ***Ability to Participate in KKR's Private Equity Investments.*** Our relationship with KKR will enable us to invest in a broad range of KKR-sponsored private equity investments.
  - *KKR's New Private Equity Funds.* In addition to our initial commitments to the European Fund II and the 2006 Fund, we have been granted a right by KKR to acquire a limited partner interest in each new private equity fund that KKR or an affiliate of KKR sponsors during the term of our services agreement. Such private equity funds are expected to make investments globally, including in the United States, Europe and Asia. The amount of our investment in any new private equity fund will be determined by KKR in its sole discretion, although KKR will be required to endeavor to act in a fair and equitable manner when making its determination. We believe that the opportunity to invest in a private equity fund at an early stage of the investment process will provide us with an important opportunity to share in the value created during the initial phases of the fund's investments.
  - *Co-Investments in Portfolio Companies of KKR's Private Equity Funds.* To the extent permitted by the terms of KKR's private equity funds, we anticipate using a significant portion of our assets to make direct co-investments in several KKR portfolio companies when we believe the investments present opportunities to create long-term value for our unitholders. Based upon recent KKR transactional activity, we believe that we will be provided the opportunity to make a sufficient number of co-investments so as to implement our business strategy.
  - *KKR's Existing Private Equity Funds.* We intend to selectively acquire limited partner interests in one or more of KKR's existing private equity funds over time. We believe that these investments will assist us in diversifying our investment base while allowing us to increase the speed with which our capital is deployed. Our Managing General Partner's independent directors will be required to approve the terms of such investments, including the prices that we pay for limited partner interests, the timing of such purchases and the amount of capital that we use. Such approvals are expected to be in the form of general guidelines, and the amount of capital we will be allowed to use may be material. See "Business—Our Investment Policies and Procedures" beginning on page 83.
- ***Active Involvement of KKR's Experienced Professionals in Our Investments.*** Our investment activities will be carried out by KKR's investment professionals under the supervision of KKR's

investment committee. KKR's investment professionals currently consist of the 24 members of its general partner who have an average of over 11 years of affiliation with KKR and 49 managing directors, directors, principals and associates who are employed by KKR. These individuals come from diverse backgrounds and have developed significant business relationships. We believe that their involvement in our investment process will provide us with informed perspectives and valuable access to investment opportunities.

- *Flexibility to Make Opportunistic Investments that Have the Potential to Create Substantial Value.* We intend to gradually invest up to 25% of our adjusted assets in opportunistic investments, principally those that KKR identifies but is not able to pursue in the course of its traditional private equity activities. We expect that our opportunistic investments will include long-oriented positions in publicly traded equity securities and debt securities and securities with equity-like features that we believe underestimate the asset quality or credit strength of the issuer. We expect that our opportunistic investments also will include investments made alongside the KKR Strategic Capital Fund, which is currently being formed by the manager of KKR Financial Corp. for the purposes of making investments in fixed income securities with a focus on stressed and distressed debt and investment opportunities created by market dislocation events.

KKR's Private Equity Track Record

The following table presents certain information relating to the historical performance, average investment holding period and investment values of the 1996 Fund, the European Fund, the Millennium Fund and the European Fund II (the four private equity funds that KKR has sponsored since January 1, 1997), which we believe illustrates the historical benefits of the investment approach that KKR will follow when making our private equity investments. The data for each of these funds is presented as of December 31, 2005 and has not been adjusted to reflect acquisitions or disposals of portfolio company investments subsequent to such date. None of this data has been audited.

When considering the data presented below, you should take note of the fact that the historical results of these funds are not representative of the performance of all of the private equity funds that KKR has sponsored during its 30 year history or indicative of the future results that you should expect from us and that the unrealized values presented below may not be realized in the future. In particular, the annual compounded gross and net rates of return for the seven private equity funds that KKR sponsored prior to January 1, 1997 have ranged from a low of 12.11% and 8.83%, respectively, to a high of 48.14% and 39.18%, respectively, and the multiples of invested capital achieved by those funds have ranged from a low of 2.1x to a high of 17.1x.

You should also bear in mind that the rates of return of KKR's most recently established private equity funds, including, in particular, the Millennium Fund, have been positively impacted by a substantial decrease in the average holding period for investments and by a select number of investments that have experienced rapid and substantial increases in value. We do not expect such trends to continue and, as a result, we do not expect that comparable returns will be achieved by KKR's future private equity funds or by our private equity investments. These returns also are not indicative of the returns we anticipate from our temporary investments and our opportunistic investments, the results of which may have a significant impact on our overall future results. For an additional description of several of the risks, uncertainties and other factors that could cause our returns to be materially lower than the returns previously achieved by KKR's private equity funds or the unrealized amounts to be less than what may actually be realized in the future, see "Risk Factors"

beginning on page 11 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58.

	As of December 31, 2005								
	Amount(1)		Value of Investments(2)			Dollar Weighted Average Holding	Annual Compounded Rates of Return(2)		Multiple of Invested
	Committed	Invested	Realized	Unrealized	Total	Period(2)	Gross	Net	Capital(2)
	(U.S. dollar amounts in millions)								
1996 Fund	$6,012	$6,012	$9,779	$1,740	$11,519	4.3	18.1%	13.3%	1.9x
European Fund	3,085	3,085	1,981	3,622	5,603	2.2	26.3%	18.5%	1.8x
Millennium Fund	6,000	3,713	741	6,451	7,192	1.0	73.9%	55.2%	1.9x
European Fund II(3) . . .	5,457	335	—	336	336	0.1	—	—	1.0x

(1) Each private equity fund's "committed amount" represents the amount of the capital commitments that had been made to the fund as of the valuation date. The "invested amount" represents the amount of the capital commitments that had been funded as of the valuation date. In the case of the European Fund II, the committed amount consisted of euro denominated commitments of €2,667,160,000, which have been converted into U.S. dollars based upon the exchange rate prevailing on the commitment date, and U.S. dollar denominated commitments of $2,222,701,916, which based upon such exchange rate are equal to €1,832,840,000.

(2) A description of the methodologies used in calculating the values, dollar weighted average holding periods, rates of return and multiples of invested capital presented above is included under "Special Note Regarding Valuation and Related Data" beginning on page 44.

(3) The European Fund II's first investment was completed on November 29, 2005. The fund made two additional investments on December 21, 2005. We have not presented annual compounded rates of return or the multiple of invested capital for the fund due to the short holding period for the fund's two investments.

Distribution Policy

Our Managing General Partner has adopted a distribution policy for our partnership pursuant to which we intend to make cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) in an amount in U.S. dollars that is generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on our partnership. We are not required to make such distributions and we cannot assure you that we will make such distributions as intended or that, for any particular unitholder, such distributions will be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. See "Distribution Policy" beginning on page 56.

Management Fees

Under our services agreement, we and the other service recipients have jointly and severally agreed to pay KKR a quarterly management fee in an aggregate amount equal to one-fourth of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, our "equity" will be calculated in the manner described under "Management of KKR and Our Services Agreement" beginning on page 121 and, during the one-year period following the closing of the global offering, will not include any proceeds from the global offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally,

except during the one-year period following the closing of the global offering when the definition of our equity will not take into account temporary investments, we anticipate that our equity for the purposes of the management fee will be approximately equal to our net asset value, which reflects the unrealized value of our investments.

The management fee that is payable under our services agreement will be reduced in current or future periods by an amount equal to the sum of any management fees that we pay KKR or its affiliates in connection with investments in KKR's investment funds and management fees, if any, that we pay third parties in connection with our investments. As is common in the private equity industry, KKR also receives monitoring and transaction fees directly from its funds' portfolio companies and, in certain instances, break-up fees from the target of an unconsummated investment. See "Relationships with KKR and Related Party Transactions" beginning on page 135.

Carried Interests and Incentive Distributions

Each investment that we make will be subject to either one "carried interest" or one "incentive distribution right" that will generally entitle an affiliate of KKR to receive a portion of the profits generated by the investment (generally, 20% of the net realized returns or 20% of the annual appreciation in net asset value depending on the type of investment). In addition, to the extent we acquire limited partner interests in any existing KKR fund at a price below its net asset value at that time, an affiliate of KKR may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized by us from such interests. A similar adjustment to reduce our future incentive distributions to an affiliate of KKR will apply if we pay a premium to net asset value for an interest in a KKR fund under certain circumstances. There will not be any duplication of carried interests or incentive distribution rights in connection with a given investment. See "Relationships with KKR and Related Party Transactions" beginning on page 135.

Foregone Carried Interests and Incentive Distributions

During the one-year period following the closing of the global offering, our temporary investments will not be subject to a carried interest or incentive distribution right. In addition, through a combination of additional reductions of the management fee that is payable under our services agreement and waivers of carried interests on our co-investments and incentive distribution rights relating to our opportunistic and temporary investments, KKR and its affiliates will effectively forego their share of the profits on our investments until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds." See "Relationships with KKR and Related Party Transactions—Management Fees " beginning on page 140.

Capital Contributions and Uses of Capital

The following table presents the capital contributions that we expect to receive in connection with the global offering and related transactions and the uses of those capital contributions, after deducting the managers' commissions and placement fees. This information is based on an initial offering price of $25.00 per common unit and assumes that we will issue 62,880,000 common units in the global offering and related transactions.

Capital Contributions	(in millions of U.S. dollars)	Uses of Capital	
Cash contributed by investors in the global offering	$1,500.0	Investment in the European Fund II	$ 21.9
		Co-investment in Capmark	50.6
Cash contributed by KKR's investment professionals and senior advisors	72.0	Managers' commissions and placement fees and other estimated fees and expenses	85.0
		Cash available to fund capital commitments, future investments and working capital	1,414.5
Total cash contributed(1)	$1,572.0	Total cash used or available for use	$1,572.0

(1) In connection with the global offering and related transactions, KKR PEI Associates, an entity that is owned by KKR's investment professionals and which serves as the general partner of the Investment Partnership, will separately make a $3.0 million cash contribution to the Investment Partnership in respect of its general partner interest. We have not presented the cash contribution in the table above because the cash will be allocated to the capital account of the general partner and will not be available to our partnership.

Summary Ownership, Organizational and Investment Structure

The chart below presents the ownership, organizational and investment structure that we expect to have after we complete the global offering and related transactions and apply the capital contributions therefrom as described under "Use of Proceeds" beginning on page 55.



KKR Affiliates *
Unitholders **
Ordinary Shares
Ordinary Shares
KKR PEI GP Limited (Managing Investment Partner)
KKR Guernsey GP Limited (Managing General Partner)
GP Interest
LP Interest
GP Interest
Non-Voting Common Units
KKR PEI Associates, L.P. (General Partner)
KKR Private Equity Investors, L.P. (Issuer)
GP Interests (Class A, B, C and D)
LP Interests (Class A, B, C and D)
KKR PEI Investments, L.P. (Investment Partnership)
Common Shares
Common Shares
LP Interests
One or More Foreign Subsidiaries to be Formed
KKR PEI SICAR S.à r.l. (Subsidiary)
2006 Fund Additional U.S. Funds ***
LP Interests
Co-Investment
Co-Investment
Non-U.S. Opportunistic Investments
European Fund II Additional Non-U.S. Funds ***
U.S. Portfolio Companies
U.S. Opportunistic and Temporary Investments
Non-U.S. Temporary Investments
Non-U.S.Portfolio Companies

"GP Interest" denotes a general partner interest.

"LP Interest" denotes a limited partner interest.

...... indicates an investment.

* The "KKR Affiliates" referred to in the chart above consist of the members of KKR's general partner and the employees of KKR who own ordinary shares of each of our Managing General Partner and the Managing Investment Partner and KKR PEI Associates Holdings, L.P., which is the sole limited partner of KKR PEI Associates and which is controlled by members of KKR's general partner.

** "Unitholders" consist of investors who purchase common units and RDUs in the global offering and KKR PEI Holding, L.P., which is owned by KKR's investment professionals and senior advisors.

*** "Additional U.S. Funds" and "Additional Non-U.S. Funds" include both existing private equity funds in which limited partner interests may be acquired in the future and any new private equity funds that KKR sponsors in the future. An affiliate of KKR serves as the general partner of each fund presented in the chart above.

The Global Offering

Common units offered in the global offering	60,000,000 non-voting common units, in the form of common units or RDUs
Common units to be issued in the related transactions	2,880,000 common units, in the form of common units or RDUs to be issued to KKR PEI Holdings, L.P. in exchange for a $72.0 million cash contribution. KKR PEI Associates will separately make a $3.0 million cash contribution to the Investment Partnership in respect of its general partner interest.
Option to purchase additional common units	The managers have the option to purchase up to an aggregate of 9,000,000 additional common units from our Managing General Partner at the initial offering price less the managers' commissions and placement fees until 30 days from the commencement of trading of our common units on the regulated market of Euronext Amsterdam N.V. to cover over-allotments. See "Global Offering—Option to Purchase Additional Common Units" beginning on page 207.
Common units to be outstanding immediately after the global offering and related transactions	62,880,000 common units or RDUs, or 71,880,000 common units or RDUs if the managers' option to purchase additional common units solely to cover over-allotments is exercised in full.
Initial offering price	$25.00 per common unit or RDU.
Euronext symbol	"KPE"
Security Codes	ISIN: GB00B13BNQ35 Amsterdam Security Code (*fondscode*): 29058
Restricted depositary units	Each RDU will represent one common unit. The RDUs will be evidenced by restricted depositary receipts. For a description of the RDUs, see "Description of the Restricted Depositary Units and Our Restricted Deposit Agreement" beginning on page 165.
Transfer Restrictions	Our common units, whether in the form of common units or RDUs, are subject to certain ownership limitations and transfer restrictions. For a description of these limitations and restrictions and the consequences of acquiring or holding common units or RDUs in violation thereof, see "Description of Our Common Units and Our Limited Partnership Agreement—Ownership Limitations; Involuntary Transfers of Limited Partner Interests" beginning on page 151, "Transfer Restrictions" beginning on page 200 and "Certain ERISA Considerations" beginning on page 205.
Alternative Settlement Cycle	We expect that delivery of the common units and RDUs will be made against payment therefor on or about the settlement date specified on the cover page of this offering memorandum, which will be the fifth business day following the expected initial date of trading of the common units (T+5). You should note that trading of the common units on the initial date of trading of the common units and the next business day may be affected by the T+5 settlement. See "The Global Offering" beginning on page 207.

Summary Risk Factors

An investment in our partnership involves substantial risks and uncertainties. These risks and uncertainties include, among others, those listed below.

- We are a newly formed partnership with no separate operating history and KKR's private equity track record is not indicative of its or our future performance.
- We expect returns on cash invested pursuant to our cash management policy to be lower than returns on our private equity and opportunistic investments and, as a result, we expect that the longer it takes to deploy our capital, the lower our overall returns will be.
- Although we intend to selectively acquire limited partner interests in one or more of KKR's existing private equity funds over time, we cannot predict the extent to which limited partners of those funds will be willing to sell their limited partner interests to us on acceptable terms or at all.
- Your rights as a unitholder will differ substantially from the rights of limited partners of KKR's private equity funds and the potential return on your investment may not be commensurate with the returns achieved by limited partners of KKR's private equity funds.
- We generally do not have any fixed requirements for investment diversification, including on the size or amount of our co-investments, which could result in our investments being materially concentrated.
- KKR or our Managing General Partner could undergo a change of control, which could result in a change in our investment objectives and cause us material harm, or KKR could decide not to raise new private equity funds, which would have a material adverse effect on our prospects.
- The unrealized values of our investments that we report from time to time will be based on estimates and the actual amounts that are ultimately realized may be lower due to a number of risks.
- We are highly dependent on KKR and KKR's affiliates, who will exercise significant influence over our business and affairs and who will be responsible, pursuant to our services agreement, for implementing our investment strategy.
- Our organizational, ownership and investment structure may create significant conflicts of interest that may be resolved in a manner which is not always in the best interests of our partnership or the best interests of our unitholders.
- Our investments may be aggressive, speculative, concentrated in a limited number of companies or funds and subject to a higher amount of risk and volatility than alternative investment options.
- Your ability to invest in or transfer our common units or the RDUs may be limited by certain limitations imposed by our limited partnership agreement as a result of considerations relating to the U.S. Investment Company Act, the U.S. Internal Revenue Code, the U.S. Employee Retirement Income Security Act of 1974, as amended, or "ERISA", and certain other laws.

The foregoing is not a comprehensive list of the risks and uncertainties to which we are subject. You should carefully consider all of the information in this offering memorandum, including the information included under "Risk Factors" beginning on page 11 and "Our Management and Corporate Governance—Conflicts of Interest and Fiduciary Duties" beginning on page 114, prior to making an investment in our partnership.

RISK FACTORS

Your investment in our partnership will involve substantial risks. You should carefully consider the following factors in addition to the other information set forth in this offering memorandum before you decide to purchase our securities. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business, financial condition, results of operations or the value of your investment. If any of the following risks actually occur, our business, financial condition, results of operations and the value of your investment would likely suffer.

Risks Relating to Our Partnership and Our Investment Strategy

We are a newly formed partnership with no separate operating history and KKR's private equity track record is not indicative of its or our future performance.

We were formed as a Guernsey limited partnership on April 18, 2006 and have not yet commenced operations. We intend to make all of our investments through the Investment Partnership, another newly formed Guernsey limited partnership of which we are the sole limited partner, in KKR's private equity funds, direct co-investments in portfolio companies of KKR's private equity funds and opportunistic investments that are identified by KKR. Neither we nor the Investment Partnership have any historical financial statements or other meaningful operating or financial data with which you may evaluate us, the performance of the investments that we intend to make or the effectiveness of our investment strategy as a whole. An investment in our partnership is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially.

We have presented in this offering memorandum certain information with respect to the historical performance of certain of the private equity funds that KKR has sponsored since its inception. Such information is included, among other places, under "Summary—KKR's Private Equity Track Record" on page 4 and "Business—KKR's Private Equity Track Record" on page 76. When considering this information you should bear in mind that the historical results of the private equity funds that KKR has sponsored in the past are not indicative of the future results that you should expect from us and that the unrealized values of the investments presented herein may not be realized in the future. In particular, our results are expected to differ substantially from the historical results achieved by KKR's private equity funds due to the fact that:

- we will initially have a substantial amount of surplus cash that will need to be invested in temporary investments, which are expected to generate returns that are substantially lower than the returns we anticipate receiving from private equity and opportunistic investments;
- we intend to make co-investments from time to time alongside the private equity funds in which we invest, which will increase our exposure to changes in the values of individual investments;
- we intend to gradually invest up to 25% of our adjusted assets in opportunistic investments, which are expected to have lower rates of return and different risks of loss than the returns we anticipate receiving from traditional private equity investments;
- KKR and its investment professionals have historically not made the types of opportunistic and temporary investments that we intend to make, which will subject those investments to additional risks;
- we intend to acquire limited partner interests in one or more of KKR's existing private equity funds after the completion of the global offering and, to the extent that we acquire such interests at prices that are commensurate with the funds' net asset values, we will not benefit from any value that was created prior to such acquisitions, which, in the case of funds in which investments are not at an early stage, may be substantial; and

- the management fees that will be payable to KKR under our services agreement are expected to be higher than the management fees that are payable by KKR's private equity funds, which could cause our rates of return to be lower than the rates of return achieved by KKR's private equity funds.

You should also note that the rates of return of KKR's most recently established private equity funds, including, in particular, the Millennium Fund, have been positively impacted by a substantial decrease in the average holding period for investments and by a select number of investments that have experienced rapid and substantial increases in value. We do not expect such trends to continue and, as a result, we do not expect that comparable returns will be achieved by KKR's future private equity funds or by our partnership.

KKR has not yet identified all of the potential investments that it will make with our capital and we expect that we will generate lower returns due to our cash management policy during the period that it takes to deploy our capital in private equity or opportunistic investments.

KKR has not yet identified all of the potential investments that it will make with the capital contributions that we receive in connection with the global offering and related transactions. In particular, we anticipate that upon completion of the global offering and related transactions, approximately $1,414.5 of our capital, or 95% of our total assets, will be subject to further investment by KKR in its capacity as our services provider or as a sponsor of private equity funds, assuming that we issue 62,880,000 common units in the global offering and related transactions at an initial offering price of $25.00 per common unit and after deducting managers' commissions and placement fees and other estimated fees and expenses. KKR intends to conduct extensive due diligence with respect to our private equity and opportunistic investments and, as a result, suitable investment opportunities may not be immediately available. Given the amount of capital contributions that will not be immediately invested, it may take a significant amount of time to fully invest our capital, which we expect will result in lower returns due to our cash management policy. We cannot predict how long it will take to deploy our capital in private equity and opportunistic investments. Timing will depend, among other things, on how quickly KKR raises new investment funds, the availability of suitable private equity and opportunistic investment opportunities, including the availability of co-investment opportunities, the willingness of limited partners of the 1996 Fund, the European Fund, the Millennium Fund and the European Fund II to sell their limited partner interests in those funds to us and the interest of limited partners of KKR's private equity funds to participate in co-investment opportunities that may be granted by the funds' general partners (which could potentially decrease the amount of co-investments that we are able to make). In addition, our belief that we will be provided the opportunity to make a sufficient number of direct co-investments so as to implement our business strategy is based upon, among other assumptions, recent KKR transactional activity and our assumption that the number and size of future KKR private equity transactions will be consistent with recent historical experience. We cannot assure you that our future transactional activity will meet these expectations, in which case it will take longer to deploy our capital. Pursuant to our cash management policy, we will invest in temporary investments, which are expected to generate returns that are substantially lower than the returns we anticipate receiving from private equity and opportunistic investments. There may also be a high degree of variability between the returns generated by different types of temporary investments. In addition, KKR will have broad discretion under our investment policies and procedures when making investments and our unitholders will not have a right to provide input with regard to KKR's investment decisions or an opportunity to evaluate a proposed investment before investing in our partnership. These factors will increase the uncertainty, and thus the risk, of an investment in our partnership.

Our financial condition and results of operations will depend on KKR's ability to manage future growth and effectively implement our investment strategy.

Our ability to achieve our investment objectives will depend on our ability to grow our investment base, which will depend, in turn, on KKR's ability to identify, invest in and monitor a suitable number of companies and implement the various aspects of our investment strategy. Achieving growth on a cost-effective basis will be largely a function of KKR's structuring of the investment process, its ability to provide competent, attentive and efficient services under our services agreement and our ability to reinvest our capital and to obtain additional capital on acceptable terms. KKR's investment professionals, including the members of its general partner, will have substantial responsibilities under our services agreement. In order for us to grow, KKR may be required to hire, train, supervise and manage new employees. However, we can offer no assurance that any of those employees will contribute to the work that KKR carries out on our behalf. Any failure to manage our future growth or to effectively implement our investment strategy could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that KKR will be able to accurately predict or effectively react to future changes in the value of investments.

Our ability to generate attractive returns for our unitholders will depend upon KKR's ability to make a correct assessment as to future values that can be realized in connection with investments. The ability to accurately assess future investment values, whether in connection with the making of an investment or the exiting of an investment, may be particularly important in the case of opportunistic investments that are made in businesses over which we, the Investment Partnership and KKR have relatively limited or no control. The securities markets have in recent years been characterized by a high degree of volatility and unpredictability and we cannot assure you that KKR will be successful in making assessments regarding future trends in prices, including the timing of any price changes, that it will be able to effectively react to any such changes or that we will generate gains on investments.

We cannot assure you that the values of investments that we report from time to time will in fact be realized.

We anticipate that a substantial portion of the investments that we make, including investments that are made through private equity funds, will be in the form of investments for which market quotations are not readily available. KKR will be required to make good faith determinations as to the fair value of these investments on a quarterly basis in connection with the preparation of our partnership's financial statements and the consolidated financial statements of the Investment Partnership. There is no single standard for determining fair value in good faith and, in many cases, fair value is best expressed as a range of fair values from which a single estimate may be derived. The types of factors that may be considered when applying fair value pricing to an investment in a particular company include the historical and projected financial data for the company, valuations given to comparable companies, the size and scope of the company's operations, the strengths and weaknesses of the company, expectations relating to investors' receptivity to an offering of the company's securities, the size of KKR's holding in the portfolio company and any control associated therewith, information with respect to transactions or offers for the portfolio company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions, the nature and realizable value of any collateral or credit support and other relevant factors. Fair values may be established using a market multiple approach that is based on a specific financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues or net asset value) or, in some cases, a cost basis or a discounted cash flow or liquidation analysis. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently

uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed. Even if market quotations are available for our investments, such quotations may not reflect the value that we would actually be able to realize because of various factors, including the possible illiquidity associated with a large ownership position, subsequent illiquidity in the market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance. Our net asset value could be adversely affected if the values of investments that we record are materially higher than the values that are ultimately realized upon the disposal of the investments and changes in values attributed to investments from quarter to quarter may result in volatility in the net asset values and results of operations that we report from period to period. We cannot assure you that the investment values that we record from time to time will ultimately be realized. We also cannot assure you that the 1996 Fund, the European Fund, the Millennium Fund and the European Fund II will be able to realize the unrealized investment values that are presented in this offering memorandum.

We are highly dependent on KKR and its investment professionals and we cannot assure you we will have continued access to them.

We, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the Investment Partnership's subsidiaries and its general partner do not currently have any employees or own any facilities, and we each will depend on KKR for the day-to-day management and operation of our respective businesses. Under our services agreement, KKR will be responsible for, among other things, selecting, acquiring and disposing of investments, carrying out financing, cash management and risk management activities, providing investment advisory services, including with respect to our investment policies and procedures, and arranging for personnel and support staff to be provided to carry out the management and operation of our respective businesses, including our Managing General Partner's chief financial officer. Additionally, there are no restrictions on KKR's ability to establish funds or other publicly traded entities that compete with us. For example, both KKR Financial Corp. and the KKR Strategic Capital Fund have investment strategies that overlap with ours, principally with respect to fixed income investments and investments made pursuant to our cash management policy. Personnel and support staff provided by KKR are not required to have as their primary responsibility the day-to-day management and operations of our partnership or any of the other service recipients or to act exclusively for any of us. The private equity funds in which we will make investments will similarly be dependent on KKR for investment management, operational and financial advisory services. We also cannot be certain that KKR will continue to form new private equity funds. We believe that our success and the success of the private equity funds in which we invest will depend upon the experience of KKR and its continued involvement in our business and those private equity funds. If KKR were to cease to provide services under our services agreement or to cease to provide investment management, operational and financial advisory services to us or to any of its private equity funds for any reason or to cease to raise new private equity funds, we would experience difficulty in making new investments, our business and prospects would be materially harmed and the value of our existing investments and our results of operations and financial condition would be likely to suffer materially.

The departure or reassignment of some or all of KKR's investment professionals could prevent us from achieving our investment objectives.

We will depend on the diligence, skill and business contacts of KKR's investment professionals, including the members of its general partner, and the information and deal flow they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with KKR. KKR has experienced departures of key investment professionals in the past and may do so in the future, and we cannot predict the impact

that any such departures will have on our ability to achieve our investment objectives. The departure of any of the members of KKR's general partner, including Henry R. Kravis or George R. Roberts, or a significant number of its other investment professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our investment objectives. The departure of some or all of those individuals could also violate certain "key man" retention obligations specified in the documentation governing KKR's private equity funds. A violation of any such provisions could result in the termination of a fund's investment period or a reduction in the amount of capital committed by fund partners. Our limited partnership agreement and our services agreement with KKR do not require KKR to maintain the employment of any of its investment professionals or to cause any particular investment professionals, other than members of its investment committee, to provide services to us or on our behalf. In addition, a transfer of control over KKR's business could result in the departure or reassignment of some or all of the KKR investment professionals that are involved in our business.

The members of KKR's general partner could transfer their control over KKR to a third party who would be able to exercise significant control over investment activities, which could result in a change in our investment objectives and cause us material harm.

We believe that our success will depend on the experience of KKR and its continued involvement in our business and the private equity funds in which we invest. However, we do not have the right to prevent the members of KKR's general partner from transferring their control over KKR's business to a third party. If the members of KKR's general partner were to transfer their control over KKR's business, the new owner would become the service provider under our services agreement and the investment manager of KKR's private equity funds, which in turn would provide the new owner with substantial discretion over our business and the making of investments with our capital. A new owner may not be willing or able to form new private equity funds and could invest our capital in funds that have investment objectives and governing terms that differ materially from those of KKR's private equity funds. A new owner could also have a different investment philosophy, employ investment professionals who are less experienced, be unsuccessful in identifying investment opportunities or have a track record that is not as successful as KKR's track record. In addition, pursuant to our services agreement, our private equity and opportunistic investments must be approved by KKR's investment committee. We would expect that any such transfer of control would mean that the composition and role of such investment committee also would likely change. We also expect that such transfer of control would result in a transfer of control from KKR to such third party of the Investment Partnership's general partner. If any of the foregoing were to occur, we could experience difficulty in making new investments and the value of our existing investments, our business, our results of operations and our financial condition could materially suffer.

KKR's affiliates may transfer their control over our Managing General Partner to a third party who could replace its directors and officers without unitholder consent, which may cause us material harm and change our investment objectives.

Although our Managing General Partner may not directly transfer its general partner interest in our partnership to a person who is not a KKR affiliate without unitholder consent, KKR's affiliates that own our Managing General Partner may transfer their beneficial ownership of our Managing General Partner to a third party for any reason and at any time without obtaining unitholder consent, which would have the same substantive effect as if it transferred its interest in us directly to the third party. If the shareholders of our Managing General Partner were to transfer their ownership interests in our Managing General Partner to another person, the new owner would be in a position to remove our Managing General Partner's incumbent directors and officers and appoint new directors and officers of its own choosing, provided that the new appointments comply with the provisions of our Managing General Partner's articles of association, including provisions requiring our Managing General Partner

to maintain a board of directors that consists of a majority of independent directors and provisions that require independent director nominees to be approved by a majority of the independent directors holding office. Also, in the event of a transfer in the beneficial ownership of our Managing General Partner to a person who is not a KKR affiliate, we would be required to change our name to remove any reference to "KKR". We also expect that such transfer of control would also result in a transfer of control from KKR to such third party of the general partner of the Investment Partnership.

If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to modify our investment policies and procedures and exercise substantial influence over our management and the types of investments that we make. Such changes could result in our capital being used to make investments in private equity funds and other types of investments in which KKR has no involvement or in our making investments, including opportunistic investments, that are substantially different from the types of investments that we currently intend to make. Additionally, we cannot predict with any certainty the effect that any transfer in the beneficial ownership of our Managing General Partner would have on the trading price of our common units or the RDUs or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regard to our business and affairs. As a result, the future of our partnership would be uncertain and the value of our investments, our results of operations and our financial condition may suffer.

Because we will make our investments through the Investment Partnership and its subsidiaries, which are KKR's affiliates, KKR will exercise substantial influence over our business.

We intend to make all of our investments through the Investment Partnership and its subsidiaries, which are controlled by KKR's affiliates, and expect that our only substantial assets will be limited partner interests in the Investment Partnership. Because our interests in the Investment Partnership and its subsidiaries will consist solely of those limited partner interests, we will not have a right to participate in the management or operations of the Investment Partnership and its subsidiaries, including with respect to the making of investment decisions. Although the Investment Partnership's limited partnership agreement requires it to make investments in accordance with our investment policies and procedures, we may have difficulty enforcing or verifying compliance and it may be difficult or impossible to unwind investments that do not comply with our investment policies and procedures after those investments have been made. Our Managing General Partner's board of directors will rely primarily on KKR to help monitor the Investment Partnership's compliance with our investment policies and procedures, which could make it more difficult for us to detect non-compliance or to enforce our rights.

Affiliates of KKR will be able to control the composition of our Managing General Partner's board of directors and exercise substantial influence over our business and affairs.

Affiliates of KKR are the sole shareholders of our Managing General Partner and hold a majority of the seats on our Managing General Partner's nominating and corporate governance committee. As a result of their ownership of our Managing General Partner and the degree of control that they exercise over the decisions of its nominating and corporate governance committee, such persons will be able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercise substantial influence over our business and affairs. In addition, because our Managing General Partner's board of directors may take action (other than with respect to the enforcement of rights under our services agreement or investment agreement with KKR) only with the approval of two-thirds of its directors, and because we expect that more than one-third of our Managing General Partner's directors will be affiliated with KKR, our Managing General Partner generally will not be able to act on our behalf without the approval of one or more directors who are affiliated with KKR. While our

Managing General Partner will be permitted to take action with respect to the enforcement of rights under our services agreement or investment agreement with KKR with the approval of only a majority of its directors, such approval would require the approval of all of its independent directors to the extent none of the directors affiliated with KKR agree with such action. Such approval may be difficult to obtain.

Our Managing General Partner's board of directors has approved very broad investment policies and procedures and KKR will have substantial discretion when making investment decisions, including with respect to the allocation of opportunities to invest in KKR-sponsored investment funds and to make co-investments alongside such funds.

Our Managing General Partner's board of directors has established very broad investment policies and procedures for our investments. These policies and procedures will provide KKR with substantial discretion when selecting, acquiring and disposing of investments, including in determining the types of investments that it deems appropriate, the investment approach that it follows when making investments and the timing of investments. In addition, KKR will be permitted to cause us to make (or to exclude us from making) investments in its new investment funds and co-investments alongside such funds without obtaining the approval of our Managing General Partner's board of directors. While our Managing General Partner's board of directors will periodically review KKR's compliance with our investment policies and procedures, it is generally not expected to review or approve individual investment decisions. It may be difficult or impossible to unwind investments that are not consistent with our investment policies and procedures by the time they are reviewed by our Managing General Partner's board of directors. In addition, our investment policies and procedures do not impose any limitations on the terms of the funds through which we may make our investments, including with respect to fund size, affiliation, geographic concentration, investment parameters and industry focus. We also cannot be certain that KKR will continue to form new investment funds, including private equity funds, in which our capital will be invested. If KKR does not continue to form such funds, there would be a material adverse impact on our prospects.

Our unitholders do not have a right to vote on partnership matters or to take part in the management of our business and affairs.

Under our limited partnership agreement, our unitholders are not entitled to vote on matters relating to our partnership or to participate in the management or control of our business and affairs. In particular, our unitholders do not have the right to cause our Managing General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our Managing General Partner's board of directors, to remove existing directors from our Managing General Partner's board of directors, to prevent a change of control of our Managing General Partner or to propose changes to or otherwise approve our investment policies and procedures. In addition, although our unitholders' consent is required in order for our Managing General Partner to take certain actions affecting our partnership, our unitholders' consent rights apply only with respect to certain amendments to our limited partnership agreement, certain amendments to our Managing General Partner's articles of association and a direct transfer of our Managing General Partner's general partner interest in our partnership to a person who is not an affiliate of KKR. As a result, unlike holders of common stock of a corporation, our unitholders will not be able to influence the direction of our business and affairs, including our investment policies and procedures, or to cause a change in our management, even if they are unsatisfied with the performance of our Managing General Partner.

In addition, our Managing General Partner's board of directors has broad discretion to change our investment policies and procedures and, in particular, with the approval of a majority of our independent directors, is able to increase the percentage of our adjusted assets that may be invested in

opportunistic investments, which would be a significant change from the investment objectives described in this offering memorandum. Our unitholders do not have any right to consent to a change in our investment policies and procedures.

The rights of the holders of our common units and the fiduciary duties owed to our partnership will be governed by Guernsey law and our limited partnership agreement and may differ from the rights and duties owed to partnerships, limited partners or unitholders under the laws of other countries.

We are a limited partnership that has been formed and registered under the laws of Guernsey. The rights of our unitholders and the fiduciary duties that our Managing General Partner owes to our partnership and our unitholders are governed by Guernsey law and our limited partnership agreement. In accordance with Guernsey law, our limited partnership agreement contains various provisions that modify and restrict the fiduciary duties that might otherwise be owed to our unitholders. As a result, the rights of holders of our common units and the fiduciary duties that are owed to them and our partnership may differ in material respects from the rights and duties that would be applicable if we were organized under the laws of a different jurisdiction or if were not permitted to vary such rights and duties in our limited partnership agreement. Holders of RDUs will not be considered record holders of our common units and certain of their rights will be governed by terms of the restricted deposit agreement with The Bank of New York and not by the terms of our limited partnership agreement or Guernsey law.

We do not have any operations and our principal source of cash will be the investments that we make through the Investment Partnership and its subsidiaries.

Upon completion of the global offering and related transactions, we expect to contribute substantially all of our cash to the Investment Partnership, and we do not expect to retain a significant amount of cash. Accordingly, we will depend on the Investment Partnership to distribute cash to us in a manner that allows us to meet our expenses as they become due and to make distributions to unitholders in accordance with our distribution policy. The Investment Partnership is not required to make any distributions to us, except upon final liquidation, even if it has distributable cash. The ability of the Investment Partnership to make cash distributions to us will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Investment Partnership and its subsidiaries, restrictions on cash distributions that are imposed by applicable law or the charter documents of the Investment Partnership and its subsidiaries, the timing and amount of cash generated by investments that are made by the Investment Partnership and its subsidiaries, any contingent liabilities to which the Investment Partnership and its subsidiaries may be subject, the amount of taxable income generated by the Investment Partnership and its subsidiaries and other factors that the Managing Investment Partner deems relevant. If we are unable to receive cash distributions from the Investment Partnership or if it is unable to receive cash distributions from its subsidiaries, we may not be able to meet our expenses when they become due and we may be required to delay or cancel the cash distributions we intend to make to our unitholders pursuant to our distribution policy.

Our organizational, ownership and investment structure may create significant conflicts of interest that may be resolved in a manner which is not always in the best interests of our partnership or the best interests of our unitholders.

Our organizational, ownership and investment structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and KKR and KKR's affiliates, on the other hand. In certain instances, the interests of KKR and KKR's affiliates who are involved in our business and investments may differ from the interests of our partnership and our unitholders, including with respect to the types of investments made, the timing and method in which investments are exited, the timing and amount of distributions by our partnership,

the reinvestment of returns generated by investments, the use of leverage when making investments and the appointment of outside advisors and service providers, including as a result of the reasons described under "Risk Factors" and "Our Management and Corporate Governance—Board Structure, Practices and Committees—Conflicts of Interest and Fiduciary Duties." Our limited partnership agreement and the Investment Partnership's limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders when such conflicts arise. These changes are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Managing Investment Partner to take into account the interests of third parties, including KKR and KKR's affiliates, when resolving conflicts of interest. As a result of these modifications, it is possible that conflicts of interest may be resolved in a manner that is not always in the best interests of our partnership or the best interests of our unitholders.

Our arrangements and the arrangements of the Investment Partnership and its subsidiaries with KKR and KKR's affiliates were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

Our limited partnership agreement, our services agreement, our investment agreement, the Investment Partnership's limited partnership agreement, our investment policies and procedures and our and the Investment Partnership and its subsidiaries' other arrangements with KKR and KKR's affiliates, including with respect to our initial investments as set forth in this offering memorandum, were negotiated in the context of our and their formation, and the global offering and related transactions by persons who were, at the time of negotiation, affiliates of KKR and one another. While our Managing General Partner's independent director nominees are aware of the terms of these arrangements, they did not participate in the negotiation of such terms and have not approved the arrangements on our behalf. Because these arrangements were negotiated between related parties, their terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and KKR's ability to engage in outside activities, including activities that compete with us, our activities and the activities of the Investment Partnership and its subsidiaries, and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our limited partnership agreement, persons who acquire common units in the global offering and related transactions and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our limited partnership agreement or any duty stated or implied by law or equity.

The liability of KKR and KKR's affiliates is limited under our arrangements with them, and we have agreed to indemnify KKR and KKR's affiliates against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making investment related decisions than they otherwise would if investments were being made solely for their own account.

Under our services agreement, KKR has not assumed any responsibility other than to render the services described in the services agreement in good faith and will not be responsible for any action that our Managing General Partner or the Managing Investment Partner take in following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, our Managing General Partner's articles of association and the charter documents of the Investment Partnership and its subsidiaries, the liability of KKR and KKR's affiliates is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of KKR and its affiliates under our services agreement is similarly limited, except that such persons are also liable for liabilities arising from gross negligence. In addition, we, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership have agreed to indemnify KKR and KKR's affiliates to the fullest extent

permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the services agreement or the services provided by KKR, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in KKR and its affiliates tolerating greater risks when making investment-related decisions than otherwise would be the case, including when determining whether to use leverage in connection with investments. The indemnification arrangements to which such persons are a party may also give rise to legal claims for indemnification that are adverse to our partnership and our unitholders.

It may be difficult for us to terminate our services agreement with KKR.

Our services agreement with KKR provides that we and the other service recipients may terminate the agreement only if KKR materially breaches any provision of the agreement and the breach continues unremedied for a period of thirty days after written notice thereof, if KKR or any of its permitted assignees or subcontractors engages in any act of fraud, misappropriation of funds or embezzlement against any party to the agreement, if KKR or any of its permitted assignees or subcontractors is grossly negligent when performing its duties under the agreement or if KKR becomes bankrupt or insolvent or is dissolved. We cannot terminate the agreement for any other reason, including if KKR experiences a change of control. In addition, the termination of the agreement by us for any reason would require the approval of a majority of our Managing General Partner's full board of directors. As a result, any such action would require the unanimous approval of its independent directors to the extent none of the directors affiliated with KKR agree with such action. Such approval may be difficult to obtain. If KKR's performance as our service provider does not meet the expectations of investors, and we are unable to terminate the services agreement, the market price of our common units and the RDUs could suffer. Furthermore, the termination of the services agreement would terminate our right to invest in KKR's new private equity funds, which would be materially harmful to us.

KKR and its affiliates will not owe our unitholders any fiduciary duties under our services agreement or our investment agreement with KKR.

The obligations of KKR and its affiliates under our services agreement and our investment agreement will be contractual rather than fiduciary in nature. As a result, our Managing General Partner, in its capacity as our general partner, will have sole authority and discretion to enforce the terms of the agreements and to consent to any waiver, modification or amendment of their provisions. While our Managing General Partner will be permitted to take action on our behalf with respect to the enforcement of our rights under our services agreement or our investment agreement with the approval of a majority of its directors, any such action would require the unanimous approval of its independent directors to the extent none of the directors affiliated with KKR agrees with such action. Such approval may be difficult to obtain. While it is possible that our unitholders could bring a derivative action under Guernsey law to cause us to enforce our rights under the agreements, such actions may be difficult, time consuming, costly and ultimately unsuccessful, particularly given that the permission of a Guernsey court would be required to commence such an action and the deference afforded to our Managing General Partner and its board of directors under Guernsey law.

Our services agreement may create an incentive for KKR to make investments and take other actions that increase or maintain our equity value over the near-term when other investments or actions may be more favorable.

KKR will be entitled to receive a management fee under our services agreement based on the amount of equity, as defined in the agreement, invested in our partnership. This fee, which will be

payable irrespective of KKR's operating performance under the services agreement, may create an incentive for KKR and its affiliates to make investments and take other actions that increase or maintain the equity value of our partnership over the near-term when other investments or actions may be more favorable to our partnership or our unitholders. In addition, because the amount of the management fee will be increased by future equity issuances by our partnership, the fee structure may create an incentive for KKR's affiliates to use their influence over our partnership to cause us to issue additional common units from time to time in a manner that is dilutive to our existing unitholders. The amount of the management fee will also increase as a result of any quarterly purchases of our common units that KKR's affiliates make pursuant to our investment agreement with KKR.

KKR's affiliates are entitled to share in the returns generated by our investments, which could create an incentive for them to assume greater risks when making investment decisions than they otherwise would in the absence of such arrangements.

While KKR and its affiliates have made and are expected to make significant capital contributions to our partnership and the private equity funds and portfolio companies in which our capital will be invested, KKR's affiliates will generally be entitled to a carried interest in respect of net realized returns generated by our private equity investments and an incentive distribution in respect of certain increases in the net asset value of our opportunistic and temporary investments. Some of our Managing General Partner's directors, including Henry R. Kravis and George R. Roberts, and all of the Managing Investment Partner's directors are members of KKR's general partner or employees of KKR and will be entitled to share in distributions received in respect of these carried interests and incentive distribution rights. Because these carried interests and incentive distribution rights are unrelated to the amount of capital contributed by KKR and KKR's affiliates to an investment, they may create an incentive for KKR and KKR's affiliates to make investments that are generally more risky than would be the case in the absence of such arrangements or to use leverage to increase returns on investments. Under certain circumstances, the use of leverage may increase the likelihood of a loss, which would disfavor our unitholders, including investors who purchase common units or the RDUs in the global offering. In addition, the carried interests and incentive distributions could result in investments being made in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns, and which would adversely affect our results of operations and the value of our common units and the RDUs.

KKR's affiliates will be entitled to share in the returns generated by successful investments, even if our investments as a whole do not increase in value or, in fact, decrease in value.

Each investment that we make will be subject either to one carried interest or to one incentive distribution right, which will generally entitle an affiliate of KKR to receive a portion of the profits generated by the investment as described under "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137. For the purposes of determining the amount of distributions to which KKR's affiliates will be entitled pursuant to these carried interests and incentive distribution rights, gains and losses on individual investments will be subject to only limited netting. In particular, while gains and losses on portfolio company investments that are made by a single fund generally will be netted against one another, gains and losses from portfolio company investments that are made by a single fund will not be netted across funds or against co-investments, opportunistic investments or temporary investments. In addition, while gains and losses on our opportunistic and temporary investments will be netted against one another, and while gains and losses on a co-investment will be netted against gains and losses on other co-investments, gains and losses on our opportunistic and temporary investments will not be netted against gains and losses on co-investments. Due to this limited netting, KKR's affiliates may be entitled to receive a portion of the returns generated by our investments (in addition to the

management fee that will be payable to KKR under our services agreement) even though our investments as a whole do not increase in value or, in fact, decrease in value.

KKR and its affiliates will be able to pursue other business activities and provide services to third parties that compete directly with us, which could cause us to compete with others for access to KKR's investment professionals, information and deal flow.

KKR and its affiliates will be able to pursue other business activities and provide services to third parties that compete directly with us, including sponsoring or managing an investment fund, such as a hedge fund, that makes investments that are similar to the types of opportunistic investments that we intend to make. In addition to our partnership and the private equity funds in which we will make investments, KKR and its affiliates have established or advise, and may continue to establish or advise, other investment entities that rely on the diligence, skill and business contacts of KKR's investment professionals, including the members of its general partner, and the information and deal flow they generate during the normal course of their activities. The requirements of these entities may be substantial and may cause KKR to divert some of the resources and professionals that would otherwise be made available under our services agreement with KKR. Some of these entities may also have investment objectives that overlap with our investment objectives and KKR and its affiliates may have greater financial incentives to assist those other entities over us. Under our services agreement, KKR will be permitted to allocate resources and personnel to those entities in a manner that it deems appropriate, provided that the allocation of resources and personnel does not substantially and adversely affect the performance of its obligations under our services agreement. To the extent that KKR and its affiliates engage in activities for themselves or others, those activities may be detrimental to our business and adverse to the interests of our unitholders and may, in some cases, lead to the allocation of investment opportunities to others. In addition, while KKR has granted us a right to acquire limited partner interests in each new private equity fund that KKR or any of its affiliates sponsors during the term of our services agreement, KKR has the right to determine in its sole discretion the size of the investment that we will be permitted to make and our right to invest in such private equity funds will not entitle us to participate in any other forms of investment or types of investment funds that KKR or its affiliates may make, manage or sponsor from time to time.

Due to the foregoing, we expect to compete from time to time with KKR's affiliates for access to the benefits that we expect to realize from KKR's involvement in our business. In particular, when allocating opportunities to make fixed income investments, we expect that KKR would provide priority to KKR Financial Corp. and the KKR Strategic Capital Fund, in which case the number and size of the fixed income investment opportunities provided to us would be commensurately limited. KKR Financial Corp. and the KKR Strategic Capital Fund are also permitted to make private equity investments, which may result in our competing with these entities for access to those investment opportunities and KKR is not required to give us priority in making private equity investments. In addition, KKR Financial Corp. has made co-investments in portfolio companies of KKR's private equity funds and is likely to do so in the future. The KKR Strategic Capital Fund may also make co-investments in such portfolio companies. Finally, if KKR elects in the future to establish a hedge fund that focuses on publicly traded equity securities, it may give priority to such a fund when allocating opportunities to make public equity investments, including the typical opportunistic investments we intend to make.

We will operate in a highly competitive market for investment opportunities.

Our investment strategy is dependent to a significant extent on the ability of KKR to identify opportunities for us to make direct co-investments in KKR portfolio companies, as well as its ability to identify opportunities for KKR's private equity funds in which we will hold commitments. The failure of KKR to identify and make appropriate investment opportunities on our behalf as a result of competitive pressures would increase the amount of our assets invested in temporary cash investments and, accordingly, reduce our anticipated rates of return. We will compete with a number of entities for

investment opportunities. We expect that we will face competition for investments primarily from public and private investment funds, operating companies acting as strategic buyers, business development companies, commercial and investment banks and commercial finance companies, including, in certain instances, companies or funds that are affiliates of KKR, including, possibly, KKR Financial Corp. and the KKR Strategic Fund. See "Business—Competition" beginning on page 105. Many of these competitors may be substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Several of these competitors have recently raised, or are expected to raise, significant amounts of capital, and may have similar investment objectives, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments. We cannot assure you that the competitive pressures we will face will not have a material adverse effect on our business, financial condition and results of operations or that KKR will be able to identify and make investments on our behalf that are consistent with our investment objectives or that generate attractive returns for our unitholders. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Alternatively, we may experience decreased rates of return and increased risks of loss if we match investment prices, structures and terms offered by competitors.

We, the Investment Partnership and subsidiaries of the Investment Partnership are expected to incur indebtedness, including borrowings drawn under one or more credit facilities, which will be in addition to indebtedness that is incurred by companies in which our investments are made. Such additional indebtedness could subject our unitholders to additional risks.

We expect to incur indebtedness to fund our liquidity needs and expect that the Investment Partnership and its subsidiaries will incur indebtedness to fund their liquidity needs, to leverage our opportunistic investments and potentially to leverage certain of our temporary investments. This indebtedness, which may be incurred under one or more credit facilities, will be in addition to any indebtedness that is incurred by companies in which our investments are made. While the incurrence of this indebtedness may positively affect our net asset value when the values of underlying investments increase, it has the potential to negatively impact our net asset value when the values of underlying investments decline, because a greater percentage of the value of the underlying assets would be subject to a lender's superior claim. This indebtedness would also give rise to additional costs, including debt issuance and servicing costs, and financial and operating covenants, which could affect our ability or the ability of the Investment Partnership and its subsidiaries to engage in certain types of activities or to make distributions in respect of equity. U.S. tax-exempt entities face unique U.S. tax issues relating to such indebtedness. See "Certain Tax Considerations—United States Tax Considerations" beginning on page 174 and "Risks Relating to Taxation" beginning on page 35. Moreover, the deductibility of interest on such indebtedness may be limited for state and local tax purposes. See "Certain Tax Considerations—United States Tax Considerations—Limitations on Interest Deductions" beginning on page 177. Because we anticipate that a significant proportion of our investments will be illiquid and will not generate distributable cash on a regular basis, we, the Investment Partnership and its subsidiaries may not be able to meet any debt service obligations. If we, the Investment Partnership or a subsidiary of the Investment Partnership were to incur indebtedness in the future and fail to satisfy any debt service obligations or breach any related financial or operating covenants, we, the Investment Partnership or such subsidiary could be prohibited from making any distributions until such breach is cured or the lender could declare the full amount of the indebtedness to be immediately due and payable and could foreclose on any assets pledged as collateral. Any of these outcomes could materially affect the value of an investment in our partnership.

We may experience fluctuations in our quarterly operating results.

We may experience fluctuations in our operating results from quarter to quarter due to a number of factors, including changes in the values of investments that we make through the Investment Partnership and its subsidiaries, which in turn could be due to changes in values of portfolio companies, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses and the operating expenses of the Investment Partnership and its subsidiaries, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of our common units and the RDUs and cause our results for a particular period not to be indicative of our performance in a future period.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act and related rules.

We have not been and do not intend to become registered as an investment company under the U.S. Investment Company Act and related rules. The U.S. Investment Company Act and related rules provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. None of these protections or restrictions is or will be applicable to our partnership. In addition, in order to avoid being required to register as an investment company under the U.S. Investment Company Act and related rules, we have implemented restrictions on the ownership and transfer of our common units and the RDUs, which may materially affect your ability to hold or transfer our common units or the RDUs. See "Description of Our Common Units and Our Limited Partnership Agreement—Ownership Limitations; Involuntary Transfers of Limited Partner Interests" beginning on page 151 and "Transfer Restrictions" beginning on page 200.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We and our Managing General Partner are subject to laws and regulations enacted by national, regional and local governments. The Investment Partnership, the Managing Investment Partner and the Investment Partnership's subsidiaries and its general partner are subject to comparable laws and regulations. In particular, we and our Managing General Partner will be required to comply with certain licensing and regulatory requirements that are applicable to a Guernsey investment fund, including laws and regulations supervised by the Guernsey Financial Services Commission, and our Managing General Partner will be required to comply with certain Dutch legal requirements that are applicable to collective investment schemes established outside of the Netherlands. In addition, the Investment Partnership, the Managing Investment Partner and the Investment Partnership's general partner are subject to regulation in Guernsey and the Investment Partnership's subsidiaries are or will be subject to regulation in Luxembourg or, when formed, other countries. Additional laws may apply to the private equity funds and portfolio companies in which we make investments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, by any of the persons referred to above could have a material adverse effect on our business, investments and results of operations.

Risks Relating to Our Investments

Our private equity investments are subject to a number of significant risks and you could lose all or part of your investment.

Our current investment policies and procedures provide that we will invest at least 75% of our adjusted assets in KKR-sponsored private equity investments. These investments, which will be made through the Investment Partnership and its subsidiaries, may take the form of investments in private equity funds or co-investments in portfolio companies of private equity funds. Private equity investments involve a number of significant risks, including the following:

- companies in which private equity investments are made typically are highly leveraged and subject to significant debt service obligations, stringent operating and financial covenants and risks of default under financing and other contractual arrangements, which would trigger severe adverse consequences for the company and the value of our investment in such company if a default were to occur;
- companies in which private equity investments are made may have limited financial resources and may be unable to meet their obligations under their securities, which may be accompanied by a deterioration in the value of their equity securities or any collateral or guarantees provided with respect to their debt;
- companies in which private equity investments are made typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;
- companies in which private equity investments are made are more likely to depend on the management talents and efforts of a small group of persons and, as a result, the death, disability, resignation or termination of one or more of those persons could have a material adverse impact on their business and prospects and the investment made;
- companies in which private equity investments are made generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;
- executive officers, directors and employees of an equity sponsor may be named as defendants in litigation involving a company in which a private equity investment is made; and
- generally only little public information exists about companies in which private equity investments are made and investors in those companies generally must rely on the ability of the equity sponsor to obtain adequate information for the purposes of evaluating potential returns and making a fully informed investment decision.

Our opportunistic investments are expected to be developed from the same investment channels as our private equity investments and, as a result, may pose the same or additional risks of loss. In addition, KKR has historically operated as a sponsor of traditional private equity funds and does not have direct experience making opportunistic investments similar to those that we intend to make.

We intend to use up to 25% of our adjusted assets to make opportunistic investments that are identified by KKR from time to time and may increase such percentage with the approval of two-thirds of our Managing General Partner's independent directors. These investments are expected to consist of investment opportunities that KKR historically has not pursued due to the fact that they tend to be inconsistent with the investment mandates of its private equity funds as a result of such factors as the relatively small size of the investment, the fact that the investment involves a public company or a debt

investment or the unwillingness of the potential target to sell control of its business or pursue a possible private equity transaction. Although KKR has considerable experience in making private equity investments, it has historically operated primarily as a sponsor of traditional private equity funds and has not made investments that are similar to the opportunistic investments that we intend to make. In addition, we expect that a portion of our opportunistic investments will be made alongside the KKR Strategic Capital Fund in various fixed income securities that are expected to generate returns substantially below the rates of return typically targeted by KKR's private equity funds. As a result of these factors, KKR's private equity track record, including the rates of return and multiples of invested capital achieved by its private equity funds, is not indicative of the results that we may achieve in the future with respect to opportunistic investments. We cannot predict with certainty at this time the impact that the investment approach that KKR has developed for traditional private equity investments will have on our opportunistic investments or whether our opportunistic investments will be successful. Our opportunistic investments could lose some or all of their value and, we expect that our opportunistic investments will at least in some cases, and may in all cases, generate returns that are substantially lower than the returns achieved by KKR's private equity funds.

We expect returns from cash invested in accordance with our cash management policy to be substantially lower than returns from our private equity and opportunistic investments, and, as a result, we expect that the longer it takes to deploy our capital, the lower the overall returns on our investments will be.

Based on an assumed initial offering price of $25.00 per common unit and assuming that we issue 62,880,000 common units in the global offering and related transactions, we anticipate that upon completion of the global offering and related transactions we will have $1,414.5 million of cash, after deducting managers' commissions and placement fees and estimated expenses. This cash will need to be invested in temporary investments pending its use in private equity and opportunistic investments. We anticipate that these temporary investments will consist of government securities, cash, cash equivalents, money market instruments, asset-backed securities and other investment grade securities. We expect that, initially, between 30% and 50% of our surplus cash will be invested in government securities, cash, cash equivalents and money market instruments, between 30% and 50% will be invested in highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and up to 25% will be invested in other investment grade securities.

Temporary investments are expected to generate returns that are substantially lower than the returns that we anticipate receiving from private equity and opportunistic investments, which could prevent us from meeting our investment objectives and negatively impact our results and the value of our common units and the RDUs pending the full investment of our capital. For example, during the last 30 days, yields on short-term U.S. treasury bills have ranged from 4.4% to 5.0%. If the yields on temporary investments do not exceed our expenses or the expenses of the Investment Partnership and its subsidiaries, we may incur operating losses and the market price of our common units and the RDUs may decline. In addition, while we believe that our temporary investments will be relatively conservative compared to our private equity and opportunistic investments, they are nevertheless subject to the risks associated with any investment, which could result in the loss of all or a portion of the capital invested.

Our private equity investments will, and our opportunistic investments may, be in companies that are highly leveraged.

We expect to make private equity investments, and may also make opportunistic investments, in companies whose capital structures have a significant degree of leverage, including leverage resulting from the structuring of our investment in the company. For example, in private equity investments, indebtedness may constitute 65% or more of a portfolio company's total debt and equity capitalization, including debt that may be incurred in connection with the investment. In addition, companies that are not or do not become highly leveraged at the time an investment is made may increase their leverage

after the time of investment, including in connection with an expansion into additional or different markets. Investments in highly leveraged companies are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. In addition, the incurrence of a significant amount of indebtedness by a company may, among other things:

- give rise to an obligation to make mandatory prepayments of debt using excess cash flow, which may limit the company's ability to respond to changing industry conditions to the extent additional cash is needed for the response, to make unplanned but necessary capital expenditures or to take advantage of growth opportunities;
- limit the company's ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors who have relatively less debt;
- limit the company's ability to engage in strategic acquisitions that may be necessary to generate attractive returns or further growth; and
- limit the company's ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or general corporate purposes.

A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt.

Our ability to achieve attractive rates of return on our private equity investments will depend on KKR's continued ability to access sources of indebtedness at attractive rates, and a significant increase in prevailing interest rates could have a material adverse effect on our financial condition and results of operations.

Because private equity investments rely heavily on the use of leverage, our ability to achieve attractive rates of return on private equity investments will depend on KKR's continued ability to access sources of indebtedness at attractive rates. An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance private equity investments. Increases in interest rates could also make it more difficult to locate and consummate private equity investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital. With respect to opportunistic investments, increases in interest rates could also decrease the value of any fixed rate debt investments that we make. In addition, a portion of the indebtedness used to finance private equity investments generally includes subordinated debt securities issued in capital markets transactions. Availability of capital from debt capital markets is subject to significant volatility and KKR may not be able to access those markets at attractive rates, or at all, when completing a private equity investment. Any of the foregoing circumstances could have a material adverse effect on our financial condition and our results of operations.

KKR's private equity funds have structured, and in the future may continue to structure, some of their portfolio company investments as "club investments," which reduce KKR's control over the investments, require the consent of other investors to transfer the investments and increase your exposure to a risk of loss on any particular investment if you have invested in one or more other participating private equity funds.

Under certain circumstances, private equity funds may elect to structure a portfolio company investment as a "club investment." A club investment involves an equity investment in which two or more private equity firms serve together or collectively as equity sponsors. These investments have become more common in recent years due to increases in the size of private equity investments and the amount of capital required to successfully bid on an investment target. In particular, of the ten most recent acquisitions completed by KKR, seven have been structured as club investments. These

transactions, which consisted of KKR's investments in AVR Bedrijven N.V., Avago Technologies, Toys "R" Us, Inc., SBS Broadcasting S.A., TDC A/S, SunGard Data Systems Inc. and Capmark have involved combined equity commitments by fund sponsors ranging from $400 million to $3.4 billion. The number of equity sponsors participating in these transactions has ranged from three to seven. An increasing percentage of portfolio company investments may be structured as club investments in the future.

Club investments generally provide for a reduced level of KKR control over the investment because governance rights are shared with other equity sponsors. In club deals, KKR is required to share control over an investment and typically at least some aspects of its investment approach are not followed. Accordingly, decisions relating to the investment, including decisions relating to the management and operation of the company and the timing and nature of any exit, are often made by a majority vote of the equity sponsors or by separate agreements that are reached with respect to individual decisions. For example, seven equity sponsors, including KKR, participated in the recent acquisition of SunGard Data Systems Inc. Each sponsor maintains one seat on the company's board of directors and one seat on an executive committee that makes significant decisions relating to the investment. Because decisions of those bodies are generally made by majority or supermajority vote, KKR does not have the individual power to determine the outcome of matters relating to the investment or individually prevent the other equity sponsors from taking actions that KKR does not approve. KKR has entered into shareholder agreements in connection with the other six club investments referred to above that similarly limit the amount of control that KKR is able to exercise with respect to those investments. Because KKR does not have the ability to exercise control over the club investments in which it participates, we may not be able to realize some or all of the benefits that we believe will be created from KKR's involvement in our investments, including the approach that it has developed for managing portfolio company investments, and we may be unable to exit any such investment when KKR believes it is beneficial to do so.

In addition, when an investment is structured as a club investment, you could face significantly increased exposure to a risk of loss on any particular investment if you have also made an investment in another private equity fund that is involved in the club investment. The likelihood that you will face such increased exposure may be greater if you hold limited partner interests in a large number of private equity funds, as is the case with some private equity investors, or if you are a limited partner of a fund that is sponsored by a private equity firm with whom KKR regularly partners.

Your rights as a unitholder will differ substantially from the rights of a limited partner of KKR's private equity funds and the potential return on your investment may not be commensurate with the returns achieved by limited partners of KKR's private equity funds.

Your rights and benefits as unitholder will differ substantially from the rights and benefits that you would have as a limited partner of one of KKR's private equity funds. The differences and risks associated with such differences include the following.

- *Timing of Capital Contributions.* The limited partners of KKR's private equity funds generally are only required to make capital commitments to a fund, which are funded only when a capital call is made by the fund's general partner, while our unitholders will be required to contribute their capital to our partnership when acquiring our securities. Because our unitholders must fully fund their investment in our partnership at the time they purchase our securities, and because our cash management strategy is likely to result in lower returns than our private equity and opportunistic investments, our unitholders may realize rates of returns on their investments that are lower than the rates of returns realized by limited partners of KKR's private equity funds.
- *Absence of "Key Man" Provisions.* The limited partners of KKR's private equity funds generally may terminate their capital commitments to the fund if certain "key-man" provisions (provisons which require certain individuals or groups of individuals to remain active in the fund) are

triggered prior to the termination of the investment period, while our unitholders will be required to contribute their capital to our partnership when acquiring our securities. In circumstances that would otherwise allow the limited partners of KKR's private equity funds to reduce their capital commitments to their fund, our unitholders' only recourse would be to sell their interests in our partnership, and the sale price may not equal the purchase price, resulting in a loss on the investment.

- *Differing Calculations of Management Fees.* The management fees that limited partners of KKR's private equity funds must pay KKR, in its capacity as the investment manager of the funds, generally are based on a percentage of capital committed to the fund during the fund's investment period and thereafter based on a reducing percentage of the cost basis of the funds' investments, which causes the fees to decline over time. The management fee that is payable to KKR under our services agreement, on the other hand, is based on our "equity" and does not, by its terms, decline over time. Except during the one-year period following the closing of the global offering, for the purposes of the management fee, our "equity" generally is expected to be approximately equal to our net asset value. As a result, unlike the management fees that limited partners of KKR's private equity funds must pay KKR, our management fee will vary over time in response to changes in the unrealized value of our investments. Due to the differences in the manner in which these management fees are calculated, the management fee that is payable under our services agreement is expected to be higher than the management fees that are payable by limited partners of KKR's private equity funds.

- *No Reductions for Certain Fees.* The management fees that limited partners of KKR's private equity funds must pay KKR, in its capacity as the investment manager of the funds, generally are subject to reduction based on a percentage of the amount of the transaction, monitoring and break-up fees that KKR or its affiliates receive in connection with a fund's investments or proposed investments. We have waived our right to have the management fees that we pay as a limited partner in KKR's private equity funds reduced by such transaction, monitoring and break-up fees. Instead, the management fee that is payable under our services agreement is subject to reduction based on the amount of any management fees that we pay as a limited partner in KKR's private equity funds, including the increase in such amounts resulting from such waiver. In addition, the management fee that is payable under our services agreement will not be subject to reduction for any transaction, monitoring or break-up fees that are attributable to our co-investments. As a result, limited partners of KKR's private equity funds may pay comparatively lower fees in respect of their investments than we pay in respect of our investments.

- *Lack of Certain Reimbursements for Losses.* Distributions that are made to the general partners of a KKR private equity fund pursuant to a carried interest in the returns generated by the fund's investment generally are subject to reimbursement in the event that the fund is in a net loss position upon the termination of the fund. Distributions that are payable to KKR's affiliates in connection with our co-investments and opportunistic investments will not be subject to similar reimbursement, although such distributions will take into account prior realized and unrealized losses.

- *Less Information.* We expect that limited partners of KKR's private equity funds will receive comparatively more information concerning a fund's portfolio company investments than will be provided to our unitholders. We anticipate that such information, which generally will be subject to confidentiality restrictions, will include (i) an annual review of each fund's portfolio companies that includes individual portfolio company valuations and selected business and financial information for those companies, (ii) quarterly letters that include investment highlights for select portfolio company investments and report any changes in individual portfolio company valuations as of the end of the quarter, (iii) confidential memoranda relating to a fund's

acquisition of a portfolio company that contains business and selected financial information relating to the portfolio company and information concerning the acquisition and (iv) on a case-by-case basis, certain additional information that a limited partner may request. Our unitholders, in contrast, will only receive our annual and quarterly reports, which will include our financial statements and the consolidated financial statements of the Investment Partnership, a discussion and analysis by management of our respective results of operations, liquidity and capital resources and an individual valuation of each portfolio company in which our aggregate interest (taking into account all interests held through investment funds and any co-investments in the portfolio company) represents 3% or more of the Investment Partnership's consolidated net asset value as of the end of the applicable reporting period.

- *Distributions.* Generally, the terms of KKR's private equity funds require that current income and other net cash proceeds from the funds' investments and from dispositions of investments be distributed to the limited partners within specified periods. We are not required to distribute to our unitholders any cash received from our investments in these funds or from any of our other investments. Our Managing General Partner has adopted a distribution policy for our partnership pursuant to which we limit our cash distributions to an amount in U.S. dollars that is intended to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain (after taking into account any witholding tax imposed on our partnership), although we are not required to do so. Accordingly, the only way our unitholders may be able to realize a return on their investment in us is to sell the common units or RDUs that they own.
- *U.S. Withholding Taxes.* The U.S. limited partners of KKR's private equity funds generally receive dividends from U.S. portfolio companies free and clear of any U.S. withholding tax. Also, the non-U.S. limited partners of KKR's private equity funds resident in countries with a tax treaty with the United States generally are, without filing of a U.S. income tax return, subject to U.S. withholding tax on such dividends only at the reduced rate provided by such tax treaty rather than the 30% rate that is otherwise applicable. By contrast, since we may not be able to provide complete information about the tax status of our investors to the Investment Partnership and to preserve the fungibility of our common units, any dividends paid by a U.S. portfolio company to the Investment Partnership will be subject to U.S. withholding tax at a rate of 30%. In connection with the annual filing of their U.S. income tax returns, U.S. investors will generally be able to obtain a tax credit or refund from the U.S. Internal Revenue Service, or the "IRS," for their allocable share of such withholding taxes. Non-U.S. investors may need to file a U.S. income tax return with the IRS in order to obtain a U.S. tax credit or refund of any excess U.S. withholding tax attributable to their interest. The foregoing principles may apply in a similar fashion to non-U.S. withholding taxes imposed on dividends paid by non-U.S. portfolio companies other than, in general, those held by us through KKR PEI SICAR.

Additional factors that could cause the rights and benefits of our unitholders to differ from the rights and benefits available to limited partners of KKR's private equity funds, including factors that could cause our future performance to differ materially from the historical performance of KKR's private equity funds, are described elsewhere in this section of the offering memorandum.

Initially, we will make investments in a limited number of portfolio companies, and in the future our investments also may be concentrated, which will increase the risk of loss associated with underperforming investments.

Other than our temporary investments, our initial investments are expected to consist of a limited partner interest in the European Fund II, whose holdings as of the date of this offering memorandum consisted of equity interests in five portfolio companies, and equity interests in Capmark. Although we intend to selectively acquire limited partner interests in one or more of KKR's existing private equity

funds over time, we cannot predict the extent to which limited partners of those funds will be willing to sell their limited partner interests to us on acceptable terms or at all. A consequence of the limited number of investments that will initially be made is that the aggregate returns that we realize may be adversely affected if any of these investments perform poorly or the value of any of these investments is substantially written down. Except for provisions in our current investment policies and procedures that limit the amount of capital that may be used for opportunistic investments, we generally do not have any fixed requirements for investment diversification or restrictions on the size or amount of co-investments that we may make. Our investments could therefore be materially concentrated in relatively few investment funds and portfolio companies and focused on a limited number of industries or geographic regions. Our investments could also be limited to certain types of securities and, in the case of fixed income investments, investments that do not have a broad range of credit ratings. In addition, to the extent that we make co-investments alongside private equity funds of which we are also a limited partner, our portfolio concentration would increase our exposure to changes in the values of individual investments. Such portfolio concentration is likely given that our investment objectives contemplate that we will rely heavily on a significant number of co-investments in order to deploy our surplus cash.

Limited partner interests in KKR's private equity funds have historically traded at a discount to net asset value.

In connection with the global offering and related transactions, we will acquire a limited partner interest in the European Fund II at a price that approximates the current net asset value of the fund's investments. We also intend to selectively acquire over time limited partner interests in one or more of KKR's existing private equity funds. Prior to the global offering and related transactions, there has been only a limited secondary market for limited partner interests in KKR's private equity funds, and these limited partner interests generally have been transferred at a discount to net asset value. While the price discount has generally decreased in recent years, such limited partner interests may continue to trade at a discount to net asset value in the future. In addition, if we acquire a limited partner interest in one of KKR's private equity funds and are subsequently required to write down the value of the limited partner interest due to the price at which such limited partner interests are trading in the secondary market or for any other reason, or if we are forced to dispose of the limited partner interests at a price that is below the value at which the limited partner interest is carried, we would record depreciation in the value of such investments, which would adversely affect our results of operations.

Our private equity investments will, and our opportunistic investments may, rank junior to investments made by others.

We expect to make private equity investments, and may also make opportunistic investments, in companies that have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our investment. By their terms, such instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our investment. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which an investment is made, holders of securities ranking senior to our investment in the company would typically be entitled to receive payment in full before distributions could be made in respect of our investment. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our investment. To the extent that any assets remain, holders of claims that rank equally with our investment would be entitled to share on an equal and ratable basis in distributions that are made out of those assets.

Our private equity investments are likely to be, and our other investments may be, illiquid.

A substantial proportion of our investments will be in private equity funds or private companies and will require a long-term commitment of capital. A substantial amount of our investments will also

be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult to sell investments if the need arises or if we or KKR determines such sale would be in our best interests. In addition, if we were to be required to liquidate all or a portion of an investment quickly, we may realize significantly less than the value at which the investment was previously recorded, which could result in a decrease in our net asset value.

Our investments may not appreciate in value or generate investment income or gains.

We intend to make investments that will create long-term value for our unitholders. However, investments that we make, including investments made through private equity funds, may not appreciate in value and, in fact, may decline in value. For example, individual investments that have been made by some of KKR's recent private equity funds, including funds in which we intend to invest, have lost some or all of their value and represent actual or potential losses for the funds. To the extent that we make a co-investment in a portfolio company of a private equity fund in which we are a limited partner, the effect of any such diminution of value would be magnified, because we would lose both the value of the investment made through the fund and the value of the co-investment. In addition, our opportunistic and temporary investments are expected to include investments in debt securities. Issuers of debt securities may default on payments of interest, principal or both. Accordingly, we cannot assure you that our investments will generate gains or income or that any gains or income that may be generated will be sufficient to offset any losses that may be sustained.

Economic recessions or downturns could impair the value of our investments or prevent us from increasing our investment base.

We may make investments in companies that are susceptible to economic recessions or downturns. During periods of adverse economic conditions, these companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased funding costs. During such periods, these companies may also have difficulty in expanding their businesses and operations and be unable to meet their debt service obligations or other expenses as they become due. Any of the foregoing could cause the value of our investments to decline. In addition, during periods of adverse economic conditions, we may have difficulty accessing financial markets, which could make it more difficult or impossible for us to obtain funding for additional investments and harm our net asset value and operating results.

Market values of publicly traded securities that are held as investments may be volatile.

Our opportunistic investments are expected to include investments in publicly traded securities. Our private equity investments similarly may involve investments in portfolio companies whose securities are publicly traded or offered to the public in connection with the process of exiting an investment. The market prices and values of publicly traded securities of companies in which we have invested may be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated fluctuations in the quarterly and annual results of the companies in which investments are made and other companies in the industries in which they operate, market perceptions concerning the availability of additional securities for sale, general economic, social or political developments, changes in industry conditions, changes in government regulation, shortfalls in operating results from levels forecast by securities analysts, the general state of the securities markets and other material events, such as significant management changes, refinancings, acquisitions and dispositions. Changes in the values of these investments may adversely affect our net asset value and results of operations and cause the market price of our common units or the RDUs to fluctuate.

The due diligence process that KKR intends to undertake in connection with our investments may not reveal all facts that may be relevant in connection with an investment.

Before making our private equity and opportunistic investments, KKR intends to conduct extensive due diligence it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. The objective of the due diligence process will be to identify attractive investment opportunities based on the facts and circumstances surrounding an investment and, in the case of private equity investments, to prepare a framework that may be used from the date of an acquisition to drive operational achievement and value creation. When conducting due diligence, KKR will be expected to evaluate a number of important business, financial, tax, accounting, environmental and legal issues in determining whether or not to proceed with an investment. Outside consultants, legal advisers, accountants and investment banks are expected to be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, KKR will be required to rely on resources available to it, including information provided by the target of the investment and, in some circumstances, third party investigations. The due diligence process may at times be subjective with respect to newly organized companies for which only limited information is available. Accordingly, we cannot assure you that the due diligence investigation that KKR will carry out with respect to any investment opportunity will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. We also cannot assure you that such an investigation will result in an investment being successful.

We expect to make investments, including a substantial portion of our opportunistic investments, in companies that are not controlled by our partnership, the Investment Partnership, a subsidiary of the Investment Partnership or KKR.

Our opportunistic investments will include investments in debt instruments and equity securities of companies that are not controlled by our partnership, the Investment Partnership, a subsidiary of the Investment Partnership or KKR. KKR's private equity funds may also dispose of investments in portfolio companies over time in a manner that results in the funds retaining a minority investment. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values of investments could decrease and our financial condition and results of operations could suffer as a result.

Certain of our opportunistic investments may create a conflict of interest with our private equity investments.

Subject to receiving any approval of our Managing General Partner's independent directors that may be required, we will be permitted to make opportunistic investments in corporate leveraged loans, high-yield debt securities and preferred equity securities of companies in which a KKR private equity fund holds a common equity interest. In those cases, the interests of KKR's private equity fund, in its capacity as a common equity holder, may not always be aligned with our interests as the holder of an opportunistic investment. For example, one of KKR's private equity funds could have an interest in pursuing an acquisition, divestiture or other transaction that, in KKR's judgment, could enhance the value of the private equity investment, even though the proposed transaction would subject our opportunistic investment to additional or increased risks. In those cases, KKR will not have a fiduciary duty to act in our best interests.

Access to confidential information may restrict the ability of KKR to take action with respect to some investments, which, in turn, may negatively affect the potential returns to our unitholders.

We and others who are involved in our investments, including KKR, may directly or indirectly obtain confidential information concerning one or more companies in which an investment has been or

may be made. We and KKR have implemented compliance procedures designed to seek to ensure that material non-public information is not used for making investment decisions on our behalf, although we cannot assure you that such procedures will be effective. Under these procedures, if we or KKR possess confidential information concerning a company, there may be restrictions on our ability to make, dispose of, increase the amount of, or otherwise take action with respect to, an investment in the company. Such restrictions could limit our freedom to make potentially profitable investments or to liquidate an investment when it would be in our best interests to do so. Due to the foregoing, our relationship with KKR could create a conflict of interest to the extent that KKR becomes aware of confidential information concerning a company in the course of its other business activities.

We expect to make investments in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

Our investment strategy contemplates that we may make investments in companies that are based outside of the United States. Investing in companies that are based outside of the United States, particularly in countries characterized as having emerging markets, involves risks and considerations that are not typically associated with investments in companies established in the United States. These risks may include the possibility of exchange control regulations, political and social instability, nationalization or expropriation of assets, the imposition of non-U.S. taxes, less liquid markets, adverse fluctuations in currency exchange rates, higher rates of inflation, less available current information about an issuer, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting, auditing and financial reporting standards, less stringent requirements relating to fiduciary duties, fewer investor protections and greater price volatility.

Although we expect that most of our investments will be denominated in U.S. dollars, investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. KKR may employ hedging techniques to minimize these risks, but we can offer no assurance that such strategies will be effective. If KKR engages in hedging transactions, we may be exposed to additional risks associated with such transactions.

Risk management activities may adversely affect the return on our investments.

When managing our exposure to market risks, KKR may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates and currency exchange rates. We anticipate that the scope of risk management activities undertaken by KKR will vary based on the level and volatility of interest rates, prevailing foreign currency exchange rates, the types of investments that are made and other changing market conditions. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. However, such activities can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of the position. Such transactions may also limit the opportunity for gain if the value of a position increases. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price.

The success of any hedging or other derivative transactions that KKR enters into generally will depend on KKR's ability to correctly predict market changes. As a result, while KKR may enter into

such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. Moreover, for a variety of reasons, KKR may not seek or be successful in establishing a perfect correlation between the instruments used in a hedging or other derivative transactions and the position being hedged. An imperfect correlation could prevent KKR from achieving the intended result and could give rise to a loss. In addition, it may not be possible to fully or perfectly limit our exposure against all changes in the value of our investments, because the value of investments is likely to fluctuate as a result of a number of factors, some of which will be beyond our control.

Acquisitions of outstanding limited partner interests in private equity funds may give rise to contingent liabilities.

The Investment Partnership and its subsidiaries may from time to time acquire limited partner interests in KKR's private equity funds from third parties. The acquisition of such limited partner interests will subject the Investment Partnership and its subsidiaries to any contingent liabilities that are attached to the interests acquired. In particular, as the holder of a limited partner interest, the Investment Partnership or its subsidiary will be primarily liable to fund capital calls that may be made by such funds to recoup past distributions as a result of liabilities incurred in respect of investments that were made before the acquisition of the limited partner interest, including as a result of claims made under indemnification arrangements with purchasers of portfolio investments. While the Investment Partnership or its subsidiary could make a claim against the seller of the limited partner interest for the amount that is required to be contributed on account of past investments, there can be no assurance that the seller would be willing or able to satisfy any claim that may be brought or that any claim would be successful.

The Investment Partnership and its subsidiaries are expected to follow an over-commitment approach when making investments in private equity funds, which may result in their contingent commitments exceeding their available capital.

As is common with private equity investments, we expect that the Investment Partnership and its subsidiaries will generally follow an over-commitment approach when making investments in KKR's private equity funds. When an over-commitment approach is followed, the aggregate amount of capital committed by us to private equity funds at any given time may exceed the aggregate amount of capital available for immediate investment. Depending on the circumstances, the Investment Partnership and its subsidiaries may need to dispose of investments at unfavorable prices or at times when the holding of the investments would be more advantageous in order to fund capital calls that are made by private equity funds to which they have made commitments. In addition, under such circumstances, legal, practical, contractual or other restrictions may limit the flexibility that the Investment Partnership and its subsidiaries have in selecting investments for disposal.

Risks Relating to Taxation

We cannot assure you that we will be able to make cash distributions to you in amounts that are sufficient to fund your tax liabilities.

If you are a U.S. person, you will be required to include in your income your allocable share of our items of income, gain, loss, deduction and credit (including our allocable share of those items of the Investment Partnership and its subsidiaries) for each of our taxable years ending with or within your taxable year. See "Certain Tax Considerations—United States Tax Considerations—Consequences to U.S. Holders of RDUs" beginning on page 176. Similar rules may apply to unitholders in other taxing jurisdictions. Our Managing General Partner has adopted a distribution policy for our partnership pursuant to which we intend to reinvest cash generated by investments, after expenses, and

to limit our cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) to an amount in U.S. dollars that is generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on our partnership. Nonetheless, the cash distributed to you may not be sufficient to pay your full amount of tax, in part, because of your particular tax situation and simplifying tax assumptions we will make in determining the amount of the distribution. In addition, the actual amount and timing of distributions will always be subject to the discretion of our Managing General Partner's board of directors and we cannot assure you that we will in fact make cash distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our actual results of operations and financial condition, restrictions imposed by our limited partnership agreement or Guernsey law, the timing of the investment of our capital, the amount of cash that is generated by our investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities, factors affecting the willingness or ability of the Investment Partnership to distribute cash to us and other factors that our Managing General Partner's board of directors deems relevant. Even if we are unable to distribute cash in an amount that is sufficient to fund your tax liabilities, you will still be required to pay income taxes on your share of our taxable income.

If we or the Investment Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of your investment would be adversely affected.

The value of your investment will depend in part on our partnership and the Investment Partnership being treated as partnerships for U.S. federal income tax purposes, which requires that 90% or more of our gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") and that we are not required to register as an investment company under the U.S. Investment Company Act and related rules. Although we intend to manage our affairs so that our partnership will meet the 90% test described above in each taxable year, we may not meet these requirements or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If we were treated as a corporation for U.S. federal income tax purposes, (i) the conversion to corporate status would likely be a taxable event to U.S. unitholders, (ii) we would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to our unitholders would be taxable as dividends to the extent of our earnings and and profits; (iv) no tax credit would be allowable with respect to U.S. withholding tax paid on income we receive from U.S. portfolio companies and (v) we would be classified as a passive foreign investment company, or a "PFIC," and such classification would have adverse tax consequences to U.S. unitholders with respect to distributions and gain recognized on the sale of units. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. Simpson Thacher & Bartlett LLP will provide an opinion to us based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income, that we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. However, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

Tax-exempt entities face unique U.S. tax issues from owning common units or RDUs that may result in adverse U.S. tax consequences to them.

We intend to incur "acquisition indebtedness" that is allocated to the acquisition of an investment. Accordingly, tax-exempt U.S. entities will likely realize "unrelated business taxable income" or "UBTI"

from such an investment. See "Certain Tax Considerations—United States Tax Considerations—U.S. Taxation of Tax-Exempt Holders of Common Units or RDUs" beginning on page 181.

We may acquire certain investments through an entity classified as a PFIC for U.S. federal income tax purposes.

We may acquire certain of our investments, including temporary and leveraged investments, through a foreign subsidiary which would be classified as a corporation for U.S. federal income tax purposes. Such an entity would be a PFIC for U.S. federal income tax purposes. U.S. unitholders face unique U.S. tax issues from indirectly owning interests in a PFIC that may result in adverse U.S. tax consequences to them. See "Certain Tax Considerations—United States Tax Considerations—Passive Foreign Investment Companies" beginning on page 179.

There may be limitations on the deductibility of our interest expense.

We are treated as a partnership for U.S. federal income tax purposes and, as a result, you will be taxed on your share of our net taxable income. However, U.S. federal income tax law may limit the deductibility of your share of our interest expense. In addition, deductions for your share of our interest expense may be disallowed for U.S. state and local tax purposes. Therefore, you may be taxed on amounts in excess of your net income of the partnership. This could adversely impact the value of your investment if we incur a significant amount of indebtedness. See "Certain Tax Considerations—United States Tax Considerations—Limitations on Interest Deductions" beginning on page 177.

We may be subject to U.S. backup withholding tax if our unitholders fail to comply with U.S tax reporting rules, and such excess withholding tax cost will be an expense borne by us, and therefore, all unitholders on a pro rata basis.

We may become subject to U.S. backup withholding tax at the applicable rate (currently 28%) if our U.S. or foreign unitholders fail to timely provide us with IRS Form W-9 or IRS Form W-8, as the case may be. See "Certain Tax Considerations—United States Tax Considerations—Administrative Matters—Backup Withholding," beginning on page 182. Accordingly, it is important that each unitholder timely provides us with IRS Form W-9 or IRS Form W-8, as applicable. To the extent that any unitholder fails to timely provide the applicable form, or such form is not properly completed, we may treat such U.S. backup taxes that are imposed on us because of such failures to comply with the U.S. tax reporting obligations as an expense, which will be borne by all unitholders on a pro rata basis. As a result, unitholders that fully complied with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse tax consequences to them.

We believe that we are not engaged in a U.S. trade or business for U.S. federal income tax purposes and, therefore, our non-U.S. unitholders will generally not be subject to U.S. federal income tax on interest, dividends and gains derived from non-U.S. sources. It is possible, however, that the IRS could disagree or that the tax laws and regulations could change and we could be deemed to be engaged in a U.S. trade or business, which would have a material adverse effect on non-U.S. unitholders. Moreover, it is possible that some of the portfolio companies in which an investment is made could be U.S. real property holding corporations, which could give rise to income treated as effectively connected to a U.S. trade or business to non-U.S. unitholders on the sale of units or RDUs or on our disposition of such portfolio companies. If we have income that is treated as effectively connected to a U.S. trade or business, our non-U.S. unitholders would be required to file a U.S. federal income tax return to report that income and would be subject to U.S. federal income tax at the regular graduated rates.

The tax consequences of investing through a Luxembourg SICAR are still developing.

We intend to make all of our investments through the Investment Partnership and its subsidiaries. We expect that any investments in issuers that are based outside the United States or in private equity funds whose investments are focused outside the United States will be made through KKR PEI SICAR, a wholly-owned subsidiary of the Investment Partnership. KKR PEI SICAR qualifies as a risk capital investment company (société d'investissement en capital à risque), or a "SICAR," under the laws of Luxembourg. A SICAR is a newly established vehicle for investment in risk-bearing capital for which the tax rules are still developing. Under Luxembourg law, distributions from SICARs are free of withholding tax and gains recognized by SICARs are not subject to capital gains tax, as described under "Certain Tax Considerations—Luxembourg Tax Considerations," beginning on page 183 and KKR PEI SICAR is, from a Luxembourg perspective, fully entitled to the benefits of bilateral tax treaties. However, the applicability of European Union directives and bilateral tax treaties to SICARs by certain other countries has not been definitively determined. If KKR PEI SICAR is not entitled to the benefits of European Union directives or relevant tax treaties, including Council Directive 90/435/EEC, KKR PEI SICAR could be subject to a withholding tax on distributions from portfolio companies of KKR's private equity funds as well as a capital gains tax on dispositions of investments, any of which could have a material adverse effect on the price of our common units. Furthermore, the SICAR tax regime may be challenged by the European Commission if it is considered to have infringed upon the European Union's state aid rules. In February 2006, a request for information was made to the Luxembourg government by the European Commission on the compatibility of the Luxembourg law SICAR vehicles with the European Union Treaty provisions on state aid. As of the date of this offering memorandum, it is not clear whether, as a consequence of this request, Luxembourg laws on SICARs and certain tax provisions thereunder as currently in force will ultimately be affected and whether the tax regime applicable to KKR PEI SICAR could ultimately be denied, with or without retroactive effect.

To the extent that a KKR private equity fund invests in a portfolio company that is a partnership for U.S. federal income tax purposes, we may be required either to refrain from investing in that entity or to structure our investment through a corporation that would be subject to U.S. federal income tax on its operating income and on gain recognized on disposition of the portfolio company.

In certain circumstances, a private equity fund may invest in a portfolio company, or the Investment Partnership or one of its subsidiaries may make an opportunistic investment in an entity, which is a partnership for U.S. federal income tax purposes, and the income of such portfolio company or entity may not be "qualifying income" for purposes of the publicly traded partnership rules. See "Certain Tax Considerations—United States Tax Considerations—Partnership Status of our Partnership and the Investment Partnership" beginning on page 175. In order to manage our affairs so that we will meet the "qualifying income" exception, we would either be required to refrain from investing in such companies or, alternatively, we would need to structure our investment through an entity classified as a corporation for U.S. federal income tax purposes. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its interest in the portfolio company or entity in which the opportunistic investment has been made, as the case may be. We will not have any control over whether KKR's private equity funds structure their portfolio company investments as partnerships for U.S. federal income tax purposes.

If the IRS or the U.S. Treasury were to exercise its regulatory authority to treat us as an expatriated entity, the value of your investment would be adversely affected.

Section 7874 of the U.S. Internal Revenue Code imposes adverse tax consequences on certain U.S. corporations and partnerships that reincorporate in a foreign jurisdiction. Section 7874 has the effect, in certain cases, of causing such expatriated foreign entities to be treated as domestic entities for U.S. federal income tax purposes. We do not believe that Section 7874 should apply to our partnership.

However, the IRS and the U.S. Treasury maintain broad regulatory authority to make adjustments to the application of Section 7874 to deal with taxpayers' use of non-corporate entities, such as partnerships. It is therefore possible, depending on the facts and circumstances, that the IRS and the U.S. Treasury will attempt to exercise such regulatory authority to treat our partnership as a domestic entity and even, perhaps, as a domestic corporation subject to U.S. corporate income tax on all of our income and gains. If we were treated as a domestic partnership or a domestic corporation for U.S. federal income tax purposes, the value of your investment would be adversely affected.

Risks Relating to Our Common Units and the RDUs

The price of our common units and the RDUs may fluctuate significantly and you could lose all or part of your investment.

Prior to the global offering and related transactions, there has not been a market for our common units or the RDUs. The initial offering price of our common units and the RDUs was determined by negotiations between us and the underwriters and may not be indicative of the market price of our common units and the RDUs after the global offering and related transactions. The market price of our common units and the RDUs may fluctuate significantly and you may not be able to resell your common units or RDUs at or above the price at which you purchased them. Factors that may cause the price of the common units and RDUs to vary include:

- changes in our financial performance and prospects or in the financial performance and prospects of companies engaged in businesses that are similar to our business;
- changes in the underlying values and trading volumes of the investments that we make through the Investment Partnership and its subsidiaries, including investments that are made in or through private equity funds, particularly when we announce our quarterly results and update the aggregate unrealized values of our investments;
- the termination of our services agreement with KKR or the departure of some or all KKR's investment professionals;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business or to the private equity funds or companies in which we make investments;
- sales of our common units or RDUs by our unitholders;
- general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;
- speculation in the press or investment community regarding our business or investments, or factors or events that may directly or indirectly affect our business or investments; and
- a loss of a major funding source.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our common units and the RDUs.

Our common units and the RDUs could trade at a discount to net asset value.

Our common units and the RDUs could trade at a discount to net asset value for a variety of reasons, including due to market conditions or to the extent investors undervalue KKR's investment management activities. Limited partner interests in KKR's private equity funds have historically traded at a discount to net asset value. Additionally, unlike traditional private equity funds, we intend to continuously reinvest the cash we receive, except in limited circumstances. Therefore, the only way for investors to realize upon their investment is to sell their common units or RDUs for cash. Accordingly,

in the event that a holder of our common units or RDUs requires immediate liquidity, or otherwise seeks to realize the value of its investment in our partnership, through a sale of common units or RDUs, the amount received by the holder upon such sale may be less than the underlying net asset value of the common units or RDUs sold.

Our common units and RDUs have never been publicly traded, an active and liquid trading market for our common units may not develop and we do not expect an active and liquid trading market for RDUs to develop.

Prior to the global offering and related transactions, there has not been a market for our common units or the RDUs. After the global offering, we expect that the principal trading market for our common units will be the regulated market of Euronext Amsterdam N.V. and that the RDUs will not trade in any exchange-based market. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our common units or, if such a market develops, whether it will be maintained. While the managers have informed us that they intend to make a market in our common units, they are under no obligation to do so and may discontinue their market making activities at any time. To the extent that investors are required to hold their investments in the form of RDUs rather than our common units, the market for our common units on the regulated market of Euronext Amsterdam N.V. may become less liquid. Because our common units may not be sold within the United States or to U.S. persons, to the extent investors in the United States or U.S. persons want to invest in us, they must purchase RDUs. We cannot predict the extent of interest in us from these types of investors.

The managers have also informed us that they do not intend to make a market in the RDUs. Moreover, the combined effect of the factors described above, the ownership and transfer restrictions that are applicable to the RDUs and the manager's plan for distributing the RDUs will likely prevent the development of an active or liquid trading market for the RDUs. In addition, the managers may sell a substantial amount of our common units or RDUs to a limited number of investors, which, together with the effect of certain of our common units and the RDUs being subject to lock-up agreements and other restrictions on transfer, could impact the development of an active and liquid market for our common units and RDUs.

We cannot predict the effects on the price of our common units and RDUs if a liquid and active trading market for our common units does not develop. In addition, if such a market does not develop, relatively small sales may have a significant negative impact on the price of our common units and the RDUs. For example, sales of a significant number of common units may be difficult to execute at a stable price.

The Euronext Amsterdam trading market is less liquid than other major exchanges, which could affect the price of our common units.

The principal trading market for our common units is expected to be the regulated market of Euronext Amsterdam N.V., which is less liquid than major markets in the United States and certain other parts of Europe. Because the regulated market of Euronext Amsterdam N.V. is less liquid than major markets in the United States and certain other parts of Europe, our unitholders may face difficulty when disposing of their common units, especially in large blocks, and the risks described in the previous risk factor with respect to the lack of an active and liquid trading market. In addition, a disproportionately large percentage of the market capitalization and trading volume of the regulated market of Euronext Amsterdam N.V. is represented by a small number of listed companies and conglomerates. Fluctuations in the prices of these companies' securities may have a significant effect on the market price for the securities of other listed companies, including the price of our common units. See "Euronext Market Information" beginning on page 173.

The market price of our common units and the RDUs could be adversely affected by sales or the possibility of sales of substantial amounts of those securities.

Upon completion of the global offering and related transactions, we expect to have 62,880,000 common units outstanding, including the 60,000,000 common units that we are selling in the global offering, assuming that the managers do not exercise their option to purchase additional common units to cover over-allotments. Of the common units outstanding following the global offering and related transactions, approximately 2,880,000 common units will be held by an affiliate of KKR that is owned by KKR's investment professionals and senior advisors and will be subject to resale restrictions under lock-up agreements with the managers of the global offering. In addition, under our investment agreement with KKR, KKR will agree to cause its affiliates to contribute to our partnership on a quarterly basis an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made pursuant to the carried interests and incentive distribution rights that are applicable to our investments, including distributions received from private equity funds. The common units acquired by KKR's affiliates under the investment agreement will be subject to resale restrictions pursuant to the investment agreement in addition to restrictions imposed under the lock-up agreements with the managers. We cannot assure you that the holders of any of our common units that are subject to lock-up restrictions will not sell substantial amounts of their common units upon any waiver, expiration or termination of the restrictions. The occurrence of any such sales, or the perception that such sales might occur, could have a material adverse effect on the price of our common units and the RDUs and could impair our ability to obtain capital through an offering of equity securities.

We may issue additional partnership securities that dilute existing holders of common units or RDUs or that have rights and privileges that are more favorable than the rights and privileges of holders of our common units or RDUs.

Under our limited partnership agreement, we may issue additional partnership securities, including common units, and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our Managing General Partner may determine with the approval of a majority of its independent directors. Our Managing General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of our partnership and any redemption, conversion and exchange rights. Our Managing General Partner may use such authority to issue additional common units, which could dilute existing holders of common units or RDUs, or to issue securities with rights and privileges that are more favorable than those of our common units or the RDUs. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Investors who hold common units in the form of RDUs or hold common units in a nominee account may not be able to exercise consent rights in respect of such common units.

Under our limited partnership agreement, only those persons who are unitholders of record are entitled to exercise consent rights. Persons who hold common units in the form of RDUs will not be considered to be record holders of common units that are on deposit with the depositary or custodian under our restricted deposit agreement, and, accordingly, will not be able to exercise consent rights. However, under our restricted deposit agreement, the depositary has agreed, if requested in writing by us, to notify holders of RDUs of any consent solicitation initiated by our Managing General Partner and to request instructions regarding the delivery of consents in that consent solicitation by a specified date. In order to direct the delivery of consents, holders of RDUs must deliver instructions to the depositary by the specified date. Neither we nor the depositary can guarantee that you will receive the notice in time to instruct the depositary as to the delivery of consents in respect of common units

represented by RDUs and it is possible that you will not have the opportunity to direct the delivery of consents in respect of such common units. In addition, persons who beneficially own common units that are registered in the name of a nominee must instruct their nominee to deliver consents on their behalf. Neither we nor any nominee can guarantee that you will receive any notice of a consent solicitation in time to instruct your nominee to deliver consents on your behalf and it is possible that you and other persons who hold common units through brokers, dealers or other third parties will not have the opportunity to exercise any consent rights.

Your ability to invest in our common units or the RDUs or to transfer any common units or RDUs that you hold may be limited by certain ERISA, U.S. Internal Revenue Code and other considerations.

We intend to restrict the ownership and holding of our common units, both in the form of common units and RDUs, so that none of our assets will constitute "plan assets" of any Plan (as defined in "Certain ERISA Considerations" beginning on page 205). We intend to impose such restrictions based on deemed representations in the case of our common units and written representations in the case of the RDUs. If our assets were deemed to be "plan assets" of any Plan subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code, pursuant to U.S. Department of Labor regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101, which we refer to as the "Plan Asset Regulations", certain transactions that we, our Managing General Partner, the Investment Partnership or a subsidiary of the Investment Partnership may enter into, or may have entered into, in the ordinary course of business might constitute or result in non-exempt prohibited transactions under Section 406 of ERISA or Section 4975 of the U.S. Internal Revenue Code and might have to be rescinded. Governmental plans, certain church plans and non-U.S. plans, while not subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code, may nevertheless be subject to other state, local, non-U.S. or other laws or regulations that would have the same effect as the Plan Asset Regulations so as to cause the underlying assets of our partnership to be treated as assets of an investing entity by virtue of its investment (or any beneficial interest) in our partnership and thereby subject our partnership and our Managing General Partner or the Managing Investment Partner (or other persons responsible for the investment and operation of our partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code. We refer to these laws as "Similar Laws."

Each purchaser and subsequent transferee of our common units will be deemed to represent and warrant, and each purchaser and subsequent transferee of RDUs and common units represented thereby will be required to represent and warrant in writing, that no portion of the assets used to acquire or hold its interest in our common units or the RDUs constitutes or will constitute the assets of any Plan. Our limited partnership agreement and the restricted deposit agreement provide that any purported acquisition or holding of common units or RDUs in contravention of the restriction described in such representation will be void and have no force and effect. If, notwithstanding the foregoing, a purported acquisition or holding of common units or RDUs is not treated as being void for any reason, the common units or RDUs will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such common units or RDUs. See "Transfer Restrictions" beginning on page 200 and "Certain ERISA Considerations" beginning on page 205, for a more detailed description of certain ERISA, U.S. Internal Revenue Code and other considerations relating to an investment in our common units or the RDUs.

Investing in our common units or the RDUs may involve an above average degree of risk.

Our investments may involve a higher amount of risk and volatility than alternative investment options and may be subject to a loss of principal. Those investments may also be highly speculative and aggressive. As a result, an investment in our common units or the RDUs may not be suitable for someone with a low risk tolerance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering memorandum contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of those terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common units or the RDUs, along with the following factors, among others, that could cause actual results to vary from our forward-looking statements:

- the factors described in this offering memorandum, including those set forth under "Risk Factors," beginning on page 11, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58, and "Business" beginning on page 73;
- our lack of a separate operating history, differences between our investment objectives and the investment objectives of KKR's private equity funds and KKR's private equity track record not being indicative of its or our future performance;
- the rate at which we deploy our capital in private equity investments, and in particular, co-investments, and opportunistic investments and achieve expected rates of return;
- KKR's lack of direct experience in making opportunistic investments similar to those that we intend to make;
- KKR's ability to execute our investment strategy, including through the identification of a sufficient number of appropriate investments;
- unrealized values of investments presented in this offering memorandum being materially higher than the values ultimately realized upon a disposal of the investments;
- the continuation of KKR as our service provider, the continued affiliation with KKR of its key investment professionals and the continued willingness of KKR to sponsor new private equity funds;
- our financial condition and liquidity and the financial condition and liquidity of the Investment Partnership, including our and its ability to access or obtain new sources of financing at attractive rates in order to leverage opportunistic investments in accordance with our investment strategy;
- changes in the values or returns of investments that we make;
- changes in financial markets, interest rates or industry, general economic or political conditions; and
- the general volatility of the capital markets and the market price of our common units and RDUs.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this offering memorandum.

SPECIAL NOTE REGARDING VALUATION AND RELATED DATA

This offering memorandum contains valuation data relating to portfolio company investments made by the 1996 Fund, the European Fund, the Millennium Fund and the European Fund II (the four private equity funds that KKR has sponsored since January 1, 1997) and related data that has been derived from such funds. This offering memorandum also includes selected information regarding annual compounded gross and net rates of return and multiples of invested capital for the seven private equity funds that KKR sponsored prior to January 1, 1997. All valuation and related data is presented as of December 31, 2005, which we refer to as the "valuation date," and has been prepared by KKR using the methodologies described below. None of this data has been audited. Please keep this special note in mind as you read this offering memorandum.

Valuation Data

Realized Values of Investments Made by Private Equity Funds

KKR calculated the aggregate realized value of a private equity fund's portfolio company investments as the historical amount of the net cash and other marketable securities actually received by the fund from all of the investments made from the date of the fund's formation through the valuation date. Such amounts do not give effect to the allocation of any realized returns to the fund's general partner pursuant to a carried interest or the payment of any applicable management fees to the fund's investment manager. Where the value of an investment was only partially realized, the actual cash and other consideration received by the fund was classified as realized value and the balance of the value of the investment was classified as unrealized and valued using the methodology described below under "—Unrealized Values of Investments Made by Private Equity Funds" beginning on page 44.

Unrealized Values of Investments Made by Private Equity Funds

KKR calculated the aggregate unrealized value of a private equity fund's portfolio company investments by adding the individual unrealized values of the fund's portfolio companies. Individual investment valuations were obtained using market prices where a market quotation was available for the investment or fair value pricing where a market quotation was not available for the investment. Fair value pricing represents an investment's fair value as determined by KKR in good faith. Market value represents a valuation of an investment derived from the last available closing sales price as of the valuation date. Market values derived from market quotations do not take into account various factors which may affect the value that may ultimately be realized in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

There is no single standard for determining fair value in good faith and, in many cases, fair value is best expressed as a range of fair values from which a single estimate may be derived. KKR determined the fair values of investments for which market quotations were not readily available based on the enterprise values at which the portfolio companies could be sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale. When determining the enterprise value of a portfolio company, KKR used a market multiple approach that considered a specific financial measure (such as EBITDA, adjusted EBITDA, net income, book value or net asset value) that was believed to be customary in the relevant industry. Consideration was also given to such factors as historical and projected financial data for the portfolio company, valuations given to comparable companies, the size and scope of the portfolio company's operations, the strengths and weaknesses of the portfolio company, expectations relating to investors' receptivity to an offering of the portfolio company's securities, the size of KKR's holding in the portfolio company and any control

associated therewith, information with respect to transactions or offers for the portfolio company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Nineteen of the portfolio companies of the European Fund II, the Millennium Fund, the European Fund and the 1996 Fund as of the valuation date did not have publicly traded equity securities. Those nineteen portfolio companies represented approximately 64% of the total unrealized value of the four funds as of the valuation date. KKR's calculations of the fair values of the funds' investments in such companies were reviewed by Duff & Phelps, LLC, our independent valuation firm, who provided third party valuation assistance in accordance with limited procedures that we identified and requested it to perform. Those procedures did not involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards. Among other things, the terms of Duff & Phelps, LLC's engagement provides that Duff & Phelps, LLC is not responsible for determining the fair value of any individual portfolio company and its role is limited to being an advisor and providing additional support to KKR's existing valuation policy and process. Based on the results of its application of these limited procedures and its review of relevant information, a substantial amount of which was provided by KKR's investment professionals and was assumed to be accurate and complete, including portfolio company valuations, Duff & Phelps, LLC concluded that KKR's valuation of each of the portfolio company investment did not appear to be unreasonable. The board of directors of our Managing General Partner is ultimately responsible for such valuations.

Compounded Rates of Return

The annual compounded rates of return for a private equity fund measure the aggregate returns generated by the fund's investments over a holding period. Annual compounded net rates of return were calculated after giving effect to the allocation of realized and unrealized returns on the fund's investments to the fund's general partner pursuant to a carried interest and the payment of any applicable management fees to the fund's investment manager. These amounts measure returns based on amounts that, if distributed, would be paid to limited partners of the fund. Annual compounded gross rates of return were calculated before giving effect to the allocation of realized and unrealized returns on the fund's investments to the fund's general partner pursuant to a carried interest and the payment of any applicable management fees to the fund's investment manager. These amounts measure the returns on the fund's investments as a whole without regard to whether all of the returns would, if distributed, be payable to the fund's limited partners. In all cases, rates of return were computed using what is known as a "dollar-weighted" rate of return, which takes into account the timing of cash flows and amounts invested at any given time, and realized and unrealized returns were determined using the methodologies described above under "—Valuation Data."

Multiples of Invested Capital

The multiples of invested capital for a private equity fund measure the aggregate returns generated by the fund's investments in absolute terms. Each multiple was computed by dividing the total realized and unrealized values of the fund's investments by the total amount of capital invested by the fund. Such amounts do not give effect to the allocation of any realized and unrealized returns on a fund's investments to the fund's general partner pursuant to a carried interest or the payment of any applicable management fees to the fund's investment manager. In all cases, the realized and unrealized values of a fund's investments were determined using the methodologies described above under "—Valuation Data."

Treatment of Bridge Financing Extended by a Private Equity Fund

In certain instances, a private equity fund provides bridge financing to a portfolio company in connection with its investment in the company. Such financing, which may be in the form of debt or equity, is designated as bridge financing prior to the time that the investment is made in the portfolio company. If bridge financing that is extended by a fund is not repaid by a portfolio company within eighteen months from the date the financing was extended, the bridge financing is considered to be permanent financing and is included in the amount of the fund's portfolio company investment. If the bridge financing is repaid within eighteen months from the date the financing was extended, the repayment is considered a repayment of principal and any additional amounts received are treated as interest income from the portfolio company. For the purposes of calculating annual compounded rates of return and multiples of invested capital, the principal amount of any bridge financing that was not considered permanent financing and any related interest income has been disregarded.

Calculation of Dollar Weighted Average Holding Periods

Private equity funds generally measure the length of time during which they hold portfolio company investments on a dollar weighted basis. The dollar weighted average holding period for a private equity fund's portfolio company investments has been calculated by dividing (i) the sum of (x) the holding period of each of the fund's investments multiplied by (y) the cost basis of such investment by (ii) the aggregate cost basis of all of the fund's investments. An investment's holding period is equal to the period of time between the date on which the investment was made and the date on which the amount invested was realized or, if the investment was held as of the valuation date, the valuation date. The cost basis of an investment is equal to the amount of capital invested by the fund. Where the value of an investment was only partially realized as of the valuation date, the holding periods and cost bases of the realized and unrealized portions of the investment were considered separately for the purposes of the calculation.

Risks and Uncertainties

We are a newly formed limited partnership that has not yet commenced operations and we do not have any historical financial statements or other meaningful operating or financial data that may be used to evaluate us, the performance of the investments we intend to make or the effectiveness of our investment strategy as a whole. An investment in our partnership is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially.

When considering the valuation and related data presented in this offering memorandum, including the information presented under "Summary—KKR's Private Equity Track Record" on page 4 and "Business—KKR's Private Equity Track Record" on page 76, you should bear in mind that the historical results of the private equity funds that KKR has sponsored in the past are not indicative of the future results that you should expect from us. In particular, our results are expected to differ substantially from the historical results achieved by KKR's private equity funds due to the fact that:

- we will initially have a substantial amount of surplus cash that will need to be invested in temporary investments, which are expected to generate returns that are substantially lower than the returns we anticipate receiving from private equity and opportunistic investments;
- we intend to make co-investments from time to time alongside the private equity funds in which we invest, which will increase our exposure to changes in the values of individual investments;
- we intend to gradually invest up to 25% of our adjusted assets in opportunistic investments, which are expected to have lower rates of return and different risks of loss than the returns we anticipate receiving from traditional private equity investments;

- KKR and its investment professionals have historically not made the types of opportunistic and temporary investments that we intend to make, which will subject those investments to additional risks;
- we intend to acquire limited partner interests in one or more of KKR's existing private equity funds after the completion of the global offering and, to the extent that we acquire such interests at prices that are commensurate with the funds' net asset values, we will not benefit from any value that was created prior to such acquisitions, which, in the case of funds in which investments are not at an early stage, may be substantial; and
- the management fees that will be payable to KKR under our services agreement are expected to be higher than the management fees that are payable by KKR's private equity funds, which could cause our rates of return to be lower than the rates of return achieved by KKR's private equity funds.

You should also note that the rates of return of KKR's most recently established private equity funds, including, in particular, the Millennium Fund, have been positively impacted by a substantial decrease in the average holding period for investments and by a select number of investments that have experienced rapid and substantial increases in value. We do not expect such trends to continue and, as a result, we do not expect that comparable returns will be achieved by KKR's future private equity funds or by our partnership.

Several additional risks, uncertainties and other factors that could cause our returns to be materially lower than the returns previously achieved by KKR's private equity funds are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58 and "Risk Factors" beginning on page 11. Such risks, uncertainties and other factors include those described under:

- "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—We cannot assure you that the values of investments that we report from time to time will in fact be realized;"
- "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—Our services agreement may create an incentive for KKR to make investments and take other actions that increase or maintain our equity value over the near term when other investments or actions may be more favorable;"
- "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—Affiliates of KKR are entitled to share in the returns generated by our investments, which could create an incentive for them to assume greater risks when making investment decisions than they otherwise would in the absence of such arrangements;"
- "Risk Factors—Risks Relating to Our Investments—Your rights as a unitholder will differ substantially from the rights of a limited partner of KKR's private equity funds and the potential return on your investment may not be commensurate with the returns achieved by limited partners of KKR's private equity funds;" and
- "Risk Factors—Risks Relating to Our Investments—Our opportunistic investments are expected to be developed from the same investment channels as our private equity investments and, as a result, may pose the same or additional risks of loss. In addition, KKR has historically operated as a sponsor of traditional private equity funds and does not have direct experience making opportunistic investments similar to those that we intend to make."

In addition to the specific risks listed above, you should carefully consider the risks, uncertainties and other factors included under "Risk Factors" beginning on page 11 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58 when reading this offering memorandum.

OWNERSHIP, ORGANIZATIONAL AND INVESTMENT STRUCTURE

The chart below presents the ownership, organizational and investment structure that we expect to have after we complete the global offering and related transactions. This chart should be read in conjunction with the accompanying explanation of our ownership, organizational and investment structure and the information included under "Business," "Our Management and Corporate Governance" and "Relationships with KKR and Related Party Transactions" beginning on pages 73, 108 and 135, respectively.


KKR Affiliates *
Unitholders **
Ordinary Shares
Ordinary Shares
KKR PEI GP Limited
(Managing Investment Partner)
KKR Guernsey GP Limited
(Managing General Partner)
GP Interest
LP Interest
GP Interest
Non-Voting Common Units
KKR PEI Associates, L.P.
(General Partner)
KKR Private Equity
Investors, L.P.
(Issuer)
GP Interests (Class A, B, C and D)
LP Interests (Class A, B, C and D)
KKR PEI
Investments, L.P.
(Investment Partnership)
Common Shares
Common Shares
LP Interests
One or More Foreign
Subsidiaries to be Formed
KKR PEI SICAR S.à r.l.
(Subsidiary)
2006 Fund
Additional U.S. Funds ***
LP Interests
Co-Investment
Co-Investment
Non-U.S. Opportunistic
Investments
European Fund II
Additional Non-U.S. Funds ***
U.S. Portfolio Companies
U.S. Opportunistic and
Temporary Investments
Non-U.S. Temporary
Investments
Non-U.S.Portfolio Companies

"GP Interest" denotes a general partner interest.

"LP Interest" denotes a limited partner interest.

...... indicates an investment.

* The "KKR Affiliates" referred to in the chart above consist of the members of KKR's general partner and the employees of KKR who own ordinary shares of each of our Managing General Partner and the Managing Investment Partner and KKR PEI Associates Holdings, L.P., which is the sole limited partner of KKR PEI Associates and which is controlled by members of KKR's general partner .

** "Unitholders" consist of investors who purchase common units and RDUs in the global offering and KKR PEI Holding, L.P., which is owned by KKR's investment professionals and senior advisors.

*** "Additional U.S. Funds" and "Additional Non-U.S. Funds" include both existing private equity funds in which limited partner interests may be acquired in the future and any new private equity funds that KKR sponsors in the future. An affiliate of KKR serves as the general partner of each fund presented in the chart above.

Our Partnership

We are a newly formed Guernsey limited partnership that was established on April 18, 2006 for the purpose of making investments in KKR's private equity funds, direct co-investments in portfolio companies of KKR's private equity funds and opportunistic investments identified by KKR, which although outside the scope of KKR's traditional private equity investments, have the potential to generate attractive returns. We have obtained a consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, for the issuance of this offering memorandum and the associated raising of funds. The issuance and the offering of our common units and the RDUs in the global offering and related transactions was authorized by a resolution of the board of directors of our Managing General Partner passed on April 18, 2006.

We intend to make all of our investments through the Investment Partnership and its subsidiaries and expect that our only substantial assets will be Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership. To the extent the Managing General Partner determines to make distributions, these limited partner interests will entitle us to a percentage of the returns generated by our investments after expenses have been paid (including management fees that are payable to KKR under our services agreement or KKR's investment management agreement with its private equity funds). A portion of these returns will be allocated to KKR's affiliates pursuant to the carried interests and incentive distribution rights that are applicable to our investments. See "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137. The Managing Investment Partner, which controls the Investment Partnership, will have sole discretion for determining if and the extent to which distributions will be made in respect of these limited partner interests, and we will not be entitled to any distributions unless and until the distributions are approved by the Managing Investment Partner. Because we expect that the Investment Partnership and its subsidiaries will continuously reinvest our capital in accordance with our investment policies and procedures, we anticipate that the only distributions that we will receive in respect of our limited partner interests in the Investment Partnership will consist of amounts that are intended to assist us in making distributions to our unitholders in accordance with our distribution policy and to allow us to pay our expenses as they become due.

Our unitholders will initially consist of investors who purchase common units or RDUs in the global offering and KKR PEI Holdings L.P., a Cayman Islands limited partnership whose partners consist of KKR's investment professionals and senior advisors, which will make a $72 million contribution to our partnership at the closing of the global offering in exchange for 2,880,000 common units from us at the initial offering price. See "Security Ownership" beginning on page 133. Prior to the completion of the global offering, we will enter into an investment agreement with KKR pursuant to which KKR will agree to cause KKR's affiliates to contribute to us an amount equal to a percentage of the pre-tax cash distributions, if any, that are made pursuant to the carried interests and incentive distribution rights that are applicable to our investments. See "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Investment Agreement" beginning on page 137. The purchase price for the common units that we will issue pursuant to the investment agreement will be equal to (i) the average of the high and low sales prices of our common units as quoted by the primary securities exchange on which our common units are listed or are traded during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period our common units are not listed or admitted to trading on any securities exchange or there have not been any sales of our common units on the primary securities exchange on which our common units are then listed or admitted to trading, the fair value of our common units as determined jointly by KKR and our Managing General Partner (with the special approval of a majority of its independent directors). Common units acquired pursuant to our investment agreement will be subject to a general prohibition on transfer for a period of three years from the date of issuance. We also expect to offer our common units or other securities from time to time in the future.

Our Managing General Partner

Our Managing General Partner, a Guernsey limited company that is owned by affiliates of KKR, serves as our general partner and is responsible for managing our business and affairs. Our Managing General Partner has a board of directors as well as a chief financial officer whose services are provided pursuant to our services agreement with KKR. See "Our Management and Corporate Governance" beginning on page 108. Our Managing General Partner's directors will be responsible for monitoring compliance with our investment policies and procedures, but generally will not review or approve individual investment decisions. Rather, authority for making individual investment decisions has generally been delegated to KKR pursuant to our services agreement or under investment management agreements between KKR and its private equity funds. In addition, because our only interest in the Investment Partnership and its subsidiaries will consist of our limited partner interests in the Investment Partnership, as described above, our Managing General Partner's directors will not participate in the management or operations of the Investment Partnership or its subsidiaries, including with respect to any investment decisions that they may make. See "—Investment Partnership" and "Description of the Investment Partnership's Limited Partnership Agreement" beginning on page 158.

Our Managing General Partner's only economic interest in our partnership relates to the reimbursement of partnership expenses that it incurs on our behalf and a *de minimis* interest in our profits. However, affiliates of our Managing General Partner, including entities in which two of its directors have interests, will be entitled to receive management fees and distributions in respect of the carried interests and incentive distribution rights that are applicable to our investments as described under "Relationships with KKR and Related Party Transactions" beginning on page 135.

Our Managing General Partner is subject to the Netherlands Act on the Supervision of Collective Investment Schemes (*Wet toezicht beleggingsinstellingen 2005*) and the special supervisory regime for collective investment schemes established outside the Netherlands that is contained in Circular 05-04 of August 10, 2005 regarding foreign collective investment schemes (*Beleid Buitenlandse Beleggingsinstellingen*) of the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*). Under the Netherlands Act on the Supervision of Collective Investment Schemes, our Managing General Partner will be exempt from the requirement to obtain a license from the Netherlands Authority for the Financial Markets to act as the management company of a collective investment scheme for so long as Guernsey is deemed to have "adequate supervision" of closed-ended funds. By Ministerial Regulation of December 16, 2005 in respect of the accreditation of states as referred to in Article 17c of the Netherlands Act on the Supervision of Collective Investment Schemes, as amended on February 20, 2006, Guernsey was accredited by the Dutch Ministry of Finance (*Ministerie van Financiën*) to have such adequate supervision. Irrespective of the exemption set forth above, our Managing General Partner will remain subject to certain ongoing requirements under the Netherlands Act on the Supervision of Collective Investment Schemes relating to the disclosure of certain information to investors, including the publication of our financial statements.

Immediately prior to and after the completion of the global offering and related transactions, the shareholders of our Managing General Partner will consist of eleven individuals, each of whom is currently affiliated with KKR and a majority of whom are not residents of the United States. See "Security Ownership" beginning on page 133. The ability of these individuals to transfer their ordinary shares will be subject to restrictions on transfer that are included in our Managing General Partner's articles of association. These transfer restrictions prohibit any shareholder from transferring any ordinary shares to any other person if the transfer of such shares would result in (i) any shareholder holding 10% or more of our Managing General Partner's outstanding ordinary shares or (ii) more than 50% of the outstanding ordinary shares being directly or indirectly owned of record by residents of the United States. These restrictions further provide that a shareholder who is not a resident of the United States must notify our Managing General Partner prior to becoming a resident of the United States. If such a change in residency results in residents of the United States directly or indirectly owning of record more than 50% of our Managing General Partner's outstanding ordinary shares, the shareholder must transfer ordinary shares held by him or her so that no more than 50% of the outstanding ordinary

shares are directly or indirectly owned of record by residents of the United States. Under our Managing General Partner's articles of association, our Managing General Partner is entitled to purchase any shares that a shareholder proposes to transfer to a third party upon the terms and conditions offered by the proposed transferee.

Investment Partnership

We intend to make all of our investments through the Investment Partnership, which is a newly formed Guernsey limited partnership that has not yet commenced operations, and its subsidiaries, which are also newly formed and to be formed entities. The Investment Partnership and its subsidiaries are effectively controlled by KKR and members of KKR's general partner and its investment professionals, both through their control over the general partner interest in the Investment Partnership and through the services agreement between KKR and the Investment Partnership. The investments to be made by the Investment Partnership and its subsidiaries will consist of investments in KKR's private equity funds, co-investments in portfolio companies of KKR's private equity funds, opportunistic investments and temporary investments that are made in connection with our cash management activities. Due to tax considerations:

- all investments that are made in issuers that are based in the United States or in private equity funds whose investments are focused in the United States will be directly held by the Investment Partnership;
- all co-investments and temporary investments that are made in issuers that are based outside the United States or in private equity funds whose investments are focused outside the United States will be made through KKR PEI SICAR, a wholly-owned subsidiary of the Investment Partnership; and
- all opportunistic investments that are made in issuers that are based outside the United States will be made through one or more wholly-owned subsidiaries of the Investment Partnership that will be formed in the future.

In connection with the global offering, the general partner of the Investment Partnership will make a $3 million cash contribution to the Investment Partnership. To provide the Investment Partnership and its subsidiaries with additional capital for making investments, we intend to contribute substantially all of the cash contributions that we receive in connection with the global offering and related transactions to the Investment Partnership in exchange for additional Class A, Class B, Class C and Class D limited partner interests in it. Based on an initial offering price of $25.00 per common unit and assuming that we issue 62,880,000 common units in the global offering and related transactions, we expect that we will contribute $1,487 million of cash to the Investment Partnership upon completion of the global offering and related transactions, after deducting the managers' commissions and placement fees and estimated expenses. The Investment Partnership will use a portion of the cash that it receives from us to make investments in issuers that are based in the United States, including Capmark, and in private equity funds, including the 2006 Fund, whose investments are focused in the United States. The Investment Partnership will contribute the balance of the cash that it receives from us to KKR PEI SICAR in exchange for additional common shares in KKR PEI SICAR. KKR PEI SICAR will use the cash that it receives from the Investment Partnership to make co-investments and temporary investments in issuers that are based outside the United States and in private equity funds, including the European Fund II, whose investments are focused outside the United States. In addition, as and when we make opportunistic investments in issuers that are based outside the United States, the Investment Partnership or KKR PEI SICAR will contribute cash on hand to one or more newly formed subsidiaries who will make such investments on our behalf.

Because our interests in the Investment Partnership and its subsidiaries will consist solely of our Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership, we will not have a right to participate in the management or operations of the Investment Partnership and its subsidiaries. The Investment Partnership's limited partnership agreement, however, requires the Investment Partnership to make investments in accordance with our investment policies and procedures,

which are established by our Managing General Partner's board of directors. Our Managing General Partner's board of directors will rely primarily on KKR to help monitor compliance with this requirement.

General Partner of the Investment Partnership

KKR PEI Associates is a newly formed Guernsey limited partnership that serves as the general partner of the Investment Partnership. The Managing Investment Partner serves as the general partner of KKR PEI Associates. KKR PEI Associates Holdings, L.P., a newly formed Cayman Islands partnership that is owned by KKR's investment professionals, holds all of the limited partner interests in KKR PEI Associates. Limited partner interests in KKR PEI Associates entitle their holders to any distributions that are made out of the assets of KKR PEI Associates. KKR PEI Associates' only substantial assets consist of:

- a Class A general partner interest in the Investment Partnership, which, except as described below, generally entitles it to an annual incentive distribution in an amount equal to 20% of the amount of the appreciation in the net asset value of our opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital from opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered;
- a Class B general partner interest in the Investment Partnership, which generally entitles it to a carried interest that will allocate to it 20% of the net realized returns generated by each co-investment in a portfolio company of a KKR private equity fund after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered;
- a Class C general partner interest in the Investment Partnership, which relates to distributions of returns generated by KKR's private equity funds and does not allocate to it any returns generated by such funds (due to the fact that a portion of any returns will already have been allocated to an affiliate of KKR under the funds' governing documents); and
- a Class D general partner interest in the Investment Partnership, which relates to distributions of returns generated by any other investment funds that are sponsored by KKR and which does not allocate to it any returns generated by such funds (due to the fact that a portion of any returns will already have been allocated to an affiliate of KKR under the funds' governing documents).

To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the general partner of the Investment Partnership in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows. For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (x) the net asset value of the fund that is allocable to such interest as of the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by us since the date of acquisition) and (y) the price at which such interest was acquired. For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (x) the price at which such interest was acquired and (y) net asset value of the fund that is allocable to such interest as of the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by us since the date of acquisition). To the extent that the Investment Partnership disposes of any interest in a KKR fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of this paragraph, the general partner of the Investment Partnership may elect to deem the disposition

of all remaining assets of a fund to have occurred by valuing for such purpose all remaining fund assets at zero.

During the one-year period following the closing of the global offering, our temporary investments will not be subject to a carried interest or incentive distribution right. In addition, until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds," KKR PEI Associates will forego its incentive distribution amounts in our opportunistic and temporary investments and its carried interest in our co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee that is payable under our services agreement based on the amount of carried interest distributions that are made to the general partners of its private equity funds in respect of our fund investments as described under "Relationships with KKR and Related Party Transactions—Management Fee" beginning on page 129.

Managing Investment Partner

The Managing Investment Partner, a newly formed Guernsey limited company that is owned by KKR PEI Associates Holdings, L.P., serves as the general partner of KKR PEI Associates and is responsible for managing its business and affairs. Because KKR PEI Associates is a limited partnership whose business and affairs primarily involves managing the business and affairs of the Investment Partnership, the Managing Investment Partner is effectively able to control the management and operations of the Investment Partnership and its subsidiaries, although authority for the management of the day-to-day operations of those entities has to a large degree been delegated to KKR pursuant to our services agreement. The Managing Investment Partner's only economic interest in KKR PEI Associates relates to the reimbursement of partnership expenses that it incurs as the general partner of the partnership and a *de minimis* interest in the partnership. For additional information concerning the Managing Investment Partner, see "Management of the Investment Partnership" beginning on page 118.

KKR's Private Equity Funds

The Investment Partnership and its subsidiaries are expected to hold limited partner interests in KKR's private equity funds. The general partner of each of KKR's private equity funds is an affiliate of KKR and is entitled to a carried interest which generally will allocate to it 20% of the net realized returns generated by the fund's investments after capital contributions have been returned to limited partners and realized losses have been recovered. Subject to certain limitations, KKR has agreed to reduce the management fee that is payable under our services agreement by the amount of any carried interest distributions that are attributable to our fund investments until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds." In addition, until such time, the general partner of the Investment Partnership will forego its incentive distribution amounts in our opportunistic and temporary investments and its carried interest in our co-investments.

KKR is responsible for providing each fund with investment management and other services pursuant to an investment management agreement between it and the fund. Under its investment management agreements, KKR is generally entitled to a management fee that is based on a percentage of capital committed to a fund during the fund's investment period and thereafter based on a reduced percentage of the cost basis of the fund's investments, which causes the fee to decline over time. The amount of any management fees that are paid by the Investment Partnership and its subsidiaries as limited partners of KKR's private equity funds will be credited against the separate management fee that is payable under our services agreement with KKR. See "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Our Services Agreement

We, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership have entered into a single services agreement with KKR pursuant to which KKR has agreed to carry out the day-to-day management and operations of our respective businesses. Under our services agreement, KKR will be responsible for selecting, evaluating, structuring, diligencing, negotiating, executing, monitoring and exiting our investments and for managing our uninvested capital in accordance with our cash management policy. KKR has also granted us a right to acquire a limited partner interest in each new private equity fund that it sponsors during the term of the services agreement. The amount of our investment in any new private equity fund will be determined by KKR in its sole discretion, although it will be required to endeavor to act in a fair and equitable manner when making its determination.

Under our services agreement, KKR will be entitled to a management fee that will be based on the amount of "equity" invested in our partnership as defined in the agreement. During the one-year period following the closing of the global offering, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the global offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by temporary investments. Generally, except during the one-year period following the closing of the global offering when the definition of our equity will not take into account temporary investments, we anticipate that our equity for the purposes of the management fee will be approximately equal to our net asset value, which reflects the unrealized values of our investments. The management fee will be reduced in current or future periods by an amount equal to the sum of (i) any management fees that we pay to KKR or its affiliates in connection with our investments in KKR's investment funds, (ii) management fees, if any, that we pay third parties in connection with our investments and (iii) subject to certain limitations, distributions that are made to KKR's affiliates pursuant to their carried interests in our fund investments as described above under "—KKR's Private Equity Funds." See "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

USE OF PROCEEDS

The following table presents the capital contributions that we expect to receive in connection with the global offering and related transactions and the uses of those capital contributions, after deducting the managers' commissions and placement fees. This information is based on an initial offering price of $25.00 per common unit and assumes that we will issue 62,880,000 common units in the global offering and related transactions. This information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Special Note Regarding Valuation and Related Data" and "Ownership, Organizational and Investment Structure" beginning on page 57, 58, 44 and 48, respectively.

Capital Contributions	(in millions of U.S. dollars)	Uses of Capital	
Cash contributed by investors in the global offering	$1,500.0	Investment in the European Fund II	$ 21.9
Cash contributed by KKR's investment professionals and senior advisors(1)	72.0	Co-investment in Capmark	50.6
		Managers' commissions and placement fees and other estimated fees and expenses	85.0
		Cash available to fund capital commitments, future investments and working capital(3)	1,414.5
Total cash contributed(2)	$1,572.0	Total cash used or available for use	$1,572.0

(1) In connection with the global offering and related transactions, KKR PEI Holdings, L.P., an entity that is owned by KKR's investment professionals and senior advisors, will contribute $72 million of cash to us in exchange for 2,880,000 common units issued at the initial offering price.

(2) In connection with the global offering and related transactions, KKR PEI Associates, an entity that is owned by KKR's investment professionals and which serves as the general partner of the Investment Partnership, will separately make a $3.0 million cash contribution to the Investment Partnership in respect of its general partner interest. We have not presented such cash contribution in the table above because the cash will be allocated to the capital account of the general partner and will not be available to our partnership.

(3) Includes cash that may be used to fund the $79.3 million undrawn balance of a capital commitment to the European Fund II that we expect to assume in connection with the global offering and related transactions and the capital commitment that we expect to make to the 2006 Fund. Assuming that we receive $1,487 million of net proceeds from the issuance of our common units in the global offering and related transactions after deducting the managers' commissions and placement fees and estimated expenses, we expect that our capital commitment to the 2006 Fund will be approximately $594 million.

As our service provider and the investment manager of its private equity funds, KKR intends to conduct extensive due diligence with respect to the private equity and opportunistic investments that will be made with the capital contributions that we receive in connection with the global offering and related transactions. Suitable investment opportunities may not be immediately available. Given the amount of cash that will not be immediately invested, it may take a significant amount of time for our capital to be fully invested. We expect that our excess capital will temporarily be invested in government securities, cash, cash equivalents, money market instruments, highly rated asset-backed securities and other investment grade securities pending investment in private equity and opportunistic investments. Temporary investments that KKR makes are expected to generate returns that are substantially lower than the returns that we anticipate receiving from private equity and opportunistic investments. There may also be a high degree of variability between the returns generated by different types of temporary investments. For a description of the types of investments that we intend to make with the capital contributions set forth above, see "Business" beginning on page 73.

DISTRIBUTION POLICY

Under our limited partnership agreement, distributions to our unitholders will be made only as determined by our Managing General Partner in its sole discretion. Our Managing General Partner will not be permitted to cause us to make a distribution if we do not have sufficient cash on hand to make the distribution, the distribution would render us insolvent or if, in the opinion of our Managing General Partner, the distribution would leave us with insufficient funds to meet any future contingent obligations.

Our Managing General Partner has adopted a distribution policy for our partnership pursuant to which we intend to make cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) in an amount in U.S. dollars that is generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on our partnership. We cannot assure you that, for any particular unitholder, such distributions will be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. We intend to reinvest the balance of the returns generated by our investments, after expenses, in accordance with our investment policies and procedures. Our distribution policy reflects our Managing General Partner's judgment that the continuous reinvestment of our capital in accordance with our investment policies and procedures will allow us to build a strong investment base and create long-term value for our unitholders.

The actual amount and timing of distributions will always be subject to the discretion of our Managing General Partner's board of directors, and we cannot assure you that we will in fact make distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our actual results of operations and financial condition, restrictions imposed by our limited partnership agreement or Guernsey law, the timing of the investment of our capital, the amount of returns that are generated by our investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our investments, levels of operating and other expenses, contingent liabilities, factors affecting the willingness or ability of the Investment Partnership to distribute cash to us and other factors that our Managing General Partner's board of directors deems relevant. Our ability to make distributions will be subject to additional risks and uncertainties, including those set forth in this offering memorandum under "Risk Factors" beginning on page 11 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58.

We do not expect that our partnership will retain a significant amount of cash. As a result, we will depend on the Investment Partnership to distribute cash to it in a manner that allows it to meet its expenses as they become due and to make distributions to unitholders in accordance with our distribution policy. The ability of the Investment Partnership to make cash distributions to us will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Investment Partnership and its subsidiaries, restrictions on cash distributions that are imposed by applicable law or the charter documents of the Investment Partnership and its subsidiaries, the timing and amount of cash generated by investments that are made by the Investment Partnership and its subsidiaries, any contingent liabilities to which the Investment Partnership and its subsidiaries may be subject, the amount of taxable income generated by the Investment Partnership and its subsidiaries and other factors that the Managing Investment Partner deems relevant. If we are unable to receive cash distributions from the Investment Partnership or if it is unable to receive cash distributions from its subsidiaries, we may not be able to meet our expenses when they become due and we may be required to delay or cancel the cash distributions we intend to make to our unitholders pursuant to our distribution policy.

We do not intend to provide information related to the tax status of our unitholders to the Investment Partnership for purposes of obtaining reduced rates of withholding on behalf of our unitholders. Accordingly, any payment of an amount subject to U.S. withholding will be subject to withholding at a rate of 30%. Payments of amounts subject to non-U.S. withholding may be subject to similar rules.

CAPITALIZATION

The following table sets forth our total assets and our total net assets as of April 18, 2006 on an actual basis and as adjusted to give effect to:

- our issuance of 60,000,000 common units in the global offering in exchange for a $1.5 billion cash contribution from investors;
- our issuance of 2,880,000 common units to KKR PEI Holdings L.P., an entity that is owned by KKR investment professionals and senior advisors, in exchange for a $72 million cash contribution; and
- the application of the capital contributions that we receive in connection with the foregoing transactions as described under "Use of Proceeds" beginning on page 55.

This information is based on an initial offering price of $25.00 per common unit and assumes that we will issue 62,880,000 common units in the global offering and related transactions and gives effect to the payment of the managers' commissions and placement fees and other estimated fees and expenses. This information should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 55 and 58, respectively.

	As of April 18, 2006 (Unaudited)	
	Actual	**As Adjusted**
	(in millions of U.S. dollars)	
Assets(1)		
Class A limited partner interest in the Investment Partnership(2)(3)	$ —	$1,414.5
Class B limited partner interest in the Investment Partnership(3)(4)	—	50.0
Class C limited partner interest in the Investment Partnership(3)(4)	—	20.7
Class D limited partner interest in the Investment Partnership(3)	—	—
Total assets	—	1,485.2
Liabilities	—	—
Net Assets		
Net assets allocated to common units	—	1,485.2
Total net assets	$ —	1,485.2

(1) In connection with the global offering, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will separately make a $3 million cash contribution to the Investment Partnership in respect of its general partner interest. The cash contributed, although an asset of the Investment Partnership, will not be allocable to our partnership and, accordingly, will not be reflected in our statement of assets and liabilities.

(2) Includes the value of cash held by the Investment Partnership and its subsidiaries.

(3) The different classes of our limited partner interests in the Investment Partnership relate to the types of investments that we will make. Our Class A limited partner interest relates to the opportunistic investments and temporary investments that the Investment Partnership and its subsidiaries will make other than through a KKR-sponsored investment fund. Our Class B limited partner interest relates to co-investments that the Investment Partnership and its subsidiaries will make in portfolio companies of KKR's private equity funds. Our Class C interest relates to investments that the Investment Partnership and its subsidiaries will make in private equity funds that are sponsored by KKR. Our Class D limited partner interest relates to investments that the Investment Partnership and its subsidiaries may make in other types of investment funds that are sponsored by KKR and includes opportunistic investments that may be made through funds. See "Description of the Investment Partnership's Limited Partnership Agreement" beginning on page 158.

(4) Our carrying value of $50.0 million and $20.7 million for the Class B and Class C interests excludes $0.6 million and $1.2 million from the Capmark and European Fund II investments, respectively. Such amounts relate to our acquisition costs which are not capitalizable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of those risks and uncertainties, including those set forth in this offering memorandum under "Special Note Regarding Forward-Looking Statements" beginning on page 43 *and "Risk Factors" beginning on page* 11.

Overview

We are a Guernsey limited partnership that was formed on April 18, 2006. Our investment objectives are to invest in KKR's private equity funds, to make direct co-investments in portfolio companies of KKR's private equity funds and to pursue opportunistic investments identified by KKR, which opportunistic investments, although outside the scope of KKR's traditional private equity investments, have the potential to generate attractive returns. We will make all of our investments through limited partner interests in the Investment Partnership, another newly formed Guernsey limited partnership, and its subsidiaries.

KKR, a leading sponsor of private equity funds, will implement our investment policies and procedures and carry out the day-to-day management and operations of our business pursuant to a services agreement. Our current investment policies and procedures, which were developed by KKR, provide that we will invest at least 75% of our adjusted assets in KKR-sponsored private equity investments and no more than 25% of our adjusted assets in opportunistic investments identified by KKR. We define our "adjusted assets" as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. We believe that, by pursuing our investment objectives, we and KKR will be able to build a strong investment base and thereby create long-term value for our unitholders.

Our Future Investment Performance

We are a newly formed limited partnership that has not yet commenced operations and we do not have any historical financial statements or other meaningful operating or financial data that may be used to evaluate our performance. We intend to make all of our investments through the Investment Partnership and its subsidiaries, which also have not yet commenced operations and do not have any historical financial statements or other meaningful operating or financial data with which you may evaluate them. We are subject to all of the risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives. We believe that our future investment performance will depend on the talent and efforts of KKR and its investment professionals, our ability to successfully compete with others for suitable investment opportunities, the availability and cost of capital, our success in making opportunistic investments and the effectiveness of our cash management activities.

Dependence on KKR

We will rely on the skills and capabilities of KKR in selecting, evaluating, structuring, diligencing, negotiating, executing, monitoring and exiting our investments and for managing our uninvested capital in accordance with our cash management policy. These activities will be carried out by KKR's investment professionals and KKR's investment committee pursuant to our services agreement or under investment management agreements between KKR and its private equity funds. KKR will have broad discretion when making investment related decisions under our services agreement and its investment

management agreements, and our Managing General Partner's board of directors will approve specific investment decisions in only limited circumstances. As a result, our ability to grow our investment base and the returns that we generate will depend on KKR's ability to identify a sufficient number of suitable investments and to effectively implement other aspects of our investment strategy. KKR's historical results are not indicative of our future performance.

Suitable Investment Opportunities

Our ability to build a strong investment base and increase our net asset value will depend on our ability to identify and make investments that generate attractive returns. In particular, our investment strategy is dependent to a significant extent on the ability of KKR to identify investment opportunities for us to make direct co-investments in KKR portfolio companies, as well as its ability to identify opportunities for KKR's private equity funds in which we will hold commitments. The failure of KKR to identify and make appropriate investment opportunities on our behalf as a result of competitive pressures would increase the amount of our assets invested in temporary cash investments and, accordingly, reduce our otherwise anticipated rates of return. Competition for private equity investments has increased over time and is expected to continue to increase for the foreseeable future. We expect to compete primarily with public and private investment funds, operating companies acting as strategic buyers, business development companies, commercial and investment banks and commercial finance companies. Many of these competitors may be substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Several of these competitors have recently raised, or are expected to raise, significant amounts of capital, and may have similar investment objectives, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish a broader network of business relationships. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Alternatively, we may experience decreased rates of return and increased risks of loss if we match investment prices, structures and terms offered by competitors.

Availability and Cost of Capital

The average size of private equity investments has increased significantly in recent years, which has increased the amount of capital required to successfully bid on an investment target and, in some instances, has resulted in private equity firms having to structure their portfolio company investments as "club investments" in which two or more private equity firms agree to serve, together or collectively, as equity sponsors. We believe that this trend will continue and that our ability to participate in a broad range of private equity investments will depend on KKR's continued access to sources of funding on attractive terms. KKR is expected to obtain a significant portion of the funding for investments made by its private equity funds through the use of leveraged debt financings. Increases in the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make the partial financing of private equity investments with indebtedness more expensive and could limit KKR's ability to structure and consummate private equity investments. The availability of capital from debt capital markets is also subject to significant volatility, which may limit KKR's ability to access those markets at attractive rates, or at all, when completing a private equity investment. Increases in interest rates could also make it more difficult for KKR to locate and consummate private equity investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital.

Lack of a Track Record for Opportunistic Investments

Our opportunistic investments are expected to consist of investment opportunities that are identified by KKR in connection with its traditional private equity activities, but which are not pursued by its private equity funds due to their relatively limited investment mandates or because the potential target of the proposed investment has decided not to pursue a private equity transaction. In addition, we expect that a portion of our opportunistic investments will be made alongside the KKR Strategic Capital Fund, which is currently being formed by an affiliate of KKR for the purposes of making investments in fixed income securities with a specific focus on stressed and distressed debt and investment opportunities created by market dislocation events. Because KKR has not previously been active in making investments that are similar to the opportunistic investments that we intend to make, its track record, including the rates of return and multiples of invested capital achieved by its private equity funds as reflected in this offering memorandum, is not indicative of the results that our opportunistic investments may achieve in the future. In particular, opportunistic investments that KKR makes in the form of indebtedness have targeted rates of return which are expected to generate returns that are lower than the returns that we anticipate receiving from private equity investments. We cannot predict with certainty at this time the impact that KKR's opportunistic investment approach will have on our business, financial condition or results of operations or whether our opportunistic investments will be successful.

Cash Management Activities

We anticipate that upon completion of the global offering and related transactions, after deducting managers' commissions and placement fees and other estimated fees and expenses, we will have $1,414.5 million of cash available for future investments based on an initial offering price of $25.00 per common unit and assuming that we issue 62,880,000 common units in the global offering and related transactions. KKR intends to conduct due diligence with respect to the investments that will be made with this capital and suitable investment opportunities may not be immediately available. Given the amount of cash that will not be immediately invested, it may take a significant amount of time to fully invest all of our capital. We expect that our surplus cash will temporarily be invested in cash, cash equivalents, money market instruments, government securities, asset-backed securities and other investment grade securities pending investment in private equity and opportunistic investments. While our investment policies and procedures do not impose any fixed requirements relating to the allocation of our excess capital among various types of temporary investments, we expect that, initially, between 30% and 50% of our surplus cash will be invested in government securities, cash, cash equivalents and money market instruments, between 30% and 50% will be invested in highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and up to 25% will be invested in other investment grade securities. Temporary investments that KKR makes have targeted rates of return that are substantially lower than the returns that we anticipate receiving from private equity and opportunistic investments. For example, during the last 30 days yields on short-term U.S. treasury bills have ranged from 4.4% to 5.0%. Where feasible, we intend to use leverage when making temporary investments in order to seek to improve the returns they generate.

Financial Reporting

We will prepare financial statements for our partnership on an annual and quarterly basis in accordance with U.S. GAAP. We expect that these financial statements, which will be the responsibility of our Managing General Partner's board of directors, will consist of a statement of assets and liabilities, a statement of operations, a statement of cash flows, a statement of changes in net assets, related notes and any additional information that the board of directors of our Managing General Partner deems appropriate or that is required by applicable law. Our partnership's annual financial

statements will be audited by an independent accounting firm using auditing standards generally accepted in the United States.

Because we will not hold a controlling interest in the Investment Partnership, we will not consolidate the results of operations or assets of the Investment Partnership and its subsidiaries in our partnership's financial statements. As a result, we anticipate that the only investments that will be recorded as assets in our partnership's financial statements will be our limited partner interests in the Investment Partnership. To provide our unitholders with specific financial disclosures relating to investments that are made through the Investment Partnership and its subsidiaries, we will supplementally provide to our unitholders the annual and quarterly consolidated financial statements of the Investment Partnership, which will include a calculation of the Investment Partnership's consolidated net asset value. Those consolidated financial statements, which will be the responsibility of the Managing Investment Partner's board of directors, will be prepared in accordance with U.S. GAAP and will be presented in a form that is substantially the same as the form in which our partnership's financial statements are presented. The Investment Partnership's annual financial statements will be audited by an independent accounting firm using auditing standards generally accepted in the United States.

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of our limited partner interests in the Investment Partnership and the valuation of the Investment Partnership's investments involves estimates and will be subject to management's judgment.

Measure of Financial Performance

We expect that the primary measure of our financial performance and the primary measure of the financial performance of the Investment Partnership and its subsidiaries will be the change in net assets resulting from operating activities during an accounting period. Under U.S. GAAP, the change in net assets resulting from operating activities is primarily equal to the sum of (i) investment income after operating expenses, (ii) realized gains and losses on the sale of investments and (iii) the net change in the unrealized appreciation or depreciation of investments.

Investment Income

As described above, because the assets of the Investment Partnership and its subsidiaries will not be consolidated in our partnership's financial statements, we anticipate that the only investments that will be recorded as assets in our partnership's financial statements will be limited partner interests in the Investment Partnership. As a result, we anticipate that our partnership's investment income will be limited to cash distributions that represent return on capital, if any, that our partnership receives from the Investment Partnership in respect of those limited partner interests. We expect that our partnership will receive such distributions from time to time in amounts that are intended to assist our partnership in making cash distributions to our unitholders in accordance with our distribution policy and to allow us to pay our partnership's operating expenses as they become due.

We expect that the investments that will be recorded as assets in the Investment Partnership's consolidated financial statements will consist of investments in KKR's private equity funds, co-investments in portfolio companies of KKR's private equity funds, opportunistic investments and temporary investments that the Investment Partnership and its subsidiaries make. We expect that these investments will generate investment income for the Investment Partnership and its subsidiaries in the form of distributions, dividends and interest payments. Because the results of operations of the Investment Partnership and its subsidiaries will not be consolidated in our partnership's financial statements, any investment income that they record will be recognized in our partnership's financial statements only to the extent that the income either affects the fair value of our limited partner interests in the Investment Partnership as described below under "—Net Changes in Unrealized Appreciation and Depreciation of Investments," or results in a distribution to us.

Operating Expenses

Because the results of operations of the Investment Partnership and its subsidiaries will not be consolidated in our partnership's financial statements, we expect that our partnership's operating expenses will be limited to the expenses that we directly incur in connection with the operation of our partnership. We believe that these expenses will consist primarily of our partnership's share of the total management fee that is payable under our services agreement, expenses of KKR that are attributable to the operations of our partnership and reimbursable under our services agreement, the directors' fees that our Managing General Partner pays its independent directors, the fees and expenses of our Guernsey administrator, the costs of preparing our annual and quarterly financial statements and other unitholder reports, the fees and expenses of third parties that provide professional services to our partnership, such as accounting, legal and valuation services, and, to the extent that we incur indebtedness, interest expense on our borrowings.

Under our services agreement, we and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined for any quarterly period as the sum of the net proceeds in cash or otherwise from each issuance of limited partner interests in our partnership, after deducting any underwriting discounts and commissions and other expenses and costs relating to the issuance, plus our cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that we pay for any repurchase of limited partner interests in our partnership.

The foregoing calculation of our "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by our Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the closing of the global offering, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the global offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the closing of the global offering when the definition of our equity will not take into account temporary investments, we anticipate that our equity for the purposes of the management fee will be approximately equal to our net asset value, which reflects the unrealized value of investments.

The management fee will be reduced in current or future periods by an amount equal to the sum (i) of any cash that we and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that we contribute to KKR's investment funds for such purposes), regardless of whether such

management fees are received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that we may pay third parties in the future in connection with our investments and (iii) subject to certain limitations, until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth under "Use of Proceeds," distributions that are made to KKR's affiliates pursuant to their carried interests in our fund investments. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period to below zero. The management fee that is payable under our services agreement will not be subject to reduction based on any other fees that KKR or its affiliates receive in connection with our investments, including any transaction or monitoring fees that are paid by a portfolio company in which we make a co-investment or that are paid with respect to any of our opportunistic investments.

We believe that the operating expenses of the Investment Partnership and its subsidiaries will consist primarily of their share of the management fees that are payable under our services agreement, the expenses of KKR that are directly attributable to their operations and reimbursable under our services agreement, any transaction and other costs that they incur when making investments, the costs of preparing annual and quarterly financial statements and other reports, the fees and expenses of third parties that provide professional services to them, such as accounting, legal and valuation services, and, to the extent that they incur indebtedness, interest expense on their borrowings. Because the results of operations of the Investment Partnership and its subsidiaries will not be consolidated in our partnership's financial statements, we will not include any of these expenses in the amount of operating expenses that we report in our partnership's financial statements in a given period. Instead, the operating expenses will be recognized in our partnership's financial statements only to the extent that they affect the fair value of limited partner interests in the Investment Partnership as described below under "—Net Changes in Unrealized Appreciation and Depreciation of Investments."

Realized Gains and Losses from the Sale or Repayment of Investments

Realized gains and losses from the sale of investments represent the difference between the net proceeds received from the sale or repayment of an investment and the cost basis of the investment. Because the only investments that we expect to record as assets in our partnership's financial statements consist of our limited partner interests in the Investment Partnership, which we do not expect to sell, we generally do not expect to record any realized gains or losses from investments in our partnership's financial statements. The Investment Partnership and its subsidiaries, however, are expected to sell or receive repayments of investments that are carried as assets in the Investment Partnership's consolidated financial statements, which we anticipate will result in the recording of realized gains and losses from the sale or repayment of investments in the Investment Partnership's consolidated financial statements. Because the results of operations of the Investment Partnership and its subsidiaries will not be consolidated in our partnership's financial statements, any such gains and losses will be recognized in our partnership's financial statements only to the extent that they affect the fair value of our limited partner interests in the Investment Partnership as described below under "—Net Changes in Unrealized Appreciation and Depreciation of Investments."

Net Changes in Unrealized Appreciation and Depreciation of Investments

The investments that will be carried as assets in our partnership's financial statements and the investments that will be carried as assets in the Investment Partnership's consolidated financial

statements will be valued on a quarterly basis. In accordance with U.S. GAAP, any new unrealized appreciation or depreciation in the value of those investments will be recorded as an increase or decrease in the unrealized appreciation or depreciation of investments, which will impact the change in net assets resulting from operating activities during the period. When an investment that is carried as an asset is sold or repaid and a gain or loss on the investment is realized in connection with the sale or repayment as described above under "—Realized Gains and Losses from the Sale or Repayment of Investments," an accounting entry will be made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. Because the only investments that we expect to record as assets in our partnership's financial statements consist of limited partner interests in the Investment Partnership, which we do not expect to sell, we believe that any accounting entries reversing unrealized appreciation or depreciation typically will be made only by the Investment Partnership.

Our Managing General Partner's board of directors will be responsible for reviewing and approving valuations of investments that are carried as assets in our partnership's financial statements and the board of directors of the Managing Investment Partner will be responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying its responsibilities, each board of directors will utilize the services of KKR, who will make calculations as to investment values. Each board of directors will also utilize the services of our independent valuation firm, who is expected to perform certain agreed upon procedures with respect to valuations that are prepared by KKR as described under "Business—Our Investment Policies and Procedures—Valuations" beginning on page 87. In accordance with U.S. GAAP, an investment for which a market quotation is readily available will be valued using a market price for the investment as of the end of the applicable accounting period and an investment for which a market quotation is not readily available will be valued at the investment's fair value as of the end of the applicable accounting period as determined in good faith. While there is no single standard for determining fair value in good faith, we believe that the methodologies described below generally will be followed when fair value pricing is applied.

Values of Limited Partner Interests in the Investment Partnership

The only investments that we expect to carry as assets in our partnership's financial statements consist of our limited partner interests in the Investment Partnership, which will not have a readily available market and will be valued using fair value pricing. We expect that such limited partner interests generally will be valued at an amount that is equal to the aggregate value of the assets of the Investment Partnership that we would receive if such assets were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the net proceeds from such sales were distributed to our partnership in accordance with the Investment Partnership's limited partnership agreement. We believe that this amount, which collectively we refer to as our net asset value, generally will be equal to the Investment Partnership's net asset value as of the valuation date, as adjusted to reflect the allocation of net assets to its general partner pursuant to the carried interest that is applicable to our co-investments in portfolio companies of KKR's private equity funds and the incentive distribution rights that are applicable to our opportunistic and temporary investments. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that it records in its consolidated financial statements and the net changes in the appreciation and depreciation of the investments that it carries as assets in its consolidated financial statements. Such investments are expected to consist of limited partner interests in KKR's private equity funds, co-investments in portfolio companies of KKR's private equity

funds, opportunistic investments and temporary investments, which are expected to be valued using market prices or fair value pricing as described below.

Values of Limited Partner Interests in KKR's Private Equity Funds

The investments that the Investment Partnership will carry as assets in its consolidated financial statements will include limited partner interests in KKR's private equity funds, which will not have a readily available market and will be valued using fair value pricing. We expect that each limited partner interest generally will be valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments that the holder of the limited partner interest would receive if such investments were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution and the net proceeds from such sales were distributed to limited partners in accordance with the documentation governing the fund. We believe that this amount generally will be equal to the net asset value that the fund reports as of the valuation date, as adjusted to reflect the allocation of net assets to the fund's general partner pursuant to the carried interest that is applicable to the fund's investments, although we may be required to value such investments at a premium or discount to net asset value if other factors lead us to conclude that net asset value does not represent fair value. An example of such a factor could be the prices at which such limited partner interests trade in the secondary market. Each fund's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the appreciation and depreciation of the investments that it carries as assets in its financial statements. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Values of Co-Investments in Portfolio Companies and Other Equity Investments

The investments that the Investment Partnership will carry as assets in its consolidated financial statements are expected to include co-investments in portfolio companies of KKR's private equity funds and equity investments that are made in other companies as opportunistic investments. Depending on the circumstances, these investments will either have a readily available market, in which case the investments will be valued using market prices, or will be illiquid, in which case the investments will be valued at their fair value as determined in good faith. When market prices are used, they will not take into account various factors which may affect the value that we would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When fair value pricing is used, we expect that the value attributed to an investment will be based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. We anticipate that either a market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues or net asset value) or a discounted cash flow or liquidation analysis will be used. We expect that consideration will also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, the company's strengths and weaknesses, expectations relating to investors' receptivity to an offering of the company's securities, the size of KKR's holding in the portfolio company and any control associated therewith, information with respect to transactions or offers for the portfolio company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation

date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant. A similar valuation analysis is expected to be used when valuing individual portfolio company investments for the purposes of calculating values attributable to limited partner interests in KKR's private equity funds, as described above.

Values of Fixed Income Investments

The investments that the Investment Partnership will carry as assets in its consolidated financial statements are expected to include fixed income investments that are made as either opportunistic or temporary investments. When we refer to the net asset value of our opportunistic and temporary investments, such amounts generally exclude related carried interest or incentive distribution rights. Depending on the circumstances, these investments will either have a readily available market, in which case the investments will be valued using market prices, or will be illiquid, in which case the investments will be valued at their fair value as determined in good faith. When fair value pricing is used, we expect that the value attributed to a fixed income investment will be equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Management's Expectations Regarding Changes in Fair Values

The board of directors of our Managing General Partner and the board of directors of the Managing Investment Partner will be required to make determinations as to the fair value of investments on a quarterly basis. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, each board of directors will be required to utilize the services of KKR, who will make calculations as to investment values, and the services of Duff & Phelps, LLC, our independent valuation firm, who will provide certain third party valuation services and carry out agreed upon procedures with respect to valuations of companies for which market quotations are not available in order to confirm that KKR's calculations values of portfolio companies are not unreasonable. When an investment is acquired in a transaction between willing parties other than in a forced sale or liquidation, we expect that the investment will initially be valued at its acquisition cost, which approximates fair value. While each subsequent valuation will depend on the facts and circumstances known as of the valuation date and the application of the valuation methodologies described above, we generally expect that the value of the investment will be increased or decreased only upon the occurrence of one or more events that would support the conclusion that the previous valuation was no longer appropriate.

Impact of Carried Interests and Incentive Distribution Rights

Each investment that we make will be subject either to one carried interest or to one incentive distribution right, which will generally entitle an affiliate of KKR to receive a portion of the profits generated by the investment as described under "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137. While these carried interests and incentive distribution rights will not entitle KKR's affiliates to distributions that are made directly out of the assets of our partnership, they will entitle KKR's affiliates to distributions made out of the assets of the Investment Partnership and its subsidiaries and the assets of KKR's private equity funds in which they hold limited partner interests. Because the allocation of those assets to KKR's affiliates will decrease the amount of assets that would be distributable by the Investment Partnership to our partnership if realized, the carried interests and

incentive distribution rights will effectively decrease the value of our limited partner interests in the Investment Partnership. As a result, we anticipate that the amount of any appreciation in the value of investments that we record in our partnership's financial statements from time to time generally will be lower than would otherwise be the case if our investments were not subject to carried interests and incentive distribution rights. In addition, due to the fact that gains and losses will not be netted across different investment funds or across our different classes of investments (fund investments; co-investments; and opportunistic and temporary investments), these carried interests and incentive distribution rights could negatively impact the amount of the appreciation in the value of investments that we record even when our investments as a whole do not increase in value or, in fact, decrease in value.

Liquidity and Capital Resources

Our Partnership's Sources of Cash and Liquidity Needs

We will use our cash primarily to make capital contributions to the Investment Partnership for use in investments, to make distributions to our unitholders in accordance with our distribution policy and to pay our operating expenses. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund our working capital requirements.

Our initial source of liquidity will consist of the capital contributions that we receive in connection with the global offering and related transactions. Based on an initial offering price of $25.00 per common unit and assuming that we issue 62,880,000 common units, we anticipate that we will have $1,414.5 million of available cash upon completion of the global offering and related transactions after deducting the managers' commissions and placement fees and estimated fees and expenses. We intend to contribute substantially all of this cash to the Investment Partnership and its subsidiaries for use in connection with our investments and, as a result, expect that our future liquidity will depend primarily on cash distributions that are made to us by the Investment Partnership, capital contributions that we receive in connection with the issuance of additional common units or other securities and borrowings.

We expect to receive cash distributions from the Investment Partnership from time to time in amounts that are intended to assist us in making cash distributions to our unitholders in accordance with our distribution policy and to allow us to pay our operating expenses as they become due. We believe that the Investment Partnership will fund its distributions with returns generated by the private equity, opportunistic and temporary investments that it and its subsidiaries make. The ability of the Investment Partnership to make cash distributions to us will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Investment Partnership and its subsidiaries, restrictions on cash distributions that are imposed by applicable law or the charter documents of the Investment Partnership and its subsidiaries, the timing and amount of cash generated by investments that are made by the Investment Partnership and its subsidiaries, any contingent liabilities to which the Investment Partnership and its subsidiaries may be subject, the amount of taxable income generated by the Investment Partnership and its subsidiaries and other factors that the Managing Investment Partner deems relevant.

Prior to the completion of the global offering, we will enter into an investment agreement with KKR that we anticipate will provide us with an additional source of liquidity. Under the investment agreement, KKR will agree to cause its affiliates to contribute to us on a quarterly basis an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made during such quarter pursuant to the carried interests and incentive distribution rights that are applicable to our investments in exchange for newly issued common units. The purchase price for the common units that we will issue pursuant to the investment agreement will be equal to (i) the average of the high and low sales prices of our common units as quoted by the primary securities exchange on which our common units are listed or trade during the ten business days immediately preceding the issuance of the common

units or (ii) if during such ten-day period our common units are not listed or admitted to trading on any securities exchange or there have not been any sales of our common units on the primary securities exchange on which our common units are then listed or admitted to trading, the fair value of our common units as determined jointly by KKR and our Managing General Partner (with the special approval of a majority of its independent directors). We may also issue additional common units and other securities to other investors with the objective of increasing our available capital. We generally expect to contribute to the Investment Partnership any cash proceeds that we receive from the issuance of common units or other securities to the extent that such cash is not used to fund distributions to our unitholders or to pay our operating expenses. We expect that such contributions will be used by the Investment Partnership and its subsidiaries to make investments that meet our investment criteria as set forth in our investment policies and procedures and our limited partnership agreement.

We intend to enter into a working capital facility with one or more lenders for the purpose of providing us with an additional source of liquidity. We anticipate that we will draw funds under the credit facility primarily in connection with the funding of short-term liquidity needs. Our entry into the credit facility will give rise to additional costs, including debt issuance and servicing costs, and may subject us to financial and operating covenants or other restrictions, including restrictions that limit our ability to make distributions to our unitholders. We expect that borrowings drawn under the credit facility will bear interest at a floating rate.

The Investment Partnership's Sources of Cash and Liquidity Needs

The Investment Partnership and its subsidiaries will use their cash primarily to fund investments, to make distributions to our partnership, to pay their operating expenses and to fund any distributions to KKR affiliates pursuant to the carried interest that is applicable to our co-investments and the incentive distribution rights that are applicable to our opportunistic and temporary investments. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund the working capital requirements of the Investment Partnership and its subsidiaries.

The Investment Partnership and its subsidiaries will use the cash that they receive from us in connection with the global offering and related transactions to fund their initial liquidity needs. Based on an initial offering price of $25.00 per common unit and assuming that we issue 62,880,000 common units, after deducting managers' commissions and placement fees and estimated expenses, we expect that the Investment Partnership and its subsidiaries will receive $1,487 million of cash from us in connection with the global offering and related transactions, of which we expect that $72.5 million will be used to make our initial private equity investments and the balance of which will be invested in temporary investments or used to fund working capital requirements. Because the Investment Partnership and its subsidiaries are expected to follow the over-commitment approach described below under "—Contingencies and Contractual Obligations—Commitments to Private Equity Funds" when making investments in private equity funds, the amount of capital committed by the Investment Partnership and its subsidiaries for future private equity investments may ultimately exceed their available cash at a given time. We expect that any available cash that is held by the Investment Partnership and its subsidiaries will be temporarily invested in accordance with our cash management policy, which we believe will provide liquidity for funding capital calls that may be made by the private equity funds in which it or they have made commitments.

The Investment Partnership and its subsidiaries will receive cash from time to time from the investments that they make. This cash is expected to be in the form of distributions and dividends on equity investments, payments of interest and principal on fixed income investments and cash consideration received in connection with the disposal of investments. We believe that temporary investments that are made in connection with our cash management activities will provide a more regular source of cash than less liquid private equity and opportunistic investments, but will generate

returns that are generally lower than returns generated by private equity and opportunistic investments. Other than amounts that are used to pay expenses or that are distributed to us, any returns generated by investments that the Investment Partnership and its subsidiaries make will be reinvested in accordance with our investment policies and procedures, which we believe will assist us in growing our investment base.

We intend to make further capital contributions to the Investment Partnership and its subsidiaries from time to time in the future with the objective of increasing the amount of investments that are made on our behalf. We believe that our further capital contributions will consist primarily of the capital contributions that we receive from investors in connection with future issuances of common units, including common units issued to affiliates of KKR pursuant to our investment agreement. We may also contribute to the Investment Partnership additional limited partner interests in KKR's private equity funds that we acquire in secondary market transactions in exchange for our common units or other partnership securities. While those limited partner interests will not provide an immediate source of liquidity, they may generate cash returns that can be used to fund future liquidity needs.

We expect that the Investment Partnership and its subsidiaries will enter into one or more credit facilities and other financial instruments from time to time with the objective of increasing the amount of cash that they have available for working capital or for making opportunistic investments or temporary investments. We believe that these debt financing arrangements will initially consist of a working capital facility that may be used to fund short-term liquidity needs, warehousing credit facilities under which specific investments will be pledged as collateral to a warehouse lender and repurchase agreements pursuant to which particular investments will be sold to counterparties with an agreement to repurchase the investments at a price equal to the sale price plus an interest factor. The Investment Partnership and its subsidiaries may also use match-funded, non-recourse debt in the form of securitization transactions, collateralized debt obligations or one or more extendible asset-backed commercial paper programs in order to leverage investments. Depending on the circumstances, other forms of indebtedness may also be used. The use of debt financing by the Investment Partnership and its subsidiaries will give rise to additional costs, including debt issuance and servicing costs, and may subject them to financial and operating covenants or other restrictions, including restrictions that limit their ability to make distributions in respect of their equity. We generally expect amounts borrowed by the Investment Partnership and its subsidiaries to bear interest at a floating rate.

Contingencies and Contractual Obligations

Commitments to Private Equity Funds

Upon the completion of the global offering, KKR PEI SICAR will acquire from an affiliate of KKR a limited partner interest in the European Fund II that will represent a $100 million capital commitment to the fund, of which approximately $20.7 million has previously been drawn and invested in the fund's portfolio companies. We also expect that the Investment Partnership will make a capital commitment to the 2006 Fund, whose investment period is expected to commence during the second half of 2006, in an amount equal to approximately 40% of the net proceeds from the global offering and related transactions, subject to compliance with our investment policies and procedures. Assuming that we receive $1,487 million of net proceeds from the issuance of our common units in the global offering and related transactions after deducting the managers' commissions and placement fees and estimated expenses, we expect that our capital commitment to the 2006 Fund will be approximately $594 million. We intend to acquire additional limited partner interests in KKR's private equity funds from time to time in the future. These investments will require us to contribute capital to KKR's private equity funds following the expiration of a relatively short notice period.

As is common with investments in private equity funds, we expect that the Investment Partnership and its subsidiaries will generally follow an over-commitment approach when making investments in

KKR's private equity funds in order to maximize the amount of our capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Investment Partnership and its subsidiaries to private equity funds at a given time may exceed the aggregate amount of cash that the Investment Partnership and its subsidiaries have available for immediate investment. Because the general partners of KKR's private equity funds will be permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Investment Partnership and its subsidiaries will be required to time investments and manage available cash in a manner that allows them to fund their capital commitments as and when capital calls are made. As the service provider under our services agreement, KKR will be primarily responsible for carrying out these activities for the Investment Partnership and its subsidiaries. We expect that KKR will take into account expected cash flows to and from investments, including cash flows to and from its private equity funds, when planning investment and cash management activities with the objective of seeking to ensure that the Investment Partnership and its subsidiaries are able to honor their commitments to funds as and when they become due.

Debt Obligations

We expect to incur indebtedness to fund our liquidity needs and expect that the Investment Partnership and its subsidiaries will incur indebtedness to fund their liquidity needs, to leverage our opportunistic investments and potentially to leverage certain of our temporary investments. We currently do not expect the Investment Partnership and its subsidiaries to use leverage when making private equity investments given the substantial amount of indebtedness that is typically incurred by portfolio companies of private equity funds. The entry into debt financing arrangements will subject our partnership and the Investment Partnership and its subsidiaries to contractual obligations relating to the periodic payment of interest, the repayment of borrowed principal and, if repurchase agreements are used, obligations to repurchase investments at a specified price plus an interest factor. As of the date of this offering memorandum, we, the Investment Partnership and the subsidiaries of the Investment Partnership were not parties to any debt financing arrangements.

Management Fees

We, the Investment Partnership, the Investment Partnership's subsidiaries and certain other service recipients are parties to a single services agreement with KKR pursuant to which KKR has agreed, among other things, to carry out the day-to-day management and operations of our respective businesses. In exchange for its services, KKR will be entitled to a management fee that will be based on the amount of "equity" invested in our partnership as defined in the agreement. During the one-year period following the completion of the global offering and related transactions, for the purposes of the management fee calculation, our "equity" will not include any portion of the proceeds from the global offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by temporary investments, which we expect will cause the management fee to be lower during the first year of operations than would otherwise be the case.

The Investment Partnership and its subsidiaries will be required to fund a portion of the management fees that KKR, in its capacity as a fund investment manager, receives under its investment management agreements with the private equity funds in which they invest. Depending on whether a fund has made an initial investment, the Investment Partnership and its subsidiaries will be required either to pay such fees directly or to contribute capital to the fund for the purposes of funding such fees. The amounts funded by the Investment Partnership, regardless of whether KKR receives such amounts in the form of a management fee or otherwise, will be credited in current or future periods against the separate management fee that is payable under our services agreement with KKR. Subject to certain limitations, the management fee that is payable under our services agreement will be further

reduced as with KKR described under "Management of KKR and Our Services Agreement—Our Services Agreement—Management Fee" beginning on page 129.

Exposure to Market Risks

We expect to be exposed to a number of market risks due to the types of investments that we will make and the manner in which we, the Investment Partnership and the Investment Partnership's subsidiaries raise capital. We believe that our exposure to market risks will relate primarily to changes in the values of publicly traded securities that are held for investment, movements in prevailing interest rates and changes in foreign currency exchange rates. We may seek to mitigate such market risks through the use of hedging arrangements and derivative instruments, which could subject us to additional market risks. KKR, as the service provider under our services agreement, will be responsible for monitoring all market risks and for carrying out risk management activities relating to our investments. Our investment policies and procedures prohibit KKR from entering into hedging or derivative transactions for speculative purposes.

Securities Market Risks

Our opportunistic and temporary investments are expected to include investments in publicly traded securities. The Investment Partnership and its subsidiaries and the private equity funds in which they invest may also make investments in portfolio companies whose securities are offered to the public in connection with the process of exiting an investment. The market prices and values of publicly traded securities of companies in which we have investments may be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated fluctuations in the quarterly and annual results of such companies or of other companies in the industries in which they operate, market perceptions concerning the availability of additional securities for sale, general economic, social or political developments, industry conditions, changes in government regulation, shortfalls in operating results from levels forecast by securities analysts, the general state of the securities markets and other material events, such as significant management changes, refinancings, acquisitions and dispositions. In accordance with U.S. GAAP, we will be required to value investments in publicly traded securities based on current market prices at the end of each accounting period, which could lead to significant changes in the net asset values and operating results that we report from quarter to quarter.

Interest Rate Risks

We expect to incur indebtedness to fund our liquidity needs and expect that the Investment Partnership and its subsidiaries will incur indebtedness to fund their liquidity needs, to leverage our opportunistic investments and potentially to leverage certain of our temporary investments. The Investment Partnership and its subsidiaries may also make fixed income investments that are sensitive to changes in interest rates. Due to the foregoing, we believe that we will be exposed to risks associated with movements in prevailing interest rates. An increase in interest rates could make it more difficult or expensive for us or for the Investment Partnership and its subsidiaries to obtain debt financing, could negatively impact the values of fixed income investments and could decrease the returns that our investments generate.

We believe that we will be subject to additional risks associated with changes in prevailing interest rates due to the fact that our capital will be invested in portfolio companies whose capital structures have a significant degree of indebtedness. Investments in highly leveraged companies are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would be the case if money had not been borrowed. As a result, the

risk of loss associated with an investment in a leveraged company is generally greater than for companies with comparatively less debt.

Foreign Currency Risks

Our functional currency and the functional currency of the Investment Partnership will be the U.S. dollar, because we expect that a majority of our investments will be denominated in U.S. dollars. As a result, the investments that are carried as assets in our partnership's financial statements and the investments that are carried as assets in the Investment Partnership's consolidated financial statements will be stated in U.S. dollars. When valuing investments that are denominated in currencies other than the U.S. dollar, we and the Investment Partnership will be required to convert the values of such investments into U.S. dollars based on prevailing exchange rates as of the end of the applicable accounting period. Due to the foregoing, changes in exchange rates between the U.S. dollar and other currencies could lead to significant changes in the net asset values that we and the Investment Partnership report from quarter to quarter. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Hedging Arrangements and Risk Management

When managing our exposure to market risks, KKR may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates and currency exchange rates. We anticipate that the scope of risk management activities undertaken by KKR will vary based on the level and volatility of interest rates, prevailing foreign currency exchange rates, the type of investments that are made and other changing market conditions. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. However, such activities can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of the position. Such transactions may also limit the opportunity for gain if the value of a position increases. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price.

The success of any hedging or other derivative transactions that KKR enters into generally will depend on KKR's ability to correctly predict market changes. As a result, while KKR may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. Moreover, for a variety of reasons, KKR may not seek or be successful in establishing a perfect correlation between the instruments used in a hedging or other derivative transactions and the position being hedged. An imperfect correlation could prevent KKR from achieving the intended result and create new risks of loss. In addition, it may not be possible to fully or perfectly limit our exposure against all changes in the values of our investments, because the values of our investments are likely to fluctuate as a result of a number of factors, some of which will be beyond our control.

BUSINESS

Our Partnership

We are a Guernsey limited partnership that was formed on April 18, 2006. Our investment objectives are to invest in KKR's private equity funds, to make direct co-investments in portfolio companies of KKR's private equity funds and to pursue opportunistic investments identified by KKR, which opportunistic investments, although outside the scope of KKR's traditional private equity investments, have the potential to generate attractive returns. We will make all of our investments through limited partner interests in the Investment Partnership, another newly formed Guernsey limited partnership, and its subsidiaries.

KKR, a leading sponsor of private equity funds, will implement our investment policies and procedures and carry out the day-to-day management and operations of our business pursuant to a services agreement. Our current investment policies and procedures, which were developed by KKR, provide that we will invest at least 75% of our adjusted assets in KKR-sponsored private equity investments and no more than 25% of our adjusted assets in opportunistic investments identified by KKR. We define our "adjusted assets" as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. We believe that, by pursuing our investment objectives, we and KKR will be able to build a strong investment base and thereby create long-term value for our unitholders.

KKR's Role in Our Investments

KKR will be responsible for selecting, evaluating, structuring, diligencing, negotiating, executing, monitoring and exiting our investments and for managing our uninvested capital in accordance with our cash management policy. These investment activities will be carried out by KKR's investment professionals and KKR's investment committee pursuant to our services agreement or under investment management agreements between KKR and its private equity funds. As our services provider, KKR's involvement in our investments will relate primarily to our investments in KKR's private equity funds, our making of direct co-investments in portfolio companies of KKR's private equity funds, our opportunistic investments and our cash management activities. As the investment manager of private equity funds, KKR's involvement in our investments will relate primarily to investments that its private equity funds make in portfolio companies. KKR will have broad discretion when making investment related decisions under our services agreement and its investment management agreements and our Managing General Partner's board of directors will approve specific investment decisions in only limited circumstances. Pursuant to our services agreement, our private equity and opportunistic investments will be approved by KKR's investment committee.

KKR is strongly committed to our success and, in connection with our formation and the global offering, KKR's investment professionals and senior advisors will contribute $75 million in cash to our partnership and the Investment Partnership, of which $72 million will be contributed to us in exchange for common units issued at the initial offering price. Additionally, under an investment agreement that we will enter into with KKR prior to the completion of the global offering, KKR will agree to cause its affiliates to acquire additional common units from us on a quarterly basis with an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made pursuant to the carried interests and incentive distribution rights that are applicable to our investments. Common units that are issued to KKR's affiliates in connection with the global offering and related transactions or pursuant to our investment agreement will be subject to a general prohibition on transfer for a period of three years from the date of issuance. We believe the equity stake that KKR's investment professionals and senior advisors will have in our partnership will create an incentive for KKR to pursue investments that help us achieve our goal of creating long-term value for our unitholders. We also believe that KKR's commitment to our partnership reflects KKR's firm belief that a limited partnership which has common units listed on a securities exchange and is engaged in investing in both private equity and opportunistic investments will be well positioned to generate attractive returns for investors.

Our Managing General Partner

As is commonly the case with limited partnerships, our limited partnership agreement provides for the management of our business and affairs by a general partner rather than a board of directors and officers. Our Managing General Partner, a Guernsey limited company that is owned by affiliates of KKR, serves as our general partner and has a board of directors as well as a chief financial officer whose services are provided pursuant to our services agreement. Our Managing General Partner's board of directors is co-chaired by Henry R. Kravis and George R. Roberts, two of KKR's founders.

About KKR

KKR was founded in 1976 by Jerome Kohlberg, Henry R. Kravis and George R. Roberts and, with offices in New York, Menlo Park, London, Paris, Hong Kong and Tokyo, it is among the oldest and most experienced private equity firms specializing in leveraged buyouts. KKR's investment approach for private equity investments is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value creating strategies. Since its inception, KKR raised over $30 billion in private equity funds and committed approximately $24 billion of equity in approximately 140 transactions with a total acquisition value of approximately $194 billion. We believe KKR has differentiated itself with its long-term track record of investing large pools of capital and generating attractive returns across more than 25 different industries through various economic and business cycles.

Our Initial Investments

We anticipate that we will receive net proceeds of approximately $1,487 million from the global offering and related transactions, assuming that we issue 62,880,000 common units at the initial offering price of $25.00 per common unit and after deducting the managers' commissions and placement fees and estimated expenses. The investments that we will initially make, or commit to make, with our capital are described below.

- ***Limited Partner Interest in the European Fund II.*** Upon the completion of the global offering, we will acquire a limited partner interest in the European Fund II from an affiliate of KKR for $21.9 million in cash, representing $20.7 million in capital contributions that the affiliate has made to the fund in connection with the fund's five existing portfolio company investments plus the affiliate's carrying cost in the limited partner interest. The limited partner interest represents a $100 million capital commitment to the European Fund II, of which $79.3 million remains unfunded. The European Fund II held its first closing in September 2005 and ultimately received €4.5 billion (approximately $5.5 billion) of capital commitments from fund partners. The fund's investment period is six years.
- ***Limited Partner Interest in the 2006 Fund.*** Following the global offering, we expect to make a capital commitment to the 2006 Fund in an amount equal to approximately 40% of the net proceeds we receive from the global offering and related transactions, subject to compliance with our investment policies and procedures. The 2006 Fund is a private equity fund that is currently being formed by KKR. The total size of the fund has not yet been determined. The fund is expected to have an investment period of no longer than six years. The investment period is anticipated to begin during the second half of 2006 at which time the fund's general partner may begin to make capital calls for investments.
- ***Co-Investment in Capmark.*** Upon completion of the global offering, we intend to acquire an equity interest of approximately 2.5% in Capmark, the former commercial mortgage subsidiary of General Motors Acceptance Corporation, from the Millennium Fund for $50.6 million in cash, representing the $50 million purchase price that the fund paid for the interest plus the fund's carrying cost in the interest. This investment will be made alongside the Millennium Fund, which acquired its interest in this company during March 2006.

- *Temporary Investments.* Upon completion of the global offering and related transactions, we anticipate that our temporary investments will consist of government securities, cash, cash equivalents, money market instruments, asset-backed securities and other investment grade securities. We expect that, initially, between 30% and 50% of our surplus cash will be invested in government securities, cash, cash equivalents and money market instruments, between 30% and 50% will be invested in highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and up to 25% will be invested in other investment grade securities.

As described below, in addition to our initial investments we intend to invest in a broad range of investment opportunities, including KKR-sponsored private equity investments and other opportunistic investments.

Our Competitive Strengths and Investment Strategy

We believe that we possess a number of strengths that will assist us in creating long-term value for our unitholders. We intend to accomplish our objective of building a strong investment base by leveraging the strengths we describe below.

- ***Ability to Participate in KKR's Private Equity Investments.*** Our relationship with KKR will enable us to invest in a broad range of KKR-sponsored private equity investments.
  - *KKR's New Private Equity Funds.* In addition to our initial commitments to the European Fund II and the 2006 Fund, we have been granted a right by KKR to acquire a limited partner interest in each new private equity fund that KKR or an affiliate of KKR sponsors during the term of our services agreement. Such funds are expected to make investments globally, including in the United States, Europe and Asia. The amount of our investment in any new private equity fund will be determined by KKR in its sole discretion, although KKR will be required to endeavor to act in a fair and equitable manner when making its determination. We believe that the opportunity to invest in a private equity fund at an early stage of the investment process will provide us with an important opportunity to share in the value created during the initial phases of the fund's investments.
  - *Co-Investments in Portfolio Companies of KKR's Private Equity Funds.* To the extent permitted by the terms of KKR's private equity funds, we anticipate using a significant portion of our assets to make direct co-investments in KKR portfolio companies when we believe the investments present opportunities to create long-term value for our unitholders. Based upon recent KKR transactional activity, we believe that we will be provided the opportunity to make a sufficient number of co-investments so as to implement our business strategy.
  - *KKR's Existing Private Equity Funds.* We intend to selectively acquire limited partner interests in one or more of KKR's existing private equity funds over time. We believe that these investments will assist us in diversifying our investment base while allowing us to increase the speed with which our capital is deployed. Our Managing General Partner's independent directors will be required to approve the terms of such investments, including the prices that we pay for limited partner interests, the timing of such purchases and the amount of capital that we use. Such approvals are expected to be in the form of general guidelines, and the amount of capital we will be allowed to use may be material. See "—Our Investment Policies and Procedures" on page 83.
- ***Active Involvement of KKR's Experienced Investment Professionals in Our Investments.*** Our investment activities will be carried out by KKR's investment professionals, who are led by Henry R. Kravis and George R. Roberts, under the supervision of KKR's investment committee. KKR's investment professionals currently consist of the 24 members of its general partner who have an average of over 11 years of affiliation with KKR and 49 managing directors, directors,

principals and associates who are employed by KKR. These individuals come from diverse backgrounds, which range from serving as chief executive officers and chief financial officers of major companies to holding positions as strategic consultants and finance specialists, and have developed significant relationships. We believe that their involvement in our investment process will provide us with informed perspectives and valuable access to investment opportunities.

- ***Flexibility to Make Opportunistic Investments that Have the Potential to Create Substantial Value.*** We intend to gradually invest up to 25% of our adjusted assets in opportunistic investments, principally those investment opportunities that KKR identifies but is not able to pursue in the course of its traditional private equity activities. We expect that our opportunistic investments will include long-oriented positions in publicly traded equity securities and debt securities and securities with equity-like features that we believe underestimate the asset quality or credit strength of the issuer. We expect that our opportunistic investments also will include investments made alongside the KKR Strategic Capital Fund, which is currently being formed by an affiliate of KKR for the purposes of making investments in fixed income securities with a focus on stressed and distressed debt and investment opportunities created by market dislocation events. We believe that our opportunistic investments will benefit from the investment approach that KKR has developed for its investments and will offer significant opportunities to create value while allowing us to further diversify our investment portfolio.

KKR's Private Equity Track Record

We are a newly formed limited partnership that has not yet commenced operations and we do not have any historical financial statements or other meaningful operating or financial data that may be used to evaluate us, the performance of the investments we intend to make or the effectiveness of our investment strategy as a whole. We have presented in the table below certain information relating to the historical performance, average investment holding period and investment values of the 1996 Fund, the European Fund, the Millennium Fund and the European Fund II (the four private equity funds that KKR has sponsored since January 1, 1997), which we believe illustrates the historical benefits of the investment approach that KKR will follow when making our private equity investments. The data for each of these funds is presented as of December 31, 2005 and has not been adjusted to reflect acquisitions or disposals of portfolio company investments subsequent to such date. None of this data has been audited.

When considering the data presented below, you should take note of the fact that the historical results of these funds are not representative of the performance of all of the private equity funds that KKR has sponsored during its 30 year history or indicative of the future results that you should expect from us and that the unrealized values presented below may not be realized in the future. In particular, the annual compounded gross and net rates of return for the seven private equity funds that KKR sponsored prior to January 1, 1997 have ranged from a low of 12.11% and 8.83%, respectively, to a high of 48.14% and 39.18%, respectively, and the multiples of invested capital achieved by those funds have ranged from a low of 2.1x to a high of 17.1x. You should also bear in mind that the rates of return of KKR's most recently established private equity funds, including, in particular, the Millennium Fund, have been positively impacted by a substantial decrease in the average holding period for investments and by a select number of investments that have experienced rapid and substantial increases in value. We do not expect such trends to continue and, as a result, we do not expect that comparable returns will be achieved by KKR's future private equity funds or by our private equity investments. These returns also are not indicative of the returns we anticipate from our temporary investments and our opportunistic investments, the results of which may have a significant impact on our overall future results.

Our actual results may also differ substantially from the historical results achieved by KKR's private equity funds due to the fact that:

- we will initially have a substantial amount of surplus cash that will need to be invested in temporary investments, which are expected to generate returns that are substantially lower than the returns we anticipate receiving from private equity and opportunistic investments;
- we intend to make co-investments from time to time alongside the private equity funds in which we invest, which will increase our exposure to changes in the values of individual investments;
- we intend to gradually invest up to 25% of our adjusted assets in opportunistic investments, which are expected to have lower rates of return and different risks of loss than the returns we anticipate receiving from traditional private equity investments;
- KKR and its investment professionals have historically not made the types of opportunistic and temporary investments that we intend to make, which will subject those investments to additional risks;
- we intend to acquire limited partner interests in one or more of KKR's existing private equity funds after the completion of the global offering and, to the extent that we acquire such interests at prices that are commensurate with the funds' net asset values, we will not benefit from any value that was created prior to such acquisitions, which, in the case of funds in which investments are not at an early stage, may be substantial; and
- the management fees that will be payable to KKR under our services agreement are expected to be higher than the management fees that are payable by KKR's private equity funds, which could cause our rates of return to be lower than the rates of return achieved by KKR's private equity funds.

Several additional risks, uncertainties and other factors that could cause our returns to be materially lower than the returns previously achieved by KKR's private equity funds, or the unrealized amounts to be less than what may actually be realized in the future, are described under "Risk Factors" beginning on page 11 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58. We urge you to carefully consider those risks, uncertainties and other factors when reading the data presented below. For a description of the historical yields generated by certain types of temporary investments that we expect to make, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Future Investment Performance—Cash Management Activities" beginning on page 58.

	As of December 31, 2005									
	Amount(1)		Value of Investments(2)			Dollar Weighted Average Holding	Annual Compounded Rates of Return(2)		Multiple of Invested
	Committed	Invested	Realized	Unrealized	Total	Period(2)	Gross	Net	Capital(2)
	(U.S. dollar amounts in millions)								
1996 Fund	$6,012	$6,012	$9,779	$1,740	$11,519	4.3	18.1%	13.3%	1.9x
European Fund	3,085	3,085	1,981	3,622	5,603	2.2	26.3%	18.5%	1.8x
Millennium Fund	6,000	3,713	741	6,451	7,192	1.0	73.9%	55.2%	1.9x
European Fund II(3)	5,457	335	—	336	336	0.1	—	—	1.0x

(1) Each private equity fund's "committed amount" represents the amount of the capital commitments that had been made to the fund as of the valuation date. The "invested amount" represents the amount of the capital commitments that had been funded as of the valuation date. In the case of the European Fund II, the committed amount consisted of euro denominated commitments of €2,667,160,000, which have been converted into U.S. dollars based upon the exchange rate prevailing on the commitment date, and U.S. dollar denominated commitments of $2,222,701,916, which based upon such exchange rate are equal to €1,832,840,000.

(2) A description of the methodologies used in calculating the values, dollar weighted average holding periods, rates of return and multiples of invested capital presented above is included under "Special Note Regarding Valuation and Related Data" beginning on page 44.

(3) The European Fund II's first investment was completed on November 29, 2005. The fund made two additional investments on December 21, 2005. We have not presented annual compounded rates of return or the multiple of invested capital for the fund due to the short holding period for the fund's two investments.

Benefits of KKR's Involvement in Our Investments

The demands of making investments with the goal of substantially increasing their value are significant. Our ability to build a strong investment base and generate attractive rates of return on our investments will depend largely on our ability to identify quality investment opportunities that have the potential to increase in value and to consummate and dispose of investments at attractive prices. We believe that KKR's active involvement in our investment process will enhance our ability to achieve those objectives, particularly as a result of the centralized focus of its operations, established investment expertise and experienced investment professionals, consultants and other advisors.

Centralized Focus

Although KKR's investment teams are located in offices in New York, Menlo Park, London, Paris, Hong Kong and Tokyo, KKR is managed as a single firm and is highly focused on sharing knowledge and best practices throughout its offices and across its various investments. KKR has implemented centralized internal processes that concentrate on best practices, common standards, firm wide communication and accountability in order to leverage the collective skills, experience and resources of its investment professionals with the objective of optimizing returns on invested capital. These processes have been refined over the 30 year history of the firm with the goal that sound investment decisions are made, that investments are rigorously monitored by experienced and qualified investment professionals and that the time of KKR's investment professionals is appropriately prioritized.

KKR has created three internal committees, an investment committee, a portfolio management committee and an operating committee. The objective of these committees is to facilitate compliance with the firm's internal processes and the application of best practices and common standards throughout the life of an investment. All of KKR's investment professionals are accountable to these committees. The investment committee consists of KKR's most experienced investment professionals and is responsible for approving all investment decisions and advising investment teams in connection with their analysis and execution of investments. The portfolio management committee is responsible for working with investment teams from the date on which an investment is made until the time the investment is exited in order to seek to ensure that strategic and operational objectives are accomplished and that the performance of the investment is closely monitored. The operating committee is responsible for the general day-to-day management of KKR and monitors the firm's activities. We believe that these three committees provide a high degree of experience and strong support and guidance to KKR's investment professionals.

Investment Expertise

KKR has achieved several milestones in the private equity industry. KKR pioneered the development of the leveraged buyout and, during its 30 year history, has made investments in approximately 140 transactions in a broad range of industry sectors, including 44 transactions involving more than $1 billion of debt and equity financing and approximately $194 billion in aggregate financing. KKR's record of accomplishments includes sponsoring the first large buyout of a public company, the first buyout of a company in a transaction valued in excess of $1 billion, the first buyout of a public company by a tender offer, the two largest leveraged buyouts known to have been consummated to date, the largest leveraged buyout known to have been consummated to date in Europe, the largest

leveraged buyout known to have been consummated to date in France and the three largest leveraged buyouts known to have been consummated to date in Canada.

KKR has developed industry expertise across multiple industry sectors and organizes its investment professionals in teams that focus on the industries in which KKR is most active. KKR's investment teams currently focus on nine core industries in the United States (chemicals, consumer products, energy and natural resources, financial services, healthcare, industrial, media and communications, retail and technology industries) and seven industries in Europe (chemicals, financial services, healthcare and consumer products, media, retail, communications, utilities and transporation industries), which generally require industry-specific knowledge and experience. Each industry is covered by a team of four KKR professionals and a representative from Capstone Consulting or Capstone Europe. These teams seek to continually expand their understanding of an industry and provide extensive knowledge and resources in connection with the selection, diligencing and monitoring of portfolio investments.

Experienced Investment Professionals, Consultants and Advisors

We believe that KKR's 73 investment professionals, including the 24 members of its general partner who have an average of over 11 years of affiliation with KKR, are among the most experienced private equity professionals in the world. These professionals, who are led by two of the firm's founders, Henry R. Kravis and George R. Roberts, are dedicated to sourcing, analyzing, executing and managing investments and have significant relationships with leaders in the business and financial services communities. They come from diverse backgrounds, which range from serving as chief executive officers and chief financial officers of major companies to holding positions as strategic consultants and finance specialists. Together, these individuals provide KKR with informed perspectives relating to specific industries and economic sectors and valuable access to important investment opportunities.

KKR understands the importance of continuing to maintain a strong team of investment professionals and high standards of management excellence and business ethics, which it believes contribute to its stability. To foster a culture that is defined by a spirit of teamwork and mutual trust across offices, KKR compensates its investment professionals based on the overall success of the firm rather than the success of specific investments in which they are involved. KKR's managing directors, directors and principals participate with the members of KKR's general partner in all of the investments that are made during their employment through the use of a common carried interest pool. KKR's professionals are also provided opportunities to make direct co-investments in portfolio companies that are sponsored by KKR's private equity funds. KKR believes this compensation structure creates an environment that promotes teamwork and motivates investment professionals to contribute their experiences and abilities to all investments, regardless of the level of their responsibility or involvement in a transaction. We believe that the benefits of this approach are evidenced by KKR's historically low level of turnover and the strong culture of its firm.

In addition to the experience of its investment professionals, KKR has access to the services of Capstone Consulting and Capstone Europe, consulting firms that are comprised of talented senior consultants with operations and strategy expertise involving a number of industry sectors, and KD Capital, which provides energy related consulting services. Capstone Consulting and Capstone Europe provide services to KKR and assist members of its investment teams in defining strategic priorities for portfolio companies and implementing appropriate operational changes. In addition, KKR has access to dedicated sector-specific operations expertise through companies such as Fisher Capital, which works with KKR in connection with investments in the insurance and financial services sectors. KKR is also regularly advised by a group of eight senior advisors who have significant operating experience and work closely with KKR to identify investment opportunities and to seek to ensure that KKR's due diligence procedures are followed. Many of those senior advisors not only serve on the boards of directors of KKR's portfolio companies, where they complement KKR's investment expertise with their industry experience, but also advise KKR's portfolio management committee, which monitors the performance of KKR-sponsored investments.

KKR's Private Equity Investment Approach

KKR's investment approach for private equity investments is centered on seeking to achieve high rates of return on invested capital by selecting quality investments that may be made at attractive prices, applying standards of due diligence when making investment decisions, implementing strategic and operational changes that increase the value of investments and making informed decisions relating to the timing and manner in which investments are exited. We believe that KKR has achieved a leading position in the private equity sector by applying stringent standards to its investment approach and by building strong partnerships with highly motivated management teams who put their own capital at risk. When making private equity investments, KKR seeks companies that it believes have strong business franchises, attractive growth prospects, sustainable competitive advantages, defensible market positions and the ability to generate attractive returns on investment.

Investment Selection

KKR has access to significant investment opportunities as a result of its global network of chief executive officers, political leaders, private equity investors, investment banks, commercial banks and other advisory institutions. KKR is frequently contacted by individuals within its network with offers to participate in broad and limited auction processes. The amount of investment proposals that KKR receives from these contacts is substantial, particularly compared to the number of investments that it makes.

KKR also pursues strategies that are designed to generate deal flow internally based on the industry knowledge of its professionals and its reputation as a leader in the private equity industry. KKR's investment professionals participate with consultants from Capstone Consulting and Capstone Europe in industry specific teams in order to identify potential investment opportunities within an industry. These teams are responsible for studying the dynamics of an industry in order to understand its evolution, reviewing a large number of companies to determine whether any have the potential to generate significant returns on investment and developing a network of industry experts, including company managers who may be backed in buyout transactions. Each industry team reports to KKR's investment committee semi-annually with respect to the outcome of its activities and its objectives for the succeeding six-month period.

Due Diligence and the Investment Decision

Once an investment opportunity is identified, the team of KKR's investment professionals that is responsible for the investment introduces the opportunity to the firm as a whole during one of KKR's regular weekly video conference calls. These calls provide a forum in which investment teams may leverage the collective skills, experience and resources of all of KKR's investment professionals in connection with the investment decision process. When an investment team determines that an investment proposal is worth serious consideration, the proposal is presented to KKR's investment committee and the due diligence process commences. The objective of the due diligence process is to identify attractive investment opportunities based upon the facts and circumstances surrounding an investment and to prepare a framework that may be used from the date of an acquisition to drive operational achievement and value creation.

When conducting due diligence, KKR's investment team evaluates a number of important business, financial, tax, accounting, environmental and legal issues in determining whether or not to proceed with an investment. Consultants, including twelve consultants from Capstone Consulting and seven consultants from Capstone Europe, may provide additional assessments of a particular market and any competitive or operational issues relating to the investment target that may have a meaningful impact on revenues and cash flow generation. Outside legal advisers, accountants and investment banks are also generally involved in the process. KKR's investment committee monitors due diligence practices to seek to ensure that standards are consistently applied to all investments.

Building a Successful Business

Once an investment is made in a portfolio company, KKR takes an active role in the management and operations of the company and closely monitors its performance with the objective of driving growth, enhancing profitability and optimizing value for investors over the long-term. KKR works closely with management to develop operating budgets that support research and development, capital spending and acquisitions that facilitate growth. It establishes clear monitoring guidelines and frequently meets with the management of a portfolio company to actively review and monitor financial and operating performance and strategic priorities. Consultants from Capstone Consulting and Capstone Europe, who work exclusively for KKR, provide assistance in defining strategic priorities for portfolio companies and implementing operational changes.

KKR's investment team prepares a "100-day plan" that outlines the important strategic and operating measures that are to be implemented during the first 100 days of the investment period. These measures typically are intended to seek to grow sales, decrease costs, improve cash management techniques, optimize asset portfolios, centralize treasury, audit, tax, legal, accounting and finance functions and ensure that appropriate risk management procedures are implemented. Each 100-day plan allocates important responsibilities to members of the portfolio company's management, KKR's investment team and consultants from Capstone Consulting or Capstone Europe who are involved in the investment. Members of KKR's investment team appear before the KKR portfolio management committee at the end of the 100-day period to report on the progress that has been made and to discuss potential areas of strategic or operational concern and proposed solutions for addressing them. Members of the portfolio company's senior management often attend these meetings.

In connection with private equity investments, KKR also pays strict attention to management and governance procedures and often conducts a full management audit to identify potential areas for improvement. KKR assumes an active role on the board of directors and seeks to fill board positions with seasoned executives who have relevant operating experience or with members of its investment teams. KKR also implements formal governance measures and arrangements with members of management that conform to local and international standards.

Exiting Investments

KKR has developed substantial expertise in exiting investments in portfolio companies. As of December 31, 2005, KKR's private equity funds had generated approximately $50 billion of cash proceeds from the sale of investments in initial public offerings, secondary offerings, recapitalizations and sales to strategic buyers since the firm's formation. We believe that KKR's ability to successfully exit its investments is attributable to the strength and discipline of its portfolio management committee, which oversees the management and operation of all of the portfolio companies that KKR sponsors, and KKR's strong relationships with the investment banking community. When exiting investments, KKR's objective is to optimize returns for investors and, in the case of publicly traded portfolio companies, minimize the impact of an exit on the company's stock price.

Club Investments with Other Private Equity Sponsors

Under certain circumstances, KKR may make private equity investments in transactions in which it and one or more other private equity firms agree to serve, together or collectively, as equity sponsors. These investments, which we refer to as "club investments," have become more common in recent years due to increases in the size of private equity investments and the amount of capital required to successfully bid on an investment target. In particular, of the ten most recent acquisitions completed by KKR, seven have been structured as club investments. These transactions, which consisted of KKR's investments in AVR Bedrijven N.V., Avago Technologies, Toys "R" Us, Inc., SBS Broadcasting S.A., TDC A/S, SunGard Data Systems Inc. and Capmark have involved combined equity commitments by fund sponsors ranging from $400 million to $3.4 billion. The number of equity sponsors participating in

those transactions has ranged from three to seven and the total amount of capital invested by KKR's private equity funds equaled approximately $4.4 billion.

While KKR generally prefers to make investments where it acts as the sole equity sponsor, KKR and its investment committee recognize that in certain instances it may be necessary or desirable to structure a private equity investment as a club investment. When deciding whether to structure a private equity investment as a club investment or to participate in a club investment that has been proposed by another private equity firm, KKR generally considers the extent to which it will be able to maintain an active or leading role in the management, governance and operations of the portfolio company, its relationship with and the quality and strengths of the other private equity firms involved in the investment, other benefits that may be obtained from using a club investment structure and the manner in which decisions relating to the investment and the relationship among equity sponsors will be governed.

When making a club investment, KKR applies the same investment selection and due diligence standards that it applies when making non-club investments and follows its standard investment committee approval processes. Once a club investment has been consummated, KKR and its portfolio management committee seek to assume a prominent role in managing the portfolio company investment and implement the practices that KKR has developed for driving growth, enhancing profitability and increasing value of portfolio companies, including, where possible, through the use of a 100-day plan. In substantially all of the club deals described above, KKR has assumed a role it believes is significant in the development and implementation of value-creating strategies after the completion of the acquisition. In such deals, however, KKR is required to share control over an investment and typically at least some aspects of its investment approach are not always followed. Accordingly, decisions relating to the investment, including decisions relating to the management and operation of the company and the timing and nature of any exit, are often made by a majority vote of the equity sponsors or by separate agreements that are reached with respect to individual decisions. When making a club investment, KKR generally seeks to retain a right to prevent the equity sponsors from taking actions that it does not approve, to secure representation on the board of directors and other governing bodies of the portfolio company or to maintain a stake in the transaction that is sufficiently large enough to provide it with a significant degree of influence in the decision making process, although such rights are not always available. For example, seven equity sponsors, including KKR, participated in the recent acquisition of SunGard Data Systems Inc. Each sponsor maintains one seat on the company's board of directors and one seat on an executive committee that makes significant decisions relating to the investment. Because decisions of those bodies are generally made by majority or supermajority vote, KKR does not have the individual power to determine the outcome of matters relating to the investment or the individual power to prevent the other equity sponsors from taking actions that KKR does not approve. KKR has entered into shareholder agreements in connection with the other six club investments referred to above that similarly limit the amount of control that it is able to exercise with respect to those investments. See "Risk Factors—Risks Relating to Our Investments—KKR's private equity funds have structured, and in the future may continue to structure, some of their portfolio company investments as "club investments," which reduce KKR's control over the investments, require the consent of other investors to transfer the investments and increase your exposure to a risk of loss on any particular investment if you have invested in one or more other participating private equity funds" beginning on page 27.

KKR's Opportunistic Investment Approach

In connection with its traditional private equity activities, KKR frequently identifies a number of investment opportunities that, although outside the scope of investments made by its private equity funds, it believes have the potential to generate attractive returns. These investment opportunities generally arise as a result of the relationships that KKR has developed with members of its global network of chief executive officers, political leaders, private equity investors, investment banks,

commercial banks and other advisory institutions or through the deal generation strategies that KKR has developed and implemented. While KKR believes such opportunities have the potential to generate attractive returns for investors, KKR historically has not pursued them due to the fact that they tend to be inconsistent with the investment mandates of its private equity funds as a result of such factors as the relatively small size of the investment, the fact that the investment involves a public company or a debt investment or the unwillingness of the investment target to sell control of its business. In addition, investment opportunities may arise in situations where KKR has not been able to consummate a private equity transaction because the company has not decided to pursue such a transaction or because it has elected to complete an alternative transaction. We expect that, however, a number of these investments will fall within the scope of the opportunistic investments that we intend to make and that KKR and its investment professionals will pursue them when KKR believes that they will offer the potential to generate attractive returns for our partnership.

We also expect that a portion of our opportunistic investments will be made alongside the KKR Strategic Capital Fund, which is currently being formed by an affiliate of KKR for the purposes of making investments in fixed income securities with a focus on stressed and distressed debt and investment opportunities created by market dislocation events. With respect to these types of opportunistic investments, we expect to utilize the extensive experience in making several types of debt investments by the management of KKR Financial LLC, the entity that indirectly manages KKR Financial Corp. and will be the general partner of the KKR Strategic Capital Fund. All opportunistic investments, including those made alongside the KKR Strategic Capital Fund, will be required to be approved by KKR's investment committee.

When making opportunistic investments on our behalf, KKR will seek to build upon the successful investment approach that it has developed for its private equity investments and to leverage the skills of its investment professionals when identifying, selecting, diligencing, negotiating, consummating and exiting opportunistic investments. In particular, KKR intends to apply the same investment selection, due diligence and investment committee processes that it applies to its private equity investments when making opportunistic investments. While our opportunistic investments by their nature will not involve KKR's investment teams in the day-to-day management and operations of the company in which an investment is made or the implementation of a 100-day plan, they will be actively monitored by KKR's investment professionals, including the KKR portfolio management committee, which will regularly review the investments' performance against the objectives established for the investments. As with private equity investments, when exiting opportunistic investments, KKR intends to focus on optimizing returns and, in the case of investments in publicly traded securities, minimizing the impact of an exit on the securities' trading price. KKR does not intend to follow an active trading strategy when making opportunistic investments for our account.

Our Investment Policies and Procedures

Our investment policies and procedures will be applicable to investments that are made with capital contributed to our partnership, cash generated by investments and borrowings, including investments that are made by the Investment Partnership and its subsidiaries. These policies and procedures, however, will not apply to investments that are made by KKR's investment funds. Investments that are made by KKR's investment funds are subject to separate restrictions and limitations that are included in the limited partnership agreements for those funds. See "—Our Initial Investments" on page 74 for a description of these restrictions and limitations.

The following is a summary of the investment policies and procedures that our Managing General Partner's board of directors has adopted for our investments. Upon the completion of the global offering, our Managing General Partner's independent directors are expected to approve supplemental investment policies and procedures that will govern our acquisitions of outstanding limited partner interests in KKR-sponsored investment funds from third parties in secondary market transactions. A

description of the supplemental investment policies and procedures that KKR expects to propose to our Managing General Partner's independent directors for approval is included below under "—Investments in KKR Affiliates." These investment policies and procedures may be modified from time to time by our Managing General Partner's board of directors and, in certain instances, with the special approval of its independent directors as described under "—Amendments."

Delegation of Authority

Our investment policies and procedures provide that our Managing General Partner will, consistent with such policies and procedures, delegate to KKR authority to select, evaluate, structure, negotiate, diligence, execute, monitor and dispose of investments and otherwise carry out investment related activities pursuant to our services agreement.

Eligible Investments

Our investment policies and procedures provide that we may make investments in common equity securities, preferred securities, limited partner interests, general partner interests, derivative instruments, debt securities and loans (including residential mortgage loans, residential mortgage-backed securities, commercial mortgages, commercial mortgage-backed securities, other asset-backed securities and bridge loans), money market securities, cash, cash equivalents, money market instruments, government securities and any other type of security, loan or financial instrument, provided that the investments otherwise comply with our investment policies and procedures. Because our investment policies and procedures require that our investments be made in a manner that permits us and the Investment Partnership to continue to be treated as partnerships for U.S. federal income tax purposes, neither our partnership, the Investment Partnership nor any subsidiary of the Investment Partnership will be permitted to engage in lending activities that would result in our partnership or the Investment Partnership being treated as engaged in a financial business. As a result, to the extent that investments are made in loans, our activities will be limited to acquiring loans originated by unrelated parties.

Investment Decisions by the KKR Investment Committee

Our investment policies and procedures provide that all of our investments must be reviewed and approved by KKR's investment committee, except that, with respect to our temporary investments only, KKR's investment committee may appoint a third party manager to make such temporary investments pursuant to specified guidelines established by the committee. Subject to the limited exception described in the preceding sentence, our investment policies further provide that, when we make investments through a fund, the investment committee that is responsible for making investment decisions on behalf of the fund must be identical to the composition of KKR's investment committee.

Investment Diversification

Our investment policies and procedures provide that we will invest at least 75% of our adjusted assets in KKR-sponsored private equity investments and no more than 25% of our adjusted assets in opportunistic investments that are identified by KKR. We define our "adjusted assets" as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. Because the foregoing requirement is intended to limit that amount of assets that we may use to make opportunistic investments, our investment policies and procedures provide that we will be required to comply with the investment diversification ratio only when making a new opportunistic investment. When determining whether a proposed opportunistic investment would be permitted under the ratio, we will be permitted to treat temporary investments that are made in connection with our cash management activities as private equity investments. Capital commitments to private equity funds will not be treated as investments until funded.

In addition, our investment policies and procedures provide that we cannot make any investment or commit to make any investment that would result in our partnership, the Investment Partnership or a subsidiary of the Investment Partnership being deemed to have been formed for the purpose of making such investment for the purposes of the U.S. Investment Company Act and related rules. Depending on the facts and circumstances, this restriction may limit the amount of capital that we may invest, or commit to invest, in a single investment fund or other entity.

Our investment policies and procedures do not contain any other fixed requirements for investment diversification, including any requirements relating to the number or types of companies in which investments should be made, the number or types of industries or geographic regions that should be covered by investments or the range of credit ratings, if any, that should be accorded to investments. Our investments could therefore be concentrated in a relatively small number of companies, particularly if we make co-investments alongside funds in which we are also a limited partner, or in investment funds or in companies operating in a relatively limited number of industry sectors or geographical regions. Our investments could also be focused on a few specific types of investments, such as limited partner interests in KKR's private equity funds and common equity securities of portfolio companies of KKR's private equity funds, and, in the case of fixed income investments, investments that do not have a broad range of credit ratings.

Cash Management Activities

Our investment policies and procedures provide that, pending investment in private equity and opportunistic investments, our capital should be temporarily invested in liquid investments. While temporary investments may be made in any investments that qualify as eligible investments under our investment policies and procedures, we generally expect that our temporary investments will consist of cash, cash equivalents, money market instruments, government securities, asset backed securities and other investment grade securities. While our investment policies and procedures do not impose any fixed requirements relating to the allocation of our excess capital among various types of temporary investments, we expect that, initially, between 30% and 50% of our surplus cash will be invested in government securities, cash, cash equivalents and money market instruments, between 30% and 50% will be invested in highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and up to 25% will be invested in other investment grade securities. We may acquire certain of our temporary investments through a foreign corporate subsidiary of the Investment Partnership.

Use of Leverage

Our investment policies and procedures do not require or prohibit the use of leverage or impose limits on the amount of indebtedness that may be incurred in connection with an investment. As our service provider, KKR generally will have broad discretion to determine the extent to which we leverage investments and will not be required to obtain specific approval from our Managing General Partner's board of directors for the use of leverage in connection with a particular investment. We expect KKR to consider the use of leverage on an investment-by-investment basis and anticipate that it will use leverage primarily in connection with fixed income investments that are made in connection with our opportunistic investments and to fund short-term liquidity needs. We may also use leverage relating to securities to be acquired in connection with our cash management activities. Because of the levels of indebtedness generally incurred by portfolio companies of private equity funds, we do not expect KKR to use leverage in connection with the acquisition of limited partner interests in its private equity funds or in connection with co-investments that are made in portfolio companies of its private equity funds.

We currently expect that KKR will generally limit the amount of leverage used in connection with investments to between zero and 1x the amount of equity invested in the case of securities that are

acquired in connection our cash management activities and to between zero and 3x the amount of equity invested in the case of our opportunistic investments. These limits may decrease or increase from time to time, particularly if KKR changes the forms of investment that are leveraged. We may acquire our leveraged investments (in particular, those investments with a high degree of leverage) through a foreign corporate subsidiary of the Investment Partnership. To the extent that temporary investments are deployed in highly liquid securities with high credit quality, the leverage may be greater.

Risk Management Activities

Our investment policies and procedures recognize that our investments may be subject to a number of market risks, including risks relating to changes in the value of publicly traded securities, movements in prevailing interest rates and changes in currency exchange rates that may impact the returns on our investments. KKR is authorized to take measures to mitigate such risks through the use of hedging arrangements, derivative instruments and other risk management strategies as it deems necessary or appropriate. Our investment policies and procedures provide that, when any risk management activities are undertaken, KKR should notify our Managing General Partner's board of directors promptly upon becoming aware of any facts or circumstances that cause it to believe that such activities will have a material adverse effect on our financial condition or results of operations. Our investment policies and procedures do not permit the use of hedging or derivative transactions for speculative purposes.

Investments in KKR Affiliates

Our investment policies and procedures provide that neither the approval of our Managing General Partner's board of directors nor the special approval of its independent directors will be required in connection with the subscription of a new limited partner interest in a KKR-sponsored investment fund, the making of a co-investment alongside a KKR-sponsored investment fund or the funding or the contribution of capital pursuant to a transaction involving KKR or an affiliate of KKR that has previously received the approval of our Managing General Partner's board of directors and the special approval of its independent directors. Investments that are made by KKR-sponsored investment funds, including the funding of capital calls made by a fund's general partner, similarly do not require the approval of our Managing General Partner's board of directors or the special approval of its independent directors under any circumstances.

In addition, following the completion of the global offering, our Managing General Partner's independent directors are expected to approve supplemental policies and procedures that permit outstanding limited partner interests in KKR-sponsored investment funds to be acquired from third parties in secondary market transactions in certain circumstances. As proposed, these supplemental policies and procedures would permit acquisitions of outstanding limited partner interests in KKR's investment funds at such times and for such consideration as KKR deems appropriate, provided that:

- the consideration paid does not exceed the net asset value of the investment fund that is allocable to the limited partner interest;
- if our partnership securities form part of the consideration to be paid, KKR determines in good faith that the delivery of the partnership securities will not have a material adverse effect on the trading price of our common units on the primary securities exchange on which they then trade;
- the amount of limited partner interests acquired in any purchase or group of related purchases does not exceed 20% of the Investment Partnership's consolidated net asset value at the time of purchase; and
- in the case of purchases occurring during the one-year period following the completion of the global offering, such purchases do not result in our aggregate investment in any portfolio

company (taking into account all interests held through investment funds and any co-investments in the portfolio company) representing 3% or more of the Investment Partnership's consolidated net asset value at the time of purchase.

Except as described above, any other investment in an affiliate of KKR that is not made by a KKR-sponsored investment fund will require the approval of our Managing General Partner's board of directors and the special approval of a majority of our Managing General Partner's independent directors.

Exiting of Investments

Our investment policies and procedures do not require investments to be exited within any fixed periods of time or include specific provisions governing the manner in which investments should be exited.

Valuations

Our investment policies and procedures provide that our investments must be valued on a quarterly basis in accordance with U.S. GAAP. Our Managing General Partner's board of directors will be responsible for reviewing and approving valuations of investments that are carried as assets in our partnership's financial statements and the board of directors of the Managing Investment Partner will be responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, each board of directors will be required to utilize the services of KKR, who will make calculations as to investment values, and the services of Duff & Phelps, LLC, our independent valuation firm, who will provide certain third party valuation services and carry out agreed upon procedures with respect to valuations in order to confirm that KKR's calculations are not unreasonable.

Reinvestment of Capital

Our investment policies and procedures provide that returns generated by our investments (after the allocation of any returns pursuant to a carried interest or incentive distribution right) will be reinvested in accordance with our investment policies and procedures to the extent that the cash is not needed to pay expenses or to allow us to make cash distributions to our unitholders in accordance with our distribution policy. Our distribution policy provides that we will limit our cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) to an amount in U.S. dollars that is generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations with respect to their distributive shares of net income or gain, after taking into account any U.S. withholding tax imposed at the level of our partnership. As our services provider, KKR will be permitted to make simplifying tax assumptions when calculating our U.S. unitholders' U.S. tax obligations (including any federal, state and local income taxes) for the purpose of determining the amount cash to be distributed under our distribution policy. Our reinvestment policy reflects our Managing General Partner's judgment that the continuous reinvestment of our capital in accordance with our investment policies and procedures will best position us to build a strong investment base and create long-term value for our unitholders.

Maintenance of Status as a Partnership for U.S. Federal Tax Purposes

Our investment policies and procedures provide that our investments must be made in a manner that permits us and the Investment Partnership to continue to be treated as partnerships for U.S. federal income tax purposes. To maintain compliance with this requirement, under current U.S. federal income tax laws, 90% or more of our gross income for every taxable year will be required to consist of

"qualifying income" as defined in Section 7704 of the U.S. Internal Revenue Code. Qualifying income generally includes, among other things:

- interest not derived in the conduct of a financial or insurance business or excluded from the term "interest" under section 856(f) of the U.S. Internal Revenue Code;
- dividends; and
- any gain from the disposition of a capital asset held for the production of qualifying interest or dividends.

To assist us in complying with this requirement, our investment policies and procedures provide that:

- we, the Investment Partnership and its subsidiaries may make equity investments in entities that are treated as corporations for U.S. federal income tax purposes, irrespective of whether such an investment is made directly or indirectly through one of KKR's investment funds;
- we, the Investment Partnership and its subsidiaries must have the right to either (i) opt out of any investment that is to be made by one of KKR's investment funds when the investment could cause our partnership to earn or be allocated income that is not qualifying income or (ii) make the investment through an entity that is treated as a corporation for U.S. federal income tax purposes;
- we, the Investment Partnership and its subsidiaries will be permitted to invest in one of KKR's investment funds only if the fund agrees to certain procedures with respect to the structuring of investments that could cause our partnership to earn or be allocated income that is not qualifying income;
- in the case of an acquisition of a debt instrument, (i) the indebtedness must be in registered form, (ii) the amount of interest payable may not be determined by reference to the income, profits or revenues of any person; (iii) we, the Investment Partnership and its subsidiaries will not be permitted to originate, participate in the negotiation of or perform any services with respect to any loan, although we may participate, directly or indirectly, in up to five loans per year provided that the loans are made on the same terms as are provided to KKR's investment funds in connection with the funding of a portfolio company acquisition, (iv) we, the Investment Partnership and its subsidiaries will not be permitted to acquire any interest in a revolving credit facility or other debt instruments that may require subsequent advances and (v) we will not be permitted to enter into any forward commitment to acquire a debt instrument from another person;
- we, the Investment Partnership and its subsidiaries will be permitted to enter into other derivative contracts only for the purposes of hedging interest rate risks and foreign currency exchange rate risk relating to our investments;
- we, the Investment Partnership and its subsidiaries will not be permitted to act as a dealer with respect to any investment or any position in an investment; and
- we, the Investment Partnership and its subsidiaries will not be permitted to receive any fees, such as monitoring and transaction fees, with respect to the investments that are made with our capital.

Monitoring and Compliance

Our investment policies and procedures require KKR to monitor its compliance with our investment policies and procedures on a regular basis and to notify our Managing General Partner's board of directors promptly upon becoming aware of a violation of an investment policy or procedure. Any notice of a violation of an investment policy or procedure must identify the policy or procedure

that has been violated, describe any known facts and circumstances giving rise to the violation, describe whether the violation is continuing and specify any action that has been taken or that is proposed to be taken to remedy the violation. Our Managing General Partner's board of directors is required to independently review KKR's compliance with our investment policies and procedures on at least a quarterly basis.

Our investment policies and procedures provide that KKR may take any action consistent with such policies and procedures that it determines necessary or appropriate to remedy a violation of an investment policy or procedure within twenty days after delivering or receiving a notice of the violation. If the non-compliance is not remedied within such period of time, KKR will be required to receive the approval of our Managing General Partner's board of directors to continue operating under an exception to the policy or procedure or to effect one or more transactions to remedy the ongoing violation. An exception to the investment diversification requirements described above under "—Investment Diversification" will require the additional special approval of two-thirds of our Managing General Partner's independent directors and an exception to the policies and procedures described above under "—Investments in KKR Affiliates" will require the additional special approval of a majority of our Managing General Partner's independent directors.

Amendments

Our investment policies and procedures provide that KKR's investment committee should review our investment policies and procedures on a regular basis and, if necessary, propose changes to our Managing General Partner's board of directors when it believes that those changes would further assist us in achieving our objective of building a strong investment base and creating long-term value for our unitholders. Any changes to our investment policies and procedures will be made only if they do not jeopardize our status as a partnership for U.S. federal tax purposes and if they are proposed by KKR and approved by our Managing General Partner's board of directors. A change in the percentage of our adjusted assets that may be used for opportunistic investments above 25% and any further increase in such amount will require the additional special approval of two-thirds of our Managing General Partner's independent directors. A change in the policies or procedures that are applicable to investments made in KKR affiliates that are described above under "—Investments in KKR Affiliates," including any supplemental investment policies and procedures that are established by our Managing General Partner's board of directors and independent directors, will require the additional special approval of a majority of our Managing General Partner's independent directors.

Investments in Private Equity Funds

The European Fund II

Upon the completion of the global offering, we will acquire a limited partner interest in the European Fund II from an affiliate of KKR for $21.9 million in cash, representing $20.7 million in capital contributions that the affiliate has made to the fund in connection with the fund's five existing portfolio company investments plus the portion of the fund's formation costs that were paid by the affiliate when it subscribed for the limited partner interest, the management fees that were paid by the affiliate in its capacity as a limited partner of the fund and the approximate financing costs that the affiliate incurred in connection with the foregoing expenditures. The limited partner interest represents a $100 million capital commitment to the European Fund II, of which $79.3 million remains unfunded.

Overview

The European Fund II, which received €4.5 billion (approximately $5.5 billion) of capital commitments from fund partners, held its first closing in September 2005. The documentation governing the fund permits the use of capital contributions for investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups. KKR Associates Europe II, Limited Partnership, an affiliate of KKR that has committed €100 million (approximately $121 million) to the fund, serves as the general partner of the fund and KKR is responsible for providing the fund with investment management and other services pursuant to an investment management agreement.

The investment period for the European Fund II commenced in December 2005. The investment period will remain open until the earliest of November 30, 2011, the date on which all unused capital commitments of the limited partners are reduced to zero (and not subject to restoration) and the date on which the investment period is terminated at the election of the general partner or by a vote of limited partners holding interests representing 80% of the fund's aggregate capital commitments. As of the date of this offering memorandum, the fund had €3.6 billion ($4.4 billion) of unused capital commitments.

Fund partners currently do not have any reserve commitments relating to indemnification obligations. However, if the fund or any fund partner incurs obligations or contingent liabilities as a result of the agreement of the fund to assume obligations or contingent liabilities in connection with the sale, disposition or transfer of securities of a portfolio company, each fund partner may be required to contribute (in an amount up to but not exceeding the prior distributions of the fund to such partner) to the satisfaction, payment and settlement of any such liability and indemnify the other fund partners against any such liability.

Portfolio Company Investments

As of March 31, 2006, the European Fund II had made investments in five portfolio companies in transactions involving a total of $23.3 billion of invested capital, of which $908 million was invested by the fund. Each of these investments was made in accordance with the investment criteria described below under "—New Investment Opportunities." Fund partners, strategic partners and affiliates of KKR, including the investment professionals who have been responsible for managing the fund's portfolio investments, have made direct co-investments in each of the fund's portfolio companies. Four of the investments were structured as club investments.

The following table presents certain information concerning the European Fund II's portfolio investments as of March 31, 2006. All investments are in the common equity of the portfolio company.

Portfolio Company	Industry	Years Held	Ownership Interest(1)		Stock Exchange Listing
			KKR Total	Fund	
Avago Technologies(2)(3)	Technology	0.3	38%	11%	—
AVR Bedrijven N.V.(2)	Waste Management	0.1	38	30	—
FL Selenia SpA(2)	Chemicals	0.3	100	83	—
SBS Broadcasting S.A(2)(3)	Media/Communications	0.3	39	1	—
TDC A/S(2)	Media/Communications	0.2	17	14	—

(1) The percentages set forth above are based on the percentage of outstanding securities. KKR's total ownership interest in a portfolio company is based on the aggregate amount of equity held by its private equity funds and investment entities that are under the control of the members of its general partner.

(2) The Millennium Fund holds an ownership interest in the portfolio company.

(3) The European Fund holds an ownership interest in the portfolio company.

New Investment Opportunities

KKR expects the European Fund II to make significant investments in additional portfolio companies during the remainder of its investment period with the objective of generating additional returns for fund partners. Under the fund's limited partnership agreement, during the investment period, the fund may make investments that meet the fund's investment objectives, provided that

certain additional criteria are met. These criteria generally require the fund to make investments that, among other things, do not:

- involve "hostile" transactions;
- consist of investments in funds that provide for the payment of a management fee or a carried interest;
- involve investments in securities of companies that are organized and headquartered and have a majority of their tangible assets or generate a majority of their revenues inside the United States and Canada;
- result in more than 20% of the aggregate capital commitments of the fund partners (determined contemporaneously with the capital notice for such investment) being invested in securities of issuers that are organized and headquartered and have a majority of their assets and generate a majority of their revenues outside the Organization for Economic Cooperation and Development; or
- exceed 25% of the aggregate capital commitments of the fund partners (determined contemporaneously with the capital call notice for such investment).

Subject to certain conditions, the European Fund II's general partner may make a call for capital contributions from limited partners on ten business days' prior written notice. The fund's general partner is permitted to exclude a limited partner from participating in an investment if the general partner determines that the participation of the limited partner is reasonably likely to result in a violation of law or have a material adverse effect on a portfolio company, the general partner, the fund or any affiliate of the fund. The general partner is also permitted to allocate certain co-investment opportunities in portfolio companies to persons who are not limited partners of the fund.

The European Fund II's limited partnership agreement allows limited partners to reduce their capital commitments for future investments during a specified period of time if, under certain circumstances, certain individuals who are affiliated with KKR cease to devote a substantial amount of their business time to the fund, other KKR-sponsored investments and any KKR business activities in support of the foregoing or upon the death or disability of certain individuals who are affiliated with KKR. A limited partner is not required to make a capital contribution that would be used for the purpose of making an investment that is reasonably likely to be illegal for the partner or an investment that is likely to generate unrelated business taxable income for a tax-exempt limited partner. In connection with our investment in the fund, we will negotiate the right to opt out of an investment or structure an investment through an entity classified as a corporation for U.S. federal tax purposes if such investment could generate income other than qualifying income for purposes of Section 7704 of the U.S. Internal Revenue Code.

Subject to applicable limitations in the limited partnership agreements for the European Fund II and the Millennium Fund, it is expected that, when both the European Fund II and the Millennium Fund participate in an investment in a single portfolio company that is based outside the United States and Canada, 85% of the investment will be made by the European Fund II and 15% of the investment will be made by the Millennium Fund, after taking into account applicable co-investment opportunities that are allocated to others by the general partners of the funds.

Additional Terms

As is common with private equity funds, the general partner of the European Fund II is generally entitled to a carried interest with respect to net realized returns generated by the fund and KKR, as the fund's investment manager, is entitled to a management fee for services provided to the fund. For a further description of the carried interest and management fee that is payable, including the extent to

which amounts paid will be invested in our partnership or credited against management fees payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

In addition, subject to certain limitations, the general partner of the fund and its affiliates, and their respective officers, directors, employees, partners, stockholders, members and agents, generally benefit from indemnification provisions and limitations on liability that are included in the documentation governing the fund, as well as other arrangements that KKR, its affiliates and others have entered into with the fund and its portfolio companies. For a description of these indemnification provisions, limitations and other arrangements, see "Relationships with KKR and Related Party Transactions—Indemnification Arrangements" beginning on page 142.

The 2006 Fund

Following the completion of the global offering, we will make a capital commitment to the 2006 Fund in an amount equal to approximately 40% of the net proceeds from the global offering and related transactions, subject to compliance with our investment policies and procedures. Assuming that we receive $1,487 million of net proceeds from the issuance of our common units in the global offering and related transactions after deducting the managers' commissions and placement fees and estimated fees and expenses, we expect that the amount of this commitment will be approximately $594 million.

The 2006 Fund is currently being formed and its terms have not yet been definitively agreed. The following description is a summary of the expected principal terms of the fund. You should note that these terms are preliminary in nature and are therefore subject to change. You should also note that the final terms of the fund will not be reviewed by our Managing General Partner's board of directors prior to our making a commitment to the fund. The terms of our investment could therefore differ materially from those that are described below.

Overview

KKR is currently forming the 2006 Fund for the purpose of making investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups. The total size of the 2006 Fund has not yet been determined. KKR Associates 2006 L.P., an affiliate of KKR, which is expected to commit an aggregate of $200 million to the fund, is expected to serve as the general partner of the fund. We anticipate that KKR will provide the fund with investment management and other services pursuant to an investment management agreement.

The investment period for the 2006 Fund is expected to commence on the date on which all capital committed to the Millennium Fund has been invested and to remain open until the earliest to occur of the sixth anniversary of the commencement of the investment period, the date on which all unused capital commitments of the limited partners are reduced to zero (and not subject to restoration) and the date on which the investment period is terminated at the election of the general partner or by a vote of limited partners holding interests representing 80% of the fund's aggregate capital commitments. We anticipate that the fund's investments will focus on companies based in the United States and Canada and will be made in accordance with the investment criteria described below under "—Permitted Investment Opportunities." Fund partners, strategic partners and affiliates of KKR, including the investment professionals who will be responsible for managing the fund's portfolio investments, are expected to make direct co-investments in the fund's portfolio companies.

Permitted Investment Opportunities

We expect that the 2006 Fund will be permitted to make investments during the fund's investment period that meet the fund's investment objectives, provided that certain additional criteria are met. These criteria are generally expected to require the fund to make investments that, among other things, do not:

- involve "hostile" transactions;
- consist of investments in funds that provide for the payment of a management fee or a carried interest;
- result in more than 25% of the aggregate capital commitments of the fund partners being invested in securities of issuers that are organized and headquartered and have a majority of their assets or generate a majority of their revenues outside the United States and Canada; or
- involve amounts that would cause the fund to fail to satisfy certain assets diversification requirements, which include a requirement that the fund invest no more than 20% of the aggregate capital commitments of fund partners in a single portfolio company.

We anticipate that the 2006 Fund's general partner will be permitted to make calls for capital contributions from limited partners on ten business days' prior written notice, subject to the satisfaction of certain conditions. We expect that the general partner will be permitted to exclude a limited partner from participating in an investment if the participation of any such limited partner is reasonably likely to result in a violation of law or have a material adverse effect on a portfolio company, the general partner of the fund or any affiliate of the fund. We further anticipate that the general partner will be permitted to allocate certain co-investment opportunities in portfolio companies to persons who are not limited partners of the 2006 Fund.

We expect that the 2006 Fund's limited partnership agreement will permit limited partners to reduce their capital commitments for future investments during a specified period of time if, under certain circumstances, certain individuals who are affiliated with KKR cease to devote a substantial amount of their business time to the 2006 Fund, other KKR-sponsored funds and investments and any KKR business activities in support of the foregoing, or upon the death or disability of certain individuals who are affiliated with KKR. We also anticipate that limited partners will be permitted to avoid making capital contributions that would be used for the purpose of making investments that are reasonably likely to be illegal for them to make or investments that are likely to generate unrelated business taxable income for U.S. tax-exempt limited partners or effectively connected income (other than income that is treated as effectively connected income under Section 897 of the U.S. Internal Revenue Code) for non-U.S. limited partners. When we make our commitment to the 2006 Fund, we will negotiate the right to opt out of an investment or to structure an investment through an entity classified as a corporation for U.S. federal tax purposes, if such investment could generate income other than qualifying income for purposes of Section 7704 of the U.S. Internal Revenue Code.

We anticipate that the 2006 Fund's limited partnership agreement will require fund partners to contribute to the satisfaction, payment and settlement of any obligations or contingent liabilities that are incurred by the fund or a fund partner in connection with the sale, disposition or transfer of securities of a portfolio company, if the 2006 Fund does not have adequate capital therefor. We expect that the amount of any such contributions will be limited to the amount of prior distributions that the partner has received from the fund.

Subject to applicable limitations in the limited partnership agreements for the 2006 Fund and the European Fund II, it is expected that, when both the 2006 Fund and the European Fund II participate in an investment in a single portfolio company that is based outside the United States and Canada, 15% of the investment will be made by the 2006 Fund and 85% of the investment will be made by the

European Fund II, after taking into account applicable co-investment opportunities that are allocated to others by the general partners of the 2006 Fund and the European Fund II, respectively.

Additional Terms

As is common with private equity funds, the general partner of the 2006 Fund is expected to be entitled to a carried interest with respect to returns generated by the fund. In addition, KKR, as the manager of the 2006 Fund, is expected to be entitled to a management fee for services provided to the fund. For a description of the carried interest and management fee that we anticipate will be payable, including the extent to which amounts paid will be invested in our partnership or credited against management fees that will be payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreements with KKR" beginning on page 127.

In addition, we expect that, subject to certain limitations, the general partner of the fund and its affiliates, and their respective officers, directors, employees, partners, stockholders, members and agents, generally benefit from indemnification provisions and limitations on liability that are included in the documentation governing the fund, as well as from other arrangements that KKR, its affiliates and others may enter into with the fund and its portfolio companies. For a description of these indemnification provisions, limitations and other arrangements, see "Relationships with KKR and Related Party Transactions—Indemnification Arrangements" beginning on page 142.

Investments in KKR's Other New Private Equity Funds

Under our services agreement with KKR, KKR has granted us the right to acquire through the Investment Partnership and its subsidiaries a limited partner interest in each new private equity fund that KKR or any of its affiliates raises or sponsors during the term of the agreement, which we believe will provide us with a competitive advantage in locating and securing future investment opportunities that are consistent with our investment objectives. This right is limited to acquiring limited partner interests in KKR's private equity funds and will not entitle us to participate in any other forms of investment. However, we believe that this right will provide us with important opportunities to become involved in KKR's new private equity funds at an early stage of the investment process, which we expect will permit us to share in a greater amount of the value that may be generated by investments made by the funds. When making determinations as to the amount of capital commitments in any new private equity funds that it will allocate to us, KKR will be required to endeavor to act in a fair and equitable manner. We expect that the other terms on which the investment will be made will be consistent with those extended to persons who are not affiliated with KKR.

Potential Investments in KKR's Other Existing Private Equity Funds

We intend to selectively acquire limited partner interests in one or more of KKR's existing private equity funds over time with the objective of diversifying our investment base and increasing the speed with which our capital is deployed in longer term investments. KKR will be responsible for selecting the fund or funds in which we make such investments and for negotiating the terms of the acquisitions, subject to compliance with the supplemental investment policies and procedures that are approved by our Managing General Partner's independent directors.

We expect that our initial acquisitions will be part of a broad offer that is made to a large group of the limited partners of the European Fund II, Millennium Fund, the European Fund, the 1996 Fund or a combination of such funds, beginning in the second half of 2006. The offer may provide for a range of prices with the maximum purchase price being equal to the net asset value of the applicable fund that is allocable to the limited partner interest to be sold or, alternatively, a single price that may be in

an amount up to the net asset value of the applicable fund that is allocable to the limited partner interest to be sold. To the extent that the purchase price exceeds net asset value, our Managing General Partner's independent directors will be required to specifically approve the acquisition. The actual terms and timing of the offer will depend on the supplemental investment policies and procedures that our Managing General Partner's independent directors approve, prevailing market conditions, our liquidity and capital resources, the amount and types of alternative investment opportunities that are available to us at such time, the willingness of limited partners to sell their interests to us and other factors that KKR deems relevant. We cannot predict the extent to which limited partners of the European Fund II, Millennium Fund, the European Fund or the 1996 Fund will be willing to sell any limited partner interests to us.

The Millennium Fund

Overview. The Millennium Fund, which received $6 billion of capital commitments from fund partners, held its first closing in 2002. The documentation governing the fund permits the use of capital contributions for investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups or securities. KKR Associates Millennium L.P. and KKR Associates Millennium (Overseas), Limited Partnership, affiliates of KKR that committed an aggregate of $150 million to the Millennium Fund, serve as the general partners of the fund. KKR is responsible for providing the fund with investment management and other services pursuant to an investment management agreement.

The investment period for the Millennium Fund commenced on December 10, 2002 and will remain open until the earliest of December 9, 2008, the date on which all unused capital commitments of the limited partners are reduced to zero (and not subject to restoration) and the date on which the investment period is terminated at the election of the general partners or by a vote of limited partners holding interests representing 80% of the fund's aggregate capital commitments. Under the limited partnership agreements for the Millennium Fund, each portfolio company that is owned by the fund must be sold or its securities distributed to fund partners within 11 years of the date on which the last portfolio investment is made. As of the date of this offering memorandum, the Millennium Fund had $1.4 billion of unused capital commitments that could be used for the purposes of making future investments.

Fund partners currently do not have any reserve commitments relating to indemnification obligations. However, if the Millennium Fund or any fund partner incurs obligations or contingent liabilities as a result of the agreement of the fund to assume obligations or contingent liabilities in connection with the sale, disposition or transfer of securities of a portfolio company, each fund partner may be required to contribute (in an amount up to but not exceeding the prior distributions of the fund to such partner) to the satisfaction, payment and settlement of any such liability and to indemnify the other fund partners against any such liability.

Portfolio Company Investments. As of March 31, 2006, the Millennium Fund had made investments in 24 portfolio companies in transactions involving a total of $85.2 billion of invested capital, of which $4.6 billion was invested by the fund. The investments made by the Millennium Fund have focused on companies based in the United States and Canada and have been made in accordance with the investment criteria described below under "—New Investment Opportunities." Fund partners, strategic partners and affiliates of KKR, including the investment professionals who have been responsible for managing the fund's portfolio investments, have made direct co-investments in each of the fund's portfolio companies. A number of the Millennium Fund's investments have also been structured as club investments.

The following table presents certain information concerning the Millennium Fund's outstanding portfolio investments as of March 31, 2006. All investments are in the common equity of the portfolio company.

Portfolio Company	Industry	Years Held	Ownership Interest(1) KKR Total	Fund	Stock Exchange Listing(2)
Accellent Inc.	Healthcare	0.4	71%	68%	—
A.T.U. Auto-Teile-Unger Holding AG(3)	Retail	1.6	79	19	—
Avago Technologies(3)(4)	Technology	0.3	38	8	—
AVR Bedrijven N.V(4)	Waste Management	0.1	38	6	
Capmark Financial Group, Inc	Financial Services	0.1	35	34	—
Duales System Deutschland(3)	Waste Management	1.2	90	20	—
FL Selenia SpA(4)	Chemicals	0.3	100	15	—
International Transmission Company	Energy	3.1	52	50	NYSE: ITC
Jazz Pharmaceuticals, Inc.	Healthcare	2.1	45	45	—
KSL Holdings—Hotel del Coronado	Hotel/Leisure	2.3	41	39	—
KSL Holdings—La Costa	Hotel/Leisure	2.4	97	92	—
Legrand SA(3)(5)(6)	Manufacturing	3.3	37	7	Euronext Paris: LR-FR
Masonite International Corporation	Manufacturing	1.0	76	75	—
PanAmSat Corporation	Media/Communications	1.6	26	25	NYSE: PA
Rockwood Holdings, Inc.(3)(5)	Chemicals	1.7	52	6	NYSE: ROC
SBS Broadcasting S.A.(3)(4)	Media/Communications	0.5	39	9	—
Sealy Corporation(7)	Consumer Products	2.0	76	74	NYSE: ZZ
SunGard Data Systems,Inc.	Technology	0.7	13	13	—
Royal Vendex KBB(3)	Retail	1.8	45	12	—
TDC A/S(4)	Media/Communications	0.2	17	3	—
Toys "R" Us, Inc.	Retail	0.7	33	32	—
Visant Corporation	Printing	1.5	45	44	—

(1) The percentages set forth above are based on the percentage of outstanding securities. KKR's total ownership interest in a portfolio company is based on the aggregate amount of equity held by its private equity funds and investment entities that are under the control of the members of its general partner.

(2) "NYSE" denotes the New York Stock Exchange.

(3) The European Fund holds an ownership interest in the portfolio company.

(4) The European Fund II holds an ownership interest in the portfolio company.

(5) The 1996 Fund holds an ownership interest in the portfolio company.

(6) Legrand SA listed its ordinary shares on Euronext Paris on April 7, 2006 in connection with an initial public offering in France. Following such offering, the Millennium Fund's ownership interest was reduced to approximately 29.8%.

(7) Sealy Corp. listed its common stock on the New York Stock Exchange on April 7, 2006 in connection with an initial public offering in the United States. Following such offering, the Millennium Fund's ownership interest was reduced to approximately 51%.

New Investment Opportunities. KKR expects the Millennium Fund to make significant investments in additional portfolio companies during the remainder of its investment period with the objective of generating further returns for fund partners. Under the Millennium Fund's limited partnership agreement, during the remainder of the investment period, the fund may make new investments that meet the fund's investment objectives, provided that certain additional criteria are met. These criteria generally require the fund to make investments that, among other things, do not:

- involve "hostile" transactions;
- consist of investments in funds that provide for the payment of a management fee or a carried interest;
- result in more than 20% of the aggregate capital commitments of fund partners being invested in securities of issuers that are organized and headquartered and have a majority of their assets or generate a majority of their revenues outside the United States and Canada; or
- involve amounts that would cause the fund to fail to satisfy certain asset diversification requirements, which include a requirement that the fund invest no more than 20% of the aggregate capital commitments of fund partners (determined as of the date of such investment by the fund) in a single portfolio company.

Subject to certain conditions, the Millennium Fund's general partners may make a call for capital contributions from limited partners on ten business days' prior written notice. The Millennium Fund's general partners are permitted to exclude a limited partner from participating in an investment if the participation of the limited partner is reasonably likely to result in a violation of law or have a material adverse effect on a portfolio company, the general partners, the fund or any affiliate of the fund. The Millennium Fund's general partners are also permitted to allocate certain co-investment opportunities in portfolio companies to persons who are not limited partners of the fund.

The Millennium Fund's limited partnership agreement allows limited partners to reduce their capital commitments for future investments during a specified period of time if, under certain circumstances, certain individuals who are affiliated with KKR cease to devote a substantial amount of their business time to the fund, other KKR-sponsored investments and any KKR business activities in support of the foregoing or upon the death or disability of certain individuals who are affiliated with KKR. Limited partners are also permitted to avoid making a capital contribution that would be used for the purpose of making an investment that is reasonably likely to be illegal for the partner or an investment that is likely to generate unrelated business taxable income for a tax-exempt limited partner. If we acquire an interest in the fund, we will negotiate the right to opt out of an investment or to structure an investment through an entity classified as a corporation for U.S. federal tax purposes, if such investment could generate income other than qualifying income for purposes of Section 7704 of the U.S. Internal Revenue Code.

Subject to applicable limitations in the limited partnership agreements for the Millennium Fund and the European Fund II, it is expected that, when both the Millennium Fund and the European Fund II participate in an investment in a single portfolio company that is based outside the United States and Canada, 15% of the investment will be made by the Millennium Fund and 85% of the investment will be made by the European Fund II, after taking into account applicable co-investment opportunities that are allocated to others by the general partners of the Millennium Fund and European Fund II, respectively.

Additional Terms. As is common with private equity funds, the general partners of the Millennium Fund are generally entitled to a carried interest with respect to net realized returns

generated by the fund and KKR, as the fund's investment manager, is entitled to a management fee for services provided to the fund. For a further description of the carried interest and management fee that is payable, including the extent to which amounts paid will be invested in our partnership or credited against management fees payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127. In addition, subject to certain limitations, the general partners of the fund and their affiliates, and their respective officers, directors, employees, partners, stockholders, members and agents, generally benefit from indemnification provisions and limitations on liability that are included in the documentation governing the fund, as well as from other arrangements that KKR, its affiliates and others have entered into with the fund and its portfolio companies. For a description of these indemnification provisions, limitations and other arrangements, see "Relationships with KKR and Related Party Transactions—Indemnification Arrangements" beginning on page 142.

The European Fund

Overview. The European Fund, which received $3.1 billion of capital commitments from fund partners, held its first closing in 1999. The documentation governing the fund permits the use of capital contributions for investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups. KKR Associates Europe, Limited Partnership, an affiliate of KKR that committed $100 million to the European Fund, serves as the general partner of the fund. KKR is responsible for providing the fund with investment management and other services pursuant to an investment management agreement.

The investment period for the European Fund ended in November 2005 and all capital commitments from fund partners have been invested. Under the limited partnership agreement for the European Fund, each portfolio company that is owned by the fund must be sold or its securities distributed to fund partners within 12 years of the date on which the last portfolio investment was made. The fund will not reinvest any returns that are generated by its outstanding portfolio investments.

Fund partners currently do not have any reserve commitments relating to indemnification obligations. However, if the fund or any fund partner incurs obligations or contingent liabilities as a result of the agreement of the fund to assume obligations or contingent liabilities in connection with the sale, disposition or transfer of securities of a portfolio company, each fund partner may be required to contribute (in an amount up to but not exceeding the prior distributions of the fund to such partner) to the satisfaction, payment and settlement of any such liability and to indemnify the other fund partners against any such liability.

Portfolio Company Investments. As of March 31, 2006, the European Fund had made investments in 14 portfolio companies in transactions involving a total of $24 billion of invested capital, of which $3.1 billion was invested by the fund. The investments made by the European Fund have focused on companies based in Europe and have been made in amounts that are intended to satisfy asset diversification requirements. Fund partners, strategic partners and affiliates of KKR, including the investment professionals who have been responsible for managing the fund's portfolio investments, have made direct co-investments in each of the fund's portfolio companies. A number of the fund's investments have also been structured as club investments. None of the fund's investments has involved a "hostile" transaction, which is prohibited under the terms of the fund's limited partnership agreement.

The following table presents certain information concerning the European Fund's outstanding portfolio investments as of March 31, 2006. All investments are in the common equity of the portfolio company.

Portfolio Company	Industry	Years Held	Ownership Interest(1) KKR Total	Ownership Interest(1) Fund	Stock Exchange Listing(2)
A.T.U Auto-Teile-Unger Holding AG(3)	Retail	1.6	79%	59%	—
Avago Technologies(3)(4)	Technology	0.3	38	17	—
Broadnet Mediascape Comm AG(5)	Media/Communications	5.7	23	20	NM: MSC
Demag Holding SARL(5)	Manufacturing	3.5	81	60	—
Duales System Deutschland(3)	Waste Management	1.2	90	61	—
Legrand SA(3)(5)(6)	Manufacturing	3.3	37	22	Euronext Paris: LR-FR
Rockwood Holdings, Inc.(3)(5)(3)	Chemicals	1.7	52	18	NYSE: ROC
Royal Vendex KBB(3)	Retail	1.8	45	33	—
SBS Broadcasting S.A.(3)(4)	Media/Communications	0.5	39	28	—
Zumtobel AG(5)	Manufacturing	6.1	50	41	—

(1) The percentages set forth above are based on the percentage of outstanding securities. KKR's total ownership interest in a portfolio company is based on the aggregate amount of equity held by its private equity funds and investment entities that are under the control of the members of its general partner.

(2) "NYSE" denotes the New York Stock Exchange and "NM" denotes the Neuer Market.

(3) The Millennium Fund holds an ownership interest in the portfolio company.

(4) The European Fund II holds an ownership interest in the portfolio company.

(5) The 1996 Fund holds an ownership interest in the portfolio company.

(6) Legrand SA listed its ordinary shares on Euronext Paris on April 7, 2006 in connection with an initial public offering in France. Following such offering, KKR's ownership interest was reduced to approximately 29.8%.

Additional Terms. As is common with private equity funds, the general partner of the European Fund is generally entitled to a carried interest with respect to net realized returns generated by the fund and KKR, as the fund's investment manager, is entitled to a management fee for services provided to the fund. For a further description of the carried interest and management fee that is payable, including the extent to which amounts paid will be invested in our partnership or credited against management fees payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

In addition, subject to certain limitations, the general partner of the fund and its affiliates, and their respective officers, directors, employees, partners, stockholders, members and agents, generally benefit from indemnification provisions and limitations on liability that are included in the

documentation governing the fund, as well as other arrangements that KKR, its affiliates and others have entered into with the fund and its portfolio companies. For a description of these indemnification provisions, limitations and other arrangements, see "Relationships with KKR and Related Party Transactions—Indemnification Arrangements" beginning on page 142.

The 1996 Fund

Overview. The 1996 Fund, which received $6 billion of capital commitments from fund partners, held its first closing in 1997. The documentation governing the fund permits the use of capital contributions for investments in equity, debt and other securities issued in connection with KKR-sponsored management buyouts or build-ups. KKR Associates 1996 L.P. and KKR Associates II (1996), Limited Partnership, affiliates of KKR that committed an aggregate of $125 million to the 1996 Fund, serve as the general partners of the fund. KKR is responsible for providing the fund with investment management and other services pursuant to an investment management agreement.

The investment period for the 1996 Fund ended in December 2002 and all capital commitments from fund partners have been invested. Under the limited partnership agreements for the 1996 Fund, each portfolio company that is owned by the fund must be sold or its securities distributed to fund partners within 12 years of the date on which the last portfolio investment was made. The fund will not reinvest any returns that are generated by its outstanding portfolio investments.

Fund partners currently do not have any reserve commitments relating to indemnification or other obligations. However, if the fund or any fund partner incurs obligations or contingent liabilities as a result of the agreement of the fund to assume obligations or contingent liabilities in connection with the sale, disposition or transfer of securities of a portfolio company, each fund partner may be required to contribute (in an amount up to but not exceeding the prior distributions of the fund to such partner) to the satisfaction, payment and settlement of any such liability.

Portfolio Company Investments. The 1996 Fund has made investments in 34 portfolio companies in transactions involving a total of $28.5 billion of invested capital, of which $6 billion was invested by the fund. The investments made by the fund have focused on companies based in the United States and Canada and have been made in amounts that are intended to satisfy asset diversification requirements. Fund partners, strategic partners and affiliates of KKR, including the investment professionals who have been responsible for managing the fund's portfolio investments, have made direct co-investments in each of the fund's portfolio companies. A number of the fund's investments have also been structured as club investments. None of the fund's investments has involved a "hostile" transaction, which is prohibited under the terms of the fund's limited partnership agreements.

The following table presents certain information concerning the 1996 Fund's outstanding portfolio investments as of March 31, 2006. All investments are in the common equity of the portfolio company.

Portfolio Company	Industry	Years Held	Ownership Interest(1) KKR Total	Ownership Interest(1) Fund	Stock Exchange Listing(2)
Accuride Corporation	Manufacturing	8.2	23%	22%	NYSE: ACW
Alea Group Holdings (Bermuda) Ltd. . . .	Financial Services	8.3	41	39	LSE: ALEA
Alliance Imaging, Inc.	Healthcare	6.4	71	70	NYSE: AIQ
Boyds Collection, Ltd.(3)	Consumer Products	8.0	39	36	—
Bristol West Holdings, Inc.	Financial Services	7.8	39	37	NYSE: BRW
Broadnet Mediascape Comm AG(5)	Media/Communications	5.7	23	3	NM: MSCG
Demag Holding SARL (5)	Manufacturing	3.5	81	21	—
Legrand Holding SA (4)(5)(6)	Manufacturing	3.3	37	8	Euronext Paris: LR-FR
MedCath Corporation	Healthcare	7.7	30	29	Nasdaq: MDTH
NuVox, Inc.	Media/Communications	5.7	18	17	—
PRIMEDIA Inc.	Media/Communications	8.1	61	21	NYSE: PRM
Rockwood Holdings, Inc. (4)(5)	Chemicals	5.4	52	26	NYSE: ROC
Zhone Technologies, Inc.	Technology	6.5	6	6	Nasdaq: ZHNE
Zumtobel AG (5) . . .	Manufacturing	6.1	50	9	—

(1) The percentages set forth above are based on the percentage of outstanding securities. KKR's total ownership interest in a portfolio company is based on the aggregate amount of equity held by its private equity funds and investment entities that are under the control of the members of its general partner.

(2) "NYSE" denotes the New York Stock Exchange; "LSE" denotes the London Stock Exchange; "Nasdaq" denotes the Nasdaq National Market; and "NM" denotes the Neuer Market.

(3) On October 16, 2005, the Boyds Collection, Ltd. and certain of its affiliated companies filed voluntary petitions in the United States Bankruptcy Court for the District of Maryland for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

(4) The Millennium Fund holds an ownership interest in the portfolio company.

(5) The European Fund holds an ownership interest in the portfolio company.

(6) Legrand SA listed its ordinary shares on Euronext Paris on April 7, 2006 in connection with an initial public offering in France. Following such offering, KKR's ownership interest was reduced to approximately 29.8%.

Additional Terms. As is common with private equity funds, the general partners of the 1996 Fund are generally entitled to a carried interest with respect to net realized returns generated by the fund and KKR, as the fund's investment manager, is entitled to a management fee for services provided to the fund. For a further description of the carried interest and management fee that is payable, including the extent to which amounts paid will be invested in our partnership or credited against management fees payable under our services agreement with KKR, see "Relationships with KKR and

Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

In addition, subject to certain limitations, the general partners of the fund and their affiliates, and their respective officers, directors, employees, partners, stockholders, members and agents, generally benefit from indemnification provisions and limitations on liability that are included in the documentation governing the fund, as well as other arrangements that KKR, its affiliates and others have entered into with the fund and its portfolio companies. For a description of these indemnification provisions, limitations and other arrangements, see "Relationships with KKR and Related Party Transactions—Indemnification Arrangements" beginning on page 142.

Co-Investments in Portfolio Companies of KKR's Private Equity Funds

When permitted by the terms of KKR's private equity funds, we expect to have the opportunity to make direct co-investments in portfolio companies when we believe the investments will present opportunities to create long-term value for our unitholders. We believe that co-investments will provide us with an attractive alternative for deploying our capital in private equity investments, particularly where we have not acquired a limited partner interest in the private equity fund sponsoring the investment.

Overview

The limited partnership agreements for KKR's private equity funds typically permit the general partner or general partners of a fund to allocate a portion of the fund's investment in a portfolio company to persons who make investments alongside the fund. Co-investments permit fund partners to increase their exposure to potential changes in a portfolio company's value by making larger investments in portfolio companies than they otherwise would make by virtue of their interest in a private equity fund and thereby increase the rate of return, or the risk of loss, associated with the investment. Co-investments also enable persons who are not partners of a fund to participate in investments that are made by a fund.

Because the investment periods for the 1996 Fund and the European Fund have ended, our opportunities to make co-investments initially will relate to portfolio company investments made by the Millennium Fund, the European Fund II and, when formed, the 2006 Fund.

We anticipate that the general partners of the Millennium Fund and the European Fund II will be permitted to allocate co-investment opportunities to:

- persons whose participation in an investment would, in the opinion of the general partner, facilitate the consummation of the investment or otherwise be beneficial to the investment or the fund, although such co-investments generally may not be allocated to affiliates of KKR, such as our partnership;
- limited partners of the fund when the aggregate investment exceeds $300 million in the case of the Millennium Fund and $250 million in the case of the European Fund II provided that the fund's general partner determines that the co-investment would be in the best interests of the fund, in which case (i) the fund's limited partners have a right to participate in the co-investment opportunity on a pro rata basis according to capital committed until the total amount invested by the fund and such co-investment equals $500 million in the case of the Millennium Fund and $400 million in the case of the European Fund II and (ii) the fund's general partner may allocate additional co-investment opportunities to persons that it selects to the extent that the fund's limited partners do not elect to make such co-investments;
- any person or persons, including affiliates of KKR, to the extent that the aggregate investment exceeds the amount in respect of which limited partners have a right to make such co-investments;

- any person or persons, including affiliates of KKR, to the extent the fund has reached its size or geographic diversification limits; and
- any person or persons with whom the general partner or its affiliates also may invest in an amount up to 5% in the case of the Millennium Fund and 7.5% in the case of the European Fund II of the total investment (reduced by any other co-investments) that could be made by the fund.

The 2006 Fund is currently being formed and its terms have not yet been definitively agreed. The preliminary terms of the 2006 Fund do not impose any limitations on the ability of the general partner to allocate co-investment opportunities to persons that it selects, including affiliates of KKR. You should note that the final terms of the fund could impose such limitations and those limitations could adversely impact our ability to make co-investments alongside the fund. It is also possible that certain investors in the 2006 Fund could negotiate preferential co-investment rights that could limit our opportunities to make co-investments alongside the fund.

Co-Investment in Capmark

On January 16, 2006, an investor group consisting of the Millennium Fund, Five Mile Capital Partners and Goldman Sachs Capital Partners entered into a definitive agreement to acquire a 78% equity interest in GMAC Commercial Holding Corp., which was renamed Capmark Financial Group, Inc., or "Capmark," from General Motors Acceptance Corporation, or "GMAC," for approximately $1.5 billion. The transaction was completed on March 23, 2006, at which time the Millennium Fund acquired an approximately 35% interest in the company in exchange for $707 million of cash. The Millennium Fund also invested $36 million to fund certain fees and expenses associated with the acquisition, resulting in a total cash investment of $743 million. In connection with the transaction, Capmark raised approximately $10.75 billion in new unsecured investment grade debt financing, approximately $8.4 billion of which was funded at closing. The new indebtedness was used to refinance the company's existing indebtedness, the majority of which was comprised of loans from GMAC or loans from third parties that were guaranteed by GMAC. Certain members of Capmark's management also invested in the company in connection with the transaction.

Upon completion of the global offering, we intend to acquire an equity interest of approximately 2.5% in Capmark from the Millennium Fund for $50.6 million in cash, representing the price that the Millennium Fund paid to acquire such interest plus the approximate financing costs incurred by the Millennium Fund to fund such acquisition. The Millennium Fund and all other investment entities that are under the control of the members of KKR's general partner are expected to collectively hold a 35% equity interest in Capmark and will be the company's single largest shareholder at the time of acquisition.

Capmark is one of the leading vertically integrated global real estate finance companies with businesses in origination, lending, global servicing, investments and real estate investment banking. The company operates in the commercial real estate-related debt and equity capital markets and virtually all commercial property sectors in North America, Europe and Asia. With a servicing portfolio of approximately $276 billion as of December 31, 2005, Capmark is one of the industry's leading global loan servicers.

The company's board of directors currently consists of fifteen directors, of which four were appointed by KKR, three were appointed by Five Mile Capital Partners LLC, two were appointed by Goldman Sachs Capital Partners, two were appointed by GMAC and one is the chief executive officer of the company. The remaining three directors are independent.

Additional Terms

The general partner of the Investment Partnership will be entitled to a carried interest with respect to net realized returns generated by our co-investments. The management fee that will be payable

under our services agreement with KKR will be the only management fee that we will pay in connection with co-investments. For a further description of the carried interest, including the extent to which amounts paid will be invested in our partnership and the management fee that is payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Opportunistic Investments

To enhance our long-term value, we intend to gradually invest up to 25% of our adjusted assets in opportunistic investments that KKR identifies from time to time. In the course of KKR's traditional private equity activities, numerous investment opportunities come to its attention, primarily as a result of the significant relationships that KKR has developed with members of its global network or through the deal generation strategies that KKR has implemented. While these opportunities have the potential to generate attractive returns for investors, KKR historically has not pursued many of them because they tend to be inconsistent with the investment mandates of its private equity funds due to such factors as the relatively small size of the investment, the fact that the investment involves a public company or a debt investment or the unwillingness of the investment target to sell control of its business. In addition, investment opportunities may arise in situations where KKR has not been able to consummate a proposed private equity transaction, either because the potential target has decided not to pursue such a transaction or because it has elected to complete an alternative transaction. We expect that our opportunistic investments also will include investments made alongside the KKR Strategic Capital Fund, which is currently being formed by an affiliate of KKR for the purposes of making investments in fixed income securities with a focus on stressed and distressed debt and investment opportunities created by market dislocation events.

When making opportunistic investments, we generally will seek to increase unitholder value by predominately taking long-oriented positions in publicly traded equity securities and debt securities and securities with equity-like features that we believe underestimate the asset quality or credit strength of the issuer. We believe that our opportunistic investments will benefit from the investment approach that KKR has developed for its private equity investments and will offer significant opportunities to create substantial value while allowing us to further diversify our investment portfolio. In the future, we may increase the maximum proportion of our assets that we may use for opportunistic investments with the approval of two-thirds of our Managing General Partner's independent directors.

The general partner of the Investment Partnership, will be entitled to an annual incentive distribution based on the appreciation in the net asset value of our opportunistic and temporary investments after unrecouped losses on opportunistic and temporary investments have been recovered. The management fee that will be payable under our services agreement with KKR will be the only management fee that we will pay in connection with opportunistic investments. For a further description of this incentive distribution right, including the extent to which distributed amounts paid will be invested in our partnership, and the management fee that will be payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Temporary Investments

KKR intends to conduct extensive due diligence with respect to our private equity and opportunistic investments. Suitable investment opportunities may not be immediately available. Given the amount of capital contributions from the global offering and related transactions that will not be immediately invested, it may take a significant amount of time to fully invest our capital. We expect that our excess capital will temporarily be invested in cash, cash equivalents, money market

instruments, government securities, asset-backed securities and other investment grade securities pending investment in private equity and opportunistic investments. While our investment policies and procedures do not impose any fixed requirements relating to the allocation of our excess capital among various types of temporary investments, we expect that, initially, between 30% and 50% of our surplus cash will be invested in government securities, cash, cash equivalents and money market instruments, between 30% and 50% will be invested in highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and up to 25% will be invested in other investment grade securities. These investments are expected to generate returns that are substantially lower than the returns that we anticipate receiving from private equity and opportunistic investments, which we believe will be likely to cause our rates of return and our net asset value to initially be lower than may otherwise be the case. For example, during the last 30 days yields on short-term U.S. treasury bills ranged from 4.4% to 5.0%. Where feasible, we intend to use leverage when making temporary investments in order to seek to improve the returns they generate.

The general partner of the Investment Partnership generally will be entitled to an annual incentive distribution based on the appreciation in the net asset value of our temporary and opportunistic investments after unrecouped losses on temporary and opportunistic investments have been recovered. The management fee that will be payable under our services agreement with KKR will be the only management fee that we will pay in connection with opportunistic investments. For a further description of this incentive distribution right, including the extent to which amounts paid will be invested in our partnership, and the management fee that will be payable under our services agreement with KKR, see "Relationships with KKR and Related Party Transactions—Carried Interests, Incentive Distributions and Our Investment Agreement" beginning on page 137 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Competition

We believe that a number of other entities will compete with us to make the types of investments that we plan to make. With respect to our private equity investments, depending on the investment, we expect to face competition primarily from other private equity funds, strategic buyers and hedge funds. With respect to our opportunistic investments, depending on the investment, we expect to face competition primarily from business development companies, hedge funds, public funds and commercial finance companies. To the extent that KKR Financial Corp. competes with us, we anticipate such competition would primarily relate to either our opportunistic investments or our investments in residential mortgage-backed securities. To the extent that the KKR Strategic Capital Fund completes with us, we anticipate such competition would primarily relate to our opportunistic investments in the form of indebtedness. See "Relationships with KKR and Related Party Transactions—Allocation of Investment Opportunities" beginning on page 136.

Many of these competitors may be substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Several of these competitors have recently raised, or are expected to raise, significant amounts of capital, and may have similar investment objectives, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish a broader network of business relationships. For additional information concerning the competitive risks that we face, see "Risks Factors—Risks Relating to Our Partnership and Our Investment Strategy—We will operate in a highly competitive market for investment opportunities" beginning on page 22.

Regulatory Matters

Authorization from the Guernsey Financial Services Commission

Consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989 has been obtained for the issuance of this offering memorandum and the associated raising of funds. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for our financial soundness or for the correctness of any of the statements made or the opinions expressed with regard to our partnership. We will be subject to the ongoing supervision of the Guernsey Financial Services Commission.

Our Managing General Partner has entered into an administration agreement with Northern Trust International Fund Administration Services (Guernsey) Limited, which we refer to as our "Guernsey administrator," to perform certain administrative functions in relation to certain Guernsey matters affecting our partnership. The annual fees and expenses of our Guernsey administrator are expected to be $25,000. Our Guernsey administrator is required to give written notice forthwith to the Guernsey Financial Services Commission in respect of a proposed material change to our limited partnership agreement or this offering memorandum, a proposed change of our general partner, our Guernsey administrator, our service provider or our independent accountants, a proposed material delegation of any of the duties of our Managing General Partner, our Guernsey administrator or our services provider, any change in the name or the ultimate beneficial ownership of our Managing General Partner, our Guernsey administrator or our services provider, any alteration to our administration agreement, any proposed alteration to our partnership, including our partnership's name and our partnership's investment, borrowing and hedging powers, and any proposal to reconstruct, amalgamate or prematurely terminate the life of our partnership.

We are required to send copies of our annual report and accounts to the Guernsey Financial Services Commission as soon as reasonably practicable after their publication. We are also required to provide certain statistical information to the Guernsey Financial Services Commission on a quarterly basis within 15 days of the end of the applicable quarter.

Netherlands Act on the Supervision of Collective Investment Schemes

Our Managing Partner is subject to the Netherlands Act on the Supervision of Collective Investment Schemes (*Wet toezicht beleggingsinstellingen 2005*) and the special supervisory regime for collective investment schemes established outside the Netherlands that is contained in Circular 05-04 of August 10, 2005 regarding foreign collective investment schemes (*Beleid Buitenlandse Beleggingsinstellingen*) of the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*). Under the Netherlands Act on the Supervision of Collective Investment Schemes, our Managing General Partner will be exempt from the requirement to obtain a license from the Netherlands Authority for the Financial Markets to act as the management company of a collective investment scheme for so long as Guernsey is deemed to have "adequate supervision" of closed-ended funds. By Ministerial Regulation of December 16, 2005 in respect of the accreditation of states as referred to in Article 17c of the Netherlands Act on the Supervision of Collective Investment Schemes, as amended on February 20, 2006, Guernsey was accredited by the Dutch Ministry of Finance (*Ministerie van Financiën*) to have such adequate supervision. Irrespective of the exemption set forth above, our Managing General Partner will remain subject to certain ongoing requirements under the Netherlands Act on the Supervision of Collective Investment Schemes relating to the disclosure of certain information to investors, including the publication of our financial statements.

Authorization from the Luxembourg Commission de Surveillance du Secteur Financier

KKR PEI SICAR, a wholly-owned subsidiary of the Investment Partnership, has been authorized by the Luxembourg *Commission de Surveillance du Secteur Financier*, or the "CSSF," the Luxembourg

supervisory authority, to operate as a risk capital investment company (*société d'investissement en capital à risque*) under the law of June 15, 2004. KKR PEI SICAR will be subject to continuous supervision by the CSSF, which will have responsibility for ensuring that KKR PEI SICAR and its executives comply with the applicable legal and contractual provisions. The authorization granted by the CSSF is under no circumstance to be deemed in any way whatsoever as a positive assessment made by the CSSF of the quality of any securities issued by KKR PEI SICAR.

Employees

Neither we nor our Managing General Partner currently employs any of the individuals who carry out the day-to-day management and operations of our partnership. The chief financial officer of our Managing General Partner and the investment and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries and their services are provided to us or for our benefit under our services agreement with KKR. As of the date of this offering memorandum, KKR's general partner had 24 members and KKR and its subsidiaries employed 5 managing directors, 6 directors and 38 principals and associates who dedicated all of their business time to carrying out KKR's activities, including providing services to third parties, such as our partnership, under various investment management, monitoring and services agreements. We refer to these individuals as KKR's investment professionals. None of these individuals, including our Managing General Partner's chief financial officer, is required to be dedicated full-time to our business.

In the future, we expect to hire a limited number of finance, accounting, administrative and support personnel who will be dedicated full-time to our business and operations. We will be required to pay the salaries, benefits and other remuneration of such personnel.

Intellectual Property

We, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership, as licensees, will enter into a licensing agreement with KKR prior to the completion of the global offering pursuant to which KKR will grant each of us a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee will have the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees will have a legal right to the "KKR" name. This license agreement may be terminated in the circumstances described under "Relationship with KKR and Related Party Transactions—Licensing Agreement."

Properties

Our registered address and the registered address of our Managing General Partner is Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. The telephone number at that location is (+44) 1481 745001. Pursuant to our services agreement with KKR, KKR is responsible for providing our partnership, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership, with certain investment management, operational and financial services. These services are provided by investment professionals who are generally based in New York. The address and telephone number of KKR's office in New York are included under "Management of KKR and Our Services Agreement—Additional Information" beginning on page 127. We and our Managing General Partner believe that these facilities are suitable and adequate for the management and operation of our business. In the future, we may elect to sublease office space from KKR at its offices in New York.

Governmental, Legal and Arbitration Proceedings

Neither we, our Managing General Partner, the Investment Partnership, the Managing Investment Partner nor any of the Investment Partnership's subsidiaries or general partner are currently subject to any material governmental, legal or arbitration proceedings which may have a significant impact on our financial position or profitability.

OUR MANAGEMENT AND CORPORATE GOVERNANCE

As is commonly the case with limited partnerships, our limited partnership agreement provides for the management of our business and affairs by a general partner rather than a board of directors and officers. Our Managing General Partner, a Guernsey limited company that is owned by affiliates of KKR, serves as our general partner and has a board of directors as well as a chief financial officer whose services are provided pursuant to our services agreement with KKR.

Our unitholders are not entitled to participate, directly or indirectly, in our management or operations, to cause our Managing General Partner to withdraw as our general partner, to appoint a new general partner or to vote in the election or removal of our Managing General Partner's directors. In addition, because our Managing General Partner's board of directors may generally take action only with the approval of two-thirds of its directors, and because we expect that more than one-third of its directors will be affiliated with KKR, our Managing General Partner generally will not be able to act on our behalf without the approval of one or more directors who are affiliated with KKR.

Directors and Executive Officer

The following table presents certain information concerning the board of directors of our Managing General Partner and the individual who will serve as our Managing General Partner's chief financial officer upon the closing of the global offering and related transactions.

Name(1)	Age	Position
Henry R. Kravis	62	Co-Chairman
George R. Roberts	62	Co-Chairman
Christopher Hill	52	Independent Director
Heinz-Joachim Neubuerger(2)	53	Independent Director Nominee
Remmert J. Laan(2)	64	Independent Director Nominee
Kendra L. Decious	41	Chief Financial Officer and Secretary

(1) The address of each person named above is c/o KKR Private Equity Investors, L.P., Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands.

(2) Messrs. Neuburger and Laan have agreed to serve on the board of directors with effect from the closing of the global offering.

Set forth below is biographical information for our Managing General Partner's directors and chief financial officer.

Henry R. Kravis. Mr. Kravis is a co-chairman of our Managing General Partner's board of directors. Mr. Kravis co-founded KKR in 1976. During more than 35 years, he has participated in the financings of over 150 businesses in diverse industries. Currently, he participates in all the investment activities of KKR and serves on KKR's Investment, Portfolio Management and Operating Committees. He is also a member of the board of directors of Legrand, PRIMEDIA, Accel-KKR LLC and US Natural Resources, Inc. Prior to founding KKR, Mr. Kravis was a Partner in the Corporate Finance Department of Bear Stearns & Company, where with Messrs. Kohlberg and Roberts, he pioneered the use of leverage in acquisitions. He earned a B.A. from Claremont McKenna College, and an M.B.A. from Columbia Graduate School of Business.

George R. Roberts. Mr. Roberts is a co-chairman of our Managing General Partner's Board of Directors. Mr. Roberts co-founded KKR in 1976. During more than 35 years, he has participated in the financings of over 150 businesses in diverse industries. Currently, he participates in all the investment activities of KKR and serves on KKR's Investment, Portfolio Management and Operating Committees. He is also a member of the board of directors of US Natural Resources, Inc. and Accel-KKR LLC. Prior to founding KKR, Mr. Roberts was in the Corporate Finance Department of Bear Stearns &

Company, where he became a partner at 29 and where with Messrs. Kohlberg and Kravis, he pioneered the use of leverage in acquisitions. He earned a B.A. from Claremont McKenna College, and a J.D. from the University of California (Hastings) Law School.

Christopher Hill. Mr. Hill is an independent director on our Managing General Partner's board of directors. Mr. Hill is an Associate of the Chartered Institute of Bankers and was Managing Director of Guernsey International Fund Managers Limited, or "GIFM," part of the Barings Financial Services Group, from 1996 until the Group was sold to Northern Trust in 2005. During this period, he was also a director of GIFM's subsidiaries in Dublin and Jersey. In his 16 years with GIFM, the company administered funds with a wide range of investment strategies. In all, he has over 30 years' experience in the field of offshore banking and fund administration. He presently serves as a non-executive director of a number of financial institutions and investment funds. Several of the investment funds maintain listings of their shares on the stock exchanges of London, Ireland, Netherlands or the Channel Islands. Mr. Hill is also a past Chairman of the Guernsey Investment Funds Association and a resident of Guernsey.

Heinz-Joachim Neubuerger. Mr. Neubuerger is an independent director nominee to our Managing General Partner's board of directors. Since 1998, Mr. Neubuerger has served as Chief Financial Officer and as a member of the Corporate Executive Committee of Siemens AG, positions from which he will resign effective as of May 1, 2006. Prior to assuming the position of Chief Financial Officer, Mr. Neubuerger was the Head of Corporate Finance. Prior to joining Siemens AG in 1989, Mr. Neuburger was the Head of Corporate Finance at J.P. Morgan, Frankfurt and the Head of Corporate Finance at J.P. Morgan, Tokyo. He had a traineeship in export administration at Coutinho, Caro & Co., Hamburg, Germany and earned an M.B.A. from INSEAD, Fontainebleau France.

Remmert J. Laan. Mr. Laan is an independent director nominee to our Managing General Partner's board of directors. Mr. Laan has been affiliated with Lazard Frères since 1979, where he has spent most of his professional career specializing in international corporate finance and cross border mergers and acquisitions. He has served as chairman of the board of Lazard's Benelux subsidiary in Amsterdam and a senior advisor to the Lazard Group since 2002. Prior to joining Lazard in 1979, Mr. Laan was a general management consultant at Cresap, McCormick and Page, Mr. Laan also previously served as the head of corporate development for Renault. Mr. Laan earned a law degree from Leyden University and an M.B.A. from INSEAD, Fontainebleau France. He is a member of the board of directors of InBev, Patrinvest, a member of the supervisory boards of KLM, Vedior and AON France. He is a trustee of the Insead Foundation.

Kendra L. Decious. Ms. Decious is our Managing General Partner's chief financial officer. Prior to joining our Managing General Partner, Ms. Decious was the Vice President, Controller of Knowledge Learning Corporation from 2005 to 2006. Knowledge Learning acquired KinderCare Learning Centers, Inc. in 2005, at which time, Ms. Decious was the Vice President, Controller for KinderCare and the Chief Financial Officer for KC Distance Learning, Inc. (a subsidiary of KinderCare). Prior to joining KinderCare in 1997, Ms. Decious was the Director, SEC and Financial Reporting of Red Lion Hotels, Inc. from 1996 to 1997. Ms. Decious earned a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara and is a certified public accountant in the United States.

During the preceding five years, none of our Managing General Partner's directors or its chief financial officer has been convicted of any fraudulent offenses, served as an officer or director of any company subject to a bankruptcy proceeding, receivership or liquidation, been the subject of sanctions by a regulatory authority or been disqualified by any court of competent jurisdiction from acting as a member of the administrative, management or supervisory body of any issuer or from participating in the management or conduct of the affairs of any issuer.

Board Structure, Practices and Committees

The structure, practices and committees of our Managing General Partner's board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action, the powers delegated to board committees and the appointment of executive officers, are governed by our Managing General Partner's articles of association. The following is a summary of certain provisions of those articles of association that affect our corporate governance. This summary is qualified in its entirety by reference to all of the provisions of the articles of association. Because this description is only a summary of the articles of association, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the articles of association in their entirety. Copies of the articles of association will be made available to our unitholders as described under "Documents Available for Inspection" beginning on page 223.

Size, Independence and Composition of the Board of Directors

Our Managing General Partner's board of directors, which upon completion of the global offering will have five members, may consist of between two and eleven directors or such other number of directors as may be determined from time to time by a resolution of our Managing General Partner's shareholders. At least a majority of the directors holding office must be independent of our Managing General Partner, KKR and its affiliates, as determined by the full board of directors using the standards for independence established by the New York Stock Exchange. If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner's articles of association prohibit the board of directors from consisting of a majority of directors who are residents of the United Kingdom or a majority of directors who are citizens or residents of the United States.

Election and Removal of Directors

Each member of our Managing General Partner's board of directors is elected annually at a general meeting of shareholders and holds office until the next annual general meeting of shareholders or, if earlier, his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of shareholders or a vote of the directors then in office, provided that the appointment of any new directors would not cause the board of directors to exceed its authorized size and that any new directors satisfy certain eligibility requirements. Those eligibility requirements generally provide, among other things, that:

- a person may not be appointed to the office of independent director unless he or she has been approved by a majority of the independent directors then in office;
- a person may not be appointed to the office of director by the sitting members of the board of directors unless he or she has been recommended by the nominating and governance committee; and
- shareholders may not nominate a person for election to the board of directors unless they comply with certain advance notice requirements.

A director may be removed from office for any reason by a written resolution requesting resignation signed by all other directors then holding office or by a resolution duly passed by our Managing General Partner's shareholders. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, if he or she becomes a resident of the United Kingdom or a citizen or resident of the United States and such residency or citizenship results in a majority of the board of directors being residents of the

United Kingdom or a majority of the board of directors being citizens or residents of the United States or if he or she becomes prohibited by law from acting as a director.

Affiliates of KKR are the sole shareholders of our Managing General Partner and hold a majority of the seats on our Managing General Partner's nominating and corporate governance committee. Our unitholders are not security holders of our Managing General Partner and are not entitled to vote for the election or removal of its directors or with respect to other matters affecting its corporate governance. Due to the foregoing, subject to complying with requirements relating to director independence and citizenship and residency limitations, affiliates of KKR generally will be able to control the composition of our Managing General Partner's board of directors and, as a result, substantially influence our business and affairs. In addition, because we intend to make all of our investments through the Investment Partnership and its subsidiaries, which are affiliates of KKR, KKR will have further ability to influence our investments.

Alternate Directors

A director may, by written notice to our Managing General Partner, appoint any person, including another director, who has been approved by the board of directors and who meets any minimum standards that are required by applicable law, to serve as an alternate director who may attend and vote in such director's place at any meeting of the board of directors at which the director is not personally present and to otherwise perform any duties and functions and exercise any rights that the director could perform or exercise personally. A director who holds the office of independent director may only appoint an alternate director to fill his or her position who is also independent and who has been approved by our Managing General Partner's nominating and corporate governance committee. An alternate director will be automatically removed from office if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, if he or she becomes a resident of the United Kingdom or a citizen or resident of the United States and such residency or citizenship results in a majority of the board of directors being residents of the United Kingdom or a majority of the board of directors being citizens or residents of the United States or if he or she becomes prohibited by law from acting as a director.

Action by the Board of Directors

Our Managing General Partner's board of directors may take action in a duly convened meeting in which a quorum is present or by a written resolution signed by all directors then holding office. When action is to be taken at a meeting of the board of directors, subject to any requirements relating to the special approval by independent directors, the affirmative vote of two-thirds of the directors then holding office is required for any action to be taken other than with respect to the enforcement of any contractual or other rights under our services agreement or investment agreement with KKR. Matters relating to the enforcement of any such rights, if considered at a meeting of the board of directors, may be decided by the vote of a majority of directors then holding office provided that any requirements for independent director approval are satisfied. Under our services agreement, our Managing General Partner's board of directors has delegated to KKR substantial authority for carrying out the day-to-day management and operations of our partnership, including making specific investment decisions. See "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—Affiliates of KKR will be able to control the composition of our Managing General Partner's board of directors and exercise substantial influence over our business and affairs" beginning on page 16 and "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—Our Managing General Partner's board of directors has approved very broad investment policies and procedures and KKR will have substantial discretion when making investment decisions, including with respect to the allocation of opportunities to invest in KKR-sponsored investment funds and to make co-investments alongside such funds" beginning on page 17.

Actions Requiring Special Approval by Independent Directors

In addition to requiring regular approval by our Managing General Partner's board of directors, the following matters require the additional special approval of a majority of our Managing General Partner's independent directors in order for any action to be taken with respect thereto:

- the dissolution of our limited partnership;
- any amendment, restatement, supplementation or other modification of our limited partnership agreement that is not ministerial in nature or that has not been consented to by our unitholders;
- any amendment, restatement, supplementation or other modification of our service agreement with KKR that is not ministerial in nature;
- any amendment, restatement, supplementation or other modification of our investment agreement with KKR that is not ministerial in nature;
- the appointment of a new independent valuation firm to review valuations of our investments which is not, at the time of appointment, carrying out similar procedures for persons in which the Investment Partnership and its subsidiaries have invested;
- any acquisition by us or the Investment Partnership of an outstanding limited partner interest in a KKR-sponsored investment fund; and
- any transaction involving KKR or an affiliate of KKR (other than a subscription of a new limited partner interest in a KKR-sponsored investment fund, the making of a co-investment in a portfolio company of a KKR private equity fund or a funding or a contribution of capital pursuant to a transaction that has previously received special approval).

An increase in the percentage of the assets that we may use to make opportunistic investments above 25% of our adjusted assets and each subsequent increase above that percentage will require the additional special approval of two-thirds of our Managing General Partner's independent directors.

Under our Managing General Partner's articles of association, independent directors may grant approvals for any of the matters described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. Such guidelines, policies or procedures will be required to be established at all times for acquisitions of outstanding limited partner interests in KKR's private equity funds. We expect that, at the time of the completion of the global offering and related transactions, our Managing General Partner's independent directors will approve supplemental investment policies and procedures that will permit acquisitions of outstanding limited partner interests in KKR's private equity funds in the circumstances described under "Business—Our Investment Policies and Procedures—Investments in KKR Affiliates" beginning on page 86.

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with our Managing General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director's interest has been disclosed or the transaction is fair to our Managing General Partner and our partnership at the time it is approved.

Audit Committee

Our Managing General Partner's board of directors will be required to establish and maintain at all times after the closing of the global offering and related transactions an audit committee that operates pursuant to a written charter. The audit committee will be required to consist solely of independent directors and at least one member who is financially literate. We expect that the audit committee will initially consist of Messrs. Neubuerger and Hill and that Mr. Neubuerger will serve as chairman. We consider both Messrs. Neubuerger and Hill to be financially literate.

When formed, the audit committee will be responsible for assisting and advising our Managing General Partner's board of directors with matters relating to:

- our accounting and financial reporting processes;
- the integrity and audits of our financial statements;
- our compliance with legal and regulatory requirements;
- the compliance of the investments selected by KKR with our investment policies and procedures;
- the review of KKR's performance under the services agreement;
- the qualifications, performance and independence of our independent accountants; and
- the qualifications, performance and independence of any third party that provides valuations for our investments.

The audit committee will also be responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls.

Nominating and Corporate Governance Committee

Our Managing General Partner's board of directors will be required to establish and maintain at all times after the closing of the global offering and related transactions a nominating and corporate governance committee that operates pursuant to a written charter. The nominating and corporate governance committee will be required to consist of a majority of directors who are not independent directors. If at any time the nominating and corporate governance committee ceases to consist of a majority of directors who are not independent directors, the board of directors will be required to promptly appoint additional directors to the committee so as to create a majority of directors who are not independent. We expect that the nominating and corporate governance committee will initially consist of Messrs. Kravis, Roberts and Neubuerger and that Messrs. Kravis and Roberts will serve as co-chairmen.

When formed, the nominating and corporate governance committee will be responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors at the annual general meeting of our Managing General Partner's shareholders. The nominating and corporate governance committee will also be responsible for assisting and advising our Managing General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our corporate governance, the corporate governance of our Managing General Partner and the performance of its board of directors and individual directors.

Appointment of Executive Officers

Our Managing General Partner's board of directors is authorized to appoint a chief financial officer, a secretary and such other officers (other than an officer resident in the United Kingdom) from time to time as it deems appropriate. When appointed, officers serve at the discretion of the board of directors. To date, Ms. Decious, who will serve as our Managing General Partner's chief financial officer and secretary, is the only person who has been appointed to serve as an officer. Ms. Decious, who is an employee of KKR, was appointed as an officer pursuant to a resolution of the board of directors passed on April 18, 2006. Ms. Decious is required to devote such of her time to the management and operations of our partnership as KKR reasonably deems necessary and appropriate in light of the level of our activity from time to time.

Appointment of a New Managing General Partner

Our limited partnership agreement generally provides that our Managing General Partner may not transfer its general partner interest in our partnership to a person other than KKR or an affiliate of KKR, unless the holders of a majority of our outstanding common units consent to the transfer. Upon such a transfer, our Managing General Partner may withdraw from our partnership with effect from the date on which the replacement general partner assumes the rights and undertakes the obligations of our Managing General Partner under our limited partnership agreement. Our unitholders do not have the right, however, to cause our Managing General Partner to withdraw from our partnership or to cause an additional general partner to be admitted to our partnership. See "Description of Our Common Units and Our Limited Partnership Agreement" beginning on page 144. The KKR affiliates that own our Managing General Partner, however, may transfer their control over our Managing General Partner to a third party other than KKR or its affiliates without the consent of our unitholders, which has the same substantive effect as if it withdrew or transferred its interest in us directly.

Conflicts of Interest and Fiduciary Duties

Our organizational, ownership and investment structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and KKR and its affiliates, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

- our arrangements and the arrangements of the Investment Partnership and its subsidiaries with KKR and its affiliates were negotiated in the context of an affiliated relationship, which may have resulted in those arrangements containing terms that are less favorable than those which otherwise might have been obtained from unrelated parties;
- KKR will be entitled to a management fee under our services agreement, which will be based on the amount of equity invested in our partnership irrespective of our operating performance and may create an incentive for KKR to make investments and take other actions that increase or maintain the equity value of our partnership over the near-term when other investments or actions may be more favorable;
- under the Investment Partnership's limited partnership agreement and the limited partnership agreements of the private equity funds through which some of our investments will be made, affiliates of KKR will be generally entitled to share in the returns generated by our investments, which could create an incentive for them to assume greater risks when making investment-related decisions than they otherwise would in the absence of such arrangements;
- KKR will have significant discretion with respect to allocation of future opportunities in KKR's private equity funds and co-investments, which could enable KKR to commit us to making such

investments (or exclude us from participating in such investments) under circumstances where such action (or exclusion) is not in our interest;

- KKR and its affiliates will be permitted to pursue other business activities and provide services to third parties that compete directly with the business and activities of our partnership, including through KKR Financial Corp., the KKR Strategic Capital Fund and other non-private equity investments, without providing us with an opportunity to participate, which could result in the allocation of KKR's resources, personnel and investment opportunities to others who compete with us;
- to the extent that we make an opportunistic investment in a loan or debt securities of a company in which a KKR private equity fund holds a controlling equity interest, KKR may have an interest in pursuing a transaction that could enhance the private equity investment but which might involve risks to our opportunistic investment;
- KKR may become aware of inside information concerning investments or potential investment targets, which could limit our ability to make potentially profitable investments or liquidate investments;
- KKR and its affiliates will not owe our partnership or our unitholders any fiduciary duties under our services agreement or investment agreement, which may limit our recourse against them; and
- the liability of KKR and its affiliates is limited under our arrangements with them, and we have agreed to indemnify KKR and its affiliates against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making investment-related decisions than they otherwise would if investments were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

Although our Managing General Partner is accountable, as a fiduciary, to us and our unitholders, and although the Managing Investment Partner is accountable, as a fiduciary, to our partnership, as a limited partner of the Investment Partnership, our limited partnership agreement and the limited partnership agreement of the Investment Partnership contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. We believe it is necessary to modify those duties due to our organizational, ownership and investment structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our Managing General Partner and the Managing Investment Partner to attract and retain experienced and capable directors and personnel and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. These changes are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Managing Investment Partner to take into account the interests of third parties, including KKR and its affiliates, when resolving conflicts of interest. As a result of these modifications, it is possible that conflicts of interest may be resolved in a manner that is not always in the best interests of our partnership or the best interests of our unitholders.

Except as described above and under "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy" beginning on page 11, there are no potential conflicts of interest between any duties owed by our Managing General Partner's directors to our partnership and any other private interests or other duties that they may have.

Compensation

Because we are a newly formed partnership, our Managing General Partner has not previously provided any compensation to its directors. Commencing on the completion of the global offering, our Managing General Partner is expected to pay each of its independent directors $75,000 per year for serving on its board of directors and various board committees. Our Managing General Partner's other directors are not expected to be compensated in connection with their board service.

Our Managing General Partner's chief financial officer and secretary, who is currently its sole officer, will not be employed by or directly compensated by our Managing General Partner for her services. Rather, she will perform her services pursuant to our services agreement with KKR and, as an employee of KKR, will be compensated separately by KKR. While it is expected that KKR will use a portion of the management fee paid under the services agreement to compensate Ms. Decious for services rendered to our Managing General Partner, KKR has informed us that, because Ms. Decious is not required to perform services exclusively for our Managing General Partner, KKR will not be able to segregate and identify the portion of her compensation that relates solely to services provided to our Managing General Partner.

Equity Incentive Plan

We currently do not intend to establish an equity incentive plan. The adoption of such a plan would require the approval of the board of directors of our Managing General Partner.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

Guernsey law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Guernsey to be contrary to public policy or to the extent that Guernsey law prohibits indemnification against personal liability that may be imposed under specific provisions of Guernsey law. Guernsey law also permits a partnership to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under our limited partnership agreement, we are required to indemnify to the fullest extent permitted by law our Managing General Partner, our service provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Investment Partnership, a subsidiary of the Investment Partnership or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to

advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Our Managing General Partner's Articles of Association

Guernsey law permits the articles of association of a limited company, such as our Managing General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Guernsey to be contrary to public policy or to the extent that Guernsey law prohibits indemnification against personal liability that may be imposed under specific provisions of Guernsey law. Guernsey company law also permits a limited company to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under our Managing General Partner's articles of association, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, shareholders and employees, any person who serves on a governing body of the Investment Partnership or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our business, investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner's articles of association, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner's articles of association require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

We and our Managing General Partner intend to obtain an insurance policy prior to the completion of the global offering under which the directors and officers of our Managing General Partner will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under the policy in their respective capacities as directors or officers of our Managing General Partner, including certain liabilities under securities laws.

Employment Agreements

The directors and chief financial officer of our Managing General Partner have not entered into any employment agreements with our Managing General Partner or our partnership and are not entitled to any benefits upon the termination of their respective offices.

Compliance with Guernsey Corporate Governance Requirements

We and our Managing General Partner comply in all material respects with the corporate governance requirements that are applicable to our partnership under Guernsey law.

MANAGEMENT OF THE INVESTMENT PARTNERSHIP

The Managing Investment Partner serves as the general partner of KKR PEI Associates and is responsible for managing its business and affairs. Because KKR PEI Associates is a limited partnership whose business and affairs primarily involve managing the business and affairs of the Investment Partnership, the Managing Investment Partner effectively controls the management and operations of the Investment Partnership and its subsidiaries. The business and affairs of the Managing Investment Partner, including making determinations concerning the direction of the management and operations of the Investment Partnership, are carried out by its board of directors.

Directors

The following table presents certain information concerning the board of directors that the Managing Investment Partner will have in place upon the closing of the global offering.

Name(1)	Age	Position
Perry Golkin	52	Director
Scott C. Nuttall	33	Director
William J. Janetschek	43	Director and Secretary

(1) The address of each person named above is c/o KKR PEI GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands.

Set forth below is biographical information for Mr. William J. Janetschek, who serves as a director and secretary of the Managing Investment Partner. Biographical information for Messrs. Golkin and Nuttall is set forth under "Management of KKR and Our Services Agreement—Members of KKR's General Partner" beginning on page 121.

Willam J. Janetschek. Mr. Janetschek is KKR's chief financial officer. Prior to joining KKR in 1997, he was a tax partner with the New York office of Deloitte & Touche LLP. Mr. Janetschek was with Deloitte & Touche for 13 years. He earned a B.S. from St. John's University and an M.S., Taxation, from Pace University. He is a certified public accountant in the United States.

During the preceding five years, none of the Managing Investment Partner's directors has been convicted of any fraudulent offenses, served as an officer or director of any company subject to a bankruptcy proceeding, receivership or liquidation, been the subject of sanctions by a regulatory authority or been disqualified by any court of competent jurisdiction from acting as a member of the administrative, management or supervisory body of any issuer or from participating in the management or conduct of the affairs of any issuer.

Board Structure, Practices and Committees

The structure, practices and committees of the Managing Investment Partner's board of directors, including matters relating to the size and composition of the board of directors, the election and removal of directors, requirements relating to board action, the powers delegated to board committees and the appointment of executive officers, are governed by its articles of association. The following is a summary of certain provisions of those articles of association that affect the corporate governance of the Investment Partnership and is qualified in its entirety by reference to all of the provisions of the articles of association. Because this description is only a summary of the articles of association, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the articles of association in their entirety. Copies of the articles of association will be made available to our unitholders as described under "Documents Available for Inspection" beginning on page 223.

Size and Composition of the Board of Directors

The Managing Investment Partner's board of directors must consist of at least three members. There is no limit on the maximum number of directors that may be appointed and the board of directors is not required to include any independent directors. There are no residency requirements for directors.

Election and Removal of Directors

The Managing Investment Partner's board of directors was appointed by its shareholders in connection with the company's formation and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the Managing Investment Partner's shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the Managing Investment Partner's shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Alternate Directors

A director may by written notice to the Managing Investment Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director's place at any meeting of the board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally.

Action by the Board of Directors

The Managing Investment Partner's board of directors may take action in a duly convened meeting in which a quorum is present or by a written resolution signed by all directors then holding office. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for board action. Under our services agreement, the Managing Investment Partner's board of directors has delegated to KKR substantial authority for carrying out the day-to-day management and operations of the Managing Investment Partner, the Investment Partnership and the general partner of the Investment Partnership, including authority for making specific investment decisions with respect to the allocation of future opportunities in KKR's private equity funds and co-investments in portfolio companies of KKR's private equity funds, and board members generally will not be required to approve specific investments.

Board Committees

The Managing Investment Partner's board of directors may delegate any of its powers to one or more committees of the board consisting of directors as it determines appropriate. To date, the board of directors has not formed any board committees. Certain matters relating to the Investment Partnership and its subsidiaries, however, will be reviewed and monitored by our Managing General Partner's board committees.

Appointment of Executive Officers

The Managing Investment Partner's board of directors is authorized to appoint one or more managing directors, a secretary and such other officers from time to time as it deems appropriate. When appointed, officers of the Managing Investment Partner serve at the discretion of the board of directors. To date, Mr. Janetschek, who will serve as the Managing Investment Partner's secretary, is

the only person who has been appointed to serve as an officer. Mr. Janetschek was appointed to serve as secretary pursuant to a resolution of the board of directors passed on April 18, 2006.

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Managing Investment Partner is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the contract, transaction or arrangement in which the director has an interest and any contract, transaction or arrangement approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given or by reason of his or her directorship.

Employment Agreements; Compensation

The directors of the Managing Investment Partner have not entered into any employment agreements with the Managing Investment Partner, the Investment Partnership or the general partner of the Investment Partnership and are not entitled to any benefits upon the termination of their respective offices. In addition, the directors of the Managing Investment Partner are not expected to receive any compensation in connection with their service to the Managing Investment Partner.

Conflicts of Interest and Fiduciary Duties

Our organizational, ownership and investment structure involves a number of relationships that may give rise to conflicts of interest between the Investment Partnership, on the one hand, and KKR and its affiliates, on the other hand. Except as described under "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy" beginning on page 11 and "Our Management and Corporate Governance—Board Structure, Practices and Committees—Conflicts of Interest and Fiduciary Duties" beginning on page 114, there are no potential conflicts of interest between any duties owed by the Managing Investment Partner's directors to the Investment Partnership or our partnership and any other private interests or other duties that they may have.

Compliance with Guernsey Corporate Governance Requirements

The Managing Investment Partner, the Investment Partnership and the general partner of the Investment Partnership comply in all material respects with the corporate governance requirements that are applicable to them under the laws of Guernsey.

Additional Information

The Managing Investment Partner is a Guernsey limited company that was formed with a perpetual existence and registered with Her Majesty's Greffier in Guernsey under The Companies (Guernsey) Laws, 1994 to 2001, with registration number 44667 on April 12, 2006. The registered address of the Managing Investment Partner, and the registered address of the Investment Partnership and its general partner, is Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. The telephone number at that location is (+44) 1481 745001.

MANAGEMENT OF KKR AND OUR SERVICES AGREEMENT

We, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership have entered into a services agreement with KKR pursuant to which KKR will carry out the day-to-day management and operations of our respective businesses. The services that KKR will render will be provided primarily by members of KKR's general partner, other KKR investment professionals and KKR's investment and portfolio management committees.

Members of KKR's General Partner

As is commonly the case with limited partnerships, the management of KKR's business and affairs is carried out by a general partner rather than a board of directors. KKR & Co. L.L.C., a Delaware limited liability company, serves as the general partner of KKR and is responsible for managing its business and affairs. The management of KKR & Co. L.L.C. is currently carried out by 24 members. The following table presents certain information concerning those individuals.

Name	Age	Years at KKR	Office Location	Committee Membership
Henry R. Kravis	62	30	New York	Investment Committee; Portfolio Management Committee; Operating Committee
George R. Roberts	62	30	Menlo Park	Investment Committee; Portfolio Management Committee; Operating Committee
Paul E. Raether	59	26	New York	Portfolio Management Committee
Michael W. Michelson	54	25	Menlo Park	Investment Committee; Operating Committee
James H. Greene, Jr.	55	20	Menlo Park	—
Perry Golkin	52	20	New York	Portfolio Management Committee; Operating Committee
Johannes P. Huth	45	7	London	Investment Committee; Operating Committee
Todd A. Fisher	40	13	London	Investment Committee; Operating Committee
Alexander Navab	40	13	New York	Investment Committee; Operating Committee
Jacques Garaïalde	49	3	London	—
Marc S. Lipschultz	37	11	New York	—
Reinhard Gorenflos	44	4	London	Portfolio Management Committee
Michael M. Calbert	43	6	Menlo Park	Portfolio Management Committee
Scott C. Nuttall	33	9	New York	—
Joseph Y. Bae	34	9	Hong Kong	—
Brian F. Carroll	34	9	New York	—
Adam H. Clammer	35	9	Menlo Park	—
Frederick M. Goltz	35	10	Menlo Park	—
Oliver Haarmann	38	7	London	—
Michael E. Marks	55	*	Menlo Park	—
Dominic P. Murphy	38	1	London	—
John L. Pfeffer	37	5	London	—
John K. Saer, Jr.	49	5	New York	Portfolio Management Committee
Clive Hollick	60	1	London	—

* Less than one year.

Set forth below is biographical information for the members of KKR & Co. L.L.C. other than Messrs. Kravis and Roberts, who serve as co-chairman of our Managing General Partner's board of

directors. Biographical information for Messrs. Kravis and Roberts is set forth under "Our Management and Corporate Governance—Directors and Executive Officer" beginning on page 108.

Paul E. Raether. Mr. Raether has been with KKR for 26 years and during that time has been actively involved with numerous portfolio companies. He played a significant role in the development of Beatrice Companies, Bruno's Inc., Cole National Corporation, Duracell, Flagstar Companies, Fleet Bank, IDEX Corporation, KSL Recreation, Masonite, PT Components, Randall's Food Markets, RJR Nabisco, Seaman Furniture, Shoppers Drug Mart, Stop & Shop Companies, Storer Communications, Inc., Walter Industries and Wometco Enterprises. Currently, he is on the board of directors of KSL Recreation and Masonite. He is a member of KKR's Industrial industry team and a member of KKR's Portfolio Management Committee. He started his professional career in the Corporate Finance Department of Reynolds Securities. Prior to joining KKR, he was a Vice President in the Corporate Finance Department of Blyth Eastman Dillon & Company. He obtained a B.A. from Trinity College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Michael W. Michelson. Mr. Michelson has been with KKR for 25 years and during that time has been directly involved with numerous portfolio companies. He played a significant role in the development of Accellent, Alliance Imaging, Amphenol, AutoZone, Beatrice Companies, Dillingham, Golden West, Jazz Pharmaceuticals, KinderCare Learning Centers, Lily Tulip, M & T, Malone & Hyde, Fred Meyer, Owens-Illinois and Union Texas Petroleum. He currently serves on the board of directors of Accellent, Alliance Imaging and Jazz Pharmaceuticals. He heads KKR's Health Care industry team. Mr. Michelson is also a member of KKR's Investment Committee and chairs KKR's Operating Committee. Mr. Michelson began his professional career with the law firm of Latham & Watkins in Los Angeles, where he was involved in a broad corporate practice while specializing in management buyouts. He has an A.B., Cum Laude, from Harvard College and a J.D., Cum Laude, from Harvard Law School.

James H. Greene, Jr. Mr. Greene has been with KKR for 20 years and during that time has been directly involved with numerous portfolio companies. He played a significant role in the development of Accuride, Avago Technologies, Intermedia Communications, Neway Anchorlok, NuVox (NewSouth Communications), Owens-Illinois, Randall's Food Markets, RELTEC, RJR Nabisco, Safeway, Shoppers Drug Mart, Stop & Shop Companies, SunGard Data Systems, Tenovis and Zhone Technologies. Currently he is on the board of directors of Accuride, Alliance Imaging, Avago Technologies, Nuvox, SunGard Data Systems and Zhone Technologies. He is a member of KKR's Technology industry team. Prior to joining KKR, Mr. Greene had 14 years of banking experience as a Vice President of Bankers Trust Company in Los Angeles where he was involved in large corporate lending, management buyout financings and other merger and acquisition transactions, including KKR transactions. He has a B.S. from the University of Pennsylvania.

Perry Golkin. Mr. Golkin has been with KKR for 20 years and during that time has been directly involved with numerous portfolio companies. He played a significant role in the development of Alea Group Holdings, American Re-Insurance, Bristol West Holdings, Canadian General, First Interstate, Fleet/Bank of New England, PRIMEDIA, Rockwood/Dynamit Nobel, Walter Industries and Willis Group. Currently, he is on the board of directors of Alea Group Holdings, Bristol West Holdings, PRIMEDIA, Rockwood Holdings and Willis Group. He is a member of KKR's Financial Services industry team. Mr. Golkin is also a member of KKR's Portfolio Management and Operating Committees. He also plays a key role in managing KKR's investor relationships, as well as in raising new funds for KKR. Prior to joining KKR, Mr. Golkin started his professional career with Price Waterhouse & Co., became a certified public accountant in the United States and taught accounting at the University of Pennsylvania Wharton School. Later, he was with the law firm of Simpson Thacher & Bartlett in New York, where he was involved in a broad range of corporate financings including

mergers, acquisitions and management buyouts. He has a B.S, Summa Cum Laude, from the University of Pennsylvania, an M.S. from The Wharton School and a J.D. from the University of Pennsylvania Law School.

Johannes P. Huth. Mr. Huth has been with KKR for seven years during which he has played a significant role in the development of ATU, Demag, Duales System Deutschland (DSD), MTU Aero Engines, Selenia, Wincor Nixdorf and Zumtobel. Currently, he is on the board of directors of ATU, Demag, Duales System Deutschland (DSD), MTU Aero Engines, Selenia, SBS Broadcasting, Wincor Nixdorf and Zumtobel. Mr. Huth manages KKR's operations in Europe and is a member of KKR's Investment and Operating Committees. He started his professional career with Salomon Brothers in the Mergers and Acquisitions department in New York and London where he was a Vice President. Following that, he worked with Investcorp in London, where he was a Member of their Management Committee and was jointly responsible for operations in Europe. While at Investcorp, Mr. Huth led a number of transactions in Europe. He holds a BSc. with highest honors from the London School of Economics and an M.B.A. from the University of Chicago.

Todd A. Fisher. Mr. Fisher has been with KKR for 13 years and has been directly involved with many portfolio companies including Accuride, Alea Group Holdings, Bristol West Holdings, Merit Behavioral Care, Rockwood/Dynamit Nobel, Vendex KBB and Willis Group. He is on the board of directors of Alea Group Holdings, Bristol West Holdings, Duales System Deutschland (DSD), Rockwood Holdings and Vendex KBB. He heads the Chemical and Financial Services industry teams in Europe and is a member of KKR's Investment and Operating Committees. Mr. Fisher played a key role in the establishment of KKR's European presence as a co-founder of the London office in 1999. Prior to joining KKR, Mr. Fisher was with Goldman, Sachs & Co. in its Corporate Finance Department, where he was primarily involved in Latin American transactions. From 1987 to 1989, he worked for Drexel Burnham Lambert where he was involved in a broad range of corporate financings and merger and acquisition work. He holds a B.A., Magna Cum Laude, from Brown University; an M.A., International Affairs with Distinction, from Johns Hopkins University, and an M.B.A., with Distinction, Palmer Scholar, Wharton School, University of Pennsylvania.

Alexander Navab. Mr. Navab has been with KKR for 13 years and during that time has been directly involved with many portfolio companies. He played a significant role in the development of Borden, Intermedia Communications, KSL Recreation, Neway Anchorlok, Newsquest Media, NuVox (NewSouth Communications), PanAmSat, RELTEC, Tenovis, Visant, Yellow Pages Group, World Color Press and Zhone Technologies. He is currently on the board of directors of PanAmSat and Visant. He heads KKR's Media and Communications industry team. Mr. Navab also serves on KKR's Investment and Operating Committees. Prior to joining KKR, Mr. Navab was with James D. Wolfensohn Incorporated where he was involved in mergers and acquisitions as well as corporate finance advisory work. From 1987 to 1989, he was with Goldman, Sachs & Co. where he worked in the Global Finance Department. He received a B.A., Honors, Phi Beta Kappa, from Columbia College; and an M.B.A., with High Distinction, Baker Scholar, Wolfe Award, from the Harvard Business School.

Jacques Garaïalde. Mr. Garaïalde has been with KKR for three years and during that time has been directly involved with the investment in Legrand as well as several other companies. He heads KKR's Technology industry team in Europe. Currently, he is on the board of directors of Legrand. Prior to joining KKR, Mr. Garaïalde was a Managing Director and Partner at The Carlyle Group, in charge of the Europe Venture Partners fund. From 1982 to 2000, he worked at The Boston Consulting Group on strategic and operational assignments for European corporations. At BCG, he served as Managing Partner in charge of Belgium (1992-1995), then in charge of France and Belgium (1995-2000). From 1979 to 1981, he was an analyst at Esso France. He holds an M.Sc. from Ecole Polytechnique, Paris and an M.B.A. from INSEAD, Fontainebleau France.

Marc S. Lipschultz. Mr. Lipschultz has been with KKR for 11 years and during that time has played a leading role in Amphenol, The Boyds Collection, DPL, International Transmission Company, Nexstar Financial and Texas Genco. He is one of the heads of KKR's Energy and Natural Resources industry team and leads the firm's efforts in the power sector. Currently, he is on the board of directors of The Boyds Collection and Accel-KKR Company. Prior to joining KKR, Mr. Lipschultz was with Goldman, Sachs & Co., where he was involved in a broad array of mergers and acquisitions as well as the firm's principal investment activities. He received an A.B., Honors and Distinction, Phi Beta Kappa, from Stanford University and an M.B.A. with High Distinction, Baker Scholar, from Harvard Business School.

Reinhard Gorenflos. Mr. Gorenflos has been with KKR for four years and during that time has been directly involved with a number of European portfolio companies. He heads KKR's European Utility & Transport industry team. Currently he is on the board of directors of AVR Bedrijven N.V., Demag, Duales System Deutschland (DSD), Selenia, and Zumbotel. He is a member of KKR's Portfolio Management Committee. Mr. Gorenflos started his career as a management consultant with LEK, held various management positions in the service industry and was Chief Financial Officer of ARAL, the leading gas station operator in Central Europe. He holds a degree in Economics from Freiburg University, Germany and an M.P.A. from Harvard University's Kennedy School of Government.

Michael M. Calbert. Mr. Calbert has been with KKR for six years and during that time has been directly involved with several portfolio companies and participated in another two investments. He heads KKR's Retail industry team. Mr. Calbert is currently on the board of directors of Toys "R" Us. He is a member of KKR's Portfolio Management Committee. Mr. Calbert joined Randall's Food Markets as the Chief Financial Officer in 1994, ultimately taking the company through a transaction with KKR in June 1997. He left Randall's Food Markets after the company was sold in September 1999 and joined KKR. Mr. Calbert started his professional career as a consultant with Arthur Andersen Worldwide, where his primary focus was on the retail/consumer industry. He holds a B.S. from Stephen F. Austin University and an M.B.A. from the University of Houston. He is a Certified Public Accountant.

Scott C. Nuttall. Mr. Nuttall has been with KKR for nine years. He has played a significant role in the investments in Alea Group Holdings, Amphenol, Bristol West Holdings, Capmark Financial Group, Inc., KinderCare Learning Centers, Masonite International, Walter Industries and Willis Group. Mr. Nuttall heads KKR's Financial Services industry team. He is currently a member of the board of the directors of Alea Group Holdings, Bristol West Holdings, Capmark Financial Group, Inc., KKR Financial Corporation, Masonite International and Willis Group. Prior to joining KKR, he was with The Blackstone Group where he was involved in numerous merchant banking and merger and acquisition transactions. He received a B.S., Summa Cum Laude, from the University of Pennsylvania.

Joseph Y. Bae. Mr. Bae has been with KKR for nine years and is the head of KKR Asia. During his tenure with KKR he has played a significant role in the investments in Borden, The Boyds Collection, Elmers, Inc., PanAmSat, PRIMEDIA, Regal Cinemas, Shoppers Drug Mart, Visant, World Color Press and Yellow Pages Group. Currently, he is on the board of directors of PanAmSat. Mr. Bae, who had been located in the New York office, moved to Hong Kong in late 2005 to establish KKR's first Asian office. Prior to KKR, Mr. Bae was with Goldman, Sachs & Co. in its Principal Investment area, where he was involved in a broad range of merchant banking transactions. He has a B.A., Magna Cum Laude, from Harvard College.

Brian F. Carroll. Mr. Carroll has been with KKR for nine years and during that time has been involved with many portfolio companies. Transactions in which Mr. Carroll has been actively involved include Borden, Evenflo, Merit Behavioral Care, Randall's Food Markets, Rockwood/Dynamit Nobel, Sealy Corporation, Spalding and Wincor Nixdorf. He is currently a member of the board of directors of

Rockwood Holdings and Sealy Corporation. He heads KKR's Consumer Products and Chemical industry teams. Prior to joining KKR, Mr. Carroll was with Donaldson, Lufkin & Jenrette where he worked on a broad range of high yield financing, corporate finance and merchant banking transactions. He has a B.S., B.A.S., Magna Cum Laude, from the University of Pennsylvania and an M.B.A. from Stanford University.

Adam H. Clammer. Mr. Clammer has been with KKR for nine years and during that time has been actively involved with many portfolio companies including Avago Technologies, Borden, Intermedia Communications, Jazz Pharmaceuticals, MedCath, NuVox (NewSouth Communications), RELTEC, SunGard Data Systems and Zhone Technologies. Currently, he is on the board of directors of Avago Technologies, Jazz Pharmaceuticals, MedCath and Zhone Technologies and is a member of the Operating Committee of SunGard Data Systems. He is also a member of KKR's Technology industry team. Prior to joining KKR, Mr. Clammer was with Morgan Stanley & Co. in Hong Kong and New York in the Mergers and Acquisitions department. He received a B.S. from the University of California and an M.B.A., with High Distinction, from Harvard Business School.

Frederick M. Goltz. Mr. Goltz has been with KKR for 10 years. He is actively involved with Accuride and Texas Genco, and a board member of Accuride. Mr. Goltz is one of the heads of KKR's Energy and Natural Resources industry team and leads the firm's efforts in the natural resource sector. Prior to joining KKR, he was with Furman Selz Incorporated in its Corporate Finance Department. He received a B.A., B.S., Magna Cum Laude, from the University of Pennsylvania; and an M.B.A. from INSEAD, Fontainebleau, France.

Oliver Haarmann. Mr. Haarmann has been with KKR for seven years. He has been directly involved in the investments in ATU, Broadnet, Demag, TDC, Tenovis and Wincor Nixdorf. He serves on the board of directors of ATU and TDC. He heads KKR's Communications industry team in Europe and plays a role in managing KKR's investor relationships. Prior to joining KKR, Mr. Haarmann was a Principal of private equity funds affiliated with Dillon Read & Co. He started his career in corporate finance at Bankers Trust Co. and Lazard Frères. He holds a B.A. from Brown University and an M.B.A. from Harvard Business School.

Michael E. Marks. Mr. Marks joined KKR in 2006. He is a member of KKR's Technology industry team. Prior to joining KKR, Mr. Marks was Chief Executive Officer of Flextronics, a leading electronics manufacturing services provider, from January 1994 to December 2005, and he remains Chairman of the Board. He has been a Director of Flextronics since December 1991. Prior to joining Flextronics, Mr. Marks was President and Chief Executive Officer of Metcal, Inc., a precision heating instrument company. He received a B.A. and an M.A. from Oberlin College and an M.B.A. from Harvard Business School.

Dominic P. Murphy. Mr. Murphy has been with KKR for over a year. He has been actively involved in SBS Broadcasting where he is a member of the board of directors. He heads KKR's Health Care and Consumer Products industry teams in Europe. Mr. Murphy was formerly a Partner at Cinven, a large UK-based private equity firm. While at Cinven he was responsible for various realized and unrealized investments, as well as part of the team responsible for raising Cinven Fund III. From 1994 - 1996, Mr. Murphy was an Investment Manager with 3i, working on numerous transactions from start-ups and growth capital to buyouts. He received a B.A. (Hons) from Liverpool University.

John L. Pfeffer. Mr. Pfeffer has been with KKR for six years and heads KKR's Retail industry team in Europe. In addition, he is active in covering investment opportunities in the Spanish market and in the hotel and leisure sector. He has been involved in many portfolio companies and is currently on the board of directors of Toys "R" Us and Vendex KBB. Prior to KKR, Mr. Pfeffer was Chief Executive Officer of Groupe Allium S.A., the largest computer reseller and service provider to corporations and government in France, Italy and Spain. Prior to that, he was with McKinsey & Co. in

Paris and Brussels where he specialized in operational turnarounds. He has a B.A., with Distinction, Summa Cum Laude, from Duke University and an M.B.A., F.C. Austin Scholar, from the Kellogg Graduate School of Management, Northwestern University.

John K. Saer, Jr. Mr. Saer has been with KKR for five years during which he has been actively involved in Borden, KSL Recreation, KSL Holdings and SunGard Data Systems. He is a member of the board of directors of KSL Holdings and he also serves on KKR's Portfolio Management Committee. Mr. Saer heads KKR's Industrial industry team. Prior to joining KKR, Mr. Saer was the Chief Financial Officer of KSL Recreation Corporation, a portfolio company organized in 1992 as a management build-up. He joined KSL Recreation in 1993, initially serving as Vice President of Business Development and Acquisitions. He also has extensive experience in management turnarounds, loan restructurings and portfolio workouts. He received an A.B., Cum Laude, with Distinction in Economics (Rufus Choate Scholar), from Dartmouth College; and an M.B.A. from Stanford University.

Clive Hollick. Lord Hollick has been with KKR for one year during which he has been involved in the investment in SBS Broadcasting, and was appointed Chairman following the acquisition in October 2005. He heads the Media industry team in Europe. Prior to joining KKR, Lord Hollick was CEO of United Business Media, an international publishing, information, broadcasting and market research group. He began his career as an investment banker with Hambros and then built up a global money and securities broking business subsequently becoming ICAP plc. He was a director of Logica, Havas and BAE Systems and is currently senior director at Diageo plc, a director of Honeywell Inc. and Chairman of the South Bank Centre, Europe's largest arts centre. He founded the IPPR think-tank in 1986 and became a member of the House of Lords in 1991. He holds a B.A. from Nottingham University.

KKR's Investment Committee

KKR's investment committee reviews and is responsible for approving all investments presented to KKR, monitors due diligence practices and provides advice in connection with the structuring, negotiation and pricing of investments. Under our services agreement with KKR, the investment committee will perform substantially identical functions in connection with the investments that we make and will assist our Managing General Partner in periodically reviewing our investment policies and procedures. We expect that members of the investment committee will meet from time to time with our Managing General Partner's board of directors and, if requested, with our audit committee in connection with the board's monitoring of compliance with our investment policies and procedures.

The investment committee is currently comprised of six committee members, including two of KKR's founders. The investment committee is also independently advised by Dean Nelson, the founder of Capstone Consulting and a former member of the Boston Consulting Group. The investment committee, which generally meets twice per week at scheduled times and otherwise as often as required in connection with KKR's regular business, will meet on behalf of our partnership and the other service recipients as frequently as it deems necessary and appropriate in light of the level of our activities from time to time.

KKR's Portfolio Management Committee

KKR's portfolio management committee is responsible for working with KKR's investment professionals from the date on which an investment is made until the time the investment is exited in order to ensure that strategic and operational objectives are accomplished and that the performance of the investment is closely monitored. The portfolio management committee reviews the "100-day plans" that are prepared by KKR's investment teams which set forth the strategy and plans for a portfolio company's operational issues immediately following its acquisition. If a portfolio company is acquired, investment teams appear before the portfolio management committee to present the progress that has been made and to outline goals for the remainder of the year. Thereafter, the committee is provided monthly financial updates, detailed quarterly reports and an annual analysis of the portfolio company's ability to produce attractive compounded rates of returns over a three-year period.

The portfolio management committee currently consists of seven members of KKR's general partner. The portfolio management committee is also advised by Edwin Artzt (former chairman and chief executive officer of Procter & Gamble), George M.C. Fisher (former chairman, president and chief executive officer of Eastman Kodak Company and former chairman and chief executive officer of Motorola), Joe W. Forehand (chairman and former chief executive officer of Accenture), R.C. (Clint) Johnstone, Jr. (former chief financial officer of Bechtel) and General John M. Keane, Ret. (former Vice Chief of Staff of the United States Army). The portfolio management committee meets monthly at scheduled times and otherwise as often as required in connection with KKR's business.

KKR's Operating Committee

KKR's operating committee is responsible for the general day-to-day management and operations of KKR. The operating committee monitors the ongoing activities of KKR and is responsible for setting the agenda for internal KKR meetings. The objective of the operating committee is to provide additional resources for the ongoing general management of KKR and to ensure that KKR's priorities are executed in a timely and effective manner.

The operating committee currently consists of seven members of KKR's general partner: Henry R. Kravis, George R. Roberts, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher and Alexander Navab. Mr. Michelson currently serves as the chairman of the operating committee. The operating committee generally meets twice per month at scheduled times and otherwise as often as required in connection with KKR's business.

Additional Information

From its inception in 1976 until May 7, 1987, KKR operated as a general partnership. On May 7, 1987, KKR was reconstituted as a Delaware limited partnership with a perpetual existence and registered with the Delaware Secretary of State under the name "Kohlberg Kravis Roberts & Co. L.P." KKR & Co. L.L.C., a Delaware limited liability company, serves as the general partner of KKR and is responsible for managing its business and affairs. KKR and its general partner, KKR & Co. L.L.C., maintain their principal place of business in New York, New York. The address of their office in New York is 9 West 57th Street, New York, New York 10019. The telephone number at that location is (+1) (212) 750-8300.

Our Services Agreement with KKR

The following is a summary of certain provisions of our services agreement with KKR and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the services agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the services agreement in its entirety. Copies of the service agreement will be made available to our unitholders as described under "Documents Available for Inspection" beginning on page 223.

Appointment of Service Provider

Under our services agreement with KKR, we, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership, as the service recipients, have appointed KKR, as the service provider, to assist us in managing our respective assets and day-to-day operations and KKR has agreed to use its commercially reasonable efforts to perform the services provided for under the agreement. In its capacity as the service provider, KKR will perform those functions and have such authority as may be delegated to it by our Managing General Partner and the governing bodies of the other service recipients, and its activities will be subject to the supervision of each such body.

Services Rendered

KKR's responsibilities under the services agreement include, among other things, the following:

- serving as a consultant with respect to the periodic review of our investment policies and procedures and monitoring the compliance of our investments, borrowings and other activities with our investment policies and procedures;
- investigating, analyzing and selecting investment opportunities, acquiring and disposing of our investments and monitoring the performance of our investments;
- advising our partnership and the other service recipients as to capital structures and capital raising;
- conducting negotiations with sellers and purchasers and their agents, representatives and advisors;
- negotiating on behalf of our partnership and the other service recipients in connection with the acquisition and disposal of investments;
- coordinating and managing operations of any joint venture to which a service recipient is a party and conducting all matters with any joint venturers;
- administering the day-to-day operations of our partnership and the other service recipients and performing and supervising the performance of such other administrative functions as may be further agreed upon in the management of our partnership and of the other service recipients, including the collection of amounts due to the service recipients, the payment of debts and obligations and maintenance of appropriate systems to perform such administrative functions;
- communicating on behalf of our partnership and the other service recipients with the holders of securities issued by them as may be necessary to satisfy the requirements of any regulatory body and to maintain effective relations with any such security holders;
- counseling our partnership and the other service recipients regarding the maintenance of an exemption from the registration requirements of the U.S. Investment Company Act and related rules and monitoring compliance with the requirements for maintaining such an exemption;
- counseling our partnership and the other service recipients with respect to maintaining their treatment as partnerships and disregarded entities for U.S. federal tax purposes and monitoring compliance with the requirements for maintaining such tax treatments;
- investing and reinvesting any moneys and securities held by our partnership and the other service recipients in accordance with our investment policies and procedures;
- assisting our partnership and the other service recipients in the retention of qualified accountants and legal counsel, as applicable, and in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting;
- assisting our partnership and the other service recipients in obtaining and maintaining any appropriate qualifications to do business in applicable jurisdictions and any appropriate licenses;
- assisting our partnership and the other service recipients in complying with applicable regulatory requirements;
- taking all actions that are necessary to enable our partnership and the other service recipients to make required tax filings and reports;
- handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) arising out of our or their day-to-day operations;

- using commercially reasonable efforts to cause any fees, costs or expenses incurred by or on behalf of our partnership and the other services recipients to be commercially reasonable or commercially customary;
- performing such other services as may be required from time to time for management and other activities relating to the assets and operations of our partnership and the other service recipients as the board of directors of our Managing General Partner and the governing bodies of the other service recipients may reasonably request under the particular circumstances; and
- using commercially reasonable efforts to cause our partnership and the other service recipients to comply with applicable laws.

Under the services agreement, KKR is required to utilize the services of its Investment Committee and such other persons as it deems necessary or appropriate to carry out the services to be provided under the agreement. In the case of our Managing General Partner, such personnel include Ms. Kendra L. Decious, who serves as its chief financial officer pursuant to a resolution of our Managing General Partner's board of directors. Our Managing General Partner's board of directors only has a right to appoint or approve an individual who will serve as an officer. All personnel and support staff that are provided by KKR under the services agreement are required to devote such of their time to the management and operations of our partnership and the other service recipients as KKR reasonably deems necessary and appropriate in light of the level of our activity from time to time. Personnel and staff provided by KKR are not required, however, to have as their primary responsibility the management and operations of our partnership.

Right to Participate in KKR's Private Equity Funds and Outside Activities

Our services agreement with KKR does not prohibit KKR or its affiliates from engaging in outside businesses or rendering services to other persons, including raising, advising or sponsoring other investment funds, companies and vehicles, even if the businesses engaged in or the services rendered compete with the business of our partnership or the respective businesses of the other service recipients, provided that those activities will not, in KKR's judgment, substantially and adversely affect the performance of its obligations under the services agreement.

Under the services agreement, however, KKR has granted us the right to acquire through the Investment Partnership and its subsidiaries limited partner interests in any new private equity fund that KKR or any of its affiliates raises or sponsors during the term of the agreement. This right is limited to acquiring limited partner interests in KKR's private equity funds and will not entitle us to participate in any other forms of investment. The amount of our investment in any new private equity fund will be determined by KKR in its sole discretion, although it will be required to endeavor to act in a fair and equitable manner when making its determination. We expect that the other terms on which the investment will be made will be consistent with those extended to persons who are not affiliated with KKR.

Management Fee

In exchange for the services rendered under the services agreement, we and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined for any quarterly period as the sum of the net proceeds in cash or otherwise from each issuance of limited partner interests in our partnership, after deducting any underwriting discounts and commissions and other expenses and costs relating to the issuance, plus our cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period

and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that we pay for any repurchase of limited partner interests in our partnership.

The foregoing calculation of our "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP, as well as (ii) any non-cash items jointly agreed to by our Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the closing of the global offering, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the global offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the closing of the global offering when the definition of our equity will not take into account temporary investments, we anticipate that our equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee that is payable under our services agreement in respect of any quarterly period will be reduced by an amount equal to the sum of any cash that we and the other service recipients, as limited partners of KKR investment funds, pay KKR or its affiliates during such period in respect of management fees of such funds (or capital that we contribute to KKR's investment funds for such purposes), regardless of whether such management fees are received in the form of a management fee or otherwise, and management fees, if any, that we may pay third parties during such period in connection with our investments. We are not permitted to invest in funds managed by third parties unless KKR's investment committee approves each investment made by the fund, except that, with respect to temporary investments only, the Investment Committee will be permitted to appoint a third party manager to make such temporary investments pursuant to specified guidelines established by the Investment Committee.

In addition, until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds," the management fee that is payable under our services agreement in respect of the quarterly period ending on the last day of each taxable year will be subject to further reduction by the lower of (i) the aggregate amount of "allocable fund distributions" made to KKR's affiliates during such taxable year and (ii) (x) 5% of the gross income (other than income that qualifies as capital gains) earned by or allocated to our partnership for U.S. federal income tax purposes during such taxable year minus (y) any gross income earned by or allocated to our partnership for U.S. federal income tax purposes during such taxable year that is not "qualifying income" as defined in Section 7704(d) of the U.S. Internal Revenue Code.

For purposes of the preceding paragraph, an "allocable fund distribution" will mean each cash distribution that is made by one of KKR's investment funds pursuant to a carried interest in one of the fund's portfolio company investments multiplied by a fraction, the numerator of which is the notional amount of capital that we or another person from whom we acquired our limited partner interest contributed to the fund in connection with the investment and the denominator of which is the notional amount of capital contributed by all of limited partners to the fund in connection with the investment. If the allocable fund distribution relates to a limited partner interest that we acquired from another person following the date on which the capital was contributed to the fund for the investment, the amount of the allocable fund distribution will be calculated such that the allocable fund distribution will be deemed to relate solely to the appreciation in the value of the portfolio company investment occurring from and after the date of our acquisition of the limited partner interest. In no event will the management fee be reduced as described in this paragraph in the event that KKR determines in good faith that such a reduction would jeopardize our classification as a partnership for U.S. federal income tax purposes.

To the extent that the amount of reductions to the management fee in a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement in future periods. In addition, to the extent that the amount of the management fee reduction is limited pursuant to clause (ii) above, our "profits" will be deemed to include only those amounts to which the management fee reduction relates. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period to below zero. In addition, the management fee that is payable under our services agreement will not be subject to reduction based on any other fees that KKR or its affiliates receive in connection with our investments, including any transaction or monitoring fees that are paid by a portfolio company of a KKR private equity fund or that are paid in connection with any of our opportunistic investments.

The service recipients are required to use commercially reasonable efforts to determine among themselves the portion of the management fee that is payable by each service recipient, although, as noted above, they are each jointly and severally liable for the aggregate management fee.

Reimbursement of Expenses

We and the other service recipients will not be required to reimburse KKR for the non-equity compensation that KKR pays the chief financial officer of the Managing General Partner or the salaries and other remuneration of any other personnel or support staff who are provided by KKR.

We and the other service recipients will, however, jointly and severally be required to pay all fees, costs and expenses incurred in connection with the management and operation of our businesses and to reimburse KKR for any such fees, costs and expenses that are incurred by KKR or its affiliates on our or any other service recipient's behalf. We expect that such fees, costs and expenses will include, among other things, (i) fees, costs or expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any service recipient; (iii) premiums and deductibles due on insurance maintained by or for the benefit of a service recipient; (iv) rent; (v) taxes, licenses and other statutory fees or penalties levied against or in respect of a service recipient; (vi) amounts owed under indemnification, contribution or similar arrangements; (vii) the pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of KKR and its affiliates that are fairly attributable to the management and operation of our businesses; (viii) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to a service recipient and (ix) any other fees, costs and expenses incurred by KKR or any of its affiliates that are reasonably necessary for the performance by KKR of its duties and functions under the services agreement. Unless otherwise agreed in writing by KKR and the service recipients, KKR will not be required to pay any equity compensation granted to any person by a service recipient or pay the salary or other remuneration or expenses of any person that is directly employed by a service recipient.

In addition, we and the other service recipients will jointly and severally be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any investment that is made or that is proposed to be made by one or more service recipients in connection with opportunistic investments. Where the investment or proposed investment involves a joint investment that is made alongside one or more other persons, KKR will be required to allocate such fees, costs and expenses in proportion to the notional amount of investment made (or that would have been made in the case of an unconsummated investment) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to our services agreement.

Termination

Our Managing General Partner, on our behalf and on behalf of itself and the other service recipients, may terminate the services agreement as to all of the service recipients upon 30 days' prior written notice of termination from our Managing General Partner to KKR if any of the following occurs:

- KKR or any of its permitted assignees or subcontractors defaults in the performance or observance of any material term, condition or covenant contained in the agreement and the default continues unremedied for a period of 30 days after written notice of the breach is given to KKR;
- KKR or any of its permitted assignees or subcontractors engages in any act of fraud, misappropriation of funds or embezzlement against our partnership or any other service recipient;
- KKR or any of its permitted assignees or subcontractors is grossly negligent in the performance of its duties under the agreement and we or another service recipient are materially harmed; or
- certain events relating to a bankruptcy or insolvency of KKR.

Our services agreement expressly provides that the agreement may not be terminated by the services recipients due solely to the poor performance or the underperformance of any of our investments provided that KKR renders its services under the agreement in good faith.

A decision by our Managing General Partner to terminate the services agreement would require the approval of a majority of our Managing General Partner's full board of directors. As a result, any such action would require the unanimous approval of independent directors to the extent none of the directors affiliated with KKR agrees with such action. Such approval may be difficult to obtain.

KKR may terminate the services agreement upon 30 days' prior written notice of termination to our partnership and the other service recipients if any service recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement and the default continues unremedied for a period of 30 days after written notice of the breach is given to the service recipient. KKR may also terminate the services agreement at any time if we or any other service recipient becomes regulated as an investment company under the U.S. Investment Company Act and related rules, in which case the termination will be deemed to have occurred immediately prior to the event giving rise to the regulation of our partnership or such other service recipient as an investment company, or upon the occurrence of certain events relating to a bankruptcy or insolvency of our partnership or any other service recipient. See "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—It may be difficult for us to terminate our services agreement with KKR" beginning on page 20.

Indemnification and Limitations on Liability

Under the services agreement, KKR has not assumed and will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action that our Managing General Partner or the Managing Investment Partner take in following or declining to follow its advice or recommendations. We and the other service recipients have also agreed to indemnify KKR and its affiliates, directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the services agreement or the services provided by KKR, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the services agreement, the indemnified persons will not be liable to us or any of the other service recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. As required by the services agreements, KKR carries errors and omissions insurance.

SECURITY OWNERSHIP

Our Common Units

Immediately prior to the completion of the global offering and related transactions, we will have one limited partner that will hold all of our common units. The following table presents certain information with respect to the ownership of our common units by the directors, director nominees and the sole officer of our Managing General Partner, both individually and as a group, immediately prior to and after the completion of the global offering and related transactions, assuming that we issue 62,880,000 common units in the global offering and related transactions.

	Common Units Outstanding(2)			
	Immediately Prior to the Global Offering and Related Transactions		Immediately After the Global Offering and Related Transactions	
Name and Address(1)	Common Units Owned	Percentage	Common Units Owned	Percentage
Henry R. Kravis(3)	40	100%	2,880,000	4.6%
George R. Roberts(3)	40	100	2,880,000	4.6
Heinz-Joachim Neuburger	—	—	—	—
Christopher Hill	—	—	—	—
Remmert Laan	—	—	—	—
Kendra L. Decious	—	—	—	—
All directors and the officer as a group (6 persons)	40	100%	2,880,000	4.6%

(1) The address of each unitholder named above is c/o KKR Private Equity Investors, L.P., Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. Disclosure of the unitholdings specified above is not required by Guernsey law.

(2) Does not include the common units issued to our Managing General Partner that must be used to satisfy the managers' option to purchase additional common units to cover over-allotments or returned to us if not needed for such option. See "The Global Offering—Option to Purchase Additional Common Units" beginning on page 207.

(3) Consists of 2,880,000 common units, in the form of RDUs, held by an investment vehicle of which Messrs. Kravis and Roberts are partners. Messrs. Kravis and Roberts disclaim beneficial ownership of any common units in which they do not have a pecuniary interest.

Our Managing General Partner's Ordinary Shares

Immediately prior to and after the completion of the global offering and related transactions, our Managing General Partner's share capital will consist of 1,100 ordinary shares that will be held by eleven shareholders, the majority of whom are not U.S. residents or U.S. citizens. The following table presents certain information with respect to the ownership of our Managing General Partner's ordinary shares at such times. Each ordinary share is entitled to one vote and is subject to restrictions on

transfer as described under "Ownership, Organizational and Investment Structure—Our Managing General Partner" beginning on page 50.

Name and Address(1)	Ordinary Shares Outstanding Immediately Prior to and After the Global Offering and Related Transactions	
	Ordinary Shares Owned	Percentage
Henry R. Kravis	100	9.1%
George R. Roberts	100	9.1%
Michael W. Michelson	100	9.1%
Perry Golkin	100	9.1%
Johannes P. Huth	100	9.1%
Jacques Guaraïalde	100	9.1%
Reinhard Gorenflos	100	9.1%
Scott C. Nuttall	100	9.1%
Dominic P. Murphy	100	9.1%
Clive Hollick	100	9.1%
Justin Reizes	100	9.1%

(1) The address of each shareholder named above is c/o KKR Guernsey GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. Disclosure of the shareholdings specified above is not required under Guernsey law.

The Managing Investment Partner's Ordinary Shares

Immediately prior to and after the completion of the global offering and related transactions, the Managing Investment Partner's share capital will consist of 1,100 ordinary shares that will be held by eleven shareholders, the majority of whom are not U.S. residents or U.S. citizens. The following table presents certain information with respect to the ownership of the Managing Investment Partner's ordinary shares at such times. Each ordinary share is entitled to one vote.

Name and Address(1)	Ordinary Shares Outstanding Immediately Prior to and After the Global Offering and Related Transactions	
	Ordinary Shares Owned	Percentage
Henry R. Kravis	100	9.1%
George R. Roberts	100	9.1%
Michael W. Michelson	100	9.1%
Perry Golkin	100	9.1%
Johannes P. Huth	100	9.1%
Jacques Guaraïalde	100	9.1%
Reinhard Gorenflos	100	9.1%
Scott C. Nuttall	100	9.1%
Dominic P. Murphy	100	9.1%
Clive Hollick	100	9.1%
Justin Reizes	100	9.1%

(1) The address of each shareholder named above is c/o KKR PEI GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. Disclosure of the shareholdings specified above is not required under Guernsey law.

RELATIONSHIPS WITH KKR AND RELATED PARTY TRANSACTIONS

KKR's Capital Contribution to Our Partnership and the Investment Partnership

In connection with the global offering and related transactions, KKR PEI Holdings L.P., a Cayman Islands limited partnership whose partners consist of KKR's investment professionals and senior advisors, will make a $72 million capital contribution to our partnership in exchange for 2,880,000 common units, in the form of RDUs, which will be issued at the initial offering price. Under an investment agreement that we will enter into prior to the completion of the global offering, affiliates of KKR will make additional capital contributions to our partnership from time to time in the future with 25% of the pre-tax cash distributions, if any, that are made pursuant to the carried interests and incentive distribution rights to which our investments are subject as described under "—Carried Interests, Incentive Distributions and Our Investment Agreement." As unitholders, KKR's affiliates will have the same rights under our limited partnership agreement as our other unitholders.

In addition, in connection with the global offering and related transactions, KKR PEI Associates, L.P., an entity that is owned by KKR's investment professionals, will make a $3 million cash contribution to the Investment Partnership in respect of its general partner interest in the Investment Partnership.

Services Provided under Our Services Agreement with KKR

We, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership have entered into a single services agreement with KKR pursuant to which it will carry out the day-to-day management and operations of our respective businesses. Under the services agreement, KKR will be responsible for, among other things, selecting, acquiring and disposing of investments, carrying out financing, cash management and risk management activities, providing investment advisory services, including with respect to our investment policies and procedures, and arranging personnel and support staff to be provided to carry out the management and operation of our respective businesses, including our Managing General Partner's chief financial officer. In exchange for KKR's services, KKR will be entitled to a management fee. For a description of our services agreement, see "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Investments in KKR's Private Equity Funds

Upon the completion of the global offering, we will acquire a limited partner interest in the European Fund II from an affiliate of KKR for $21.9 million in cash, representing $20.7 million in capital contributions that the affiliate has made to the fund in connection with the fund's five existing portfolio company investments plus the portion of the fund's formation costs that were paid by the affiliate when it subscribed for the limited partner interest, the management fees that were paid by the affiliate in its capacity as a limited partner of the fund and the approximate financing costs that the affiliate incurred in connection with the foregoing expenditures. The limited partner interest represents a $100 million capital commitment to the European Fund II, of which $79.3 million remains unfunded.

In addition, following the completion of the global offering, we will make a capital commitment to the 2006 Fund in an amount equal to approximately 40% of the net proceeds we receive from the global offering and related transactions, subject to compliance with our investment policies and procedures. Assuming that we receive $1,487 of net proceeds from the issuance of 62,880,000 of our common units in the global offering and related transactions after deducting the managers' commissions and placement fees and estimated expenses, we expect that the amount of this commitment will be approximately $594 million. In connection with our commitment, we will be required to fund a portion of the 2006 Fund's formation costs.

We intend to selectively acquire additional limited partner interests in one or more of KKR's existing private equity funds over time with the objective of diversifying our investment base and

increasing the speed with which our capital is deployed in longer term investments. KKR will be responsible for selecting the fund or funds in which we make such investments and for negotiating the terms of the acquisitions, subject to compliance with the supplemental investment policies and procedures that are approved by our Managing General Partner's independent directors. We expect that our initial acquisitions will be part of a broad offer that is made to a large group of the limited partners of the European Fund II, the Millennium Fund, the European Fund, the 1996 Fund, or a combination of such funds, beginning in the second half of 2006. The offer may provide for a range of prices with the maximum purchase price being equal to the net asset value of the applicable fund that is allocable to the limited partner interest to be sold or, alternatively, a single price that may be in an amount up to the net asset value of the applicable fund that is allocable to the limited partner interest to be sold. To the extent that the purchase price exceeds net asset value, our Managing General Partner's independent directors will be required to specifically approve the acquisition. See "Business—Our Investment Policies and Procedures—Investments in KKR Affiliates" beginning on page 86 and "Business—Investments in Private Equity Funds—Potential Investments in KKR's Other Existing Private Equity Funds" beginning on page 94.

All of our investments in portfolio companies of KKR's private equity funds will be indirectly held through the Investment Partnership and its subsidiaries.

Investments in Portfolio Companies; Fees Paid by Portfolio Companies

Our investment objectives contemplate that we will make investments in portfolio companies of KKR's private equity funds. Our initial co-investment will consist of an equity interest of approximately 2.5% in Capmark, which we will acquire from the Millennium Fund in exchange for $50.6 million in cash upon completion of the global offering. The purchase price for this interest will be equal to the price that the Millennium Fund paid to acquire such interest plus the approximate financing costs incurred by the Millennium Fund to fund such acquisition.

We intend to make additional co-investments in the portfolio companies of KKR's private equity funds in the future. Affiliates of KKR, including KKR Financial Corp., the KKR Strategic Capital Fund, the members of KKR's general partner and KKR's other investment professionals, may make similar co-investments. Determinations relating to the allocation of co-investment opportunities, including to KKR's affiliates, and the terms of any co-investments will be determined by the general partners of KKR's private equity funds in their sole discretion. Such general partners are affiliates of KKR.

KKR has entered into monitoring agreements with the portfolio companies of its private equity funds and is expected to enter into similar agreements with portfolio companies that its funds may acquire in the future. Under these agreements, KKR is generally entitled to receive periodic monitoring fees for assisting the portfolio companies on an ongoing basis with respect to management, operational and other matters. KKR and its affiliates may also receive transaction fees in connection with portfolio company investments and, in the case of unconsummated investments, potential break-up fees. None of these fees will be credited against the management fee that is payable under our services agreement or will otherwise be reimbursable to us.

All of our investments in portfolio companies of KKR's private equity funds will be indirectly held through the Investment Partnership and its subsidiaries.

Allocation of Investment Opportunities

Under our services agreement, KKR has granted us the right to acquire limited partner interests in each new private equity fund that KKR or any of its affiliates raises or sponsors during the term of the agreement. Our right to participate in new private equity funds is limited to acquisitions of limited partner interests in private equity funds and will not entitle us to participate in other forms of investments. When making determinations as to the amount of the capital commitment that will be

allocated to us, KKR will be required to endeavor to act in a fair and equitable manner. We expect that the other terms on which the investment will be made will be consistent with those extended to persons who are not affiliates of KKR.

Under our limited partnership agreement, the Investment Partnership's limited partnership agreement, our Managing General Partner's articles of association and our services agreement, KKR is generally otherwise free to engage in other businesses and activities that compete with our business, including sponsoring, raising and advising private equity funds, hedge funds and other investment vehicles (including KKR Financial Corp. and the KKR Strategic Capital Fund) and making investments that meet our investment objectives. Under such agreements, KKR is also generally free to provide services to others, including our competitors, without presenting potential investment or business opportunities to our partnership, our unitholders, the Investment Partnership or any subsidiary of the Investment Partnership. Due to the foregoing, we expect to compete from time to time with other affiliates of KKR for access to the benefits that we expect to realize from KKR's involvement in our business. In particular, when allocating opportunities to make fixed income investments, we expect that KKR would give priority to KKR Financial Corp. and the KKR Strategic Capital Fund, in which case the number and size of the fixed income investment opportunities provided to us would be commensurately limited. KKR Financial Corp. and the KKR Strategic Capital Fund are also permitted to make private equity investments, which may result in our competing with these entities for access to those investment opportunities. Finally, if KKR elects in the future to establish a hedge fund that focuses on publicly traded equity securities, it may give priority to such a fund when allocating opportunities to make public equity investments.

Carried Interests, Incentive Distributions and Our Investment Agreement

Carried Interests and Incentive Distributions

General

Except as described below under "—Foregone Carried Interests and Incentive Distributions," each investment that we make will be subject either to one carried interest or to one incentive distribution right, which will generally entitle an affiliate of KKR to receive a portion of the profits generated by the investment. There will not be any duplication of carried interests or incentive distribution rights on a given investment. In particular:

- ***Private Equity Fund Investments.*** The general partner of each KKR private equity fund in which an investment is made will generally be entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments will not be netted across funds and each carried interest will apply only to the results of an individual fund. Gains and losses from non-fund investments similarly will not be netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.
- ***Co-investments.*** The general partner of the Investment Partnership will be entitled to a carried interest that will allocate to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned to us and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments will not be netted against gains and losses from co-investments when computing distributions that are payable in respect of the carried interest.
- ***Opportunistic and Temporary Investments.*** The general partner of the Investment Partnership generally will be entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of our

opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of the global offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the general partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments will not be netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- ***Adjustment for Certain Purchases of Fund Interests.*** To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the general partner of the Investment Partnership in respect of its incentive distribution rights in our opportunistic and temporary investments will be adjusted for the annual accounting period during which the disposition of all remaining assets of such fund occurs as follows. For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (x) the net asset value of the fund that is allocable to such interest as of the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by us since the date of acquisition) and (y) the price at which such interest was acquired. For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (x) the price at which such interest was acquired and (y) net asset value of the fund that is allocable to such interest as of the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by us since the date of acquisition). To the extent that the Investment Partnership disposes of any interest in a KKR fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of this paragraph, the general partner of the Investment Partnership may elect to deem the disposition of all remaining assets of a fund to have occurred by valuing for such purpose all remaining fund assets at zero.

Due to the limited netting described above, affiliates of KKR may be entitled to receive a portion of the returns generated by our investments (in addition to the management fee that will be payable to KKR under our services agreement) even though our investments as a whole do not increase in value or, in fact, decrease in value.

In certain circumstances, upon a liquidation of a KKR private equity fund, the general partner of the fund may be required to return to the fund for distribution to limited partners all or a portion of the distributions that it has received in respect of its carried interest. In such a case, the Investment Partnership or a subsidiary of the Investment Partnership that holds a limited partner interest in the fund would be entitled to receive its proportionate share of any amount recontributed. The co-investments and opportunistic and temporary investments that we intend to make will not be subject to similar refund provisions.

Foregone Carried Interests and Incentive Distributions

Until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds," the general partner of the investment partnership will forego its carried interest in our co-investments and its incentive amounts in our opportunistic and temporary investments. In

addition, until such time, subject to certain limitations, KKR will reduce the management fee that is payable under our services agreement based on the amount of distributions that are made to the general partners of its private equity funds in respect of our fund investments as described under "Management of KKR and Our Services Agreement—Our Services Agreement with KKR—Management Fee" beginning on page 129.

Investment Agreement

Prior to the completion of the global offering, we will enter into an investment agreement with KKR pursuant to which KKR will agree to cause its affiliates to enter into subscription agreements with us pursuant to which they will agree to contribute to us on a quarterly basis an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to them in respect of the carried interests and incentive distribution rights that are described above under "—Carried Interests, Incentive Distributions and Our Investment Agreement—Carried Interests and Incentive Distributions" in exchange for newly issued common units. The amount of distributions that KKR's affiliates will be required to contribute to us will equal the sum of:

- Except as described below, 25% of each carried interest cash distribution that is made by a KKR-sponsored investment fund to the fund's general partner in connection with a portfolio company investment multiplied by a fraction, the numerator of which is the notional amount of capital contributed to the fund by the Investment Partnership and its subsidiaries (or any person from whom the Investment Partnership or one of its subsidiaries acquired its limited partner interest) in connection with the investment and the denominator of which is the aggregate capital contributed to the fund by all limited partners in connection with the investment;
- 25% of each carried interest cash distribution that is made by the Investment Partnership to its general partner in respect of a co-investment that is made by the Investment Partnership or one of its subsidiaries; and
- 25% of each incentive cash distribution that is made by the Investment Partnership to its general partner in respect of opportunistic and temporary investments that are made by the Investment Partnership and its subsidiaries.

In the case of a carried interest cash distribution that is made to the general partner of a KKR-sponsored investment fund in connection with a portfolio company investment, where the Investment Partnership or one of its subsidiaries has acquired a limited partner interest from another person, KKR's investment obligation will apply only to such portion of the cash distribution that relates to the appreciation in the value of the portfolio company occurring after the date on which the limited partner interest was acquired by the Investment Partnership or one of its subsidiaries.

For the purposes of the investment agreement, a cash distribution will be deemed to have been "made" to the general partner of a KKR-sponsored investment fund or the general partner of the Investment Partnership, as applicable, if:

- the general partner could have made the cash distribution to itself but elected, in accordance with the partnership's governing instruments, not to make the cash distribution; and
- the general partner elected, instead of making the cash distribution, to treat the undistributed cash as having been contributed to its capital account as a capital contribution.

Under the investment agreement, affiliates of KKR will be required to make such contributions to us on the last business day of the month immediately following the end of quarter in respect of which the distributions are made. The purchase price for the common units that we will issue pursuant to the investment agreement will be equal to (i) the average of the high and low sales prices of our common units as quoted by the primary securities exchange on which our common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period our common units are not listed or admitted to trading on any securities exchange

or there have not been any sales of our common units on the primary securities exchange on which our common units are then listed or admitted to trading, the fair value of our common units as determined jointly by KKR and our Managing General Partner with the special approval of a majority of our Managing General Partner's independent directors.

Under the investment agreement, KKR will agree to cause each affiliate of KKR who receives common units or RDUs pursuant to the investment agreement to enter into a lock-up agreement with respect to the common units or RDUs so acquired. Pursuant to each lock-up agreement, the affiliate will agree, for a three-year restricted period, not to:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, such common units, RDUs or any securities convertible into or exercisable or exchangeable for such common units or RDUs; or
- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common units or RDUs;

whether any such transaction described above is to be settled by delivery of common units or RDUs or such other securities, in cash or otherwise. The foregoing restrictions may be amended by our Managing General Partner's board of directors.

The investment agreement will terminate automatically, without notice and without liability to our partnership or KKR, upon the termination of our services agreement. Prior to the termination of our services agreement, the investment agreement will be able to be terminated only by an agreement in writing signed by our partnership and KKR.

Management Fees

Our Services Agreement

Under our services agreement, we and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined for any quarterly period as the sum of the net proceeds in cash or otherwise from each issuance of limited partner interests in our partnership, after deducting any underwriting discounts and commissions and other expenses and costs relating to the issuance, plus our cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that we pay for any repurchase of limited partner interests in our partnership.

The foregoing calculation of our "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP, as well as (ii) any non-cash items jointly agreed to by our Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the closing of the global offering, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the global offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the closing of the global offering when the definition of our equity will not take into account temporary investments, we anticipate that our equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee that is payable under our services agreement in respect of any quarterly period will be reduced by an amount equal to the sum of any cash that we and the other service recipients, as limited partners of KKR's investment funds, pay KKR or its affiliates during such period

in respect of management fees of such funds (or capital that we contribute to KKR's investment funds for such purposes), regardless of whether such management fees are received in the form of a management fee or otherwise, and management fees, if any, that we may pay third parties during such period in connection with our investments. We are not permitted to invest in funds managed by third parties unless KKR's investment committee approves each investment made by the fund, except that, with respect to temporary investments only, the Investment Committee shall be permitted to appoint a third party manager to make such temporary investments pursuant to specified guidelines established by the Investment Committee.

In addition, until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds," the management fee that is payable under our services agreement in respect of the quarterly period ending on the last day of each taxable year will be subject to further reduction by the lower of (i) the aggregate amount of "allocable fund distributions" made to KKR's affiliates during such taxable year and (ii) (x) 5% of the gross income (other than income that qualifies as capital gains) earned by or allocated to our partnership for U.S. federal income tax purposes during such taxable year minus (y) any gross income earned by or allocated to our partnership for U.S. federal income tax purposes during such taxable year that is not "qualifying income" as defined in Section 7704(d) of the U.S. Internal Revenue Code.

For purposes of the preceding paragraph, an "allocable fund distribution" will mean each cash distribution that is made by one of KKR's investment funds pursuant to a carried interest in one of the fund's portfolio company investments multiplied by a fraction, the numerator of which is the notional amount of capital that we or another person from whom we acquired our limited partner interest contributed to the fund in connection with the investment and the denominator of which is the notional amount of capital contributed by all of limited partners to the fund in connection with the investment. If the allocable fund distribution relates to a limited partner interest that we acquired from another person following the date on which the capital was contributed to the fund for the investment, the amount of the allocable fund distribution will be calculated such that the allocable fund distribution will be deemed to relate solely to the appreciation in the value of the portfolio company investment occurring from and after the date of our acquisition of the limited partner interest. In no event will the management fee be reduced as described in this paragraph in the event that KKR determines in good faith that such a reduction would jeopardize our classification as a partnership for U.S. federal income tax purposes.

To the extent that the amount of reductions to the management fee in a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement in future periods. In addition, to the extent that the amount of the management fee reduction is limited pursuant to clause (ii) above, our "profits" will be deemed to include only those amounts to which the management fee reduction relates. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period to below zero. In addition, the management fee that is payable under our services agreement will not be subject to reduction based on any other fees that KKR or its affiliates receive in connection with our investments, including any transaction or monitoring fees that are paid by a portfolio company of a KKR private equity fund or that are paid in connection with any of our opportunistic investments.

Investment Management Agreements with KKR's Private Equity Funds

KKR is generally entitled to receive management fees pursuant to investment management agreements that it enters into with the funds. Depending on whether a fund has made an initial investment, limited partners of the fund are required either to pay such fees directly or to contribute capital to the fund for the purposes of funding such fees. Under the documentation governing its

private equity funds, KKR generally may defer receipt of all or any portion of the management fee that is payable under the applicable investment management agreement, in which case the deferred amount will be retained by the fund. Any deferred management fee typically includes an interest factor, which may also be deferred. Under our services agreement, any such fees that are funded by a service recipient, regardless of whether such management fees are deferred or received in the form of management free or otherwise, will be credited against the management fee that is payable under our services agreement. See "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Indemnification Arrangements

Arrangements with Our Partnership, Our Managing General Partner and the Investment Partnership

Subject to certain limitations, KKR, its affiliates and their respective directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner's articles of association, the Investment Partnership's limited partnership agreement, our services agreement and other arrangements with KKR. See "Our Management and Corporate Governance—Indemnification and Limitations on Liability" beginning on page 116 and "Management of KKR and Our Services Agreement—Our Services Agreement with KKR" beginning on page 127.

Arrangements with Private Equity Funds and Portfolio Companies

Each of KKR's existing private equity funds has agreed, and we expect that each additional private equity fund that KKR sponsors will agree, to indemnify KKR and its affiliates to the fullest extent permitted by law against all losses, claims, demands, costs, damages, liabilities, expenses (including any legal fees), judgments, fines, settlements and other amounts arising from any claims, demands, actions, suits or proceedings involving them relating to the activities of the fund, including in connection with the indemnified person acting as a director or holding a similar position of a portfolio company, except to the extent that the indemnified person's conduct involves fraud, willful misconduct, gross negligence or a material breach of the fund's limited partnership agreements or is not undertaken in good faith and in a manner inconsistent with the best interests of the fund. Each fund's limited partnership agreement also limits, or will be expected to limit, the liability of KKR and its affiliates to the fullest extent permitted by law from any loss or liability incurred based on any conduct of such persons that does not involve fraud, willful misconduct, gross negligence or a material breach of such fund's limited partnership agreement and is undertaken in good faith and in a manner consistent with the best interests of the fund. The assets of a fund may be used to satisfy any indemnification obligations and limited partners of the fund may be required to return distributions to satisfy those obligations.

In addition, KKR and its affiliates generally benefit from indemnification arrangements that they or others have entered into with portfolio companies of KKR's existing private equity funds. We expect that similar arrangements will be entered into in connection with future portfolio company investments. The assets of a portfolio company may be used to satisfy any obligations under such indemnification arrangements, which could reduce or eliminate returns generated by the investment.

Licensing Agreement

We, our Managing General Partner, the Investment Partnership, the Managing Investment Partner and the subsidiaries and general partner of the Investment Partnership, as licensees, will enter into a licensing agreement with KKR prior to the completion of the global offering and related transactions pursuant to which KKR will grant to each of us a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee will have the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees will have a legal right to the "KKR" name.

We and the other licensees will be permitted to terminate the licensing agreement upon 30 days' prior written notice if KKR defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to KKR. KKR may terminate the licensing agreement effective immediately upon termination of our services agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

- the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
- the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;
- certain events relating to a bankruptcy or insolvency of the licensee; or
- the licensee ceases to be an affiliate of KKR.

A termination of the licensing agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.

DESCRIPTION OF OUR COMMON UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our common units and our limited partnership agreement and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement, which we have included in Appendix A to this offering memorandum. Because this description is only a summary of the terms of our common units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the limited partnership agreement that is included in Appendix A to this offering memorandum.

Formation and Duration

We are a Guernsey limited partnership that was formed and registered with Her Majesty's Greffier in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, or the "Partnership Act," with registration number 603 on April 18, 2006. Our partnership has a perpetual existence and will continue as a limited partnership unless our partnership is terminated or dissolved in accordance with our limited partnership agreement. Our partnership securities will consist of our common units, which represent limited partner interests in our partnership, and any additional partnership securities representing limited partner interests that we may issue in the future as described below under "—Issuance of Additional Partnership Securities." In this description, references to "holders of our partnership securities" and our "unitholders" are to our limited partners and references to our limited partners include holders of our common units.

The RDUs will be issued pursuant to our restricted deposit agreement with The Bank of New York, as depositary, and will represent ownership interests in our common units and any other securities, cash or property deposited under the agreement. The depositary under our restricted deposit agreement will be considered to be the sole record holder of any common units that are deposited under the restricted deposit agreement and will be the only person that will be permitted to exercise any rights with respect to such common units or to receive reports on behalf of our unitholders. Accordingly, for the purposes of this description, references to holders of our partnership securities and references to our unitholders generally do not include holders of RDUs, although such references do refer to the depositary as the record holder of common units deposited under the restricted deposit agreement. For a description of the rights of holders of RDUs under the restricted deposit agreement, including procedures that RDU holders will be required to follow to cause the depositary to take actions with respect to common units deposited thereunder, see "Description of the Restricted Depositary Units and Our Restricted Deposit Agreement" beginning on page 165.

Nature and Purpose

Under Article 2 of our limited partnership agreement, we are permitted to engage in any business activity that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Partnership Act or our limited partnership agreement and to do anything necessary or appropriate in furtherance of the foregoing. However, our Managing General Partner may not cause our partnership to engage in business activities that it determines would cause our partnership to be treated as a corporation for U.S. federal income tax purposes.

Investment Restrictions

The exercise by our Managing General Partner of any and all powers and authority granted to it are subject to the restrictions set forth in the our limited partnership agreement and must be exercised in a manner that is consistent with the restrictions and limitations established by our Managing General Partner's board of directors, including the limitations set forth in the investment policies and procedures established by our Managing General Partner's board of directors relating to the amount of

opportunistic investments that our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by our partnership may make.

Our Common Units

Our common units represent limited partner interests in our partnership and will be issued in registered form. Holders of common units will not be entitled to the withdrawal or return of capital contributions in respect of our common units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our partnership as described below under "—Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our common units will not have priority over any other holder of our common units, either as to the return of capital contributions or as to profits, losses or distributions. The holders of common units will not be granted any preemptive or other similar right to acquire additional interests in our limited partnership. In addition, the holders of our common units do not have any right to have their common units redeemed by us.

Issuance of Additional Partnership Securities

Our Managing General Partner has broad rights to cause our partnership to issue additional partnership securities and may cause our partnership to issue additional partnership securities (including new classes of partnership securities and options, rights, warrants and appreciation rights relating to such securities) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership securities may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties as may be determined by our Managing General Partner. The issuance of additional partnership securities will require the special approval of a majority of our Managing General Partner's independent directors.

Capital Contributions

When issued, our partnership securities will be fully paid and our limited partners will not be required to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

Assuming that a limited partner does not participate in the control or management of our business or transact the business of, sign or execute documents for or otherwise bind our partnership within the meaning of the Partnership Act and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner's liability under the Partnership Act and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of our business or transacting the business of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Partnership Act, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Partnership Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability

through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Guernsey case law.

In addition, a limited partner who knowingly permits its name or a distinctive part of its name to be used in the name of our partnership will be liable as if he were our general partner to any person who extends credit to our partnership without actual knowledge that the limited partner is not a general partner of our partnership.

Distributions

Under our limited partnership agreement, distributions to limited partners will be made only as determined by our Managing General Partner in its sole discretion. Our Managing General Partner will not be permitted to cause us to make a distribution if we do not have sufficient cash on hand to make the distribution, the distribution would render us insolvent or if, in the opinion of our Managing General Partner, the distribution would leave us with insufficient funds to meet any future contingent obligations.

Any distributions to our common unitholders will be made on a pro rata basis according to their respective percentage interests in our partnership and will be paid only to the record holders of common units as of a record date set for the distribution by our Managing General Partner. The payment of a distribution will constitute full payment and satisfaction of our partnership's liability in respect of such payment, regardless of any claim of any person who may have an interest in such payment by reason of an assignment or otherwise. Under our limited partnership agreement, our Managing General Partner will be entitled to sell at the best price reasonably available any common units that are held by a person who has not claimed a distribution within a period of six years, provided that our partnership has paid at least three distributions during such time. Upon such a sale, the proceeds will be treated as assets of our partnership and the former holder will be deemed to be a creditor with respect to the amount of the net proceeds of the sale. Interest will not be payable in respect of any claim for such net proceeds and our partnership will not be required to account for any money earned thereon.

Our limited partnership agreement does not contain any fixed record dates for the determination of the entitlement to a distribution. The amount of taxes withheld in respect of taxable income or gain allocated to a limited partner will be treated as a distribution to such partner.

Tax Liability

Under our limited partnership agreement, each limited partner severally undertakes to pay to our partnership or our Managing General Partner, as the case may be, any amount which our partnership or our Managing General Partner is required to pay by law in respect of taxes imposed upon our partnership or our Managing General Partner on or before the liquidation of our partnership in respect of income or profits allocated, or distributions made, to such limited partner whether before or after any sale or transfer of any limited partner interest in our partnership. Following any sale or transfer of a limited partner interest or any part thereof by a limited partner, the limited partner will remain liable to our partnership or our Managing General Partner for any taxes on income and gains allocated to it prior to the transfer.

No Management or Control; No Voting Rights

Our limited partners, in their capacities as such, may not take part in the management or control of the business and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Our limited partners are not entitled to vote on matters relating to our partnership, although record holders

of limited partner interests are entitled to certain consent rights as described below under "—Special Consent Rights."

Obligation to Comply with the Limited Partnership Agreement

Our Managing General Partner must comply with all of the terms of our limited partnership agreement and operate our partnership pursuant to the terms of such agreement and may not (and must cause each of its affiliates not to), take any action or enter into any contract or other arrangement, or approve any such action, contract or arrangment, on behalf of our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by our partnership, either directly or indirectly, to the extent such action, contract or arrangement would conflict with, be contrary to or otherwise be prohibited by the terms of our limited partnership agreement.

Special Consent Rights

Under our limited partnership agreement, holders of our partnership securities are entitled to consent to each of the following:

- amendments to our Managing General Partner's articles of association that alter the standards that are used to determine whether a director is an "independent director," requirements relating to the eligibility and qualification of independent directors and the requirement that our Managing General Partner's board of directors consist of at least a majority of independent directors, which may be effected only with the consent of the holders representing not less than a majority of each class of outstanding partnership securities;
- the withdrawal of our Managing General Partner from our partnership (other than pursuant to a permitted transfer of our Managing General Partner's general partner interest as described under "—Withdrawal of Our Managing General Partner"), which may be effected only with the consent of the holders representing not less than a majority of each class of outstanding partnership securities; and
- certain amendments to our limited partnership agreement as described under "—Amendment of our Limited Partnership Agreement," which may be effected only with the consent of the holders of the percentages of our outstanding partnership securities specified below.

Written consents with respect to the foregoing matters may be solicited only by or on behalf of our Managing General Partner. Any such consent solicitation may specify that any written consents must be returned to our partnership within the time period, which may not be less than 20 days, specified by our Managing General Partner.

For purposes of determining holders of partnership securities entitled to provide consents to any action described above, our Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our Managing General Partner to provide such consents. Only those record holders on the record date established by our Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Meetings

Our limited partnership agreement provides that our partnership will hold an annual meeting at which our Managing General Partner will present a report on the investment activities of our partnership. Our limited partners are not permitted to take any action at any such annual meeting. Our Managing General Partner may call special meetings of partners for any other purposes at a time and

place determined by our Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting.

Amendment of Our Limited Partnership Agreement

Amendments that Do Not Require Consent

Our limited partnership agreement provides that our Managing General Partner may, without the consent of any holder of our partnership securities, amend any provision of our limited partnership agreement and execute, deliver and file any documents that may be required to reflect:

- a change in the name of our partnership, the location of the principal place of business of our partnership, the registered agent of our partnership or the registered office of our partnership;
- the admission, substitution, withdrawal or removal of partners in accordance with the terms of our limited partnership agreement;
- a change that our Managing General Partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that our partnership will not be treated as a corporation for U.S. federal income tax purposes;
- a change that our Managing General Partner determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Partnership Act) or facilitate the trading of our partnership securities (including the division of any class or classes of outstanding partnership securities into different classes to facilitate uniformity of tax consequences within such classes of partnership securities) or comply with any rule, regulation, guideline or requirement of a securities exchange on which our partnership securities are listed for trading;
- a change that our Managing General Partner determines is required to effect the intent of the provisions of our limited partnership agreement or is otherwise contemplated by our limited partnership agreement;
- a change in the fiscal year or taxable year of our partnership and any other changes that our Managing General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of our partnership;
- an amendment that is necessary, in the opinion of counsel, to prevent our partnership, or our Managing General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act and related rules, the U.S. Investment Advisers Act of 1940 or the plan asset regulations of the U.S. Department of Labor, regardless of whether such regulations are substantially similar to those currently applied or proposed by the U.S. Department of Labor;
- any amendment expressly permitted in our limited partnership agreement to be made by our Managing General Partner acting alone;
- any amendment that our Managing General Partner determines to be necessary or appropriate to reflect and account for the formation by our partnership of, or investment by our partnership in, any corporation, partnership, joint venture, limited liability company or other person, in connection with the conduct by our partnership of activities described above under "—Nature and Purpose;"
- any amendment that would provide additional rights or benefits to limited partners;

- any amendment that our Managing General Partner determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; and
- any other amendments ministerial in nature and substantially similar to the foregoing.

Amendments that Require the Consent of Independent Directors

Our limited partnership agreement further provides that, without the consent of any holder of our partnership securities, our Managing General Partner may amend any provision of our limited partnership agreement to reflect any amendment that is not described above under "—Amendments that Do Not Require Consent" and which is not material and adverse to limited partners, provided that such amendment receives the special approval of a majority of our Managing General Partner's independent directors. Our Managing General Partner may, without the consent of any such holder of our partnership securities execute, deliver and file any documents that may be required in connection with any such amendment.

Amendments that Require the Consent of Holders of Partnership Securities

Except as provided above, all other amendments to our limited partnership agreement may be made in accordance with the following requirements. Amendments to our limited partnership agreement may be proposed only by our Managing General Partner, who will have no duty or obligation to propose any amendment and may decline to propose any amendment free of any duty or obligation whatsoever to our partnership or any limited partner. A proposed amendment will be effective upon its approval by our Managing General Partner and, where required under our limited partnership agreement or by the Partnership Act, with the consent of the holders representing a majority of each class of outstanding partnership securities, unless a greater or different percentage is required.

No provision of our limited partnership agreement that establishes a percentage of outstanding partnership securities required to take any action may be amended in any respect that would have the effect of reducing such percentage, unless such amendment is consented to by holders of such percentage of outstanding partnership securities. A limited partner's obligations may not be enlarged without such limited partner's consent, unless the enlargement shall be deemed to have occurred as a result of an amendment consented to pursuant to the foregoing provisions. In addition, any amendment that would have a material adverse effect on the rights or preferences of any class of outstanding partnership securities in relation to one or more other classes of outstanding partnership securities must be consented to by the holders representing a majority of the affected class.

Termination and Dissolution

Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if the Partnership, as determined by the Managing General Partner, is required to register any partnership securities under the U.S. Securities Act or as an "investment company" under the U.S. Investment Company Act.

Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless the withdrawal is effected in compliance with the provisions of our limited partnership that are described below under "—Withdrawal of Our Managing General Partner") or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our

partnership or an order to wind up or liquidate our Managing General Partner. Our partnership will be reconstituted and continue without dissolution if within 90 days of the date of dissolution, KKR or its affiliate executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of KKR or such affiliate as general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon dissolution of our partnership, unless our partnership is reconstituted and continued as described above under "—Termination and Dissolution," our Managing General Partner will act, or select one or more persons to act, as a liquidation agent. If our Managing General Partner is acting as a liquidation agent, it will not be entitled to receive any additional compensation for acting in such capacity. A liquidation agent will have and may exercise, without further authorization or consent of any of the parties to our limited partnership agreement, all of the powers conferred upon our Managing General Partner under the terms of the agreement (subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the liquidation agent for and during the period of time required to complete the winding up and liquidation of our partnership.

The liquidation agent will dispose of the assets of our partnership, discharge the liabilities of our partnership and otherwise wind up the affairs of our partnership in such manner and over such period as the liquidation agent determines to be in the best interest of our partners, subject to the Partnership Act and the following:

- ***Disposal of Assets.*** Our partnership assets may be disposed of by public or private sale or by distribution in kind to one or more partners on such terms as the liquidation agent and such partner or partners may agree. If any property is distributed in kind, the partner receiving the property shall be deemed for the purposes of any liquidation distributions to have received cash equal to its fair market value and contemporaneously therewith, appropriate cash distributions must be made to other partners. The liquidation agent may defer liquidation or distribution of our partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of our partnership's assets would be impractical or would cause undue loss to the partners. The liquidation agent may distribute our partnership's assets, in whole or in part, or in kind if it determines that a sale would be impractical or would cause undue loss to the partners.
- ***Discharge of Liabilities.*** The liabilities of our partnership include amounts owed to the liquidation agent as compensation for serving in such capacity and amounts to partners otherwise than in respect of the distribution rights described above under "—Distributions." With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the liquidation agent will either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve must be distributed as additional liquidation proceeds.
- ***Liquidation Distributions.*** All property and all cash in excess of that required to discharge liabilities as provided above shall be distributed to our partners in accordance with their percentage interests in our partnership. Such distribution must be made by the end of the taxable year in which the liquidation of our partnership occurs or, if later, within 90 days after the date of such liquidation.

Upon the completion of the distribution of our partnership's cash and property in connection with the liquidation of our partnership, our certificate of limited partnership and all qualifications of our

partnership as a foreign limited partnership in other jurisdictions will be cancelled and such other actions as may be necessary to terminate our partnership will be taken.

Our Managing General Partner will not be personally liable for, and will not have any obligation to contribute or loan any monies or property to our partnership to enable it to effectuate, the return of the capital contributions of limited partners or any portion thereof. Any such return will be made solely from our partnership assets.

Ownership Limitations; Involuntary Transfers of Limited Partner Interests

Our limited partner interests are subject to ownership limitations that require the holders of our limited partner interests who are within the United States or U.S. persons (as defined in Regulation S of the U.S. Securities Act) to be qualified purchasers (as defined in the U.S. Investment Company Act and related rules). Our limited partnership agreement also prohibits the acquisition of our limited partnership interests with the assets of any Plan (as defined in "Certain ERISA Considerations").

Under our limited partnership agreement, our Managing General Partner may require any U.S. person or any person within the United States who is required under applicable transfer restrictions to be a qualified purchaser, but is not a qualified purchaser at the time it acquires a limited partner interest, whether directly or indirectly, to transfer such limited partner interest immediately to a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, transfer such limited partner interest to a person that is within the United States or that is a U.S. person and who is a qualified purchaser and makes certain representations as our Managing General Partner shall require. Pending such transfer, our Managing General Partner is authorized to suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the partnership and any rights to receive distributions with respect to such limited partner interest. If the obligation to transfer is not met within the time period determined by our Managing General Partner, our Managing General Partner may, in its sole discretion, transfer the limited partner interest to (i) a non-U.S. person in an offshore transaction pursuant to Regulation S or (ii) a person that is in the United States or a U.S. person and who is a qualified purchaser and, if such limited partner interest is sold, our Managing General Partner shall cause the partnership to distribute the net proceeds to such former limited partner.

In addition, our limited partnership agreement provides that any purported acquisition or holding of a limited partner interest with the assets of any Plan (as defined in "Certain ERISA Considerations") will be void and shall have no force and effect. If, notwithstanding the foregoing, a purported acquisition or holding of a limited partner interest is not treated as being void and of no force and effect for any reason, such limited partner interest will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such limited partner interest.

Notwithstanding the foregoing, in the case of any limited partner interests that are listed for trading on a securities exchange, our Managing General Partner will not be permitted to decline to register or recognize any transfer of such limited partner interests if the refusal to register or recognize such transfer would not be permitted by the listing rules of such securities exchange or the regulations of any clearing system through which such securities then trade and settle.

Disclosure of Beneficial Ownership

Under our limited partnership agreement, our Managing General Partner may, by delivering a notice in writing to a limited partner, require the limited partner to disclose to our partnership the identity of any other person known to it who has a beneficial or other interest in the limited partner interest held by the limited partner and the nature of such interest. Any limited partner who provides such information pursuant to a notice delivered by our Managing General Partner will also be required

to notify our Managing General Partner of any change in the information provided. Any information concerning beneficial and other interests in limited partner interests that is provided to our Managing General Partner will be kept in a register maintained by our Managing General Partner on behalf of our partnership.

If a limited partner defaults in its obligation to provide information concerning the beneficial or other interests in the limited partner interest held by the limited partner, our Managing General Partner will be permitted for so long as the default is continuing (i) to suspend any special consent rights, distribution rights and rights to receive notice of and to attend a partnership meeting that are applicable to the limited partner interest and (ii) to prevent the transfer of the limited partner interest other than through the facilities of a securities exchange on which the limited partner interest then trades, pursuant to an offer to acquire all of our outstanding partnership securities or in connection with a transfer of the limited partner interest as a whole to an unrelated party.

Under current Dutch law, our unitholders will not be required to file statements of legal or beneficial ownership with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) upon the admission of our common units to listing on Eurolist by Euronext due to the fact that we were formed as a Guernsey limited partnership. The Dutch Parliament, however, is currently considering legislation that would require our unitholders to notify the Netherlands Authority for the Financial Markets if they hold more than 5% of the capital rights in our partnership at the time such legislation becomes effective or if, as a result of an acquisition or disposal of common units or an issuance or cancellation of our common units, their percentage interest in our partnership's capital exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75%, provided in each case that our common units are admitted to listing on Eurolist by Euronext at such time. As currently proposed, the draft legislation provides for civil and administrative sanctions for a violation of the applicable disclosure requirements. We cannot predict whether such legislation will be enacted or, if it is enacted, whether it will be implemented in its current form.

Merger, Consolidation and Amalgamation of Our Partnership

Our partnership may merge, consolidate, convert or amalgamate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general or limited partnership formed under the laws of such jurisdiction as our Managing General Partner may in its sole discretion determine, pursuant to a written agreement of merger, consolidation, conversion or amalgamation, a scheme of arrangement or otherwise, provided that (i) the transaction receives the special approval of a majority of our Managing General Partner's independent directors and does not violate our limited partnership agreement and (ii) our Managing General Partner has received an opinion of counsel that the transaction will not result in the loss of the limited liability of any limited partner or cause our partnership to be treated as a corporation for U.S. federal income tax purposes.

Any of the transactions described in the preceding paragraph will require the prior consent of our Managing General Partner. Our limited partnership agreement provides that, to the fullest extent permitted by law, our Managing General Partner will not have any duty or obligation to consent to any such transaction and may decline to consent to any such transaction free of any duty or obligation whatsoever to our partnership or any limited partner.

Withdrawal of Our Managing General Partner

Our Managing General Partner may withdraw from our partnership only with the prior written consent of the holders of our outstanding partnership securities and upon the appointment by our Managing General Partner of a replacement general partner who agrees to assume the rights and undertake the obligations of the general partner under our limited partner agreement. The foregoing

restrictions will not be applicable to a transfer, merger, amalgamation or consolidation of our Managing General Partner that is effected in accordance with the provisions of our limited partnership agreement that are described below under "—Transfer of the General Partner Interest."

A withdrawal of our Managing General Partner will be effective only upon the satisfaction of the foregoing conditions and as of such time as the replacement general partner shall exercise all powers of the general partner under our limited partnership agreement. Upon such withdrawal, the former Managing General Partner will be required to deliver to any replacement general partner, or as the replacement general partner shall direct, all partnership assets and copies of all books of account, records, registers, correspondence and documents solely relating to the affairs of, or belonging to, our partnership.

Transfer of the General Partner Interest

Our Managing General Partner may not transfer all or any part of its general partner interest, or merge, consolidate, convert or amalgamate with or into any other person such that our Managing General Partner would no longer be deemed to be the holder of its general partner interest in our partnership, unless:

- such transfer is to KKR or an affiliate of KKR or such merger, consolidation, conversion or amalgamation is with or into KKR or an affiliate of KKR (who is qualified to act as such under The Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended); and
- in each case, the transferee or surviving entity assumes the rights and duties of the general partner under our limited partnership agreement and agrees to be bound by the provisions thereof and our partnership receives an opinion of counsel that such transaction would not result in the loss of the limited liability status of any of our limited partners.

Upon any transfer, merger, consolidation, conversion or amalgamation that is permitted as described above, our original Managing General Partner will cease to be our general partner and the transferee or surviving entity will become our general partner for all purposes of our limited partnership agreement. For the purposes of this description, references to our "Managing General Partner" refer to any replacement general partner who becomes our general partner in accordance with our limited partnership agreement.

Partnership Name

If our Managing General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of our Managing General Partner, we will be required by our limited partnership agreement to change the name of our partnership to a name that does not include "KKR" and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by our Managing General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

Our Managing General Partner, the service provider under our services agreement and their respective affiliates, and the respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties," may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with limited partner interests with the same rights they would have if our Managing General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, the Investment Partnership, any subsidiary of the Investment Partnership, any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our Managing General Partner's articles of association. Without limiting the generality of the foregoing, any interested party or limited partner may enter into any contract, transaction or arrangement with any KKR private equity fund or any portfolio company of a KKR private equity fund to provide advice or services, including with respect to the provision of investment management and investment banking services.

Outside Activities of Our Managing General Partner; Conflicts of Interest

Under our limited partnership agreement, our Managing General Partner will be required to maintain as its sole business the business of acting as the general partner of our partnership and the general partner or managing member, as the case may be, of any other partnership or limited liability company of which our partnership is, directly or indirectly, a partner or member and undertaking activities that are ancillary or related thereto. Our Managing General Partner will not be permitted to engage in any business or activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or managing member as described above or acquiring, owning or disposing of debt or equity securities of the Investment Partnership, a subsidiary of the Investment Partnership or any other holding vehicle established by our partnership.

Our limited partnership agreement provides that each person who is entitled to be indemnified by our partnership, as described below under "—Indemnification; Limitation on Liability" (other than our Managing General Partner), will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in other business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to those of our Managing General Partner, our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by our partnership or (ii) such businesses and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, the Investment Partnership, any subsidiary of the Investment Partnership and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner's fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, the Investment Partnership, any subsidiary of the Investment Partnership, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under "—Indemnification; Limitation on Liability."

Our Managing General Partner and the other indemnified persons described in the preceding paragraph will not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business opportunities to our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other

holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business opportunities to our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by our partnership pursuant to a separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner's independent directors from time to time will be deemed approved by all partners.

Indemnification; Limitation on Liability

Under our limited partnership agreement, we are required to indemnify to the fullest extent permitted by law our Managing General Partner, our service provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Investment Partnership, a subsidiary of the Investment Partnership or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Holding of Assets

Our limited partnership agreement provides that our Managing General Partner shall make appropriate arrangements for the safe custody of our partnership's assets. Such arrangements may involve the holding of documents of title by, and the registration of our partnership's assets in the name of, our Managing General Partner for the account of our partnership. If our Managing General Partner considers it appropriate to appoint a third party to maintain custody over our assets, the appointment may be made by our Managing General Partner on behalf of our partnership on such terms as our Managing General Partner may determine in its sole discretion. Our Managing General Partner may lend assets or documents of title to third parties and may use such assets or documents as security for borrowings permitted under our limited partnership agreement. When our Managing General Partner holds assets of our partnership for the account of our partnership, it does so in a fiduciary capacity under Guernsey law.

Accounts, Reports and Other Information

Under our limited partnership agreement, we will be required to prepare financial statements in accordance with U.S. GAAP on an annual and quarterly basis. Our annual and quarterly financial statements must be delivered together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such

information as our Managing General Partner deems appropriate. Our annual financial statements must be audited by an independent accountant firm of international standing and sent to record holders of our partnership securities within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our quarterly financial statements may be unaudited and will be made available publicly.

Our Managing General Partner will also be required to cause us to prepare and to send to record holders of our limited partner interests on an annual basis, additional tax information regarding our partnership, including Schedule K-1 and information related to the status of a foreign corporate subsidiary as a passive foreign investment company (a "PFIC") and, where reasonably possible, a portfolio company. Our Managing General Partner will also be required to cause us to prepare and send to our non-U.S. limited partners information reasonably required by such limited partners for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. Such additional tax information may not be complete for the purposes of our non-U.S. limited partners.

Except as described above or required pursuant to the Partnership Act, our limited partners do not have a right to inspect or access the books and records of our partnership, the Investment Partnership, any subsidiary of the Investment Partnership or any other vehicle established as a means for holding an investment by our partnership, any KKR private equity fund, any portfolio company of a KKR private equity fund or any other person in which any of the foregoing makes an investment.

Governing Law; Submission to Jurisdiction

Our limited partnership agreement is governed by and will be construed in accordance with the laws of Guernsey. Under our limited partnership agreement, each of our partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any state or federal court of the State of Delaware or any court in Guernsey in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in any state or federal court in the State of Delaware or a court in Guernsey will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.

Transfers of Limited Partner Interests

We will not be required to recognize any transfer of our limited partner interests until certificates, if any, evidencing such limited partner interest are surrendered for registration of transfer. Each person to whom a limited partner interests is transferred (including any nominee holder or an agent or representative acquiring such limited partner interest for the account of another person) will be admitted to our partnership as a limited partner with respect to the limited partner interests so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of a limited partner interest will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a limited partner.

By accepting a limited partner interests for transfer in accordance with our limited partnership agreement, each transferee will:

- be deemed to have executed our limited partnership agreement and become bound by the terms thereof;
- be deemed to have represented that the transferee has the capacity, power and authority to enter into this agreement and shall be deemed to have made the representations relating to transfer restrictions described under "Transfer Restrictions" beginning on page 200;
- granted a power of attorney to our Managing General Partner and any officer thereof to act as such limited partner's agent and attorney-in-fact to execute any subscription agreements and novations of our limited partnership agreement (in such forms and with such terms and conditions as our Managing General Partner or such officer may determine) in connection with the admission of any new limited partners to our partnership; and
- be deemed to make the consents and waivers contained in our limited partnership, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the global offering and related transactions.

The transfer of any limited partner interest and the admission of any new limited partner to our partnership will not constitute any amendment to our limited partnership agreement.

Transfer Agent and Registrar

The Bank of New York has been appointed to act as transfer agent and registrar for the purpose of registering our limited partner interests and transfers of our limited partner interests as provided in our limited partnership agreement. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

DESCRIPTION OF THE INVESTMENT PARTNERSHIP'S LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of the Investment Partnership's limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. You will not be a limited partner of the Investment Partnership and will not have any rights under its limited partnership agreement. We have included a summary of what we believe are the most important provisions of the Investment Partnership's limited partnership agreement because we intend to make all of our investments through the Investment Partnership and its subsidiaries and our rights with respect to our equity holding in the Investment Partnership will be governed by the terms of the Investment Partnership's limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. Copies of the agreement will be made available to our unitholders as described under "Documents Available for Inspection" beginning on page 223.

Formation and Duration

The Investment Partnership is a limited partnership that was formed and registered with Her Majesty's Greffier in Guernsey under the Partnership Act with registration number 602 on April 18, 2006. The Investment Partnership will continue as a limited partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

Under Clause 2 of its limited partnership agreement, the Investment Partnership is permitted to engage in any business activity that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under the Partnership Act and to do anything necessary or appropriate in furtherance of the foregoing. The general partner may not, however, cause the Investment Partnership to engage, directly or indirectly, in any business activity that it determines would cause our partnership or the Investment Partnership to be treated as a corporation for U.S. federal income tax purposes.

Investment Restrictions

Under its limited partnership agreement, the Investment Partnership is only permitted to make investments that are consistent with the restrictions and guidelines established from time to time by our partnership.

Classes of Limited Partner Interests

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of limited partner interests. Class A limited partner interests have the separate rights and obligations with respect to investments in opportunistic and temporary investments. Class B limited partner interests have the separate rights and obligations with respect to co-investments in portfolio companies of KKR's private equity funds. Class C limited partner interests have the separate rights and obligations with respect to investments in KKR's private equity funds. Class D limited partner interests have the separate rights and obligations with respect to investments in KKR-sponsored investment funds that are not KKR's private equity funds. The general partner, may in its sole discretion, allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. We will hold all outstanding Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership upon completion of the global offering and related transactions.

Capital Contributions

Under the Investment Partnership's limited partnership agreement, limited partners are required to make capital contributions to the partnership in such amounts, at such times and on such terms as agreed between the general partner and the limited partners.

Distributions

Under the Investment Partnership's limited partnership agreement, distributions to holders of the applicable class of partnership interests will be made only as determined by the general partner in its sole discretion. The general partner may not, however, make a distribution unless the partnership has sufficient cash on hand to make such a distribution and the distribution would not render the partnership insolvent or, in the opinion of the general partner, leave the partnership with insufficient funds to meet any future contingent obligations.

Distributions in Respect of Class A; Opportunistic Investments

The general partner will determine in its sole discretion the amount and timing of distributions in respect of Class A limited partner interests. When and as made, the distributions will be made in accordance with the Class A partners' percentage interests. The general partner is entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of the appreciation in the net asset value of our opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one year period following the closing of the global offering, the appreciation in the value of temporary investments will be disregarded for the purposes of calculating the general partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments will not be netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive right. If the partnership does not distribute the entire incentive distribution after the end of the applicable period, the undistributed amount will, for the purpose of calculating the general partner's percentage interest, be treated as being contributed by the general partner to the partnership as a capital contribution.

To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the general partner of the Investment Partnership in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows. For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (x) the net asset value of the fund that is allocable to such interest as of the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by us since the date of acquisition) and (y) the price at which such interest was acquired. For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (x) the price at which such interest was acquired and (y) net asset value of the fund that is allocable to such interest as of the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by us since the date of acquisition). To the extent that the Investment Partnership disposes of any interest in a KKR fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of this paragraph, the general partner of the Investment Partnership may elect to deem the disposition

of all remaining assets of a fund to have occurred by valuing for such purpose all remaining fund assets at zero.

Distributions in Respect of Class B; Co-Investments in Portfolio Companies

The general partner will determine in its sole discretion the amount and timing of distributions in respect of Class B limited partner interests. The general partner is entitled to a carried interest on each co-investment made with Class B capital contributions. In particular, upon the realization of any such co-investment, the general partner will receive 20% of the realized returns on such co-investment after the holders of Class B limited partner interests have received their capital contributions in respect of such co-investment and the realized losses in respect of other co-investments have been recovered. The general partner may make distributions to itself in respect of its Class B carried interest without making corresponding distributions to Class B limited partners. Any amounts not distributed to the Class B limited partners will be held by the partnership for their respective accounts.

Distributions in Respect of Class C; Investments in KKR's Private Equity Funds

The general partner will determine, in its sole discretion, the amount and timing of distributions in respect of Class C limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class C limited partners' percentage interests. The general partner is not entitled to a carried interest or incentive distribution right with respect to the Class C interest.

Distributions in Respect of Class D; Investments in Other KKR-Sponsored Investment Funds

The general partner will determine in its sole discretion the amount and timing of distributions in respect of Class D limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class D limited partners' percentage interests. The general partner is not entitled to a carried interest or incentive distribution right with respect to the Class D interest.

Foregone Carried Interest and Incentive Distributions

Until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses that we expect to incur in connection with the global offering and related transactions as set forth in "Use of Proceeds," the general partner of the Investment Partnership will forego its Class A incentive amounts in our opportunistic and temporary investments and its Class B carried interest in our co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee that is payable under our services agreement based on the amount of carried interest distributions that are made to the general partners of its private equity funds in respect of our fund investments as described under "Management of KKR and Our Services Agreement—Our Services Agreement with KKR—Management Fee" beginning on page 129.

Management and Control

The Investment Partnership's general partner has sole responsibility for the management, operation and administration of the business and affairs of the partnership. The general partner is authorized and has the power to do all things necessary to carry out the purposes of the partnership and is required to devote such of its time and attention as is reasonably required for the management, operation and administration of the partnership's business and affairs. Limited partners are not permitted to take part in the management, operation or administration of the partnership, have no right or authority to act for or on behalf of the partnership and are not entitled to vote on partnership matters.

Amendment of the Limited Partnership Agreement

The Investment Partnership's limited partnership agreement provides that the general partner may, without the consent of any partner, amend any provision of the limited partnership agreement and execute, deliver and file any documents that may be required to reflect:

- a change in the name of the partnership, the location of the principal place of business of the partnership, the registered agent of the partnership or the registered office of the partnership;
- the admission, substitution, withdrawal or removal of partners in accordance with the terms of the limited partnership agreement;
- a change that the general partner determines to be necessary or appropriate to qualify or continue the qualification of the partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that our partnership will not be treated as a corporation for U.S. federal income tax purposes;
- a change that the general partner determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Partnership Act) or facilitate the trading of the partnership securities (including the division of any class or classes of outstanding partnership securities into different classes to facilitate uniformity of tax consequences within such classes of partnership securities) or comply with any rule, regulation, guideline or requirement of a securities exchange on which our partnership securities are listed for trading;
- a change that the general partner determines is required to effect the intent of the provisions of the limited partnership agreement or is otherwise contemplated by the limited partnership agreement;
- a change in the fiscal year or taxable year of the partnership and any other changes that the general partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the partnership;
- an amendment that is necessary, in the opinion of counsel, to prevent the Investment Partnership, or the general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act and related rules, the U.S. Investment Advisers Act of 1940 or the plan asset regulations of the U.S. Department of Labor, regardless of whether such regulations are substantially similar to those currently applied or proposed by the U.S. Department of Labor;
- any amendment expressly permitted in the limited partnership agreement to be made by the general partner acting alone;
- any amendment that the general partner determines to be necessary or appropriate to reflect and account for the formation by the partnership of, or investment by the partnership in, any corporation, partnership, joint venture, limited liability company or other person, in connection with the conduct by the partnership of activities described above under "—Nature and Purpose;"
- any amendment that would provide additional rights or benefits to limited partners;
- any amendment that the general partner determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; and
- any other amendments ministerial in nature and substantially similar to the foregoing.

The Investment Partnership's limited partnership agreement provides further that the general partner may, without the consent of any limited partner, amend any provision of the limited

partnership agreement that is not set forth above, provided that such amendment is approved by our partnership.

Termination

The Investment Partnership will terminate as a partnership upon the occurrence of the bankruptcy, insolvency, dissolution or liquidation of the general partner or upon the election of the general partner, as approved by our partnership. If termination is due to the bankruptcy, insolvency, dissolution or liquidation of the general partner, the partnership may be reconstituted if, within 90 days of the date of termination, a new general partner affiliated with the former general partner or the service provider under our services agreement assumes the rights and undertakes the obligations of the general partner. A termination of the Investment Partnership's limited partnership agreement will not affect the general partner's right to receive incentive fees and carried interest distributions as described above under "—Distributions."

Withdrawal of the General Partner

The Investment Partnership's limited partnership agreement provides that the general partner may withdraw from the partnership only with our prior written consent and upon the appointment by the general partner of a replacement general partner who agrees to assume the rights and undertake the obligations of the general partner under the limited partner agreement. The foregoing restrictions will not be applicable to a transfer, merger, amalgamation or consolidation of the general partner that is effected in accordance with the provisions of the limited partnership agreement that are described below under "—Transfer of the General Partner Interest."

A withdrawal of the general partner will be effective only upon the satisfaction of the foregoing conditions and as of such time as the replacement general partner shall exercise all powers of the general partner under the limited partnership agreement. Upon such withdrawal, the former general partner will be required to deliver to any replacement general partner, or as the replacement general partner shall direct, all partnership assets and copies of all books of account, records, registers, correspondence and documents solely relating to the affairs of, or belonging to, the partnership.

Transfer of the General Partner Interest

The general partner may not transfer all or any part of its general partner interest, or merge, consolidate, convert or amalgamate with or into any other person such that the general partner would no longer be deemed to be the holder of its general partner interest in the partnership, unless:

- such transfer is to KKR or an affiliate of KKR or such merger, consolidation, conversion or amalgamation is with or into KKR or an affiliate of KKR; and
- in each case, the transferee or surviving entity assumes the rights and duties of the general partner under the limited partnership agreement and agrees to be bound by the provisions thereof and the partnership receives an opinion of counsel that such transaction would not result in the loss of the limited liability status of any of the limited partners.

Upon any transfer, merger, consolidation, conversion or amalgamation that is permitted as described above, the general partner will cease to be the general partner and the transferee or surviving entity will become the general partner for all purposes of the limited partnership agreement.

Outside Activities of the General Partner

Under the limited partnership agreement, the general partner will be required to maintain as its sole business the business of acting as the general partner of the partnership and the general partner or managing member, as the case may be, of any other partnership or limited liability company of which

the partnership is, directly or indirectly, a partner or member and undertaking activities that are ancillary or related thereto. The general partner will not be permitted to engage in any business or activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or managing member as described above or acquiring, owning or disposing of debt or equity securities of a subsidiary of a subsidiary of the Investment Partnership or any other holding vehicle established by the Investment Partnership.

The limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under "—Indemnification; Limitations on Liability" (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in other business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to those of the general partner, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by the Investment Partnership or (ii) such businesses and activities directly compete with, or disfavor or exclude, the general partner, the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by the Investment Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the general partner, the Investment Partnership, any subsidiary of the Investment Partnership and any other holding vehicle established by the Investment Partnership (or any of their respective investors), and shall be deemed not to be a breach of the general partner's fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the general partner, the Investment Partnership, any subsidiary of the Investment Partnership, any other holding vehicle established by the Investment Partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under "—Indemnification; Limitations on Liability."

The general partner and the other indemnified persons described in the preceding paragraph will not have any obligation under the limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business opportunities to the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by the Investment Partnership. These provisions will not affect any obligation of such indemnified person to present business opportunities to the Investment Partnership, any subsidiary of the Investment Partnership or any other holding vehicle established by the Investment Partnership pursuant to a separate written agreement between such persons.

Holding of Assets

The Investment Partnership's limited partnership agreement provides that the general partner shall make appropriate arrangements for the safe custody of the Investment Partnership's assets. Such arrangements may involve the holding of documents of title by, and the registration of the partnership's assets in the name of, the general partner for the account of the Investment Partnership. If the general partner considers it appropriate to appoint a third party to maintain custody over the Investment' Partnership's assets, such appointment may be made by the general partner on behalf of the Investment Partnership on such terms as the general partner may determine in its sole discretion. The general partner may lend assets or documents of title to third parties and may use such assets or documents as security for borrowings permitted under the limited partnership agreement. When the general partner holds assets of the Investment Partnership for the account of the partnership, it does so in a fiduciary capacity under Guernsey law.

Accounts; Reports

Under the Investment Partnership's limited partnership agreement, the general partner will be required to prepare financial statements in accordance with U.S. GAAP on an annual and quarterly basis. The annual and quarterly financial statements must be delivered together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the general partner deems appropriate. The annual financial statements must be audited by an independent accountant firm of international standing and sent to the limited partners of the Investment Partnership within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. The quarterly financial statements may be unaudited and will be made available publicly.

The general partner of the Investment Partnership will also be required to prepare and send to the limited partners of the Investment Partnership on an annual basis, additional information regarding the Investment Partnership, including Schedule K-1 and information related to the status of a foreign corporate subsidiary as a PFIC and, where reasonably possible, a portfolio company. The general partner will also be required to prepare and send information required by its non-U.S. limited partners for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. Such additional information may not be complete for the purposes of the non-U.S. limited partners.

Approval of Accounts

The general partner will deliver to our partnership for approval (i) the annual and quarterly financial statements of the Investment Partnership and (ii) the accounts and financial statements of any subsidiary of the Investment Partnership or any other holding vehicle established by the Investment Partnership that is not consolidated with the Investment Partnership or any other subsidiary or holding vehicle whose accounts are subject such approval. The annual and quarterly financial statements of the Investment Partnership and such other accounts and financial statements will not be approved by the Investment Partnership unless approved by our partnership.

Indemnification; Limitations on Liability

Subject to certain limitations, the Investment Partnership's general partner, our service provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a subsidiary of the Investment Partnership or any other holding vehicle established by our partnership and any person designated by the Investment Partnership's general partner as an indemnified person will benefit from indemnification provisions and limitations on liability that are included in the Investment Partnership's limited partnership agreement. See "Our Management and Corporate Governance—Indemnification and Limitations on Liability" beginning on page 116.

Governing Law

The Investment Partnership's limited partnership agreement is governed by and will be construed in accordance with the laws of Guernsey.

DESCRIPTION OF THE RESTRICTED DEPOSITARY UNITS AND OUR RESTRICTED DEPOSIT AGREEMENT

The following is a description of the material terms of the RDUs and our restricted deposit agreement and is qualified in its entirety by reference to all of the provisions of the restricted deposit agreement. Because this description is only a summary of the terms of the RDUs and our restricted deposit agreement, it does not necessarily contain all of the information that you may find useful. A copy of the full restricted deposit agreement will be made available to our unitholders at the depositary bank's corporate trust offices at the address set forth below.

Restricted Depositary Units and Restricted Depositary Receipts

The restricted depositary units, which we refer to as "RDUs," will represent ownership interests in our common units that are on deposit with The Bank of New York, as depositary, under a restricted deposit agreement among us, the depositary and all registered holders and beneficial owners from time to time of the restricted depositary receipts or "RDRs," evidencing the RDUs. Each RDU will also represent any other securities, cash or other property the depositary receives in respect of the deposited common units and holds under the restricted deposit agreement. The common units that the depositary holds, together with any other securities, cash or other property held under the restricted deposit agreement, are referred to collectively as the "deposited securities." The RDUs will not be issued by us or form part of our partnership capital.

The RDRs will be administered at the depositary bank's corporate trust office at 101 Barclay Street, New York, New York 10286. The London office of The Bank of New York, at its corporate trust offices located at One Canada Square, London, United Kingdom E14 5AL, has been appointed to act as custodian for the safekeeping of the securities on deposit.

Registered Holders

The rights of RDU holders under the restricted deposit agreement described in this section belong to the registered holders of RDUs. As a RDU holder, you are not a holder of our common units, we will not treat you as one of our unitholders and you will not have unitholder rights. Our limited partnership agreement and Guernsey law govern unitholder rights. The depositary will be the holder of the common units represented by your RDUs and as such will be the only person permitted to exercise any unitholder rights with respect thereto. As a holder of RDUs, you will have RDU holder rights as set forth in the restricted deposit agreement. The restricted deposit agreement also sets forth our rights and obligations and the rights and obligations of the depositary. New York law governs the restricted deposit agreement and the RDUs.

In this section the terms "deliver" and "delivery," when used with respect to common units, mean either: (1) one or more book-entry transfers of common units to an account or accounts designated by the transferee maintained with institutions authorized under applicable law to effect book-entry transfers of common units or (2) physical delivery of certificates evidencing common units that are registered in the name of the transferee or duly endorsed for transfer or accompanied by any proper instrument of transfer that is duly executed. In this section, the terms "deliver" and "delivery," when used with respect to RDUs, mean the execution and delivery at the depositary's corporate trust office to or to the order of that person of one or more RDRs evidencing those RDUs, registered in the name or names requested by that person. In this section, the term "surrender," when used with respect to RDUs, means surrender to the depositary at its corporate trust office of one or more RDRs evidencing those RDUs, duly endorsed in blank or accompanied by proper instruments of transfer duly executed in blank. The depositary will not knowingly deliver common units in any form to any person or account that is in the United States or that is a U.S. person (as defined in Regulation S under the U.S. Securities Act). For important restrictions on the delivery of common units, see below "—Deposit and Withdrawal" and "Transfer Restrictions."

Available Information

We do not currently file reports under Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"). In addition, we do not furnish any information to the U.S. Securities and Exchange Commission so as to qualify us for the exemption described in under Rule 12g3-2(b) under the U.S. Exchange Act. We will agree in the restricted deposit agreement that so long as we are neither a reporting company under Section 13 or 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, we will provide to any holder of common units or any holder or beneficial owner of RDUs, and to any prospective purchaser of common units or RDUs designated by that holder or beneficial owner, upon request of that holder, beneficial owner or prospective purchaser, the information required by Rule 144A(d)(4)(i) under the U.S. Securities Act and otherwise comply with Rule 144A(d)(4). If and when we qualify for the exemption under Rule 12g3-2(b) under the U.S. Exchange Act, we will no longer deliver this information.

Transfer Restrictions

The RDUs and the common units represented by the RDUs will be subject to restrictions on transfer that are described under "Transfer Restrictions" beginning on page 200.

Deposit and Withdrawal

The depositary will deliver RDUs if you or your broker deposits common units with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or transfer taxes or fees, the depositary will deliver the appropriate number of RDUs as you request. Any deposit of common units for RDUs must be accompanied by a Purchaser's Letter, a Subscription Agreement or a U.S. Transferee's Letter substantially in the form attached as Appendix B, C or D to this offering memorandum, respectively, by or on behalf of the person who will be the beneficial owner of the RDUs. The Purchaser's Letter, Subscription Agreement and the U.S. Transferee's Letter include certain written representations, agreements and acknowledgements relating to the transfer restrictions described in this offering memorandum upon which we, the depositary and our respective agents will rely. The depositary may refuse to accept common units for deposit if it believes that RDUs represent common units that would not be eligible for resale pursuant to Rule 144A under the U.S. Securities Act.

Subject to the following, you may at any time surrender your RDUs to the depositary for withdrawal of the deposited securities. In order for your surrender to be recognized by the depositary, the depositary must receive, at the time of surrender, a duly executed Surrender Letter in the form attached as Appendix E to this offering memorandum by or on behalf of you. The Surrender Letter includes certain written representations, agreements and acknowledgements relating to the transfer restrictions described in this offering memorandum upon which we, the depositary and our respective agents will rely. Upon payment of any required fees and expenses and of any taxes or charges, such as stamp taxes or transfer taxes or fees, and subject to the terms and conditions of the restricted deposit agreement, the depositary will deliver the amount of deposited securities represented by those RDUs to you, if permitted, or as you direct. Any delivery of deposited securities other than at the custodian's office will be made only at your request, risk and expense.

Pre-release

A delivery by the depositary of RDUs before deposit of the underlying common units is commonly referred to as a pre-release of RDUs. The depositary will not engage in the pre-release of RDUs.

Distributions and Rights

The depositary has agreed to pay you the cash distributions that it or the custodian receives on common units or other deposited securities, subject to restrictions imposed by applicable law and after

deducting its fees and expenses. Payments of distributions in respect of common units will be governed by our limited partnership agreement. A description of the provisions of our limited partnership agreement governing the making of distributions in respect of our common units is included under "Description of Our Common Units and Our Limited Partnership Agreement—Distributions" beginning on page 146. You will receive any distributions in proportion to the number of common units your RDUs represent.

Before making a distribution, any withholding taxes that must be paid under any applicable law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Distributions of Common Units

The depositary may distribute new RDUs representing any common units that we may distribute as a partnership distribution. The depositary will only distribute whole RDUs and will attempt to sell any common units that would be represented by fractional units if deposited under the restricted deposit agreement. The net proceeds from any such sale will be distributed by the depositary in the same manner that it distributes cash. It will try to sell common units that would require it to deliver fractions of RDUs and will distribute the net proceeds in the same way as it does cash. If the depositary does not distribute additional RDUs or sell common units, the outstanding RDUs will also represent any newly distributed common units. Each holder of RDUs will be deemed to acknowledge that any new RDUs and common units they represent have not been and will not be registered under the U.S. Securities Act and agree to comply with the restrictions on transfer set forth under "Transfer Restrictions" beginning on page 200.

Rights to Receive Additional Common Units

If we offer holders of our common units any rights to subscribe for additional common units or any other rights, the depositary will have discretion as to the procedure to be followed in making such rights available to holders of RDUs or in disposing of such rights on behalf of any holder of RDUs and making the net proceeds available to such holders or, if by the terms of such rights offering or for any other reason, the depositary may not either make such rights available to any holder of RDUs or dispose of such rights and make the net proceeds available to such holders, then the depositary shall allow the rights to lapse.

If at the time of the offering of any rights the depositary determines in its discretion, following consultation with us, that it is lawful and feasible to make such rights available to all holders of RDUs or to certain holders of RDUs but not to others, the depositary may distribute to any holder of RDUs to whom it determines the distribution to be lawful and feasible, in proportion to the number of RDUs held by that holder, warrants or other instruments therefor in such form as it deems appropriate. Any such warrants or other instruments will be subject to the same restrictions on transfer as the RDUs.

If the depositary determines in its discretion that it is not lawful and feasible to make those rights available to all or certain holders of RDUs, it may sell the rights, warrants or other instruments in proportion to the number of RDUs held by the holders of RDUs to whom it has determined it may not lawfully or feasibly make these rights available, and allocate the net proceeds of any sales (net of the fees of the depositary as provided under the restricted deposit agreement and all taxes and governmental charges payable in connection with these rights and subject to terms and conditions of the restricted deposit agreement) for the account of the holders of RDUs otherwise entitled to these rights, warrants or other instruments, upon an averaged or other fair and practical basis without regard to any distinctions among these holders because of exchange restrictions or the date of delivery of any RDU or otherwise.

In circumstances in which rights would otherwise not be distributed, if a holder of RDUs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the RDUs

of such holder, the depositary will make the rights available to that holder upon written notice from us to the depositary that we have elected in our sole discretion to permit these rights to be exercised and that holder has executed such documents as we have determined in our sole discretion are reasonably required under applicable law. If the depositary has distributed warrants or other instruments for rights to all or certain holders, upon instruction pursuant to the warrants or other instruments to the depositary from the holder of RDUs to exercise the rights, upon payment by that holder to the depositary for the account of that holder of an amount equal to the purchase price of the common units or other securities to be received upon the exercise of the rights, and upon payment for the fees of the depositary and any other charges as set forth in the warrants or other instruments, the depositary will, on behalf of that holder, exercise the rights and purchase the common units or other securities and we will cause the common units so purchased to be delivered to the depositary on behalf of that holder. As agent for the holder of RDUs, the depositary will cause the common units or other securities so purchased to be deposited, and will execute and deliver RDUs to that holder, pursuant to the restricted deposit agreement.

The depositary will not offer rights to holders of RDUs unless (i) both the rights and the securities to which the rights relate are exempt from registration under the U.S. Securities Act with respect to a distribution to holders of RDUs and (ii) the offer of such rights would not require us to register as an investment company under the U.S. Investment Company Act and related rules. If a holder of RDUs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the U.S. Securities Act, the depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for us upon which the depositary may rely that the distribution to such holder is exempt from registration. The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make rights available to you.

United States securities laws will restrict the sale, deposit, cancellation and transfer of the RDUs issued after an exercise of rights. For example, you will not be able to trade such RDUs freely in the United States. In such a case, the depositary will deliver restricted depositary units that have the same terms as the RDUs described in this section.

Other Distributions

The depositary will send to you anything else we distribute on deposited securities by any means it thinks is equitable and practical. The depositary may withhold any distribution of securities if it has not received satisfactory assurances from us that the distribution does not require registration under the U.S. Securities Act. If it cannot make the distribution to you, the depositary may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case outstanding RDUs will also represent the newly distributed property. The depositary may withhold any fees and expenses, taxes or other governmental charges it thinks are applicable in this process.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any RDU holders. We have no obligation to register RDUs, common units, rights or other securities under the U.S. Securities Act. We also have no obligation to take any other action to permit the distribution of RDUs, common units, rights or anything else to RDU holders. **This means that you may not receive a distribution that we make on our common units or any value for them if it is illegal or impractical for us to do so.**

Record Dates

The depositary may fix record dates for the determination of the holders of RDRs who will be entitled to receive a dividend, distribution or rights, subject in each case to the provisions of the restricted deposit agreement.

Changes Affecting Deposited Common Units

If we do any of the following:	All of the following will apply:
Reclassify, split up or consolidate any of the deposited securities	Each RDU will automatically represent its equal share of the new deposited securities, unless additional RDUs are issued.
Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action	The depositary may, and will if we so request, execute and deliver new RDRs or call the outstanding RDRs for exchange into new RDRs describing the new deposited securities.

Consent Rights of Common Units and Other Deposited Securities

Upon receipt of notice of any meeting of, or solicitation of consents from, holders of our common units or other deposited securities, upon our written request, the depositary will, as soon as practicable thereafter, mail to all holders of RDRs a notice, in such form as approved by us, containing:

- the information included in such notice of meeting or solicitation of consents received by the depositary from us;
- a statement that the holders of RDRs as of the close of business on a specified record date will be entitled, subject to any applicable provision of Guernsey law, the deposited securities, the restricted deposit agreement and our limited partnership agreement, to instruct the depositary as to the exercise of any consent rights, if any, pertaining to the amount of common units or other deposited securities represented by their respective RDUs; and
- a statement as to the manner in which these instructions may be given.

Upon the written request of a holder of RDRs on such record date, received on or before the date established by the depositary for such purpose, the depositary will endeavor, insofar as practicable, to deliver consents or cause to be delivered consents with respect to the amount of common units or other deposited securities represented by the RDUs evidenced by such holder's RDRs in accordance with the instructions set forth in such request. The depositary will not deliver consents or attempt to exercise any consent rights that attach to the common units or other deposited securities other than in accordance with such instructions. If the depositary does not receive instructions from a holder of RDRs on or before the instruction date, the depositary will not deliver consents or cause to be delivered any consents with respect to the underlying common units.

We cannot ensure that you will receive consent solicitation materials or otherwise learn of an upcoming partnership meeting in time to ensure that you can instruct the depositary to deliver consents on your behalf. **This means that you may not be able to direct the delivery of any consents and there may be nothing you can do if the depositary does not deliver consents as requested by you.** For a description of the limited matters that require unitholder consent under our limited partnership agreement, see "Description of Our Common Units and Our Limited Partnership Agreement" beginning on page 144.

Reports and Other Communications

The depositary will make available to you for inspection any reports and communications from us or made available by us at its corporate trust office. The depositary will also, upon our written request, send to the registered holders of RDRs copies of such reports and communications furnished by us under the restricted deposit agreement.

Amendment and Termination of the Restricted Deposit Agreement

We may agree with the depositary to amend the restricted deposit agreement and the RDRs without your consent for any reason. If the amendment adds or increases fees or charges, except for

taxes and other governmental charges or registration fees, cable, telex or fax transmission costs, delivery costs or other similar expenses, or prejudices an important right of RDR holders, it will only become effective 30 days after the depositary notifies you in writing of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your RDRs, to agree to the amendment and to be bound by the RDRs and the restricted deposit agreement as amended.

The depositary will terminate the restricted deposit agreement if we ask it to do so, by mailing notice of termination to you at least 30 days before termination. The depositary may also terminate the restricted deposit agreement by mailing notice of termination to you at least 30 days before termination if the depositary has informed us that it would like to resign and we have not appointed a new depositary bank within 90 days.

After termination, the restricted deposit agreement requires the depositary and its agents to do only the following under the agreement:

- collect distributions on the deposited securities;
- sell rights and other property; and
- deliver common units and other deposited securities upon cancellation of RDUs, subject to the restrictions described in "Transfer Restrictions" beginning on page 200 and any other limitations necessary to give effect thereto.

One year after the date of termination, the depositary may sell any remaining deposited securities in an offshore transaction pursuant to Regulation S under the U.S. Securities Act and subject to any other limitations necessary to give effect thereto. After that, the depositary will hold the net proceeds of the sale, as well as any other cash it is holding under the restricted deposit agreement for the pro rata benefit of the RDU holders that have not surrendered their RDUs. It will not invest the net proceeds of the sale and other cash and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination of the restricted deposit agreement, our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

Charges of the Depositary

RDU holders must pay the depositary:	For:
$5.00 (or less) per 100 RDUs or portion thereof	Each issuance of RDUs, including as a result of a distribution of common units, rights or other property
$5.00 (or less) per 100 RDUs or portion thereof	Each surrender of RDUs for the purpose of withdrawal, including if the applicable deposit agreement terminates
$0.02 (or less) per RDU or portion thereof	Any cash distribution
Registration or transfer fees	Transfer and registration of common units on our register from your name to the name of the depositary or its agent when you deposit or withdraw common units
$5.00 per RDR evidencing RDUs	Transfer or split up of RDUs
A distribution fee equivalent to the fee that would be payable if securities distributed to you had been common units and the common units had been deposited for issuance of RDUs	Distribution of securities to holders of deposited securities which are distributed by the depositary to RDU holders

RDU holders must pay the depositary:	For:
Expenses of the depositary	Conversion of foreign currency to U.S. dollars, cable, telex and facsimile transmission expenses and servicing of common units or deposited securities
Taxes and other government charges the depositary or the custodian is required to pay on any RDU or common unit represented by an RDU, such as transfer taxes, stamp duty or withholding taxes	As necessary
$0.02 (or less) per RDU per calendar year	Depositary services, except that this fee will not be charged to the extent a fee of $0.02 was charged in the same calendar year for a cash distribution

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your RDUs or on the deposited securities underlying your RDUs. The depositary may refuse to transfer your RDRs or allow you to withdraw the deposited securities underlying your RDUs until these taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your RDUs to pay any taxes you owe and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of RDUs to reflect the sale and pay to you any proceeds or send to you any property, remaining after it has paid the taxes.

Limitations on Obligations and Liability To Holders of RDUs

The restricted deposit agreement expressly limits our liability and obligations and the liability and obligations of the depositary. We and the depositary:

- are only obligated to take the actions specifically set forth in the restricted deposit agreement without negligence or bad faith;
- are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the restricted deposit agreement;
- are not liable if either of us exercises discretion permitted under the restricted deposit agreement; and
- may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

The depositary will not be responsible for any failure to carry out any instructions to vote any of the deposited securities or for the manner in which any such vote is cast or the effect of any such vote, provided that the depositary has acted in good faith. The depositary has no obligation to become involved in a lawsuit or other proceeding related to the RDRs or the restricted deposit agreement on your behalf or on behalf of any other person.

In the restricted deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses resulting from the depositary's negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Resignation or Removal of Depositary

The depositary may resign at any time by delivery of written notice to us, with its resignation having effect upon the appointment of a successor depositary and the successor depositary's acceptance of the appointment. We may remove the depositary upon 90 days written notice, with the removal to

become effective upon the later of the 90th day following the notice or the appointment of a successor depositary and the successor depositary's acceptance of the appointment.

Maintenance of Books and Records by the Depositary

The depositary will keep a register of RDUs at its corporate trust office open for inspection by you at all reasonable times. You agree not to inspect that register for any purpose other than communication with other registered holders in relation to our business, the restricted deposit agreement or the RDUs.

Provisions Governing Deposited Securities and Disclosure of Interests

By holding RDUs, you will be deemed to consent to and agree to be bound by the provisions governing any deposited securities, including any provisions of Guernsey law or our limited partnership agreement that require the disclosure of beneficial or other ownership of our common units, such as those described under "Description of the Common Units and Our Limited Partnership Agreement" beginning on page 144 or impose limitations on the holding, acquisition, transfer or delivery of consents in respect of our common units, such as those described under "Transfer Restrictions" beginning on page 200. We may provide for blocking transfer and voting and other rights to enforce your compliance with these limitations. The depositary will use its reasonable efforts to comply with our instructions as to RDRs in respect of any such enforcement and you will be required to comply with all such disclosure requirements and such limitations and cooperate with the depositary's compliance with our instructions.

Lost, Stolen, Mutilated or Destroyed RDRs

In case any RDR becomes mutilated, destroyed, lost or stolen, the depositary will execute and deliver a new RDR in exchange and substitution for such mutilated RDR upon cancellation thereof or in lieu of and in substitution for such destroyed, lost or stolen RDR. Before the depositary will execute and deliver a new RDR in substitution for a destroyed, lost or stolen RDR, the holder will be required to:

- file with the depositary a request for such execution and delivery before the depositary has notice that the RDR has been acquired by a bona fide purchaser and a sufficient indemnity bond; and
- satisfy any other reasonable requirements imposed by the depositary.

Requirements for Depositary Actions

Before the depositary will deliver RDUs or register a transfer of a RDR, make a distribution on RDUs or permit withdrawal of deposited securities, the depositary may require:

- payment of transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common units or other deposited securities;
- production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and
- compliance with regulations it may establish from time to time consistent with the restricted deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver RDUs or register transfers of RDUs generally or in particular cases when the depositary has closed its books or at any time if the depositary thinks it advisable to do so.

EURONEXT MARKET INFORMATION

Euronext Amsterdam

Prior to the global offering, there has not been a public market for our common units. We have applied to list the common units on Eurolist by Euronext. We expect our common units to be listed on Eurolist by Euronext and, as a result, to be subject to Dutch securities regulations and supervision by the relevant Dutch regulatory authorities.

Market Regulation

The market regulator in the Netherlands is the Authority for the Financial Markets (*Autoriteit Financiële Markten*) insofar as the supervision of market conduct is concerned. The Authority for the Financial Markets has supervisory powers with respect to the publication of information by listed companies and to the application of takeover regulation and with respect to publication of inside information by listed companies. It also supervises financial intermediaries, such as credit institutions, investment firms and investment advisors. The Authority for the Financial Markets is also the competent authority for approving all prospectuses published for admission of securities to trading on the regulated market of Euronext Amsterdam N.V., except for prospectuses approved in other Member States of the European Economic Area that are used in the Netherlands in accordance with applicable passporting rules. The surveillance units of Euronext Amsterdam N.V. and the Authority for the Financial Markets monitor and supervise all trading operations.

Listing and Trading

Application for the admission to listing of all of our common units on Eurolist by Euronext has been made. Public trading of our common units in the Netherlands can occur only after listing has been approved by Euronext Amsterdam N.V. The RDUs will not be listed on any exchange.

CERTAIN TAX CONSIDERATIONS

The following summary discusses certain Guernsey, United States, Luxembourg, Dutch, German, United Kingdom, Swiss, Japanese, and Singaporean tax considerations related to the purchase, ownership and disposition of our common units and RDUs as of the date hereof. Prospective purchasers of our common units and the RDUs are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident of making an investment in our common units or the RDUs.

Guernsey Tax Considerations

Neither our partnership nor the Investment Partnership is a taxable entity in Guernsey. Under current Guernsey law, any of our or the Investment Partnership's income which is wholly derived from our or its international operations and any distributions paid to one of our unitholders is not regarded as arising or accruing from a source in Guernsey in the hand of that unitholder if, being an individual, the unitholder is not solely or principally resident in Guernsey or, being a company, is not resident in Guernsey. It is the intention of our Managing General Partner and the Managing Investment Partner to ensure that our business is conducted in such a way as to constitute international operations for the purposes of the relevant legislation. No inheritance, capital gains, gift, turnover or sales taxes are levied in Guernsey in connection with the acquisition, holding or transfer of a limited partnership interest, a common unit, or an RDU. No stamp duty or similar taxation is levied on the issue or redemption of a limited partnership interest, a common unit, or an RDU. No withholding tax or any other deduction will be made on distributions made by our partnership or by the Investment Partnership.

United States Tax Considerations

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this offering memorandum was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

This summary discusses certain United States federal income tax considerations related to the purchase, ownership and disposition of our common units and RDUs as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time. This discussion is necessarily general and may not apply to all categories of investors, some of which, such as banks, thrifts, insurance companies, persons liable for the alternative minimum tax, dealers and other investors that do not own their RDUs as capital assets may be subject to special rules. Tax-exempt organizations are discussed separately below. The actual tax consequences of the purchase and ownership of common units or RDUs will vary depending on your circumstances.

For purposes of this discussion, a "U.S. Holder" is beneficial holder of a common unit or RDU that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust which either (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "non-U.S. Holder" is a holder that is not a U.S. Holder.

If a partnership holds common units or RDUs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common units or RDUs, you should consult your tax advisors. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective holders of common units or RDUs should consult their own tax advisors concerning the U.S. federal, state and local income tax consequences in their particular situations of the purchase, ownership and disposition of a common unit or RDU, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of our Partnership and the Investment Partnership

We and the Investment Partnership will make protective elections to be treated as partnerships for U.S. federal income tax purposes, and the subsidiaries of the Investment Partnership (including KKR PEI SICAR) will make elections to be treated as disregarded entities for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership," unless an exception applies. We will be publicly traded, however, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships if at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and the partnership is not required to register under the U.S. Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. We believe we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. Simpson Thacher & Bartlett LLP will provide an opinion to us based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income, that we will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. However, opinions of counsel are not binding upon the IRS, or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery or if we are required to register under the U.S. Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of common units or RDUs in liquidation of their interests in us. This contribution would likely be taxable to holders of common units or RDUs as if we sold our assets for their fair market value. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of common units or RDUs, and we would be subject to U.S. corporate income tax and branch profits tax with respect to

our income, if any, that is effectively connected with a United States trade or business. Moreover, we would likely be classified as a PFIC for U.S. federal income tax purposes, and you would be subject to the rules applicable to PFICs discussed below, in the context of portfolio companies in which we invest. See "—Consequences to U.S. Holders of RDUs" and "—Passive Foreign Investment Companies" beginning on page 179. Distributions made to holders of our common units or RDUs would be treated as either taxable dividend income, which would not be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, a nontaxable return of capital, to the extent of the holder's tax basis in the common units or RDUs, or taxable capital gain, after the holder's basis is reduced to zero. In addition, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax. Accordingly, treatment as a corporation could materially reduce a holder's after-tax return and, thus, could result in a substantial reduction of the value of the common units or RDUs.

The remainder of this section assumes that we and the Investment Partnership will be treated as partnerships for U.S. federal income tax purposes.

Consequences to U.S. Holders of RDUs

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of RDUs.

If you hold RDUs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common units that are represented by such RDU. Accordingly, you will be required to take into account, as described below, your distributive share of our items of income, gain, loss, deduction and credit (and our allocable share of those items of the Investment Partnership) for each of our taxable years ending with or within your taxable year. Each item generally will have the same character and source (either U.S. or foreign) as though you had realized the item directly. You will report those items without regard to whether any distribution has been or will be received from us. While we intend to make cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) in an amount in U.S. dollars that is generally expected to be sufficient to permit our U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, based upon your particular tax situation and simplifying assumptions that we will make in determining the amount of such distributions, your tax liability may exceed cash distributions made to you, in which case you would have to satisfy tax liabilities arising from your investment in us from your own funds.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit, and our allocable share of those items of the Investment Partnership, will be governed by the limited partnership agreements for our partnership and the Investment Partnership if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our partnership. We believe that, for U.S. federal income tax purposes, such allocations should be given effect, and our General Partner intends to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to the Partnership Agreements, the resulting allocations for U.S. federal income tax purposes may be less favorable than the allocations set forth in the Partnership Agreements.

Basis

You will have an initial tax basis for your RDU equal to the amount you paid for the RDU plus your share of our liabilities, if any. That basis will be increased by your share of our income and by increases in your share of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share of our losses and by any decrease in your share of our liabilities.

Limits on Deductions for Losses and Expenses

Your deduction of your share of our losses will be limited to your tax basis in your RDUs and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in your RDUs, reduced by (i) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable and (ii) any amount of money you borrow to acquire or hold your RDUs, if the lender of those borrowed funds owns an interest in us, is related to you, or can look only to the RDUs for repayment. Your at risk amount will generally increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a RDU, any gain recognized by you can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used. You should consult your tax advisor as to the effects of the at risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

In general, neither we nor any U.S. Holder may deduct organizational or syndication expenses. While an election may be made by a partnership to amortize organizational expenses over a 15-year period, we do not intend to make such election. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions

Your share of our interest expense is likely to be treated as "investment interest" expense. If you are a non-corporate taxpayer, the deductibility of "investment interest" expense is generally limited to the amount of your "net investment income." Your share of our dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if you elect to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our interest expense.

The computation of your investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase an RDU. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (ii) 80% of the amount of the itemized deductions, such reductions to be reduced on a phased basis beginning 2006. The operating expenses of the Partnership,

including the management fee, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that we will be required to capitalize the management fees. Accordingly, if you are a non-corporate U.S. Holder, you should consult your tax advisors with respect to the application of these limitations.

Sale or Exchange of RDUs

You will recognize gain or loss on a sale of RDUs equal to the difference, if any, between the amount realized and your tax basis in the RDUs sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our liabilities, if any.

Gain or loss recognized by you on the sale or exchange of a RDU will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the RDU was held for more than one year on the date of such sale or exchange. Assuming you have not elected to treat your share of our interest in a PFIC as a "qualified electing fund" (a "QEF election"), gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See "—Passive Foreign Investment Companies" beginning on page 179. In addition, certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if as part of our opportunistic investments we hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables." The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Limitations

You will generally be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

We, the Investment Partnership and the KKR private equity funds in which we invest will make the election permitted by Section 754 of the U.S. Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally requires us to adjust the tax basis in our assets ("inside basis") attributable to a transferee of RDUs under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price of the RDUs paid by the transferee. However, this election does not apply to a person who purchases RDUs directly from us, including in this offering. For purposes of this discussion, a transferee's inside basis in our assets will be considered to have two components: (i) the transferee's share of our tax basis in our assets ("common basis") and (ii) the Section 743(b) adjustment to that basis.

Generally, a Section 754 election would be advantageous to a transferee U.S. Holder of RDUs if such U.S. Holder's tax basis in its RDUs is higher than the RDU's share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee U.S. Holder of RDUs would have a higher tax basis in such U.S. Holder's share of our assets for purposes of calculating, among other items, such U.S. Holder's share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous to a transferee U.S. Holder of RDUs if such U.S. Holder's tax basis in its RDUs is lower than those RDU's share of the aggregate tax basis of our assets

immediately prior to the transfer. Thus, the fair market value of the RDUs may be affected either favorably or adversely by the election.

Even if we were not to make the Section 754 election, if RDUs were transferred at a time when we had a "substantial built-in loss" inherent in our assets, we would be obligated to reduce the tax basis in the portion of such assets attributable to such RDUs.

The calculations involved in the Section 754 election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. You should consult your tax advisor as to the effects of the Section 754 election.

Foreign Currency Gain or Loss

Our functional currency will be the U.S. dollar, and our income or loss will be calculated in U.S. dollars. It is likely that we will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax advisor with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a passive foreign investment company, or a PFIC.

A PFIC is defined as any foreign corporation with respect to which either (i) 75% or more of the gross income for a taxable year is "passive income" or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce "passive income." There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain "excess distributions" by the PFIC, is treated as though realized ratably over the shorter of your holding period of RDUs or the our holding period for the PFIC. Such gain or income is taxable as ordinary income. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

If you made a QEF election under the U.S. Internal Revenue Code with respect to your share of our interest in a PFIC, in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the QEF, even if not distributed to us or to you. To make a QEF election, you would, among other things, be required to supply the IRS with an information statement provided by the PFIC.

Alternatively, in the case of a PFIC that is a publicly traded foreign portfolio company, an election may be made to "mark to market" the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the election).

We may acquire our temporary and leveraged investments through a foreign corporate subsidiary of the Investment Partnership. Such an entity would be a PFIC for U.S. federal income tax purposes. Moreover, although we do not intend to otherwise invest significant amounts in PFICs, there can be no assurance that a current or future portfolio company will not qualify as a PFIC or that an investment in stock will be eligible for the "mark-to-market" election. We will timely provide you with information related to the PFIC status of a foreign corporate subsidiary and, where reasonably possible, a portfolio company, including information necessary to make a QEF election.

Certain Reporting Requirements

If you invest more than $100,000 in our partnership, you will be required to file IRS Form 8865 reporting your investment with your U.S. federal income tax return for the year that includes the date of your investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to your investment in our partnership. You should consult your own tax advisors regarding such reporting requirements.

Taxpayers engaging in certain transactions, including certain loss transactions above a threshold, may be required to include tax shelter disclosure information with their annual U.S. federal income tax return. It is possible that we may engage in transactions that subject our partnership and, potentially, you to such disclosure. If you dispose of your RDU at a taxable loss, you may also be subject to such disclosure. You should consult your own tax advisors regarding such reporting requirements.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes, because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest (such as member states of the European Union). Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

U.S. Withholding Taxes

We may not be able to provide complete information related to the tax status of our investors to the Investment Partnership for purposes of obtaining reduced rates of withholding on behalf of our investors. Accordingly, because we are a foreign partnership, any payment of an amount which is subject to U.S. withholding will be subject to U.S. withholding at a rate of 30%. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you may be entitled to a refund of such taxes. You should consult your tax advisors regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

In general, our taxable income and losses will be determined monthly and will be apportioned among investors in proportion to the number of common units or RDUs treated as owned by each of them as of the close of the last trading day of the preceding month. As a result, if you transfer your RDU, you may be allocated income, gain, loss and deduction realized after the date of transfer.

While Section 706 of the U.S. Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our allocation method complies with its requirements. If a monthly convention was not permitted (or only applies to transfers of less than all of your RDUs), the IRS may contend that our taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our Managing General Partner is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Taxation of Tax Exempt U.S. Holders of Common Units or RDUs

Income recognized by a tax-exempt U.S. entity is exempt from U.S. federal income tax except to the extent of the entity's "unrelated business taxable income" ("UBTI"). We, the Investment Partnership, the Investment Partnership's subsidiaries or the KKR private equity funds in which we invest are expected to incur "acquisition indebtedness" that is allocated to the acquisition of an investment (for example, debt incurred to leverage an opportunistic investment). As a result, all or a portion of the income attributed to the debt-financed property would be included in UBTI regardless of whether such income would otherwise be excluded as dividends, interests, rents, gain or loss from sale of eligible property or similar income. Such treatment would apply, in the case of ordinary income, only in tax years in which we had indebtedness outstanding or, in the case of a sale, if we had indebtedness outstanding at any time during the 12-month period prior to the sale. We will borrow money and accordingly incur acquisition indebtedness and generate UBTI for tax-exempt holders of common units or RDUs.

Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of common units or RDUs should consult their own tax advisers regarding all aspects of UBTI.

Non-U.S. Holders of Common Units or RDUs

In light of our intended investment activities, we believe that we are not engaged in a U.S. trade or business for U.S. federal income tax purposes. On that basis, if you are not yourself engaged in a U.S. trade or business, you will generally not be subject to U.S. federal income tax on interest and dividends from non-U.S. sources and gains from the sale or other disposition of securities or of real property located outside of the United States derived by us. In addition, you would generally not be subject to U.S. federal income tax on a sale of your common unit or RDU. However, it is possible that some of our portfolio companies could be U.S. real property holding corporations which could give rise to income treated as effectively connected with a U.S. trade or business to you (i) on the sale of your common unit or RDU and (ii) on our disposition of such portfolio companies. If we have income that is treated as effectively connected with a U.S. trade or business, you would be required to file a U.S. federal income tax return to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, we may be required to withhold U.S. federal income tax on your share of such income. We will provide you with information that is reasonably required by you for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code.

Since we may not be able to provide complete information related to the tax status of our investors to the Investment Partnership for purposes of obtaining reduced rates of withholding on behalf of our investors, to the extent we receive dividends from a U.S. portfolio company through the Investment Partnership and its subsidiaries, your allocable share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%. As such, if you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. If you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. You should consult your tax advisors regarding the treatment of U.S. withholding taxes.

Administrative Matters

Tax Matters Partner

Our Managing General Partner will act as our "tax matters partner." As the tax matters partner, the General Partner will have the authority, subject to certain restrictions, to act on our behalf in

connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year's tax liability, and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the stockholders, and such Schedules K-1 would have to be provided to stockholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent us from suffering a "technical termination" (which would close our taxable year) if, within a 12-month period, there is a sale or exchange of 50 percent or more of our total interests. It is possible we might make such an election, if eligible.

Backup Withholding

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are a corporation or come within another exempt category and demonstrate this fact when required or (ii) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Nominee Reporting

Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

(c) the amount and description of common units or RDUs held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units or RDUs they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the U.S. Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units or RDUs with the information furnished to us.

Luxembourg Tax Considerations

The following summary is a general description of certain Luxembourg tax consequences of the Investment Partnership's acquisition and ownership of interests in KKR PEI SICAR. This summary does not purport to be a comprehensive or complete description of all tax considerations that may be relevant for an investment. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular investor. This summary is based on Luxembourg laws currently in force and as applied on the date of this offering memorandum, which are subject to change, possibly with retroactive effect.

Taxation of KKR PEI SICAR

General

KKR PEI SICAR was formed as a Luxembourg limited liability company (*société à responsabilité limitée*) pursuant to the law of June 15, 2004 on risk capital investment companies (*société d'investissement en capital à risque*, or "SICAR"). A *société à responsabilité limitée* is a corporate entity and is treated as a non-transparent entity pursuant to Luxembourg tax law.

Corporate Income Tax

KKR PEI SICAR is fully subject to corporate income tax and municipal business tax at the rate of 29.63% currently applicable in Luxembourg on its profits. However, all items of income from transferable securities, or from the sale, contribution or liquidation of such assets, are excluded from the taxable income of a SICAR. In addition, income earned by the SICAR on short-term investment of its cash pending investment in risk capital is also exempt provided the duration of such short-term investment does not exceed 12 months prior to the effective investment of such funds in risk capital.

Capital Contribution Duty

KKR PEI SICAR is subject to capital duty in Luxembourg in an amount equal to €1,250 on incorporation of the SICAR.

Net Worth Tax

KKR PEI SICAR is exempt from net worth tax in Luxembourg.

Withholding Tax

Dividend distributions by KKR PEI SICAR are exempt from the 20% dividend withholding tax otherwise applicable in Luxembourg. Capital gains realized by non-resident investors upon sale of their shares in KKR PEI SICAR are not taxable in Luxembourg. A 10% withholding tax has been introduced, as from January 1, 2006, on interest payments made to individual taxpayers resident in Luxembourg. This withholding tax represents the final tax liability for such persons.

On June 3, 2003, the European Union adopted Council Directive 2003/48/EC (the "Tax Savings Directive"). The Tax Savings Directive has been implemented in the Grand Duchy of Luxembourg by a Law of June 21, 2005 with effect on July 1, 2005. Pursuant to the Tax Savings Directive, Member States of the European Union are required to provide to the tax authorities of other Member States details of payments of interest and other similar income made by a paying agent to an individual resident in another Member State, except that Austria, Belgium and the Grand Duchy of Luxembourg impose instead a withholding tax system for a transitional period unless the beneficiary of the interest payments elects for the exchange of information. The ending of such transitional period depends on the conclusion of agreements relating to exchange of information with certain other countries. The withholding tax rate is 15% until June 30, 2008. After this initial period, the rate will be increased to 20% again for a three-year period. The final rate will be 35%.

Value Added Tax (VAT)

No Luxembourg value added tax, or VAT, should arise in respect of the issuance, transfer or redemption of shares or with regard to distributions on shares.

Dutch Tax Considerations

The following summary describes certain Dutch tax considerations of the acquisition, holding, redemption and disposition of our common units as of the date hereof. This summary does not represent a detailed description of all Dutch tax considerations that may be relevant to a decision to acquire, hold or dispose of our common units. Each investor should consult his or her own professional tax advisor with respect to the tax consequences of an investment in our common units. The discussion of the principal Dutch tax consequences of the acquisition, holding, redemption and disposal of our common units set forth below is included for general information only.

This summary is based on Dutch tax legislation, published case law, treaties, rules, regulations and similar documentation in force as at the date hereof without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of the principal Dutch tax consequences described herein, it is assumed that:

- No individual holder of units ("Individual Holder") has a "substantial interest" in our partnership. Generally, an Individual Holder has a substantial interest if such Individual Holder, such Individual Holder's partner or certain other relatives, hold, alone or together, directly or indirectly, the ownership of, or certain rights over, units representing 5% or more of the total issued and outstanding capital or the issued and outstanding capital of any class of units in our partnership. An Individual Holder also has a substantial interest if such Individual Holder holds (i) the rights to acquire units, whether or not already issued, that represent at any time, and from time to time, 5% or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of units of our partnership, or (ii) certain profit participating certificates that relate to 5% or more of the annual profit of our partnership or to 5% or more

of the liquidation proceeds of our partnership. A deemed substantial interest is present if all or part of a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

- No corporate body holder of units ("Corporate Holder"), either directly or indirectly, holds an interest of 5% or more of the total issued capital of our partnership.

Dividend Withholding Tax

Distributions from our partnership are not subject to Dutch dividend withholding tax.

Corporate Income Tax and Individual Income Tax

Corporate Holders Resident in the Netherlands

If a Corporate Holder is subject to Dutch corporate income tax and the units are attributable to its (deemed) business assets, distributions on the units and the gains realized upon the disposal, transfer or alienation of the units are generally taxable in the Netherlands. Special rules apply to Corporate Holders that are Dutch qualifying pension funds, Dutch investment institutions (as defined in Article 28 of the Corporate Income Tax Act 1969) and other entities that are exempt from Dutch corporate income tax.

Individual Holders Resident in the Netherlands

Distributions derived from our partnership and actual gains realized upon the disposal, transfer or alienation of units by an Individual Holder are subject to individual income tax at the progressive rates, the maximum being 52%, if:

(i) the Individual Holder has an enterprise or an interest in an enterprise, to which enterprise or part thereof, as the case may be, units are attributable; or

(ii) such income or gains qualify as income from miscellaneous activities (*resultaat uit overige werkzaamheden*) within the meaning of Section 3.4 of the Income Tax Act 2001, which, for example, include activities with respect to units that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If neither condition (i) nor condition (ii) applies to the Individual Holder, the actual distributions derived from units and the actual gains realized upon the disposal, transfer or alienation of units will not be taxable as such. Instead, such Individual Holder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (*sparen en beleggen*) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" (*rendementsgrondslag*) within the meaning of Article 5.3 of the Income Tax Act 2001 at, generally, the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar as the average exceeds a certain threshold. The fair market value of units on, generally, January 1 and December 31 of each year will be included in the individual's yield basis. The fair market value on December 31 is determined by reference to the closing market price on Euronext Amsterdam N.V. on December 31 and this closing market price will also be used as the reference value for January 1 of the subsequent year.

Corporate Holders Resident Outside the Netherlands

A holder of common units, that is a legal entity, another entity with a capital divided into shares, an association, a foundation or a fund or trust, not resident or deemed to be resident in the Netherlands, will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by our partnership or in respect of any gain realized on the disposal of common

units, unless such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common units are attributable.

If the above-mentioned condition applies, income derived from the common units and gains realized on the common units will, in general, be subject to regular corporate income tax levied at a rate of 29.6% (25.5% over profits up to €22,689).

Individual Holders Resident Outside the Netherlands

An Individual Holder, not resident or deemed to be resident of the Netherlands, and who has not elected to be taxed as a resident of the Netherlands for Netherlands income tax purposes, will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by our partnership or in respect of any gain realized on the disposal of common units, unless:

(i) such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common units are attributable; and/or

(ii) such dividend or capital gain forms a benefit from miscellaneous activities in the Netherlands (*resultaat uit overige werkzaamheden in Nederland*) which would for instance be the case if the activities in the Netherlands with respect to the common units exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If either of the above-mentioned conditions (i) or (ii) applies, income or capital gains in respect of dividends distributed by our partnership or in respect of any gain realized on the disposal of common units will in general be subject to Netherlands income tax at the progressive rates, the maximum being 52%.

Gift and Inheritance Taxes

Holders of Common Units Resident in the Netherlands

Generally, gift and inheritance taxes will be due in the Netherlands in connection with the acquisition of units by way of gift by, or on the death of, a holder of units who is a resident or deemed to be a resident of the Netherlands at the time of the gift or of his or her death.

An individual of Dutch nationality is deemed to be a resident of the Netherlands for the purpose of the Dutch gift and inheritance tax if he or she has been a resident of the Netherlands during the ten years preceding the gift or of his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purpose of Dutch gift tax only if he or she has been residing in the Netherlands at any time during the twelve months preceding the time of the gift applicable tax treaties may override deemed residency.

Holders of Common Units Resident Outside the Netherlands

No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of common units by way of a gift by, or on the death of, a holder of common units who is neither resident, deemed to be resident nor has requested to be treated as a resident in the Netherlands for Netherlands inheritance and gift tax purposes, unless:

(i) such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common units are attributable; or

(ii) in the case of a gift of common units by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

Value Added Tax (VAT)

No Dutch value added tax, or VAT, arises in respect of the issuance, transfer or redemption of units or with regard to distributions on units.

Other Taxes and Duties

No capital tax, net wealth tax, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty will be due in the Netherlands by an Individual Holder or a Corporate Holder in respect of or in connection with the subscription, issue, placement, allotment or delivery of units.

Certain German Tax Considerations

Requalification of the Non-Voting Common Units, CFC Rules and Investment Taxation

This tax disclosure is based on the assumptions that the non-voting common units qualify as interests in the partnership and that the partnership qualifies as co-entrepreneurship (*Mitunternehmerschaft*) for German tax purposes. It cannot be ruled out that the non-voting common units are re-qualified as debt instruments for German tax purposes in which case any tax privilege for dividends and capital gains would be excluded.

Certain German Tax Considerations

The following summary describes certain German tax considerations of the acquisition, holding, redemption and disposition of our common units as of the date hereof. This summary deals only with investors who are resident or deemed to be resident in Germany. It does not represent a detailed description of all German tax considerations (e.g. solidarity surcharge and church tax is not covered) that may be relevant for a decision to acquire, hold, redeem or dispose of our common units. Each investor should therefore consult his or her own professional tax advisor with respect to the tax consequences of an investment in our common units. The discussion of the principal German tax consequences of the acquisition, holding, redemption and disposal of our common units set forth below is included for general information only.

This summary is based on German tax legislation, published case law, treaties, rules, regulations and similar documentation in force as at the date hereof without prejudice to any amendments or changes introduced at a later date and implemented with or without retroactive effect.

For purposes of these German tax considerations described herein a "Private Investor" is a German-resident individual whose residence or habitual abode is in Germany and a "Corporate Investor" is a German-resident corporation whose statutory seat or place of management is in Germany.

For purposes of the following summary, it is assumed that neither we nor our Managing General Partner is a resident or deemed to be a resident of Germany or have a German tax presence for German tax purposes.

Income Taxation

A Private Investor holding our common units as private assets will be subject to income tax at the progressive tax rate on the income generated by our partnership no matter whether or not that income

is distributed or retained. As a general rule, dividends and capital gains from the sale of shares are privileged under the half-income taxation method (*Halbeinkünfteverfahren*) pursuant to which the tax base for such income is halved. Therefore, to the extent our partnership generates such income a Private Investor, in principle, should benefit from this. However, with regard to the formal conditions to be additionally fulfilled in this respect please see at the end of this section.

A Corporate Investor will be subject to corporation tax on the income generated by our partnership no matter whether or not that income is distributed or retained. However, to the extent a Corporate Investor receives dividends and capital gains from the sale of shares such income should be 95% exempt from corporation tax subject, however, again to the formal conditions described below at the end of this section. The tax privilege does not apply to certain Corporate Investors, such as life or health insurance companies as well as credit institutions and financial service institutions which hold our common units in their trading book. The same exemption from the privilege applies to financial institutions holding our common units in order to realize short-term trading gains.

A Private Investor subject to German trade tax and a Corporate Investor ("German Entrepreneur") should not be subject to trade tax on the income generated by our partnership, since our partnership should either be viewed as carrying on a trade or business or be deemed to do so by virtue of its legal structure (so-called *gewerbliche Prägung*). Therefore, the entire income generated by our partnership should be exempt from trade tax at the level of a German Entrepreneur. However, if our partnership was carrying out asset-administration only (i.e. not carrying on a trade or business and not being deemed to do so), the income would be subject to trade tax at the level of a German Entrepreneur.

Upon redemption or disposition of the common units, investors will be taxed on the gain. With regard to a Private Investor, to the extent, the gain is based on the shares indirectly held by our partnership, a Private Investor can benefit from the half-income taxation method (*Halbeinkünfteverfahren*). With regard to a Corporate Investor, to the extent, the gain is based on the shares indirectly held by our partnership such gain is 95% exempt from tax. That privilege does not apply to certain Corporate Investors as described above. However, any privilege upon redemption or disposition described in this paragraph would be subject to the formal conditions set out at the end of this section.

Expenses and potential losses from the investment in our partnership might not or not fully be tax deductible. In particular, this might hold true where the income is exempt from German taxation or benefits from tax privileges, such as the half-income taxation method.

Our partnership will not provide the necessary information in order to fulfil the tax filing obligations of a German investor under German law. Therefore, in particular from a formal perspective it is unlikely that the German investor will receive the preferential tax treatment under the half-income taxation method as outlined in this tax section.

CFC Rules

If the income generated by portfolio companies held directly or indirectly by the partnership was of passive nature (in particular debt income) and subject to taxation at a rate of less than 25%, such income might be attributed to Private and Corporate Investors irrespective of its distribution under the CFC rules of the German Foreign Tax Act (*Außensteuergesetz*). For German Entrepreneurs this would also result in trade tax being levied on the income attributed. The application of the CFC rules would, in effect, eliminate the above-described tax privileges under the half-income taxation method (see *Income Taxation*).

Investment Tax Act

Our partnership takes the view that the German Investment Tax Act (*Investmentsteuergesetz*) should not apply to itself since, under a decree issued by the Federal Ministry of Finance (*Bundesfinanzministerium*) which is a mere interpretation of the law by the Ministry not binding upon the courts, foreign partnerships are by virtue of their legal form exempted from the German Investment Tax Act unless they fall within the category of a hedge fund or a fund of hedge funds for purposes of the German Investment Act. Our partnership itself should not be deemed to apply hedge fund strategies. However, to the extent our partnership directly or indirectly holds an interest in a fund within the meaning of the Investment Tax Act, the specific investment taxation as described below would apply with regard to such interest. There are indications that the investment structure of our partnership may have investments in entities to which the Investment Tax Act could apply since there are corporations involved in the structure that could not avail themselves of the exemption from the application of the Investment Tax Act provided for partnerships (other than those pursuing hedge fund strategies which always qualify as funds). The Investment Tax Act would apply to such entities that do not qualify as partnerships, if they do not exert entrepreneurial influence on their respective investments.

If and to the extent, the Investment Tax Act applies, investors would become subject to an unfavourable tax regime. In essence, under such tax regime Private and Corporate Investors would be taxed on all distributions and, in addition, annually on the higher of (i) 70% of the amount by which the last redemption price determined in the calendar year exceeds the first redemption price determined in the calendar year and (ii) 6% of the last redemption price determined in the calendar year. The portion of the excess amount to be assessed pursuant to these rules is deemed to have been distributed and to have accrued at the end of the relevant calendar year. This deemed income might be taken into consideration upon exit. However, upon exit, the unfavorable tax regime results in a taxation of an investor on deemed interim profit (*Zwischengewinn*) equal to 6% of its proceeds from the disposal or redemption of common units relative to its holding period during the calendar year of the disposal or redemption.

In principle, the CFC rules are not applicable if the Investment Tax Act applies. However, the situation might arise that the Investment Tax Act is to be applied within the application of the CFC rules or, in the case of double tax treaty protection against the Investment Tax Act, the CFC rules would supersede the treaty protection.

Gift and Inheritance Tax

In general, gift and inheritance taxes are levied in Germany in connection with the acquisition of our common units by way of gift by, or on the death of, a holder of our common units who is a resident or deemed to be a resident of Germany at the time of the gift or of his or her death. Gift and inheritance taxes are also levied if the investment is held in a German permanent establishment or with a permanent representative.

Other Taxes and Duties

No capital tax, net wealth tax, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty will be due in Germany by an Individual Holder or a Corporate Holder in respect of or in connection with the subscription, issue, placement, allotment or delivery of units.

United Kingdom Taxation Considerations

The taxation of income and capital gains of our partnership and investors is subject to the fiscal law and practice of Guernsey, Luxembourg, any jurisdiction in which our partnership or any subsidiary

of our partnership makes investments, any jurisdiction in which any subsidiary of our partnership through which investments are made is located and the jurisdictions in which investors are resident or otherwise subject to tax. The following general summary of the anticipated tax treatment in the United Kingdom does not constitute legal or tax advice and applies only to persons holding interests in our partnership as an investment.

The summary set out below:

(i) is based on current United Kingdom law and what is understood to be current HM Revenue and Customs practice; and

(ii) applies only to investors in our partnership that are resident and domiciled for tax purposes in the United Kingdom.

Prospective investors should consult their own professional advisers on the implications of making an investment in, holding or disposing of, interests in our partnership and the receipt of distributions with respect to such interests under the laws of the countries in which they are liable to taxation.

This summary is based on the taxation law and practice in force at the date of this offering memorandum but prospective investors should be aware that the relevant fiscal rules and practice or their interpretation may change. The following tax summary is not comprehensive and is not a guarantee to any investor of the tax results of investing in our partnership.

Our Partnership

It is anticipated that our partnership will be treated in practice as a transparent partnership for United Kingdom tax purposes, rather than as a unit trust scheme. A disposal of an interest in our partnership should not fall within the scope of the United Kingdom offshore funds legislation (provided that the shares in KKR PEI SICAR and the other underlying assets held for our partnership, including any assets held through one or more partnerships in which our partnership is an investor, do not themselves consist of interests in offshore funds which would fall within the scope of that legislation). On that basis, it is expected that the tax treatment of United Kingdom investors in our partnership will be as summarised below.

Investors

Investors who are United Kingdom taxpayers will be subject to income tax, capital gains tax or corporation tax on their proportionate share of income and gains arising from our partnership according to the profit sharing arrangements in the period in which the profit accrued, whether distributed or accumulated.

Taxation of Income

It is anticipated that, for United Kingdom tax purposes, HM Revenue & Customs will treat the shares in KKR PEI SICAR and the other underlying assets held for our partnership (including any assets held through one or more partnerships in which our partnership is an investor) as the investors' source of profits.

Subject to their specific circumstances, investors who are within the charge to United Kingdom income tax or corporation tax, being in both cases resident in the United Kingdom for tax purposes, will normally be liable to United Kingdom income tax or corporation tax in respect of their proportionate share of income arising to our partnership according to the profit sharing arrangements in the period in which the profit accrued, whether or not distributed, subject, in certain cases, to deduction of expenses properly incurred and paid by our partnership out of that income.

In respect of non-United Kingdom source income, investors resident in the United Kingdom may be entitled to credit relief under the provisions of any relevant double taxation agreement between the United Kingdom and the country of source of the income, or unilaterally under the provisions of Section 790 of the Income and Corporation Taxes Act 1988, or "ICTA".

Taxation of Capital Gains

Investors resident in the United Kingdom may, depending on their circumstances, be liable to United Kingdom tax on capital gains on their apportioned share of any gain arising on the disposal of investments held by our partnership (the shares in KKR PEI SICAR and the other underlying assets held for our partnership, including any assets held through one or more partnerships in which our partnership is an investor), whether or not such gains are distributed to investors. A repayment of capital by KKR PEI SICAR to our partnership would be a (part) disposal by the investors in our partnership of their interests in KKR PEI SICAR. A disposal of an interest in our partnership by a United Kingdom resident investor will also be treated as a disposal of a proportionate interest in the underlying assets of our partnership (the shares in KKR PEI SICAR and the other underlying assets held for our partnership, including any assets held through one or more partnerships in which our partnership is an investor) and may give rise to a liability to United Kingdom tax on capital gains.

Taxation of Corporate and Government Debt

Investors within the charge to United Kingdom corporation tax will normally be subject to tax as income on their share of all profits and gains arising from fluctuations in the value of and/or interest arising in respect of any debt securities (or investments treated as debt securities) held by our partnership (including any such securities held through one or more partnerships in which our partnership is an investor), broadly in accordance with the investor's accounting treatment. Such investors will generally be charged in each accounting period by reference to interest and any profit or loss which, in accordance with the investor's accounts, is applicable to that period. Fluctuations in value relating to foreign exchange gains and losses and profits and gains relating to certain swaps, options, futures and currency transactions will also be brought into account as income.

Anti-Avoidance

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of Sections 739 to 745 of ICTA. These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of our partnership on an annual basis.

ICTA also contains provisions which subject certain United Kingdom resident companies to corporation tax on profits of companies not so resident in which they have an interest. The provisions affect United Kingdom resident companies which are deemed to be interested in at least 25 per cent. of the profits of a non-resident company which is controlled by residents of the United Kingdom and which does not distribute substantially all of its income and is resident in a low tax jurisdiction. If KKR PEI SICAR distributes substantially all of its income, it is not anticipated that this legislation will have any material effect on United Kingdom resident corporate shareholders. The legislation is not directed towards the taxation of capital gains.

It is likely that the interests in our partnership will be such that KKR PEI SICAR and other companies controlled by it (including through one or more partnerships in which our partnership is an investor) will be companies which fall within Section 13 of the Taxation of Chargeable Gains Act 1992 (i.e. companies which are resident for tax purposes outside the United Kingdom but would be close companies if they were resident for tax purposes in the United Kingdom). Where this Section applies,

chargeable gains accruing to such companies or to other companies controlled by them will be apportioned to investors who are resident and, in the case of individuals, domiciled in the United Kingdom, who may thereby become chargeable to capital gains tax or corporation tax on chargeable gains on the gains so apportioned to them.

Swiss Taxation Considerations

The following summary describes certain Swiss tax considerations of the acquisition, holding, redemption and disposition of our common units as of the date hereof under Swiss domestic tax law. This summary deals only with investors who are resident or are deemed to be resident in Switzerland for Swiss tax purposes. This summary does not represent a detailed description of all Swiss tax considerations that may be relevant to a decision to acquire, hold or dispose of our common units. Each investor should consult his or her own professional tax advisor with respect to the tax consequences of an investment in our common units. The discussion of the principal Swiss tax consequences of the acquisition, holding, redemption and disposal of our common units set forth below is included for general information only.

This summary is based on Swiss tax legislation, published case law, treaties, rules, regulations and similar documentation in force as at the date hereof without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of the principal Swiss tax consequences described herein, it is assumed that:

- Neither our partnership nor the Managing General Partner is a resident or deemed to be a resident of Switzerland for Swiss tax purposes.
- We expect that our units are treated, for Swiss tax purposes, as interests in a fund-like investment structure.

Federal Withholding Tax

Distributions from our partnership are not subject to Federal withholding tax.

Corporate Income Tax and Individual Income Tax

Business Assets (Geschäftsvermögen)

Swiss resident companies and individuals holding the units as business assets as well as Swiss permanent establishments of non-Swiss resident taxpayers are in general taxed according to Swiss statutory accounting principles (*Buchwertprinzip*). According to the current practice, they will have to include any distribution on the units and any book gains or losses realized upon the sale or redemption of units in their taxable net income for Swiss income tax purposes. Since the units will be the listed on Euronext Amsterdam N.V.'s Eurolist by Euronext, the book value of the unit may be determined based on market price. A revaluation of the unit above the respective book value may trigger taxable income for Swiss income tax purposes.

Private Assets (Privatvermögen)

According to Swiss tax laws and practice, the common units will be taxed in either of the following ways:

(i) If annual financial reporting (see below "—Tax Consequences to Other Non-U.S. Unitholders in Their Respective Home Countries") provides information on capital gains on one side and investment income (interest and dividends) on the other side, capital gains are tax-free whereas investment income, whether distributed or retained, is subject to Swiss income taxes at the level of Swiss resident individuals who hold the units as private assets.

(ii) If annual financial reporting (see below "Tax consequences to Non-U.S. Unitholders in Their Respective Home Countries") does not provide information on capital gains on one side and investment income (interest and dividends) on the other side, you should consult with your tax advisor. We expect that you will be taxed based by way of unfavorable administrative discretionary power (estimation of taxable income by the Swiss tax authorities).

Capital gains realized upon the sale or redemption of the units by Swiss resident individuals who hold the units as private assets are exempt from Swiss income taxes. However, income tax may arise if the gain is deemed to be realized in connection with a professional trading activity and, thus, the units are treated as business assets (see above).

Cantonal Gift and Inheritance Taxes

Cantonal gift and inheritance taxes (*Schenkungs- und Erbschaftssteuern*) might be due in Switzerland in connection with the acquisition of units by way of gift by, or on the death of, a holder of units who is a resident or deemed to be a resident in Switzerland at the time of the gift or of his or her death.

Cantonal / Communal Wealth Tax

Units held by Swiss resident individuals are included in the taxable net worth and are subject to Cantonal / Communal wealth taxes (*Vermögenssteuer*).

Federal Value Added Tax

No Swiss value added tax (*Mehrwertsteuer*) arises in respect of the issuance, transfer or redemption of units or with regard to distributions on units.

Federal Issuance and Turnover Stamp Duty

The issuance of units is not subject to Federal issuance stamp duty (*Emissionsabgabe*). However, the issuance of the units is subject to Federal turnover stamp duty (*Umsatzabgabe*) at a half rate of currently 0.15% calculated on the sale proceeds, if such sale is made by or through the intermediation of a bank, broker or other securities dealer, as defined in the Federal Stamp Tax Act, residing in Switzerland or Liechtenstein, unless an exception applies.

The transfer of units is subject to Federal turnover stamp duty at a half rate of currently 0.15% calculated on the sale proceeds, if such sale is made by or through the intermediation of a bank, broker or other securities dealer, as de-fined in the Federal Stamp Tax Act, residing in Switzerland or Liechtenstein, unless an exception applies. The redemption of units is not subject to Federal turnover stamp duty.

Foreign Withholding Taxes

As the case may be, certain foreign withholding taxes may be deducted from the income received by the Issuer. The Swiss investors may be entitled to a partial reimbursement of such foreign withholding taxes. The Swiss investors should consult with their tax advisors about the possibility and procedure to obtain such a reimbursement.

EC Savings Tax Retention

As mentioned above, distributions from our partnership are not subject to Federal withholding tax. However, with respect to distributions and capital gains realized upon the sale or redemption of the units the provisions of the Savings Tax Agreement between the EC and Switzerland might be applicable. The European Community (EC) has negotiated with certain states, namely Switzerland,

Liechtenstein, Monaco, Andorra and San Marino, the introduction of "equivalent measures", as within the EC, regarding the taxation of savings income in the form of interest payments. In particular, on October 26, 2004, the EC and Switzerland signed an agreement on the taxation of savings income by way of a savings tax retention (*EG Steuerrückbehalt*) or a voluntary reporting in the case of transaction between individuals residing in EC Member States and paying agents in Switzerland. This agreement entered into force on July 1, 2005. Based on this agreement, Switzerland introduced a EC savings tax retention on interest payments or other similar income paid by a paying agent within Switzerland to EC resident individuals. The EC savings tax retention is currently applied at a rate of 15% (July 1, 2005 to June 30, 2008), and will be applied at a rate of 20% (July 1, 2008 to June 30, 2011) and 35% (from July 1, 2011 onwards), respectively. The beneficial owner of the interest payments will be entitled to a refund of the retention, if certain conditions are met. Instead of the EC savings tax retention system, the affected EC individuals have the option for voluntary disclosure. In this case, information related to their savings income in the form of interest payments is reported to the tax authorities of their country of residence. Swiss resident investors are not concerned by the EC Savings Tax Retention.

Japanese Tax Considerations

The following summary describes certain Japanese tax considerations regarding the acquisition, holding, redemption and disposition of the common units as of the date of this offering memorandum. This summary deals only with investors which are corporations resident in Japan. This summary does not represent a detailed description of all Japanese tax considerations that may be relevant to a decision to acquire, hold, redeem or dispose of the common units. Each investor should consult its own professional tax advisor with respect to the tax consequences of an investment in the common units. The discussion of the principal Japanese tax consequences of the acquisition, holding, redemption and disposal of the common units set forth below is included for general information purposes only.

The statements regarding Japanese tax laws set forth below are based on the Japanese tax laws or regulations in force and as interpreted by the Japanese tax authorities as of the date hereof without prejudice to any amendments introduced at a later date or any changes in interpretation occurring at a later date.

For the purpose of the principal Japanese tax consequences described herein, it is assumed that:

- Neither the partnership nor the Managing General Partner is a resident of Japan for Japanese tax purposes.
- The Managing General Partner has no permanent establishment in Japan.
- No corporate body holder of units ("Unit Holder"), either directly or indirectly, holds, alone or together with associated parties, an interest of 5% or more of the total issued and outstanding units of the partnership.

Japanese Tax Treatment of the Partnership

Generally, there is no statutory provision under Japanese tax laws regarding the tax treatment of a limited partnership formed under a foreign law. In practice, however, if and to the extent that the limited partnership agreement and the legal characteristics of the entity formed pursuant thereto are considered to be similar to those of a Nin'i-Kumiai organized under the Japanese Civil Code, the limited partnership is generally treated as a Nin'i-Kumiai for Japanese tax purposes. The property of a Nin'i Kumiai is co-owned by its partners proportionately to their ownership interests in the Nin'i Kumiai and the Nin'i Kumiai is treated as fiscally transparent for Japanese tax purposes. Thus, if and to the extent that the legal characteristics of the limited partnership are similar to those of a Nin'i Kumiai, the Unit Holder is generally treated as if it owned a proportionate share of the underlying investments of the partnership directly.

Corporate Income Tax

The Unit Holder is generally subject to Japanese corporate income tax for dividends, interest and capital gains realized at the level of the partnership, regardless of whether any of those gains are distributed to its partners, at a rate of approximately 42%. Unit Holders may be entitled to tax credits in respect of the Japanese or foreign withholding taxes imposed on distributions from the underlying investments to the partnership. Losses realized at the level of the partnership are in principle tax deductible in the hands of the Unit Holder, provided however that, assuming that the Unit Holder does not participate in the control or management of the business of the partnership, such losses in excess of the adjusted tax basis of the Unit Holder are generally non-deductible.

Unit Holders which are pension funds typically qualify as public corporations (as defined under article 2(v) of the Corporation Tax Law) or charitable corporations (as defined under article 2 (vi) of the Corporation Tax Law), in which case they are generally exempt from Japanese corporate income tax on investment income.

Singapore Tax Considerations

The following summary describes certain Singapore income tax, goods and services tax ("GST"), stamp duty and estate duty consequences of the acquisition, ownership, redemption and disposal of our common units or RDUs by investors who are resident or based in Singapore. The discussion below is not intended to constitute a complete analysis of all the tax consequences relating to the acquisition, ownership, redemption and disposal of the common units or RDUs by any person. Each prospective investor in our common units or RDUs should therefore consult its own tax advisors concerning the tax consequences of an investment in our common units or RDUs.

This summary is based on Singapore laws, regulations and interpretations now in effect and available as of the date of this offering memorandum. These laws, regulations and interpretations, however, may change at any time, and any change could be retroactive. These laws and regulations are also subject to various interpretations and the relevant tax authorities or the courts could disagree with the explanations or conclusions set out below.

For the purpose of the discussion of Singapore tax considerations described herein, it is assumed that:

(i) Neither our partnership nor the Managing General Partner is a resident of or carrying on business or trading activities in Singapore for Singapore income tax purposes;

(ii) Any investments in shares and stocks of Singapore-incorporated companies or any immovable property in Singapore will be made by us only through KKR PEI SICAR S.a.r.l. directly or indirectly, and KKR PEI SICAR S.a.r.l. or any subsidiary through which the investment is made will be the legal and beneficial owner of such assets and KKR PEI SICAR S.a.r.l. is a limited liability company incorporated in Luxembourg and not resident in or carrying on business or trading activities in Singapore for Singapore tax purposes and the stock of KKR PEI SICAR S.a.r.l. is not registered in any register kept in Singapore; and

(iii) our partnership does not invest, directly or indirectly, in shares or stocks of any other corporation, company, or body of persons incorporated, formed or established outside Singapore where the stock is registered in a register kept in Singapore.

Income Tax

In General

Singapore imposes tax on gains of an income nature but does not impose tax on gains of a capital nature.

Singapore tax resident corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and on foreign income received or deemed received in Singapore. However, foreign income in the form of branch profits, dividends and service income ("specified foreign income") received or deemed received in Singapore on or after 1 June 2003 by a resident taxpayer is exempt from income tax if the following conditions are met:

(i) the income is subject to tax of a similar character to Singapore income tax under the law of the jurisdiction from which such income is received;

(ii) at the time the income is received in Singapore, the highest rate of tax of a similar character to Singapore income tax in the jurisdiction from which the income is received is at least 15%; and

(iii) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the recipient of the income.

The "subject to tax condition" in (i) above is met where, in the case of dividends paid by a company resident in the territory from which the dividends are received, tax is paid in that territory by such company in respect of its income out of which such dividends are paid or tax is paid on such dividends in that territory from which such dividends are received.

As a concession, the "subject to tax condition" in (i) above has, with effect from 30 July 2004, been treated as met for specified foreign income exempted from tax in the foreign jurisdiction under a tax incentive granted for carrying out substantive business activities in that jurisdiction. Non-Singapore tax resident corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign income received or deemed received in Singapore, subject to certain exceptions.

All foreign-sourced income received or deemed received in Singapore by a Singapore tax resident individual (except income received through a partnership in Singapore) on or after 1 January 2004 will be exempt from Singapore income tax if the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the individual. Certain investment income derived from Singapore sources by individuals on or after 1 January 2004 will also be exempt from Singapore income tax.

Non-Singapore tax resident individuals, subject to certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore.

A corporate entity is regarded as tax resident in Singapore if its business is controlled and managed in Singapore (for example, if the board of directors meets and conducts the company's business in Singapore). An individual is regarded as tax resident in Singapore if the individual is physically present in Singapore or exercised employment in Singapore (other than as a director of a company) for 183 days or more in the calendar year preceding the year of assessment, or if the individual ordinarily resides in Singapore.

The current corporate tax rate in Singapore is 20%. In addition, 75% of up to the first S$10,000 of a company's normal chargeable income, and 50% of up to the next S$90,000 is exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at 20%. The above partial tax exemption will not apply to Singapore dividends received by companies.

Singapore tax-resident individuals are subject to tax based on progressive rates, currently ranging from 0% to 21% (for Year of Assessment 2006). The Minister for Finance has, in the 2006 Budget

Statement delivered on 17 February 2006, proposed to reduce the top individual marginal tax rate from 21% to 20% in the Year of Assessment 2007, with corresponding reduction in marginal tax rates for other income tax brackets.

Non-Singapore resident individuals are generally subject to tax at a rate equivalent to the prevailing corporate tax rate.

Treatment of Income and Distributions

It is not clear whether our partnership will be treated as a tax-transparent vehicle as a limited partnership is not recognised under Singapore law. We accordingly set out below the tax treatment of income from our partnership and distributions on our common units or RDUs derived by Singapore entities, depending on whether our partnership is deemed to be a tax-transparent vehicle or not for Singapore tax purposes.

If Our Partnership is Treated as Tax-Transparent

In the event that our partnership is treated as a tax-transparent vehicle, the income of our partnership may be attributed directly to the holders of our common units or RDUs, and such income may then be subject to Singapore tax in the hands of the holders of our common units or RDUs if the income is derived from Singapore, or received in Singapore. As our partnership and the Managing General Partner are not resident in Singapore and not carrying on business or trading activities in Singapore for Singapore tax purposes, there should not generally be any Singapore tax on the income of the partnership attributed directly to the holders of our common units or RDUs, unless the income is received in Singapore.

Individuals (whether resident in Singapore or not) would not be taxed on such income received in Singapore, due to the tax exemption available for income arising from sources outside Singapore and received in Singapore by individuals (excluding income derived through a partnership in Singapore). Corporate holders of our common units or RDUs would be taxed on such income upon remittance into Singapore, unless such income (depending on the factual circumstances) meets the conditions for exemption of specified foreign income mentioned above. However, such income received in Singapore by corporate investors who are not tax resident in Singapore and who have no business presence in Singapore will generally not be subject to tax in Singapore.

If Our Partnership Is not Treated as Tax-transparent

In the event that our partnership is not treated as a tax-transparent vehicle, the income of our partnership should not be attributed directly to the holders of our units or RDUs. However, as our partnership and the Managing General Partner are not resident in Singapore and not carrying on business or trading activities in Singapore for Singapore tax purposes, distributions from our partnership to holders of our common units or RDUs should generally be regarded as foreign-sourced income which is subject to Singapore income tax only if the income is received in Singapore, unless our common units or RDUs are held as part of a trade or business carried out in Singapore in which event the holders of such common units or RDUs may be taxed on such distributions as they are derived.

Where the distributions from our partnership to holders of our common units or RDUs are regarded as foreign-sourced income:

- Individuals (whether resident in Singapore or not) would not be taxed on such distributions in Singapore, even if such income is received in Singapore due to the tax exemption available for income arising from sources outside Singapore and received in Singapore by individuals (excluding income derived through a partnership in Singapore);

- It is not clear whether corporate holders of our common units or RDUs would be taxed on such distributions upon remittance into Singapore, as it is uncertain whether such distributions would be treated as specified foreign income exempt from tax as described above; and
- Such distributions received in Singapore by corporate investors who are not tax resident in Singapore and who have no business presence in Singapore will generally not be subject to tax in Singapore.

Gains on Disposal of our Common Units or RDUs

Singapore currently does not impose tax on capital gains. However, there are no specific laws or regulations which deal with the characterization of gains. In general, gains may be construed to be of an income nature and subject to Singapore income tax if they arise from activities which the Singapore Comptroller of Income Tax regards as the carrying on of a trade or business in Singapore.

Stamp Duty

Stamp duty is payable in Singapore on instruments relating to shares and stocks, and on immovable property situated in Singapore.

However, an instrument for the transfer on sale or by way of gift of any shares or stocks issued by or on behalf of any government or State, other than the Government of Singapore, or of any shares or stocks issued by or on behalf of any corporation, company, or body of persons incorporated, formed or established outside Singapore is exempt from duty, except where such shares or stocks are registered in a register kept in Singapore.

Also, no stamp duty payable in Singapore unless a stampable instrument is executed in Singapore or received in Singapore after execution.

Furthermore, if our partnership only holds shares and stocks of Singapore-incorporated companies (and any immovable property in Singapore) directly or indirectly through KKR PEI SICAR S.a.r.l. and assuming that our partnership otherwise does not invest, directly or indirectly, in shares or stocks of a corporation, company, or body of persons incorporated, formed or established outside Singapore where the stock is registered in a register kept in Singapore, no Singapore stamp duty would arise on the issuance, sale or redemption of our common units or RDUs.

Estate Duty

Singapore estate duty is imposed on the value of immovable property situated in Singapore and on movable property, wherever it may be, passing on the death of individuals who are domiciled in Singapore at the time of their death, subject to certain exemption limits.

Estate duty is imposed only in respect of immovable property situated in Singapore passing on the death of individuals who are not domiciled in Singapore at the time of their death (on or after 1 January 2002).

Accordingly, our common units or RDUs are only subject to Singapore estate duty if they pass upon the death of an individual who is domiciled in Singapore at the time of death. In such a case, Singapore estate duty is payable to the extent that the value of our common units or RDUs aggregated with any other dutiable assets exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed as follows:-

First S$12,000,000	5%
Excess over S$12,000,000	10%

Goods and Services Tax

In brief, Singapore generally imposes 5% GST on taxable supplies[(1)] of goods and services made in Singapore by a taxable person (i.e. person who is a registered or required to register for GST) in the course or furtherance of a business. In the case of services, a supply is made in Singapore where the supplier is a person belonging in Singapore (within the meaning of Section 15 of the GST Act).

A subscription for cash by a GST-registered investor in our common units or RDUs should not be regarded as a supply by the investor. Likewise, a redemption of our common units or RDUs or a distribution on our common units or RDUs should not be supplies by the investor.

The Singapore GST treatment of a transfer by a GST-registered investor of our common units or RDUs (being an interest in a limited partnership[(2)] constituted outside Singapore) is not clear, has not been subject of any local judicial decision or ruling by the Inland Revenue Authority of Singapore, and may also depend on the circumstances of the particular investor. A transfer of a limited partnership interest may be outside the scope of GST on the basis that the transfer either does not constitute a supply (for example where a transfer is made for no consideration) or is not made in the course or furtherance of a business. If a transfer by a GST-registered person is regarded as a supply made in the course or futherance of a business, it is also not settled whether the transfer will be regarded by the IRAS as constituting a taxable supply subject to GST or an exempt supply, although it may be noted that no specific provision for partnership interests is found in the Fourth Schedule to the GST Act which lists the categories of exempt supplies. In the event that our common units or RDUs are regarded as supplied by a GST-registered investor in the course or furtherance of a business to a person belonging outside Singapore and that person is outside Singapore when the sale is executed, the sale should generally be considered a taxable supply subject to GST at 0% and any input GST incurred by the GST-registered investor in making such a zero-rated supply can, subject to and in accordance with the provisions of the GST Act, be recoverable from the Singapore Comptroller of GST. In circumstances where our common units or RDUs are supplied by a GST-registered investor in the course or furtherance of a business to a person belonging in Singapore, and such supply is not regarded as an exempt supply, the supply would attract 5% GST.

Tax Consequences to Other Non-U.S. Unitholders in Their Respective Home Countries

Other non-U.S. unitholders may be subject to special tax consequences in their respective home countries. For example, we may not provide tax information to such non-U.S. unitholders in the form required by the tax laws of their home countries or provide all information that such laws require. Non-U.S. unitholders are therefore urged to consult with their tax advisors about the tax implications of an investment in us in their home countries.

(1) I.e any supply of goods and services other than exempt supplies (such as a financial services, specified in the Fourth Schedule to the Goods and Services Tax Act, Cap. 117A of Singapore ("GST Act")).

(2) Singapore also does not have any domestic "limited partnership" structure.

TRANSFER RESTRICTIONS

We have elected to impose the restrictions described below on the global offering and on the future trading of our common units and the RDUs so that we will not be required to register the offer and sale of our common units and the RDUs in the global offering under the U.S. Securities Act, so that we will not have an obligation to register as an investment company under the U.S. Investment Company Act and related rules and to address certain ERISA, U.S. Internal Revenue Code and other considerations. These transfer restrictions, which will remain in effect until we determine in our sole discretion to remove them, may adversely affect the ability of holders of our common units and the RDUs to trade such securities. Due to the restrictions described below, purchasers in the United States and U.S. persons (as defined in the U.S. Securities Act) are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of our common units or the RDUs. We, our Managing General Partner, the depositary and our agents will not be obligated to recognize any resale or other transfer of common units or the RDUs made other than in compliance with the restrictions described below.

Transfer Restrictions Applicable to Our Common Units

Restrictions Due to Lack of Registration under the U.S. Securities Act

Our common units have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. Our common units are being offered and sold in the global offering outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the U.S. Securities Act. Each purchaser of our common units in the global offering, by acquiring our common units or a beneficial interest therein, will be deemed to have represented, agreed and acknowledged that it is outside the United States and not a U.S. person.

U.S. Investment Company Act Restrictions

We have not been and do not intend to become registered as an investment company under the U.S. Investment Company Act and related rules. Our common units and any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. persons, except to persons who are qualified purchasers (as defined in the U.S. Investment Company Act and related rules). Each purchaser of our common units in the global offering and each subsequent transferee, by acquiring our common units or a beneficial interest therein, will be deemed to have represented, agreed and acknowledged that (1) it is either (A) outside the United States and not a U.S. person or (B) a qualified purchaser and that (2) it will not offer, resell, pledge or otherwise transfer our common units or a beneficial interest therein in the United States or to a U.S. person other than to a qualified purchaser.

We, our Managing General Partner, the depositary and our agents may require any U.S. person or any person within the United States who is required to be a qualified purchaser but is not a qualified purchaser at the time it acquires our common units or a beneficial interest therein to transfer its common units or such beneficial interest immediately to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act or (2) to a person (A) that is within the United States or that is a U.S. person and (B) who is a qualified purchaser and makes certain representations. Pending such transfer, we are authorized to suspend the exercise of any special consent rights, any rights to receive notice of, or attend, a meeting of our partnership and any rights to receive distributions with respect to such common units. If the obligation to transfer is not met, we are irrevocably authorized, without any obligation, to transfer the limited partner interest to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S or (2) a person that is in the United States or a U.S. person and who is a qualified purchaser and, if such common units are sold, are obligated to distribute the net proceeds to the entitled party.

ERISA, U.S. Internal Revenue Code and Other Restrictions

Our common units and any beneficial interests therein may not be acquired or held by investors using assets of any Plan (as defined in "Certain ERISA Considerations"). Each purchaser of our common units in the global offering and each subsequent transferee, by acquiring our common units or a beneficial interest therein, will be deemed to have represented, agreed and acknowledged that no portion of the assets used to acquire or hold its interest in the common units constitutes or will constitute the assets of any Plan.

Our limited partnership agreement provides that any purported acquisition or holding of our common units or a beneficial interest therein in contravention of the restriction described in the representation set forth in the immediately preceding paragraph will be void and have no force and effect. If, notwithstanding the foregoing, a purported acquisition or holding of our common units or a beneficial interest therein is not treated as being void for any reason, the common units or such beneficial interest will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such common units.

Legends on Common Units

Our common units will bear the following legend:

KKR Private Equity Investors, L.P. (the "Partnership") has not been and will not be registered under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act"). This security and any beneficial interest herein may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. persons, except to persons who are qualified purchasers (as defined in the U.S. Investment Company Act and related rules, a "Qualified Purchaser"). By acquiring this security or a beneficial interest herein, each acquirer shall be deemed to represent, warrant and agree with the Partnership that: (1) it is either: (A) outside the United States and not a U.S. person or (B) a Qualified Purchaser; (2) it will not offer, resell, pledge or otherwise transfer this security or a beneficial interest herein in the United States or to a U.S. person other than to a Qualified Purchaser; and (3) no portion of the assets used by it to purchase, and no portion of the assets used by it to hold, this security or a beneficial interest herein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") or any other state, local, non-U.S. or other laws or regulations that would have the same effect as regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101 to cause the underlying assets of the Partnership to be treated as assets of that investing entity by virtue of its investment (or any beneficial interest) in the Partnership and thereby subject the Partnership and its general partner (or other persons responsible for the investment and operation of the Partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan"). The Partnership and its agents shall not be obligated to recognize any resale or other transfer of this security or any beneficial interest herein made other than in compliance with these restrictions.

The Partnership and its agents may require any person within the United States or any U.S. person who is required under these restrictions to be a Qualified Purchaser but who is not a Qualified Purchaser at the time it acquires this security or a beneficial interest herein to transfer this security or such beneficial interest either (A) to a person or entity that is in the United States or a U.S. person and who is a Qualified Purchaser or (B) to a non-U.S. person in an offshore transaction.

Transfers of this security or any interest herein to a person using assets of a Plan to purchase or hold this security or any interest herein will be void and of no force and effect and will not operate to transfer any rights to such person notwithstanding any instruction to the contrary to the Partnership or any of its agents. If any such transfer is not treated as being void for any reason, this security or such interest herein

will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in this security.

The terms "U.S. person" and "offshore transaction" shall have the meanings set forth in Regulation S under the U.S. Securities Act of 1933, as amended.

Transfer Restrictions Applicable to the RDUs

Restrictions Due to Lack of Registration under the U.S. Securities Act

Neither the RDUs nor the common units represented thereby have been or will be registered under the U.S. Securities Act or any other applicable law of the United States. The RDUs may not be offered or sold within the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Each person who is within the United States or a U.S. person and who purchases RDUs in the global offering from the managers must be a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act) and must execute and deliver a Purchaser's Letter in the form set forth in Appendix B to this offering memorandum. Each person who is within the United States or a U.S. person and who purchases RDUs directly from us must be an accredited investor (as defined in Rule 501(a) under the U.S. Securities Act) and must execute and deliver a Subscription Agreement in the form set forth in Appendix C to this offering memorandum. The Purchaser's Letter and the Subscription Agreement include certain written representations, agreements and acknowledgements relating to the transfer restrictions described herein.

The RDUs and any beneficial interests therein may not be reoffered, resold, pledged or otherwise transferred to a transferee that is in the United States or that is a U.S. person, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Each subsequent transferee of RDUs who is within the United States or a U.S. person will be required to execute and deliver a U.S. Transferee's Letter in the form set forth in Appendix D to this offering memorandum. Common units that are represented by RDUs and any beneficial interests therein may be transferred only to a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act and only upon the surrender by the transferor of the RDRs evidencing such RDUs and the execution and delivery by the transferor of a Surrender Letter in the form set forth in Appendix E to this offering memorandum. The U.S. Transferee's Letter and the Surrender Letter include certain written representations, agreements and acknowledgements relating to the transfer restrictions described herein. In addition, except in the case of (1) a transfer of RDUs in accordance with Rule 144A to a qualified institutional buyer who executes and delivers a U.S. Transferee's Letter or (2) a transfer of common units represented by RDUs to a non-U.S. person in an offshore transaction in accordance with Regulation S where the transferor executes and delivers a Surrender Letter, we and the designated depositary may, in connection with a transfer of RDUs or common units represented thereby, require the delivery of an opinion of counsel to ensure compliance with the U.S. Securities Act and additional certifications or information relating to the transfer.

U.S. Investment Company Act Restrictions

We have not been and do not intend to become registered as an investment company under the U.S. Investment Company Act and related rules. The RDUs, the common units represented thereby and any beneficial interest therein may not be offered or sold in the global offering or reoffered, resold, pledged or otherwise transferred in the United States or to U.S. persons, except to persons who are qualified purchasers (as defined in the U.S. Investment Company Act and related rules). Each person who is within the United States or a U.S. person and who purchases RDUs in the global offering from the managers or from us will, by executing and delivering a Purchaser's Letter or a Subscription Agreement, represent, agree and acknowledge in writing that it is a qualified person. Each subsequent transferee who is within the United States or a U.S. person will, by executing and delivering a U.S. Transferee's Letter, agree and acknowledge in writing that it is a qualified purchaser.

We, our Managing General Partner, the depositary and our agents may require any U.S. person or any person within the United States who is required to be a qualified purchaser but is not a qualified purchaser at the time it acquires the RDUs, our common units or a beneficial interest therein to transfer such securities or such beneficial interest immediately to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act or (2) to a person (A) that is within the United States or that is a U.S. person and (B) who is a qualified purchaser and makes certain representations. Pending such transfer, we are authorized to suspend the exercise of any special consent rights, any rights to receive notice of, or attend, a meeting of our partnership and any rights to receive distributions with respect to such securities. If the obligation to transfer is not met, we are irrevocably authorized, without any obligation, to transfer such securities to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S or (2) a person that is in the United States or a U.S. person and who is a qualified purchaser and, if such securities are sold, are obligated to distribute the net proceeds to the entitled party.

ERISA, U.S. Internal Revenue Code and Other Restrictions

The RDUs, the common units represented thereby and any beneficial interest therein may not be acquired or held by investors using assets of any Plan (as defined in "Certain ERISA Considerations"). Each purchaser of RDUs and each subsequent transferee will, by executing and delivering a Purchaser's Letter, a Subscription Agreement or a U.S. Transferee's Letter, represent, agree and acknowledge in writing that no portion of the assets used to acquire or hold its interest in the common units constitutes or will constitute the assets of any Plan.

Our limited partnership agreement provides that any purported acquisition or holding of the RDUs, the common units represented thereby or a beneficial interest therein in contravention of the restriction described in the representation set forth in the immediately preceding paragraph will be void and have no force and effect. If, notwithstanding the foregoing, a purported acquisition or holding of the RDUs, the common units represented thereby or a beneficial interest therein is not treated as being void for any reason, the RDUs, the common units represented thereby or such beneficial interest therein will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such securities.

Legends on RDRs Evidencing RDUs

The RDRs evidencing the RDUs offered hereby will bear the following legend:

The restricted depositary units (the "RDUs") evidenced hereby and the common units (the "Common Units") of KKR Private Equity Investors, L.P. (the "Partnership") represented thereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws in the United States, and the Partnership has not been and will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act"). These securities and any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred, except:

(1) in an offshore transaction in accordance with Regulation S under the U.S. Securities Act ("Regulation S") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDUs and delivery of a written certification that such transferor is in compliance with the requirements of this clause (1). The terms "U.S. person" and "offshore transaction" shall have the meanings set forth in Regulation S;

(2) in a transaction, that is exempt from the registration requirements of the Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is (i) all of the following: (a) a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act), (b) not a broker-dealer that owns and invests on discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a)(1)(i)(d), (e) or (f) of Rule 144A under the U.S. Securities Act; or (ii) acquiring such securities pursuant to another

available exemption from the registration requirements of the Securities Act, subject to the right of the Partnership and the designated depositary (the "Depositary") to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a qualified purchaser (as defined in the U.S. Investment Company Act and related rules, a "Qualified Purchaser");

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDUs, the Common Units represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "U S. Internal Revenue Code") or any other state, local, non-U.S. or other laws or regulations that would have the same effect as regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101 to cause the underlying assets of the Partnership to be treated as assets of that investing entity by virtue of its investment (or any beneficial interest) in the Partnership and thereby subject the Partnership and its general partner (or other persons responsible for the investment and operation of the Partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan"); and

(D) such transferee is acquiring the RDUs, the Common Units represented thereby and any beneficial interest therein for its own account as principal, or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or

(3) to the Partnership or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the property of the holder of these securities or the property of any investor account or accounts on behalf of which such holder holds these securities be at all times within the control of such holder or of such accounts and subject to compliance with any applicable state securities laws.

The Partnership, the Depositary and their respective agents shall not be obligated to recognize any resale or other transfer of these securities or any beneficial interest therein made other than in compliance with these restrictions. The Partnership and the Depositary may require any U.S. person or any person within the United States who is required by these restrictions to be a Qualified Purchaser, but is not, to transfer these securities or such beneficial interest either (A) to a person or entity that is in the United States or a U.S. person and who is a Qualified Purchaser or (B) to a non-U.S. person in an offshore transaction. Pending such transfer, the Partnership is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDUs and the Common Units represented thereby and the right to receive distributions in respect of the relevant RDUs and the Common Units represented thereby. If the obligation to transfer is not met, the Partnership is irrevocably authorized, without any obligation, to transfer the RDUs or the Common Units represented thereby, as applicable, in a manner consistent with these restrictions and, if such RDUs or Common Units are sold, the Partnership shall be obliged to distribute the net proceeds to the entitled party.

Transfers of these securities or any interest therein to a person using assets of a Plan to purchase or hold such securities or any interest therein will be void and of no force and effect and will not operate to transfer any rights to such person notwithstanding any instruction to the contrary to the Partnership, the designated depositary or their respective agents. If any such transfer is not treated as being void for any reason, these securities or such interest therein will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in these securities.

CERTAIN ERISA CONSIDERATIONS

General

The following is a summary of certain considerations associated with the purchase of the common units and the RDUs by an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code or provisions under any Similar Law, and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan"). This summary is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the common units or the RDUs on behalf of, or with the assets of, any employee benefit plan, consult with their counsel to determine whether such employee benefit plan is subject to Title I of ERISA, Section 4975 of the U.S. Internal Revenue Code or any Similar Laws.

ERISA and the U.S. Internal Revenue Code do not define "plan assets." However, the Plan Asset Regulations generally provide that when a Plan subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code (an "ERISA Plan") acquires an equity interest in an entity that is neither a "publicly-offered security" (as defined in the Plan Asset Regulations) nor a security issued by an investment company registered under the U.S. Investment Company Act, the ERISA Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by "benefit plan investors" is not significant or that the entity is an "operating company," in each case as defined in the Plan Asset Regulations. For purposes of the Plan Asset Regulations, equity participation in an entity by benefit plan investors will not be significant if they hold, in the aggregate, less than 25% of the value of any class of equity interests of such entity, excluding equity interests held by any person (other than a benefit plan investor) who has discretionary authority or control with respect to the assets of the entity or who provides investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates of such person. For purposes of this 25% test, "benefit plan investors" include all employee benefit plans, whether or not subject to ERISA or the U.S. Internal Revenue Code, including "Keogh" plans, individual retirement accounts and pension plans maintained by non-U.S. corporations, governmental plans, as well as any entity whose underlying assets are deemed to include "plan assets" under the Plan Asset Regulations (for example, an entity 25% or more of the value of any class of equity interests of which is held by benefit plan investors and which does not satisfy another exception under the Plan Asset Regulations).

It is anticipated that (i) the common units, in the form of common units or RDUs, will not constitute "publicly offered securities" for purposes of the Plan Asset Regulations, (ii) we will not be an investment company registered under the U.S. Investment Company Act and (iii) we will not qualify as an operating company within the meaning of the Plan Asset Regulations. In addition, we will not monitor whether investment in the common units or the RDUs by benefit plan investors will be "significant" for purposes of the Plan Asset Regulations.

Plan Asset Consequences

If our assets were deemed to be "plan assets" of an ERISA Plan whose assets were invested in us, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions that we, our Managing General Partner, the Investment Partnership and the subsidiaries of the Investment Partnership might enter into, or may have entered into, in the ordinary course of business might constitute or result in non-exempt prohibited transactions under Section 406 of ERISA and/or Section 4975 of the U.S. Internal Revenue Code and might have to be rescinded. A non-exempt

prohibited transaction, in addition to imposing potential liability upon fiduciaries of the ERISA Plan, may also result in the imposition of an excise tax under the U.S. Internal Revenue Code upon a "party in interest" (as defined in ERISA), or "disqualified person" (as defined in the U.S. Internal Revenue Code), with whom the ERISA Plan engages in the transaction.

Governmental plans, certain church plans and non-U.S. plans, while not subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code, may nevertheless be subject to Similar Laws. Fiduciaries of such plans should consult with their counsel before purchasing or holding any common units or RDUs.

Because of the foregoing, neither the common units nor RDUs may be purchased or held by any person investing "plan assets" of any Plan.

Representation and Warranty

In light of the foregoing, by accepting an interest in any common units or RDUs, each unitholder will be deemed to have represented and warranted, or will be required to represent and warrant in writing, that no portion of the assets used to purchase or hold its interest in the common units or the RDUs constitutes or will constitute the assets of any Plan. Any purported purchase or holding of common units or RDUs in violation of the requirement described in the foregoing representation will be void. If such purchase is not treated as being void for any reason, the common units or RDUs will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such common units or RDUs.

THE GLOBAL OFFERING

Introduction

The global offering consists of an offering of 60,000,000 common units, including common units in the form of RDUs. We have applied to list all our common units on Eurolist by Euronext. It is expected that such listing will become effective and that dealings in our common units will commence on May 3, 2006. The RDUs will not be listed on any exchange.

The global offering consists of a private placement with institutional and certain other investors in the Netherlands and in other countries. In the United States, RDUs representing common units will be offered in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act). Additionally, as part of the global offering, we will directly offer RDUs representing common units in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act). Simultaneously with the closing of the global offering, KKR's investment professionals and senior advisors will make an aggregate cash contribution of $75 million to our partnership and the Investment Partnership, of which $72 million will be contributed to our partnership in exchange for 2,880,000 RDUs issued at the initial offering price and $3 million will be contributed to the Investment Partnership.

The expected date of issuance of the common units and RDUs will be on or about May 10, 2006, which is expected to be five business days after the initial date of trading of the common units being offered in the global offering.

Option to Purchase Additional Common Units

The managers may over-allot common units in an amount up to a maximum of 20% of the number of common units and RDUs initially purchased in the global offering. Pursuant to the purchase/placement agreement to be entered into among our partnership, our Managing General Partner and the managers of the global offering, the managers of the global offering will be granted an option to purchase from our Managing General Partner up to an aggregate of 9,000,000 additional common units at the initial offering price less the managers' commission until 30 days from commencement of trading of our common units on the regulated market of Euronext Amsterdam N.V. The option may be exercised only in connection with an over-allotment of the common units. For more information on this right of the managers, see "Plan of Distribution."

Our Managing General Partner will be issued 9,000,000 common units in exchange for a commitment to make a capital contribution for each common unit in an amount equal to the initial offering price, less the managers' commissions, per common unit. Our Managing General Partner will use the common units it receives, to the extent needed, to satisfy the managers' option. Pending such use, these common units may be lent to the stabilization agent to cover any short positions. If the managers' option to purchase additional common units is exercised, our Managing General Partner will sell to the managers the number of common units as to which they have exercised the option and contribute the proceeds to our partnership. All remaining common units held by our Managing General Partner after the exercise or expiration of the option to purchase additional common units will be returned to us and cancelled, and the related commitment to make a capital contribution will be cancelled.

Expected Timetable for the Global Offering

The timetable below lists certain expected key dates for the global offering.

Event	Date
Expected allotment of the RDUs and common units in Canada and certain other investors	May 2, 2006
Expected allotment of the balance of our common units	May 3, 2006
Euronext Amsterdam listing date	May 3, 2006
Settlement date	May 10, 2006

The timetable for the global offering is subject to acceleration or extension. Any acceleration or extension of the timetable for the global offering will be announced in a press release (together with any related revision of the expected dates of pricing, allocation and closing) at least two hours before the proposed expiration of the accelerated timetable for the global offering or, in the event of an extended timetable for the global offering, at least two hours before the expiration of the original timetable for the global offering. Any extension of the timetable for the global offering will be for a minimum of one full business day.

We expect that delivery of the common units and RDUs will be made against payment therefor on or about the settlement date specified on the cover page of this prospectus, which will be the fifth business day following the expected initial date of trading of the common units (such settlement cycle being referred to as "T+5"). Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade common units on the initial trading date of the common units and the next succeeding business day will be required, by virtue of the fact that the common units and RDUs initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of common units or RDUs who wish to trade common units on the initial date of trading of the common units or the next succeeding business day should consult their own advisor.

Change of Maximum Number of Common Units and RDUs

The maximum number of common units and RDUs being offered in the global offering may be increased prior to the settlement date. The actual number of common units and RDUs offered in the global offering will be determined after taking into account market conditions, and criteria and conditions such as those listed below:

- demand for the common units and RDUs in the offering; and
- the economic and market conditions, including those in the debt and equity markets.

The actual number of common units and RDUs offered in the global offering will be filed with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) and published in a pricing statement on or about May 3, 2006. Any increase in the maximum number of common units or RDUs being offered in the global offering will be announced in a press release in the Netherlands.

Allotment

Allotment of our common units and the RDUs is expected to take place before the start of trading on the regulated market of Euronext Amsterdam N.V. on or about May 3, 2006, subject to acceleration or extension of the timetable for the global offering.

We expect to announce the numbers of RDUs allocated to U.S. investors and the number of common units allocated to Canadian investors and certain other investors in the global offering on or about May 2, 2006 and the numbers of the balance of the common units allocated to non-U.S. investors on or about May 3. We will publish a pricing statement on May 3, which will state the initial offering price as stated in this offering memorandum and the final aggregate number of common units to be issued by us.

Joint Global Coordinators and Bookrunners

Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as joint global coordinators and bookrunners in connection with the global offering.

Listing Agents and Paying Agents

Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as the joint listing agents with respect to the listing of our common

units on Eurolist by Euronext and admission for trading on the regulated market of Euronext Amsterdam N.V. The address of Citigroup Global Markets Limited is Citigroup Centre, 33 Canada Square, London E14 5LB, the address of Goldman Sachs International is Peterborough Court, 133 Fleet Street, London EC45 2BB and the address of Morgan Stanley & Co. International Limited is 25 Cabot Wharf, London E14 4QA. ING Bank N.V., acting through its subdivision ING Securities Services is acting as the paying agent for our common units in the Netherlands. The address of ING Bank N.V. is Heenvlietlaan 220, 1083 CN Amsterdam.

Security Codes

The following are the security codes for the common units.

ISIN: GB00B13BNQ35

Amsterdam Security Code (*fondscode*): 29058

Payment, Delivery, Clearing and Settlement

Payment for the common units, and payment for any common units subject to the managers' option, provided that this option has been exercised prior to the settlement date, will take place on the settlement date. Application has been made for the common units to be accepted for clearance through the book-entry facilities of Euroclear Bank S.A./N.V.

Delivery of the common units is expected to take place on or about May 10, 2006, which we refer to as the "settlement date," through the book-entry facilities of Euroclear Bank S.A./N.V. in accordance with their normal settlement procedures applicable to equity securities and against payment for the common units in immediately available funds.

There are certain restrictions on the transfer of our common units as described under "Transfer Restrictions" beginning on page 200.

Listing and Trading of the Common Units

We have applied for the admission of all of our common units to trading on the regulated market of Euronext Amsterdam N.V. and for the listing of all of our common units on Eurolist by Euronext under the symbol "KPE." We expect that listing of our common units on Eurolist by Euronext and trading of our common units on the regulated market of Euronext Amsterdam N.V. will commence on or about May 3, 2006 on an "as-if-and-when-issued" basis. The settlement date, on which the closing of the global offering and delivery of the common units is scheduled to take place, is expected to be on or about May 10, 2006.

Investors that wish to enter into transactions in our common units prior to the settlement date, whether such transactions are effected on the regulated market of Euronext Amsterdam N.V. or otherwise, should be aware that the closing of the global offering may not take place on the settlement date or at all if certain conditions or events referred to in the purchase/placement agreement are not satisfied or waived or occur on or prior to such date. See "Plan of Distribution" beginning on page 210. Such conditions include the receipt of officers' certificates and legal opinions and such events include the absence of a suspension of trading on Euronext Amsterdam N.V. or a material adverse change in our financial condition or business affairs or in the financial markets. If closing of the global offering does not take place on the settlement date or at all, all transactions in our common units on Euronext Amsterdam N.V. conducted between the announcement of the offering and the settlement date are subject to cancellation by Euronext Amsterdam N.V. All dealings in our common units on the regulated market of Euronext Amsterdam N.V. prior to settlement and delivery are at the sole risk of the parties concerned.

Euronext Amsterdam N.V. does not accept any responsibility or liability for any loss or damage incurred by any person as a result of the listing and trading on an "as-if-and-when-issued" basis as from the listing date until the settlement date.

PLAN OF DISTRIBUTION

We plan to enter into a purchase/placement agreement among our partnership, our Managing General Partner and the managers named below, under which the managers will severally and not jointly agree to purchase, and we will agree to sell to the several managers the aggregate number of our common units, in the form of common units or RDUs, set forth on the cover of this offering memorandum (less any common units sold directly by us in the private placement described under "Private Placements" on page 221) at the purchase price of $25.00 per common unit.

Name
Citigroup Global Markets Limited
Goldman Sachs International
Morgan Stanley & Co. International Limited
ABN AMRO Rothschild
Banc of America Securities LLC
Bear Stearns International
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Merrill Lynch International
Nikko Citigroup Limited
RBC Capital Markets Corporation
Scotia Capital Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Allocations among managers will be published in a pricing statement in the Netherlands on or about May 3, 2006.

The managers may choose to take some or all of their common units in the form of RDUs.

Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as joint global coordinators and bookrunners in connection with the global offering.

If the managers over-allot more common units than the total number set forth on the cover of this offering memorandum, the managers have been granted in the purchase/placement agreement an option to purchase up to an additional 9,000,000 common units from our Managing General Partner solely to cover over-alloted common units. They may exercise that option for 30 days from the commencement of trading of our common units on the regulated market of Euronext Amsterdam N.V. If any common units are purchased pursuant to this option, the managers will severally purchase common units in approximately the same proportion they are obligated to purchase the common units.

The following table shows the per common unit and total managers' commissions and proceeds before expenses to us with respect to the common units (assuming no common units are sold directly by us in the private placement described under "Private Placements"). These amounts are shown assuming both no exercise and full exercise of the managers' option to purchase additional common units from our Managing General Partner.

	Per Common Unit	No Exercise	Full Exercise
		(in millions)	
Initial offering price	$25.00	$1,500.00	$1,725.00
Managers' commissions	1.25	75.00	86.25
Proceeds, before expenses, to us	$23.75	$1,425.00	$1,638.75

The managers will receive a commission on all common units being offered as part of the global offering except for any common units purchased by any institutional investor in one of KKR's private equity funds if any such investor made an unsolicited offer to purchase and was not actively solicited to invest in these securities by KKR or any of its affiliates. We will agree to indemnify the managers against certain liabilities and expenses, including liabilities under the U.S. Securities Act, in connection with any such sales to such institutional investors.

The maximum number of common units and RDUs being offered in the global offering may be increased prior to the settlement date. The actual number of common units and RDUs offered in the global offering will be determined after taking into account market conditions, and criteria and conditions such as those listed in "The Global Offering—Change of Maximum Number of Common Units and RDUs." Any increase in the maximum number of common units or RDUs being offered in the global offering will be announced in a press release in the Netherlands.

Prior to the global offering, there has been no public market for our common units. Consequently, the initial offering price for the common units was determined by negotiations between us and the managers. Among the factors considered in determining the initial offering price were our future prospects, our markets, the economic conditions in and future prospects of the industry in which we compete, an assessment of our management, and currently prevailing general conditions in the equity securities markets.

Purchase/Placement Agreement

The purchase/placement agreement will provide that the obligations of the several managers to pay for and accept delivery of our common units and the RDUs offered by the offering memorandum related to the global offering are subject to the approval of certain legal matters by their counsel and to other conditions, including the truth and completeness of customary representations and warranties and other statements made by us and the Managing General Partner, the performance of customary obligations by us and the Managing General Partner and the satisfaction of other customary conditions relating to legal opinions, expert opinions, officers' certificates, the condition of us and our affiliates, market conditions, the deposit agreement and lock-up agreements, the receipt by our partnership and the Investment Partnership of $75 million of aggregate capital contributions from KKR's investment professionals and senior advisors, the listing of our common units on Eurolist by Euronext and other customary documents and conditions, all as set forth in the purchase/placement agreement. The purchase/placement agreement will also set forth the terms of the managers' option to purchase up to an additional 9,000,000 common units from our Managing General Partner solely to cover over-allotments of the common units. The managers are obligated to take and pay for all of our common units offered by the offering memorandum related to the global offering if any such common units are taken. The managers, however, will not be required to take or pay for our common units covered by the managers' option to purchase additional common units described above.

Our common units and the RDUs will initially be offered at the initial offering price set forth on the cover page of this offering memorandum. After our common units and the RDUs are released for sale and the initial offering is completed, the managers may change the initial offering price and other selling terms of our common units or the RDUs.

The managers will be entitled to be released and discharged from their obligations under, and to terminate, the purchase/placement agreement in certain circumstances prior to payment for our common units and the RDUs. If a manager defaults, the purchase/placement agreement will provide that the purchase commitments of the non-defaulting managers may be increased or the purchase/placement agreement may be terminated. The managers are offering our common units and the RDUs subject to their acceptance of our common units and the RDUs from us and subject to prior sale. The managers reserve the right to withdraw, cancel or modify offers and to reject orders.

The purchase/placement agreement will provide that we will indemnify the managers and their affiliates against specified liabilities, including liabilities under the U.S. Securities Act, in connection with the offer and sale of our common units and the RDUs, and will contribute to payments the managers and their affiliates may be required to make in respect of those liabilities.

Directed Offering

At our request, the managers have reserved up to 1,000,000 of the common units or RDUs offered in the global offering for sale in a directed offering to affiliates of KKR and certain other persons who are designated by KKR. Any common units or RDUs sold in the directed offering will be sold at the initial offering price. The number of common units or RDUs that may be reserved for sale in the directed offering may be increased or decreased. The number of common units or RDUs available for sale by us will be reduced by the number of common units or RDUs purchased by participants in the directed offering. Any common units or RDUs not purchased in the directed offering will be offered by the managers to other investors in the global offering on the same basis as all other common units and RDUs offered hereby. We will agree to indemnify the managers against certain liabilities and expenses, including liabilities under the U.S. Securities Act, in connection with the sales of the common units or RDUs in the directed offering. Any persons purchasing the common units or RDUs in the directed offering will be prohibited from disposing of or hedging such common units or RDUs for a period of at least 30 days after the date of the global offering.

Stabilization

In connection with the global offering, the managers may purchase and sell our common units in the open market, through transactions that may be effected through our stabilization manager who will be identified in the pricing statement that we publish in the Netherlands and file with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) on or about May 3, 2006, or through any of its agents. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales and may be effected on Euronext Amsterdam, in the over-the-counter market or otherwise. Such transactions may commence on or after the date of the commencement of trading on the regulated market of Euronext Amsterdam N.V. and will end no later than 30 days thereafter.

Short sales involve the sale by the managers of a greater number of common units or RDUs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the managers' option to purchase additional common units in the offering. The managers may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the managers will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. "Naked" short sales are any sales of common units by the managers in excess of the number of additional common units which may be purchased from the Managing General Partner pursuant to the managers' option to purchase additional common units. The managers may sell common units in excess of the option as discussed above up to a maximum of 5% of the number of common units and RDUs initially purchased in the offering, creating a naked short position. The managers must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the managers are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the managers in the open market during the stabilization period.

The managers may also impose a penalty bid. This occurs when a particular manager repays to the managers a portion of the managers' commissions received by it because the representatives have

repurchased shares sold by or for the account of such manager in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the managers for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common units. As a result, the price of our common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. The managers are not required to engage in these activities, and may end any of these activities at any time. Stabilization transactions must be conducted in accordance with Regulation M and with all applicable laws and regulations, including (i) the Netherlands Act on the Supervision of the Securities Trade 1995 (*Wet toezicht effectenverkeer 1995*), as amended, and its implementing regulations, (ii) the Commission Regulation (EC) No. 2273/2003 and (iii) Rule A-2408 of Rule Book II of Euronext Amsterdam. Rule A-2408 provides that only Euronext members may engage in stabilization activities on Euronext Amsterdam. The stabilization manager that we appoint in connection with the global offering will be a Euronext member.

Neither we nor any of the managers make any representation or prediction as to the direction or magnitude of any effect that the stabilization transactions described above may have on the price of our common units or the RDUs. In addition, neither we nor the managers make any representations that the managers will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

Relationship with the Managers

One or more affiliates of Citigroup Global Markets Limited owns limited partner interests in the Millennium Fund, the European Fund, the 1996 Fund and one of KKR's earlier private equity funds. An affiliate of Goldman Sachs International owns limited partner interests in the Millennium Fund and, with KKR, was a member of the investment group that invested in Capmark in which we will be making an initial co-investment. One or more affiliates of Morgan Stanley & Co. International Limited owns limited partner interests in the Millennium Fund and the European Fund II. The aggregate capital commitments made to KKR's private equity funds by such affiliates of these managers is less than $375 million. In addition, one or more affiliates of all of the other managers, with the exception of Bear Stearns International and Nikko Citigroup Limited, own or have owned limited partner interests, including limited partner interests or commitments acquired in the secondary market, in various KKR-sponsored private equity funds. The aggregate capital commitments made or acquired by these other managers is approximately $3 billion. By virtue of their ownership of limited partner interests, affiliates of the managers may be offered the opportunity to sell their limited partner interests in the Millennium Fund, the European Fund II or the 1996 Fund or in a combination of such funds to us when we make offers to purchase limited partner interests in KKR's existing private equity funds after the completion of the global offering, as described under "Business—Potential Investments in KKR's Other Existing Private Equity Funds" beginning on page 94. Affiliates of the managers intend from time to time in the future to purchase additional interests in KKR's private equity funds, including the 2006 Fund.

Affiliates of some of the managers also own interests in KKR Financial Corp. and in portfolio companies of KKR's private equity funds. KKR-sponsored investment funds are also co-investors in funds sponsored by affiliates of certain of our managers. Affiliates of our managers have participated, or in the future may participate, in club investments with KKR's private equity funds.

In addition, each of the managers or their respective affiliates have from time to time performed, and may in the future perform, various investment banking, financial advisory and lending services for KKR and its affiliates and for us and our affiliates, for which they have received and may in the future receive customary fees.

In connection with the global offering and related transactions, the Managers have agreed to pay certain expenses of the issuer relating to the global offering.

Lock-Up Agreements

We, all of our Managing General Partners' directors, our Managing General Partner's chief financial officer, KKR PEI Holdings L.P., the entity through which KKR's investment professionals and senior advisors will make their initial capital contribution to our partnership and any persons that purchase common units or RDUs in the directed offering will each agree, during the applicable restricted period described below, not to:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common units or any securities convertible into or exercisable or exchangeable for our common units; or
- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common units;

whether any such transaction described above is to be settled by delivery of our common units or the RDUs or such other securities, in cash or otherwise. The restrictions described in this paragraph with respect to us do not apply to:

- sales of common units or RDUs to the managers pursuant to the purchase/placement agent agreement;
- the issuance of common units to our Managing General Partner in connection with the managers' option to purchase additional common units as described under "The Global Offering—Option to Purchase Additional Common Units;"
- issuances of common units or RDUs to KKR PEI Holdings, L.P. in connection with its initial capital contribution to our partnership;
- the issuance of common units to limited partners of private equity funds managed by affiliates of KKR in exchange for limited partnership interests in such funds, except that each such limited partner shall agree to be bound by a general prohibition on transfer during the remainder of the lock-up period as set forth in the purchase/placement agreement;
- issuances of common units or RDUs to KKR or its affiliates pursuant to our investment agreement; or
- sales of our common units, RDUs or other securities acquired in open market transactions.

Each of the persons subject to the foregoing restrictions also has agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of their common units or RDUs except in compliance with the foregoing restrictions.

The foregoing lock-up restrictions shall remain in effect for the relevant restricted period described below:

- the restricted period for our partnership and our Managing General Partner's directors and chief financial officer will commence on the date we enter into the purchase/placement agreement and end 180 days thereafter;
- the restricted period for any person that purchases in the directed offering will commence on the settlement date and end 30 days thereafter; and
- the restricted period for KKR PEI Holdings, L.P. will commence on the date we enter into the purchase/placement agreement and end three years thereafter.

Selling Restrictions

United States

Our common units and the RDUs have not been and will not be registered under the U.S. Securities Act. Pursuant to the global offering, our common units may not be offered or sold within the United States or to U.S. persons (as defined under the U.S. Securities Act). The RDUs may not be offered or sold within the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Each manager has agreed that (1) it will offer and sell common units under the purchase/placement agreement only outside the United States in accordance with Rule 903 of Regulation S and (2) it will not offer and sell the RDUs under the purchase/placement agreement at any time within the United States or to U.S. persons except to persons that it reasonably believes to be (a) qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act or accredited investors (as defined in Rule 501(a) under the U.S. Securities Act) in reliance on the exemption from registration provided by Regulation D under the U.S. Securities Act and (b) qualified purchasers (as defined in Rule the U.S. Investment Company Act and related rules). Each U.S. purchaser of the RDUs is hereby notified that the offer and sale of RDUs to it is being made in reliance upon such exemption under the U.S. Securities Act and under the relevant provisions of the U.S. Investment Company Act and related rules.

The RDUs and the common units will be in registered form and any certificate evidencing ownership thereof shall bear a legend with respect to the restrictions on transfer set forth herein. We, our Managing General Partner and our agents will not be obligated to recognize any resale or other transfer of common units or RDUs made other than in compliance with the transfer restrictions set forth herein. In addition, purchasers of the RDUs that are in the United States or that are U.S. persons may, if they are not qualified purchasers at the time they acquire the RDUs, be forced to sell them. For a description of important restrictions on the RDUs or the common units they represent initially offered and sold in the United States or to U.S. persons, see "Description of Our Common Units and Our Limited Partnership Agreement" beginning on page 144 and "Transfer Restrictions" beginning on page 200.

Each purchaser and subsequent transferee of our common units will be deemed to represent and warrant, and each purchaser and subsequent transferee of RDUs and common units represented by the RDUs will be required to represent and warrant in writing, that no portion of the assets used to acquire or hold its interest in our common units or the RDUs constitutes or will constitute the assets of any Plan (as defined in "Certain ERISA Considerations"). Our limited partnership agreement and the restricted deposit agreement provide that any purported acquisition or holding of common units or RDUs in contravention of the restriction described in the representation will be void and have no force and effect. If, notwithstanding the foregoing, a purported acquisition or holding of common units or RDUs is not treated as being void for any reason, the common units or RDUs will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such common units or RDUs.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) or where the Prospectus Directive is applied by the regulator (each, a "Relevant Member State"), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of our common units or the RDUs to the public in that Relevant Member State prior to the publication of an offering memorandum in relation to our common units or the RDUs which has been approved by the

competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common units or the RDUs to the public in that Relevant Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
- in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of our common units or the RDUs to the public" in relation to any common units or RDUs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units or RDUs to be offered so as to enable an investor to decide to purchase or subscribe the common units or RDUs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Argentina

No authorization before the Argentine Comisión Nacional de Valores to publicly offer our common units or the RDUs in Argentina was requested. Therefore, neither our common units nor the RDUs can be publicly offered in Argentina.

Australia

This offering memorandum is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or the "ASIC." It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Australian Corporations Act 2001, or the "Australian Corporations Act" in relation to our common units, the RDUs or us.

This offering memorandum is not an offer to retail investors in Australia generally. Any offer of our common units or the RDUs in Australia is made on the condition that the recipient is a "wholesale client" within the meaning of section 761G of the Australian Corporations Act. If any recipient does not satisfy the criteria for these exemptions, no applications for our common units or the RDUs will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their common units or RDUs within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

- the sale is pursuant to an offer received outside Australia or is made to a "wholesale client" within the meaning of 761G of the Act; or
- it can be established that we issued, and the recipient subscribed for, the common units or RDUs without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Belgium

The global offering is exclusively conducted under applicable private placement exemptions and therefore neither this offering memorandum nor any other offering material related to our common units or the RDUs has been or will be notified to, and neither this offering memorandum nor any other offering material relating to our common units or the RDUs has been or will be approved or reviewed by, the Belgian Banking, Finance and Insurance Commission (*Commission bancaire, financiere et des assurances/Commissie voor het Bank, Financie en Assurantiewezen*) or the "CBFA." Nor has the CBFA commented as to their accuracy or adequacy or recommended the purchase of our common units or the RDUs. Nor will the CBFA so comment or recommend.

Neither this offering memorandum nor any other offering material relating to our common units or the RDUs may be distributed to the public in Belgium. No steps may be taken which would (a) require us to be registered with the CBFA as a foreign collective investment scheme or (b) constitute or result in a public offering of our common units or the RDUs in Belgium as defined in (i) the Belgian Royal Decree dated July 7, 1999 on the public character of financial transactions or (ii) the EU Directive 2003/71/EC triggering an obligation to publish a prospectus in Belgium.

Furthermore, none of our common units or the RDUs may be sold or offered for sale to consumers as such term is defined in the Law dated July 14, 1991 on commercial practices and the information and protection of consumers.

This offering memorandum and any other offering material relating to our common units or the RDUs that you may receive is intended for your confidential use only, and may not be reproduced or used for any other purpose. Any action contrary to these restrictions may cause you and us to be in violation of the Belgian securities laws.

Bermuda

The securities being offered hereby are being offered on a private basis to investors who satisfy criteria outlined in this offering memorandum. The offering memorandum is not subject to and has not received approval from either the Bermuda Monetary Authority or the Registrar of Companies in Bermuda and no statement to the contrary, explicit or implicit, is authorized to be made in this regard.

Brazil

For purposes of Brazilian securities law, this offer of securities is addressed to you personally and for your sole benefit, and it is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Cayman Islands

Neither our common units nor the RDUs will be offered to the general public of the Cayman Islands. However, non-resident or exempted companies (and other non-resident or exempted entities) established in the Cayman Islands may subscribe for our common units or the RDUs.

Chile

Neither our common units nor the RDUs have been registered in the Securities Registry (*Registro de Valores*) of the Chilean Superintendency of Securities and Insurance (*Superintendencia de Valores y Seguros*) and, therefore, neither our common units nor the RDUs may be publicly offered or sold in Chile.

Denmark

This offering memorandum does not constitute a prospectus under Danish law and has not been filed with or approved by the Danish Financial Supervisory Authority or any other Danish regulatory authority, as this offering memorandum has not been prepared in the context of a public or other offering of our common units or the RDUs in Denmark. This offering memorandum may not be made available to entities or persons in Denmark nor may our common units or the RDUs otherwise be marketed or offered for sale in Denmark.

France

Each of the managers has represented and agreed that:

The common units and RDUs have not been offered, sold or otherwise transferred and will not be offered, sold or otherwise transferred, directly or indirectly, to the public in the Republic of France.

Such offers, sales or other transfers and distributions will be made in the Republic of France in accordance with Article L.411-2 of the French *Code monétaire et financier* only:

- to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in, and in accordance with, Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French *Code monétaire et financier,* and/or
- to investment services providers authorized to engage in portfolio management services on a discretionary basis on behalf of third parties.

The common units and RDUs may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French *Code monétaire et financier.*

Neither this offering memorandum nor any other offering material relating to the common units and RDUs described in this offering memorandum has been submitted to the clearance procedures of the *Autorité des Marchés Financiers* or notified to the *Autorité des Marchés Financiers* by the competent authority of another member state of the European Economic Area.

Neither this offering memorandum nor any other offering material relating to the common units and RDUs has been or will be:

- released, issued, distributed or caused to be released, issued or distributed to the public in the Republic of France, or
- used in connection with any offer for subscription or sale of the common units and RDUs to the public in the Republic of France,

other than to investors to whom offers, sales or other transfers of the common units and RDUs in the Republic of France may be made as described above.

Germany

The common units and the RDUs are neither registered for public distribution with the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*—"BaFin") according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act has been filed with the BaFin. Consequently, the common units and the RDUs in the Fund must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner, and this document and any other document relating to our partnership, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units or the RDUs in our partnership to the public in Germany or any other means of public marketing.

Any resale of the common units or the RDUs in the Federal Republic of Germany may only be made in accordance with the German Securities Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of units. Prospective investors in Germany are urged to consult their own tax advisers as to the tax consequences that may arise from an investment in our partnership.

Hong Kong

Each Manager has represented and agreed that:

- it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our common units or the RDUs other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and
- it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units or the RDUs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units or the RDUs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

W A R N I N G—The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Israel

No action has been or will be taken in Israel that would permit an offering of our common units or the RDUs or a distribution of this offering memorandum to the public in Israel.

Italy

The offering of our common units or the RDUs in Italy has not been authorized by the Bank of Italy under Article 42, paragraph 5 of Legislative Decree no. 58/1998 (Financial Law Consolidated Act). Nor has this offering memorandum been approved by or notified to the Commissione Nazionale per la Società e la Borsa ("CONSOB"). The offering of neither our common units nor the RDUs has been authorized by Bank of Italy in compliance with Article 129 of the Legislative Decree no. 385/1993 (Consolidated Banking Act) and its implementing regulations, pursuant to which the issue or the offer of securities in the Republic of Italy ("Italy") shall be preceded and followed by an appropriate notice to be filed with the Bank of Italy. Accordingly, neither our common units nor the RDUs can be offered, sold or delivered in Italy, nor may any copy of this offering memorandum or any other document relating to our common units or the RDUs be distributed in Italy either to retail or to professional investors.

Japan

Our common units and the RDUs offered by the managers have not been and will not be registered under the Securities and Exchange Law of Japan, as amended. In particular, no registration has been made in respect of the solicitation of an offer for acquisition of our common units pursuant to Article 4, Paragraph 1 of the Securities and Exchange Law of Japan since such solicitation falls within the scope of Article 2, Paragraph 3, Item 2 (ro) of the Securities and Exchange Law of Japan. A

resident of Japan who was solicited to buy our common units is prohibited from assigning its interest in the common units to another resident of Japan in any way other than by assigning its interest in the common units in whole but not in part to one transferee. As used in this Article the term "resident of Japan" means a natural person having his place of domicile or residence in Japan, or a juridical person having its main office in Japan as defined in Item 5, Paragraph 1, Article 6 of Foreign Exchange and Foreign Trade law of Japan (Law no. 228,1949).

Qatar

This document does not constitute a public offering in Qatar and is addressed only to the party to whom it has been delivered in Qatar.

Singapore

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore and this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore. You should accordingly consider carefully whether the investment is suitable for you.

Each investor agrees that this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common units or the RDUs may not be circulated or distributed, nor may common units or the RDUs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than institutional investors (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the "SFA"), accredited investors (as defined in Section 4A of the SFA) or any person pursuant to an offer that is made on terms that common units or the RDUs are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets.

Switzerland

We have not been registered with the Swiss Federal Banking Commission as a foreign mutual fund pursuant to Article 45 of the Swiss Mutual Fund Act of 18 March 1994. Accordingly, neither our common units nor the RDUs may be offered to the public in or from Switzerland, and neither this offering memorandum, nor any other offering materials relating to our common units or the RDUs may be distributed in connection with any such public offering. Our common units and the RDUs may only be offered in or from Switzerland to institutional investors and to a limited number of other investors without any public offering.

Taiwan

Our common units and the RDUs have not been offered, sold or delivered and will not be offered, sold or delivered at any time, directly or indirectly, as part of this offering in the Republic of China.

United Kingdom

Each of the managers has represented and agreed that:

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and
- it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the units in, from or otherwise involving the United Kingdom.

PRIVATE PLACEMENTS

We are offering and selling RDUs directly to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3), (7) or (8) under the U.S. Securities Act) and to individual "accredited investors" (as defined in Rule 501(a)(4), (5) or (6) under the U.S. Securities Act), who are also qualified purchasers (as defined in the U.S. Investment Company Act and related rules) and who deliver to us a Subscription Agreement in the form set forth in Appendix C to this offering memorandum. The managers will receive a placement fee of $1.25 per RDU for providing services as placement agent with respect such those RDUs.

The offer and sale of RDUs in the private placement is not being registered under the U.S. Securities Act, but rather is being privately placed by us pursuant to the private placement exemption from registration provided by Rule 506 of Regulation D under Section 4(2) of the Securities Act on the basis of this offering memorandum. Each purchaser of RDUs in the private placement will be required to complete and deliver to us a Subscription Agreement setting forth the purchaser's agreement to purchase the RDUs for which the purchaser has subscribed and substantiating the purchaser's investor status prior to our acceptance of any order from such purchaser.

Simultaneously with the global offering, KKR PEI Holdings L.P., an entity that is owned by KKR's investment professionals and senior advisors, will make a $72 million cash contribution to our partnership in exchange for 2,880,000 common units, in the form of common units or RDUs, issued at a price equal to the initial offering price. In addition, the Investment Partnership will receive a $3 million capital contribution from its general partner, which is owned by KKR's investment professionals. The completion of the global offering will be conditioned on the concurrent receipt by our partnership and the Investment Partnership of such capital contributions. Subject to certain exceptions, common units or RDUs issued in connection with such transaction will be subject to general prohibitions on transfer as described under "Plan of Distribution—Lock-Up Agreements" beginning on page 214.

LEGAL MATTERS

The validity of the common units being offered in the global offering will be passed upon by Carey Olsen, our Guernsey counsel, and Ozannes Advocates & Notaries Public, Guernsey counsel to the managers. The legality of the RDUs being offered in the global offering and certain U.S. federal income tax matters will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York, our special United States counsel. We are also being represented by Linklaters, Amsterdam, who is acting as our Dutch counsel, and Linklaters Loesch, Luxembourg, who is acting as our Luxembourg counsel. In addition, certain legal matters will be passed upon for the managers by Cravath, Swaine & Moore LLP, New York, New York, and Freshfields Bruckhaus Deringer, Amsterdam.

Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families and related persons have an interest in certain of KKR's private equity funds, including the European Fund II, the Millennium Fund, the European Fund and the 1996 Fund, in each case constituting less than 1% of fund commitments.

INDEPENDENT ACCOUNTANTS

Our Managing General Partner has retained Deloitte & Touche to act as our independent accountants. The address of Deloitte & Touche is Busitel II, Orlyplein 50, 1043 DP, Amsterdam, Netherlands.

INDEPENDENT VALUATION FIRM

This offering memorandum contains valuation data relating to investments made by the 1996 Fund, the European Fund, the Millennium Fund and the European Fund II and related data that has been derived therefrom. Such data is based on the values of the funds' portfolio company investments and has been prepared as of December 31, 2005. KKR calculated such data. As of such date, nineteen of the funds' portfolio companies did not have publicly traded equity securities. Those nineteen portfolio companies represented approximately 64% of the total unrealized value of the four funds as of the valuation date. KKR's calculations of the fair values of the funds' investments in such companies were reviewed by Duff & Phelps, LLC, our independent valuation firm, who provided third party valuation assistance in accordance with limited procedures that we identified and requested it to perform. Those procedures did not involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards. Among other things, the terms of Duff & Phelps, LLC's engagement provides that Duff & Phelps, LLC is not responsible for determining the fair value of any individual portfolio company and its role is limited to being an advisor and providing additional support to KKR's existing valuation policy process. Based on the results of its application of these limited procedures and its review of relevant information, a substantial amount of which was provided by KKR's investment professionals and was assumed to be accurate and complete, including portfolio company valuations, Duff & Phelps, LLC concluded that KKR's valuation of each of the portfolio company investment did not appear to be unreasonable. The board of directors of our Managing General Partner is ultimately responsible for such valuations. The address of Duff & Phelps, LLC is 1221 Avenue of the Americas, New York, New York 10020.

GUERNSEY ADMINISTRATOR

Our Managing General Partner has retained Northern Trust International Fund Administration Services (Guernsey) Limited to act as our Guernsey administrator. Northern Trust International Fund Administration Services (Guernsey) Limited was incorporated in Guernsey on May 29, 1986 and has its registered office at Trafalgar Court, Les Banques, St. Peter Port, Guernsey.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of our limited partnership agreement, our restricted deposit agreement, our Managing General Partner's articles of association, the Investment Partnership's limited partnership agreement, the limited partnership agreement of the general partner of the Investment Partnership, the Managing Investment Partner's articles of association, our services agreement, our investment agreement, the purchase/placement agreement for the global offering and, when published, our most recent annual and quarterly financial statements and any reports to our unitholders will be made available, free of charge, by our Managing General Partner and ING Bank N.V. Written requests for such documents should be directed to our Managing General Partner at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands or ING Bank N.V. at Heenvlietlaan 220, 1083 CN Amsterdam.

MANAGERS OF THE GLOBAL OFFERING

The following are the legal names and addresses of the managers of the global offering:

Citigroup Global Markets Limited
Citigroup Centre
Canary Wharf
London E14 5LB, UK

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC45 2BB, UK

Morgan Stanley & Co. International Limited
25 Cabot Wharf
London E14 4QA, UK

ABN AMRO and NM Rothschild & Sons Limited
250 Bishopsgate
London, EC2M 4AA, UK

Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

Bear Stearns International
One Canada Square
London, E14 5AD UK

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005

J.P. Morgan Securities
277 Park Avenue
New York, NY 10172

Lehman Brothers Inc.
745 7th Ave
New York, NY 10019

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ UK

Nikko Citigroup Limited
Akasaka Park Building
5-2-20 Akasaka, Minato-ku,
Tokyo 107-6122 Japan

RBC Capital Markets Corporation
165 Broadway
One Liberty Plaza New York, NY 10006

Scotia Capital Inc.
40 King Street West, 66th Floor
Toronto, ON Canada M5W 2X6

UBS Securities LLC
299 Park Avenue
New York, NY 10171

Wachovia Capital Markets, LLC
Park Avenue
The Seagram Building
New York, NY 10152

(This page has been left blank intentionally.)

APPENDIX A: FORM OF LIMITED PARTNERSHIP AGREEMENT

Dated 18 April 2006

KKR GUERNSEY GP LIMITED

and

OTHERS

LIMITED PARTNERSHIP AGREEMENT

constituting

KKR PRIVATE EQUITY INVESTORS, L.P.

(This page has been left blank intentionally.)

Table of Contents

Contents		Page

(This page has been left blank intentionally.)

This Limited Partnership Agreement (this "**Agreement**") is entered into the 18th day of April, 2006 **between:**

(1) **KKR GUERNSEY GP LIMITED** whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey (the "**General Partner**"); and

(2) **KKR PEI HOLDINGS L.P.** whose registered office is at M&C Corporate Services Limited, Ugland House, P.O. Box 309GT, George Town, Grand Cayman (the "**Initial Limited Partner**"); and

(3) **THE OTHER PERSONS** who become Limited Partners in the Partnership as provided herein.

Whereas:

(A) The Partnership will be registered with the Greffier under the Act.

(B) The Partnership has been established for the purposes set forth in this Agreement.

(C) The Partners have agreed to admit additional Limited Partners to the Partnership on the terms of this Agreement.

Now witnesseth that:

1 Definitions

1.1 In this Agreement, the following words and phrases have the following meanings:

"**Accounting Period**" means an Annual Accounting Period or a Quarterly Accounting Period;

"**Accounts**" means the Annual Accounts and the Quarterly Accounts;

"**Act**" means the Limited Partnerships (Guernsey) Law, 1995;

"**Annual Accounting Period**" means a period of 12 months ending on 31 December (or such other date as the General Partner may determine), *provided* that the first Accounting Period of the Partnership shall commence on the date of this Agreement and shall end on 31 December 2006 (or such other date as the General Partner may determine);

"**Annual Accounts**" has the meaning given in Clause 11.2;

"**Assets**" means all assets, whether tangible or intangible and whether real, personal or mixed, at any time owned by the Partnership, including cash and investments acquired by the General Partner for the account of the Partnership in the course of carrying on the activities of the Partnership, including the lending of money or the purchasing of shares, bonds, debentures, notes, warrants, options or other securities, instruments, rights or any other assets of the Partnership (whether convertible or exchangeable or not);

"**Associate**" means and includes, with respect to any Person, any Person directly or indirectly controlled by such Person and any Person that directly or indirectly controls or is under common control with, such Person;

"**Auditors**" means such firm of independent accountants of international standing as may from time to time be appointed to be the auditors of the Partnership under the provisions of this Agreement;

"**Beneficial Owner**" has the meaning given in Clause 7.10.1;

"**Board of Directors**" means the Board of Directors of the General Partner, as established pursuant to the GP Charter;

"**Capital Account**" means, in relation to each Partner, the account maintained in the books of the Partnership for each Partner in accordance with Clause 6.1;

"**Capital Contribution**" means the amount of capital contributed to the Partnership by each Record Holder in respect of the Partnership Securities purchased by that Record Holder;

"**Certificate**" means a certificate issued by the Partnership, (i) substantially in the form to be determined by the General Partner, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities;

"**Certificated**" means a unit of a Partnership Security which is not an Uncertificated unit;

"**Charitable Beneficiary**" means one or more beneficiaries of a Trust as determined pursuant to Clause 7.9.4(vi), *provided* that each such organisation must be described in Section 501(c)(3) of the Code and contributions to each such organisation must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code;

"**Closing Date**" means the first date on which Common Units are sold by the Partnership pursuant to the provisions of the Purchase/Placement Agreement;

"**Code**" means the United States Internal Revenue Code of 1986;

"**Commission**" means the United States Securities and Exchange Commission;

"**Common Unit**" means a Unit having the rights and obligations specified with respect to Common Units in this Agreement;

"**Control**," "**controlled by**" and "**under common control with**" mean, with respect to a specified Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Depositary**" means, with respect to any Units issued in global form, The Bank of New York and its successors and permitted assigns;

"**ERISA**" means the U.S. Employee Retirement Income Security Act of 1974, and rules and regulations promulgated thereunder;

"**ERISA Person**" means any Person which is, or is acting on behalf of, a Plan;

"**Euronext Amsterdam**" means Euronext Amsterdam N.V. (or any successor thereof);

"**GP Charter**" means the memorandum and articles of association constituting the General Partner, as amended from time to time;

"**Greffier**" means Her Majesty's Greffier in Guernsey;

"**Independent Directors**" means the Independent Directors of the General Partner as defined in the GP Charter;

"**Initial Limited Partner**" has the meaning given in the preamble;

"**Initial Offering Date**" means the date on which the Partnership first issues and sells Partnership Securities pursuant to the Purchase/Placement Agreement;

"**Interested Party**" has the meaning given in Clause 15.1;

"**Intermediate Company**" means KKR PEI Investments, L.P., KKR PEI SICAR, S.à r.l., and any other vehicle established as a means for holding an investment by the Partnership in any KKR Private Equity Fund, any KKR Non-PE Fund, any co-investment alongside a KKR Private Equity Fund in a Portfolio Company or any other investment by the Partnership;

"**Investment Agreement**" means that certain Investment Agreement, to be dated on or prior to the Initial Offering Date, by and among the Partnership and certain members of the KKR Group providing for the contribution to the Partnership by such Persons of certain distributions received from certain of the KKR Private Equity Funds in exchange for Units, as such Investment Agreement may be amended, restated, supplemented or otherwise modified in accordance with the terms therein;

"**Investment Company Act**" means the U.S. Investment Company Act of 1940;

"**Issue Price**" means (i) with respect to the Managers, the price at which a Common Unit is purchased from the Partnership pursuant to the Purchase/Placement Agreement, and (ii) with respect to a Placement Purchaser, the price at which a Common Unit is purchased from the Partnership pursuant to a Placement Subscription Agreement;

"**KKR**" means Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership;

"**KKR Group**" means KKR and its Associates, *provided* that Portfolio Companies shall not be deemed to be members of the KKR Group;

"**KKR Non-PE Funds**" means certain funds raised, managed or sponsored in the future by one or more members of the KKR Group other than KKR Private Equity Funds;

"**KKR Private Equity Funds**" means KKR European Fund II, Limited Partnership and any other private equity funds raised, managed or sponsored by one or more members of the KKR Group;

"**Limited Partner**" means a Person beneficially owning a Limited Partner Interest, without regard to the Record Holder (unless the Record Holder is such Person), and whether or not the Limited Partner Interest is denominated in Units;

"**Limited Partner Interest**" means a limited partner interest in the Partnership;

"**Liquidation Agent**" means the General Partner or such other Person or Persons as may be appointed by the General Partner to be the Person or Persons responsible for the liquidation of the Partnership pursuant to Article 9;

"**Managers**" means each Person named as a "Manager" in the Purchase/Placement Agreement;

"**Market Price**" means, with respect to any Unit on any date of determination, the last sale price on a Securities Exchange (as determined by the General Partner if Units are listed on multiple exchanges) on such date, or the most recent prior date on which trading in relevant Units occurred, if such Units did not trade on the date of determination;

"**Notice**" has the meaning given in Clause 19.1;

"**Opinion of Counsel**" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Associates) acceptable to the General Partner;

"**Opportunistic Investments**" means investments by the Partnership other than in KKR Private Equity Funds and co-investments in portfolio companies of KKR Private Equity Funds;

"**Option Closing Date**" means the date or dates on which any Common Units are sold by the General Partner to the Managers upon exercise of the Over-Allotment Option;

"**Outstanding**" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination;

"**Over-Allotment Option**" means the over-allotment option granted by the General Partner to the Managers pursuant to the Purchase/Placement Agreement;

"**Partners**" means the General Partner and the Limited Partners;

"**Partnership**" means KKR Private Equity Investors, L.P., being the limited partnership hereby constituted;

"**Partnership Expenses**" means, in relation to any Accounting Period or other applicable period, all costs, charges and expenses of an income or revenue nature properly attributable to the Partnership for the applicable period (and, as applicable, any accrued and unpaid Partnership Expenses relating to prior periods), including:

(a) fees and expenses of all legal, financial or other professional advisers (including agents, lawyers, accountants, depositary banks, consultants, custodians, contractors and other professional advisors) and all external consultants retained to advise the General Partner in respect of the Partnership (including fees and expenses payable by the Partnership pursuant to the Services Agreement), and all other professional fees and expenses in respect of the Partnership;

(b) administrative and custodial fees and expenses, and premiums on errors and omissions and officers and directors insurance;

(c) the fees and expenses of any Person in relation to the preparation of the Accounts, including the audit of the Annual Accounts, and preparation and maintenance of all financial records of the Partnership (including all costs incurred to satisfy the General Partner's obligations under Article 11) and out-of-pocket expenses incurred by any such Person in preparing other reports for the Record Holders (or other Limited Partners, as required);

(d) all Taxes, license and other statutory fees, if any, levied against or in respect of the Partnership; and

(e) any fees and expenses incurred in connection with the administration of the General Partner and its Associates in respect of the Partnership;

"**Partnership Security**" means any class or series of Limited Partner Interests (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units;

"**Percentage Interest**" shall mean, with respect to any Unitholder, a fraction, expressed as a percentage, the numerator of which is the number of Units held by such Unitholder, and the denominator of which is the aggregate number of Units held by all Unitholders;

"**Person**" means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organisation, and a governmental entity or any department, agency, or political subdivision thereof;

"**Placement Purchaser**" means a Person who by executing and delivering a Placement Subscription Agreement has agreed to purchase certain Common Units on the Closing Date or the Option Closing Date, as the case may be;

"**Placement Subscription Agreement**" means a Placement Subscription Agreement, to be dated on or prior to the Initial Offering Date, between a Placement Purchaser and the Partnership providing

for the purchase of certain Common Units by the Placement Purchaser subject to and in accordance with the terms therein, and as amended, restated, supplemented or otherwise modified in accordance with the terms therein;

"**Plan**" means an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code or any Similar Law, or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement pursuant to ERISA, the Code, any applicable Similar Law or otherwise;

"**Plan Asset Regulations**" means the plan asset regulations of the U.S. Department of Labor, 29 C.F.R. Sec. 2510.3-101;

"**Portfolio Company**" means any Person in which a KKR Private Equity Fund intends to invest or has invested, directly or indirectly, howsoever such investment is intended to be or has been made, *provided* that such Person is classified as a corporation for U.S. federal income tax purposes;

"**Purchase/Placement Agreement**" means that certain Purchase/Placement Agreement, to be dated on or prior to the Initial Offering Date, among the Managers and the Partnership providing for the purchase of certain Common Units by the Managers and the placement of certain other Common Units by the Managers subject to and in accordance with the terms therein, and as amended, restated, supplemented or otherwise modified in accordance with the terms therein;

"**Qualified Purchaser**" has the meaning given to such term in the Investment Company Act;

"**Quarterly Accounting Period**" means a period of three months ending on 31 March, 30 June, 30 September or 31 December, or such other date as the General Partner may determine;

"**Quarterly Accounts**" has the meaning given in Clause 11.3;

"**Record Date**" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of any meeting of Limited Partners or entitled to consent to Partnership action in writing or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer;

"**Record Holder**" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular business day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Securities are registered on the books which the General Partner has caused to be kept as of the opening of business on such business day;

"**Securities Act**" means the U.S. Securities Act of 1933, and all rules and regulations promulgated thereunder;

"**Securities Exchange**" means Euronext Amsterdam or any other securities exchange on which Units or other Partnership Securities are or will be listed for trading.

"**Service Provider**" means KKR or such other member of the KKR Group as may be appointed by the General Partner to be the service provider pursuant to the Services Agreement in relation to the Partnership from time to time;

"**Services Agreement**" means that certain Services Agreement, to be dated on or prior to the Initial Offering Date, by and among the Service Provider, the General Partner, the Partnership, the Intermediate Companies and certain other Persons named therein, as such Services Agreement may be amended, restated, supplemented or otherwise modified in accordance with the terms therein;

"**Similar Law**" means any state, local, non-U.S. or other laws or regulations that would have the same effect as the Plan Asset Regulations so as to cause the underlying assets of the Partnership to be treated as assets of an investing entity by virtue of its investment (or any beneficial interest) in the Partnership and thereby subject the Partnership and the General Partner (or other persons responsible for the investment and operation of the Partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code;

"**Taxation**" or "**Tax**" means all forms of taxation, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including social security contributions, national insurance contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person and all penalties, charges, costs and interest relating thereto;

"**Tax Refunds**" means, in relation to any Partner, any refund or other payment which that Partner is entitled to receive (whether under any applicable double taxation treaty or otherwise) either:

(a) with respect to Tax paid by the Partnership or any Intermediate Company or Portfolio Company; or

(b) with respect to Tax withheld or deducted from a payment or distribution made by a Person described in clause (a);

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units, *provided* that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity;

"**Trust**" means any trust provided for in Clause 7.9;

"**Trustee**" means the Person unaffiliated with the Partnership that is appointed by the General Partner to serve as trustee of a Trust;

"**Uncertificated**" means, in respect of any Partnership Security, a unit of a Partnership Security, title to which is recorded on the relevant register of securities as being held in uncertificated form, and title to which may be transferred by means of any clearing system established for the Partnership;

"**Unit**" means a Limited Partner Interest representing a fractional part of the Limited Partner Interests of all Limited Partners, which is designated as a "Unit" and shall include Common Units;

"**United States**" means the United States of America, its territories and possessions;

"**Unitholders**" means the holders of Units;

"**Units-in-Trust**" has the meaning given in Clause 7.9.1;

"**U.S. Dollars**" means the lawful currency of the United States;

"**U.S. Person**" has the meaning assigned to it in Rule 902(k) of Regulation S promulgated under the Securities Act; and

"**Value Added Tax**" or "**VAT**" means in the United Kingdom, Value Added Tax, and elsewhere within the European Union means such tax as may be levied in accordance with (but subject to

derogations from) Directive 77/388/EEC, and outside the European Union means any tax levied by reference to added value, use, supplies or sales.

1.2 References to "**business days**" are to weekdays (days other than a Saturday or Sunday) on which banks in the City of London, the City of New York, the City of Amsterdam and Guernsey are open generally for business.

1.3 Any reference to "**including**" means "including without limitation".

1.4 The Article and Clause headings of this Agreement are for convenience only and shall not affect the construction hereof. The words "**written**" and "**in writing**" include printing, engraving, lithography or other means of visible reproduction. References to the singular include the plural and vice versa and references to "**Clauses**", "**Articles**", "**Schedules**" and "**Recitals**" are to Clauses, Articles, Schedules and Recitals of this Agreement as from time to time amended.

1.5 References to a statute, code or any provision thereof include such statute, code or provision thereof as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into in accordance with this Agreement prior to the date of this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statute, code or provision thereof (as from time to time modified, re-enacted or consolidated) which such statute, code or provision thereof has directly or indirectly replaced except to the extent that any statute, code or provision thereof made or enacted after the date of this Agreement would create or increase a liability of any of the parties under this Agreement.

1.6 References to a partnership shall be deemed to be to such partnership as constituted from time to time.

2 Establishment

2.1 Nature

The Partnership is a limited partnership and has been registered pursuant to the Act. The General Partner shall at all times comply with the requirements of the Act. Without prejudice to the generality of the foregoing, the General Partner undertakes to comply with the filing and notification requirements of the Act and shall forthwith notify particulars of any relevant changes in the composition or terms of the Partnership effected pursuant to this Agreement and any further changes which may occur in the future to the Greffier in a statement specifying the date and nature of such change. The General Partner shall further procure that the certificate of registration of the Partnership shall be exhibited as required by the Act.

2.2 Purpose

The purpose and nature of the business to be conducted by the Partnership shall be (a) to engage, directly or indirectly via any corporation, partnership, joint venture, limited liability company or other arrangement, in any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organised pursuant to the Act (including to invest, whether directly or indirectly via one or more Intermediate Companies, in certain KKR Private Equity Funds, to co-invest with any KKR Private Equity Fund in a Portfolio Company and to invest in or co-invest with KKR Non-PE Funds, and other investment opportunities sourced by the KKR Group, that the General Partner determines to be suitable for the Partnership) and to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activities; and (b) to do anything necessary or appropriate in furtherance of the foregoing, including the making of capital contributions or loans to an Intermediate Company, *provided* that the General Partner shall not cause the Partnership to engage, directly or

indirectly, in any activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

2.3 Name

The business of the Partnership shall be carried on under the name and style or firm name of KKR Private Equity Investors, L.P. or such other name as the General Partner may from time to time determine. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Record Holders of such change in the next regular communication to the Record Holders.

2.4 Commencement

The General Partner and the Initial Limited Partner shall be partners in the Partnership as from the date of this Agreement. Any Person admitted as an additional Limited Partner pursuant to Clause 2.7 shall be a partner in the Partnership as from the date admitted by the General Partner.

2.5 Duration

Subject as hereinafter provided, the term of the Partnership shall continue until the Partnership is terminated in accordance with Article 8, whereupon the Partnership shall be wound up in accordance with the provisions of Article 9.

2.6 Principal Place of Business

The principal place of business of the Partnership which the General Partner shall register for the purposes of the Act shall be at Trafalgar Court, Les Banques, St Peter Port, Guernsey or such other place outside the United Kingdom as the General Partner may determine and notify to the Record Holders from time to time. The Partnership may maintain offices at such place or places outside Guernsey as the General Partner thinks fit.

2.7 Additional Limited Partners

2.7.1 The General Partner may admit to the Partnership as an additional Limited Partner any Person who shall, by executing an application to subscribe for Limited Partner Interests, agree to be bound by the terms hereof. In addition, by accepting a transfer of any Limited Partner Interest in accordance with the provisions of this Agreement, each Person to whom a Limited Partner Interest is transferred (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person), subject to and in accordance with the terms of this Agreement, (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership, with or without execution of this Agreement, and (ii) shall be deemed to have made the representations set forth in Clause 2.7.2. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. Immediately following the admission of any Limited Partner (other than the Initial Limited Partner) as a limited partner of the Partnership, the Initial Limited Partner hereby retires and withdraws as a Limited Partner.

2.7.2 Any transferee admitted as a Limited Partner in accordance with the terms of this Agreement will be deemed to have (i) executed this Agreement and represented to the Partnership and the General Partner that such Person agrees to become bound by the terms hereof; (ii) represented to the Partnership and the General Partner that such Person has the capacity, power and authority to enter into this Agreement and that the transfer was made in accordance with the terms herein, including in accordance with Clauses 7.5, 7.7, 7.8, and 7.9 (but subject to

Clause 7.7.3); (iii) granted the power of attorney set forth in Clause 20.4; and (iv) granted all consents and waivers contained herein.

3 Issuances of Common Units and Additional Partnership Securities

3.1 General

In connection with the formation of the Partnership under the Act, the General Partner has been admitted as the General Partner of the Partnership as of the date hereof and the Closing Date. Each Manager and Placement Purchaser purchasing Common Units shall make a Capital Contribution to the Partnership in accordance with Clause 3.2. No Manager or Placement Purchaser shall be required to make any further Capital Contribution to the Partnership in excess of the amount required pursuant to Clause 3.2, in each case in respect of each Common Unit purchased by it. No interest shall be paid or payable by the Partnership upon any Capital Contribution.

3.2 Issuance of Common Units

3.2.1 On the Closing Date, each Manager pursuant to the Purchase/Placement Agreement, and each Placement Purchaser pursuant to the Placement Subscription Agreement, shall contribute to the Partnership cash in an amount equal to the Issue Price per Common Unit multiplied by the number of Common Units being purchased by such Person pursuant to the applicable agreement or with respect to which such Person will act as placement agent. In exchange for such Capital Contributions, the Partnership shall issue Common Units to each Manager or Placement Purchaser on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributed to the Partnership by or on behalf of such Person by (ii) the Issue Price per Common Unit.

3.2.2 In addition, on the Closing Date, the Partnership will issue to the General Partner in its capacity as a Limited Partner an aggregate number of Common Units equal to the maximum number of Common Units that may be purchased by the Managers from the General Partner pursuant to the Over-Allotment Option. In exchange for the Partnership's issuance of such Common Units to the General Partner, the General Partner will commit to contribute to the Partnership, in respect of each such Common Unit, cash equal to the Issue Price per Common Unit (less managers' commissions) received from the Managers in connection with their exercise of the Over-Allotment Option, *provided* that to the extent the Over-Allotment Option is exercised for a number of Common Units less than the number of Common Units issued to the General Partner, or if the Over-Allotment Option is not exercised prior to its expiration, the General Partner as a Limited Partner may return to the Partnership for cancellation that number of Common Units not so sold to the Managers and the General Partner's obligation to make a capital contribution in respect of the returned Common Units will be cancelled. Following the expiration or exercise of the Over-Allotment Option, the General Partner will not own any Common Units delivered to it in connection with the Over-Allotment Option and to the extent that the Common Units issued to it by the Partnership have been returned to the Partnership or paid for, the General Partner will have no further commitment to make any capital contributions to the Partnership.

3.3 Issuance of Additional Partnership Securities

3.3.1 The Partnership may issue additional Partnership Securities (including new classes of Partnership Securities), and options, rights, warrants and appreciation rights relating to such Partnership Securities, for any Partnership purpose at any time and from time to time, to such Persons, for such consideration and on such terms and conditions as the General Partner shall determine all

without the approval of any Limited Partners, but only to the extent approved by a majority of the Independent Directors.

3.3.2 Each additional Partnership Security authorised to be issued pursuant to Clause 3.3.1 may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the requirement, if any, of each such Partnership Security to consent to certain Partnership matters.

3.3.3 In connection with the issuance of additional Partnership Securities, and options, rights, warrants and appreciation rights relating to such Partnership Securities, authorised to be issued pursuant to Clause 3.3.1, the General Partner shall be permitted to take all actions that it determines to be necessary or appropriate in connection with such issuance and the admission of additional Limited Partners in connection therewith, including to comply with the Act and any statute, rule, regulation or guideline of any U.S. federal or state, the Netherlands or other non-U.S. government or agency or any securities exchange.

3.4 Withdrawal of Capital Contributions

No Partner shall be entitled to the withdrawal or return of its Capital Contribution in respect of Common Units, except to the extent, if any, that distributions are made pursuant to this Agreement or upon the liquidation of the Partnership in accordance with the provisions of Article 9, or as otherwise required by applicable law. Except to the extent expressly provided in this Agreement, no holder of Common Units shall have priority over any other holder of Common Units either as to the return of Capital Contributions or as to profits, losses or distributions.

3.5 No Preemptive Right

No Person shall have any preemptive or other similar right with respect to the issuance of any Common Units, whether unissued, held in treasury or hereafter created.

3.6 Splits and Combinations

3.6.1 Subject to Clause 3.6.4, the Partnership may make a pro rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event.

3.6.2 Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause independent accountants of international standing selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

3.6.3 Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate in its sole discretion to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

3.6.4 The Partnership shall not issue fractional Partnership Securities upon any distribution, subdivision or combination of Partnership Securities. If a distribution, subdivision or combination of Partnership Securities would result in the issuance of fractional Partnership Securities but for the provisions of this Clause 3.6.4, each fractional Partnership Security shall be rounded to the nearest whole Partnership Security with each half Partnership Security being rounded to the next higher Partnership Security.

4 The General Partner and the Service Provider

4.1 Appointment of the General Partner

4.1.1 Subject to the terms in this Agreement, the General Partner shall have exclusive responsibility for the management and control of the business of the Partnership and the management of Assets and shall otherwise have full power and authority to do all things necessary to carry out the purposes of the Partnership.

4.1.2 Without prejudice to the generality of Clause 4.1.1, subject to the terms in this Agreement, the General Partner shall have full power and authority (exercisable in its sole discretion):

(i) to manage the investment of cash from time to time comprising the Assets;

(ii) to identify, evaluate and negotiate investment opportunities for and on behalf of the Partnership;

(iii) to use, purchase, sell, transfer, exchange or otherwise acquire or dispose of Assets;

(iv) to exercise or omit to exercise voting, approval, consent and other rights in respect of Assets;

(v) to form or acquire interests in, and to contribute cash or other property and to acquire loans from, any limited or general partnership, joint venture, limited liability company, corporation or other Person, including to acquire interests in and contribute Assets to the Intermediate Companies, provided that the Partnership shall not engage in the origination of loans;

(vi) to borrow, assume or raise any form of finance, including the issuance of debt securities, on behalf of and in the name of the Partnership, in such amounts and on such terms as the General Partner may determine, and to grant security over and enter into such other arrangements in respect of the Assets as the General Partner may determine;

(vii) to enter into, make and perform such contracts, agreements, conveyances, instruments and other undertakings, and give guarantees, and to do all such other acts as the General Partner may deem necessary or appropriate for or as may be incidental to the carrying on of the activities of the Partnership;

(viii) to disburse, or arrange for disbursement out of the Assets, payments of the fees and expenses of external professional advisers, the expenses associated with any investment proposal, whether or not the relevant investment is completed, and any direct costs

involved in the realisation of any Asset and including in any such case any VAT associated with such disbursements, expenses or costs, but only to the extent that such fees, disbursements, costs and expenses constitute Partnership Expenses;

(ix) to engage and to dismiss such agents, lawyers, accountants, depositary banks, consultants, custodians, contractors and other professional advisers, and to determine the terms of such engagement or dismissal, as the General Partner may deem necessary or appropriate from time to time in connection with the affairs of the Partnership at the expense (to the extent that they are not recoverable from any other Person) of the Partnership, but only to the extent that the costs and expenses of such advisers constitute Partnership Expenses;

(x) to enter into spot and forward currency transactions, future contracts (including commodity futures) and transactions in derivative instruments related to currencies, currency swaps, commodities and any other assets;

(xi) to make any and all elections for United States federal, state, local and non-United States tax matters, including any election to adjust the basis of Partnership property pursuant to Sections 734(b), 743(b) and 754 of the Code or comparable provisions of United States federal, state, local or non-United States law;

(xii) to distribute cash or other Assets of the Partnership;

(xiii) to control any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation on behalf of the Partnership;

(xiv) to indemnify any Person against liabilities and contingencies to the extent permitted by applicable law;

(xv) to maintain insurance for the benefit of the Partnership, any of the Partners and the Indemnified Parties as the General Partner may in its sole discretion determine;

(xvi) to make such tax, regulatory or other filings, and to render periodic or other reports to governmental or other agencies having jurisdiction over the business of the Partnership or Assets as the General Partner may deem necessary or appropriate; and

(xvii) to take such actions as may be necessary or appropriate in any jurisdiction in which the Partnership carries on business to establish or preserve the limited liability of the Limited Partners.

4.1.3 The General Partner (i) shall comply with all of the terms of this Agreement and operate the Partnership pursuant to the terms of this Agreement and (ii) shall not, and shall cause each of its Associates not to, take any action or enter into any contract or other arrangement, or approve any such action, contract or arrangement, on behalf of the Partnership or any Intermediate Company, either directly or indirectly, to the extent such action, contract or arrangement would conflict with, be contrary to or otherwise be prohibited by the terms of this Agreement.

4.2 Reimbursement of Partnership Expenses

4.2.1 Partnership Expenses (including any irrecoverable VAT thereon) shall be paid out of the Assets. The General Partner and each of its Associates shall be reimbursed for Partnership Expenses advanced out of such Person's own resources. Reimbursements pursuant to this Clause 4.2.1 shall be in addition to any reimbursement to the General Partner (or to any of its Associates) as a result of any indemnification provided in or permitted by this Agreement (but without duplication of reimbursements).

4.2.2 All fees, expenses, stamp and other duties, Tax and other costs disbursed by the General Partner in the performance of its duties hereunder which constitute Partnership Expenses (including any irrecoverable VAT thereon) and which may accordingly be charged to the Partnership where applicable, (a) may be added to the cost (or deducted from the proceeds of disposal) of the Assets to which they relate, or (b) may be treated in such other manner as the General Partner may consider appropriate, and at such time or times as the General Partner may consider appropriate.

4.2.3 The General Partner shall be entitled to such fees and expenses for its services as General Partner as may be agreed from time to time with the Limited Partners.

4.3 Contributions to the Partnership

4.3.1 The General Partner shall not be required to make any contribution whatsoever to the Assets.

4.3.2 The General Partner shall not be liable to make any payment pursuant to Clause 4.6.1 in respect of any indemnification obligation of the Partnership which cannot be satisfied out of the Assets.

4.4 Withdrawal of the General Partner

4.4.1 The General Partner shall not withdraw from the Partnership except (i) with the prior written consent of holders representing a majority of each class of Outstanding Partnership Securities and (ii) upon the appointment by the General Partner of a replacement general partner which agrees to assume the rights and undertake the obligations of the original general partner, *provided* that any transfer, merger, amalgamation or consolidation of the General Partner in accordance with Clause 7.6 shall not be deemed a withdrawal by the General Partner from the Partnership for purposes of this Agreement.

4.4.2 Any such withdrawal shall be effective upon the satisfaction of clauses (i) and (ii) of Clause 4.4.1, and as of such time the replacement general partner shall exercise all powers of the General Partner pursuant to this Agreement.

4.4.3 Upon the withdrawal of the General Partner in accordance with Clause 4.4.1, the former general partner shall deliver to any replacement general partner, or as the replacement general partner shall direct, all Assets, and copies of all books of account, records, registers, correspondence and documents solely relating to the affairs of or belonging to the Partnership in the possession of or under the control of the former general partner, and take all necessary steps to vest in the Partnership or the replacement general partner any Assets previously held in the name of or to the order of the Partnership or the former general partner.

4.5 Custody of the Assets

The General Partner shall make appropriate arrangements for the safe custody of the Assets of the Partnership. Such arrangements may involve the holding of documents of title by, and the registration of Assets in the name of, the General Partner for the account of the Partnership. If the General Partner considers it appropriate to appoint a third party to have custody of such Assets, such appointment shall be made by the General Partner on behalf of the Partnership on such terms as the General Partner may determine in its sole discretion. Clause 4.6, without limiting the application of such Clause, shall apply to any such custodian. Assets or documents of title may be lent to third parties and may be used as security for borrowings permitted under Clause 4.1.2 on such terms as the General Partner may determine in its sole discretion.

4.6 Indemnity and Exclusion of Liability

4.6.1 The General Partner, the Service Provider and any of their respective Associates, and their respective officers, directors, agents, shareholders, partners, members and employees, any Person who serves on the board of directors or other governing body of any Intermediate Company and any Person the General Partner designates as an indemnified Person (each, an "**Indemnified Party**") shall, to the fullest extent permitted by law, be indemnified on an after Tax basis out of the Assets (and the General Partner shall be entitled to grant indemnities on behalf of the Partnership, and to make payments out of the Assets, to any Indemnified Party in each case in accordance with this Clause 4.6) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, "**Liabilities**") arising from any and all claims, demands, actions, suits and proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the business, investments and activities of the Partnership or by reason of such Person being the General Partner or Service Provider, or an Associate, officer, director, agent, shareholder or employee of the General Partner or Service Provider, or a Person who serves on the board of the directors or other governing body of any Intermediate Company, *provided* that no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party acted in bad faith or engaged in fraud or wilful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnified Party's conduct was unlawful. An Indemnified Party shall not be denied indemnification in whole or in part under this Clause 4.6 because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

4.6.2 To the fullest extent permitted by law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, shall from time to time be advanced by the Partnership prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as provided by the proviso of Clause 4.6.1.

4.6.3 The indemnification provided by this Clause 4.6 shall be in addition to any other rights to which an Indemnified Party may be entitled under any agreement, as a matter of the law or otherwise, both as to actions in the Indemnified Party's capacity as an Indemnified Party and as to actions in any other capacity, and shall continue as to any Indemnified Party who has ceased to serve in the capacity in which such Indemnified Party became entitled to indemnification under this Clause 4.6, and shall inure to the benefit of such Person's heirs, successors, assigns and administrators. The indemnification provisions of this Clause 4.6 are for the benefit of the Indemnified Party, its heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Person.

4.6.4 No amendment, modification or repeal of this provision or any other provision of this Agreement shall in any manner terminate, reduce or impair the right of any past, present or future Indemnified Party to be indemnified by the Partnership or the obligations of the Partnership to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such

amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

4.6.5 Notwithstanding anything to the contrary in this Agreement, (i) no Indemnified Party shall be liable to the Partnership, any Partner or any other Person who has acquired an interest in a Partnership Security for any Liabilities sustained or incurred by such Person as a result of any act or omission of the Indemnified Party, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such Liabilities resulted from the Indemnified Party's bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful and (ii) any matter that is approved by a majority of the Independent Directors shall not constitute a breach of this Agreement or any duties to the Partnership or to the Partners stated or implied by law or equity, including fiduciary duties.

4.6.6 To the extent that an Indemnified Party has any duties to the Partnership or to the Partners, including fiduciary duties, such Indemnified Party acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

4.6.7 Any amendment, modification or repeal of this Clause 4.6 (or that otherwise affects Clause 4.6) that limits its scope shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnified Parties under this Clause 4.6 as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted, *provided* that the Indemnified Party became an Indemnified Party hereunder prior to such amendment, modification or repeal.

4.6.8 The provisions of this Clause 4.6 shall survive the dissolution of the Partnership.

4.7 Investment Restrictions

4.7.1 The exercise by the General Partner of any and all powers and authority granted to it under this Agreement shall be subject to the restrictions set forth in Clause 2.2 and shall be in a manner that is consistent with the restrictions and limitations established by the Board of Directors from time to time in accordance with the GP Charter, including the limitations set forth in the investment policies and procedures established by the Board of Directors relating to the amount of Opportunistic Investments that the Partnership and the Intermediate Companies may make.

4.7.2 The Partnership will use its reasonable efforts consistent with the terms of the Agreement to conduct the affairs of the Partnership in a manner that does not cause Limited Partners that are not "United States Persons" (as that term is defined in Section 7701 of the Code) to be deemed to be engaged in the "conduct of a trade or business within the United States" within the meaning of Sections 871 or 882 of the Code, solely by reason of their Limited Partner Interest (and without taking into account income that is treated as effectively connected with the "conduct of a trade or business within the United States" within the meaning of Section 897 of the Code).

4.7.3 Notwithstanding anything contained in this Agreement to the contrary, the Partnership will undertake all necessary steps to preserve its status as a partnership for U.S. federal tax purposes and will not undertake any activity or make any investment or fail to take any action that will (i) cause the Partnership to earn or to be allocated income other than qualifying income as defined in Section 7704(d) of the Code, except to the extent permitted under Section 7704(c) of the Code, or (ii) jeopardize its status as a partnership for U.S. federal tax purposes.

4.8 Management Services

The General Partner may cause the Partnership to appoint any Person (including any Associate of the General Partner) to manage the affairs of the Partnership, as approved by a majority of the Independent Directors. Any services rendered pursuant to such appointment shall be on terms that are fair and reasonable to the Partnership, *provided* that the requirements of this Clause 4.8 shall be deemed satisfied as to (i) any services provided under the Services Agreement, (ii) any services provided by Northern Trust International Fund Administration Services (Guernsey) Limited, as administrator to the Partnership pursuant to an administration agreement; (iii) any transaction approved by a majority of the Independent Directors, (iv) any transaction the terms of which are no less favourable to the Partnership than those generally being provided to or available from unrelated third parties or (v) any transaction that, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favourable or advantageous to the Partnership, is equitable to the Partnership. The provisions of Clause 4.2 shall apply to the rendering of services described in this Clause 4.8.

4.9 Outside Activities

4.9.1 With effect from the Closing Date, the General Partner shall, for so long as it is the General Partner of the Partnership, (i) maintain as its sole business the business of acting as the general partner of the Partnership and the general partner or managing member, as the case may be, of any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and undertaking activities that are ancillary or related thereto and (ii) not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or managing member as described above or acquiring, owning or disposing of debt or equity securities of any Intermediate Company.

4.9.2 Each Indemnified Party (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in other business ventures of any and every type or description, whether in businesses and activities similar to those of the General Partner, the Partnership and the Intermediate Companies, in direct competition to, and/or in preference to, or to the exclusion of, the Partnership, the General Partner, and the Intermediate Companies. Such business interests, activities and engagements shall not constitute a breach of this Agreement or any duties stated or implied by law or equity, including fiduciary duties, to any of the General Partner, the Partnership and the Intermediate Companies (or any of their respective partners, members, shareholders or other investors), and shall be deemed not to be a breach of the General Partner's fiduciary duties or any other obligation of any type whatsoever of the General Partner. None of the General Partner, the Partnership and the Intermediate Companies or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby or otherwise in any business ventures of an Indemnified Party.

4.9.3 The General Partner and the Indemnified Parties shall have no obligation hereunder or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business opportunities to the Partnership, the Limited Partners or the Intermediate Companies.

4.9.4 The General Partner and its Associates shall have no obligation to (i) permit the Partnership and the Intermediate Companies to use any facilities or assets of the General Partner or its Associates, except as may be provided in contracts, agreements or other arrangements entered into from time to time specifically dealing with such use, or (ii) to enter into such contracts, agreements or other arrangements.

4.9.5 Notwithstanding anything to the contrary in this Agreement, conflicts of interest and potential conflicts of interest that are approved by a majority of the Independent Directors from time to time are hereby approved by all Partners.

4.9.6 Notwithstanding anything to the contrary in this Article 4, nothing in this Article 4 shall affect any obligation of an Indemnified Party to present a business opportunity to the Partnership, the General Partner or the Intermediate Companies pursuant to a separate written agreement between such Indemnified Party and the Partnership, the General Partner or any Intermediate Company.

4.10 Other Matters Concerning the General Partner

The General Partner may consult with legal counsel, accountants, appraisers, consultants, investment banks, agents and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) or advice of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional, expert or other competence shall be full justification for any such act or omission. In addition, the General Partner may exercise any of the powers granted to it by this Agreement, and perform any of the duties imposed upon it hereunder, either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent, *provided* that the General Partner appointed such Person in good faith and with reasonable belief that such Person was qualified to perform the duties for which such Person was so appointed.

4.11 Purchase or Sale of Partnership Securities

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by the Partnership, such Partnership Securities shall not be considered "Outstanding" for any purpose, except as otherwise provided herein.

4.12 Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any director or officer of the General Partner authorised by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all Assets and to enter into any authorised contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favour of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorised and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the provisions of this Agreement and is binding upon the Partnership.

5 Limited Partners

5.1 No Management or Control

The Limited Partners, in their capacities as such, shall not take any part in the management or control of the business and affairs of the Partnership or have any right or authority to act for or to bind the Partnership or to take part or in any way to interfere in the conduct or management of

the Partnership or to vote on matters relating to the Partnership, to have access to the books and records of the Partnership, any Intermediate Company, any KKR Private Equity Fund, any KKR Non-PE Fund, any Portfolio Company or any other Person in which any of the foregoing makes an investment, other than as provided in the Act or as set forth in this Agreement.

5.2 No Personal Obligation

The Limited Partners shall have no personal obligation for the debts and liabilities of the Partnership, except as provided in this Agreement and in the Act.

5.3 Outside Activities

Any Limited Partner, in its capacity as such, shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership. No Partner shall have any rights by virtue of this Agreement in any business ventures of any other Partner. The Partnership shall not have any rights by virtue of this Agreement in any business ventures of any Partner.

5.4 Liability for Taxation

Each Limited Partner severally undertakes to pay to the Partnership or the General Partner, as the case may be, any amount which the Partnership or the General Partner is required to pay by law in respect of Taxes imposed upon the Partnership or the General Partner on or before the liquidation of the Partnership in respect of income or profits allocated, or distributions made, to such Limited Partner whether before or after any sale or transfer of any Limited Partner Interests in the Partnership. Following any sale or transfer of Limited Partner Interests (or any part thereof), the relevant Limited Partner shall remain liable under this Clause 5.4 for any Taxes on income and gains allocated to it prior to the transfer.

5.5 Supply of Information

Each Limited Partner shall use all reasonable endeavours promptly to supply to the General Partner such information, affidavits or certificates as the General Partner reasonably requests for the Partnership to comply with applicable legal or regulatory requirements, whether in connection with Assets or proposed assets, or in relation to the Taxation of the Partnership or any Limited Partner or otherwise.

5.6 Amendment to GP Charter

Any amendment to the following portions of the GP Charter shall require the consent of holders representing a majority of each class of Outstanding Partnership Securities: (i) the definition of "Independent Director"; (ii) Article 16(2); (iii) the portion of the second proviso of Article 16(4) relating to Independent Directors; (iv) the second proviso of Article 16(7); (v) Article 20(12); (vi) Article 20(13); (vii) the proviso of Article 21(2); and (viii) Article 22(2).

6 Allocations and Distributions

6.1 Maintenance of Capital Accounts

The Partnership shall maintain Capital Accounts in accordance with United States Treasury Regulation s1.704-1(b)(2)(iv).

6.2 Allocations

Income, gain, loss, deduction and credit for income tax purposes shall be allocated to each Partner in accordance with their respective Percentage Interests, except as otherwise determined by the General Partner in its sole discretion in order to comply with the Code or applicable regulations thereunder.

6.3 Currency Translation

Allocations of amounts other than in U.S. Dollars shall be undertaken following translation into U.S. Dollars by the General Partner on such date as the General Partner deems appropriate, using rates quoted by appropriate financial institutions of repute or by internationally recognised financial publications or news services to fix the rate of translation.

6.4 Distributions

The General Partner may in its sole discretion make distributions at any time or from time to time to the Limited Partners, *provided* that all distributions shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent only to the Record Holders pro rata according to their respective Percentage Interests as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise. The amount of Taxes withheld or paid by the Partnership or an Intermediate Company in respect of taxable income allocated to a Partner shall be treated as a distribution to such Partner.

6.5 Taxation and Resources

6.5.1 Where the General Partner requires, each Limited Partner shall provide such proof of its residence for Taxation purposes (including any appropriate forms of affidavit) as the General Partner shall deem necessary in order to satisfy itself whether any interest or dividend payments collected by or paid to it should be paid under deduction of, or after withholding for, Tax.

6.5.2 The General Partner is hereby authorised to arrange for the provision of reserves to meet, agree, pay and account for any taxation of any jurisdiction which may be assessed on the General Partner or the Partnership by reason of the activities of the Partnership or the circumstances of any Partner or for which the General Partner is obliged to account and to allocate any such sums between the Partners in accordance with the advice of the Auditors and any amount so allocated shall be debited to the relevant Partners. The balance of any reserves available following the settlement of all liabilities and/or the settlement of any question of liability shall be paid to the Partner or Partners on whose behalf such amounts were reserved, to the extent that the reserved amounts were not expended in settling such Partner's or Partners' Tax liability.

6.5.3 Each of the Limited Partners hereby appoints the General Partner as its agent and attorney with full authority to act in its sole discretion (and without any obligation on the General Partner to perform the same) to recover on their behalf all Tax Refunds (including tax credits and double tax treaty refunds) as may be available to them in respect of investments in Assets.

6.6 Currency of Distribution

Distributions shall be made in U.S. Dollars or such other currency or currencies as the General Partner may determine from time to time in its sole discretion.

6.7 Prohibition on Distributions

The General Partner shall not cause the Partnership to make any distribution pursuant to this Article 6:

6.7.1 unless there is sufficient cash available therefor;

6.7.2 which would render the Partnership unable to pay its debts as and when they fall due; or

6.7.3 which, in the opinion of the General Partner, would or might leave the Partnership with insufficient funds to meet any future or contingent obligations.

6.8 Plan Assets

Each Limited Partner hereby represents and warrants that no portion of the assets used by such Limited Partner to acquire or hold an interest in any Unit constitutes or will constitute "plan assets" of any Plan.

7 Certificates; Record Holders; Transfers and Redemptions

7.1 Certificates

7.1.1 Upon the Partnership's issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. Certificates shall be executed on behalf of the Partnership by the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent, *provided* that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.

7.1.2 Units of any class may be traded through an electronic settlement system and held in Uncertificated form in accordance with such arrangements as may from time to time be permitted by any statute, regulation, order, instrument or rule in force affecting the Partnership. Amendments to any Clauses which may be necessary or expedient for this purpose may be made by the General Partner in its sole discretion but will not be deemed to vary the rights of any class of Units.

7.1.3 Certificates may bear any legends required by applicable law or otherwise determined to be appropriate by the General Partner.

7.2 Mutilated, Destroyed, Lost or Stolen Certificates

7.2.1 If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

7.2.2 The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Securities represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

7.2.3 As a condition to the issuance of any new Certificate under this Clause 7.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

7.3 Record Holders

Where this Agreement provides that the Record Holders have rights or obligations hereunder, the Partnership or General Partner, as applicable, shall be entitled to recognise the Record Holders as the holders of Limited Partner Interests and, accordingly, shall not be bound to recognise any equitable or other claim to or interest in such Limited Partner Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of a Securities Exchange. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company, depositary or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Limited Partner Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Limited Partner Interest. A Person may become a Record Holder without the consent or approval of any Partner.

7.4 Transfers Generally

7.4.1 The term "**Transfer**", when used in this Agreement with respect to a Limited Partner Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its general partner interest to another Person who becomes the General Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage, or (ii) by which the holder of a Limited Partner Interest assigns its Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

7.4.2. No Limited Partner Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 7.

7.4.3 Any Transfer or purported Transfer of a Limited Partner Interest not made in accordance with this Article 7 shall be voidable.

7.4.4 Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the issued and outstanding ownership interests of the General Partner to any other Person.

7.5 Registration and Transfer of Limited Partner Interests

7.5.1 The General Partner shall keep or cause to be kept on behalf of the Partnership a register containing the name and mailing address of each Limited Partner in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Clauses 7.5.2 and 7.5.3, the Partnership will provide for the registration and transfer of Limited Partner Interests. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate. The Partnership shall not recognise transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Clause 7.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Clause 7.5.2, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

7.5.2 The Partnership shall not recognise any transfer of Limited Partner Interests until the Certificates (if any) evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer, *provided* that as a condition to the issuance of any new Certificate under this Clause 7.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

7.5.3 Each Person to whom a Limited Partner Interest is transferred (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred subject to and in accordance with Clause 2.7.

7.5.4 Any Transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to this Article 7.

7.5.5 Subject to (i) this Clause 7.5 and Clauses 7.3 and 7.7, (ii) with respect to any classes of Limited Partner Interests other than Common Units, the provisions of any statement of designations or amendment to this Agreement establishing such class, and (iii) provisions of applicable law, Limited Partner Interests shall be freely transferable.

7.5.6 The General Partner shall have power to implement such arrangements as it may, in its sole discretion, determine fit in order for any class of Units to be admitted to settlement by means of any clearing system.

7.5.7 The General Partner may, in its sole discretion and without giving a reason, refuse to register a transfer of any Unit in Certificated form or Uncertificated form (subject to Clause 7.5.8) which is not fully paid or on which the Partnership has a lien.

7.5.8 The General Partner may only decline to register a transfer of an Uncertificated Unit in the circumstances set out in this Agreement, the listing rules made by a Securities Exchange and the

regulations of any clearing system implemented pursuant to Clause 7.5.6, or as otherwise required by applicable law, rule or regulation.

7.5.9 Other than in respect of circumstances described in Clauses 7.7, 7.8 and 7.9 (which shall be governed by such clauses), if it shall come to the notice of the General Partner that any Units are owned directly or beneficially by any Person in breach of any law or requirement of any country or governmental or regulatory authority or by virtue of which such Person is not qualified to hold such Units or by any Person or Persons in circumstances (whether directly or indirectly affecting such Person or Persons and whether taken alone or in conjunction with any other Person or Persons, connected or not, or any other circumstances appearing to the General Partner to be relevant) which will or may result in the Partnership incurring any liability to taxation or suffering any pecuniary or other administrative disadvantage which the Partnership might not otherwise have incurred or suffered, the General Partner may give notice to such Person requiring the Person to sell or transfer his Units to a Person qualified to own the same within 30 days and within such 30 days to provide the General Partner with satisfactory evidence of such sale or transfer. If any Person upon whom such a notice is served pursuant to this sub-paragraph does not within 30 days after such notice transfer his Units to a Person qualified to own the same or establish to the satisfaction of the General Partner (whose judgment shall be final and binding) that the Person is qualified and entitled to own the Units, the Person shall be deemed upon the expiration of such 30 days to have forfeited his Units. Such forfeited Units shall be deemed to be the property of the Partnership and may be sold, re-allotted or otherwise disposed of on such terms as the General Partner shall think fit.

7.6 Transfer of the General Partner Interest

7.6.1 The General Partner shall not transfer all or any part of its general partner interest, or merge, consolidate, convert or amalgamate with or into any Person such that the General Partner would no longer be deemed to be the holder of the general partner interest, except in accordance with Clause 7.6.2.

7.6.2 The General Partner may at any time transfer its interest in the Partnership to, or merge, consolidate, convert or amalgamate with or into, any member of the KKR Group (who is qualified to act as such under The Protection of Investors (Bailiwick of Guernsey) Law, 1987) without any requirement for consent of Unitholders, and upon such transfer (or other transaction) the original general partner shall cease to be the general partner and the replacement general partner (or surviving entity) shall become the "General Partner" for all purposes of this Agreement and assume all rights and obligations of the original general partner, *provided* that pursuant to the terms of the transfer, merger, amalgamation or consolidation (i) the replacement general partner (or surviving entity) agrees to assume the rights and duties of the original general partner under this Agreement and to be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transaction would not result in the loss of limited liability of any Limited Partner.

7.7 Restrictions on Transfers

7.7.1 Notwithstanding the other provisions of this Article 7, no transfer of any Limited Partner Interests shall be made if such transfer would (i) violate any applicable Guernsey laws or U.S. federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) require the Partnership to be subject to the registration requirements of the Investment Company Act, (iii) result in (A) all or any portion of the Assets becoming or being deemed to be "plan assets" (pursuant to ERISA, the Code or any applicable Similar Law or otherwise) of any existing or contemplated Limited Partner or be subject to the provisions of ERISA, Section 4975 of the

Code, or any applicable Similar Law, or (B) the General Partner becoming or being deemed to be a fiduciary with respect to any existing or contemplated Limited Partner pursuant to ERISA, the Code, any applicable Similar Law or otherwise, (iv) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, (v) when taken into account with other transfers, would cause a termination of the Partnership for U.S. federal tax purposes under Code section 708(b)(1)(B), (vi) jeopardize (as determined by the General Partner) the Partnership's status as a partnership for U.S. federal tax purposes or (vii) otherwise result in the Partnership or any Intermediate Company incurring or increasing any liability to Taxation or suffering any pecuniary, fiscal or material regulatory disadvantage.

7.7.2 Limited Partner Interests may not be transferred to any U.S. Person except in the restricted circumstances as described below. The General Partner has the power of compulsory redemption and transfer over any interest the transfer of which is contemplated to a U.S. Person that is not a Qualified Purchaser, as set forth in Clause 7.8.2. Limited Partner Interests have not been and will not be registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction of the United States. The Partnership is not, and will not be, registered under the Investment Company Act. Accordingly, Limited Partner Interests may not be offered, sold, transferred or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person at any time without the prior consent of the General Partner, which consent may be granted or withheld in the sole discretion of the General Partner, but which will not in any case be granted if, as the result thereof, the Partnership is required to register pursuant to the Investment Company Act or the transfer would be in breach of applicable United States federal or state securities laws.

7.7.3 Nothing contained in this Article 7, including Clauses 7.4.3, 7.5.7, 7.7.2, 7.7.4 and 7.8, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Limited Partner Interests entered into through the facilities of a Securities Exchange.

7.7.4 A resident of Japan who was solicited to buy Common Units is prohibited from assigning its interest in the Common Units to another resident of Japan in any way other than by assigning its interest in the Common Units in whole but not in part to one transferee. As used in this Article the term "resident of Japan" means a natural person having his place of domicile or residence in Japan, or a juridical person having its main office in Japan as defined in Item 5, Paragraph 1, Article 6 of Foreign Exchange and Foreign Trade law of Japan (Law no. 228,1949).

7.8 Investment Company Act Ownership Limitations

7.8.1 Any purported acquisition or holding of a Limited Partner Interest that requires the Partnership to become registered as an "investment company" under the Investment Company Act shall be voidable. If U.S. legal counsel to the Partnership or U.S. legal counsel to a Limited Partner (or such other Person as may reasonably be acceptable to the General Partner) advises the General Partner that there is a material likelihood that a transferee who is a U.S. Person is not a Qualified Purchaser or would otherwise, in the opinion of such legal counsel or other Person, be integrated with the Partnership for purposes of the Investment Company Act to cause the Partnership to be required to register as an "investment company" pursuant to the Investment Company Act, then the General Partner shall refuse to recognise and shall not permit the transfer of such Limited Partner Interest.

7.8.2 If, in the reasonable opinion of the General Partner, any holder of Limited Partner Interests that is a U.S. Person was not a Qualified Purchaser when it acquired the interest, then the General Partner may, in addition to requiring the transfer of such interests in accordance with Clause 7.5.9, require that the Limited Partner transfer its Limited Partner Interest immediately to (1) a non-U.S. Person in an offshore transaction pursuant to Regulation S under the Securities Act or (2) to a Person (A) that is within the United States or that is a U.S. Person and (B) which

is a Qualified Purchaser and makes such representations as the General Partner shall require. Pending such transfer, with respect to such Limited Partner, the General Partner may, in its sole discretion, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Partnership and any rights to receive distributions with respect to its Limited Partner Interest. If the obligation to transfer is not met within the time period determined by the General Partner, the General Partner may, in its sole discretion, transfer the Limited Partner Interests to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S or (2) a Person that is in the United States or a U.S. Person and which is a Qualified Purchaser and, if such Limited Partner Interests are sold, the General Partner shall cause the Partnership to distribute the net proceeds to such former Limited Partner.

7.9 ERISA Ownership Limitations

7.9.1 Generally. Any purported acquisition or holding of a Unit with the assets of any Plan will be void and shall have no force and effect. In addition, if any ERISA Person acquires or holds Units in violation of these limitations, (i) Units acquired or held by any ERISA Person shall be deemed to be "**Units-in-Trust**" to prevent the Assets from being treated as "plan assets" that are subject to Title I of ERISA, Section 4975 of the Code or any Similar Laws; (ii) such Units shall be transferred automatically and by operation of law to a Trust (as described below); and (iii) the ERISA Persons purportedly owning such Units-in-Trust shall submit such Units for registration in the name of the Trust. Such transfer to a Trust and the designation of Units as Units-in-Trust shall be effective as of the close of business on the business day prior to the date of the event that otherwise could have caused the Assets to be treated as "plan assets" that are subject to Title I of ERISA, Section 4975 of the Code or any Similar Laws.

7.9.2 Transfers to Non-ERISA Persons. During the period prior to the discovery of the existence of the Trust, any transfer of Units by an ERISA Person to a non-ERISA Person shall reduce the number of Units-in-Trust on a one-for-one basis, and to that extent such Units shall cease to be designated as Units-in-Trust. After the discovery of the existence of the Trust, but prior to the redemption of all discovered Units-in-Trust and/or the submission of all discovered Units-in-Trust for registration in the name of the Trust, any transfer of Units by an ERISA Person to a non-ERISA Person shall reduce the number of Units-in-Trust on a one-for-one basis, and to that extent such Units shall cease to be designated as Units-in-Trust.

7.9.3 Partnership's Right to Redeem Units-in-Trust. If any Units are deemed "Units-in-Trust", the holder shall cease to own any right or interest with respect to such Units and the Partnership will have the right to repurchase such Units-in-Trust for an amount equal to their Market Price, which proceeds shall be payable to the purported owner.

7.9.4 Transfer of Units-in-Trust.

(i) **Ownership in Trust.** Upon any purported transfer or other event that would result in a transfer of Units to a Trust, such Units shall be deemed to have been transferred to a Trustee as trustee of such Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the business day prior to the purported Transfer or other event that results in the transfer to the Trust. The Trustee shall be appointed by the General Partner and shall be a Person unaffiliated with the Partnership. Each Charitable Beneficiary shall be designated by the Partnership as provided below.

(ii) **Status of Units Held by the Trustee.** Units held by the Trustee shall be issued and outstanding Units of the Partnership. The prohibited owner shall have no rights in the Units held by the Trustee. The prohibited owner shall not benefit economically from ownership of any Units held in trust by the Trustee, shall have no rights to any

distributions and shall not possess any rights to vote or other rights attributable to the Units held in the Trust.

(iii) **Distributions and Consent Rights.** The Trustee shall have all consent rights and rights to distributions with respect to Units held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any distribution paid prior to the discovery by the General Partner that the Units have been transferred to the Trustee shall be paid by the recipient of such distribution to the Trustee upon demand and any distribution authorised but unpaid shall be paid when due to the Trustee. Any distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The prohibited owner shall have no consent rights with respect to Units held in the Trust and, effective as of the date that the Units have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any consent cast by a prohibited owner prior to the discovery by the General Partner that the Units have been transferred to the Trustee and (ii) to recast such consent in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary, *provided* that if the Partnership has already taken irreversible action, then the Trustee shall not have the authority to rescind and recast such consent. Notwithstanding the foregoing, until the General Partner has received notification that Units have been transferred into a Trust, the General Partner shall be entitled to rely on its Units transfer and other Partnership records for purposes of preparing lists of Record Holders entitled to consent at meetings, determining the validity and authority of proxies and otherwise obtaining consents of Limited Partners.

(iv) **Sale of Units by Trustee.** Within 20 days of receiving notice from the General Partner that Units have been transferred to the Trust, the Trustee of the Trust shall sell the Units held in the Trust to a Person, designated by the Trustee, whose ownership of the Units will not violate the ownership limitations set forth herein. Upon such sale, the interest of the Charitable Beneficiary in the Units sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner and to the Charitable Beneficiary as provided herein. The prohibited owner shall receive the lesser of (1) the price paid by the prohibited owner for the Units or, if the prohibited owner did not give value for the Units in connection with the event causing the Units to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the Units on the day of the event causing the Units to be held in the Trust and (2) the price per Units received by the Trustee from the sale or other disposition of the Units held in the Trust. Any net sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Partnership that Units have been transferred to the Trustee, such Units are sold by a prohibited owner, then (i) such Units shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the prohibited owner received an amount for such Units that exceeds the amount that such prohibited owner was entitled to receive hereunder, such excess shall be paid to the Trustee upon demand.

(v) **Purchase Right in Units Transferred to the Trustee.** Units transferred to the Trustee shall be deemed to have been offered for sale to the Partnership, or its designee, at a price per Units equal to the lesser of (1) the price per unit in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (2) the Market Price on the date the Partnership, or its designee, accepts such offer. The Partnership shall have the right to accept such offer until the Trustee has sold the Units held in the Trust. Upon such a sale to the Partnership, the interest of the Charitable Beneficiary in the Units sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner.

(vi) **Designation of Charitable Beneficiaries.** By written notice to the Trustee, the General Partner shall designate one or more non-profit organisations to be the Charitable Beneficiary of the interest in the Trust such that (1) the Units held in the Trust would not violate the restrictions set forth herein in the hands of such Charitable Beneficiary and (2) each such organisation must be described in Section 501(c)(3) of the Code and contributions to each such organisation must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

7.9.5 Termination. The provision of Clause 7.9 shall cease to apply and all Units-in-Trust shall cease to be designated as Units-in-Trust and shall be returned, automatically and by operation of law, to their purported owners, all of which shall occur at such time as Units qualify as a class of "publicly-offered securities" within the meaning of the Plan Asset Regulations.

7.10 Power to Require Disclosure of Beneficial Interest

7.10.1 The General Partner shall have power by notice in writing to require any Limited Partner to disclose to the Partnership the identity of any Person other than the Limited Partner (a "**Beneficial Owner**") who has any beneficial or other interest in the Limited Partner Interest held by the Limited Partner and the nature of such interest.

A Person shall be treated as appearing to be interested in any Units if the Limited Partner holding the Units has given to the Partnership a notification which either (a) names such Person as being so interested or (b) fails to establish the identities of those interested in the Units and (after taking into account the said notification and any other relevant notification) the General Partner knows or has reasonable cause to believe that the Person in question is or may be interested in the Units. Any Limited Partner who has given notice of a Beneficial Owner in accordance with Clause 7.10.1 who subsequently ceases to have any party interested in his Units or has any other Person interested in his Units shall notify the Partnership in writing of the cessation or change in such interest and the General Partner shall promptly amend the register of Beneficial Owners accordingly.

7.10.2 Any such notice delivered by the General Partner to a Limited Partner pursuant to Clause 7.10.1 shall require any information in response to such notice to be given in writing within such reasonable time as the General Partner shall determine.

7.10.3 The Partnership shall maintain a register of Beneficial Owners to which the provisions of Section 15(1)(b) of the Act shall apply *mutatis mutandis* as if the register of Beneficial Owners was the register of Limited Partners maintained pursuant to Clause 7.5.1 and whenever in pursuance of a requirement imposed on a Limited Partner as aforesaid, the Partnership is informed of a Beneficial Owner, the identity of the Beneficial Owner and the nature of the interest shall be promptly inscribed therein together with the date of the request.

7.10.4 If any Limited Partner has been duly served with a notice given by the General Partner in accordance with Clause 7.10.1 and is in default for more than 14 days in supplying to the General Partner the information thereby required, then the General Partner may in its sole discretion at any time thereafter serve a notice (a "**direction notice**") upon such Limited Partner.

7.10.5 A direction notice may direct that, in respect of:

(i) any Units in relation to which the default occurred (all or the relevant number as appropriate of such units being the "**default units**"); and

(ii) any other Partnership Securities held by the Limited Partner;

the Limited Partner shall not be entitled to exercise any right conferred by membership in relation to meetings of the Partnership or of the holders of any class of Partnership Securities, including the right to consent to certain proposed actions.

7.10.6 The direction notice may additionally direct that in respect of the default units:

(i) any distribution or part thereof that would otherwise be payable on such default units shall be retained by the Partnership without any liability to pay interest thereon when such money is finally paid to the Limited Partner;

(ii) no transfer other than a transfer approved by the General Partner of the default units held by such Limited Partner shall be registered unless:

(a) the Limited Partner is not in default as regards to supplying the information requested; and

(b) when presented for registration the transfer is accompanied by a certificate from the Limited Partner in a form satisfactory to the General Partner to the effect that after due and careful enquiry the Limited Partner is satisfied that no Person in default as regards to supplying such information is interested in any of the units the subject of the transfer.

7.10.7 Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continues, but shall cease to have effect in relation to any Partnership Securities that are transferred by such Limited Partner by means of an approved transfer pursuant to Clause 7.10.8. As soon as practical after the direction notice has ceased to have effect (and in any event within 7 days thereafter) the General Partner shall procure that the restrictions imposed by Clause 7.10.8 shall be removed and that distributions withheld pursuant to Clause 7.10.8 are paid to the Limited Partner then holding the Units representing the defaulting units.

7.10.8 For purposes of Clause 7.10.7, a transfer of Units is an "**approved transfer**" if but only if:

(i) it is a transfer of Units to an offeror by way or in pursuance of acceptance of a public offer made to acquire all the issued Units in the capital of the Partnership not already owned by the offeror or connected Person of the offeror in respect of the Partnership; or

(ii) the General Partner is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the Units to a party unconnected with the Limited Partner and with other Persons appearing to be interested in such Units; or

(iii) the transfer results from a sale made through a Securities Exchange on which the Partnership's Units are listed or normally traded.

7.11 Untraceable Limited Partners

7.11.1 The Partnership shall be entitled to sell at the best price reasonably obtainable for the Units of a Limited Partner (or any Units to which a Person is entitled by transmission on death or bankruptcy) if and provided that:

(i) for a period of 6 years no cheque or warrant sent by the Partnership through the post in a pre-paid letter addressed to the Limited Partner or to the Person so entitled to the Unit at his address in the Partnership records or otherwise the last known address given by the Limited Partner or the Person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Partnership from the Limited Partner or the Person so entitled, *provided* that in any such period of 6 years the Partnership has paid at least three distributions whether interim or final;

(ii) the Partnership has, at the expiration of the said period of 6 years, by advertisement in a newspaper circulating in the area in which the address referred to in Clause 7.11.1(i) is located, given notice of its intention to sell such Units;

(iii) the Partnership has not, during the period of three months after the date of the advertisement and prior to the exercise of the power of sale, received any communication from the Limited Partner or Person so entitled; and

(iv) if any part of the capital of the Partnership is quoted on any stock exchange, the Partnership has given notice in writing to the quotations department of such stock exchange of its intention to sell such Units.

7.11.2 To give effect to any such sale, the General Partner may appoint any Person to execute as transferor an instrument of transfer of the said Units and such instrument of transfer of the said Units shall be as effective as if it had been executed by the registered holder of, or Person entitled by transmission to, such Units and the title of the purchaser or other transferee shall not be effected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Partnership which shall be obliged to account to the former Limited Partner or other Person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Limited Partner or other Person in the books of the Partnership as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Partnership shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Partnership or invested in such investments (other than Units of the Partnership) as the General Partner may from time to time think fit.

8 Termination of the Partnership

8.1 General

Subject to the provisions of this Article 8, the Partnership shall terminate on the earlier to occur of:

8.1.1 the date on which all Assets have been disposed of or otherwise realised by the Partnership and the proceeds of such disposals or realisations have been distributed to the Partners;

8.1.2 the service of notice by the General Partner, with the approval of a majority of the Independent Directors, that in the opinion of the General Partner the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Partnership; and

8.1.3 the election of the General Partner, if the Partnership, as determined by the General Partner, is required to register any Partnership Securities under the Securities Act or as an "investment company" under the Investment Company Act.

8.2 Incapacity

8.2.1 The Partnership shall be dissolved on the following:

(i) the date that the General Partner withdraws from the Partnership without satisfying clauses (i) and (ii) of Clause 4.4.1; or

(ii) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Partnership or an order to wind up or liquidate the General Partner.

8.2.2 The Partnership shall be reconstituted and continue without dissolution if within 90 days of the date of dissolution under this Clause 8.2 a new General Partner which is a member of the KKR Group executes a transfer deed pursuant to which the new General Partner assumes the rights and undertakes the obligations of the original general partner, but only if the Partnership receives an Opinion of Counsel that the admission of the new General Partner will not result in the loss of limited liability of any Limited Partner.

8.3 Incapacity of Limited Partners

The death, bankruptcy, insolvency, dissolution or liquidation of any Limited Partner shall not operate to terminate the Partnership and the estate or trustee in bankruptcy or receiver or liquidator of a deceased, bankrupt, insolvent or dissolved Limited Partner shall not have the right to withdraw any part of such Limited Partner's Capital Contribution or require repayment of any loan made by such Partner prior to the liquidation of the Partnership.

9 Liquidation of the Partnership

9.1 Procedure

Upon termination of the Partnership in accordance with Article 8, no further business shall be conducted except for such actions as shall be necessary for the winding up of the affairs of the Partnership, the realisation of Assets and the distribution of the Assets of the Partnership amongst the Limited Partners, which shall be effected by the Liquidation Agent.

9.2 Liquidator

Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Clause 8.2, the General Partner shall act, or select one or more Persons to act, as Liquidation Agent. If the General Partner is acting as Liquidation Agent, it shall not be entitled to receive any additional compensation for acting in such capacity. The Liquidation Agent (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by the General Partner as approved by a majority of the Independent Directors. The Liquidation Agent (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by the General Partner, as approved by a majority of the Independent Directors. Upon dissolution, removal or resignation of the Liquidation Agent, a successor and substitute Liquidation Agent (who shall have and succeed to all rights, powers and duties of the original Liquidation Agent) shall within 30 days thereafter be approved by the General Partner, as approved by a majority of the Independent Directors. The right to approve a successor or substitute Liquidation Agent in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidation Agent approved in the manner herein provided. The Liquidation Agent approved in the manner provided herein shall have and may exercise, without further authorisation or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidation Agent hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

9.3 Liquidation

The Liquidation Agent shall proceed to dispose of the Assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidation Agent

determines to be in the best interest of the Partners, subject to Section 32 of the Act and the following:

9.3.1 *Disposition of Assets.* The Assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidation Agent and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Clause 9.3.3 to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidation Agent may defer liquidation or distribution of the Assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Assets would be impractical or would cause undue loss to the Partners. The Liquidation Agent may distribute the Assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

9.3.2 *Discharge of Liabilities.* Liabilities of the Partnership include amounts owed to the Liquidation Agent as compensation for serving in such capacity (subject to the terms of Clause 9.2) and amounts to Partners otherwise than in respect of their distribution rights under Article 6. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidation Agent shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

9.3.3 *Liquidation Distributions.* All property and all cash in excess of that required to discharge liabilities as provided in Clause 9.3.2 shall be distributed to the Partners in accordance with their Percentage Interests. Such distribution shall be made by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation).

9.4 Cancellation of Certificates of Limited Partnership

Upon the completion of the distribution of the Assets as provided in Clause 9.3 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in other jurisdictions shall be cancelled and such other actions as may be necessary to terminate the Partnership shall be taken.

9.5 Returns of Contributions

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners, or any portion thereof, it being expressly understood that any such return shall be made solely from the Assets.

9.6 Waiver of Partition

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

9.7 Capital Account Restoration

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

9.8 Indemnification

The Liquidation Agent and its Associates and their respective partners, members, officers, directors, shareholders, agents and employees shall be entitled to be indemnified out of the Assets against any liabilities, costs or expenses (including legal fees) incurred or threatened by reason of it or him having been the Liquidation Agent or any partner, officer, director, shareholder, agent or employee of the Liquidation Agent, *provided* that no such Persons shall be so indemnified with respect to any matter to the extent that such matter is finally determined by a court of competent jurisdiction to have resulted from its or his bad faith, fraud or wilful default in the performance by it or him of its or his obligations and duties in relation to the Partnership. The Liquidation Agent shall not (in its capacity as such) be a Partner in the Partnership.

10 Payments to and by the Partnership

Except as otherwise provided in this Agreement, any payments required to be made to the Partnership pursuant to this Agreement shall be made in U.S. Dollars and shall be paid to the bank account designated for such purpose by the General Partner. Except as otherwise provided in this Agreement, all cash distributions made in accordance with Article 6 or Article 9 to any Partner shall (except as otherwise provided herein) be made in U.S. Dollars.

11 Accounts and Reports

11.1 Basis and Contents of Accounts

The General Partner shall prepare the Accounts on an annual and quarterly basis in accordance with generally accepted accounting principles in the United States. In addition, the Accounts shall be delivered along with a statement of the accounting policies used in the preparation of the Accounts, such information as shall be required by applicable laws and regulations and such further information as the General Partner shall deem appropriate. In addition, the Accounts will be delivered or published to the extent required for the Partnership to comply with applicable laws and regulations, including any rules of any Securities Exchange.

11.2 Annual Accounts

The General Partner shall prepare the Accounts in respect of each Annual Accounting Period (the "**Annual Accounts**") and submit the same to the Auditors to be audited. The General Partner shall send a copy of the Annual Accounts to each Record Holder within such period of time as is required by applicable laws and regulations, including any rules of any Securities Exchange.

11.3 Quarterly Accounts

The General Partner shall prepare the Accounts in respect of each Quarterly Accounting Period (the "**Quarterly Accounts**"), which Quarterly Accounts need not be audited. The General Partner shall make the Quarterly Accounts available publicly.

11.4 Other Reports

In connection with the Annual Accounts, the General Partner shall prepare and send to the Record Holders additional tax information in accordance with Clause 12.3.

12 Tax Matters Partner

12.1 The General Partner is designated as the "Tax Matters Partner" under the Code and shall act in any similar capacity under state, local and non-United States law and, in any such capacity, is authorised and required to represent the Partnership (at the Partnership's expense) in connection

with all examinations of the Partnership's affairs by tax authorities, including any resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees that (i) the General Partner, as Tax Matters Partner, will have the right to control all administrative and judicial proceedings in respect of tax matters of the Partnership; and (ii) the Partners will be bound by the outcome of final administrative adjustments resulting from an audit, as well as by the outcome of judicial review of adjustments. Each Partner further agrees to cooperate with the General Partner, as Tax Matters Partner, and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

12.2 The General Partner is hereby authorised to and shall execute and file (i) a United States Internal Revenue Service Form 8832 within 75 days of the formation of the Partnership electing to classify the Partnership as a partnership for United States federal income tax purposes and (ii) any comparable form or document required by any applicable United States state or local tax law in order for the Partnership to be classified as a partnership under such United States state or local law, and shall not subsequently elect to change any such classification.

12.3 The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on 31 December. The General Partner shall use commercially reasonable efforts to provide Limited Partners with tax information which is reasonably required by such Limited Partners for U.S. federal and state income tax reporting purposes with respect to a taxable year (including Schedule K-1) within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The General Partner shall provide Limited Partners with information related to the status of a foreign Intermediate Company as a "passive foreign investment company" within the meaning of section 1297 of the Code and, where reasonably possible, a Portfolio Company, including information necessary to make a "qualified electing fund" election under section 1295 of the Code. The General Partner shall also provide to Limited Partners that are not "United States Persons" (as that term is defined in Section 7701 of the Code) information reasonably required by such Limited Partners for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests" (as that term is defined in Section 897(c) of the Code). Where required to do so by the applicable law or taxing authority of any jurisdiction, the General Partner may withhold tax from any income or capital gain of the Partnership and, in that event, shall provide such assistance as is reasonable to enable Limited Partners to claim any relief from taxation, to obtain any available exemption from, or refund of, any such withholding or other taxes imposed by any taxing authority (in each case only to the extent that the General Partner or the Partnership can do so without unreasonable effort or expense) and to prepare tax returns in respect of their profits from the Partnership.

12.4 Notwithstanding any other provision of this Agreement, the General Partner is authorised to take any action that may be required to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law, including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner shall treat the amount withheld as a distribution of cash pursuant to Clause 6.4 in the amount of such withholding from such Partner.

13 Partnership Meetings, Resolutions and Appointment and Removal of Auditors

13.1 Annual Meeting

A meeting of the Partners shall be held in each year in the island of Guernsey or such other location outside the United Kingdom as the General Partner may determine (the first such meeting to be held in 2007), at which the General Partner will present a report on the investment activities of the Partnership. The Limited Partners are not permitted to take any action at any such meeting.

13.2 Special Meetings

Special meetings of the Partners may be called by the General Partner. Within such time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting, the General Partner shall send a notice of the meeting to the Record Holders either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting.

13.3 Notice of Meeting

Notice of a meeting called pursuant to Clause 13.2 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Article 19. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication. In addition, notices of annual meetings called pursuant to Clause 13.1 and special meetings called pursuant to Clause 13.2 will be delivered, announced and/or published to the extent required for the Partnership to comply with applicable laws and regulations, including any rules of any Securities Exchange.

13.4 Record Date

For purposes of determining the Record Holders entitled to notice of a meeting of the Limited Partners or to provide consents to any action by the Partnership as provided in Clause 13.8, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of a Securities Exchange, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) if consent to any action by the Partnership is requested, the date by which Record Holders are requested in writing by the General Partner to provide such consents.

13.5 Adjournment

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article 13.

13.6 Conduct of a Meeting or Consent Solicitation

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Partners or solicitation of consents in writing, including the determination of

Persons entitled to deliver consents, the satisfaction of the requirements of Clause 13.2, the conduct of any consent solicitation, the validity and effect of any proxies and the determination of any controversies, consents or challenges arising in connection with or during a consent solicitation. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of consents, the submission and examination of proxies and other evidence of the right to deliver a consent, and the revocation of consents in writing.

13.7 Action Without a Meeting

If authorised by the General Partner, any action that requires the consent of the Limited Partners may be taken if a consent in writing setting forth the action so taken is signed by Record Holders owning not less than the minimum percentage of the Outstanding Partnership Securities that would be necessary to take such action. Prompt notice of the taking of action by written consent shall be given to the Record Holders. The General Partner may specify that any written consents from Record Holders for the purpose of taking any action shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. Written consents shall only be solicited by or on behalf of the General Partner.

13.8 Consent and Other Rights

13.8.1 Only those Record Holders on the Record Date set pursuant to Clause 13.4 shall be entitled to provide consents with respect to matters as to which the holders of the Outstanding Partnership Securities have the right to deliver a consent or to act. All references in this Agreement to consents of the Outstanding Partnership Securities shall be deemed to be references to the consents of the Record Holders of such Outstanding Partnership Securities.

13.8.2 With respect to Partnership Securities that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company, depositary or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Securities are registered, such other Person shall, in exercising the consent rights in respect of such Partnership Securities on any matter, and unless the arrangement between such Persons provides otherwise, deliver consents at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Clause 13.8.2 (as well as all other provisions of this Agreement) are subject to the provisions of Clause 7.3.

13.8.3 A Limited Partner shall not, if the General Partner so determines, be entitled, in respect of any Unit held by such Person, to deliver a consent (either personally or by representative) if such Person or any other Person appearing to be interested in such Units has failed to comply with a notice requiring the disclosure of the Limited Partner's interests under Clause 7.10 within 14 days from the date of such notice. The restrictions will continue until the information required by the notice is supplied to the General Partner or until the Units in question are transferred or sold in circumstances specified for this purpose in this Agreement.

13.9 Auditors

13.9.1 The Auditors may resign from office or be removed at any time by the General Partner and the General Partner, subject to Clause 13.9.2, may appoint such firm of independent accountants of international standing as it may determine in its sole discretion to fill any casual vacancy arising in the office of the auditors to the Partnership.

13.9.2 The appointment of a new Auditor shall require the approval of a majority of the Independent Directors, *provided* that no such approval will be required if, as of the time of the appointment, the new Auditor is also performing periodic audits of any of the KKR Private Equity Funds in which the Partnership has directly or indirectly invested.

14 Amendments

14.1 Amendments by the General Partner

Each Partner agrees that the General Partner, without the consent of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record all such documents as may be required in connection therewith, to reflect:

14.1.1 a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

14.1.2 the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

14.1.3 a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership will not be treated as an association taxable as a corporation for U.S. federal income tax purposes;

14.1.4 a change that the General Partner determines (i) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Act) or (B) facilitate the trading of the Partnership Securities (including the division of any class or classes of Outstanding Partnership Securities into different classes to facilitate uniformity of tax consequences within such classes of Partnership Securities) or comply with any rule, regulation, guideline or requirement of a Securities Exchange, or (ii) is required to effect the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

14.1.5 a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership;

14.1.6 any amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act, the U.S. Investment Advisers Act of 1940, the Plan Asset Regulations, ERISA, Section 4975 of the Code or Similar Laws;

14.1.7 any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

14.1.8 any amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any

corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Clause 2.2;

14.1.9 any amendment that would provide additional rights or benefits to the Limited Partners;

14.1.10 any amendment that the General Partner determines to be necessary or appropriate to cure any ambiguity, omission, mistake, defect or inconsistency; and

14.1.11 any other amendments ministerial in nature (and substantially similar to the foregoing).

14.2 Amendments by the General Partner with Independent Director Approval

Each Limited Partner agrees that the General Partner, without the consent of any Limited Partner, may amend any provision of this Agreement to reflect any amendment that is not described in Clause 14.1 and which is not material and adverse to the Limited Partners, *provided* that such amendment is approved by a majority of the Independent Directors. Each Limited Partner agrees that the General Partner may, without the consent of any Partner, execute, swear to, acknowledge, deliver, file and record all such documents as may be required in connection with any such amendment.

14.3 Other Amendments

14.3.1 Except as provided in Clauses 14.1 and 14.2, all other amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner, *provided* that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity.

14.3.2 A proposed amendment shall be effective upon its approval by the General Partner and, where required under this Agreement or by the Act, on the consent to the amendment by the holders representing a majority of each class of Outstanding Partnership Securities, unless a greater or different percentage is required under this Agreement or by the Act. Each proposed amendment that requires the consent of the holders of a specified percentage of Outstanding Partnership Securities shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written consent of the requisite percentage of Outstanding Partnership Securities. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

14.4 Amendment Requirements

14.4.1 Notwithstanding the provisions of Clauses 14.1, 14.2 and 14.3, no provision of this Agreement that establishes a percentage of Outstanding Partnership Securities (including Partnership Securities deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such percentage unless such amendment is approved by the written consent of holders of Outstanding Partnership Securities whose aggregate Outstanding Partnership Securities constitute not less than the consent requirement sought to be reduced.

14.4.2 Notwithstanding the provisions of Clauses 14.1, 14.2 and 14.3, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Clause 14.3, or

(ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the General Partner or any of its Associates without its consent, which consent may be given or withheld at its option.

14.4.3 Any amendment that would have a material adverse effect on the rights or preferences of any class of Outstanding Partnership Securities in relation to other classes of Outstanding Partnership Securities must be consented to by the holders representing a majority of the affected class of Outstanding Partnership Securities.

14.4.4 Notwithstanding anything in this Agreement to the contrary, the provisions of Clauses 14.1 and 14.2 shall not be amended, altered, repealed or rescinded in any respect without the written consent of holders representing a majority of each class of Outstanding Partnership Securities.

14.4.5 Any amendment pursuant to this Clause 14 will be filed and/or announced to the extent required by applicable laws and regulations, including any rules of any Securities Exchange.

14.5 Ratification

Notwithstanding any other provision of this Agreement, the Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Purchase/Placement Agreement, the Purchaser Subscription Agreements, the Services Agreement, the Investment Agreement and any other agreements, acts and transactions described or contemplated by this Agreement; (ii) agrees that the General Partner (on its own or through any directors, officers, trustees or agents of the General Partner or any attorney-in-fact of the Partnership) is authorised to execute, deliver and perform the Purchase/Placement Agreement, the Purchaser Subscription Agreements, the Services Agreement and the Investment Agreement and the other agreements, acts, transactions and matters described in or contemplated by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any member of the KKR Group and any of their respective Associates, of this Agreement or any agreement authorised or permitted under this Agreement, including the Services Agreement and the Investment Agreement, shall not constitute a breach by the General Partner of any duty that the General Partner or such Person may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

14.6 Supplemental Partnership Agreement

In the event of any amendment being made pursuant to Clause 14.1, 14.2 or 14.3, the General Partner shall prepare and execute itself and on behalf of the Limited Partners a written supplemental partnership agreement effecting such variation and provide or otherwise make available copies to each of the Record Holders.

15 Disclosure of Interests

15.1 General

15.1.1 The General Partner, the Service Provider and their respective Associates and their respective partners, members, shareholders, directors, officers, employees and shareholders (each hereinafter referred to as an "**Interested Party**") may become Limited Partners or beneficially interested in Limited Partners in the Partnership and may hold, dispose of or otherwise deal with Limited Partner Interests with the same rights they would have if the General Partner were not party to this Agreement.

15.1.2 An Interested Party shall not be liable to account either to other Interested Parties or to the Partnership, the Partners or any other Persons for any profits or benefits made or derived by or in connection with any such transaction.

15.2 Sale or Purchase of Assets

15.2.1 An Interested Party may sell investments to, purchase Assets from, vest Assets in and contract or enter into any contract, arrangement or transaction with the Partnership, any Intermediate Company and any other Person whose securities are held directly or indirectly by or on behalf of the Partnership or an Intermediate Company, including any contract, arrangement or transaction relating to any financial, banking, investment banking, insurance, secretarial or other services, and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Partnership, an Intermediate Company or any other Person in respect of any such contract, transaction, arrangement or interest, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, *provided* that nothing herein contained shall permit an Interested Party or Limited Partner to enter into any such contract, transaction or arrangement as aforesaid, unless the terms thereof are permitted by or approved in accordance with the provisions of the GP Charter.

15.2.2 Without limiting the generality of the foregoing, an Interested Party or Limited Partner may enter into any contract, transaction or arrangement with any Portfolio Company or any KKR Private Equity Fund or KKR Non-PE Fund to provide advice or services, including investment management, monitoring or oversight services, services with respect to corporate finance matters and valuations, services relating to the arrangement of new financing, mergers and acquisitions, services relating to the provision of directors or other manager of a Person and other investment banking services, including introduction and transaction organisation services.

16 Merger, Consolidation and Amalgamation

16.1 The Partnership may merge, consolidate, convert or amalgamate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general or limited partnership formed under the laws of such jurisdiction as the General Partner may in its sole discretion determine, pursuant to a written agreement of merger, consolidation, conversion or amalgamation, a scheme of arrangement or otherwise (the "**Merger Document**"), *provided* that any such merger, consolidation, conversion or amalgamation shall have been approved by a majority of the Independent Directors and shall not be in violation of any provision of this Agreement, and *provided further* that the General Partner has received an Opinion of Counsel that the merger, consolidation, conversion or amalgamation, as the case may be, will not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation for U.S. federal income tax purposes.

16.2 Merger, consolidation, conversion or amalgamation of the Partnership shall require the prior consent of the General Partner, *provided* that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any such transaction and may decline to consent free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement or any other agreement contemplated hereby or under the any law, rule or regulation or at equity.

16.3 Upon the effectiveness of any merger, consolidation, conversion or amalgamation, (i) all of the rights, privileges and powers of each of the business entities that have merged, consolidated, converted or amalgamated, and all property, real, personal and mixed, and all debts due to any of

those business entities, and all other things and causes of action belonging to each of those business entities, shall be vested in the surviving Person, and after the merger, consolidation, conversion or amalgamation, as applicable, shall be the property of the surviving Person to the same extent they were of each constituent business entity; (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert, and shall not in any way be impaired, because of the merger, consolidation, conversion or amalgamation; and (iii) all debts, liabilities and duties of those constituent business entities shall attach to the surviving Person and may be enforced against such Person to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

16.4 A merger, consolidation, conversion or amalgamation effected pursuant to this Article 16 shall not be deemed to result in a transfer or assignment of assets or liabilities from one Person to another.

17 Relationship among the Partners

17.1 Limited Partnership

The Partners expressly acknowledge and agree that the relationship between them pursuant to this Agreement constitutes a limited partnership for the purposes of carrying on the business of the Partnership as described in Clause 2.2.

17.2 Filings

The General Partner shall, on behalf of the Partnership, effect all filings required to be made with the Greffier.

18 Partnership Name

If the General Partner ceases to be the general partner of the Partnership, the new general partner (unless the new general partner is an Associate of the General Partner) and the Limited Partners shall procure that the name of the Partnership is changed to a name that does not include the word "KKR" and that the name shall not be capable of confusion in any way with such name. The provisions of this Article 18 shall be enforceable by and waivable by the General Partner notwithstanding that it may have ceased to be the general partner of the Partnership.

19 Notices

19.1 To the Partnership and General Partner

Any notice, payment demand, request, report or other document required or permitted to be given or made under this Agreement (**"Notice"**) by a Limited Partner to the Partnership or General Partner shall be given or sent by fax or letter post or by other means of written communication to the address of the General Partner specified herein, or at such other address as the General Partner may notify to the Record Holders, in compliance with applicable laws and regulations, including any rules of any Securities Exchange.

19.2 To the Limited Partners

19.2.1 Any Notice by the General Partner or Partnership to a Limited Partner shall, unless otherwise required by applicable laws and regulations, including any rules of any Securities Exchange, be deemed given or made to the Limited Partner when delivered in person or when sent to the relevant Record Holder by fax, letter post or by other means of written communication at the address described in Clause 19.2.2.

19.2.2 Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, including any rules of any Securities Exchange, be deemed conclusively to have been fully satisfied, upon sending of such Notice to the Record Holder of the Partnership Securities, at such Person's address as shown on the records of the Transfer Agent, or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any Transfer or otherwise. An affidavit or certificate of making of any Notice in accordance with the provisions of this Article 19 executed by the General Partner, the Transfer Agent or the mailing organisation shall be prima facie evidence of the giving or making of such Notice. If any Notice addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by letter post marked to indicate that the relevant postal service is unable to deliver it, such Notice and any subsequent Notices shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Limited Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such Notice to the other Limited Partners.

20 Miscellaneous

20.1 Illegality

The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability of that provision in any other jurisdiction or the legality, validity or enforceability of any other provision.

20.2 Remedies

The remedies provided by this Agreement are cumulative with those provided by law or in equity and (save as provided in this Agreement) the waiver of any right or remedy or the partial exercise thereof shall not preclude the further or subsequent exercise thereof or the exercise of any other right or remedy.

20.3 Successors

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors, legal representatives and permitted assigns, subject as provided herein. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

20.4 Power of Attorney

Each Limited Partner hereby appoints the General Partner and any officer thereof from time to time to be such Limited Partner's agent and attorney-in-fact to execute one or more subscription agreements on behalf of such Partner between the Partnership, the General Partner and any Person being admitted by the General Partner to the Partnership as a Limited Partner (or such other parties as may be appropriate) in such form and on such terms and conditions as the General Partner or other Person appointed hereby considers in its, his or her sole discretion necessary or appropriate, including reference to this Partnership Agreement and the novation thereof and agreeing and covenanting with such Person on behalf of the Partner that the Partner will from the effective date of such subscription agreement or agreements comply with and observe the terms of this Agreement.

20.5 Integration

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

20.6 Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

20.7 Counterparts

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest pursuant to Clauses 3.2 and 3.3 without execution hereof.

20.8 Governing Law and Jurisdiction

20.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Island of Guernsey.

20.10 Jurisdiction

Each Partner hereby submits to the non-exclusive jurisdiction of any state or federal court of the State of Delaware or any court in the island of Guernsey in any dispute, suit, action or proceeding arising out of or relating to this Agreement, *provided* that a Partner which is a governmental entity and which is prohibited from submitting to the jurisdiction of any such court will be excluded from the submission set forth herein. Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over any Partner in any such action. Any final judgment against a Partner in any proceedings brought in any state or federal court in the State of Delaware or a court in the island of Guernsey shall be conclusive and binding upon such Partner and may be enforced against such Partner in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Each Partner's obligation under this Clause 20.10 will survive the dissolution, liquidation, winding up and termination of the Partnership.

In witness whereof this Agreement has been entered into as of the day and year first above written.

KKR GUERNSEY GP LIMITED
acting by

______________________________ ______________________________

Director [Signature of Director]

KKR PEI HOLDINGS L.P.

By: ______________________________
Name:
Title:

APPENDIX B: FORM OF PURCHASER'S LETTER
FOR
QUALIFIED INSTITUTIONAL BUYERS

KKR Private Equity Investors, L.P.
c/o KKR Guernsey GP Limited
9 West 57th Street
New York, New York 10019

Citigroup Global Markets Limited
Goldman Sachs International
Morgan Stanley & Co. International Limited

The Bank of New York
101 Barclay Street—Floor 22W
New York, New York 10286

Ladies and Gentlemen:

In connection with the proposed purchase by the investor named below or the accounts listed on the attachment hereto (each an "*Investor*") of the restricted depositary units (the "*RDUs*") to be delivered by The Bank of New York, as depositary (the "*Depositary*"), representing common units (the "*Common Units*") of KKR Private Equity Investors, L.P., a Guernsey limited partnership (the "*Partnership*"), from one or more of the initial purchasers named in Schedule 1 hereto or their U.S. affiliates (the "*Initial Purchasers*") pursuant to Rule 144A ("*Rule 144A*") under the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), the Investor agrees and acknowledges, on its own behalf or on behalf of each account for which it is acquiring any RDUs, and makes the representations and warranties, on its own behalf or on behalf of each account for which it is acquiring any RDUs, as set forth in Sections 1 through 20 of this letter (this "*Purchaser's Letter*"):

PLEASE COMPLETE THE FOLLOWING AND SIGN BELOW OR, IF YOU ARE ACTING FOR MORE THAN ONE INVESTOR, COMPLETE THE FORM ATTACHED HERETO AS EXHIBIT A FOR EACH OF THOSE INVESTORS, AND SIGN BELOW:

Name of the Investor (use exact name in which RDUs are to be Registered): ______________________

Address of Investor for Registration of RDUs: ______________________
____
____

The Investor's Tax Identification Number: ______________________

Number of RDUs Requested:* ______________________

The Investor has provided a completed and signed Substitute IRS Form W-9 as set forth in Section 20 of this letter and has caused this Purchaser's Letter to be executed by its duly authorized representative as of the date indicated below.

Date: ______________________

Signature: ______________________

A signed copy of this page may be submitted by fax to (646) 291-5813

Print Name: ______________________

Company Name: ______________________

Title: ______________________

* The Investor agrees that the Initial Purchasers may allocate to it a smaller number of RDUs.

Qualified Institutional Buyer and Qualified Purchaser Status

1. The Investor certifies to each of the following: (i) it is a "qualified institutional buyer" (a "*QIB*") as defined in Rule 144A, (ii) it is purchasing the RDUs from one or more of the Initial Purchasers only for its account or for the account of another entity that is a QIB, (iii) it is not a broker-dealer which owns and invests on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers and (iv) it is not a participant-directed employee plan, such as a plan described in subsections (a)(l)(i)(D), (E) or (F) of Rule 144A.

2. The Investor certifies that it is a "qualified purchaser" (a "*Qualified Purchaser*") within the meaning of Section 2(a)(51) and related rules of the U.S. Investment Company Act of 1940 (the "*Investment Company Act*").

3. The Investor understands that, subject to certain exceptions, to be a Qualified Purchaser, it must have $25 million in "investments" as defined in Rule 2a51-l of the Investment Company Act.

Transfer Restrictions

4. The Investor understands and agrees that the RDUs and the Common Units represented thereby are being offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act and that the RDUs and the Common Units represented thereby have not been and will not be registered under the Securities Act, that the Partnership has not been and will not be registered as an investment company under the Investment Company Act and that the RDUs and the Common Units represented thereby may not be transferred except as permitted in this Section 4. The Investor agrees that, if in the future it decides to offer, resell, pledge or otherwise transfer such RDUs or Common Units, such RDUs or Common Units will be offered, resold, pledged or otherwise transferred only as follows:

(1) in an offshore transaction in accordance with Regulation S under the Securities Act ("*Regulation S*") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDUs and delivery of a written certification that such transferor is in compliance with the requirements of this clause (1) (a "*Regulation S Transfer*");

(2) in a transaction, that is exempt from the registration requirements of the Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is (i) all of the following: (a) QIB, (b) not a broker-dealer that owns and invests on discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a)(1)(i)(d), (e) or (f) of Rule 144A; or (ii) acquiring such securities pursuant to another available exemption from the registration requirements of the Securities Act, subject to the right of the Partnership and the Depositary to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a Qualified Purchaser;

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDUs, the Common Units represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("*ERISA*")) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal

Revenue Code of 1986, as amended (the "*U.S. Internal Revenue Code*") or any other state, local, non-U.S. or other laws or regulations that would have the same effect as regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101 to cause the underlying assets of the Partnership to be treated as assets of that investing entity by virtue of its investment (or any beneficial interest) in the Partnership and thereby subject the Partnership and its general partner (or other persons responsible for the investment and operation of the Partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code ("*Similar Laws*") or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "*Plan*"); and

(D) such transferee is acquiring the RDUs, the Common Units represented thereby and any beneficial interest therein for its own account as principal, or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or

(3) to the Partnership or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the Investor's property or the property of such investor account or accounts on behalf of which the Investor holds the RDUs be at all times within the control of the Investor or of such accounts and subject to compliance with any applicable state securities laws. The Investor understands that any certificates representing RDUs acquired by it will bear a legend reflecting, among other things, the substance of this Section 4.

5. The Investor agrees that, prior to transferring the Investor's RDUs, the Common Units represented thereby or any interest therein, (i) other than in the case of a Regulation S Transfer, any transferee must sign and deliver a letter to the Depositary substantially in the form of the U.S. Transferee's Letter attached as Annex I hereto (or in a form otherwise acceptable to the Partnership and the Depositary) (a "*U.S. Transferee's Letter*") and (ii) in the case of a Regulation S Transfer, the Investor must sign and deliver to the Depositary a surrender letter substantially in the form of the Surrender Letter attached as Annex II hereto (or in a form otherwise acceptable to the Partnership and the Depositary) (a "*Surrender Letter*").

Investment Company Act

6. The Investor understands and acknowledges that the Partnership has not registered, and does not intend to register, as an "investment company" (as such term is defined in the Investment Company Act and related rules) and that the Partnership has elected to impose the transfer and offering restrictions with respect to persons in the United States and U.S. persons described herein so that the Partnership will qualify for the exemption provided under Section 3(c)(7) of the Investment Company Act and will have no obligation to register as an investment company even if it were otherwise determined to be an investment company.

7. The Investor understands and acknowledges that (i) the Partnership and the Depositary will not be required to accept for registration of transfer any RDUs acquired by it that are not being acquired by a Qualified Purchaser, except as provided in Section 4(1) or 4(3), (ii) the Partnership and the Depositary may require any U.S. person or any person within the United States who is required under this Purchaser's Letter to be a Qualified Purchaser, but is not, to transfer the RDUs immediately in a manner consistent with the restrictions set forth in this Purchaser's Letter, (iii) pending such transfer, the Partnership is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDUs and the Common Units represented thereby and the right to receive distributions in respect of the relevant RDUs and the Common Units represented thereby and (iv) if

the obligation to transfer is not met, the Partnership is irrevocably authorized, without any obligation, to transfer the RDUs or the Common Units represented thereby, as applicable, in a manner consistent with the restrictions set forth in this Purchaser's Letter and, if such RDUs or Common Units are sold, the Partnership shall be obliged to distribute the net proceeds to the entitled party.

ERISA

8. The Investor represents and warrants that no portion of the assets used by it to acquire, and no portion of the assets used by it to hold, an interest in the RDUs or the Common Units represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code or any applicable Similar Laws, or any entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement.

9. The Investor understands and acknowledges that (i) transfers of the RDUs, the Common Units represented thereby or any interest therein to a person using assets of a Plan to purchase or hold such securities or any interest therein will be void and have no force and effect and will not operate to transfer any rights to such person notwithstanding any instruction to the contrary to the Partnership, the Depositary or their respective agents and (ii) if such transfer is not treated as being void for any reason, the RDUs or the Common Units represented thereby will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such securities.

The Offering

10. The Investor has received a copy of the offering memorandum relating to the offering of the RDUs and Common Units described therein (the "*Offering Memorandum*"). The Investor understands and agrees that the Offering Memorandum speaks only as of its date and that the information contained therein may not be correct or complete as of any time subsequent to that date.

11. The Investor is not purchasing the RDUs with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof.

12. The party signing this Purchaser's Letter is acquiring the RDUs for his or her own account or for the account of one or more Investors as to which the party signing this Purchaser's Letter is authorized to make the acknowledgments, representations and warranties, and enter into the agreements, contained in this Purchaser's Letter. The party signing this Purchaser's Letter has indicated on the first page hereof whether it is acquiring the RDUs for its own account, as Investor, or for the account of one or more Investors.

13. The Investor became aware of the offering of the RDUs and Common Units by the Partnership and the RDUs were offered to the Investor (i) solely by means of the Offering Memorandum, (ii) by direct contact between the Investor and the Partnership or (iii) by direct contact between the Investor and one or more Initial Purchasers. The Investor did not become aware of, nor were the RDUs offered to the Investor by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the RDUs, the Investor relied solely on the information set forth in the Offering Memorandum and other information obtained by the Investor directly from the Partnership or from one or more Initial Purchasers as a result of any inquiries by the Investor or one or more of the Investor's advisors.

Purchaser's Letter

14. The Investor understands that there is no established market for the RDUs and that it is unlikely that a public market for the RDUs will develop.

15. The Investor acknowledges that the Initial Purchasers have acted as agents for the Partnership in connection with the sale of the RDUs. The Investor consents to the actions of each of such Initial Purchasers in this regard and hereby waives any and all claims, actions, liabilities, damages or demands it may have against any of such Initial Purchasers in connection with any alleged conflict of interest arising from the engagement of each of the Initial Purchasers as an agent of the Partnership with respect to the sale by the Initial Purchaser of the RDUs to the Investor.

General

16. The Investor acknowledges that each of the Initial Purchasers, the Partnership, the Depositary and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this Purchaser's Letter as a basis for exemption of the sale of the RDUs under the Securities Act, the Investment Company Act, under the securities laws of all applicable states, for compliance with ERISA hereof and for other purposes. The party signing this Purchaser's Letter agrees to promptly notify the Partnership and the Depositary if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

17. Each of the Initial Purchasers, the Partnership, the Depositary and their respective affiliates are irrevocably authorized to produce this Purchaser's Letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

18. **This Purchaser's Letter shall be governed by and construed in accordance with the laws of the State of New York.**

19. The Investor understands and acknowledges that no agency of the United States or any state thereof has made any finding or determination as to the fairness of the terms of, or any recommendation or endorsement in respect of, the RDUs or the Common Units represented thereby.

20. The Investor agrees to provide, together with this completed and signed Purchaser's Letter, a completed and signed Substitute IRS Form W-9. The Substitute IRS Form W-9 is attached to this letter as Exhibit B.

[The next page is Exhibit A]

Exhibit A to Form of Purchaser's Letter
Registered Holder Information

	Name of the Investor (use exact name of which RDUs are to be Registered)	Address of Investor for Registration of RDUs	Tax Identification Number
1.			
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
Total Number of RDUs Requested: ____________________			

* The Investor agrees that the Initial Purchasers may allocate to it a smaller number of RDUs.

A copy of this page may be submitted by fax with a signed copy of the first page of this Purchaser's Letter to (646) 291-5813.

Exhibit B to Form of Purchaser's Letter
Substitute Form W-9

[Substitute Form W-9 included in Appendix F]

Schedule I to Form of Purchaser's Letter

Initial Purchasers

1. Citigroup Global Markets Limited
2. Goldman Sachs International
3. Morgan Stanley & Co. International Limited
4. ABN AMRO Rothschild
5. Banc of America Securities LLC
6. Bear Stearns International
7. Credit Suisse Securities (USA) LLC
8. Deutsche Bank Securities Inc.
9. J.P. Morgan Securities Inc.
10. Lehman Brothers Inc.
11. Merrill Lynch International
12. Nikko Citigroup Limited
13. RBC Capital Markets Corporation
14. Scotia Capital Inc.
15. UBS Securities LLC
16. Wachovia Capital Markets, LLC

Annex I to Form of Purchaser's Letter

[Form of U.S. Transferee's Letter included in Appendix D]

Annex II to Form of Purchaser's Letter

[Form of Surrender Letter included in Appendix E]

(This page has been left blank intentionally.)

APPENDIX C: FORM OF SUBSCRIPTION AGREEMENT FOR ACCREDITED INVESTORS

KKR Private Equity Investors, L.P.
c/o KKR Guernsey GP Limited
9 West 57th Street
New York, New York 10019

The Bank of New York
101 Barclay Street—Floor 22W
New York, New York 10286

Ladies and Gentlemen:

In connection with the proposed purchase by the investor named below (the "*Investor*") of the restricted depositary units (the "*RDUs*") to be delivered by The Bank of New York, as depositary (the "*Depositary*"), representing common units (the "*Common Units*") of KKR Private Equity Investors, L.P., a Guernsey limited partnership (the "*Partnership*"), from the Partnership pursuant to Regulation D ("*Regulation D*") under the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), the Investor agrees and acknowledges, on its own behalf or on behalf of each account for which it is acquiring RDUs, and makes the representations and agreements, on its own behalf or on behalf of each account for which it is acquiring RDUs, set forth in Sections 1 though 25 of this agreement (this "*Subscription Agreement*"):

PLEASE COMPLETE THE FOLLOWING AND SIGN BELOW OR, IF YOU ARE ACTING FOR MORE THAN ONE INVESTOR, COMPLETE THE FORM ATTACHED HERETO AS EXHIBIT A FOR EACH OF THOSE INVESTORS, AND SIGN BELOW:

Name of the Investor (use exact name in which RDUs are to be Registered): ______________________

Address of Investor for Registration of RDUs: ______________________

____

Investor's Social Security Number (if an individual) or Taxpayer Identification Number (if not an individual): ______________________

Number of RDUs Requested:* ______________________

The Investor(s) has/have provided a completed and signed Substitute IRS Form W-9 as set forth in Section 25 of this Subscription Agreement. This Subscription Agreement has been executed by a duly authorized representative of the Investor(s), as of the date indicated below.

Date: ______________________ Signature: ______________________

Print Name: ______________________

Company Name: ______________________

Title: ______________________

Accepted: KKR Private Equity Investors, L.P.:

by: ______________________

Title: ______________________

* The Investor agrees that the Partnership may allocate to it a smaller number of RDUs.

Accredited Investor and Qualified Purchaser Status

1. The Investor certifies that it is a "qualified purchaser" (a "*Qualified Purchaser*") within the meaning of Section 2(a)(51) and related rules of the U.S. Investment Company Act of 1940 (the "*Investment Company Act*").

2. The Investor understands that, subject to certain exceptions, to be a Qualified Purchaser, an individual must have $5 million in "investments" as defined in Rule 2a51-1 of the Investment Company Act.

3. The Investor certifies that it is an "accredited investor" (an "*Accredited Investor*") as defined in Regulation D under the Securities Act.

4. The Investor understands that, to be an Accredited Investor (i) an individual must have (a) a net worth of $1 million, individually or jointly with the individual's spouse, or (b) an individual income in excess of $200,000 in each of the two most recent years or joint income with the individual's spouse in excess of $300,000 in each of those years, with a reasonable expectation of reaching the same income level in the current year, (ii) a trust must have total assets in excess of $5 million, not have been formed for the specific purpose of acquiring the RDUs and must be directed by a sophisticated person meeting the standards of the first sentence of Section 5 of this Subscription Agreement and (iii) any other entity must have only Accredited Investors as its equity owners.

5. The Investor is knowledgeable, sophisticated and experienced in business and financial matters and it fully understands the limitations on ownership and transfer and the restrictions on sales of such securities. The Investor is able to bear the economic risk of its investment in the RDUs and is currently able to afford the complete loss of such investment. The Investor is aware that there are substantial risks incident to the purchase of the RDUs, including those summarized under "Risk Factors" in the Offering Memorandum.

The Subscription

6. Upon the terms and subject to the conditions set forth in this Subscription Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase from the Partnership such number of RDUs as is set forth on the first page hereof at a price equal to $25.00 per RDU. The Investor understands and agrees that the Partnership reserves the right to accept or reject the Investor's Subscription for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Partnership and the same shall be deemed to be accepted by the Partnership only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Partnership. This Subscription Agreement may be signed in counterpart form.

Transfer Restrictions

7. The Investor understands and agrees that the RDUs and the Common Units represented thereby are being offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act and that the RDUs and the Common Units represented thereby have not been and will not be registered under the Securities Act, that the Partnership has not been and will not be registered as an investment company under the Investment Company Act and that the RDUs and the Common Units represented thereby may not be transferred except as permitted in this Section 7. The Investor agrees that, if in the future it decides to offer, resell, pledge or otherwise transfer such RDUs or Common Units, such RDUs or Common Units will be offered, resold, pledged or otherwise transferred only as follows:

(1) in an offshore transaction in accordance with Regulation S under the Securities Act ("*Regulation S*") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDUs and delivery of a

written certification that such transferor is in compliance with the requirements of this clause (1) (a "*Regulation S Transfer*").

(2) in a transaction, that is exempt from the registration requirements of the Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is (i) all of the following: (a) a "qualified institutional buyer" as defined in Rule 144A under the Securities Act, *("Rule 144A")* (b) not a broker-dealer that owns and invests on discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a)(1)(i)(d), (e) or (f) of Rule 144A; or (ii) acquiring such securities pursuant to another available exemption from the registration requirements of the Securities Act, subject to the right of the Partnership and the Depositary to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a Qualified Purchaser;

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDUs, the Common Units represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("*ERISA*")) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "*U.S. Internal Revenue Code*") or any other state, local, non-U.S. or other laws or regulations that would have the same effect as regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101 to cause the underlying assets of the Partnership to be treated as assets of that investing entity by virtue of its investment (or any beneficial interest) in the Partnership and thereby subject the Partnership and its general partner (or other persons responsible for the investment and operation of the Partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code ("*Similar Laws*"), or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "*Plan*"); and

(D) such transferee is acquiring the RDUs, the Common Units represented thereby and any beneficial interest therein for its own account as principal, or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or

(3) to the Partnership or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the Investor's property or the property of such investor account or accounts on behalf of which the Investor holds the RDUs be at all times within the control of the Investor or of such accounts and subject to compliance with any applicable state securities laws. The Investor understands that any certificates representing RDUs acquired by it will bear a legend reflecting, among other things, the substance of this Section 7.

8. The Investor agrees that, prior to transferring the Investor's RDUs, the Common Units represented thereby or any interest therein, (i) other than in the case of a Regulation S Transfer, any transferee must sign and deliver a letter to the Depositary substantially in the form of the U.S. Transferee's Letter attached as Annex I hereto (or in a form otherwise acceptable to the Partnership)

(a "*U.S. Transferee's Letter*") and (ii) in the case of a Regulation S Transfer, the Investor must sign and deliver to the Depositary a surrender letter substantially in the form of the Surrender Letter attached as Annex II hereto (or in a form otherwise acceptable to the Partnership) (a "*Surrender Letter*").

Investment Company Act

9. The Investor understands and acknowledges that the Partnership has not registered, and does not intend to register, as an "investment company" (as such term is defined in the Investment Company Act and related rules) and that the Partnership has elected to impose the transfer and offering restrictions with respect to persons in the United States and U.S. persons described herein so that the Partnership will qualify for the exemption provided under Section 3(c)(7) of the Investment Company Act and will have no obligation to register as an investment company even if it were otherwise determined to be an investment company.

10. The Investor understands and acknowledges that (i) the Partnership and the Depositary will not be required to accept for registration of transfer any RDUs acquired by it that are not being transferred to a Qualified Purchaser, except as provided in Section 7(1) or 7(3), (ii) the Partnership and the Depositary may require any U.S. person or any person within the United States who is required under this Subscription Agreement to be a Qualified Purchaser, but is not, to transfer the RDUs immediately in a manner consistent with the restrictions set forth in this Subscription Agreement, (iii) pending such transfer, the Partnership is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDUs and the Common Units represented thereby and the right to receive distributions in respect of the relevant RDUs and the Common Units represented thereby and (iv) if the obligation to transfer is not met, the Partnership is irrevocably authorized, without any obligation, to transfer the RDUs or the Common Units represented thereby, as applicable, in a manner consistent with the restrictions set forth in this Subscription Agreement and, if such RDUs or Common Units are sold, the Partnership shall be obliged to distribute the net proceeds to the entitled party.

ERISA

11. The Investor represents and warrants that no portion of the assets used by it to acquire, and no portion of the assets used by it to hold, an interest in the RDUs or the Common Units represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code or any applicable Similar Laws, or any entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement.

12. The Investor understands and acknowledges that (i) transfers of the RDUs, the Common Units represented thereby or any interest therein to a person using assets of a Plan to purchase or hold such securities or any interest therein will be void and have no force and effect and will not operate to transfer any rights to such person notwithstanding any instruction to the contrary to the Partnership, the Depositary or their respective agents and (ii) if such transfer is not treated as being void for any reason, the RDUs or the Common Units represented thereby will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such securities.

The Offering

13. The Investor has received a copy of the offering memorandum relating to the offering of the RDUs and Common Units described therein (the "*Offering Memorandum*"). The Investor understands

and agrees that the Offering Memorandum speaks only as of its date and that the information contained therein may not be correct or complete as of any time subsequent to that date.

14. The Investor is not purchasing the RDUs with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof. The Investor has a pre-existing business relationship with one or more placement agents named in Schedule 1 hereto or their U.S. affiliates (each, a "*Placement Agent*" and, collectively, the "*Placement Agents*") that propose to place the RDUs which the Investor proposes to purchase.

15. The party signing this Subscription Agreement is acquiring the RDUs for his or her own account or for an Investor (which is an Accredited Investor and a Qualified Purchaser) as to which the party signing this Subscription Agreement exercises sole investment discretion and is authorized to make the representations, and enter into the agreements, contained in this Subscription Agreement. The party signing this Subscription Agreement has indicated on the first page hereof whether it is acquiring the RDUs for its own account, as Investor, or for the account of one or more Investors.

16. The Investor understands that there is no established market for the RDUs and that it is unlikely that a public market for the RDUs will develop.

17. The Investor has had access to all information that it believes is necessary, sufficient or appropriate in connection with its purchase of the RDUs, it has been afforded an opportunity to ask questions concerning the terms and conditions of the offering and sale of the RDUs and the Common Units represented thereby, it has had all such questions answered to its satisfaction, it has been supplied all additional information as it has requested and, after being advised by persons deemed appropriate by the Investor concerning the Offering Memorandum, this Subscription Agreement and the transactions contemplated hereby, it has made an independent decision to purchase the RDUs based on information it has determined to be adequate to verify the accuracy of (i) the information in the Offering Memorandum and (ii) any other information that the Investor deems relevant to making an investment in the RDUs.

18. The Investor became aware of the offering of the RDUs and Common Units by the Partnership and the RDUs were offered to the Investor (i) solely by means of the Offering Memorandum, (ii) by direct contact between the Investor and the Partnership or (iii) by direct contact between the Investor and one or more Placement Agents, with whom the Investor had a pre-existing business relationship. The Investor did not become aware of, nor were the RDUs offered to the Investor by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the RDUs, the Investor relied solely on the information set forth in the Offering Memorandum and other information obtained by the Investor directly from the Partnership as a result of any inquiries by the Investor or one or more of the Investor's advisors.

19. The Investor acknowledges that each of the Placement Agents and the Depositary have acted as agents for the Partnership in connection with the sale of the RDUs. The Investor consents to the actions of each of such Placement Agents and Depositary in this regard and hereby waives any and all claims, actions, liabilities, damages or demands it may have against any of such Placement Agents or Depositary in connection with any alleged conflict of interest arising from the engagement of each of the Placement Agents and the Depositary as agents of the Partnership with respect to the sale by the Partnership of the RDUs to the Investor.

20. The Investor acknowledges that none of the Placement Agents makes any representation or warranty as to the accuracy or completeness of the information in the Offering Memorandum or any other information provided by the Partnership; that the Investor has not relied and will not rely on any investigation by any Placement Agent or any person acting on its behalf may have conducted with respect to the Common Units or the Partnership; and that none of the Placement Agents makes any

representations to the availability of Rule 144 under the Securities Act or any other exemption from the Securities Act for the transfer of the RDUs.

General

21. The Investor acknowledges that each of the Initial Purchasers, the Partnership, the Depositary and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this Subscription Agreement as a basis for exemption of the sale of the RDUs under the Securities Act, the Investment Company Act, under the securities laws of all applicable states, for compliance with ERISA and for other purposes. The party signing this Subscription Agreement agrees to promptly notify the Partnership and the Depositary if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

22. Each of the Initial Purchasers, the Partnership, the Depositary and their respective affiliates are irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

23. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York.

24. The Investor understands and acknowledges that no agency of the United States or any state thereof has made any finding or determination as to the fairness of the terms of, or any recommendation or endorsement in respect of, the RDUs or the Common Units represented thereby.

25. The Investor agrees to provide, together with this completed and signed Subscription Agreement, a completed and signed Substitute IRS Form W-9. The Substitute IRS Form W-9 is attached to this Subscription Agreement as Exhibit B.

[The next page is Exhibit A]

Exhibit A to Form of Subscription Agreement
Registered Holder Information

	Name of the Investor (use exact name in which RDUs are to be Registered)	Address of Investor for Registration of RDUs	Social Security Number or Tax Identification Number, as applicable
1.			
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			

Total Number of RDUs Requested:* ____________________

* The Investor agrees that the Partnership may allocate to it a smaller number of RDUs.

Exhibit B to Form of Subscription Agreement
Substitute Form W-9

[Substitute Form W-9 included in Appendix F]

Schedule I to Form of Subscription Agreement

Placement Agents

1. Citigroup Global Markets Limited
2. Goldman Sachs International
3. Morgan Stanley & Co. International Limited
4. ABN AMRO Rothschild
5. Banc of America Securities LLC
6. Bear Stearns International
7. Credit Suisse Securities (USA) LLC
8. Deutsche Bank Securities Inc.
9. J.P. Morgan Securities Inc.
10. Lehman Brothers Inc.
11. Merrill Lynch International
12. Nikko Citigroup Limited
13. RBC Capital Markets Corporation
14. Scotia Capital Inc.
15. UBS Securities LLC
16. Wachovia Capital Markets, LLC

ANNEX I TO FORM OF SUBSCRIPTION AGREEMENT

[*Form of U.S. Transferee's Letter included in Appendix D*]

ANNEX II TO FORM OF SUBSCRIPTION AGREEMENT

[*Form of Surrender Letter included in Appendix E*]

(This page has been left blank intentionally.)

APPENDIX D: FORM OF U.S. TRANSFEREE'S LETTER

KKR Private Equity Investors, L.P.
c/o KKR Guernsey GP Limited
9 West 57th Street
New York, New York 10019

The Bank of New York
101 Barclay Street—Floor 22W
New York, New York 10286

Ladies and Gentlemen:

In connection with the undersigned's proposed purchase of the accompanying restricted depositary units (the "*RDUs*") delivered by The Bank of New York, as depositary (the "*Depositary*"), representing common units (the "*Common Units*") of KKR Private Equity Investors, L.P., a Guernsey limited partnership (the "*Partnership*"), from a holder of RDUs or the Common Units represented thereby (a "*Seller*") pursuant to an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), the undersigned agrees and acknowledges, on its own behalf or on behalf of each account for which it acquires any RDUs, and makes the representations and warranties, on its own behalf or on behalf of each account for which it acquires any RDUs, as set forth in this letter (this "*U.S. Transferee's Letter*"):

1. The undersigned certifies to one of the following (check a box):

☐ (a) it is a "qualified institutional buyer" (a "*QIB*") as defined in Rule 144A under the Securities Act ("*Rule 144A*"), (b) it is purchasing the RDUs from the Seller only for its account or for the account of another entity that is a QIB, (c) it is not a broker-dealer which owns and invests on a discretionary basis less than $25 million in securities of unaffiliated issuers and (d) it is not a participant-directed employee plan, such as a plan described in subsections (a)(l)(i)(D), (E) or (F) of Rule 144A or

☐ (a) it is acquiring the RDUs pursuant to another available exemption from the registration requirements of the Securities Act, (b) if requested by the Partnership or the Depositary, it has attached hereto an opinion of U.S. counsel that is satisfactory to the Partnership and the Depositary and (c) it agrees to provide any such information that the Partnership or the Depositary may require.

2. The undersigned understands and agrees that the RDUs and the Common Units represented thereby have been offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act and that the RDUs and the Common Units represented thereby have not been and will not be registered under the Securities Act, that the Partnership has not been and will not be registered as an investment company under the U.S. Investment Company Act of 1940 (the "*Investment Company Act*") and that the RDUs and the Common Units represented thereby may not be transferred except as permitted in this Section 2. The undersigned agrees that, if in the future it decides to offer, resell, pledge or otherwise transfer such RDUs or Common Units, such RDUs or Common Units will be offered, resold, pledged or otherwise transferred only as follows:

(1) in an offshore transaction in accordance with Regulation S under the Securities Act ("*Regulation S*") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDUs and delivery of a written certification that such transferor is in compliance with the requirements of this clause (1) (a "*Regulation S Transfer*");

(2) in a transaction, that is exempt from the registration requirements of the Securities Act to a transferee who is within the nUited States or a U.S. person and who delivers a written certification that:

(A) such transferee is (i) all of the following: (a) a QIB, (b) not a broker-dealer that owns and invests on discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a)(1)(i)(d), (e) or (f) of Rule 144A; or (ii) acquiring such securities pursuant to any available exemption from the registration requirements of the Securities Act, subject to the right of the Partnership and the Depositary to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a "qualified purchaser" (a "*Qualified Purchaser*") within the meaning of Section 2(a)(51) of the Investment Company Act;

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDUs, the Common Units represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("*ERISA*")) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "*U S. Internal Revenue Code*") or any other state, local, non-U.S. or other laws or regulations that would have the same effect as regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101 to cause the underlying assets of the Partnership to be treated as assets of that investing entity by virtue of its investment (or any beneficial interest) in the Partnership and thereby subject the Partnership and its general partner (or other persons responsible for the investment and operation of the Partnership's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code ("*Similar Laws*"), or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "*Plan*"); and

(D) such transferee is acquiring the RDUs, the Common Units represented thereby and any beneficial interest therein for its own account as principal, or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or

(3) to the Partnership or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the undersigned's property or the property of such investor account or accounts on behalf of which the undersigned holds the RDUs be at all times within the control of the undersigned or of such accounts and subject to compliance with any applicable state securities laws. The undersigned understands that any certificates representing RDUs acquired by it will bear a legend reflecting, among other things, the substance of this Section 2.

3. The undersigned agrees that, prior to transferring the undersigned's RDUs, the Common Units represented thereby or any interest therein, (i) other than in the case of a Regulation S Transfer, any transferee must sign and deliver a letter to the Depositary substantially in the form of this U.S. Transferee's Letter (or in a form otherwise acceptable to the Partnership and the Depositary) and (ii) in the case of a Regulation S Transfer, the undersigned must sign and deliver

to the Depositary a surrender letter substantially in the form of the Surrender Letter attached as Exhibit A hereto (or in a form otherwise acceptable to the Partnership and the Depositary) (a "*Surrender Letter*").

4. The undersigned certifies that it is a Qualified Purchaser.

5. The undersigned understands that, subject to certain exceptions, to be a Qualified Purchaser, an individual must have $5 million, and other entities must have $25 million, in "investments" as defined in Rule 2a51-l of the Investment Company Act.

6. The undersigned understands and acknowledges that the Partnership has not registered, and does not intend to register, as an "investment company" (as such term is defined in the Investment Company Act and related rules) and that the Partnership has elected to impose the transfer and offering restrictions with respect to persons in the United States and U.S. persons described herein so that the Partnership will qualify for the exemption provided under Section 3(c)(7) of the Investment Company Act and will have no obligation to register as an investment company even if it were otherwise determined to be an investment company.

7. The undersigned represents and warrants that no portion of the assets used by it to acquire, and no portion of the assets used by it to hold, an interest in the RDUs or the Common Units represented thereby or beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code or any applicable Similar Laws, or any entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement.

8. The undersigned understands and acknowledges that (i) transfers of the RDUs, the Common Units represented thereby or any interest therein to a person using assets of a Plan to purchase or hold such securities or any interest therein will be void and have no force and effect and will not operate to transfer any rights to such person notwithstanding any instruction to the contrary to the Partnership, the Depositary or their respective agents and (ii) if such transfer is not treated as being void for any reason, the RDUs or the Common Units represented thereby will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such securities.

9. The undersigned understands and acknowledges that (i) the Partnership and the Depositary will not be required to accept for registration of transfer any RDUs acquired by it that are not being transferred to a Qualified Purchaser, except as provided in Section 2(1) or 2(3) hereof, (ii) the Partnership and the Depositary may require any U.S. person or any person within the United States who is required under this U.S. Transferee's Letter to be a Qualified Purchaser, but is not, to transfer the RDUs immediately in a manner consistent with the restrictions set forth in this U.S. Transferee's Letter, (iii) pending such transfer, the Partnership is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDUs and the Common Units represented thereby and the right to receive distributions in respect of the relevant RDUs and the Common Units represented thereby and (iv) if the obligation to transfer is not met, the Partnership is irrevocably authorized, without any obligation, to transfer the RDUs or the Common Units represented thereby, as applicable, in a manner consistent with the restrictions set forth in this U.S. Transferee's Letter and, if such RDUs or Common Units are sold, the Partnership shall be obliged to distribute the net proceeds to the entitled party.

10. The undersigned acknowledges that each of Partnership, the Depositary and the Seller and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this U.S. Transferee's Letter as a basis for exemption of the sale of the

RDUs under the Securities Act, the Investment Company Act, under the securities laws of all applicable states, for compliance with ERISA and for other purposes. The undersigned agrees to promptly notify the Partnership and the Depositary if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

11. The Partnership, the Depositary and the Seller and their respective affiliates are irrevocably authorized to produce this U.S. Transferee's Letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

12. This U.S. Transferee's Letter shall be governed by and construed in accordance with the laws of the State of New York.

13. The undersigned certifies that it was offered the RDUs by direct contact between the undersigned and the Partnership or the Seller. The undersigned did not become aware of, nor were the RDUs offered to the undersigned by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the RDUs, the undersigned relied solely on the information set forth in the Offering Memorandum and other information obtained by the undersigned directly from the Partnership or the Seller as a result of any inquiries by the undersigned or the undersigned's advisor(s).

14. The undersigned has had access to all information that it believes is necessary, sufficient or appropriate in connection with its purchase of the RDUs, it has been afforded an opportunity to ask questions of the Partnership and the directors and officers of the Partnership's general partner, it has had all such questions answered to its satisfaction, it has been supplied all additional information as it has requested and it has made an independent decision to purchase the RDUs based on information it has determined to be adequate to verify the accuracy of any information that the undersigned deems relevant to making an investment in the RDUs.

15. The undersigned understands and acknowledges that no agency of the United States or any state thereof has made any finding or determination as to the fairness of the terms of, or any recommendation or endorsement in respect of, the RDUs or the Common Units represented thereby.

16. The undersigned agrees to provide, together with this completed and signed U.S. Transferee's Letter, a completed and signed Substitute IRS Form W-9. The Substitute IRS Form W-9 is attached to this U.S. Transferee's Letter as Exhibit A.

[The next page is the signature page.]

The undersigned has provided a completed and signed Substitute IRS Form W-9 and has caused this U.S. Transferee's Letter to be executed by its duly authorized representative as of the date set forth below.

Date: ____________________

Name of Purchaser (use exact name in which RDUs are to be registered):

____

Address of Purchaser for Registration of RDUs:

____

____

____

____

Signature: ____________________

Print Name: ____________________

Company Name: ____________________

Title: ____________________

If the investor is an individual, the investor's social security number: ____________________

If the investor is a corporation, partnership, trust or other legal entity its tax payer identification number: ____________________

Exhibit A to Form of U.S. Transferee's Letter

[Form of Surrender Letter Included in Appendix E]

Exhibit B to Form of U.S. Transferee's Letter
Substitute Form W-9

[Substitute Form W-9 included in Appendix F]

(This page has been left blank intentionally.)

APPENDIX E: FORM OF SURRENDER LETTER

To: KKR Private Equity Investors, L.P.
c/o KKR Guernsey GP Limited
9 West 57th Street
New York, New York 10019

The Bank of New York
101 Barclay Street—Floor 22W
New York, New York 10286

Ladies and Gentlemen:

This letter (the "*Surrender Letter*") relates to the surrender by the undersigned of restricted depositary units ("*RDUs*") delivered by The Bank of New York, as Depositary (the "*Depositary*"), representing common units (the "*Common Units*") of KKR Private Equity Investors, L.P., a Guernsey limited partnership (the "*Partnership*"), pursuant to the Restricted Deposit Agreement relating to the delivery of the RDUs by the Depositary among the Partnership, the Depositary and all owners and beneficial owners from time to time of restricted depositary receipts evidencing RDUs (the "*Deposit Agreement*") for the purpose of withdrawal of Common Units deposited with the Depositary pursuant to the Deposit Agreement. Terms used in this Surrender Letter and not otherwise defined shall have the meaning given to them in Regulation S ("*Regulation S*") under the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), except as otherwise stated herein.

The undersigned acknowledges (or if the undersigned is acting for the account of another person has confirmed that it acknowledges) that the deposited Common Units, as applicable, have not been and will not be registered under the Securities Act and that the Partnership has not registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "*Investment Company Act*").

The undersigned hereby certifies as to at least one of the following:

☐ The undersigned has sold or agreed to sell the Common Units represented by the surrendered RDUs, and <u>all</u> of the following are true:

1. The offer and sale of the Common Units represented by the RDUs was not and will not be made to a person in the United States or to a person known by the undersigned to be a U.S. person.

2. Either (a) at the time the buy order for the Common Units represented by the RDUs was originated, the buyer was outside the United States or the undersigned and any person acting on the undersigned's behalf reasonably believed that the buyer was outside the United States or (b) the transaction in such Common Units was executed in, on or through the facilities a designated offshore securities market, and neither the undersigned nor any person acting on the undersigned's behalf knows that the transaction was pre-arranged with a buyer in the United States.

3. Neither the undersigned, nor any of its affiliates, nor any person acting on the undersigned's or their behalf has made any directed selling efforts in the United States with respect to the Common Units represented by the RDUs.

4. The proposed transfer of the Common Units represented by the RDUs is not part of a plan or scheme to evade the registration requirements of the Securities Act or the Investment Company Act.

5. Neither the Partnership nor any of its agents participated in the sale of the Common Units represented by the RDUs.

6. The undersigned agrees that the Partnership, the Depositary and their respective agents and affiliates may rely upon the truth and accuracy of the foregoing acknowledgments, representations agreements.

or

☐ The undersigned is not in the United States and is not a U.S. person and is not surrendering the RDUs in connection with an offer, sale or other disposition of the Common Units represented by the RDUs.

Where there are joint transferors, each must sign this Surrender Letter. A Surrender Letter of a corporation, partnership, limited liability company or similar entity must be signed by an authorized officer or be completed otherwise in accordance with such entity's governing instruments. Evidence of such authority may be required.

Very truly yours,

Name of Surrendering Owner (use exact name in which RDUs are registered):

____

Address of Surrendering Owner:

____

____

____

Signature: ____________________

Print Name: ____________________

Company Name: ____________________

Title: ____________________

Date: ____________________

APPENDIX F: SUBSTITUTE FORM W-9

PAYOR'S NAME: KKR Private Equity Investors, L.P.

PAYEE'S NAME: ____________________

PAYEE'S ADDRESS: ____________________

____

____

____

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service **Payer's Request for Taxpayer Identification Number (TIN) and Certification**	**Part I—Taxpayer Identification Number (TIN)** ____________________ Social Security Number OR ____________________ Employer Identification Number (If awaiting TIN write "Applied For" and complete Part III and the Certificate of Awaiting Taxpayer Identification Number)	**Part II: For Payees Exempt from Backup Withholding** For Payees Exempt from Backup withholding, see the Guidelines below and complete as instructed therein.
	Part III:—Certification— Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).	
	Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).	
	____________________ **Signature of U.S. person**	____________________ **Date**

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE "APPLIED FOR" IN THE APPROPRIATE LINE IN PART I OF SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me pursuant to the tender offer will be withheld.

____________________ ____________________

Signature Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer.—Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:	Give the SOCIAL SECURITY number of—
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account.(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)

For this type of account:	Give the EMPLOYER IDENTIFICATION number of—
6. Sole proprietorship	The owner(3)
7. A valid trust, estate, or pension trust	The legal entity(4)
8. Corporate	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

- An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
- The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or instrumentality of any one or more of the foregoing.
- An international organization or any agency or instrumentality thereof.
- A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

- A corporation.
- A financial institution.
- A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
- A real estate investment trust.
- A common trust fund operated by a bank under Section 584(a).
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A middleman known in the investment community as a nominee or custodian.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A foreign central bank of issue.
- A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

- Payments to nonresident aliens subject to withholding under Section 1441.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

- Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under Section 852).
- Payments described in Section 6049(b)(5) to nonresident aliens.
- Payments on tax-free covenant bonds under Section 1451.
- Payments made by certain foreign organizations.
- Mortgage or student loan interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file Form W-9 or a substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART II OF THE FORM, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Privacy Act Notice—Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the payer. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.**—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.**—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.**—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

KKR

NOTICE TO INVESTORS CONFIDENTIAL

200,000,000 Common Units

KKR Private Equity Investors, L.P.

In the form of Common Units or Restricted Depositary Units

This notice to investors relates to the global offering of the common units of KKR Private Equity Investors, L.P., a limited partnership organized under the laws of Guernsey, and is being delivered in connection with an increase in the number of common units that are being offered in the global offering. The global offering consists of a private placement in the Netherlands and other countries. In the United States, restricted depositary units ("RDUs"), each representing one common unit, are being offered in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). Additionally, as part of the global offering, we are directly offering RDUs in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act).

This notice is being delivered on a confidential basis in the United States and other jurisdictions in connection with the private placement in such jurisdictions of the common units being offered in the global offering. The increase in the number of common units that are being offered in the global offering will also be announced in a press release issued in the Netherlands.

This notice must be read in conjunction with the offering memorandum dated April 21, 2006 relating to the global offering, which we refer to as the "offering memorandum." This notice updates certain information in the offering memorandum and, to the extent inconsistent, the information contained herein supersedes such information.

Investing in our common units or the RDUs involves risks. See "Risk Factors" beginning on page 11 of the offering memorandum.

INITIAL OFFERING PRICE: $25.00 PER COMMON UNIT OR RDU

Our common units and the RDUs have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. Our common units are being offered outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the U.S. Securities Act. Our common units may not be offered or sold within the United States or to U.S. persons (as defined under the U.S. Securities Act). The RDUs may not be offered or sold within the United States or to U.S. persons, except to persons who are (a) qualified purchasers (as defined in the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act") and related rules) and (b) either (1) qualified institutional buyers or (2) accredited investors. For additional transfer restrictions, see "Certain ERISA Considerations" and "Notice to Investors" in the offering memorandum.

The managers have the option to purchase up to an aggregate of 30,000,000 additional common units from our Managing General Partner at the initial offering price less the managers' commission until 30 days from the commencement of trading of our common units on the regulated market of Euronext Amsterdam N.V.

The number of common units and RDUs offered in the global offering can be further increased prior to the settlement date. Any such increase may be material. Any further increase in the maximum number of common units and RDUs being offered in the global offering will be announced in a press release issued in the Netherlands. The net proceeds from any further increase in the maximum number of common units and RDUs being offered in the global offering are expected to be utilized as set forth herein under "Use of Proceeds." The actual number of common units and RDUs offered in the global offering will be published in a pricing statement in the Netherlands on or about May 3, 2006 and filed with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).

Dated April 30, 2006

NOTICE TO INVESTORS

About this Notice and the Offering Memorandum

You should rely only on the information contained in the offering memorandum and this notice. We have not, and the managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in the offering memorandum and this notice is accurate only as of the respective dates of the offering memorandum and this notice, regardless of the time of delivery of such information or of any offer or sale of our common units or the RDUs. Our business, financial condition, results of operations and prospects could have changed since that date. We expressly disclaim any duty to update the offering memorandum and this notice except as required by applicable law.

Restrictions on Distribution and Sale

The distribution of the offering memorandum and this notice and the offering and sale of the common units offered hereby in certain jurisdictions may be restricted by law. Persons in possession of the offering memorandum or this notice are required to inform themselves about and to observe any such restrictions. The offering memorandum and this notice may not be used for, or in connection with, and do not constitute, any offer to sell, or a solicitation to purchase, any such securities in any jurisdiction in which such an offer or solicitation would be unlawful.

Presentation of Certain Information

We have prepared this notice using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to "we," "us," "our" and "our partnership" are to KKR Private Equity Investors, L.P.; references to the "Managing General Partner" are to KKR Guernsey GP Limited; references to the "Investment Partnership" are to KKR PEI Investments, L.P. and, as applicable, its subsidiaries; references to "KKR PEI Associates" are to KKR PEI Associates, L.P.; and references to "KKR" are to Kohlberg Kravis Roberts & Co. L.P. Other terms used but not defined in this notice have the meanings given to such terms in the offering memorandum and such definitions are incorporated by reference herein.

In addition, unless the context suggests otherwise, references to the issuance of common units include the issuance of RDUs, representing ownership interests in common units that are deposited with The Bank of New York, as depositary, and any other securities, cash or property that the depositary receives in respect of deposited common units. Unless otherwise indicated, information in this notice assumes that the option granted by our Managing General Partner to the managers to purchase additional common units to cover over-allotments has not been exercised.

Notice to Euroclear Participants

Any participant of the Euroclear system that holds common units in the Euroclear system will be deemed to have represented to and agreed with our partnership and Euroclear Bank S.A./N.V. ("Euroclear Bank") as a condition to the common units being in the Euroclear system to furnish to the Euroclear Bank (a) its tax identification number, (b) notice of whether it is (i) a person who is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax exempt entity and (c) such other information as the Euroclear Bank may request from time to time in order to comply with its United States tax reporting obligations. If a participant in the Euroclear system fails to provide such information, Euroclear Bank may, among other courses of action, block trades in the common units and related income distributions of such participant.

Documents Available for Inspection

Copies of this notice and the offering memorandum will be made available, free of charge, upon written request to ING Bank N.V., our paying agent in the Netherlands. Written requests for such documents should be sent to ING Bank N.V. at Heenvlietlaan 220, 1083 CN Amsterdam.

INCREASE IN THE NUMBER OF COMMON UNITS BEING OFFERED

Increase in the Number of Common Units Being Offered

We have increased the number of common units being offered by our partnership in the global offering from 60,000,000 common units, as indicated in the offering memorandum, to 200,000,000 common units, as set forth on the cover of this notice. The number of additional common units that the managers have an option to purchase from our Managing General Partner to cover over-allotments in connection with the global offering has similarly been increased from a maximum of 9,000,000 common units, as indicated in the offering memorandum, to a maximum of 30,000,000 common units, as set forth on the cover of this notice. The initial offering price for the common units has not changed.

Simultaneously with the closing of the global offering, affiliates of KKR will contribute an aggregate of $75 million of cash to our partnership and the Investment Partnership. As part of this contribution, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will make a cash contribution to the Investment Partnership in respect of its general partner interest. The amount of this cash contribution is expected to be equal to 0.2% of the net proceeds from the global offering and related transactions that we contribute to the Investment Partnership. Based on the initial offering price of $25.00 per common unit and assuming that we issue 202,600,000 common units in the global offering and related transactions, after deducting managers' commissions and placement fees and other estimated fees and expenses, we anticipate that we will contribute $4,785 million of cash to the Investment Partnership and that KKR PEI Associates' cash contribution to the Investment Partnership will increase from $3 million, as indicated in the offering memorandum, to $10 million. As a result of this increase, the number of common units that will be purchased from us at the initial offering price by KKR PEI Holdings, L.P., an entity that is owned by KKR's investment professionals and senior advisors, will be reduced to 2,600,000 common units, or $65 million, so as to keep the total amount of contributions from affiliates of KKR to our partnership and the Investment Partnership at $75 million. Any further increase in the number of common units being offered in the global offering may result in a similar reallocation of capital contributions between KKR PEI Holdings, L.P. and KKR PEI Associates.

Further Increases in the Number of Common Units Offered

As described on the cover of this notice, we may further increase the number of common units offered in the global offering prior to the settlement date. Any such increase may be material. Any further increase in the maximum number of common units being offered in the global offering will be announced in a press release issued in the Netherlands. The net proceeds from any further increase in the maximum number of common units and RDUs being offered in the global offering are expected to be utilized as set forth herein under "Use of Proceeds." The actual number of common units offered in the global offering will be published in a pricing statement in the Netherlands on or about May 3, 2006 and filed with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).

Our Initial Investments

KKR has not yet identified all of the potential investments that it will make with the capital contributions that we receive in connection with the global offering and related transactions. As set forth in the offering memorandum, the initial investments that we will make with the net proceeds from the global offering and related transactions will consist of our investment in the European Fund II, our investment in Capmark, a commitment to the 2006 Fund and temporary investments. Due to the increase in the number of common units that are being offered in the global offering, however, the amount of cash that we will initially invest in temporary investments and the size of our commitment to the 2006 Fund (which will be made in an amount equal to approximately 40% of the net proceeds from the global offering and related transactions, subject to compliance with our investment policies and procedures) are expected to increase. In particular, we anticipate that upon completion of the global offering and related transactions, approximately $4,714 of our capital, or 98.6% of our total assets, will initially be invested in temporary investments and that we will make an approximately $1.9 billion commitment to the 2006 Fund, assuming that we issue 202,600,000 common units in the global offering and related transactions at an initial offering price of $25.00 per common unit and after deducting managers' commissions and placement fees and other estimated fees and expenses.

USE OF PROCEEDS

Capital Contributions and Uses of Capital

The following table presents the capital contributions that we expect to receive in connection with the global offering and related transactions and the uses of those capital contributions, after deducting the managers' commissions and placement fees. This information is based on an initial offering price of $25.00 per common unit and assumes that we will issue 202,600,000 common units in the global offering and related transactions. This information should be read in conjunction with the information appearing in this notice under "Capitalization" and the information appearing in the offering memorandum under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Ownership, Organizational and Investment Structure."

Capital Contributions		Uses of Capital	
(in millions of U.S. dollars)			
Cash contributed by investors in the global offering	$5,000.0	Investment in the European Fund II (3)	$20.4
Cash contributed by KKR's investment professionals and senior advisors(1)	65.0	Co-investment in Capmark	50.6
		Managers' commissions and placement fees and other estimated fees and expenses	280.0
		Cash available to fund capital commitments, future investments and working capital(4)	4714.0
Total cash contributed(2)	$5,065.0	Total cash used or available for use	$5,065.0

(1) In connection with the global offering, KKR PEI Holdings, L.P., an entity that is owned by KKR's investment professionals and senior advisors, will contribute $65 million of cash to us in exchange for 2,600,000 common units issued at the initial offering price.

(2) In connection with the global offering, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will separately make a cash contribution to the Investment Partnership in respect of its general partner interest. Based on the initial offering price of $25.00 per common unit and assuming that we issue 202,600,000 common units in the global offering and related transactions, we anticipate that the cash contribution will total $10 million. We have not presented this cash contribution in the table above because the cash will be allocated to the capital account of the general partner and will not be available to our partnership.

(3) Subsequent to the date of the offering memorandum, the European Fund II returned to its limited partners unused capital that the limited partners had previously contributed to the fund. As a result of this return of capital, the purchase price for the limited partner interest in the European Fund II that we will acquire in connection with the global offering and related transactions has been reduced from $21.9 million to $20.4 million.

(4) Includes cash that may be used to fund the $80.7 million undrawn balance of a capital commitment to the European Fund II that we expect to assume in connection with the global offering and related transactions and the capital commitment that we expect to make to the 2006 Fund. Assuming that we receive $4,785 million of net proceeds from the issuance of our common units in the global offering and related transactions after deducting the managers' commissions and placement fees and estimated expenses, we expect that our capital commitment to the 2006 Fund will be approximately $1.9 billion.

To the extent that we further increase the number of common units offered in the global offering prior to the settlement date, the net proceeds from such additional common units would be reflected in the table above as additional cash available to fund capital commitments, future investments and working capital. There would be a corresponding change in the capitalization table set forth below. In addition, our capital commitment to the 2006 Fund would be increased by approximately 40% of the additional net proceeds received by us. Any such increase may be material.

Risks and Uncertainties Relating to Our Excess Capital

As our service provider and the investment manager of its private equity funds, KKR intends to conduct extensive due diligence with respect to the private equity and opportunistic investments that will be made with the capital contributions that we receive in connection with the global offering and related transactions. Suitable investment opportunities may not be immediately available. Given the amount of cash that will not be immediately invested,

particularly as a result of the increase in the number of common units being offered in the global offering, it may take a significant amount of time for our capital to be fully invested.

Pending identification of suitable private equity and opportunistic investments, we expect that the $4,714 million of available cash presented in the table above, which will represent approximately 98.6% of our total assets, will temporarily be invested in government securities, cash, cash equivalents, money market instruments, highly rated asset-backed securities and other investment grade securities pending investment in private equity and opportunistic investments. Temporary investments that KKR makes are expected to generate returns that are substantially lower than the returns that we anticipate receiving from private equity and opportunistic investments. There may also be a high degree of variability between the returns generated by different types of temporary investments.

The factors described above will increase the risks and uncertainties relating to an investment in our partnership. In addition, to the extent that we further increase the number of common units offered in the global offering prior to the settlement date, we will have further additional excess capital, which would further increase these risks and uncertainties. Please see "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—KKR has not yet identified all of the potential investments that it will make with our capital and we expect that we will generate lower returns due to our cash management policy during the period that it takes to deploy our capital in private equity or opportunistic investments" in the offering memorandum for a description of the risks and uncertainties relating to our excess capital. You should also carefully consider the risks and uncertainties described under "Risk Factors" beginning on page 11 of the offering memorandum.

CAPITALIZATION

The following table sets forth our total assets and our total net assets as of April 18, 2006 on an actual basis and as adjusted to give effect to:

- our issuance of 200,000,000 common units in the global offering in exchange for a $5 billion cash contribution from investors;
- our issuance of 2,600,000 common units to KKR PEI Holdings L.P., an entity that is owned by KKR investment professionals and senior advisors, in exchange for a $65 million cash contribution; and
- the application of the capital contributions that we receive in connection with the foregoing transactions as described under "Use of Proceeds."

This information is based on an initial offering price of $25.00 per common unit and assumes that we will issue 202,600,000 common units in the global offering and related transactions and gives effect to the payment of the managers' commissions and placement fees and other estimated fees and expenses.

	As of April 18, 2006 (Unaudited)	
	Actual	**As Adjusted**
Assets(1)	**(in millions of U.S. dollars)**	
Class A limited partner interest in the Investment Partnership(2)(3)	$—	$4,714.0
Class B limited partner interest in the Investment Partnership(3)(4)	—	50.0
Class C limited partner interest in the Investment Partnership(3)(4)	—	19.3
Class D limited partner interest in the Investment Partnership(3)	—	—
Total assets	—	4,783.3
Liabilities	—	—
Net Assets		
Net assets allocated to common units	—	4,783.3
Total net assets	$—	$4,783.3

(1) In connection with the global offering, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will separately make a cash contribution to the Investment Partnership in respect of its general partner interest. Based on the initial offering price of $25.00 per common unit and assuming that we issue 202,600,000 common units in the global offering and related transactions, we anticipate that the cash contribution will total $10 million. The cash contributed, although an asset of the Investment Partnership, will not be allocable to our partnership and, accordingly, will not be reflected in our statement of assets and liabilities.

(2) Includes the value of cash held by the Investment Partnership and its subsidiaries.

(3) The different classes of our limited partner interests in the Investment Partnership relate to the types of investments that we will make. Our Class A limited partner interest relates to the opportunistic investments and temporary investments that the Investment Partnership and its subsidiaries will make other than through a KKR-sponsored investment fund. Our Class B limited partner interest relates to co-investments that the Investment Partnership and its subsidiaries will make in portfolio companies of KKR's private equity funds. Our Class C limited partner interest relates to investments that the Investment Partnership and its subsidiaries will make in private equity funds that are sponsored by KKR. Our Class D limited partner interest relates to investments that the Investment Partnership and its subsidiaries may make in other types of investment funds that are sponsored by KKR and includes opportunistic investments that may be made through funds.

(4) Our carrying value of $50.0 million and $19.3 million for the Class B and Class C limited partner interests excludes $0.6 million and $1.1 million from our Capmark and European Fund II investments, respectively. Such amounts relate to our acquisition costs which are not capitalizable. Subsequent to April 18, 2006, the European Fund II returned to its limited partners unused capital that the limited partners had previously contributed to the fund. As a result of this return of capital, the carrying value of our investment in the European Fund II has decreased from $20.7 million, as indicated in the offering memorandum, to $19.3 million, as set forth in the table above.

KKR

PRICING STATEMENT

200,000,000 Common Units

KKR Private Equity Investors, L.P.

In the form of Common Units or Restricted Depositary Units

This document constitutes a pricing statement relating to the global offering of the common units of KKR Private Equity Investors, L.P., a limited partnership organized under the laws of Guernsey. The global offering consists of a private placement in the Netherlands and other countries. In the United States, restricted depositary units ("RDUs"), each representing one common unit, are being offered in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")). Additionally, as part of the global offering, we are directly offering RDUs in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act).

This pricing statement has been prepared in accordance with Section 1n of the Dutch Securities Market Supervision Decree (*Besluit toezicht effectenverkeer*) and has been deposited with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*). This pricing statement is being made generally available in the Netherlands through a press release issued in the Netherlands and in accordance with Section 1q of the Dutch Securities Market Supervision Decree. This pricing statement is also being delivered on a confidential basis in the United States and other jurisdictions in connection with the private placement in such jurisdictions of the common units being offered in the global offering.

This pricing statement must be read in conjunction with the offering memorandum dated April 21, 2006 relating to the global offering, which we refer to as the "offering memorandum." This pricing statement updates certain information in the offering memorandum and, to the extent inconsistent, the information contained herein supersedes such information.

Investing in our common units or the RDUs involves risks. See "Risk Factors" beginning on page 11 of the offering memorandum.

INITIAL OFFERING PRICE: $25.00 PER COMMON UNIT OR RDU

Our common units and the RDUs have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. Our common units are being offered outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the U.S. Securities Act. Our common units may not be offered or sold within the United States or to U.S. persons (as defined under the U.S. Securities Act). The RDUs may not be offered or sold within the United States or to U.S. persons, except to persons who are (a) qualified purchasers (as defined in the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act") and related rules) and (b) either (1) qualified institutional buyers or (2) accredited investors. For additional transfer restrictions, see "Certain ERISA Considerations" and "Notice to Investors" in the offering memorandum.

The managers have the option to purchase up to an aggregate of 30,000,000 additional common units from our Managing General Partner at the initial offering price less the managers' commission until June 2, 2006, 30 days from the commencement of trading of our common units on the regulated market of Euronext Amsterdam N.V.

Joint Global Coordinators and Bookrunners

Citigroup **Goldman Sachs International** **Morgan Stanley**

ABN AMRO Rothschild **Banc of America Securities LLC** **Bear Stearns International**
Credit Suisse **Deutsche Bank Securities** **JPMorgan**
Lehman Brothers **Merrill Lynch International** **Nikko Citigroup**
RBC Capital Markets **Scotia Capital** **UBS Investment Bank** **Wachovia Securities**

Dated May 2, 2006

NOTICE TO INVESTORS

About this Pricing Statement and the Offering Memorandum

We accept responsibility for the information contained in this pricing statement. To the best of our knowledge, having taken all reasonable care to ensure that such is the case, the information contained in this pricing statement is in accordance with the facts and does not omit anything likely to affect the import of such information. You should rely only on the information contained in the offering memorandum and in this pricing statement. You should assume that the information appearing in the offering memorandum and this pricing statement is accurate only as of the respective dates of the offering memorandum and this pricing statement, regardless of the time of delivery of such information or of any offer or sale of our common units or the RDUs. Our business, financial condition, results of operations and prospects could have changed since that date. We expressly disclaim any duty to update the offering memorandum and this pricing statement except as required by applicable law.

Restrictions on Distribution and Sale

The distribution of the offering memorandum and this pricing statement and the offering and sale of the common units offered hereby in certain jurisdictions may be restricted by law. Persons in possession of the offering memorandum or this pricing statement are required to inform themselves about and to observe any such restrictions. The offering memorandum and this pricing statement may not be used for, or in connection with, and do not constitute, any offer to sell, or a solicitation to purchase, any such securities in any jurisdiction in which such an offer or solicitation would be unlawful. Please see "Plan of Distribution—Selling Restrictions."

Presentation of Certain Information

We have prepared this pricing statement using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to "we," "us," "our" and "our partnership" are to KKR Private Equity Investors, L.P.; references to the "Managing General Partner" are to KKR Guernsey GP Limited; references to the "Investment Partnership" are to KKR PEI Investments, L.P. and, as applicable, its subsidiaries; references to "KKR PEI Associates" are to KKR PEI Associates, L.P.; and references to "KKR" are to Kohlberg Kravis Roberts & Co. L.P. Other terms used but not defined in this pricing statement have the meanings given to such terms in the offering memorandum and such definitions are incorporated by reference herein.

In addition, unless the context suggests otherwise, references to the issuance of common units include the issuance of RDUs, representing ownership interests in common units that are deposited with The Bank of New York, as depositary, and any other securities, cash or property that the depositary receives in respect of deposited common units. Unless otherwise indicated, information in this pricing statement assumes that the option granted by our Managing General Partner to the managers to purchase additional common units to cover over-allotments has not been exercised.

Notice to Euroclear Participants

Any participant of the Euroclear system that holds common units in the Euroclear system will be deemed to have represented to and agreed with our partnership and Euroclear Bank S.A./N.V. ("Euroclear Bank") as a condition to the common units being in the Euroclear system to furnish to the Euroclear Bank (a) its tax identification number, (b) notice of whether it is (i) a person who is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax exempt entity and (c) such other information as the Euroclear Bank may request from time to time in order to comply with its United States tax reporting obligations. If a participant in the Euroclear system fails to provide such information, Euroclear Bank may, among other courses of action, block trades in the common units and related income distributions of such participant.

Documents Available for Inspection

Copies of this pricing statement and the offering memorandum will be made available, free of charge, upon written request to our Managing General Partner or ING Bank N.V., who we have appointed to serve as our paying agent in the Netherlands. Written requests for such documents should be sent to our Managing General Partner at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands or ING Bank N.V. at Heenvlietlaan 220, 1083 CN Amsterdam.

INCREASE IN THE NUMBER OF COMMON UNITS BEING OFFERED

Increase in the Number of Common Units Being Offered

As announced on April 30, 2006, we have increased the number of common units being offered by our partnership in the global offering from 60,000,000 common units, as indicated in the offering memorandum, to 200,000,000 common units, as set forth on the cover of this pricing statement. The number of additional common units that the managers have an option to purchase from our Managing General Partner to cover over-allotments in connection with the global offering has similarly been increased from a maximum of 9,000,000 common units, as indicated in the offering memorandum, to a maximum of 30,000,000 common units, as set forth on the cover of this notice. The initial offering price of $25.00 per common unit has not changed.

Simultaneously with the closing of the global offering, affiliates of KKR will contribute an aggregate of $75 million of cash to our partnership and the Investment Partnership. As part of this contribution, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will make a cash contribution to the Investment Partnership in respect of its general partner interest. The amount of this cash contribution is expected to be equal to 0.2% of the net proceeds from the global offering and related transactions that we contribute to the Investment Partnership. Due to the increase in the number of common units being offered in the global offering, we expect that KKR PEI Associates' cash contribution to the Investment Partnership will increase from $3 million, as indicated in the offering memorandum, to $10 million. As a result of this increase, the number of common units that will be purchased from us at the initial offering price by KKR PEI Holdings, L.P., an entity that is owned by KKR's investment professionals and senior advisors, will be reduced to 2,600,000 common units, or $65 million, so as to keep the total amount of contributions from affiliates of KKR to our partnership and the Investment Partnership at $75 million.

Our Initial Investments

KKR has not yet identified all of the potential investments that it will make with the capital contributions that we receive in connection with the global offering and related transactions. As set forth in the offering memorandum, the initial investments that we will make with the net proceeds from the global offering and related transactions will consist of our investment in the European Fund II, our investment in Capmark, a commitment to the 2006 Fund and temporary investments. Due to the increase in the number of common units that are being offered in the global offering, however, the amount of cash that we will initially invest in temporary investments and the size of our commitment to the 2006 Fund (which will be made in an amount equal to approximately 40% of the net proceeds from the global offering and related transactions, subject to compliance with our investment policies and procedures) are expected to increase. In particular, we anticipate that upon completion of the global offering and related transactions, approximately $4,714 of our capital, or 98.6% of our total assets, will initially be invested in temporary investments and that we will make an approximately $1.9 billion commitment to the 2006 Fund.

GLOBAL OFFERING AND PLAN OF DISTRIBUTION

Purchase/Placement Agreement

We have entered into a purchase/placement agreement among our partnership, our Managing General Partner and the managers named below under which the managers have severally and not jointly agreed to purchase and we have agreed to sell to the several managers 200,000,000 common units, in the form of common units or RDUs, less the number of common units sold by us in the private placement described in the offering memorandum under "Private Placements" at the purchase price of $25.00 per common unit. Pursuant to the purchase/placement agreement, the managers may act directly or through one or more affiliates.

Name	Number of Common Units
Citigroup Global Markets Limited	50,200,000
Goldman Sachs International	50,200,000
Morgan Stanley & Co. International Limited	50,200,000
ABN AMRO Rothschild	3,800,000
Banc of America Securities LLC	3,800,000
Bear Stearns International	3,800,000
Credit Suisse Securities (USA) LLC	3,800,000
Deutsche Bank Securities Inc.	3,800,000
J.P. Morgan Securities Inc	3,800,000
Lehman Brothers Inc	3,800,000
Merrill Lynch International	3,800,000
Nikko Citigroup Limited	3,800,000
RBC Capital Markets Corporation	3,800,000
Scotia Capital Inc.	3,800,000
UBS Securities LLC	3,800,000
Wachovia Capital Markets, LLC	3,800,000
	200,000,000

Listing, Trading and Settlement of the Common Units

We have applied for the admission of all of our common units to trading on the regulated market of Euronext Amsterdam N.V. and for the listing of all of our common units on Eurolist by Euronext under the symbol "KPE."

We expect that listing of our common units on Eurolist by Euronext and trading of our common units on the regulated market of Euronext Amsterdam N.V. will commence on May 3, 2006 on an "as-if-and-when-issued" basis. The settlement date, on which the closing of the global offering and delivery of the common units are scheduled to take place, is expected to be on May 10, 2006, which is the fifth business day following the initial date of trading of the common units (such alternative settlement cycle, "T+5"). You should note that trading of the common units on the initial date of trading of the common units and the next business day may be affected by the T+5 settlement. Unconditional trading in our common units is expected to commence at the opening of trading on May 11, 2006.

Settlement of the common units, both on the settlement date and in secondary trading, will take place through Euroclear NIEC or Euroclear Bank S.A./N.V., as the case may be.

Market Stabilization

In connection with the global offering, we have appointed Goldman Sachs International to act as stabilization manager. Goldman Sachs International, or any of its agents, may over-allot or effect transactions that stabilize or maintain the market price of our common units at levels above those which might otherwise prevail in the open market. Such transactions may commence on or after the date of the commencement of trading on Euronext Amsterdam and will end no later than 30 days thereafter. Such transactions may be effected on Euronext Amsterdam, in the over-the-counter market or otherwise. There is no assurance that such stabilization will be undertaken and, if it is undertaken, it may be discontinued at any time.

USE OF PROCEEDS

Capital Contributions and Uses of Capital

The following table presents the capital contributions that we expect to receive in connection with the global offering and related transactions and the uses of those capital contributions, after deducting the managers' commissions and placement fees. This information should be read in conjunction with the information appearing in this notice under "Capitalization" and the information appearing in the offering memorandum under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Ownership, Organizational and Investment Structure."

Capital Contributions		Uses of Capital	
(in millions of U.S. dollars)			
Cash contributed by investors in the global offering	$5,000.0	Investment in the European Fund II (3)	$20.4
		Co-investment in Capmark	50.6
Cash contributed by KKR's investment professionals and senior advisors(1)	65.0	Managers' commissions and placement fees and other estimated fees and expenses	280.0
		Cash available to fund capital commitments, future investments and working capital(4)	4,714.0
Total cash contributed(2)	$5,065.0	Total cash used or available for use	$5,065.0

(1) In connection with the global offering, KKR PEI Holdings, L.P., an entity that is owned by KKR's investment professionals and senior advisors, will contribute $65 million of cash to us in exchange for 2,600,000 common units issued at the initial offering price.

(2) In connection with the global offering, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will separately make a cash contribution to the Investment Partnership in respect of its general partner interest. We anticipate that the cash contribution will total $10 million. We have not presented this cash contribution in the table above because the cash will be allocated to the capital account of the general partner and will not be available to our partnership.

(3) Subsequent to the date of the offering memorandum, the European Fund II returned to its limited partners unused capital that the limited partners had previously contributed to the fund. As a result of this return of capital, the purchase price for the limited partner interest in the European Fund II that we will acquire in connection with the global offering and related transactions has been reduced from $21.9 million to $20.4 million.

(4) Includes cash that may be used to fund the $80.7 million undrawn balance of a capital commitment to the European Fund II that we expect to assume in connection with the global offering and related transactions and the approximately $1.9 billion capital commitment that we expect to make to the 2006 Fund.

Risks and Uncertainties Relating to Our Excess Capital

As our service provider and the investment manager of its private equity funds, KKR intends to conduct extensive due diligence with respect to the private equity and opportunistic investments that will be made with the capital contributions that we receive in connection with the global offering and related transactions. Suitable investment opportunities may not be immediately available. Given the amount of cash that will not be immediately invested, particularly as a result of the increase in the number of common units being offered in the global offering, it may take a significant amount of time for our capital to be fully invested.

Pending identification of suitable private equity and opportunistic investments, we expect that the $4,714 million of available cash presented in the table above, which will represent approximately 98.6% of our total assets, will temporarily be invested in government securities, cash, cash equivalents, money market instruments, highly rated asset-backed securities and other investment grade securities pending investment in private equity and opportunistic investments. Temporary investments that KKR makes are expected to generate returns that are substantially lower than the returns that we anticipate receiving from private equity and opportunistic investments. There may also be a high degree of variability between the returns generated by different types of temporary investments.

The factors described above will increase the risks and uncertainties relating to an investment in our partnership. Please see "Risk Factors—Risks Relating to Our Partnership and Our Investment Strategy—KKR has not yet identified all of the potential investments that it will make with our capital and we expect that we will generate lower returns due to our cash management policy during the period that it takes to deploy our capital in private equity or opportunistic investments" in the offering memorandum for a description of the risks and uncertainties relating to our excess capital. You should also carefully consider the risks and uncertainties described under "Risk Factors" beginning on page 11 of the offering memorandum.

CAPITALIZATION

The following table sets forth our total assets and our total net assets as of April 18, 2006 on an actual basis and as adjusted to give effect to:

- our issuance of 200,000,000 common units in the global offering in exchange for a $5 billion cash contribution from investors;
- our issuance of 2,600,000 common units to KKR PEI Holdings L.P., an entity that is owned by KKR investment professionals and senior advisors, in exchange for a $65 million cash contribution; and
- the application of the capital contributions that we receive in connection with the foregoing transactions, after deducting the managers' commissions and placement fees and other estimated fees and expenses, as described under "Use of Proceeds."

	As of April 18, 2006 (Unaudited)	
	Actual	**As Adjusted**
Assets(1)	**(in millions of U.S. dollars)**	
Class A limited partner interest in the Investment Partnership(2)(3)	$ —	$4,714.0
Class B limited partner interest in the Investment Partnership(3)(4)	—	50.0
Class C limited partner interest in the Investment Partnership(3)(4)	—	19.3
Class D limited partner interest in the Investment Partnership(3)	—	—
Total assets	—	4,783.3
Liabilities	—	—
Net Assets		
Net assets allocated to common units	—	4,783.3
Total net assets	$ —	$4,783.3

(1) In connection with the global offering, KKR PEI Associates, an entity that is owned by KKR's investment professionals and serves as the general partner of the Investment Partnership, will separately make a cash contribution to the Investment Partnership in respect of its general partner interest. We anticipate that the cash contribution will total $10 million. The cash contributed, although an asset of the Investment Partnership, will not be allocable to our partnership and, accordingly, will not be reflected in our statement of assets and liabilities.

(2) Includes the value of cash held by the Investment Partnership and its subsidiaries.

(3) The different classes of our limited partner interests in the Investment Partnership relate to the types of investments that we will make. Our Class A limited partner interest relates to the opportunistic investments and temporary investments that the Investment Partnership and its subsidiaries will make other than through a KKR-sponsored investment fund. Our Class B limited partner interest relates to co-investments that the Investment Partnership and its subsidiaries will make in portfolio companies of KKR's private equity funds. Our Class C limited partner interest relates to investments that the Investment Partnership and its subsidiaries will make in private equity funds that are sponsored by KKR. Our Class D limited partner interest relates to investments that the Investment Partnership and its subsidiaries may make in other types of investment funds that are sponsored by KKR and includes opportunistic investments that may be made through funds.

(4) Our carrying value of $50.0 million and $19.3 million for the Class B and Class C limited partner interests excludes $0.6 million and $1.1 million from our Capmark and European Fund II investments, respectively. Such amounts relate to our acquisition costs which are not capitalizable. Subsequent to April 18, 2006, the European Fund II returned to its limited partners unused capital that the limited partners had previously contributed to the fund. As a result of this return of capital, the carrying value of our investment in the European Fund II has decreased from $20.7 million, as indicated in the offering memorandum, to $19.3 million, as set forth in the table above.

KKR

KKR PRIVATE EQUITY INVESTORS, L.P.

Financial Report

As of June 30, 2006 and for the Period from
April 18, 2006 (Date of Formation) to June 30, 2006

TABLE OF CONTENTS

CERTAIN INFORMATION

Statements of Responsibility—The portions of this interim financial report that relate to KKR Private Equity Investors, L.P., including the unaudited financial statements and other unaudited financial information of KKR Private Equity Investors, L.P. contained herein, is the responsibility of and has been approved by KKR Guernsey GP Limited, as the general partner of KKR Private Equity Investors, L.P. KKR Guernsey GP Limited is responsible for preparing such portions of this interim financial report in accordance with Euronext Rules, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the following annual accounts, except where any changes, and the reasons for them, are disclosed.

The portions of this interim financial report that relate to KKR PEI Investments, L.P. and its subsidiary, including the unaudited consolidated financial statements and other unaudited financial information of KKR PEI Investments, L.P. contained herein, is the responsibility of and has been approved by KKR PEI GP Limited, as the general partner of KKR PEI Associates, L.P., which serves as the general partner of KKR PEI Investments, L.P. KKR PEI GP Limited is responsible for preparing such portions of this interim financial report in accordance with Euronext Rules, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the following annual accounts, except where any changes, and the reasons for them, are disclosed.

Directors and Advisors—The board of directors of KKR Guernsey GP Limited consists of Messrs. Henry R. Kravis, George R. Roberts, Christopher Hill, Heinz-Joachim Neubuerger and Remmert J. Laan. The address of each of these individuals is c/o KKR Guernsey GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

The board of directors of KKR PEI GP Limited consists of Messrs. Perry Golkin, Scott C. Nuttall and William J. Janetschek. The address of each of these individuals is c/o KKR PEI GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

Northern Trust International Fund Administration Services (Guernsey) Limited has been retained to serve as the Guernsey administrator for each of KKR Private Equity Investors, L.P. and KKR PEI Investments, L.P. The address of Northern Trust International Fund Administration Services (Guernsey) Limited is Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

Deloitte & Touche has been retained to serve as the independent auditor of each of KKR Private Equity Investors, L.P. and KKR PEI Investments, L.P. The address of Deloitte & Touche in Guernsey is Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3HW, Channel Islands.

Kohlberg Kravis Roberts & Co. L.P. provides investment management, operational and financial services to KKR Private Equity Investors, L.P. and KKR PEI Investments, L.P. under a services agreement. The address of Kohlberg Kravis Roberts & Co. L.P. is 9 West 57th Street, New York, New York 10019, United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction—The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of those risks and uncertainties, including those set forth under "Forward-Looking Statements and Risk Factors" below. The following discussion should be read in conjunction with our financial statements and related notes and the consolidated financial statements and related notes of the Investment Partnership, which are included elsewhere in this report.

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to:

- "we," "us," "our" and "our partnership" are to KKR Private Equity Investors, L.P. ("KPE"), a Guernsey limited partnership;
- our "Managing General Partner" are to KKR Guernsey GP Limited, a Guernsey limited company, which serves as our general partner;
- the "Investment Partnership" are to KKR PEI Investments, L.P., a Guernsey limited partnership, and, as applicable, its subsidiary, through which our investments are made;
- the "Investment Partnership's General Partner" are to KKR PEI Associates, L.P., a Guernsey limited partnership, which serves as the general partner of the Investment Partnership;
- the "Managing Investment Partner" are to KKR PEI GP Limited, a Guernsey limited company, which serves as the general partner of the Investment Partnership's General Partner; and
- "KKR" are to Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership, which provides certain investment management, operational and financial services to us and others involved in our investments.

Additionally, unless the context suggests otherwise, we use the term "our investments" to refer both to our limited partner interests in the Investment Partnership, which are the only investments that we record in our statements of assets and liabilities, and investments that are made by the Investment Partnership. Although the investments that the Investment Partnership makes with our capital do not appear as investments in our financial statements, we are the primary beneficiary of such investments and bear substantially all of the risk of loss. We also use the term "our investments" to refer to portfolio investments of the investment funds in which the Investment Partnership invests. While other fund partners are involved in those portfolio company investments, the Investment Partnership, and therefore we, are generally entitled to share ratably in the returns generated by such investments and suffer substantially all of the risk of loss with respect to such investments.

Our financial statements and the consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. dollars. KKR, on our behalf, submitted a request letter and received temporary approval from the Netherlands Authority for the Financial Markets exempting us from preparing our financial statements in conformity with Dutch GAAP or International Financial Reporting Standards ("IFRS") until the Netherlands Minister of Finance decides otherwise or specific legislation and regulations in respect of the equivalence of U.S. GAAP and IFRS are established at a European level.

We utilize an annual reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. Our quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of our results for a full fiscal year. The financial results presented herein include activity during the period from our formation on April 18, 2006 through June 30, 2006. Our operations effectively commenced on May 10, 2006, upon receipt of the net proceeds from the initial offering. See "Our Initial Offering and Capital Contribution to the Investment Partnership" below.

Overview—We are a Guernsey limited partnership and our business consists of making investments in KKR-sponsored private equity funds, making direct co-investments in portfolio companies of KKR-sponsored private equity funds, pursuing opportunistic investments that are identified by KKR and making temporary investments in connection with cash management activities. We make all of our investments through the Investment Partnership and its subsidiary. Our only substantial assets are Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership. As is commonly the case with limited partnerships, our limited partnership agreement provides for the management of our business and affairs by a general partner. The Managing General Partner, a Guernsey limited company that is owned by individuals who are affiliated with KKR, serves as our general partner and has a board of directors.

The Investment Partnership is also a Guernsey limited partnership. The Investment Partnership's General Partner is responsible for managing the business and affairs of the Investment Partnership. Because the Investment Partnership's General Partner is itself a limited partnership, the Managing Investment Partner is effectively responsible for managing the business and affairs of the Investment Partnership. While we are not entitled to participate in the management of the business and affairs of the Investment Partnership, the Investment Partnership's limited partnership agreement provides that investments made by the Investment Partnership must comply with the investment policies and procedures that are established for our partnership.

Our investment policies and procedures were established by the Managing General Partner and currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR-sponsored private equity investments and no more than 25% of its adjusted assets in opportunistic investments identified by KKR. Adjusted assets are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. For the purposes of this requirement, all investments other than opportunistic investments are treated as KKR-sponsored private equity investments.

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests.

- Class A partner interests have separate rights and obligations with respect to investments in opportunistic and temporary investments;
- Class B partner interests have separate rights and obligations with respect to co-investments in portfolio companies of KKR-sponsored private equity funds;
- Class C partner interests have separate rights and obligations with respect to investments in KKR-sponsored private equity funds; and
- Class D partner interests have separate rights and obligations with respect to investments in KKR-sponsored investment funds that are not KKR-sponsored private equity funds.

The Investment Partnership's General Partner, in its sole discretion, may allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Investment Partnership's General Partner also determines the amount of all distributions, profits and losses relating to each class, as well as corresponding expense allocations to each class.

We, the Managing General Partner, the Investment Partnership and its General Partner, the Managing Investment Partner and the Investment Partnership's subsidiary have entered into a services agreement with KKR pursuant to which KKR has agreed to provide each of us with certain investment, financial advisory, operational and other services. Under the services agreement, KKR is responsible for each of our day-to-day operations and is subject at all times to the supervision of our respective governing bodies, including the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner.

Our Initial Offering and Capital Contribution to the Investment Partnership—On May 10, 2006, in connection with the initial offering of our common units, we issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing General Partner. The issue price for the common units was $25.00 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other offering expenses, of $5,065.0 million.

In addition, 30,000,000 common units were issued pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million, and the unsold common units were returned and cancelled.

Upon completion of the foregoing transactions, we had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees, legal and accounting fees, travel costs and other expenses, were approximately $283.4 million, which were reflected as a capital transaction in our statement of assets and liabilities. The transactions related to our initial offering and related transactions resulted in aggregate net proceeds to us of approximately $4,830.3 million.

In connection with the initial offering, the General Partner of the Investment Partnership made a $10.0 million cash contribution to the Investment Partnership in respect of its general partner interest. To provide the Investment Partnership with additional capital for making investments, we contributed $4,826.6 million of cash to the Investment Partnership, which represented substantially all of the cash contributions that we received in connection with our initial offering and related transactions. In exchange, we received Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership.

Our Business—The demands of making investments with the goal of substantially increasing our value are significant. Our ability to build a strong investment base and generate attractive rates of return on our investments depends largely on our ability to identify quality investment opportunities that have the potential to increase in value and to consummate and dispose of investments at attractive prices.

We are a newly formed limited partnership and are subject to all the risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives. We believe that our future investment performance will depend on the talent and efforts of KKR and its investment professionals, our ability to successfully compete with others for suitable investment opportunities, the availability and cost of capital, our success in making opportunistic investments and the effectiveness of our cash management activities.

At June 30, 2006, the Investment Partnership held investments as follows, with amounts in thousands, except percentages:

Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
Co-investment in a portfolio company of a private equity fund	B	$ 137,321	$ 135,000	2.8 %
Private Equity Fund— KKR European Fund II, Limited Partnership	C	20,587	19,613	0.4 %
		$ 157,908	$ 154,613	3.2 %

Cost exceeded fair value at June 30, 2006, due to the payment of the sellers' carrying costs in excess of the fair value of the investments purchased, net of appreciation in the fair value of an underlying portfolio company.

Subsequent to the initial quarter and through August 16, 2006, the Investment Partnership made additional investments, which totaled $818.7 million, consisting of the following:

- approximately $419.5 million in secondary purchases of limited partner interests in certain KKR-sponsored private equity funds;
- a $200.0 million co-investment in VNU N.V., a global information and media company and a portfolio company of a KKR-sponsored private equity fund;
- capital contributions of approximately $4.6 million to KKR European Fund II, Limited Partnership ("European Fund II"), in respect of its $100 million capital commitment to such fund; and
- an opportunistic investment of approximately $194.6 million in a publicly traded security.

In addition, from June 30, 2006 through August 16, 2006, the Investment Partnership committed to the following:

- co-investments totaling approximately $500.0 million in:
  - HCA, Inc., a leading health care services company that has signed a definitive merger agreement with an investor group that includes KKR;
  - PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe, which KKR has agreed to acquire; and
  - the semiconductors business of Royal Philips Electronics, in which an investor group that includes KKR has agreed to acquire an 80.1% stake.

  As a limited partner of certain KKR-sponsored private equity funds, the Investment Partnership had additional commitments of approximately $140.0 million with respect to these acquisitions; and

- a limited partner interest of approximately $1.9 billion in KKR 2006 Fund L.P. (the "2006 Fund") to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated, if at all.

Investment Income and Unrealized Appreciation or Depreciation of Investments—As described below, under "Application of Critical Accounting Policies - Non-Consolidation of Investment Partnership," because the assets of the Investment Partnership are not consolidated in our financial statements, the only investments that we record as assets are limited partner interests in the Investment Partnership. As a result, our investment income is primarily comprised of our proportionate share of the Investment Partnership's investment income, net of expenses. We may also receive income related to our own cash management activities. Finally, we expect to receive cash distributions that represent return on capital from the Investment Partnership in respect of those limited partner interests in order to assist us in making cash distributions to our unitholders in accordance with our distribution policy and to pay operating expenses as they became due.

We also record income in the form of unrealized appreciation or depreciation of our investments. Any new unrealized appreciation or depreciation in the value of those investments is recorded as an increase or decrease in the unrealized appreciation or depreciation of investments, which impacts the change in net assets resulting from operating activities during the period. This occurs at the end of each quarterly accounting period when the investments are valued. See "Application of Critical Accounting Policies - Valuation of Limited Partner Interests and Investments" below. The value of our investments of limited partner interests in the Investment Partnership relate directly to the underlying value of the Investment Partnership's net asset value.

The assets of the Investment Partnership generate investment income in the form of capital gains, dividends and interest payments. The Investment Partnership records income in the form of realized and unrealized appreciation or depreciation of its investments, as well as from gains and losses on the sale of investments. Any new unrealized appreciation or depreciation in the value of investments is recorded as an increase or decrease in the unrealized appreciation or depreciation of investments at the end of each quarterly accounting period when the investments are valued. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. Because the only investments that we record as assets in our financial statements consist of limited partner interests in the Investment Partnership, which we do not expect to sell, any accounting entries reversing unrealized appreciation or depreciation are expected to be made only by the Investment Partnership.

Operating Expenses—The results of operations of the Investment Partnership are not consolidated in our financial statements; therefore, operating expenses of the Investment Partnership are recognized only to the extent that they affect the fair value of the limited partner interests in the Investment Partnership as described below under "Application of Critical Accounting Policies – Valuation of Limited Partner Interests and Investments." Our operating expenses are limited to the expenses that we directly incur in connection with the operation of our partnership. These expenses consist primarily of our share of the total management fee that is payable under our services agreement, expenses of KKR that are attributable to our operations and reimbursable under our services agreement, the directors' fees that our Managing

General Partner pays to its independent directors, the fees and expenses of our Guernsey administrator, professional fees and other general and administrative costs.

Neither we nor our Managing General Partner employs any of the individuals who carry out the day-to-day management and operations of our partnership. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to us or for our benefit under our services agreement with KKR. None of these individuals, including our Managing General Partner's chief financial officer, are required to be dedicated full-time to our business.

Operating expenses of the Investment Partnership consist primarily of its share of the management fees that are payable under our services agreement, the expenses of KKR that are directly attributable to its operations and reimbursable under our services agreement, any transaction and other costs incurred when making investments and other professional fees and administrative costs.

Application of Critical Accounting Policies—The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. For a description of our significant accounting policies, see Note 2 to the financial statements for KPE and Note 2 to the consolidated financial statements of the Investment Partnership. The following accounting estimates and related policies are considered critical to the preparation of our financial statements due to the judgment and estimation processes involved in their application. The development and selection of these estimates and their related disclosure have been reviewed by the board of directors of our Managing General Partner and the board of directors of the Managing Investment Partner.

Valuation of Limited Partner Interests and Investments—Our Managing General Partner's board of directors is responsible for reviewing and approving valuations of investments that are carried as assets in our financial statements, and the board of directors of the Managing Investment Partner is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying their responsibilities, each board of directors utilizes the services of KKR to estimate the investment values, and the services of an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period and an investment for which market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of individual investments is determined.

Values of Limited Partner Interests in the Investment Partnership—Our limited partner interests in the Investment Partnership do not have a readily available market value and are generally valued using fair value pricing. Such limited partner interests are generally valued at an amount that is equal to the aggregate value of the assets of the Investment Partnership that we would receive if such assets were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to our partnership in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's net asset value as of the valuation date, as adjusted to

reflect the allocation of net assets to the Investment Partnership's General Partner. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that it records and the net changes in the appreciation and depreciation of the investments that it carries as assets in its consolidated financial statements. Such investments are expected to consist of limited partner interests in KKR-sponsored private equity funds, co-investments in portfolio companies of KKR-sponsored private equity funds, opportunistic investments and temporary investments, which are expected to be valued using market prices or fair value pricing as described below.

Values of Limited Partner Interests in KKR-sponsored Private Equity Funds—Limited partner interests in KKR-sponsored private equity funds do not have a readily available market and are generally valued using the following methodology. Each limited partner interest is generally valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments that the holder of the limited partner interest would receive if such investments were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to limited partners in accordance with the documentation governing the fund. The Investment Partnership may be required to value such investments at a premium or discount if other factors lead the Managing Investment Partner to conclude that net asset value does not represent fair value. Each fund's net asset value will increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the appreciation and depreciation of the investments that it carries as assets in its financial statements. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Values of Co-Investments in Portfolio Companies and Other Equity Investments—Depending on the circumstances, co-investments in portfolio companies of KKR-sponsored private equity funds and equity investments that are made in other companies as opportunistic investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When determining fair value, when no market value exists, the value attributed to an investment is generally based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. A market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues, or net asset value) or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, expectations relating to the market's receptivity to an offering of the company's securities, any control associated with interests in the company that are held by KKR and its affiliates, including the Investment Partnership, information with respect to transactions or offers for the portfolio company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Value of Fixed Income Investments—Fixed income investments are made as either opportunistic or temporary investments. When reference is made to the net asset value of opportunistic and temporary investments, such amounts generally exclude related incentive distribution rights. Depending on the circumstances, these investments may be liquid or illiquid. If an investment is liquid, it is generally valued using period-end market prices. If an investment is illiquid, it is valued at fair value as determined in good faith. When fair value pricing is used, the value attributed to a fixed income investment is generally equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Income Recognition—We record investment income as earned. We also record income in the form of unrealized appreciation or depreciation of our investments. Any new unrealized appreciation or depreciation in the value of the limited partner interest of the Investment Partnership is recorded as an increase or decrease in the unrealized appreciation or depreciation of investments. This occurs at the end of each quarterly accounting period when we value our limited partner interests in the Investment Partnership. See "Application of Critical Accounting Policies - Valuation of Limited Partner Interests and Investments" above.

The Investment Partnership records investment income in the form of capital gains, dividends and interest payments from its investments when earned. The Investment Partnership also records income in the form of unrealized appreciation or depreciation of its investments, as well as from realized gains and losses on the sale of investments. Any new unrealized appreciation or depreciation in the value of investments is recorded as an increase or decrease in the unrealized appreciation or depreciation of investments at the end of each quarterly accounting period when the investments are valued. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Taxes and Maintenance of Status as a Partnership for U.S. Federal Tax Purposes—We and the Investment Partnership are not taxable entities in Guernsey and have made protective elections to be treated as partnerships for U.S. federal income tax purposes. The Investment Partnership's subsidiary has made an election to be treated as a disregarded entity for U.S. federal income tax purposes. We, the Investment Partnership and its subsidiary are not taxable entities and incur no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability. Items of income, gain, loss and deduction of the Investment Partnership's subsidiary are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Our investment polices and procedures provide that our investments must be made in a manner that permits us and the Investment Partnership to continue to be treated as partnerships for U.S. federal income tax purposes. To maintain compliance with this requirement, under current U.S. federal income tax laws, 90% or more of our gross income (determined by reference to gross income included in determining our taxable income for U.S. federal income tax purposes) for every taxable year, including any short year resulting from a termination under Section 708 of the Internal Revenue Code, will be

required to consist of "qualifying income" as defined in Section 7704 of the U.S. Internal Revenue Code. Qualifying income generally includes, among other things:

- interest not derived in the conduct of a financial or insurance business or excluded from the term "interest" under section 856(f) of the U.S. Internal Revenue Code, which excludes amounts received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person; and

- dividends and any gain from the disposition of a capital asset held for the production of qualifying interest or dividends.

To assist us in complying with this requirement, our investment policies and procedures provide that:

- we, the Investment Partnership or the subsidiary of the Investment Partnership may not make equity investments in an entity unless such entity is treated as a corporation for U.S. federal income tax purposes, irrespective of whether such an investment is made directly or indirectly through one of KKR's investment funds;

- we, the Investment Partnership and the subsidiary of the Investment Partnership, as the case may be, must have the right to either (i) opt out of any investment that is to be made by one of KKR's investment funds when the investment could cause our partnership, the Investment Partnership or a subsidiary of the Investment Partnership to earn or be allocated income that is not qualifying income or (ii) make the investment through an entity that is treated as a corporation for U.S. federal income tax purposes;

- we, the Investment Partnership and the subsidiary of the Investment Partnership are permitted to invest in one of KKR's investment funds only if the fund agrees to certain procedures with respect to the structuring of investments that will prevent our partnership, the Investment Partnership or the subsidiary of the Investment Partnership from earning or being allocated income that is not qualifying income;

- the management fees payable by us, the Investment Partnership or the subsidiary of the Investment Partnership, as the case may be, with respect to one of KKR's investment funds may not be reduced by any fee payable to KKR or its affiliates, including any portfolio company monitoring fee, transaction fee or break-up fee;

- the management fees that are payable under the services agreement by us, the Investment Partnership and the subsidiary of the Investment Partnership, as the case may be, may not be reduced by fees payable to KKR or its affiliates with respect to a co-investment, including any portfolio company monitoring, transaction or break-up fees;

- in the case of an acquisition of a debt instrument, (i) the indebtedness must be in registered form, (ii) the amount of interest payable may not be determined by reference to the income, profits or revenues of any person; (iii) we and the Investment Partnership are not permitted to originate, participate in the negotiation of or perform any services with respect to any loan, although we may participate, directly or indirectly, in up to five loans per year provided that the loans are made on the same terms as are provided to KKR's investment funds in connection with the funding of a portfolio company acquisition, (iv) we and the Investment Partnership are not permitted to acquire any interest in a revolving credit facility or other debt instruments that may require subsequent advances and (v) we are not permitted to enter into any forward commitment to acquire a debt instrument from another person;

- we, the Investment Partnership and the subsidiary of the Investment Partnership are permitted to enter into other derivative contracts only for the purposes of hedging interest rate risks and foreign currency exchange rate risk relating to our investments;

- we, the Investment Partnership and the subsidiary of the Investment Partnership are not permitted to act as a dealer with respect to any investment or any position in an investment; and

- we, the Investment Partnership and the subsidiary of the Investment Partnership are not permitted to receive any fees, such as monitoring and transaction fees, with respect to the investments that are made with our capital.

Non-Consolidation of Investment Partnership—Because we do not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended by Interpretation No. "FIN" 46R, we do not consolidate the results of operations, assets, or liabilities of the Investment Partnership in our financial statements.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions—In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Accounting Changes and Error Corrections—In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities—The effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC") but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). A final determination regarding whether the provisions of FIN 46R should be applied by investment companies not regulated by the SEC is expected to be made by the FASB following the issuance of a final Statement of Position by the AICPA on the clarification of the scope of the Guide. Given this uncertainty, we have not determined the effect, if any,

that the provisions of FIN 46R will have on our financial statements or the consolidated financial statements of the Investment Partnership.

Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations*. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Other-Than-Temporary Impairment—In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Operating Results of KPE for the Period Ended June 30, 2006

The following table shows the operating results of KPE for the period ended June 30, 2006, with amounts in thousands (unaudited):

Net investment income allocated from KKR PEI Investments, L.P.:	
Investment income	$ 34,904
Expenses	(245)
	34,659
Investment income—interest income	105
Expenses - general and administrative expenses	(480)
Net investment income	34,284
Unrealized depreciation on investments allocated from KKR PEI Investments L.P.—Net change in unrealized depreciation on limited partner interests:	
KKR PEI Investments L.P. – Class B	(2,316)
KKR PEI Investments L.P. – Class C	(972)
Net unrealized loss on investments	(3,288)
Net increase in net assets resulting from operations	$ 30,996

Net Investment Income Allocated from KKR PEI Investments L.P.—The net investment income represents our allocated portion of the Investment Partnership's income and expenses, which included interest income, management fees and general and administrative expenses, during the period ended June 30, 2006. See "Operating Results of the Investment Partnership for the Period Ended June 30, 2006" below.

Investment Income—During the period ended June 30, 2006, investment income was $0.1 million, which represented interest income from cash management activities.

General and Administrative Expenses—During the period ended June 30, 2006, general and administrative expenses were $0.5 million, which included fees for professional services, expenses of our Managing General Partner's board of directors and other administrative costs.

Net Change in Unrealized Depreciation on Limited Partner Interests—During the period ended June 30, 2006, we recorded net unrealized depreciation in our limited partner interests in the Investment Partnership of $3.3 million due to the net underlying decrease in the unrealized value of investments held by the Investment Partnership. See "Operating Results of the Investment Partnership for the Period Ended June 30, 2006" below.

Net Increase in Net Assets Resulting from Operations—During the period ended June 30, 2006, the net increase in net assets resulting from operations was $31.0 million. We received gross proceeds of $5,113.8 million from the initial offering and related transactions. We incurred offering costs of $283.4 million, resulting in net proceeds of approximately $4,830.3 million. The total increase in net assets during the period ended June 30, 2006 was $4,861.3 million.

Operating Results of the Investment Partnership for the Period Ended June 30, 2006

The following table shows the operating results of the Investment Partnership for the period ended June 30, 2006, with amounts in thousands (unaudited):

	General Partner	Limited Partner	Total
Investment income—interest income	$ 72	$ 34,904	$ 34,976
Expenses:			
Management fees	-	121	121
General and administrative expenses	-	124	124
Total expenses	-	245	245
Net investment income	72	34,659	34,731
Unrealized depreciation on investments—net change in unrealized depreciation	(7)	(3,288)	(3,295)
Net increase in net assets resulting from operations	$ 65	$ 31,371	$ 31,436

The Investment Partnership's General Partner was allocated income and expenses related to its $10.0 million capital contribution, which it made to the Investment Partnership in respect of its general partner interest. The Investment Partnership did not make any distribution to its General Partner during the period ended June 30, 2006.

Investment Income—During the period ended June 30, 2006, investment income was $35.0 million, which represented interest income on cash management activities. Interest was earned at an annualized weighted average rate of approximately 5.12% during the period.

Management Fees—Management fees were $0.1 million during the period ended June 30, 2006. See "Commitments and Contingencies - Management Fees" below for a more detailed description of the management fee due under the services agreement.

General and Administrative Expenses—During the period ended June 30, 2006, general and administrative expenses were $0.1 million, which included fees for professional services.

Net Change in Unrealized Depreciation on Investments—At June 20, 3006, our investments were valued, as described above under "Application of Critical Accounting Policies – Valuation of Limited Partner Interests and Investments," which resulted in unrealized depreciation from the payment of the sellers' contractual carrying costs at the time the investments were acquired, net of appreciation in an underlying portfolio company.

Net Increase in Net Assets Resulting from Operations—During the period ended June 30, 2006, the net increase in net assets resulting from operations was $31.4 million. The Investment Partnership received total capital contributions of $4,836.6 million, resulting in a total net increase in net assets during the period ended June 30, 2006 of $4,868.0 million.

Liquidity and Capital Resources

Our Sources of Cash and Liquidity Needs—Our primary use of cash is to make capital contributions to the Investment Partnership for use in investments, to make distributions to our unitholders in accordance with our distribution policy and to pay our operating expenses. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund our working capital requirements.

Our initial source of liquidity consisted of the capital contributions that we received in connection with the initial offering of common units and related transactions. See a description of the initial offering above under "Overview—Our Initial Offering and Capital Contribution to the Investment Partnership." We contributed substantially all of this cash to the Investment Partnership for use in connection with our investments and, as a result, our future liquidity depends primarily on cash distributions made to us by the Investment Partnership, capital contributions that we receive in connection with the issuance of additional common units or other securities and borrowings.

We expect to receive cash distributions from the Investment Partnership from time to time to assist us in making cash distributions to our unitholders in accordance with our distribution policy and to allow us to pay our operating expenses as they become due. We believe that the Investment Partnership will fund its distributions with returns generated by the private equity, opportunistic and temporary investments that it makes. The ability of the Investment Partnership to make cash distributions to us will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Investment Partnership, restrictions on cash distributions that are imposed by applicable law or the charter documents of the Investment Partnership, the timing and amount of cash generated by investments that are made by the Investment Partnership, any contingent liabilities to which the Investment Partnership may be subject, the amount of taxable income generated by the Investment Partnership and other factors that the Managing Investment Partner deems relevant. We did not receive any distributions from the Investment Partnership during the period ended June 30, 2006.

Prior to the completion of the initial offering and related transactions, we entered into an investment agreement with KKR that provided us with an additional source of liquidity. Under the investment agreement, KKR agreed to cause its affiliates to contribute to us, on a quarterly basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made during such quarter pursuant to the carried interest and incentive distribution rights that are applicable to our investments in exchange for newly issued common units. The purchase price for the common units that we will issue pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of our common units as quoted by the primary securities exchange on which our common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period our common units are not listed or admitted to trading on any securities exchange or there have not been any sales of our common units on the primary securities exchange on which our common units are then listed or admitted to trading, the fair value of our common units as determined jointly by KKR and the Managing General Partner (with the special approval of a majority of its independent directors). We may also issue additional common units and other securities to other investors with the objective of increasing our available capital. We generally expect to contribute to the Investment Partnership any cash proceeds that we receive from the issuance of common units or other securities to the extent that such cash is not used to fund distributions to our unitholders or to pay our operating expenses. We expect that such contributions will be used by the Investment Partnership to make investments that meet our investment criteria as set forth in our investment policies and procedures and our limited partnership agreement.

We may enter into a working capital facility with one or more lenders for the purpose of providing us with an additional source of liquidity. If we enter into such a facility, we anticipate that we will draw funds under the credit facility primarily in connection with the funding of short-term liquidity needs. As of June 30, 2006, we had not entered into such a facility.

During the period ended June 30, 2006, our cash flows used in operating activities were $4.8 billion due primarily to the acquisition of limited partner interests in the Investment Partnership.

The Investment Partnership's Sources of Cash and Liquidity Needs—The Investment Partnership uses its cash primarily to fund investments, to make distributions to us, to pay its operating expenses and to fund any distributions to KKR affiliates pursuant to the carried interest that is applicable to co-investments and the incentive distribution rights that are applicable to opportunistic and temporary investments. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund the working capital requirements of the Investment Partnership.

The Investment Partnership used the cash that it received from us in connection with the initial offering and related transactions to fund its initial liquidity needs. See a description of the initial offering above under "Overview—Our Initial Offering and Capital Contribution to the Investment Partnership." Because the Investment Partnership is expected to follow the over-commitment approach described below under "—Commitments and Contingencies—Commitments to Private Equity Funds" when making investments in private equity funds, the amount of capital committed by the Investment Partnership for future private equity investments may ultimately exceed its available cash at a given time. Any available cash that is held by the Investment Partnership is temporarily invested in accordance with our cash management policy, which provides liquidity for funding capital calls that may be made by the private equity funds in which it has made commitments.

The Investment Partnership receives cash from time to time from the investments that it makes. This cash is in the form of capital gains and dividends on equity investments, payments of interest and principal on fixed income investments and cash consideration received in connection with the disposal of investments. Temporary investments made in connection with our cash management activities provide a more regular source of cash than less liquid private equity and opportunistic investments, but generate returns that are generally lower than returns generated by private equity and opportunistic investments. Other than amounts that are used to pay expenses or that are distributed to us, any returns generated by investments made by the Investment Partnership are reinvested in accordance with our investment policies and procedures.

We intend to make further capital contributions to the Investment Partnership from time to time in the future with the objective of increasing the amount of investments that are made on our behalf. We believe that our further capital contributions will consist primarily of the capital contributions that we receive from investors in connection with future issuances of common units, including common units issued to affiliates of KKR pursuant to our investment agreement. We may also contribute to the Investment Partnership additional limited partner interests in KKR's private equity funds that we acquire in secondary market transactions in exchange for our common units or other partnership securities. While those limited partner interests will not provide an immediate source of liquidity, they may generate cash returns that can be used to fund future liquidity needs.

We expect that the Investment Partnership may enter into one or more credit facilities and other financial instruments from time to time with the objective of increasing the amount of cash that it has available for working capital or for making opportunistic investments or temporary investments. We believe that these debt financing arrangements will initially consist of a working capital facility that may be used to fund short-term liquidity needs, warehousing credit facilities under which specific investments will be pledged

as collateral to a warehouse lender and repurchase agreements pursuant to which particular investments will be sold to counterparties with an agreement to repurchase the investments at a price equal to the sale price plus an interest factor. The Investment Partnership may also use match-funded, non-recourse debt in the form of securitization transactions, collateralized debt obligations or one or more extendible asset-backed commercial paper programs in order to leverage investments. Depending on the circumstances, other forms of indebtedness may also be used. At June 30, 2006, the Investment Partnership had not entered into any debt financing arrangements.

During the period ended June 30, 2006, cash flows used in operating activities of the Investment Partnership were $132.8 million due primarily to the purchase of a co-investment in a portfolio company of a private equity fund and the purchase of an investment in a private equity fund.

Commitments and Contingencies

Private Equity Commitments—Upon the completion of the initial offering and related transactions, the Investment Partnership acquired a limited partner interest in the European Fund II from an affiliate of KKR representing a $100.0 million capital commitment to the fund, of which approximately $19.2 million has been drawn and invested in the fund's portfolio companies. Subsequent to the initial quarter and through August 16, 2006, the Investment Partnership completed approximately $419.5 million in secondary purchases of limited partner interests in certain KKR-sponsored private equity funds and submitted subscription documents for a limited partner interest of approximately $1.9 billion in the 2006 Fund. The Investment Partnership may make further acquisitions of limited partner interests in KKR-sponsored private equity funds from time to time in the future. These investments will require the Investment Partnership to contribute capital to KKR-sponsored private equity funds following the expiration of a relatively short notice period.

In addition, the Investment Partnership has committed to making an aggregate of approximately $500 million in co-investments in HCA, Inc., PagesJaunes and the semiconductors business of Royal Philips Electronics. As a limited partner of certain KKR-sponsored private equity funds, the Investment Partnership has additional commitments of approximately $140.0 million with respect to these acquisitions. Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated, if at all.

As is common with investments in private equity funds, we expect that the Investment Partnership will generally follow an over-commitment approach when making investments in KKR-sponsored private equity funds in order to maximize the amount of our capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Investment Partnership to private equity funds at a given time may exceed the aggregate amount of cash that the Investment Partnership has available for immediate investment. Because the general partners of KKR-sponsored private equity funds are permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Investment Partnership is required to time investments and manage available cash in a manner that allows them to fund its capital commitments as and when capital calls are made. As the service provider under our services agreement, KKR is primarily responsible for carrying out these activities for the Investment Partnership. KKR will take into account expected cash flows to and from investments, including cash flows to and from its private equity funds, when planning investment and cash management activities with the objective of seeking to ensure that the Investment Partnership is able to honor its commitments to funds as and when they become due. At June 30, 2006, the Investment Partnership was not over-committed.

Debt Obligations—We expect to incur indebtedness to fund our liquidity needs and expect that the Investment Partnership will incur indebtedness to fund its liquidity needs, to leverage opportunistic investments and potentially to leverage certain temporary investments. The entry into debt financing arrangements will subject us and the Investment Partnership to contractual obligations relating to the periodic payment of interest, the repayment of borrowed principal and, if repurchase agreements are used, obligations to repurchase investments at a specified price plus an interest factor. At June 30, 2006, we and the Investment Partnership were not parties to any debt financing arrangements.

Management Fees—Under our services agreement, we and the other service recipients jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined for any quarterly period as the sum of the net proceeds in cash or otherwise from each issuance of limited partner interests in our partnership, after deducting any underwriting discounts and commissions and other expenses and costs relating to the issuance, plus our cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that we paid for any repurchase of limited partner interests in our partnership.

The foregoing calculation of our "equity" was adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP and (ii) any non-cash items jointly agreed to by the Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of our operations, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of our operations when the definition of our equity will not take into account temporary investments, our equity for the purposes of the management fee will be approximately equal to our net asset value, which reflects the unrealized value of investments.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum (i) of any cash that we and the other services recipients, as limited partners of KKR-sponsored investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that we contribute to KKR-sponsored investment funds for such purposes), regardless of whether such management fees are received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that we may pay third parties in the future in connection with our investments and (iii) subject to certain limitations, until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placements fees and other expenses relating to the initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interest in the investments in KKR-sponsored private equity funds. To the extent that the amount of the management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR is required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

The management fee payable under our services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with our investments, including any transaction or monitoring fees that are paid by a portfolio company in which we make a co-investment or that are paid with respect to any opportunistic investments.

The Investment Partnership is required to fund a portion of the management fee that KKR, in its capacity as a fund investment manager, receives under its investment management agreements with the private equity funds in which they invest. Depending on whether a fund has made an initial investment, the Investment Partnership is required either to pay such fees directly or to contribute capital to the fund for the purposes of funding such fees. The amounts funded by the Investment Partnership, regardless of whether KKR receives such amounts in the form of a management fee or otherwise, will be credited in current or future periods against the separate management fee that is payable under our services agreement with KKR. Subject to certain limitations, the management fee that is payable under our services agreement will be further reduced.

Carried Interest and Incentive Distributions—Except as described below, each investment that is made by the Investment Partnership or a subsidiary of the Investment Partnership is subject either to one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The Investment Partnership's General Partner is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the carried interest.

- The Investment Partnership's General Partner is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of our opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of our initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Investment Partnership's General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- In addition, to the extent the Investment Partnership or its subsidiary acquires a limited partner interest in a KKR-sponsored investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Investment Partnership's General Partner may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Investment Partnership's General Partner may be reduced to the extent that the Investment Partnership or its

subsidiary acquires a limited partner interest in a KKR-sponsored investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses incurred in connection with our initial offering and related transactions, the Investment Partnership's General Partner will forego its incentive amounts in opportunistic and temporary investments and its carried interest in co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on the amount of carried interest distributions made to the general partners of its private equity funds in respect of the Investment Partnership's fund investments.

Legal Proceedings—As with any business, we may become subject to claims and litigation arising in the ordinary course of business. We do not believe that we or the Investment Partnership have any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on our financial position, operating results or cash flows.

Forward-Looking Statements and Risk Factors—This report contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could", "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of those terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Factors and events that could cause our business, financial condition, liquidity and results of operations to vary materially include, among others, the following:

- although we expect the Investment Partnership to selectively acquire limited partner interests in one or more of KKR's existing private equity funds over time, we cannot predict the extent to which limited partners of those funds will be willing to sell their limited partner interests on acceptable terms or at all;

- KKR or the Managing General Partner could undergo a change of control, which could result in a change in our investment objectives and cause us material harm, or KKR could decide not to raise new private equity funds, which would have a material adverse effect on our prospects;

- our high dependence on KKR and KKR's affiliates, who will exercise significant influence over our business and affairs and who will be responsible, pursuant to our services agreement, for implementing our investment strategy;

- our organizational, ownership and investment structure may create significant conflicts of interest that may be resolved in a manner that is not always in the best interests of our partnership or the best interests of our unitholders;

- our investments may be aggressive, speculative, concentrated in a limited number of companies or funds and subject to a higher amount of risk and volatility than alternative investment options;

- our lack of a separate operating history, differences between our investment objectives and the investment objectives of KKR-sponsored private equity funds and KKR's private equity track record not being indicative of its or our future performance;

- the rate at which we deploy our capital in private equity investments, and in particular, co-investments and opportunistic investments, and achieve expected rates of return;

- KKR's lack of direct experience in making opportunistic investments similar to those that we intend to make;

- KKR's ability to execute our investment strategy, including through the identification of a sufficient number of appropriate investments;

- unrealized values of investments presented herein being materially higher than the values ultimately realized upon a disposal of the investments;

- the continuation of KKR as our service provider and the continued affiliation with KKR of its key investment professionals;

- our financial condition and liquidity and the financial condition and liquidity of the Investment Partnership, including our and its ability to access or obtain new sources of financing at attractive rates in order to leverage opportunistic investments in accordance with our investment strategy;

- changes in the values or returns of investments that we make;

- changes in financial markets, interest rates or industry, general economic or political conditions; and

- the general volatility of the capital markets and the market price of our common units.

The foregoing is not a comprehensive list of the risks and uncertainties to which we are subject. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors.

Exposure to Market Risks—We are exposed to a number of market risks due to the types of investments that we make and the manner in which we and the Investment Partnership raise capital. We believe that our exposure to market risks will relate primarily to changes in the values of publicly traded securities that are held for investment, movements in prevailing interest rates and changes in foreign currency exchange rates. We may seek to mitigate such market risks through the use of hedging arrangements and derivative instruments, which could subject us to additional market risks. KKR, as the service provider under our services agreement, is responsible for monitoring all market risks and for carrying out risk management activities relating to our investments. Our investment policies and procedures prohibit KKR from entering into hedging or derivative transactions for speculative purposes.

Securities Market Risks—Our opportunistic and temporary investments include investments in publicly traded securities. The Investment Partnership and the private equity funds in which it invests may also make investments in portfolio companies whose securities are offered to the public in connection with the process of exiting an investment. The market prices and values of publicly traded securities of companies may be volatile and are likely to fluctuate due to a number of factors beyond our control. These factors include actual or anticipated fluctuations in the quarterly and annual results of such companies or of other

companies in the industries in which they operate, market perceptions concerning the availability of additional securities for sale, general economic, social or political developments, industry conditions, changes in government regulation, shortfalls in operating results from levels forecast by securities analysts, the general state of the securities markets and other material events, such as significant management changes, refinancings, acquisitions and dispositions. The Investment Partnership is required to value investments in publicly traded securities based on current market prices at the end of each accounting period, which may lead to significant changes in the net asset values and operating results that it reports from quarter to quarter.

Interest Rate Risks—We may to incur indebtedness to fund our liquidity needs and the Investment Partnership may incur indebtedness to fund its liquidity needs, to leverage opportunistic investments and potentially to leverage certain temporary investments. The Investment Partnership may also make fixed income investments that are sensitive to changes in interest rates. As a result, we are exposed to risks associated with movements in prevailing interest rates. An increase in interest rates may make it more difficult or expensive for us or for the Investment Partnership to obtain debt financing, may negatively impact the values of fixed income investments and may decrease the returns that our investments generate.

We are subject to additional risks associated with changes in prevailing interest rates due to the fact that our capital is invested in portfolio companies whose capital structures have a significant degree of indebtedness. Investments in highly leveraged companies are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would be the case if money had not been borrowed. As a result, the risk of loss associated with an investment in a leveraged company is generally greater than for companies with comparatively less debt.

Foreign Currency Risks—Our functional currency and the functional currency of the Investment Partnership is the U.S. dollar and, as a result, the investments that are carried as assets in our financial statements and the investments that are carried as assets in the Investment Partnership's consolidated financial statements are stated in U.S. dollars. When valuing investments that are denominated in currencies other than the U.S. dollar, we and the Investment Partnership are required to convert the values of such investments into U.S. dollars based on prevailing exchange rates as of the end of the applicable accounting period. As a result, changes in exchange rates between the U.S. dollar and other currencies could lead to significant changes in the net asset values that we and the Investment Partnership report from quarter to quarter. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Hedging Arrangements and Risk Management—When managing our exposure to market risks, KKR may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates and currency exchange rates. The scope of risk management activities undertaken by KKR will vary based on the level and volatility of interest rates, prevailing foreign currency exchange rates, the type of investments that are made and other changing market conditions. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. However, such activities can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of the position. Such transactions may also limit the opportunity for gain if the value of a position increases. Moreover, it may not be possible to limit the exposure to a

market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price.

The success of any hedging or other derivative transactions that KKR enters into generally depends on KKR's ability to correctly predict market changes. As a result, while KKR may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. Moreover, for a variety of reasons, KKR may not seek or be successful in establishing a perfect correlation between the instruments used in hedging or other derivative transactions and the position being hedged. An imperfect correlation could prevent KKR from achieving the intended result and create new risks of loss. In addition, it may not be possible to fully or perfectly limit our exposure against all changes in the values of our investments, because the values of our investments are likely to fluctuate as a result of a number of factors, some of which will be beyond our control.

UNAUDITED FINANCIAL STATEMENTS OF KKR PRIVATE EQUITY INVESTORS, L.P.

INDEX TO FINANCIAL STATEMENTS

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
AS OF JUNE 30, 2006
(Amounts in thousands, except unit and per unit amounts)

ASSETS:	
Investments in limited partner interests:	
KKR PEI Investments, L.P. – Class A, at fair value (cost of $4,668,986)	$ 4,703,645
KKR PEI Investments, L.P. – Class B, at fair value (cost of $137,037)	134,721
KKR PEI Investments, L.P. – Class C, at fair value (cost of $20,545)	19,573
KKR PEI Investments, L.P. – Class D, at fair value (cost of $0)	-
	4,857,939
Cash and cash equivalents	7,669
Interest receivable	32
Prepaid expenses	267
Total assets	4,865,907
LIABILITIES—Accounts payable and accrued liabilities	4,573
NET ASSETS	$ 4,861,334
NET ASSETS CONSIST OF:	
Partners' capital contributions (204,550,001 common units outstanding)	$ 5,113,750
Offering costs	(283,412)
Net increase in net assets resulting from operations	30,996
	$ 4,861,334
Net asset value per common unit	$ 23.77
Market price at June 30, 2006	$ 21.90

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:	
Interest income	$ 34,904
Expenses	(245)
	34,659
INVESTMENT INCOME—Interest income	105
EXPENSES—General and administrative expenses	(480)
NET INVESTMENT INCOME	34,284
UNREALIZED DEPRECIATION ON INVESTMENTS ALLOCATED FROM KKR PEI INVESTMENTS, L.P.—	
Net change in unrealized depreciation on limited partner interests:	
KKR PEI Investments, L.P. – Class B	(2,316)
KKR PEI Investments, L.P. – Class C	(972)
Net unrealized loss on investments	(3,288)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 30,996

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands, except unit amounts)

INCREASE IN NET ASSETS FROM OPERATIONS:	
Net investment income	$ 34,284
Net change in unrealized depreciation	(3,288)
Net increase in net assets resulting from operations	30,996
NET INCREASE FROM CAPITAL TRANSACTIONS:	
Partners' capital contributions (sold 204,550,001 common units)	5,113,750
Offering costs	(283,412)
Net increase from capital transactions	4,830,338
INCREASE IN NET ASSETS	4,861,334
NET ASSETS—Beginning of period	-
NET ASSETS—End of period	$ 4,861,334

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 30,996
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:	
Net investment income allocated from KKR PEI Investments, L.P.	(34,659)
Net change in unrealized depreciation on limited partner interests	3,288
Changes in operating assets and liabilities:	
Purchase of limited partner interests	(4,826,568)
Increase in interest receivable	(32)
Increase in prepaid expenses	(267)
Increase in accounts payable and accrued liabilities	4,573
Net cash flows used in operating activities	(4,822,669)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partners' capital contributions	5,113,750
Offering costs	(283,412)
Net cash flows provided by financing activities	4,830,338
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,669
CASH AND CASH EQUIVALENTS—Beginning of period	-
CASH AND CASH EQUIVALENTS—End of period	$ 7,669

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
AS OF JUNE 30, 2006, AND FOR THE PERIOD FROM APRIL 18, 2006
(DATE OF FORMATION) TO JUNE 30, 2006**

1. BUSINESS

KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that is comprised of (i) KKR Guernsey GP Limited, which holds 100% of the general partner interests in KPE (the "Managing General Partner"), and (ii) the holders of limited partner interests in KPE. KPE's outstanding limited partner interests consist of one common unit that is held by the Managing General Partner, as a limited partner, and 204,550,000 common units that are held by other limited partners. The common units are non-voting and have been listed on Euronext Amsterdam N.V.'s Eurolist by Euronext ("Euronext Amsterdam") under the symbol "KPE."

The Managing General Partner is a Guernsey limited company that is owned by individuals who are affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Managing General Partner is responsible for managing the business and affairs of KPE. KPE's business consists of making investments in KKR-sponsored private equity funds, making direct co-investments in portfolio companies of KKR-sponsored private equity funds, pursuing opportunistic investments identified by KKR and making temporary investments in connection with cash management activities. KPE generally makes all of these investments through KKR PEI Investments, L.P. (the "Investment Partnership"), of which it is the sole limited partner, and the subsidiary of the Investment Partnership.

The Investment Partnership is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P., which holds 100% of the general partner interests in the Investment Partnership, which represented a 0.2% interest at June 30, 2006 and (ii) KPE, which holds 100% of the limited partner interests in the Investment Partnership, which represented a 99.8% interest at June 30, 2006. As the Investment Partnership's sole general partner, KKR PEI Associates, L.P. (the "Investment Partnership's General Partner") is responsible for managing the business and affairs of the Investment Partnership. Because KKR PEI Associates, L.P. is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investment Partner"), a Guernsey limited company that is owned by individuals who are affiliated with KKR, effectively is responsible for managing the Investment Partnership's business and affairs.

The Investment Partnership's limited partnership agreement provides that the investments it makes must comply with the investment policies and procedures that are established from time to time by the Managing General Partner's board of directors on behalf of KPE. KPE's investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR-sponsored private equity investments and no more than 25% of its adjusted assets in opportunistic investments identified by KKR. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. For the purposes of this requirement, all investments other than opportunistic investments are treated as KKR-sponsored private equity investments.

KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner, the Managing Investment Partner and the subsidiary of the Investment Partnership

have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner.

In connection with the formation of KPE and the initial offering of its common units, certain of KKR's investment professionals and senior advisors contributed $75.0 million in cash to KPE and the Investment Partnership, of which $65.0 million was contributed to KPE in exchange for common units and $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership by the Investment Partnership's General Partner. In addition, under an investment agreement that KPE entered into with KKR in connection with the initial offering, KKR has agreed to cause its affiliates to acquire additional common units from KPE on a quarterly basis in an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to KKR and its affiliates pursuant to the carried interests and incentive distribution rights that are applicable to investments that are made through the Investment Partnership and its subsidiary. Common units issued to KKR's affiliates in connection with the initial offering or pursuant to the investment agreement are subject to a general prohibition on transfers for a period of three years from the date of issuance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of KPE were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. dollars. KKR, on KPE's behalf, submitted a request letter and received temporary approval from the Netherlands Authority for the Financial Markets exempting KPE from preparing its financial statements in conformity with Dutch GAAP or International Financial Reporting Standards ("IFRS") until the Netherlands Minister of Finance decides otherwise or specific legislation and regulations in respect of the equivalence of U.S. GAAP and IFRS are established at a European level.

Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended by Interpretation No. ("FIN") 46R, KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements. See Note 2. "Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements—Consolidation of Variable Interest Entities". The consolidated financial statements of the Investment Partnership, including a schedule of its investments, are included elsewhere with this report and should be read in conjunction with KPE's financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of KPE's limited partner interests in the Investment Partnership and the underlying valuation of the Investment Partnership's investments involve estimates and are subject to the judgment of the Managing General Partner and the Managing Investment Partner, respectively.

Income is recognized when earned and expenses when incurred.

KPE utilizes an annual reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of the results for a full fiscal year. The financial results presented herein include activity during the period from the formation of KPE on April 18, 2006 through June 30, 2006. The operations of KPE effectively commenced on May 10, 2006, upon receipt of the net proceeds from the initial offering. See Note 5, "Initial Offering".

Valuation of Limited Partner Interests—KPE records its investment in the Investment Partnership at fair value. Valuation of securities held by the Investment Partnership is further discussed in the notes to the Investment Partnership's consolidated financial statements, which are included elsewhere with this report.

An investment for which a market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period as determined in good faith. KPE's investments in limited partner interests in the Investment Partnership do not have a readily available market and are valued by the Managing General Partner and are recorded at the determined fair value. Such limited partner interests are generally valued at an amount that is equal to the aggregate unrealized value of the consolidated assets of the Investment Partnership that KPE would receive if such assets were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to KPE in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's consolidated net asset value as of the valuation date, as adjusted to reflect the allocation of consolidated net assets to the Investment Partnership's General Partner. The Investment Partnership's consolidated net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that it records and the net changes in the appreciation and depreciation of the investments that it carries as assets in its consolidated financial statements.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Prepaid Expenses—At June 30, 2006, prepaid expenses were comprised of insurance payments, which will be amortized on a straight-line basis over the related policy period.

Net Investment Income—KPE records its proportionate share of the Investment Partnership's investment income, expenses and realized and unrealized gains and losses on investments. In addition, KPE records its own investment income, which was primarily comprised of interest income related to cash management activities during the period ended June 30, 2006.

General and Administrative Expenses—Because the results of operations of the Investment Partnership and its subsidiary are not consolidated in KPE's financial statements, the general and administrative expenses are limited to the expenses that KPE directly incurs. These expenses consist primarily of KPE's share, if applicable, of the total management fees that are payable under the services agreement, expenses of KKR that are attributable to KPE's operations and reimbursable

under the services agreement, the directors' fees that the Managing General Partner pays to its independent directors, professional fees and other administrative costs.

Neither KPE nor its Managing General Partner employs any of the individuals who carry out the day-to-day management and operations of KPE. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to KPE or for its benefit under the services agreement with KKR. None of these individuals, including the Managing General Partner's chief financial officer, are required to be dedicated full-time to KPE's business.

Taxes—KPE is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes. As a partnership, KPE is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of KPE in computing its U.S. federal income tax liability.

Distribution Policy—The Managing General Partner has adopted a distribution policy for KPE whereby KPE intends to make cash distributions (which will be payable to all unitholders) on a quarterly basis in an amount in U.S. dollars that is generally expected to be sufficient to permit U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on KPE. For any particular unitholder, such distributions may not be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. Under KPE's limited partnership agreement, distributions to the unitholders will be made only as determined by the Managing General Partner in its sole discretion. No distributions to unitholders were made during the period ended June 30, 2006.

Guarantees—In November 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees,* which elaborates on the disclosures to be made in interim and annual financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN 45, at the inception of guarantees issued, KPE will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. KPE did not have any such guarantees in place at June 30, 2006.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions—In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the financial statements of KPE.

Accounting Changes and Error Corrections—In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities—The effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC"), but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). A final determination regarding whether the provisions of FIN 46R should be applied by investment companies not regulated by the SEC is expected to be made by the FASB following the issuance of a final Statement of Position by the AICPA on the clarification of the scope of the Guide. Given this uncertainty, KPE has not determined the effect, if any, that the provisions of FIN 46R will have on its financial statements.

Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the financial statements of KPE.

Other-Than-Temporary-Impairment—In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the financial statements of KPE.

3. INVESTMENTS IN LIMITED PARTNER INTERESTS OF THE INVESTMENT PARTNERSHIP

At June 30, 2006, KPE's limited partner interests in the Investment Partnership consisted of Class A, Class B, Class C and Class D interests. The Class A limited partner interest relates to the opportunistic and temporary investments held by the Investment Partnership and its subsidiary. The Class B limited partner interest relates to co-investments made by the Investment Partnership and its subsidiary in portfolio companies of KKR-sponsored private equity funds. The Class C interest relates to investments made by the Investment Partnership and its subsidiary in private equity funds that are sponsored by KKR. In the future the Investment Partnership and its subsidiary may make investments in other KKR-sponsored investment funds that are not KKR-sponsored private equity funds, which would be classified as Class D limited partner interests.

At June 30, 2006, the investments in limited partner interests of the Investment Partnership were as follows, with amounts in thousands:

	Interests				
	Class A	Class B	Class C	Class D	Total
Beginning balance at May 10, 2006 (date of commencement)	$ -	$ -	$ -	$ -	$ -
Capital contributions	4,826,568	-	-	-	4,826,568
Transfers between classes for purchases of investments	(157,582)	137,037	20,545	-	-
Net investment income (loss)	34,659	-	-	-	34,659
Net change in unrealized depreciation	-	(2,316)	(972)	-	(3,288)
Ending balance at June 30, 2006	$ 4,703,645	$ 134,721	$ 19,573	$ -	$ 4,857,939

Although investments made with KPE's capital by the Investment Partnership and its subsidiary do not appear as investments in KPE's financial statements, KPE is the primary beneficiary of such investments and bears substantially all of the risk of loss.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At June 30, 2006, accounts payable and accrued liabilities were comprised of payments owed to vendors for services provided to KPE in relation to the initial offering and related transactions and in the normal course of business, such as professional fees.

5. INITIAL OFFERING

On May 10, 2006, in connection with the initial offering of the common units, KPE issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing General Partner. The issue price for the common units was $25.00 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other offering expenses, of $5,065.0 million.

In addition, 30,000,000 common units were issued to the Managing General Partner pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million, and the unsold common units were returned and cancelled.

Upon completion of the foregoing transactions, KPE had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees, legal and accounting fees, travel costs and other expenses, were approximately $283.4 million, which were reflected as a capital transaction in our statement of assets and liabilities. The transactions related to the initial offering and related transactions resulted in aggregate net proceeds to KPE of approximately $4,830.3 million.

KPE has established a restricted deposit facility for a portion of its common units pursuant to which common units are deposited with a depositary bank in exchange for restricted deposit units that are evidenced by restricted depositary receipts, subject to compliance with applicable ownership and transfer restrictions. The restricted depositary units ("RDUs") have not been listed on any securities exchange.

6. RELATIONSHIP WITH KKR AND RELATED-PARTY TRANSACTIONS

Subject to the supervision of the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner, KKR is responsible for selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting the investments, as well as the investments of the Investment Partnership and its subsidiary, and for managing the uninvested capital of KPE. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its private equity funds. As the service provider, KKR's involvement in the investments of KPE and the Investment Partnership and its subsidiary relate primarily to the investments of the Investment Partnerships and its subsidiary in KKR-sponsored private equity funds, direct co-investments in portfolio companies of KKR-sponsored private equity funds, opportunistic investments and cash management activities.

Services Agreement and Management Fee— KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner, the Managing Investment Partner and the subsidiary of the Investment Partnership have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner.

Under the services agreement, KPE and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) KPE's equity up to and including $3 billion multiplied by 1.25% plus (ii) KPE's equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined for any quarterly period as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any underwriting discounts and commissions and other expenses and costs relating to the issuance, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE pays for any repurchase of KPE's limited partner interests.

The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year

period following the commencement of KPE's operations, for the purposes of the management fee calculation, equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that KPE and the other service recipients, as limited partners of KKR-sponsored investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that KPE contributes to KKR-sponsored investment funds for such purposes), regardless of whether such management fees are received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that KPE may pay third parties in the future in connection with the service recipients' investments and (iii) subject to certain limitations, until such time as the profits on investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and other expenses relating to the initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interests in the investments in KKR-sponsored private equity funds. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

During the period ended June 30, 2006, the Investment Partnership and its subsidiary recorded management fees of $0.3 million in accordance with the services agreement and deferred an additional $0.1 million due in relation to an investment in a private equity fund.

The services agreement contains certain provisions requiring KPE to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. The Managing General Partner has evaluated the impact of these guarantees on the financial statements and determined that they are immaterial.

Carried Interests and Incentive Distributions— Except as described below, each investment that is made by the Investment Partnership or its subsidiary is subject to either one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The Investment Partnership's General Partner is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the carried interest.

- The Investment Partnership's General Partner is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of KPE's initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Investment Partnership's General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- In addition, to the extent the Investment Partnership or its subsidiary acquires a limited partner interest in a KKR-sponsored investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Investment Partnership's General Partner may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Investment Partnership's General Partner may be reduced to the extent that the Investment Partnership or its subsidiary acquires a limited partner interest in a KKR-sponsored investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses incurred in connection with the initial offering and related transactions, the Investment Partnership's General Partner will forego its incentive amounts in the opportunistic and temporary investments and its carried interest in the co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on the amount of carried interest distributions made to the general partners of its private equity funds in respect of the fund investments of the Investment Partnership and its subsidiary.

Investment Agreement—In connection with the initial offering, KPE entered into an investment agreement with KKR pursuant to which KKR agreed to cause its affiliates to enter into subscription agreements pursuant to which they will agree to contribute to KPE on a quarterly basis an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to them in respect of the carried interests and incentive distribution rights that are described above in exchange for newly issued common units. The amount of distributions that KKR's affiliates will be required to contribute to KPE will equal the sum of:

- Except as described below, 25% of each carried interest cash distribution that is made by a KKR-sponsored investment fund to the fund's general partner in connection with a portfolio company investment multiplied by a fraction, the numerator of which is the notional amount of capital contributed to the fund by the Investment Partnership and its subsidiary (or any person from whom the Investment Partnership or its subsidiary acquired its limited partner interest) in connection with the investment and the denominator of which is the aggregate capital contributed to the fund by all limited partners in connection with the investment;

- 25% of each carried interest cash distribution that is made to the Investment Partnership's General Partner in respect of a co-investment that is made by the Investment Partnership or its subsidiary; and

- 25% of each incentive cash distribution that is made to the Investment Partnership's General Partner in respect of opportunistic and temporary investments that are made by the Investment Partnership and its subsidiary.

In the case of a carried interest cash distribution that is made to the general partner of a KKR-sponsored investment fund in connection with a portfolio company investment, where the Investment Partnership or its subsidiary has acquired a limited partner interest from another person, KKR's investment obligation applies only to such portion of the cash distribution that relates to the appreciation in the value of the portfolio company occurring after the date on which the limited partner interest was acquired by the Investment Partnership or its subsidiary.

Under the investment agreement, affiliates of KKR are required to make such contributions on the last business day of the month immediately following the end of quarter in respect of which the distributions were made. The purchase price for the common units that will be issued pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of KPE's common units as quoted by the primary securities exchange on which the common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period KPE's common units are not listed or admitted to trading on any securities exchange or there have not been any sales of the common units on the primary securities exchange on which the common units are then listed or admitted to trading, the fair value of the common units as determined jointly by KKR and the Managing General Partner with the special approval of a majority of the Managing General Partner's independent directors.

Under the investment agreement, KKR agreed to cause each affiliate of KKR who receives common units or RDUs pursuant to the investment agreement to enter into a three-year lock-up agreement with respect to the common units acquired. The lock-up restrictions may be amended or waived by the Managing General Partner.

The investment agreement will terminate automatically, without notice and without liability to KPE, the Managing General Partner or KKR, upon the termination of the services agreement. Prior to the termination of the services agreement, the investment agreement will be able to be terminated only by an agreement in writing signed by the Managing General Partner and KKR.

KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner, the Managing Investment Partner and the subsidiary of the Investment Partnership, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

7. FINANCIAL HIGHLIGHTS

Financial highlights for KPE for the period ended June 30, 2006, were as follows, with amounts in thousands, except per unit and percentage amounts:

Per unit operating performance:	
Net asset value at the beginning of the period	$ -
Income from investment operations:	
Net investment income	0.17
Net unrealized depreciation on investment transactions	(0.02)
Total from investment operations	0.15
Capital contributions	25.00
Offering costs	(1.38)
Net asset value at the end of the period	$ 23.77
Total return (annualized)	4.5%
Percentages and supplemental data:	
Net assets at the end of the period	$ 4,861,334
Ratios to average net assets:	
Expenses (annualized)	0.1%
Net investment income (annualized)	5.0%

These financial highlights have been calculated using a methodology required by U.S. GAAP. The total return and ratios to average net assets have been presented on an annualized basis and were calculated on an average basis.

8. CONTINGENCIES

As with any business, KPE may become subject to claims and litigation arising in the ordinary course of business. The Managing General Partner does not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on the financial position, operating results or cash flows of KPE.

9. SUBSEQUENT EVENT

Subsequent to the initial quarter and through August 16, 2006, the Investment Partnership and its subsidiary made additional investments, which totaled $818.7 million, consisting of the following:

- approximately $419.5 million in secondary purchases of limited partner interests in certain KKR-sponsored private equity funds;
- a $200.0 million co-investment in VNU N.V., a global information and media company and a portfolio company of a KKR-sponsored private equity fund;
- capital contributions of approximately $4.6 million to KKR European Fund II, Limited Partnership, in respect of a $100 million capital commitment to such fund; and

- an opportunistic investment of approximately $194.6 million in a publicly traded security.

In addition, from June 30, 2006 through August 16, 2006, the Investment Partnership and its subsidiary committed to the following:

- co-investments totaling approximately $500.0 million in:

  - HCA, Inc., a leading health care services company that has signed a definitive merger agreement with an investor group that includes KKR;

  - PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe, which KKR has agreed to acquire; and

  - the semiconductors business of Royal Philips Electronics, in which an investor group that includes KKR has agreed to acquire an 80.1% stake.

  As limited partners of certain KKR-sponsored private equity funds, the Investment Partnership and its subsidiary had additional commitments of approximately $140.0 million with respect to these acquisitions; and

- a limited partner interest of approximately $1.9 billion in KKR 2006 Fund L.P. (the "2006 Fund") to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated, if at all.

* * * * * *

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

INDEX TO FINANCIAL STATEMENTS

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
AS OF JUNE 30, 2006
(Amounts in thousands)

ASSETS:	
Investments:	
Co-investment in a portfolio company of a private equity fund—Class B, at fair value (cost of $137,321)	$ 135,000
Private equity fund—Class C, at fair value (cost of $20,587)	19,613
	154,613
Cash and cash equivalents	4,703,795
Interest receivable	9,994
Deferred management fees	80
Total assets	4,868,482
LIABILITIES:	
Due to affiliate	354
Accrued liabilities	124
Total liabilities	478
NET ASSETS	$ 4,868,004
NET ASSETS CONSIST OF:	
Partners' capital contributions	$ 4,836,568
Net increase in net assets resulting from operations	31,436
	$ 4,868,004

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)
AS OF JUNE 30, 2006
(Amounts in thousands, except percentage amounts)

Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
Co-investment in a portfolio company of a private equity fund	B	$ 137,321	$ 135,000	2.8 %
Private equity fund— KKR European Fund II, Limited Partnership	C	20,587	19,613	0.4
		$ 157,908	$ 154,613	3.2 %

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

INVESTMENT INCOME—Interest income	$ 34,976
EXPENSES:	
Management fees	121
General and administrative expenses	124
Total expenses	245
NET INVESTMENT INCOME	34,731
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS—	
Net change in unrealized depreciation	(3,295)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 31,436

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

	General Partner	Limited Partner	Total
INCREASE IN NET ASSETS FROM OPERATIONS:			
Net investment income	$ 72	$ 34,659	$ 34,731
Net change in unrealized depreciation	(7)	(3,288)	(3,295)
Net increase in net assets resulting from operations	65	31,371	31,436
Partners' capital contributions	10,000	4,826,568	4,836,568
INCREASE IN NET ASSETS	10,065	4,857,939	4,868,004
NET ASSETS—Beginning of period	-	-	-
NET ASSETS—End of period	$ 10,065	$ 4,857,939	$ 4,868,004

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 31,436
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:	
Net change in unrealized depreciation	3,295
Changes in operating assets and liabilities:	
Purchase of a co-investment in a portfolio company of a private equity fund	(137,321)
Purchase of an investment in a private equity fund	(20,587)
Increase in interest receivable	(9,994)
Increase in deferred management fees	(80)
Increase in due to affiliate	354
Increase in accrued liabilities	124
Net cash flows used in operating activities	(132,773)
CASH FLOWS FROM FINANCING ACTIVITIES—Partners' capital contributions	4,836,568
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,703,795
CASH AND CASH EQUIVALENTS—Beginning of period	-
CASH AND CASH EQUIVALENTS—End of period	$ 4,703,795

See accompanying notes to unaudited consolidated financial statements.

1. BUSINESS

KKR PEI Investments, L.P. (the "Investment Partnership") is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "General Partner"), which holds 100% of the general partner interests in the Investment Partnership and is responsible for managing its business and affairs, and (ii) KKR Private Equity Investors, L.P. ("KPE"), which holds 100% of the limited partner interests in the Investment Partnership and does not participate in the management of the business and affairs of the Investment Partnership. At June 30, 2006, the general partner interests in the Investment Partnership represented a 0.2% interest in the Investment Partnership and the limited partner interests in the Investment Partnership represented a 99.8% interest in the Investment Partnership. Because the General Partner is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investment Partner"), a Guernsey limited company that is owned by individuals who are affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"), effectively is responsible for managing the Investment Partnership's business and affairs.

The Investment Partnership is the partnership through which KPE and the General Partner make investments. These investments consist of, or are expected to consist of, investments in KKR-sponsored private equity funds, direct co-investments in portfolio companies of KKR-sponsored private equity funds, opportunistic investments that are identified by KKR and temporary investments that are made in connection with cash management activities. The Investment Partnership's limited partnership agreement provides that investments made by the Investment Partnership and its subsidiary must comply with the investment policies and procedures that are established from time to time by the board of directors of KPE's general partner (the "Managing General Partner"). The investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR-sponsored private equity investments and no more than 25% of its adjusted assets in opportunistic investments identified by KKR. Adjusted assets are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. For the purposes of this requirement, all investments other than opportunistic investments are treated as KKR-sponsored private equity investments.

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests.

- Class A partner interests have separate rights and obligations with respect to investments in opportunistic and temporary investments;
- Class B partner interests have separate rights and obligations with respect to co-investments in portfolio companies of KKR-sponsored private equity funds;
- Class C partner interests have separate rights and obligations with respect to investments in KKR-sponsored private equity funds; and

- Class D partner interests have separate rights and obligations with respect to investments in KKR-sponsored investment funds that are not KKR-sponsored private equity funds.

The General Partner may, in its sole discretion, allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Managing Investment Partner effectively is responsible for making any such allocations, because the General Partner is itself a limited partnership.

The Investment Partnership, the General Partner, the Managing Investment Partner, the subsidiary of the Investment Partnership, KPE and KPE's general partner (the "Managing General Partner") have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investment Partner and the board of directors of the Managing General Partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. dollars. The consolidated financial statements include the financial statements of the Investment Partnership and its wholly-owned subsidiary, KKR PEI SICAR S.à.r.l., which makes certain private equity investments. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the consolidated financial statements. The valuation of the Investment Partnership's investments involves estimates that are subject to the Managing Investment Partner's judgment.

The Investment Partnership and its subsidiary utilize an annual reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of results for a full fiscal year. The consolidated financial results presented herein include activity during the period from the formation of the Investment Partnership on April 18, 2006 through June 30, 2006. The operations of the Investment Partnership and its subsidiary effectively commenced on May 10, 2006, upon receipt of initial capital funding.

Valuation of Investments—The investments carried as assets in the Investment Partnership's consolidated financial statements are valued on a quarterly basis. The Managing Investment Partner is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying its responsibilities, the Managing Investment Partner utilizes the services of KKR, to estimate the investment values, and the services of an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period and an investment for which a market quotation is not readily available is valued at the

investment's fair value as of the end of the applicable accounting period as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of individual investments is determined.

Values of Limited Partner Interests in KKR-Sponsored Private Equity Funds—Limited partner interests in KKR-sponsored private equity funds do not have a readily available market value and generally are valued using the following methodology. Each limited partner interest is generally valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments that the holder of the limited partner interest would receive if such investments were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to limited partners in accordance with the documentation governing the fund. The Investment Partnership and its subsidiary may be required to value such investments at a premium or discount to net asset value if other factors lead the Managing Investment Partner to conclude that net asset value does not represent fair value. Each fund's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the appreciation and depreciation of the investments that it carries as assets in its financial statements. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Values of Co-Investments in Portfolio Companies and Other Equity Investments—Depending on the circumstances, co-investments in portfolio companies of KKR-sponsored private equity funds and equity investments that are made in other companies as opportunistic investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership and its subsidiary would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When determining fair value when no market value exists, the value attributed to an investment is based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. A market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues or net asset value) or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, the company's strengths and weaknesses, expectations relating to the market's receptivity to an offering of the company's securities, any control associated with interests in the company that are held by KKR and its affiliates, including the Investment Partnership, information with respect to transactions or offers for the portfolio company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Value of Fixed Income Investments—Fixed income investments are made as either opportunistic or temporary investments. When reference is made to the net asset value of opportunistic and temporary investments, such amounts generally exclude related incentive distribution rights. Depending on the circumstances, these investments may be liquid or illiquid. If an investment is liquid, it is valued using market prices. If an investment is illiquid, it is valued at fair value as determined in good faith. When fair value pricing is used, the value attributed to a fixed income investment is equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days. Surplus cash may be invested in government securities, cash, cash equivalents, money market instruments, highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and other investment grade securities. At June 30, 2006, cash and cash equivalents were held by a financial institution and were comprised of cash held in index deposit accounts, which are interest-bearing money market deposit accounts for large amounts of cash held for short periods of time. As money market deposit accounts, the accounts provide interest on 100% of the balance and day-to-day liquidity. During the period from May 10, 2006 to June 30, 2006, interest was earned at rates ranging from 5.0% to 5.3%.

Income Recognition—The assets of the Investment Partnership and its subsidiary generate investment income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership and its subsidiary also record income in the form of unrealized appreciation or depreciation of its investments, as well as from realized gains and losses on the sale of investments. Any new unrealized appreciation or depreciation in the value of investments is recorded as an increase or decrease in the unrealized appreciation or depreciation of investments. This occurs at the end of each quarterly accounting period when investments are valued. See "Valuation of Investments" above. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

During the period ended June 30, 2006, investment income was comprised of interest income related to cash management activities.

Expenses—Expenses are recorded as incurred. Under a services agreement, the Investment Partnership and its subsidiary, among others, as the service recipients have agreed to pay KKR a quarterly management fee. See Note 7, "Relationship with KKR and Related Party Transactions."

Taxes—The Investment Partnership is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes. The subsidiary of the Investment Partnership made an election to be treated as a disregarded entity for U.S. federal income tax purposes. As a partnership, the Investment Partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share

of items of income, gain, loss and deduction of the Investment Partnership in computing its U.S. federal income tax liability. Items of income, gain, loss and deduction of the Investment Partnership's subsidiary are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Concentration of Credit Risk—At June 30, 2006, all cash and cash equivalents were held by one financial institution.

Guarantees—In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, which elaborates on the disclosures to be made in interim and annual financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN 45, at the inception of guarantees issued, the Investment Partnership and its subsidiary will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Investment Partnership and its subsidiary did not have such guarantees in place at June 30, 2006.

Recently Issued Accounting Pronouncements:

Nonmonetary Transactions—In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the consolidated financial statements of the Investment Partnership and its subsidiary.

Accounting Changes and Error Corrections—In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities—The effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC"), but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). A final

determination regarding whether the provisions of FIN 46R should be applied by investment companies not regulated by the SEC is expected to be made by the FASB following the issuance of a final Statement of Position by the AICPA on the clarification of the scope of the Guide. Given this uncertainty, the Investment Partnership has not determined the effect, if any, that the provisions of FIN 46R will have on its consolidated financial statements.

Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the consolidated financial statements of the Investment Partnership and its subsidiary.

Other-Than-Temporary Impairment—In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the consolidated financial statements of the Investment Partnership and its subsidiary.

3. INVESTMENTS

At June 30, 2006, investments were valued, as described above in Note 2. "Summary of Significant Accounting Policies – Valuation of Investments", which resulted in unrealized depreciation from the payment of the sellers' contractual carrying costs at the time the investments were acquired, net of unrealized appreciation in an underlying portfolio company. The limited partner interest in a private equity fund represents a $100.0 million capital commitment to the KKR European Fund II, Limited Partnership ("European Fund II") of which $80.8 million remained unfunded at June 30, 2006.

At June 30, 2006, the Investment Partnership and its subsidiary did not hold any Class D investments.

4. ACCRUED LIABILITIES

At June 30, 2006, accrued liabilities were comprised of payments owed to vendors for services, such as accounting/audit and administrator expenses.

5. PARTNERSHIP EQUITY

In connection with the formation of the Investment Partnership, the General Partner made a $10.0 million cash contribution in respect of its general partner interest. To provide the Investment Partnership and its subsidiary with additional capital for making investments, KPE contributed approximately $4.8 billion, which represented substantially all of the cash contributions that KPE received in connection with its initial offering and related transactions to the Investment Partnership. In exchange, KPE received 100% of the Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership. Distributable earnings (losses) are allocated in accordance with the limited partnership agreement.

6. DISTRIBUTIONS

Distributions in Respect of Class A; Opportunistic and Temporary Investments—The General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class A limited partner interests. When and as made, the distributions will be made in accordance with the Class A partners' percentage interests. The General Partner is entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of the annual appreciation in the net asset value of opportunistic and temporary investments made with Class A capital, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one year period following the commencement of the Investment Partnership's operations, the appreciation in the value of temporary investments will be disregarded for the purposes of calculating the General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary will not be netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive right. If the Investment Partnership does not distribute the entire incentive distribution after the end of the applicable period, the undistributed amount will, for the purpose of calculating the General Partner's percentage interest, be treated as being contributed by the General Partner to the partnership as a capital contribution.

To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the General Partner in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows:

- For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (x) the net asset value of the fund that is allocable to such interest at the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership or its subsidiary since the date of acquisition) and (y) the price at which such interest was acquired.

- For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (x) the price at which such interest was acquired and (y) net asset value of the fund that is allocable to such interest at the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from

and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership or its subsidiary since the date of acquisition).

To the extent that the Investment Partnership disposes of any interest in a KKR-sponsored fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of the above, the General Partner may elect to deem the disposition of all remaining assets of a fund to have occurred by valuing for such purposes all remaining fund assets at zero.

Distributions in Respect of Class B; Co-Investments in Portfolio Companies—The General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class B limited partner interests. The General Partner is entitled to a carried interest on each co-investment made with Class B capital contributions. In particular, upon the realization of any such co-investment, the General Partner will receive 20% of the realized returns on such co-investment after the holder of Class B limited partner interests has received its capital contributions in respect of such co-investment and the realized losses in respect of other co-investments have been recovered. The General Partner may make distributions to itself in respect of its Class B carried interest without making corresponding distributions to the Class B limited partner. Any amounts not distributed to the Class B limited partner will be held by the partnership for its respective account.

Distributions in Respect of Class C; Investments in KKR-Sponsored Private Equity Funds—The General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class C limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class C limited partner's percentage interest. The General Partner is not entitled to a carried interest or incentive distribution right with respect to the Class C interest. However, the general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest. See Note 7, "Relationship with KKR and Related Party Transactions - Carried Interests and Incentive Distributions".

Distributions in Respect of Class D; Investments in Other KKR-Sponsored Investment Funds—The amount and timing of distributions in respect of Class D limited partner interests, as determined by the General Partner, will be made pro rata in accordance with the Class D limited partner's percentage interest. The General Partner is not entitled to a carried interest or an incentive distribution right with respect to the class D interest.

7. RELATIONSHIP WITH KKR AND RELATED PARTY TRANSACTIONS

Subject to the supervision the board of directors of the Managing Investment Partner and the board of directors of the Managing General Partner, KKR is responsible for selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting the investments and for managing the uninvested cash of the Investment Partnership and its subsidiary. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its private equity funds. As the service provider, KKR's involvement in the investments of the Investment Partnership and its subsidiary relate primarily to investments in KKR-sponsored private equity funds, direct co-investments in portfolio companies of KKR-sponsored private equity funds, opportunistic investments and cash management activities.

Services Agreement and Management Fees—The Investment Partnership, the General Partner, the Managing Investment Partner, the subsidiary of the Investment Partnership, KPE and the Managing General Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them.

Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investment Partner and the board of directors of the Managing General Partner.

Under the services agreement, the Investment Partnership and its subsidiary and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) KPE's equity up to and including $3 billion multiplied by 1.25% plus (ii) KPE's equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined for any quarterly period as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any underwriting discounts and commissions and other expenses and costs relating to the issuance, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE pays for any repurchase of KPE's limited partner interests.

The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the closing of the initial offering, for the purposes of the management fee calculation, equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that the Investment Partnership and its subsidiary and the other service recipients, as limited partners of KKR-sponsored investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that the Investment Partnership and its subsidiary contributes to KKR-sponsored investment funds for such purposes), regardless of whether such management fees are received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that the Investment Partnership and its subsidiary may pay third parties in the future in connection with temporary investments and (iii) subject to certain limitations, until such time as the profits on investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and other expenses relating to KPE's initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interests in investments in KKR-sponsored private equity funds. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

At June 30, 2006, management fees of $0.3 million were due under the services agreement. Of the $0.3 million, $0.1 million was recorded as an expense in accordance with the services agreement and included in net investment income in the consolidated statement of operations and $0.2 million was capitalized as a cost to acquire an interest in a private equity fund, such amount represented the carrying cost prior to the acquisition date. Total fees of $0.4 million were accrued and reflected as due to an affiliate on the consolidated statement of assets and liabilities. The accrual was comprised

of the $0.3 million due under the services agreement and an additional $0.1 million of deferred management fees due in relation to the investment in a KKR-sponsored private equity fund.

The services agreement contains certain provisions requiring the Investment Partnership to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. The Managing Investment Partner has evaluated the impact of these guarantees on the consolidated financial statements and determined that they are immaterial.

Carried Interests and Incentive Distributions— Except as described below, each investment that is made by the Investment Partnership or its subsidiary is subject to either one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. See Note 6, "Distributions". In particular:

- The general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The General Partner is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the carried interest.

- The General Partner is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of KPE's initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- In addition, to the extent the Investment Partnership or its subsidiary acquires a limited partner interest in a KKR-sponsored investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the General Partner may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the General Partner may be reduced to the extent that the Investment Partnership or its subsidiary acquires

a limited partner interest in a KKR-sponsored investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions and placement fees and the other fees and expenses incurred in connection with KPE's initial offering and related transactions, the General Partner will forego its incentive amounts in the opportunistic and temporary investments and its carried interest in the co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on the amount of carried interest distributions made to the general partners of its private equity funds in respect of the fund investments of the Investment Partnership and its subsidiary.

Purchase of Limited Partner Interest in the European Fund II—The subsidiary of the Investment Partnership acquired a limited partner interest in the European Fund II from an affiliate of KKR for $20.6 million, representing $19.2 million in capital contributions that the affiliate had made to the fund in connection with the fund's 5 existing portfolio company investments plus the affiliate's carrying cost in the limited partner interest. The limited partner interest represents a $100.0 million capital commitment to the European Fund II of which $80.8 million remained unfunded at June 30, 2006.

8. FINANCIAL HIGHLIGHTS

Financial highlights for the Investment Partnership and its subsidiary for the period ended June 30, 2006 were as follows:

	Interests			
	Class A	Class B	Class C	Total
Total return (annualized)	5.2 %	(11.9)%	(33.2)%	4.6 %
Ratios to average net assets:				
Expenses (annualized)	-	-	-	-
Net investment income (annualized)	5.2	-	-	5.0

These financial highlights have been calculated using a methodology required by U.S. GAAP. The total return and ratios to average net assets have been presented on an annualized basis and were calculated on an average basis.

9. CONTINGENCIES

As with any business, the Investment Partnership and its subsidiary may become subject to claims and litigation arising in the ordinary course of business. The Managing Investment Partner does not believe that there are any pending or threatened legal proceedings that, if adversely determined, would have a material adverse effect on the consolidated financial position, operating results or cash flows of the Investment Partnership and its subsidiary.

10. SUBSEQUENT EVENTS

Subsequent to the initial quarter and through August 16, 2006, the Investment Partnership and its subsidiary made additional investments, which totaled $818.7 million, consisting of the following:

- approximately $419.5 million in secondary purchases of limited partner interests in certain KKR-sponsored private equity funds;
- a $200.0 million co-investment in VNU N.V., a global information and media company and a portfolio company of a KKR-sponsored private equity fund;
- capital contributions of approximately $4.6 million to the European Fund II, in respect of a $100 million capital commitment to such fund; and
- an opportunistic investment of approximately $194.6 million in a publicly traded security.

In addition, from June 30, 2006 through August 16, 2006, the Investment Partnership and its subsidiary committed to the following:

- co-investments totaling approximately $500.0 million in:
  - HCA, Inc., a leading health care services company that has signed a definitive merger agreement with an investor group that includes KKR;
  - PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe, which KKR has agreed to acquire; and
  - the semiconductors business of Royal Philips Electronics, in which an investor group that includes KKR has agreed to acquire an 80.1% stake.

  As limited partners of certain KKR-sponsored private equity funds, the Investment Partnership and its subsidiary had additional commitments of approximately $140.0 million with respect to these acquisitions; and
- a limited partner interest of approximately $1.9 billion in KKR 2006 Fund L.P. (the "2006 Fund") to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated, if at all.

* * * * * *

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
AS OF JUNE 30, 2006
(Amounts in thousands)

	Interests			Combined
	Class A	Class B	Class C	Total
ASSETS:				
Investment:				
Co-investment in a portfolio company of a private equity fund—Class B, at fair value (cost of $137,321)	$ -	$ 135,000	$ -	$ 135,000
Private equity fund—Class C, at fair value (cost of $20,587)	-	-	19,613	19,613
	-	135,000	19,613	154,613
Cash and cash equivalents	4,703,795	-	-	4,703,795
Interest receivable	9,994	-	-	9,994
Deferred management fees	80	-	-	80
Total assets	4,713,869	135,000	19,613	4,868,482
LIABILITIES:				
Due to affiliate	354	-	-	354
Accrued liabilities	124	-	-	124
Total liabilities	478	-	-	478
NET ASSETS	$ 4,713,391	$ 135,000	$ 19,613	$ 4,868,004
NET ASSETS CONSIST OF:				
Partners' capital contributions	$ 4,678,660	$ 137,321	$ 20,587	$ 4,836,568
Net increase (decrease) in net assets resulting from operations	34,731	(2,321)	(974)	31,436
	$ 4,713,391	$ 135,000	$ 19,613	$ 4,868,004

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

	Interests			Combined
	Class A	Class B	Class C	Total
INVESTMENT INCOME—Interest income	$ 34,976	$ -	$ -	$ 34,976
EXPENSES:				
Management fees	121	-	-	121
General and administrative expenses	124	-	-	124
Total expenses	245	-	-	245
NET INVESTMENT INCOME (EXPENSE)	34,731	-	-	34,731
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS— Net change in unrealized depreciation	-	(2,321)	(974)	(3,295)
	-	-	-	-
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ 34,731	$ (2,321)	$ (974)	$ 31,436

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

	Interests			Combined
	Class A	Class B	Class C	Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:				
Net investment income (expense)	$ 34,731	-	-	$ 34,731
Net change in unrealized depreciation	-	(2,321)	(974)	(3,295)
Net increase (decrease) in net assets resulting from operations	34,731	(2,321)	(974)	31,436
Partners' capital contributions	4,678,660	137,321	20,587	4,836,568
INCREASE IN NET ASSETS	4,713,391	135,000	19,613	4,868,004
NET ASSETS—Beginning of period	-	-	-	-
NET ASSETS—End of period	$ 4,713,391	$ 135,000	$ 19,613	$ 4,868,004

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO JUNE 30, 2006
(Amounts in thousands)

	Interests			Combined
	Class A	Class B	Class C	Total
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net increase (decrease) in net assets resulting from operations	$ 34,731	$ (2,321)	$ (974)	$ 31,436
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:				
Net change in unrealized depreciation	-	2,321	974	3,295
Changes in operating assets and liabilities:				
Purchase of a co-investment in a portfolio company of a private equity fund	-	(137,321)	-	(137,321)
Purchase of an investment in a private equity fund	-	-	(20,587)	(20,587)
Increase in interest receivable	(9,994)	-	-	(9,994)
Increase in deferred management fees	(80)	-	-	(80)
Increase in due to affiliate	354	-	-	354
Increase in accrued liabilities	124	-	-	124
Net cash flows provided by (used in) operating activities	25,135	(137,321)	(20,587)	(132,773)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES—Partners' capital contributions	4,678,660	137,321	20,587	4,836,568
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,703,795	-	-	4,703,795
CASH AND CASH EQUIVALENTS—Beginning of period	-	-	-	-
CASH AND CASH EQUIVALENTS—End of period	$ 4,703,795	$ -	$ -	$ 4,703,795

KKR Private Equity Investors, L.P.

Interim Financial Report

As of September 30, 2006 and for the Quarter Ended September 30, 2006 and the Period from April 18, 2006 (Date of Formation) to September 30, 2006

TABLE OF CONTENTS

INTRODUCTION TO INTERIM FINANCIAL REPORT

Our Partnership

Formed on April 18, 2006, KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that invests its assets in certain private equity funds of Kohlberg Kravis Robert & Co. L.P. ("KKR"), co-invests in certain portfolio companies of those funds and makes opportunistic and other investments identified by KKR's investment professionals, but outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P.

Our investment approach has three fundamental strengths:

- the ability to participate in a broad range of KKR-sponsored private equity investments, including the right to subscribe for limited partner interests in KKR-sponsored private equity funds and to co-invest in certain portfolio companies of those funds;
- the active involvement of KKR investment professionals, who also have an equity stake in KPE; and
- the flexibility to make opportunistic investments and other investments outside the scope of KKR's traditional private equity investments, which may have the potential to generate attractive returns.

Ownership, Organizational and Investment Structure

The following chart summarizes the ownership, organizational and investment structure of our partnership. This chart should be read in conjunction with the overview of our business within "Interim Operating and Financial Review" included elsewhere within this report.



KKR Guernsey GP Limited (a Guernsey limited company)
Public Unitholders
Limited Partners (Non-Voting Common Units and Restricted Depositary Units) *
General Partner
KKR PEI GP Limited (a Guernsey limited company)
KKR Private Equity Investors, L.P. (a Guernsey limited partnership)
General Partner
KKR PEI Associates, L.P. (a Guernsey limited partnership)
Limited Partner (Class A, B, C and D Interests)
General Partner (Class A, B, C and D Interests)
KKR PEI Investments, L.P. (a Guernsey limited partnership)**

* These non-voting common units and related restricted depositary units are subject to a number of ownership and transfer restrictions. Please see "Ownership and Transfer Restrictions" at the Investor Relations page at www.kkrpei.com.

** Investments may be held directly or indirectly through one or more subsidiaries not reflected in this chart.

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to:

- "we," "us," "our," "KPE" and "our partnership" are to KKR Private Equity Investors, L.P., a Guernsey limited partnership;
- our "Managing General Partner" are to KKR Guernsey GP Limited, a Guernsey limited company, which serves as our general partner;
- the "Investment Partnership" are to KKR PEI Investments, L.P., a Guernsey limited partnership, and, as applicable, its subsidiaries, through which our investments are made;
- the "Investment Partnership's General Partner" are to KKR PEI Associates, L.P., a Guernsey limited partnership, which serves as the general partner of the Investment Partnership;
- the "Managing Investment Partner" are to KKR PEI GP Limited, a Guernsey limited company, which serves as the general partner of the Investment Partnership's General Partner; and
- "KKR" are to Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership, which provides certain investment management, operational and financial services to us and others involved in our investments.

Additionally, unless the context suggests otherwise, we use the term "our investments" to refer both to our limited partner interests in the Investment Partnership, which are the only investments that we record in our statements of assets and liabilities, and investments that are made by the Investment Partnership. Although the investments that the Investment Partnership makes with our capital do not appear as investments in our financial statements, we are the primary beneficiary of such investments and bear substantially all of the risk of loss. We also use the term "our investments" to refer to portfolio investments of the investment funds in which the Investment Partnership invests. While other fund partners are involved in those portfolio company investments, the Investment Partnership, and therefore we, are generally entitled to share ratably in the returns generated by such investments and suffer substantially all of the risk of loss with respect to such investments.

Directors and Advisors

The board of directors of the Managing General Partner consists of Messrs. Henry R. Kravis, George R. Roberts, Christopher M. W. Hill, Remmert J. Laan and Heinz–Joachim Neubuerger. The address of each of these individuals is c/o KKR Guernsey GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

The board of directors of the Managing Investment Partner consists of Messrs. Perry Golkin, Scott C. Nuttall and William J. Janetschek. The address of each of these individuals is c/o KKR PEI GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

Northern Trust International Fund Administration Services (Guernsey) Limited has been retained to serve as the Guernsey administrator for each of KPE and the Investment Partnership. The address of Northern Trust International Fund Administration Services (Guernsey) Limited is Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

Deloitte & Touche has been retained to serve as the independent auditor of each of KPE and the Investment Partnership. The address of Deloitte & Touche is Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3HW, Channel Islands.

Kohlberg Kravis Roberts & Co. L.P. provides investment management, operational and financial services to KPE and the Investment Partnership under a services agreement. The address of Kohlberg Kravis Roberts & Co. L.P. is 9 West 57th Street, New York, New York 10019, United States.

KPE's Initial Offering and Capital Contribution to the Investment Partnership

On May 10, 2006, in connection with the initial offering of our common units, we issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing General Partner. The issue price for the common units was $25 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other expenses, of $5,065.0 million.

In addition, 30,000,000 common units were issued pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million. The unsold common units were returned and cancelled.

Upon completion of the foregoing transactions, we had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees and other expenses were $283.7 million, which were reflected as a capital transaction in our statement of assets and liabilities. The transactions related to our initial offering and related transactions resulted in aggregate net proceeds to us of $4,830.1 million.

In connection with the initial offering, the Investment Partnership's General Partner made a $10.0 million cash contribution to the Investment Partnership in respect of its general partner interest. To provide the Investment Partnership with additional capital for making investments, KPE contributed $4,826.6 million of cash to the Investment Partnership, which represented substantially all of the cash proceeds that we received in connection with our initial offering and related transactions. In exchange, we received Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership.

Investment Overview

Under current investment policies, the Investment Partnership invests at least 75% of its adjusted assets in KKR-sponsored private equity funds and makes co-investments in portfolio companies of those funds. No more than 25% of the Investment Partnership's adjusted assets may be invested in opportunistic investments and other investments outside the scope of KKR's traditional private equity investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities.

At September 30, 2006, KPE's net asset value was $4,959.4 million. KPE's investments consisted of 100% of the limited partner interests of the Investment Partnership, which were valued at $4,958.4 million at September 30, 2006. At September 30, 2006, 204,550,001 common units were outstanding. The net asset value per unit was $24.25 at September 30, 2006, compared to a net asset value per unit of $23.77 at June 30, 2006 and $23.61 at May 10, 2006, immediately subsequent to the initial offering and related transactions.

At September 30, 2006, the Investment Partnership's net asset value was $4,968.7 million, with $4,958.4 million allocated to KPE and $10.3 million allocated to the Investment Partnership's General Partner, the majority which was principally comprised of investments as follows, with amounts in thousands:

	Fair Value	Percent of Total
Temporary investments	$ 3,632,230	73.3%
Co-investments in portfolio companies	585,000	11.8
KKR-sponsored private equity funds	499,291	10.1
Opportunistic investments	235,395	4.8
	$ 4,951,916	100.0%

Investments held by the Investment Partnership, excluding temporary investments, were comprised of the following by geography and industry at September 30, 2006:

Investments by Geography


3.2%
34.4%
62.4%
Europe
North America
Asia Pacific

Investments by Industry


6.5%
11.3%
26.1%
11.6%
19.7%
24.8%
Technology
Media/Telecom
Financial Services/Banking
Retail
Industrial
Other

Common Units

KPE's common units represent limited partner interests in its partnership and are traded on Euronext Amsterdam under the symbol "KPE." We have also established a restricted depositary facility in the United States to allow qualifying investors to acquire and hold our common units in the form of restricted depositary units ("RDUs"). Each RDU represents the right to receive one common unit that has been deposited with The Bank of New York, as the depositary bank, and any other securities, cash or property that the depositary bank receives in respect of the common unit. Our common units and the RDUs are subject to a number of ownership and transfer restrictions. See "Ownership and Transfer Restrictions" on the Investor Relations page of KPE's website at www.kkrpei.com.

At September 29, 2006, the last business day for the quarter ended September 30, 2006, the market price per common unit was $21.25, compared to $21.90 at June 30, 2006. The high and low closing price for KPE's common units was $25.00 and $21.25 per unit, respectively, for the period from May 3, 2006 (the date of its initial public offering) to September 29, 2006.

Services Agreement

KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner and the Managing Investment Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner.

Investment Agreement

In connection with the initial offering, KPE entered into an investment agreement with KKR pursuant to which KKR agreed to cause its affiliates to enter into subscription agreements pursuant to which they will agree to contribute to KPE, on a quarterly basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to them in respect of the carried interests and incentive distribution rights.

Statements of Responsibility

The portions of this interim financial report that relate to KPE, including the unaudited financial statements and other unaudited financial information of KPE contained herein, are the responsibility of and has been approved by the Managing General Partner. The Managing General Partner is responsible for preparing such portions of this interim financial report in accordance with Euronext Rules, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing KPE's unaudited financial statements, except where any changes, and the reasons for them, are disclosed.

The portions of this interim financial report that relate to the Investment Partnership, including the unaudited consolidated financial statements and other unaudited financial information of the Investment Partnership contained herein, are the responsibility of and has been approved by the Managing Investment Partner. The Managing Investment Partner is responsible for preparing such portions of this interim financial report in accordance with Euronext Rules, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the Investment Partnership's unaudited consolidated financial statements, except where any changes, and the reasons for them, are disclosed.

Cautionary Note Regarding Forward-Looking Statements

This interim report contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of those terms or other comparable terminology. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Some of the factors that could cause actual results to vary from those expressed in our forward-looking statements include:

- our investments may be aggressive, speculative or concentrated in a limited number of assets and, accordingly, subject to greater risks and volatility when compared with alternative investments;
- we have a limited operating history and some of our investment objectives differ from the investment objectives that historically have been pursued by KKR's private equity funds;
- factors affecting our ability to successfully implement our investment strategy, including factors affecting KKR's ability to identify a sufficient number of appropriate investments;
- the rate at which we are able to deploy our capital and the rates of return generated by our investments;
- changes in the values of investments that we make and our ability to realize the unrealized values of investments that are included in the Investment Partnership's consolidated statement of assets and liabilities;
- our dependence on KKR's continued involvement in our business, KKR's willingness to continue to sponsor new investment funds and KKR's ability to retain and attract key investment professionals;
- factors affecting our financial condition and liquidity and the financial condition and liquidity of the Investment Partnership, our and its ability to access or obtain sources of financing at attractive rates, if needed;
- potential conflicts of interest that may result from our organizational, ownership or investment structure, or the appearance that such conflicts may occur;
- changes in financial markets, interest rates or industry, general economic or political conditions;
- the general volatility of the capital markets and the market price of our common units and RDUs; and
- the risks, uncertainties and other factors described elsewhere in this interim report, including under "Interim Operating and Financial Review."

The foregoing is not a comprehensive list of the risks and uncertainties to which we are subject. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this interim report.

* * * * * *

CONTACT INFORMATION

General Inquiries:

KKR Private Equity Investors, L.P.
P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey
Channel Islands GY1 3QL
Telephone: +44.1481.745.001
Facsimile: +44.1481.745.074
www.kkrpei.com

Investor Relations:

Integrated Corporate Relations
12121 Wilshire Boulevard, Suite 300
Los Angeles, California 90025
United States
Telephone: +1.310.954.1100
Facsimile: +1.310.954.1101

Media Contact:

In the United States:
Kekst and Company Incorporated
437 Madison Avenue, 19th Floor
New York, New York 10022
Telephone: +1.212.521.4800
Facsimile: +1.212.521.4900

In Europe:
Finsbury Group
Tenter House
45 Moorfields
London EC2Y 9AE
England
Telephone: +44.207.251.3801
Facsimile: +44.207.374.4133

Guernsey Administrator:

Northern Trust International Fund
Administration Services (Guernsey) Limited
P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey
Channel Islands GY1 3QL
Telephone: +44.1481.745.001
Facsimile: +44.1481.745.074

Depositary Bank:

The Bank of New York
101 Barclay Street, 22 West
New York, New York 10286
United States
Attention: KKR Private Equity Investors
Telephone: +1.212.815.4502 or
+1.212.815.2715
Facsimile: +1.212.571.3050

Paying Agent:

ING Bank N.V.
Van Heenvlietlaan 220
1083 CN Amsterdam
The Netherlands
Telephone: +31.20.7979.419
Facsimile: +31.20.7979.607

INTERIM OPERATING AND FINANCIAL REVIEW

Introduction

This "Interim Operating and Financial Review" should be read in conjunction with KPE's unaudited financial statements and related notes and the unaudited consolidated financial statements and related notes of the Investment Partnership, which are included elsewhere within this report.

KPE's unaudited financial statements and the unaudited consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. dollars. KKR, on our behalf, submitted a request letter and received temporary approval from the Netherlands Authority for the Financial Markets exempting us from preparing our financial statements in conformity with Dutch GAAP or International Financial Reporting Standards ("IFRS") until the Netherlands Minister of Finance decides otherwise or specific legislation and regulations in respect of the equivalence of U.S. GAAP and IFRS are established at a European level.

We utilize a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. Our quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of our results for a full fiscal year. The financial results presented herein include activity for the three months ended September 30, 2006, referred to as "the quarter ended September 30, 2006," and the period from our formation on April 18, 2006 through September 30, 2006, referred to as "the year-to-date period ended September 30, 2006." Our operations effectively commenced on May 10, 2006, upon receipt of the net proceeds from the initial offering. See "KPE's Initial Offering and Capital Contribution to the Investment Partnership" included above within "Introduction to Interim Financial Report."

Overview

We are a Guernsey limited partnership that makes investments in KKR-sponsored private equity funds, makes direct co-investments in portfolio companies of those funds, pursues opportunistic investments and other investments outside the scope of KKR's traditional private equity investments and makes temporary investments in connection with cash management activities. We make all of our investments through the Investment Partnership. Our only substantial assets are Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership. Our limited partnership agreement provides for the management of our business and affairs by a general partner. The Managing General Partner, a Guernsey limited company that is owned by individuals who are affiliated with KKR, serves as our general partner and has a board of directors.

The Investment Partnership is also a Guernsey limited partnership. The Investment Partnership's General Partner is responsible for managing the business and affairs of the Investment Partnership. Because the Investment Partnership's General Partner is itself a limited partnership, the Managing Investment Partner is effectively responsible for managing the business and affairs of the Investment Partnership. While we are not entitled to participate in the management of the business and affairs of the Investment Partnership, the Investment Partnership's limited partnership agreement provides that investments made by the Investment Partnership must comply with the investment policies and procedures that are established for KPE.

Our investment policies and procedures were established by the Managing General Partner and currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR-sponsored private equity investments and no more than 25% of its adjusted assets in opportunistic investments and other investments outside the scope of KKR's traditional private equity investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statement of assets and liabilities. For the purposes of this requirement, all investments other than opportunistic investments and other investments outside the scope of KKR's traditional private equity investments are treated as KKR-sponsored private equity investments.

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests.

- Class A partner interests have separate rights and obligations with respect to investments in opportunistic and temporary investments;

- Class B partner interests have separate rights and obligations with respect to co-investments in portfolio companies of KKR-sponsored private equity funds;

- Class C partner interests have separate rights and obligations with respect to investments in KKR-sponsored private equity funds; and

- Class D partner interests have separate rights and obligations with respect to investments in KKR-sponsored investment funds that are not private equity funds.

The Investment Partnership's General Partner, in its sole discretion, may allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Investment Partnership's General Partner also determines the amount of all distributions, profits and losses relating to each class, as well as corresponding expense allocations to each class.

Our Partnership

The demands of making investments with the goal of substantially increasing our value are significant. Our ability to build a strong investment base and generate attractive rates of return on our investments depends largely on our ability to identify quality investment opportunities that have the potential to increase in value and to consummate and dispose of investments at attractive prices.

We are a newly formed limited partnership and are subject to the risks and uncertainties associated with any new partnership, including the risk that we will not achieve our investment objectives. We believe that our future investment performance will depend on, among other things, the talent and efforts of KKR and its investment professionals, our ability to successfully compete with others for suitable investment opportunities, the availability and cost of capital, our success in making opportunistic and other investments outside the scope of KKR's traditional private equity investments and the effectiveness of our cash management activities. See "Cautionary Note Regarding Forward-Looking Statements" within "Introduction to Interim Financial Report."

At September 30, 2006, the Investment Partnership held investments as follows, with amounts in thousands, except percentages:

	Class	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
Opportunistic investments in publicly traded securities	A	$ 194,996	$ 235,395	4.7%
Co-investments in portfolio companies of private equity funds:	B			
NXP B.V.		250,000	250,000	5.0
VNU Group B.V.		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	135,000	2.7
		587,321	585,000	11.7
Private equity funds:	C			
KKR European Fund, Limited Partnership		274,718	281,043	5.7
KKR Millennium Fund L.P.		154,196	155,324	3.1
KKR European Fund II, Limited Partnership		36,020	35,200	0.7
KKR 2006 Fund L.P.		27,724	27,724	0.6
		492,658	499,291	10.1
		$ 1,274,975	$ 1,319,686	26.5%

The Investment Partnership's significant portfolio company investments were as follows at September 30, 2006, with amounts in thousands, except percentage amounts:

	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
NXP B.V. (1)	$ 281,204	$ 281,204	5.7%
VNU Group B.V. (2)	212,490	212,490	4.3
	$ 493,694	$ 493,694	10.0%

(1) The investment amounts attributable to NXP B.V. were comprised of a $250.0 million co-investment and a $31.2 million limited partner interest equal to the Investment Partnership's pro rata share of the KKR-sponsored private equity funds' aggregate investment in such company.

(2) The investment amounts attributable to VNU Group B.V. were comprised of a $200.0 million co-investment and a $12.5 million limited partner interest equal to the Investment Partnership's pro rata share of the KKR-sponsored private equity funds' aggregate investment in such company.

Subsequent to September 30, 2006 and through November 10, 2006, the Investment Partnership made additional investments, which totaled $121.8 million consisting of the following:

- An investment of $58.3 million in KKR Strategic Capital Institutional Fund, Ltd. , a KKR-sponsored opportunistic credit fund principally investing in debt securities alongside funds managed by

investment professionals affiliated with KKR Financial LLC, with further commitments of $116.7 million expected to be funded in early 2007;

- Opportunistic investments of $48.2 million in publicly traded securities; and
- Capital contributions of $15.3 million with respect to limited partner interests in KKR-sponsored private equity funds related to an investment in PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe.

As of November 10, 2006, the Investment Partnership was committed to another $2.4 billion of investments, as follows:

- Co-investments totaling $250.0 million, as well as related capital contributions of approximately $100.0 million, to certain KKR-sponsored private equity funds, with respect to the following companies:
  - HCA, Inc., a leading health care services company that has signed a definitive merger agreement with an investor group that includes KKR;
  - Tarkett SA, the France-based floormaker, in respect of which KKR acquired 50% of its controlling majority stockholder, Société d'Investissement Familiale SA; and
  - KION Group, the forklift business of Linde AG, which has signed a definitive agreement with an investor group that includes KKR.
- Capital commitments of $2.0 billion primarily related to a limited partner interest in KKR 2006 Fund L.P. to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when, or the actual amounts at which, these commitments will be consummated.

Investment Income and Unrealized Appreciation or Depreciation of Investments

As described below, under "Application of Critical Accounting Policies - Non-Consolidation of Investment Partnership," because the assets of the Investment Partnership are not consolidated in our financial statements, the only investments that we record as assets are limited partner interests in the Investment Partnership. As a result, our investment income is primarily comprised of our proportionate share of the Investment Partnership's investment income, net of expenses. We may also receive income related to our own cash management activities. Finally, we expect to receive cash distributions that represent return on capital from the Investment Partnership in respect of those limited partner interests in order to assist us in making cash distributions, if and when declared by our Managing General Partner's board of directors and to pay operating expenses as they become due. Income is recorded as earned.

We also record income in the form of unrealized appreciation or depreciation of our investments. Any new unrealized appreciation or depreciation in the value of those investments impacts the change in net assets resulting from operations during the period. This occurs at the end of each quarterly accounting period when investments are valued. See "Application of Critical Accounting Policies - Valuation of Limited Partner Interests and Investments" below. The value of our investments in limited partner interests in the Investment Partnership relate directly to the underlying value of the Investment Partnership's net asset value.

The assets of the Investment Partnership generate income in the form of capital gains, dividends and interest. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when the investments are valued. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. Because the only investments that we record as assets in our financial statements consist of limited partner interests in the Investment Partnership, which

we do not expect to sell, any accounting entries reversing unrealized appreciation or depreciation are expected to be made only by the Investment Partnership.

Operating Expenses

The results of operations of the Investment Partnership are not consolidated in our financial statements; therefore, operating expenses of the Investment Partnership are recognized only to the extent that they affect the fair value of the limited partner interests in the Investment Partnership as described below under "Application of Critical Accounting Policies – Valuation of Limited Partner Interests and Investments." Our operating expenses are limited to the expenses that we directly incur in connection with the operation of our partnership. These expenses consist primarily of our share of the total management fee that is payable under the services agreement, if any, expenses of KKR that are attributable to our operations and reimbursable under the services agreement, the directors' fees and expenses that our Managing General Partner pays to its independent directors, professional fees and other administrative costs.

Neither we nor our Managing General Partner employ any of the individuals who carry out the day-to-day management and operations of our partnership. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to us or for our benefit under the services agreement with KKR. None of these individuals, including our Managing General Partner's chief financial officer, are required to be dedicated full-time to our partnership.

Operating expenses of the Investment Partnership consist primarily of its share of the management fees that are payable under the services agreement, if any, the expenses of KKR that are directly attributable to the operations of the Investment Partnership and reimbursable under the services agreement, other professional fees and administrative costs and any transaction and other costs incurred when making investments.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. For a description of significant accounting policies, see Note 2 to the unaudited financial statements for KPE and Note 2 to the unaudited consolidated financial statements of the Investment Partnership. The following accounting estimates and related policies are considered critical to the preparation of KPE's financial statements and the consolidated financial statements of the Investment Partnership due to the judgment and estimation processes involved in their application. The development and selection of these estimates and their related disclosure have been reviewed by the board of directors of our Managing General Partner and the board of directors of the Managing Investment Partner.

Valuation of Limited Partner Interests and Investments

Our Managing General Partner's board of directors is responsible for reviewing and approving valuations of investments that are carried as assets in our unaudited financial statements, and the board of directors of the Managing Investment Partner is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's unaudited consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying their responsibilities, each board of directors utilizes the services of KKR to determine the fair values of certain investments and the services of an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period. An investment for which market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period, as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of individual investments is determined.

Value of KPE's Limited Partner Interests in the Investment Partnership

Our limited partner interests in the Investment Partnership do not have a readily available market value and are generally valued using fair value pricing. Such limited partner interests are generally valued at an amount that is equal to the aggregate value of the assets of the Investment Partnership that we would receive if such assets were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to us in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's net asset value as of the valuation date, as adjusted to reflect the allocation of net assets to the Investment Partnership's General Partner. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments and related foreign currency transactions, if any, that it records and the net changes in the unrealized appreciation and/or depreciation of the investments and related foreign currency transactions. Such investments are expected to consist of limited partner interests in KKR-sponsored private equity funds, co-investments in portfolio companies of those funds, opportunistic investments and other investments outside the scope of KKR's traditional private equity investments and temporary investments, which are expected to be valued using market prices or fair value pricing as described below.

Values of Limited Partner Interests in KKR-Sponsored Private Equity Funds Held by the Investment Partnership

Limited partner interests in KKR-sponsored private equity funds do not have a readily available market value and are generally valued using fair value pricing. Such limited partner interest is generally valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments that the holder of the limited partner interest would receive if such investments were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to limited partners in accordance with the documentation governing the fund. The Investment Partnership may be required to value such investments at a premium or discount, if other factors lead the Managing Investment Partner to conclude that net asset value does not represent fair value. Each fund's net asset value will increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Values of Co-Investments in Portfolio Companies and Other Equity Investments Held by the Investment Partnership

Depending on the circumstances, co-investments in portfolio companies of KKR-sponsored private equity funds and equity investments that are made in other companies as opportunistic investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When determining fair value, where no market value exists, the value attributed to an investment is generally based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. A market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues, or net asset value) or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, expectations relating to the market's receptivity to an offering of the company's securities, any control associated with interests in the company that are held by KKR and its affiliates including the Investment Partnership, information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Value of Fixed Income Investments Held by the Investment Partnership

Fixed income investments are made as either opportunistic or temporary investments. Depending on the circumstances, these investments may be liquid or illiquid. If an investment is liquid, it is generally valued using period-end market prices. If an investment is illiquid, it is valued at fair value as determined in good faith. When fair value pricing is used, the value attributed to a fixed income investment is generally equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Values of Other Investment Funds Outside the Scope of KKR's Traditional Private Equity Investments Held by the Investment Partnership

Depending on the circumstances, investments in funds outside the scope of KKR's traditional private equity fund investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance. When determining the fair value of investments outside the scope of KKR's traditional private equity fund investments, a similar methodology described above within "Values of Co-Investments in Portfolio Companies and Other Equity Investments Held by the Investment Partnership" is used.

Income Recognition

Income is recognized when earned. KPE records investment income, which is primarily comprised of its proportionate share of the Investment Partnership's investment income, net of expenses, and, less significantly, interest income related to its own cash management activities. In addition, KPE records income in the form of unrealized appreciation or depreciation of our investments. This occurs at the end of each quarterly accounting period when we value our limited partner interests in the Investment Partnership. See "Application of Critical Accounting Policies - Valuation of Limited Partner Interests and Investments" above.

The Investment Partnership records investment income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from its investments and foreign currency transactions at the end of each quarterly accounting period when the investments are valued. See "Application of Critical Accounting Policies – Valuation of Limited Partner Interests and Investments" above. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Taxes and Maintenance of Status as Partnerships for U.S. Federal Tax Purposes

KPE and the Investment Partnership are not taxable entities in Guernsey, have made protective elections to be treated as partnerships for U.S. federal income tax purposes and incur no U.S. federal income tax liability. Certain subsidiaries of the Investment Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each unitholder is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability. Items of income, gain,

loss and deduction of certain subsidiaries of the Investment Partnership are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Our investment polices and procedures provide that our investments must be made in a manner that permits KPE and the Investment Partnership to continue to be treated as partnerships for U.S. federal income tax purposes. To maintain compliance with this requirement, under current U.S. federal income tax laws, 90% or more of each of our respective gross income (determined by reference to gross income included in determining taxable income for U.S. federal income tax purposes) for every taxable year, including any short year resulting from a termination under Section 708 of the U.S. Internal Revenue Code, will be required to consist of "qualifying income" as defined in Section 7704 of the U.S. Internal Revenue Code. Qualifying income generally includes, among other things:

- interest not derived in the conduct of a financial or insurance business or excluded from the term "interest" under section 856(f) of the U.S. Internal Revenue Code, which excludes amounts received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person; and

- dividends and any gain from the disposition of a capital asset held for the production of qualifying interest or dividends.

To assist us in complying with this requirement, our investment policies and procedures provide that KPE and the Investment Partnership:

- may not make equity investments in an entity unless such entity is treated as a corporation for U.S. federal income tax purposes, irrespective of whether such an investment is made directly or indirectly through a KKR fund;

- must have the right to either (i) opt out of any investment that is to be made by a KKR fund when the investment could cause income to be earned or allocated that is not qualifying income or (ii) make the investment through an entity that is treated as a corporation for U.S. federal income tax purposes;

- are permitted to invest in a KKR fund only if such fund agrees to certain procedures with respect to the structuring of the investment that will prevent income from being earned or allocated that is not qualifying income;

- generally may not have management fees payable with respect to a KKR fund reduced by any fee payable to KKR or its affiliates, including any portfolio company monitoring fee, transaction fee or break-up fee;

- in the case of an acquisition of a debt instrument, except through a subsidiary treated as a corporation for U.S. tax purposes, (i) the indebtedness must be in registered form, (ii) the amount of interest payable may not be determined by reference to the income, profits or revenues of any person; (iii) loans are not permitted to be originated, negotiated or serviced; although, up to five loans per year may be participated in, directly or indirectly, provided that the loans are made on the same terms as are provided to KKR investment funds in connection with the funding of a portfolio company acquisition, (iv) interest in revolving credit facilities or other debt instruments are not permitted to be acquired that may require subsequent advances; and (v) forward commitments may not be entered into to acquire a debt instrument from another person;

- are permitted to enter into other derivative contracts for the purposes of hedging interest rate risks and foreign currency exchange rate risk relating to investments;

- are not permitted to act as a dealer with respect to any investment or any position in an investment, except through a subsidiary treated as a corporation for U.S. tax purposes; and

- are not permitted to receive any fees, such as monitoring and transaction fees, with respect to the investments that are made with our capital, except through a subsidiary treated as a corporation for U.S. tax purposes.

Non-Consolidation of Investment Partnership

Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended by Interpretation No. "FIN" 46R, we do not consolidate the results of operations, assets or liabilities of the Investment Partnership in our financial statements. However, KPE does reflect its proportionate share of the Investment Partnership's net investment income in its statement of operations.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions—In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on our unaudited financial statements or the unaudited consolidated financial statements of the Investment Partnership.

Accounting Changes and Error Corrections—In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities—The effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC") but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). A final determination regarding whether the provisions of FIN 46R should be applied by investment companies not regulated by the SEC is expected to be made by the FASB following the issuance of a final Statement of Position by the AICPA on the clarification of the scope of the Guide. At a recent board meeting of the FASB, the FASB did not object to the final issuance of the AICPA's Statement of Position, however, further analysis will be done by the FASB before the issuance of a proposed FASB Staff Position with respect to the application and amendment of FIN 46R, as it applies to investment companies that are not regulated by the SEC. Given this uncertainty, we have not determined the effect, if any, that the provisions of FIN 46R will have on our financial statements or the consolidated financial statements of the Investment Partnership.

Conditional Asset Retirement Obligations—In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Recognition should occur when incurred, generally upon acquisition. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on our unaudited financial statements or the unaudited consolidated financial statements of the Investment Partnership.

Other-Than-Temporary Impairment—In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on our unaudited financial statements or the unaudited consolidated financial statements of the Investment Partnership.

Measuring Fair Value—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not determined the impact that SFAS No. 157 will have on our financial statements or the consolidated financial statements of the Investment Partnership.

Operating Results of KPE for the Quarter Ended September 30, 2006

The operating results of KPE for the quarter ended September 30, 2006 were as follows, with amounts in thousands:

Net investment income allocated from KKR PEI Investments, L.P.:		
Investment income	$	57,894
Expenses		5,114
		52,780
Investment income—Interest income		75
Expenses—General and administrative expenses		2,156
Net investment income		50,699
Unrealized appreciation (depreciation) on investments allocated from KKR PEI Investments L.P.—Net change in unrealized appreciation (depreciation) on limited partner interests:		
KKR PEI Investments, L.P. – Class A		40,081
KKR PEI Investments, L.P. – Class B		(23)
KKR PEI Investments, L.P. – Class C		7,592
Net unrealized gain on investments		47,650
Net increase in net assets resulting from operations	$	98,349

Net Investment Income Allocated from KKR PEI Investments, L.P.

The net investment income of $52.8 million represents our allocated portion of the Investment Partnership's income and expenses, which included interest income, management fees and general and administrative expenses, during the quarter ended September 30, 2006. See "Consolidated Operating Results of the Investment Partnership for the Quarter Ended September 30, 2006" below.

Investment Income

During the quarter ended September 30, 2006, investment income was $0.1 million, which represented interest income from cash management activities.

General and Administrative Expenses

During the quarter ended September 30, 2006, general and administrative expenses were $2.2 million, which included fees for professional services, fees and expenses of our Managing General Partner's board of directors and other administrative costs.

Net Change in Unrealized Appreciation (Depreciation) on Limited Partner Interests

During the quarter ended September 30, 2006, we recorded net unrealized appreciation on our limited partner interests in the Investment Partnership of $47.7 million due to the net underlying increase in the unrealized value of investments held by the Investment Partnership. See "Consolidated Operating Results of the Investment Partnership for the Quarter Ended September 30, 2006" below.

Consolidated Operating Results of the Investment Partnership for the Quarter Ended September 30, 2006

The consolidated operating results of the Investment Partnership for the quarter ended September 30, 2006 were as follows, with amounts in thousands:

	General Partner	Limited Partner	Total
Investment income—Interest income	$ 121	$ 57,894	$ 58,015
Expenses:			
Management fees	—	4,274	4,274
General and administrative expenses	1	840	841
Total expenses	1	5,114	5,115
Net investment income	120	52,780	52,900
Realized and unrealized gains from investments and foreign currency:			
Net realized loss	(2)	(993)	(995)
Net change in unrealized appreciation	101	48,643	48,744
Net gain on investments and foreign currency transactions	99	47,650	47,749
Net increase in net assets resulting from operations	$ 219	$ 100,430	$ 100,649

The Investment Partnership's General Partner was allocated income and expenses related to its $10.0 million capital contribution with respect to its general partner interest. The Investment Partnership did not make any distributions to its General Partner or KPE during the quarter ended September 30, 2006.

Investment Income

During the quarter ended September 30, 2006, investment income was $58.0 million, which represented interest income on cash management activities. Interest was earned at an annualized weighted average rate of 5.4% during the quarter.

Management Fees

Management fees were $4.3 million during the quarter ended September 30, 2006. See "Commitments and Contingencies - Management Fees" below for a more detailed description of the management fee due under the services agreement.

General and Administrative Expenses

During the quarter ended September 30, 2006, general and administrative expenses were $0.8 million, which was comprised of fees for professional services.

Net Realized Loss from Foreign Currency Transactions

During the quarter ended September 30, 2006, the Investment Partnership incurred a loss of $1.0 million as a result of a change in foreign currency exchange rates between the trade and settlement dates related to an investment.

Net Change in Unrealized Appreciation on Investments and Foreign Currency Transactions

During the quarter ended September 30, 2006, the Investment Partnership recorded unrealized appreciation in the amount of $48.7 million in investments, which was comprised of unrealized gains from mark-to-market adjustments related to opportunistic investments of $41.2 million, including gains from foreign currency transactions, and unrealized gains of $7.6 million related to net appreciation during the quarter in the value of the portfolio companies underlying the investments in KKR-sponsored private equity funds.

Operating Results of KPE for the Year-to-Date Period Ended September 30, 2006

The operating results of KPE for the year-to-date period ended September 30, 2006 were as follows, with amounts in thousands:

Net investment income allocated from KKR PEI Investments, L.P.:		
Investment income	$	92,798
Expenses		5,359
		87,439
Investment income—Interest income		180
Expenses - General and administrative expenses		2,636
Net investment income		84,983
Unrealized appreciation (depreciation) on investments allocated from KKR PEI Investments L.P.—Net change in unrealized appreciation (depreciation) on limited partner interests:		
KKR PEI Investments, L.P. – Class A		40,081
KKR PEI Investments, L.P. – Class B		(2,339)
KKR PEI Investments, L.P. – Class C		6,620
Net unrealized gain on investments		44,362
Net increase in net assets resulting from operations	$	129,345

Net Investment Income Allocated from KKR PEI Investments, L.P.

The net investment income of $87.4 million represents our allocated portion of the Investment Partnership's income and expenses, which included interest income, management fees and general and administrative expenses, during the year-to-date period ended September 30, 2006. See "Consolidated Operating Results of the Investment Partnership for the Year-to-Date Period Ended September 30, 2006" below.

Investment Income

During the year-to-date period ended September 30, 2006, investment income was $0.2 million, which represented interest income from cash management activities.

General and Administrative Expenses

During the year-to-date period ended September 30, 2006, general and administrative expenses were $2.6 million, which included fees for professional services, fees and expenses of our Managing General Partner's board of directors and other administrative costs.

Net Change in Unrealized Appreciation (Depreciation) on Limited Partner Interests

During the year-to-date period ended September 30, 2006, we recorded net unrealized appreciation on our limited partner interests in the Investment Partnership of $44.4 million due to the net underlying increase in the unrealized value of investments held by the Investment Partnership. See "Consolidated Operating Results of the Investment Partnership for the Year-to-Date period Ended September 30, 2006" below.

Net Increase in Net Assets Resulting from Operations

During the year-to-date period ended September 30, 2006, the net increase in net assets resulting from operations was $129.3 million. The total increase in net assets during the year-to-date period ended September 30, 2006 was $4,959.4 million, which was primarily a result of the receipt of proceeds from the initial offering of $4,830.1 million, which were net of offering costs of $283.7 million.

Consolidated Operating Results of the Investment Partnership for the Year-to-Date Period Ended September 30, 2006

The consolidated operating results of the Investment Partnership for the year-to-date period ended September 30, 2006 were as follows, with amounts in thousands:

	General Partner	Limited Partner	Total
Investment income—Interest income	$ 193	$ 92,798	$ 92,991
Expenses:			
Management fees	—	4,395	4,395
General and administrative expenses	1	964	965
Total expenses	1	5,359	5,360
Net investment income	192	87,439	87,631
Realized and unrealized gains from investments and foreign currency:			
Net realized loss	(2)	(993)	(995)
Net change in unrealized appreciation	94	45,355	45,449
Net gain on investments and foreign currency transactions	92	44,362	44,454
Net increase in net assets resulting from operations	$ 284	$ 131,801	$ 132,085

The Investment Partnership's General Partner was allocated income and expenses related to its $10.0 million capital contribution with respect to its general partner interest. The Investment Partnership did not make any distributions to its General Partner or KPE during the year-to-date period ended September 30, 2006.

Investment Income

During the year-to-date period ended September 30, 2006, investment income was $93.0 million, which represented interest income on cash management activities. Interest was earned at an annualized weighted average rate of 5.3% during the year-to-date period.

Management Fees

Management fees were $4.4 million during the year-to-date period ended September 30, 2006. See "Commitments and Contingencies - Management Fees" below for a more detailed description of the management fee due under the services agreement.

General and Administrative Expenses

During the year-to-date period ended September 30, 2006, general and administrative expenses were $1.0 million, which was comprised of fees for professional services.

Net Realized Loss from Foreign Currency Transactions

During the year-to-date period ended September 30, 2006, the Investment Partnership incurred a loss of $1.0 million as a result of a change in foreign currency exchange rates between the trade and settlement dates related to an investment.

Net Change in Unrealized Appreciation on Investments and Foreign Currency Transactions

During the year-to-date period ended September 30, 2006, the Investment Partnership recorded unrealized appreciation in the amount of $45.4 million, which was comprised of unrealized gains from mark-to-market adjustments related to opportunistic investments of $41.2 million, including gains from foreign currency transactions. In addition, unrealized gains of $6.6 million were recorded related to net appreciation in the value of the portfolio companies underlying the investments in KKR-sponsored private equity funds and unrealized depreciation of $2.3 million was recorded as a result of payment of sellers' contractual carrying costs at the time of acquiring certain investments.

Net Increase in Net Assets Resulting from Operations

During the year-to-date period ended September 30, 2006, the net increase in net assets resulting from operations was $132.1 million. In addition, the Investment Partnership received total capital contributions of $4,836.6 million, which resulted in a total net increase in net assets during the year-to-date period ended September 30, 2006 of $4,968.7 million.

Liquidity and Capital Resources

Our Sources of Cash and Liquidity Needs

Our primary uses of cash are to make capital contributions to the Investment Partnership for use in investments, to make distributions to our unitholders, if and when declared by our Managing General Partner's board of directors, and to pay our operating expenses. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund our working capital requirements.

Our initial sources of liquidity were the capital contributions received in connection with the initial offering of common units and related transactions. See a description of the initial offering above under "Introduction to Interim Financials—KPE's Initial Offering and Capital Contribution to the Investment Partnership." We contributed substantially all of this cash to the Investment Partnership for use in connection with our limited partner interests and, as a result, our future liquidity depends primarily on distributions made to us by the Investment Partnership, capital contributions that we receive in connection with the issuance of additional common units, or other securities and borrowings.

We expect to receive distributions from the Investment Partnership from time to time to assist us in making distributions to our unitholders, if and when declared by our Managing General Partner's board of directors, and to allow us to pay our operating expenses as they become due. We believe that the Investment Partnership will fund its distributions with returns generated by the private equity, opportunistic and other investments outside the scope of KKR's traditional private equity investments and temporary investments that it makes. The ability of the Investment Partnership to make cash distributions to us will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Investment Partnership, restrictions on cash distributions that are imposed by applicable law or the organizational documents of the Investment Partnership, the timing and amount of cash generated by investments that are made by the Investment Partnership, any contingent liabilities to which the Investment Partnership may be subject, the amount of taxable income generated by the Investment Partnership and other factors that the Managing Investment Partner deems relevant. During the quarter and year-to-date periods ended September 30, 2006, we did not receive any distributions from the Investment Partnership

Prior to the completion of the initial offering and related transactions, we entered into an investment agreement with KKR that provided us with an additional source of liquidity. Under the investment agreement, KKR agreed to cause its affiliates to contribute to us, on a quarterly basis, an amount equal to 25% of the aggregate pre-

tax cash distributions, if any, that are made during such quarter pursuant to the carried interest and incentive distribution rights that are applicable to the Investment Partnership's investments in exchange for newly issued common units. The purchase price for the common units that we will issue pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of our common units as quoted by the primary securities exchange on which our common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period our common units are not listed or admitted to trading on any securities exchange or there have not been any sales of our common units on the primary securities exchange on which our common units are then listed or admitted to trading, the fair value of our common units will be determined jointly by KKR and the board of directors of the Managing General Partner (with the special approval of a majority of its independent directors).

We may also issue additional common units and other securities to other investors with the objective of increasing our available capital. We generally expect to contribute to the Investment Partnership the net cash proceeds that we receive from the issuance of common units or other securities to the extent that such cash is not used to fund distributions to our unitholders or to pay our operating and other expenses. We expect that such contributions will be used by the Investment Partnership to make investments that meet our investment criteria as set forth in our investment policies and procedures and our limited partnership agreement.

We may enter into a working capital facility with one or more lenders for the purpose of providing us with an additional source of liquidity. If we enter into such a facility, we anticipate that we will draw funds under the credit facility primarily in connection with the funding of short-term liquidity needs. As of September 30, 2006, we had not entered into such a facility.

At September 30, 2006, KPE's cash balance was $3.1 million. During the year-to-date period ended September 30, 2006, cash provided by financing activities was $4,830.1 million, which resulted from partners' capital contributions, net of offering costs. Cash provided by financing activities was offset by $4,827.0 million of cash used in operating activities due in substantial part to the acquisition of limited partner interests in the Investment Partnership.

The Investment Partnership's Sources of Cash and Liquidity Needs

The Investment Partnership uses its cash primarily to fund investments, to make distributions to us, to pay its operating expenses and to make any payments to KKR affiliates pursuant to the carried interest that is applicable to co-investments and the incentive distribution rights that are applicable to opportunistic and temporary investments. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund the working capital requirements of the Investment Partnership.

The Investment Partnership used the cash received from us in connection with the initial offering and related transactions to fund its initial liquidity needs. See a description of the initial offering above under "Introduction to Interim Financial Report—KPE's Initial Offering and Capital Contribution to the Investment Partnership." Because the Investment Partnership is expected to follow the over-commitment approach described below under "—Commitments and Contingencies—Commitments to Private Equity Funds" when making investments in private equity funds, the amount of capital committed by the Investment Partnership for future private equity investments may ultimately exceed its available cash at a given time. Any available cash that is held by the Investment Partnership is temporarily invested in accordance with our cash management policy, which provides liquidity for funding capital calls that may be made by the private equity funds in which it has made commitments.

The Investment Partnership receives cash from time to time from the investments that it makes. This cash is in the form of capital gains and dividends on equity investments, payments of interest and principal on fixed income investments and cash consideration received in connection with the disposal of investments. Temporary investments made in connection with our cash management activities provide a more regular source of cash than less liquid private equity and opportunistic investments and other investments outside the scope of KKR's traditional private equity investments, but generate returns that we expect to be generally lower than our other investments. Other than amounts that are used to pay expenses or that are distributed to us, any returns generated by investments made by the Investment Partnership are reinvested in accordance with our investment policies and procedures.

We intend to make further capital contributions to the Investment Partnership from time to time in the future with the objective of increasing the amount of investments that are made on our behalf. We believe that our further capital contributions will consist primarily of the capital contributions that we receive from investors in connection with future issuances of common units, including common units issued to affiliates of KKR pursuant to our investment

agreement. We may also contribute to the Investment Partnership additional limited partner interests in KKR's private equity funds that we acquire in secondary market transactions in exchange for our common units or other partnership securities. While those limited partner interests will not provide an immediate source of liquidity, they may generate cash returns that can be used to fund future liquidity needs.

We expect that the Investment Partnership may enter into one or more credit facilities and other financial instruments from time to time with the objective of increasing the amount of cash that it has available for working capital or for making opportunistic investments or temporary investments. We believe that these debt financing arrangements will initially consist of a working capital facility that may be used to fund short-term liquidity needs, warehousing credit facilities under which specific investments will be pledged as collateral to a warehouse lender and repurchase agreements pursuant to which particular investments will be sold to counterparties with an agreement to repurchase the investments at a price equal to the sale price plus an interest factor. The Investment Partnership may also use match-funded, non-recourse debt in the form of securitization transactions, collateralized debt obligations or one or more extendible asset-backed commercial paper programs in order to leverage investments. Depending on the circumstances, other forms of indebtedness may also be used. At September 30, 2006, the Investment Partnership had not entered into any debt financing arrangements.

At September 30, 2006, the Investment Partnership's cash balance was $2,632.2 million. During the year-to-date period ended September 30, 2006, cash provided by financing activities was $4,836.6 million, which resulted from partners' capital contributions. Cash provided by financing activities was offset by $2,204.3 million of cash used in operating activities due primarily to cash deposited in a short-term deposit account, investments in KKR-sponsored private equity funds, co-investments in portfolio companies of those funds and opportunistic investments.

Commitments and Contingencies

Private Equity and Other Commitments

At September 30, 2006, the Investment Partnership had the following commitments, with amounts in thousands:

	Capital Commitment	Remaining Amount of Commitment to Fund
KKR 2006 Fund L.P.	$ 1,975,000	$ 1,947,276
KKR Strategic Capital Institutional Fund, Ltd.	175,000	175,000
KKR Millennium Fund L.P.	160,000	17,134
KKR European Fund II, Limited Partnership	100,000	65,319
	$ 2,410,000	$ 2,204,729

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated.

As is common with investments in investment funds, we expect that the Investment Partnership will generally follow an over-commitment approach when making investments in KKR-sponsored investment funds in order to maximize the amount of capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Investment Partnership to investments funds at a given time may exceed the aggregate amount of cash that the Investment Partnership has available for immediate investment. Because the general partners of KKR-sponsored private equity funds are permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Investment Partnership is required to time investments and manage available cash in a manner that allows them to fund its capital commitments as and when capital calls are made. As the service provider under the services agreement, KKR is primarily responsible for carrying out these activities for the Investment Partnership. KKR will take into account expected cash flows to and from investments, including cash flows to and from its investment funds, when planning investment and cash management activities with the objective of seeking to ensure that the Investment Partnership is able to honor its commitments to funds as and when they become due. At September 30, 2006, the Investment Partnership was not over-committed.

Foreign Currency Contracts

During the quarter ended September 30, 2006, the Investment Partnership entered into forward foreign currency exchange contracts primarily to economically hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated investments. The Investment Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net equity in the contracts is the difference between the forward foreign exchange rates at the date of entry into the contracts and the forward rates at the reporting date and is included in the consolidated statement of assets and liabilities of the Investment Partnership.

Debt Obligations

We expect to incur indebtedness to fund our liquidity needs and expect that the Investment Partnership will incur indebtedness to fund its liquidity needs, to leverage opportunistic investments and potentially to leverage certain temporary investments. The entry into debt financing arrangements will subject us and the Investment Partnership to contractual obligations relating to the periodic payment of interest, the repayment of borrowed principal and, if repurchase agreements are used, obligations to repurchase investments at a specified price plus an interest factor. At September 30, 2006, we and the Investment Partnership were not parties to any debt financing arrangements.

Management Fees

Under the services agreement, we and the other service recipients jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of limited partner interests in our partnership, after deducting any managers' commissions, placement fees and other expenses relating to the issuance, plus our cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that we paid for repurchases of limited partner interests in our partnership.

The foregoing calculation of our "equity" would be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP and (ii) any non-cash items jointly agreed to by the Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of our operations, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of our operations when the definition of our equity will not take into account temporary investments, our equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that we and the other services recipients, as limited partners of KKR-sponsored investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that we contribute to KKR-sponsored investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that we may pay third parties in the future in connection with our investments and (iii) subject to certain limitations, until such time as the profits on our investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interest in the investments in KKR-sponsored investment funds. To the extent that the amount of the management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR is required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

The management fee payable under the services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with our investments, including any transaction or monitoring fees that are paid by a portfolio company in which we make a co-investment or that are paid with respect to any opportunistic investments and other investments outside the scope of KKR's traditional private equity investments.

The Investment Partnership is required to fund a portion of the management fee that KKR, in its capacity as a fund investment manager, receives under its investment management agreements with the investment funds in which they invest. Depending on whether a fund has made an initial investment, the Investment Partnership is required either to pay such fees directly or to contribute capital to the fund for the purposes of funding such fees. The amounts funded by the Investment Partnership, regardless of whether KKR receives such amounts in the form of a management fee or otherwise, will be credited in current or future periods against the separate management fee that is payable under the services agreement with KKR. Subject to certain limitations, the management fee that is payable under the services agreement will be further reduced.

Carried Interest and Incentive Distributions

Except as described below, each investment that is made by the Investment Partnership is subject either to one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The Investment Partnership's General Partner is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the co-investment carried interest.

- The Investment Partnership's General Partner is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of our opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of our initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Investment Partnership's General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- The fund manager of a KKR-sponsored investment fund that is not a private equity fund in which an investment is made is generally entitled to an incentive distribution specific to the particular investment fund. The amount and calculation of the incentive distribution may vary from fund to fund.

- In addition, to the extent the Investment Partnership acquires a limited partner interest in a KKR-sponsored investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Investment Partnership's General Partner may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Investment Partnership's General Partner may be reduced to the extent that the Investment Partnership acquires a limited partner interest in a KKR-sponsored investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions, the Investment Partnership's General Partner will forego its incentive amounts in opportunistic and temporary investments and its carried interest in co-investments.

In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on the amount of carried interest distributions made to the general partners of its investment funds in respect of the Investment Partnership's investments.

Legal Proceedings

As with any partnership, we may become subject to claims and litigation arising in the ordinary course of business. We do not believe that we or the Investment Partnership have any pending or threatened legal proceedings that would have a material adverse effect on our financial position, operating results or cash flows.

Exposure to Market Risks

We are exposed to a number of market risks due to the types of investments that we make and the manner in which we and the Investment Partnership raise capital. We believe that our exposure to market risks will relate primarily to changes in the values of publicly traded securities that are held for investment, movements in prevailing interest rates and changes in foreign currency exchange rates. We seek to mitigate such market risks through the use of hedging arrangements and derivative instruments, which could subject us to additional market risks. KKR, as the service provider under the services agreement, is responsible for monitoring all market risks and for carrying out risk management activities relating to our investments. Our investment policies and procedures prohibit KKR from entering into hedging or derivative transactions for speculative purposes.

Securities Market Risks

The opportunistic and temporary investments, as well as other investments outside the scope of KKR's traditional private equity investments, include investments in publicly traded securities. The Investment Partnership and the private equity funds in which it invests may also make investments in portfolio companies whose securities are publicly held in connection with a recapitalization, exiting an investment, or otherwise. The market prices of publicly traded securities may be volatile and are likely to fluctuate due to a number of factors beyond our control. These factors include actual or anticipated fluctuations in the quarterly and annual results of such companies or of other companies in the industries in which they operate, market perceptions concerning the availability of additional securities for sale, general economic, social or political developments, industry conditions, changes in government regulation, shortfalls in operating results from levels forecast by securities analysts, the general state of the securities markets and other material events, such as significant management changes, refinancings, acquisitions and dispositions. The Investment Partnership is required to value investments in publicly traded securities based on current market prices at the end of each accounting period, which may lead to significant changes in the net asset values and operating results that it reports from quarter to quarter.

Interest Rate Risks

KPE and the Investment Partnership may incur indebtedness to fund liquidity needs and, in the case of the Investment Partnership, to leverage opportunistic investments, certain temporary investments and other investments outside the scope of KKR's traditional private equity investments. The Investment Partnership may also make fixed income investments that are sensitive to changes in interest rates. As a result, we are exposed to risks associated with movements in prevailing interest rates. An increase in interest rates may make it more difficult or expensive for us or for the Investment Partnership to obtain debt financing, may negatively impact the values of fixed income investments and may decrease the returns that our investments generate.

We are subject to additional risks associated with changes in prevailing interest rates due to the fact that our capital is invested in portfolio companies whose capital structures may likely have a significant degree of indebtedness. Investments in highly leveraged companies are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would be the case if money had not been borrowed. As a result, the risk of loss associated with an investment in a leveraged company is generally greater than for companies with comparatively less debt.

Foreign Currency Risks

Our functional currency and the functional currency of the Investment Partnership is the U.S. dollar. When valuing investments that are denominated in currencies other than the U.S. dollar, we and the Investment Partnership are required to convert the values of such investments into U.S. dollars based on prevailing exchange rates as of the end of the applicable accounting period. As a result, changes in exchange rates between the U.S. dollar and other

currencies could lead to significant changes in the net asset values that we and the Investment Partnership report from quarter to quarter. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. See "Note 2. Summary of Significant Accounting Policies – Foreign Currency Contracts" within the unaudited consolidated financial statements of the Investment Partnership included elsewhere within this report.

Hedging Arrangements and Risk Management

When managing our exposure to market risks, KKR uses one or more of the following: forward contracts, options, swaps, caps, collars and floors or pursues other strategies or other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates and currency exchange rates. The scope of risk management activities undertaken by KKR will vary based on the level and volatility of interest rates, prevailing foreign currency exchange rates, the type of investments that are made and other changing market conditions. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. However, such activities can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of the position. Such transactions may also limit the opportunity for gain if the value of a position increases. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price.

The success of any hedging or other derivative transactions that KKR enters into generally depends on KKR's ability to correctly predict market changes. As a result, while KKR may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. Moreover, for a variety of reasons, KKR may not seek or be successful in establishing a perfect correlation between the instruments used in hedging or other derivative transactions and the position being hedged. An imperfect correlation could prevent KKR from achieving the intended result and create new risks of loss. In addition, it may not be possible to fully or perfectly limit our exposure against all changes in the values of our investments, because the values of our investments are likely to fluctuate as a result of a number of factors, some of which will be beyond our control.

* * * * * *

UNAUDITED FINANCIAL STATEMENTS OF KKR PRIVATE EQUITY INVESTORS, L.P.

INDEX TO FINANCIAL STATEMENTS

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
(Amounts in thousands, except unit and per unit amounts)

		September 30, 2006
ASSETS:		
Investments in limited partner interests, at fair value:		
KKR PEI Investments, L.P. – Class A (cost of $3,748,824)	$	3,876,344
KKR PEI Investments, L.P. – Class B (cost of $586,106)		583,767
KKR PEI Investments, L.P. – Class C (cost of $491,638)		498,258
KKR PEI Investments, L.P. – Class D (cost of $0)		—
		4,958,369
Cash and cash equivalents		3,059
Interest receivable		18
Prepaid expenses		203
Total assets		4,961,649
LIABILITIES:		
Due to affiliate		427
Accrued liabilities		1,804
Total liabilities		2,231
NET ASSETS	$	4,959, 418
NET ASSETS CONSIST OF:		
Partners' capital contributions (204,550,001 common units outstanding)	$	5,113,750
Offering costs		(283,677)
Net increase in net assets resulting from operations		129,345
	$	4,959,418
Net asset value per common unit	$	24.25
Market price at September 30, 2006	$	21.25

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	Quarter Ended September 30, 2006	From April 18, 2006 (Date of Formation) to September 30, 2006
NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:		
Interest income	$ 57,894	$ 92,798
Expenses	5,114	5,359
	52,780	87,439
INVESTMENT INCOME—Interest income	75	180
EXPENSES—General and administrative expenses	2,156	2,636
NET INVESTMENT INCOME	50,699	84,983
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS ALLOCATED FROM KKR PEI INVESTMENTS, L.P.— Net change in unrealized appreciation (depreciation) on limited partner interests:		
KKR PEI Investments, L.P. – Class A	40,081	40,081
KKR PEI Investments, L.P. – Class B	(23)	(2,339)
KKR PEI Investments, L.P. – Class C	7,592	6,620
Net unrealized gain on investments	47,650	44,362
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 98,349	$ 129,345

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)
(Amounts in thousands, except unit amounts)

		From April 18, 2006 (Date of Formation) to September 30, 2006
INCREASE IN NET ASSETS FROM OPERATIONS:		
Net investment income	$	84,983
Net change in unrealized appreciation on limited partner interests		44,362
Net increase in net assets resulting from operations		129,345
NET INCREASE FROM CAPITAL TRANSACTIONS:		
Partners' capital contributions (sold 204,550,001 common units)		5,113,750
Offering costs		(283,677)
Net increase from capital transactions		4,830,073
INCREASE IN NET ASSETS		4,959,418
NET ASSETS—Beginning of period		—
NET ASSETS—End of period	$	4,959,418

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF CASH FLOWS (UNAUDITED)
(Amounts in thousands)

	From April 18, 2006 (Date of Formation) to September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 129,345
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:	
Net investment income allocated from KKR PEI Investments, L.P	(87,439)
Net change in unrealized appreciation on limited partner interests	(44,362)
Changes in operating assets and liabilities:	
Purchase of limited partner interests	(4,826,568)
Increase in interest receivable	(18)
Increase in prepaid expenses	(203)
Increase in due to affiliate	427
Increase in accrued liabilities	1,804
Net cash flows used in operating activities	(4,827,014)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partners' capital contributions	5,113,750
Offering costs	(283,677)
Net cash flows provided by financing activities	4,830,073
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,059
CASH AND CASH EQUIVALENTS—Beginning of period	—
CASH AND CASH EQUIVALENTS—End of period	$ 3,059

See accompanying notes to unaudited financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
AS OF SEPTEMBER 30, 2006, AND FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO SEPTEMBER 30, 2006

1. BUSINESS

KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that is comprised of (i) KKR Guernsey GP Limited (the "Managing General Partner"), which holds 100% of the general partner interests in KPE, and (ii) the holders of limited partner interests in KPE. KPE's limited partner interests consist of one common unit that is held by the Managing General Partner, as a limited partner, and 204,550,000 common units that are held by other limited partners. The common units are non-voting and have been listed on Euronext Amsterdam N.V.'s Eurolist by Euronext ("Euronext Amsterdam") under the symbol "KPE."

The Managing General Partner is a Guernsey limited company that is owned by individuals who are affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Managing General Partner is responsible for managing the business and affairs of KPE. KPE's business consists of making investments in KKR-sponsored private equity funds, making direct co-investments in portfolio companies of those funds, pursuing opportunistic investments and other investments outside the scope of KKR's traditional private equity investments, and making temporary investments in connection with cash management activities. KPE generally makes all of these investments through KKR PEI Investments, L.P. (the "Investment Partnership"), of which it is the sole limited partner.

The Investment Partnership is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Investment Partnership's General Partner"), which holds 100% of the general partner interests in the Investment Partnership, which represented a 0.2% interest at September 30, 2006, and (ii) KPE, which holds 100% of the limited partner interests in the Investment Partnership, which represented a 99.8% interest at September 30, 2006. As the Investment Partnership's sole general partner, the Investment Partnership's General Partner is responsible for managing the business and affairs of the Investment Partnership. Because the Investment Partnership's General Partner is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investment Partner"), a Guernsey limited company that is owned by individuals who are affiliated with KKR, effectively is responsible for managing the Investment Partnership's business and affairs.

The Investment Partnership's limited partnership agreement provides that the investments it makes must comply with the investment policies and procedures that are established from time to time by the Managing General Partner's board of directors on behalf of KPE. KPE's investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR-sponsored private equity investments and no more than 25% of its adjusted assets in opportunistic investments and other investments outside the scope of KKR's traditional private equity investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. For the purposes of this requirement, all investments other than opportunistic and other investments outside the scope of KKR's traditional private equity investments are treated as KKR-sponsored private equity investments.

KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner and the Managing Investment Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner.

In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to KPE and the Investment Partnership, of which $65.0 million was contributed to KPE in exchange for common units and $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership. In addition, under an investment agreement

that KPE entered into with KKR in connection with the initial offering, KKR has agreed to cause its affiliates to acquire additional common units from KPE on a quarterly basis in an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to KKR and its affiliates pursuant to the carried interests and incentive distribution rights that are applicable to investments that are made through the Investment Partnership. Common units issued to KKR's affiliates in connection with the initial offering or pursuant to the investment agreement are subject to a general prohibition on transfers for a period of three years from the date of issuance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited financial statements of KPE were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. dollars. KKR, on KPE's behalf, submitted a request letter and received temporary approval from the Netherlands Authority for the Financial Markets exempting KPE from preparing its financial statements in conformity with Dutch GAAP or International Financial Reporting Standards ("IFRS") until the Netherlands Minister of Finance decides otherwise or specific legislation and regulations in respect of the equivalence of U.S. GAAP and IFRS are established at a European level.

Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended by Interpretation No. ("FIN") 46R, KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements. See Note 2. "Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements—Consolidation of Variable Interest Entities". The unaudited consolidated financial statements of the Investment Partnership, including a schedule of its investments, are included elsewhere within this report and should be read in conjunction with KPE's unaudited financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of KPE's limited partner interests in the Investment Partnership and the underlying valuation of the Investment Partnership's investments involve estimates and are subject to the judgment of the Managing General Partner and the Managing Investment Partner, respectively.

KPE utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of the results for a full fiscal year. The financial results presented herein include activity for the three months ended September 30, 2006, referred to as "the quarter ended September 30, 2006," and from the formation of KPE on April 18, 2006 through September 30, 2006, referred to as "the year-to-date period ended September 30, 2006." The operations of KPE effectively commenced on May 10, 2006, upon receipt of the net proceeds from the initial offering. See Note 5, "Initial Offering".

Valuation of Limited Partner Interests

KPE records its investment in the Investment Partnership at fair value. Valuation of securities held by the Investment Partnership is further discussed in the notes to the Investment Partnership's unaudited consolidated financial statements, which are included elsewhere within this report.

KPE's investments in limited partner interests in the Investment Partnership do not have a readily available market and were valued by the Managing General Partner and recorded at the determined fair value. Such limited partner interests are generally valued at an amount that is equal to the aggregate unrealized value of the consolidated assets of the Investment Partnership that KPE would receive if such assets were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to KPE in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the

Investment Partnership's consolidated net asset value as of the valuation date, as adjusted to reflect the allocation of consolidated net assets to the Investment Partnership's General Partner. The Investment Partnership's consolidated net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments and related foreign currency transactions, if any, that it records and the net changes in the unrealized appreciation and/or depreciation of its investments and related foreign currency transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Prepaid Expenses

At September 30, 2006, prepaid expenses were comprised of insurance payments and payments for other professional services, which are amortized on a straight-line basis over the related period.

Net Investment Income

Income is recognized when earned. KPE records its proportionate share of the Investment Partnership's investment income, net of expenses. In addition, KPE records its own investment income, which was primarily comprised of interest income related to cash management activities during the quarter and year-to-date periods ended September 30, 2006. Investment income is presented net of general and administrative expenses in the statement of operations.

General and Administrative Expenses

Expenses are recognized when incurred. General and administrative expenses are limited to the expenses that KPE directly incurs. These expenses consist primarily of KPE's share, if applicable, of the total management fees that are payable under the services agreement, expenses of KKR that are attributable to KPE's operations and reimbursable under the services agreement, the directors' fees and expenses that the Managing General Partner pays to its independent directors, professional fees and other administrative costs.

Neither KPE nor its Managing General Partner employs any of the individuals who carry out the day-to-day management and operations of KPE. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to KPE for its benefit under the services agreement with KKR. None of these individuals, including the Managing General Partner's chief financial officer, are required to be dedicated full-time to KPE.

Taxes

KPE is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Instead, each unitholder is required to take into account its allocable share of items of income, gain, loss and deduction of KPE in computing its U.S. federal income tax liability.

Distribution Policy

The Managing General Partner has adopted a distribution policy for KPE whereby KPE may make distributions, which will be payable to all unitholders, on a quarterly basis in an amount in U.S. dollars that is generally expected to be sufficient to permit U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on KPE. For any particular unitholder, such distributions may not be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. Under KPE's limited partnership agreement, distributions to the unitholders will be made only as determined by the Managing General Partner in its sole discretion. There were no distributions made to unitholders during the quarter and year-to-date periods

ended September 30, 2006. However, subsequent to September 30, 2006, a distribution was declared by the board of directors of the Managing General Partner. See Note 9 "Subsequent Events" below.

Guarantees

In November 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees,* which elaborates on the disclosures to be made in the financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN 45, at the inception of guarantees issued, KPE will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. KPE did not have any such guarantees in place at September 30, 2006.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the unaudited financial statements of KPE.

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities

The effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC"), but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). A final determination regarding whether the provisions of FIN 46R should be applied by investment companies not regulated by the SEC is expected to be made by the FASB following the issuance of a final Statement of Position by the AICPA on the clarification of the scope of the Guide. At a recent board meeting of the FASB, the FASB did not object to the final issuance of the AICPA's Statement of Position, however, further analysis will be done by the FASB before the issuance of a proposed FASB Staff Position with respect to the application and amendment of FIN 46R, as it applies to investment companies that are not regulated by the SEC. Given this uncertainty, KPE has not determined the effect, if any, that the provisions of FIN 46R will have on its financial statements.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing

and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Recognition should occur when incurred, generally upon acquisition. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the unaudited financial statements of KPE.

Other-Than-Temporary-Impairment

In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the unaudited financial statements of KPE.

Measuring Fair Value

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not determined the impact that SFAS No. 157 will have on KPE's financial statements.

3. INVESTMENTS IN LIMITED PARTNER INTERESTS OF THE INVESTMENT PARTNERSHIP

At September 30, 2006, KPE's limited partner interests in the Investment Partnership consisted of Class A, Class B, Class C and Class D interests. The Class A limited partner interest relates to the opportunistic and temporary investments held by the Investment Partnership. The Class B limited partner interest relates to co-investments made by the Investment Partnership in portfolio companies of KKR-sponsored private equity funds. The Class C interest relates to investments made by the Investment Partnership in private equity funds that are sponsored by KKR. The Class D interest relates to investments made by the Investment Partnership in KKR-sponsored investment funds that are not private equity funds.

At September 30, 2006, the investments in limited partner interests of the Investment Partnership were as follows, with amounts in thousands:

	Interests				
	Class A	Class B	Class C	Class D	Total
Beginning balance at May 10, 2006 (date of commencement)	$ —	$ —	$ —	$ —	$ —
Capital contributions	4,826,568	—	—	—	4,826,568
Transfers between classes for purchases of investments	(1,077,744)	586,106	491,638	—	—
Net investment income	87,439	—	—	—	87,439
Net change in unrealized appreciation on limited partner interests	40,081	(2,339)	6,620	—	44,362
Ending balance at September 30, 2006	$ 3,876,344	$ 583,767	$ 498,258	$ —	$ 4,958,369

Although investments made with KPE's capital by the Investment Partnership do not appear as investments in KPE's financial statements, KPE is the primary beneficiary of such investments and bears substantially all of the risk of loss.

4. ACCRUED LIABILITIES

At September 30, 2006, accrued liabilities were comprised of payments owed to vendors for services provided to KPE in the normal course of business, such as professional fees.

5. INITIAL OFFERING

On May 10, 2006, in connection with the initial offering of the common units, KPE issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing General Partner. The issue price for the common units was $25.00 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other expenses, of $5,065.0 million.

In addition, 30,000,000 common units were issued to the Managing General Partner pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million, and the unsold common units were returned and cancelled.

Upon completion of the foregoing transactions, KPE had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees and other expenses, were $283.7 million, which were reflected as a capital transaction in the statement of assets and liabilities. The transactions related to the initial offering and related transactions resulted in aggregate net proceeds to KPE of $4,830.1 million.

KPE has established a restricted deposit facility for a portion of its common units pursuant to which common units are deposited with a depositary bank in exchange for restricted depositary units that are evidenced by restricted depositary receipts, subject to compliance with applicable ownership and transfer restrictions. The restricted depositary units ("RDUs") have not been listed on any securities exchange.

6. RELATIONSHIP WITH KKR AND RELATED-PARTY TRANSACTIONS

Subject to the supervision of the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner, KKR assists KPE and the Investment Partnership in selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting investments and managing uninvested capital. These investment activities are carried out by KKR's investment

professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its private equity funds. As the service provider, KKR's involvement in the investments of KPE and the Investment Partnership relate primarily to the investments of the Investment Partnership in KKR-sponsored private equity funds, direct co-investments in portfolio companies of those funds, opportunistic investments and other investments outside the scope of KKR's traditional private equity investments and cash management activities.

Services Agreement and Management Fee

KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner and the Managing Investment Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing General Partner and the board of directors of the Managing Investment Partner.

Under the services agreement, KPE and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) KPE's equity up to and including $3 billion multiplied by 1.25% plus (ii) KPE's equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the issuance, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the commencement of KPE's operations, for the purposes of the management fee calculation, equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of KPE's operations when the definition of equity will not take into account temporary investments, equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that KPE and the other service recipients, as limited partners of KKR-sponsored investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that KPE contributes to KKR-sponsored investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that KPE may pay third parties in the future in connection with the service recipients' investments and (iii) subject to certain limitations, until such time as the profits on investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interests in the investments in KKR-sponsored investment funds. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

During the quarter and year-to-date periods ended September 30, 2006, KPE did not make any payments or accrue any liabilities related to the management fee. The Investment Partnership, however, recorded management fee expense of $4.3 million and $4.4 million during the quarter and year-to-date periods ended September 30, 2006, respectively. At September 30, 2006, the amount due to affiliate of $0.4 million represented reimbursable direct expenses, which was recorded on KPE's statement of assets and liabilities.

The services agreement contains certain provisions requiring KPE and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. The Managing General Partner has evaluated the impact of these guarantees on the unaudited financial statements and determined that they are immaterial.

Carried Interests and Incentive Distributions

Except as described below, each investment that is made by the Investment Partnership is subject to either one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The Investment Partnership's General Partner is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the co-investment carried interest.

- The Investment Partnership's General Partner is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of KPE's initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Investment Partnership's General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- The fund manager of a KKR-sponsored investment fund that is not a private equity fund in which an investment is made is generally entitled to an incentive distribution specific to the particular investment fund. The amount and calculation of the incentive distribution may vary from fund to fund.

- In addition, to the extent the Investment Partnership acquires a limited partner interest in a KKR-sponsored investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Investment Partnership's General Partner may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Investment Partnership's General Partner may be reduced to the extent that the Investment Partnership acquires a limited partner interest in a KKR-sponsored investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions, the Investment Partnership's General Partner will forego its incentive amounts in opportunistic and temporary investments and its carried interest in co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the

services agreement based on, among other things, the amount of carried interest distributions made to the general partners of its investment funds in respect of the Investment Partnership's investments.

Investment Agreement

In connection with the initial offering, KPE entered into an investment agreement with KKR pursuant to which KKR agreed to cause its affiliates to enter into subscription agreements pursuant to which they will agree to contribute to KPE on a quarterly basis an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to them in respect of the carried interests and incentive distribution rights that are described above in exchange for newly issued common units. The amount of distributions that KKR's affiliates will be required to contribute to KPE will equal the sum of:

- Except as described below, 25% of each carried interest cash distribution that is made by a KKR-sponsored investment fund to the fund's general partner in connection with a portfolio investment, multiplied by a fraction, the numerator of which is the notional amount of capital contributed to the fund by the Investment Partnership (or any person from whom the Investment Partnership acquired its limited partner interest) in connection with the investment and the denominator of which is the aggregate capital contributed to the fund by all limited partners in connection with the investment;

- 25% of each carried interest cash distribution that is made to the Investment Partnership's General Partner in respect of a co-investment that is made by the Investment Partnership; and

- 25% of each incentive cash distribution that is made to the Investment Partnership's General Partner in respect of opportunistic and temporary investments that are made by the Investment Partnership.

In the case of a carried interest cash distribution that is made to the general partner of a KKR-sponsored investment fund in connection with a portfolio company investment, where the Investment Partnership has acquired a limited partner interest from another person, KKR's investment obligation applies only to such portion of the cash distribution that relates to the appreciation in the value of the portfolio company occurring after the date on which the limited partner interest was acquired by the Investment Partnership.

Under the investment agreement, affiliates of KKR are required to make such contributions on the last business day of the month immediately following the end of quarter in respect of which the distributions were made. The purchase price for the common units that will be issued pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of KPE's common units as quoted by the primary securities exchange on which the common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period KPE's common units are not listed or admitted to trading on any securities exchange or there have not been any sales of the common units on the primary securities exchange on which the common units are then listed or admitted to trading, the fair value of the common units will be determined jointly by KKR and the board of directors of the Managing General Partner with the special approval of a majority of the Managing General Partner's independent directors.

Under the investment agreement, KKR agreed to cause each affiliate of KKR who receives common units or RDUs pursuant to the investment agreement to enter into a three-year lock-up agreement with respect to the units acquired. The lock-up restrictions may be amended or waived by the Managing General Partner.

The investment agreement will terminate automatically, without notice and without liability to KPE, the Managing General Partner or KKR, upon the termination of the services agreement. Prior to the termination of the services agreement, the investment agreement will be able to be terminated only by an agreement in writing signed by the Managing General Partner and KKR.

License Agreement

KPE, the Managing General Partner, the Investment Partnership, the Investment Partnership's General Partner and the Managing Investment Partner, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

7. FINANCIAL HIGHLIGHTS

Financial highlights for KPE for the quarter and year-to-date periods ended September 30, 2006, were as follows, with amounts in thousands, except per unit and percentage amounts:

	Quarter Ended September 30, 2006	From April 18, 2006 (Date of Formation) to September 30, 2006
Per unit operating performance:		
Net asset value at the beginning of the period	$ 23.77	$ —
Income from investment operations:		
Net investment income	0.25	0.42
Net unrealized appreciation on limited partner interests	0.23	0.22
Total from investment operations	0.48	0.64
Capital contributions	—	25.00
Offering costs	—	(1.39)
Net asset value at the end of the period	$ 24.25	$ 24.25
Total return (annualized)	8.0%	6.9%
Percentages and supplemental data:		
Net assets at the end of the period	$ 4,959,418	$ 4,959,418
Ratios to average net assets:		
Expenses (annualized)	0.6%	0.4%
Net investment income (annualized)	4.1%	4.5%

The total return and ratios were calculated based on the weighted average net assets and have been presented on an annualized basis.

8. CONTINGENCIES

As with any partnership, KPE may become subject to claims and litigation arising in the ordinary course of business. The Managing General Partner does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the financial position, operating results or cash flows of KPE.

9. SUBSEQUENT EVENTS

On November 15, 2006, the board of directors of the Managing General Partner declared a distribution of $0.19 per unit payable on or about December 15, 2006 to unitholders of record immediately prior to the opening of business in Amsterdam on December 1, 2006. In order to fund such distribution, the board of directors of the Managing Investment Partner approved a distribution from the Investment Partnership of $38.9 million to KPE and the Investment Partnership's General Partner, to be paid in accordance with their partner interests, on or before December 14, 2006.

* * * * * *

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
(Amounts in thousands)

		September 30, 2006
ASSETS:		
Investments, at fair value:		
Opportunistic investments—Class A (cost of $194,996)	$	235,395
Co-investments in portfolio companies of private equity funds—Class B (cost of $587,321)		585,000
Private equity funds—Class C (cost of $492,658)		499,291
		1,319,686
Cash and cash equivalents		2,632,230
Deposit		1,000,000
Interest receivable		20,213
Unrealized gain on foreign currency exchange contracts, net		738
Total assets		4,972,867
LIABILITIES:		
Due to affiliate		3,258
Accrued liabilities		956
Total liabilities		4,214
NET ASSETS	$	4,968,653
NET ASSETS CONSIST OF:		
Partners' capital contributions	$	4,836,568
Net increase in net assets resulting from operations		132,085
	$	4,968,653

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)
(Amounts in thousands, except percentage amounts)

Investment	Class	September 30, 2006 Cost	Fair Value	Fair Value as a Percentage of Net Assets
Opportunistic investments in publicly traded securities	A	$ 194,996	$ 235,395	4.7 %
Co-investments in portfolio companies of private equity funds:	B			
NXP B.V.		250,000	250,000	5.0
VNU Group B.V.		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	135,000	2.7
		587,321	585,000	11.7
Private equity funds:	C			
KKR European Fund, Limited Partnership		274,718	281,043	5.7
KKR Millennium Fund L.P.		154,196	155,324	3.1
KKR European Fund II, Limited Partnership		36,020	35,200	0.7
KKR 2006 Fund L.P.		27,724	27,724	0.6
		492,658	499,291	10.1
		$ 1,274,975	$ 1,319,686	26.5 %

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	Quarter Ended September 30, 2006	From April 18, 2006 (Date of Formation) to September 30, 2006
INVESTMENT INCOME—Interest income	$ 58,015	$ 92,991
EXPENSES:		
Management fees	4,274	4,395
General and administrative expenses	841	965
Total expenses	5,115	5,360
NET INVESTMENT INCOME	52,900	87,631
REALIZED AND UNREALIZED GAINS FROM INVESTMENTS AND FOREIGN CURRENCY:		
Net realized loss	(995)	(995)
Net change in unrealized appreciation	48,744	45,449
Net gain on investments and foreign currency transactions	47,749	44,454
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 100,649	$ 132,085

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)
(Amounts in thousands)

	FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO SEPTEMBER 30, 2006		
	General Partner	Limited Partner	Total
INCREASE IN NET ASSETS FROM OPERATIONS:			
Net investment income	$ 192	$ 87,439	$ 87,631
Net realized loss from foreign currency transactions	(2)	(993)	(995)
Net change in unrealized appreciation on investments and foreign currency transactions	94	45,355	45,449
Net increase in net assets resulting from operations	284	131,801	132,085
Partners' capital contributions	10,000	4,826,568	4,836,568
INCREASE IN NET ASSETS	10,284	4,958,369	4,968,653
NET ASSETS—Beginning of period	—	—	—
NET ASSETS—End of period	$ 10,284	$ 4,958,369	$ 4,968,653

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(Amounts in thousands)

	From April 18, 2006 (Date of Formation) to September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 132,085
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:	
Net change in unrealized appreciation on investments	(44,711)
Changes in operating assets and liabilities:	
Purchase of opportunistic investments	(194,996)
Purchase of co-investments in portfolio companies of private equity funds	(587,321)
Purchase of investments in private equity funds	(492,658)
Increase in deposit	(1,000,000)
Increase in interest receivable	(20,213)
Increase in unrealized gain on foreign currency exchange contracts, net	(738)
Increase in due to affiliate	3,258
Increase in accrued liabilities	956
Net cash flows used in operating activities	(2,204,338)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES—Partners' capital contributions	4,836,568
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,632,230
CASH AND CASH EQUIVALENTS—Beginning of period	—
CASH AND CASH EQUIVALENTS—End of period	$ 2,632,230

See accompanying notes to unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF SEPTEMBER 30, 2006, AND FOR THE PERIOD FROM
APRIL 18, 2006 (DATE OF FORMATION) TO SEPTEMBER 30, 2006

1. BUSINESS

KKR PEI Investments, L.P. (the "Investment Partnership") is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Investment Partnership's General Partner"), which holds 100% of the general partner interests in the Investment Partnership and is responsible for managing its business and affairs, and (ii) KKR Private Equity Investors, L.P. ("KPE"), which holds 100% of the limited partner interests in the Investment Partnership and does not participate in the management of the business and affairs of the Investment Partnership. At September 30, 2006, the general partner interests and the limited partner interests represented 0.2% and 99.8%, respectively, of the total interests in the Investment Partnership. Because the Investment Partnership's General Partner is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investment Partner"), a Guernsey limited company that is owned by individuals affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"), effectively is responsible for managing the Investment Partnership's business and affairs.

The Investment Partnership is the partnership through which KPE and the Investment Partnership's General Partner make investments. These investments consist of, or are expected to consist of, investments in KKR-sponsored private equity funds, direct co-investments in portfolio companies of those funds, opportunistic and other investments outside the scope of KKR's traditional private equity investments, and temporary investments that are made in connection with cash management activities. The Investment Partnership's limited partnership agreement provides that investments made by the Investment Partnership and its subsidiaries, collectively (the "Investment Partnership"), must comply with the investment policies and procedures that are established from time to time by the board of directors of KPE's general partner (the "Managing General Partner"). The investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR-sponsored private equity investments and no more than 25% of its adjusted assets in opportunistic and other investments outside the scope of KKR's traditional private equity investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. For the purposes of this requirement, all investments other than opportunistic investments and other investments outside the scope of KKR's traditional private equity investments are treated as KKR-sponsored private equity investments.

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests.

- Class A partner interests have separate rights and obligations with respect to investments in opportunistic and temporary investments;
- Class B partner interests have separate rights and obligations with respect to co-investments in portfolio companies of KKR-sponsored private equity funds;
- Class C partner interests have separate rights and obligations with respect to investments in KKR-sponsored private equity funds; and
- Class D partner interests have separate rights and obligations with respect to investments in KKR-sponsored investment funds that are not private equity funds.

The Investment Partnership's General Partner may, in its sole discretion, allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Managing Investment Partner effectively is responsible for making any such allocations, because the General Partner is itself a limited partnership.

The Investment Partnership, the Investment Partnership's General Partner, the Managing Investment Partner, KPE and the Managing General Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investment Partner and the board of directors of the Managing General Partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are presented in U.S. dollars. The unaudited consolidated financial statements include the unaudited financial statements of the Investment Partnership and its wholly-owned subsidiaries; KKR PEI Alternative Investments Limited, KKR PEI (Cayman) Limited and KKR PEI SICAR S.à r.l. (the "SICAR"). All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the consolidated financial statements. The valuation of the Investment Partnership's investments involves estimates that are subject to the Managing Investment Partner's judgment.

The Investment Partnership utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The quarterly periods end on March 31, June 30, September 30 and December 31. Interim results may not be indicative of results for a full fiscal year. The consolidated financial results presented herein include activity for the three months ended September 30, 2006, referred to as "the quarter ended September 30, 2006," and from the formation of the Investment Partnership on April 18, 2006 through September 30, 2006, referred to as "the year-to-date period ended September 30, 2006." The operations of the Investment Partnership effectively commenced on May 10, 2006, upon receipt of initial capital funding.

Valuation of Investments

The investments carried as assets in the Investment Partnership's consolidated financial statements are valued on a quarterly basis. The Managing Investment Partner is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying its responsibilities, the Managing Investment Partner utilizes the services of KKR to determine the fair values of certain investments and the services of an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period. An investment for which a market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period, as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of individual investments is determined.

Values of Limited Partner Interests in KKR-Sponsored Private Equity Funds

Limited partner interests in KKR-sponsored private equity funds do not have a readily available market value and are generally valued using fair value pricing. Such limited partner interest is generally valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments that the holder of the limited partner interest would receive if such investments were sold in orderly dispositions over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to limited partners in accordance with the documentation

governing the fund. The Investment Partnership may be required to value such investments at a premium or discount to net asset value, if other factors lead the Managing Investment Partner to conclude that net asset value does not represent fair value. Each fund's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Values of Co-Investments in Portfolio Companies and Other Equity Investments

Depending on the circumstances, co-investments in portfolio companies of KKR-sponsored private equity funds and equity investments that are made in other companies as opportunistic investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When determining fair value where no market value exists, the value attributed to an investment is based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. A market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues or net asset value) or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, the company's strengths and weaknesses, expectations relating to the market's receptivity to an offering of the company's securities, any control associated with interests in the company that are held by KKR and its affiliates including the Investment Partnership, information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Security transactions are accounted for on the trade date, which is the date the order to buy or sell is executed. Capital gains and losses on sales of securities are determined on the identified cost basis.

Value of Fixed Income Investments

Fixed income investments are made as either opportunistic or temporary investments. Depending on the circumstances, these investments may be liquid or illiquid. If an investment is liquid, it is valued using market prices. If an investment is illiquid, it is valued at fair value as determined in good faith. When fair value pricing is used, the value attributed to a fixed income investment is equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Values of Other Investment Funds Outside the Scope of KKR's Traditional Private Equity Fund Investments

Depending on the circumstances, investments in funds outside the scope of KKR's traditional private equity fund investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future

market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance. When determining the fair value of investments outside the scope of KKR's traditional private equity fund investments, a similar methodology described above within "Values of Co-Investments in Portfolio Companies and Other Equity Investments" is used.

Foreign Currency

Investments denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of foreign currency denominated investments are translated into U.S. dollar amounts on the respective dates of such transactions. The Investment Partnership does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair value. Such fluctuations are included within the net realized and unrealized gain or loss from investments and foreign currency in the consolidated statements of operations. The net realized loss from foreign currency transactions arose from currency losses realized between the trade and settlement dates on an investment transaction.

Cash and Cash Equivalents

Cash and cash equivalents consisted of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days. Surplus cash may be invested in government securities, cash, cash equivalents, money market instruments, highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and other investment grade securities. At September 30, 2006, cash and cash equivalents were held by financial institutions and were comprised of cash held in an index deposit account and a bank note, both of which were interest-bearing money market deposit accounts for large amounts of cash held for short periods of time. During the quarter and year-to-date periods ended September 30, 2006, interest was earned at rates ranging from 5.3% to 5.5% and 5.0% to 5.5%, respectively.

Deposit

The deposit consisted of a short-term deposit with an original maturity of greater than 90 days. During the quarter and year-to-date periods ended September 30, 2006, interest was earned at a rate of 5.5%.

Foreign Currency Contracts

The Investment Partnership has entered into forward foreign currency exchange contracts primarily to economically hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated investments. The Investment Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net equity in the contracts is the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date and is included in the consolidated statement of assets and liabilities. These foreign currency exchange contracts involve market risk and/or credit risk in excess of the amounts recognized in the statement of assets and liabilities. Risks arise from movements in currency, security values and interest rates and the possible inability of the counterparties to meet the terms of the contracts.

Income Recognition

The assets of the Investment Partnership generate income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when investments are valued. See "Valuation of Investments" above. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

Expenses

Expenses are recorded as incurred. Under a services agreement, the Investment Partnership, among others, as the service recipient has agreed to pay KKR a quarterly management fee. See Note 7, "Relationship with KKR and Related Party Transactions."

Taxes

The Investment Partnership is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. Federal income tax liability. Certain subsidiaries of the Investment Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the Investment Partnership in computing its U.S. federal income tax liability. Items of income, gain, loss and deduction of certain of the Investment Partnership's subsidiaries are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Concentration of Credit Risk

At September 30, 2006, all cash and cash equivalents were held by three financial institutions.

Guarantees

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, which elaborates on the disclosures to be made in the financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN 45, at the inception of guarantees issued, the Investment Partnership and its subsidiaries will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Investment Partnership and its subsidiaries did not have such guarantees in place at September 30, 2006.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the unaudited consolidated financial statements of the Investment Partnership.

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities

The effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC"), but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). A final determination regarding whether the provisions of FIN 46R should be applied by investment companies not regulated by the SEC is expected to be made by the FASB following the issuance of a final Statement of Position by the AICPA on the clarification of the scope of the Guide. At a recent board meeting of the FASB, the FASB did not object to the final issuance of the AICPA's Statement of Position, however, further analysis will be done by the FASB before the issuance of a proposed FASB Staff Position with respect to the application and amendment of FIN 46R, as it applies to investment companies that are not regulated by the SEC. Given this uncertainty, the Investment Partnership has not determined the effect, if any, that the provisions of FIN 46R will have on its consolidated financial statements.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Recognition should occur when incurred, generally upon acquisition. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the unaudited consolidated financial statements of the Investment Partnership.

Other-Than-Temporary-Impairment

In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the unaudited consolidated financial statements of the Investment Partnership.

Measuring Fair Value

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not determined the impact that SFAS No. 157 will have on the Investment Partnership's consolidated financial statements.

3. INVESTMENTS

The Investment Partnership's significant portfolio company investments were as follows at September 30, 2006, with amounts in thousands, except percentage amounts:

	Cost	Fair Value	Fair Value as a Percentage of Net Assets
NXP B.V. (1)	$ 281,204	$ 281,204	5.7%
VNU Group B.V. (2)	212,490	212,490	4.3
	$ 493,694	$ 493,694	10.0%

(1) The investment amounts attributable to NXP B.V. were comprised of a $250.0 million co-investment and a $31.2 million limited partner interest equal to the Investment Partnership's pro rata share of the KKR-sponsored private equity funds' aggregate investment in such company.

(2) The investment amounts attributable to VNU Group B.V. were comprised of a $200.0 million co-investment and a $12.5 million limited partner interest equal to the Investment Partnership's pro rata share of the KKR-sponsored private equity funds' aggregate investment in such company.

4. FORWARD CURRENCY CONTRACTS

As of September 30, 2006, the Investment Partnership's net unrealized gain on foreign currency exchange contracts was comprised of the following, with amounts in thousands:

	Unrealized Gain (Loss)
€196.9 million vs. $265.6 million for settlement in September 2011	$ 761
€153.3 million vs. $200.3 million for settlement in September 2008	(23)
	$ 738

5. ACCRUED LIABILITIES

At September 30, 2006, accrued liabilities were comprised of payments owed to vendors for services, such as accounting/audit and administrator expenses.

6. PARTNERSHIP EQUITY

In connection with the formation of the Investment Partnership, the Investment Partnership's General Partner made a $10.0 million cash contribution in respect of its general partner interest. To provide the Investment Partnership and its subsidiaries with additional capital for making investments, KPE contributed $4.8 billion to the Investment Partnership, which represented substantially all of the cash contributions that KPE received in connection with its initial offering and related transactions. In exchange, KPE received 100% of the limited partner interests in the Investment Partnership. Distributable earnings (losses) are allocated in accordance with the limited partnership agreement.

7. DISTRIBUTIONS

Distributions in Respect of Class A; Opportunistic and Temporary Investments

The Investment Partnership's General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class A limited partner interests. When and as made, the distributions will be made in accordance with the Class A partners' percentage interests. The Investment Partnership's General Partner is entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of the annual appreciation in the net asset value of opportunistic and temporary investments made with Class A capital, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one year period following the commencement of the Investment Partnership's operations, the appreciation in the value of temporary investments will be disregarded for the purposes of calculating the Investment Partnership's General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary will not be netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive right. If the Investment Partnership does not distribute the entire incentive distribution after the end of the applicable period, the undistributed amount will, for the purpose of calculating the Investment Partnership's General Partner's percentage interest, be treated as being contributed by the Investment Partnership's General Partner to the partnership as a capital contribution.

To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the General Partner in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows:

- For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (x) the net asset value of the fund that is allocable to such interest at the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership or its subsidiaries since the date of acquisition) and (y) the price at which such interest was acquired.

- For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (x) the price at which such interest was acquired and (y) net asset value of the fund that is allocable to such interest at the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership since the date of acquisition).

To the extent that the Investment Partnership disposes of any interest in a KKR-sponsored fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of the above, the Investment Partnership's General Partner may elect to deem the disposition of all remaining assets of a fund to have occurred by valuing, for such purposes, all remaining fund assets at zero.

Distributions in Respect of Class B; Co-Investments in Portfolio Companies

The Investment Partnership's General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class B limited partner interests. The Investment Partnership's General Partner is entitled to a carried interest on each co-investment made with Class B capital contributions. In particular, upon the realization of any such co-investment, the General Partner will receive 20% of the realized returns on such co-investment after the holder of Class B limited partner interests has received its capital contributions in respect of such co-investment and the realized losses in respect of other co-investments have been recovered. The Investment Partnership's General Partner may make distributions to itself in respect of its Class B carried interest without making corresponding distributions to the Class B limited partner. Any amounts not distributed to the Class B limited partner will be held by the partnership for its respective account.

Distributions in Respect of Class C; Investments in KKR-Sponsored Private Equity Funds

The Investment Partnership's General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class C limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class C limited partner's percentage interest. The Investment Partnership's General Partner is not entitled to a carried interest or incentive distribution right with respect to the Class C interest. However, the general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest. See Note 8, "Relationship with KKR and Related Party Transactions - Carried Interests and Incentive Distributions".

Distributions in Respect of Class D; Investments in Funds Outside the Scope of KKR's Traditional Private Equity Funds

The Investment Partnership's General Partner determines, in its sole discretion, the amount and timing of distributions in respect of Class D limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class D limited partner's percentage interest. The Investment Partnership's General Partner is not entitled to a carried interest or an incentive distribution right with respect to the Class D interest; however, the fund manager is generally entitled to a carried interest with respect to the investments made in KKR-sponsored investment funds that are not private equity funds, in accordance with the terms of such funds.

8. RELATIONSHIP WITH KKR AND RELATED PARTY TRANSACTIONS

Subject to the supervision of the board of directors of the Managing Investment Partner and the board of directors of the Managing General Partner, KKR assists the Investment Partnership and KPE in selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting investments and managing the uninvested cash of the Investment Partnership. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its private equity funds. As the service provider, KKR's involvement in the investments of the Investment Partnership relate primarily to investments in KKR-sponsored private equity funds, direct co-investments in portfolio companies of those funds, opportunistic investments and other investments outside the scope of KKR's traditional private equity fund investments and cash management activities.

Services Agreement and Management Fees

The Investment Partnership, the Investment Partnership's General Partner, the Managing Investment Partner, KPE and the Managing General Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investment Partner and the board of directors of the Managing General Partner.

Under the services agreement, the Investment Partnership and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) KPE's equity up to and including $3 billion multiplied by 1.25% plus (ii) KPE's equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the issuance, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing General Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the closing of the initial offering, for the purposes of the management fee calculation, equity will not include any portion of the

proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of KPE's operations when the definition of equity will not take into account temporary investments, equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that the Investment Partnership and the other service recipients, as limited partners of KKR-sponsored investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that the Investment Partnership contributes to KKR-sponsored investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that the Investment Partnership may pay third parties in the future in connection with investments and (iii) subject to certain limitations, until such time as the profits on investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses relating to KPE's initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interests in investments in KKR-sponsored investment funds. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

During the quarter and year-to-date period ended September 30, 2006, management fees were as follows, with amounts in thousands:

	Quarter Ended September 30, 2006	From April 18, 2006 (Date of Formation) to September 30, 2006
Management fees expensed	$ 4,274	$ 4,395
Management fees paid	1,137	1,137

The services agreement contains certain provisions requiring the Investment Partnership and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. The Managing Investment Partner has evaluated the impact of these guarantees on the unaudited consolidated financial statements and determined that they are immaterial.

Carried Interests and Incentive Distributions

Except as described below, each investment that is made by the Investment Partnership is subject to either one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. See Note 7, "Distributions". In particular:

- The general partner of each KKR-sponsored private equity fund in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.
- The Investment Partnership's General Partner is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are

not netted against gains and losses from co-investments when computing distributions that are payable in respect of the co-investment carried interest.

- The Investment Partnership's General Partner is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of opportunistic and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of KPE's initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Investment Partnership's General Partner's incentive distribution. Gains and losses from investments that are not opportunistic or temporary are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- The fund manager of a KKR-sponsored investment fund that is not a private equity fund in which an investment is made is generally entitled to an incentive distribution specific to the particular investment fund. The amount and calculation of the incentive distribution may vary from fund to fund.

- In addition, to the extent the Investment Partnership acquires a limited partner interest in a KKR-sponsored investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Investment Partnership's General Partner may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Investment Partnership's General Partner may be reduced to the extent that the Investment Partnership acquires a limited partner interest in a KKR-sponsored investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions, the Investment Partnership's General Partner will forego its incentive amounts in the opportunistic and temporary investments and its carried interest in the co-investments. In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on the amount of carried interest distributions made to the general partners of its investment funds.

License Agreement

The Investment Partnership, the Investment Partnership's General Partner, the Managing Investment Partner, KPE and the Managing General Partner, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

Purchase of Limited Partner Interest in KKR European Fund II

In May 2006, the SICAR acquired a limited partner interest in KKR European Fund II, Limited Partnership from an affiliate of KKR for $20.4 million, representing $19.2 million in capital contributions that the affiliate had made to the fund in connection with the fund's existing portfolio company investments plus the affiliate's carrying cost in the limited partner interest.

Subscription for Membership Interests for Co-Investment in Capmark Financial Group Inc.

In May and June 2006, the Investment Partnership subscribed for membership interests in an affiliate of KKR for $137.3 million, representing a co-investment of $135.0 million plus the affiliate's carrying costs in the co-investment. Such funds were used to acquire a stake in the holding company through which certain KKR private equity funds and other investors hold their investment in Capmark Financial Group Inc.

Purchase of Shares for Co-Investment in VNU Group B.V.

In August 2006, the SICAR acquired certain shares of KKR VNU (Millennium) Limited from an affiliate of KKR for $200.0 million. KKR VNU (Millennium) Limited is the vehicle through which certain KKR private equity funds made their investments in VNU Group B.V. (formerly, VNU N.V.).

9. COMMITMENTS

The capital commitments in limited partner interests in funds were as follows at September 30, 2006, with amounts in thousands:

	Capital Commitment	Remaining Amount of Commitment to Fund
KKR 2006 Fund L.P.	$ 1,975,000	$ 1,947,276
KKR Strategic Capital Institutional Fund, Ltd.	175,000	175,000
KKR Millennium Fund L.P.	160,000	17,134
KKR European Fund II, Limited Partnership	100,000	65,319
	$ 2,410,000	$ 2,204,729

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of the Investment Partnership, KPE or KKR. No assurances can be made as to whether or when these commitments will be consummated.

10. FINANCIAL HIGHLIGHTS

Financial highlights for the Investment Partnership for the quarter ended September 30, 2006 were as follows:

	Interests			
	Class A	Class B	Class C	Total
Total return (annualized)	8.4%	0.0%	13.2%	8.2%
Ratios to average net assets:				
Expenses (annualized)	0.5	0.0	0.0	0.4
Net investment income (annualized)	4.8	0.0	0.0	4.3

Financial highlights for the Investment Partnership for the year-to-date period ended September 30, 2006 were as follows:

	Interests			
	Class A	Class B	Class C	Total
Total return (annualized)	7.2%	(3.2)%	10.9%	6.9%
Ratios to average net assets:				
Expenses (annualized)	0.3	0.0	0.0	0.3
Net investment income (annualized)	5.0	0.0	0.0	4.6

The total return and ratios were calculated based on the weighted average net assets and have been presented on an annualized basis.

11. CONTINGENCIES

As with any partnership, the Investment Partnership may become subject to claims and litigation arising in the ordinary course of business. The Managing Investment Partner does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the consolidated financial position, operating results or cash flows of the Investment Partnership.

12. SUBSEQUENT EVENTS

Subsequent to September 30, 2006 and through November 10, 2006, the Investment Partnership made additional investments, which totaled $121.8 million consisting of the following:

- An investment of $58.3 million in KKR Strategic Capital Institutional Fund, Ltd., with further commitments of $116.7 million expected to be funded in early 2007;
- Opportunistic investments of $48.2 million in publicly traded securities; and
- Capital contributions of $15.3 million with respect to limited partner interests in KKR-sponsored private equity funds.

In addition, the Investment Partnership sold an opportunistic position in a publicly traded security resulting in net proceeds of $227.7 million, including a gain on foreign currency transactions, against a remaining cost of $193.4 million.

The Investment Partnership will make a distribution of $38.9 million to KPE and the Investment Partnership's General Partner, in accordance with their pro rata interests in the partnership, on or before December 14, 2006, as approved by the board of directors of the Managing Investment Partner. Such distribution will be used by KPE to fund its own unitholder distribution. Because the distribution was declared subsequent to September 30, 2006, it is not reflected in the Investment Partnership's consolidated statement of assets and liabilities at September 30, 2006.

* * * * * *

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)
AS OF SEPTEMBER 30, 2006
(Amounts in thousands)

	Interests			
	Class A	Class B	Class C	Combined Total
ASSETS:				
Investments, at fair value:				
Opportunistic investments—Class A (cost of $194,996)	$ 235,395	$ —	$ —	$ 235,395
Co-investments in portfolio companies of private equity funds—Class B (cost of $587,321)	—	585,000	—	585,000
Private equity funds—Class C (cost of $492,658)	—	—	499,291	499,291
	235,395	585,000	499,291	1,319,686
Cash and cash equivalents	2,632,230	—	—	2,632,230
Deposit	1,000,000	—	—	1,000,000
Interest receivable	20,213	—	—	20,213
Unrealized gain on foreign currency exchange contracts, net	761	(23)	—	738
Total assets	3,888,599	584,977	499,291	4,972,867
LIABILITIES:				
Due to affiliate	3,258	—	—	3,258
Accrued liabilities	956	—	—	956
Total liabilities	4,214	—	—	4,214
NET ASSETS	$ 3,884,385	$ 584,977	$ 499,291	$ 4,968,653
NET ASSETS CONSIST OF:				
Partners' capital contributions	$ 3,756,589	$ 587,321	$ 492,658	$ 4,836,568
Net increase (decrease) in net assets resulting from operations	127,796	(2,344)	6,633	132,085
	$ 3,884,385	$ 584,977	$ 499,291	$ 4,968,653

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE QUARTER ENDED SEPTEMBER 30, 2006
(Amounts in thousands)

	Interests			
	Class A	Class B	Class C	Combined Total
INVESTMENT INCOME—Interest income	$ 58,015	$ —	$ —	$ 58,015
EXPENSES:				
Management fees	4,274	—	—	4,274
General and administrative expenses	841	—	—	841
Total expenses	5,115	—	—	5,115
NET INVESTMENT INCOME	52,900	—	—	52,900
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:				
Net realized loss	(995)	—	—	(995)
Net change in unrealized appreciation (depreciation)	41,160	(23)	7,607	48,744
Net gain (loss) on investments and foreign currency transactions	40,165	(23)	7,607	47,749
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ 93,065	$ (23)	$ 7,607	$ 100,649

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO SEPTEMBER 30, 2006
(Amounts in thousands)

	Interests			
	Class A	Class B	Class C	Combined Total
INVESTMENT INCOME—Interest income	$ 92,991	$ —	$ —	$ 92,991
EXPENSES:				
Management fees	4,395	—	—	4,395
General and administrative expenses	965	—	—	965
Total expenses	5,360	—	—	5,360
NET INVESTMENT INCOME	87,631	—	—	87,631
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:				
Net realized loss	(995)	—	—	(995)
Net change in unrealized appreciation (depreciation)	41,160	(2,344)	6,633	45,449
Net gain (loss) on investments and foreign currency transactions	40,165	(2,344)	6,633	44,454
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ 127,796	$ (2,344)	$ 6,633	$ 132,085

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO SEPTEMBER 30, 2006
(Amounts in thousands)

	Interests			
	Class A	Class B	Class C	Combined Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:				
Net investment income	$ 87,631	$ —	$ —	$ 87,631
Net realized loss from foreign currency transactions	(995)	—	—	(995)
Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions	41,160	(2,344)	6,633	45,449
Net increase (decrease) in net assets resulting from operations	127,796	(2,344)	6,633	132,085
Partners' capital contributions	3,756,589	587,321	492,658	4,836,568
INCREASE IN NET ASSETS	3,884,385	584,977	499,291	4,968,653
NET ASSETS—Beginning of period	—	—	—	—
NET ASSETS—End of period	$ 3,884,385	$ 584,977	$ 499,291	$ 4,968,653

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION)
TO SEPTEMBER 30, 2006
(Amounts in thousands)

	Interests			
	Class A	Class B	Class C	Combined Total
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net increase (decrease) in net assets resulting from operations	$ 127,796	$ (2,344)	$ 6,633	$ 132,085
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents used in operating activities:				
Net change in unrealized appreciation (depreciation) on investments	(40,399)	2,321	(6,633)	(44,711)
Changes in operating assets and liabilities:				
Purchase of opportunistic investments	(194,996)	—	—	(194,996)
Purchase of co-investments in portfolio companies of private equity funds	—	(587,321)	—	(587,321)
Purchase of investments in private equity funds	—	—	(492,658)	(492,658)
Increase in deposit	(1,000,000)	—	—	(1,000,000)
Increase in interest receivable	(20,213)	—	—	(20,213)
(Increase) decrease in unrealized (gain) loss on foreign currency exchange contracts	(761)	23	—	(738)
Increase in due to affiliate	3,258	—	—	3,258
Increase in accrued liabilities	956	—	—	956
Net cash flows used in operating activities	(1,124,359)	(587,321)	(492,658)	(2,204,338)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES—Partners' capital contributions	3,756,589	587,321	492,658	4,836,568
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,632,230	—	—	2,632,230
CASH AND CASH EQUIVALENTS—Beginning of period	—	—	—	—
CASH AND CASH EQUIVALENTS—End of period	$ 2,632,230	$ —	$ —	$ 2,632,230

KKR Private Equity Investors, L.P.
(Euronext Amsterdam: KPE)

NOTICE OF ANNUAL UNITHOLDER MEETING

To be held on

Thursday, May 10, 2007, at 9:00 a.m. CEST (Amsterdam) at
Euronext Amsterdam, Mercuriusroom,
Beursplein 5,
1012 JW Amsterdam, The Netherlands

At the meeting, Mr. Henry R. Kravis, Co-Founder of Kohlberg Kravis Roberts & Co. (KKR) and Co-Chairman of KPE's General Partner's Board of Directors, and Ms. Kendra Decious, Chief Financial Officer of the General Partner of KPE, will present a report on the investment activities of KPE for 2006. The common units of KPE are non-voting.

Registration
All unitholders registered as of the close of business on Thursday, April 19, 2007 (the "Registration Date"), are entitled to participate. Holders of common units who wish to attend the meeting in person or wish to authorize others to represent them at the meeting should register themselves at ING Bank N.V. via the bank or broker where their common units are administered. The affiliated institutions of Euroclear Nederland must, no later than 4:00 p.m. CEST on May 4, 2007, present an electronic statement to ING Bank N.V., Locatiecode BV 06.01, Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands, telephone: +31.20.7979.389, facsimile: +31.20.7979.607, e-mail: iss.pas.hbk@mail.ing.nl, identifying the number of common units held by the holder on the Registration Date and presented for registration purposes. Upon request, a common unitholder may obtain, via their bank or broker, a statement of the number of common units that are registered in their name and are presented for registration purposes.

Meeting documents
The agenda, the annual report and the annual accounts are available for inspection at the office of KPE, P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands, GY1 3QL, telephone: +44.1481.745.001, facsimile: +44.1481.745.074. These documents can also be downloaded on KPE's website (www.kkrpei.com) and are available free of charge via ING Bank N.V., Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands, telephone: +31.20.7979.389, facsimile: +31.20.7979.607.

For additional information, please call Andrew Greenebaum or Anne Rakunas at Integrated Corporate Relations at +1-310-954-1100, or visit the Company's website at www.kkrpei.com.

TELECONFERENCE CALL NOTICE

KKR Private Equity Investors, L.P.

(Euronext Amsterdam: KPE)

KKR Private Equity Investors, L.P. invites you to participate in a teleconference to discuss its financial results and answer questions regarding its initial quarterly period from the date of its formation, April 18, 2006 through June 30, 2006.

Thursday, August 17, 2006

4:00 pm CET / 3:00 pm GMT /11:00 am EDT

Conference call number (877) 704-5384

International callers, dial (913) 312-1297

Please call approximately 15 minutes prior to the teleconference time listed above. The call will also be broadcast live via the Internet at www.kkrpei.com, where the call will be archived. A replay of the call will be available through 4:59 am CET / 3:59 am GMT / 11:59 p.m. EDT on August 31, 2006 by calling (888) 203-1112 (passcode: 4681203). International callers should dial (719) 457-0820 and use the same passcode.

Thank you for your interest in KKR Private Equity Investors, L.P. We look forward to your participation.

For assistance, please call Andrew Greenebaum or Anne Rakunas at Integrated Corporate Relations at (310) 954-1100.

TELECONFERENCE CALL NOTICE

Please note the updated call time

KKR Private Equity Investors, L.P.

(Euronext Amsterdam: KPE)

KKR Private Equity Investors, L.P. invites you to participate in a teleconference to discuss its financial results and answer questions regarding its initial quarterly period from the date of its formation, April 18, 2006 through June 30, 2006.

Thursday, August 17, 2006

5:00 pm CEST (Amsterdam) / 4:00 pm BST (Guernsey/London) / 11:00 am EDT (New York City)

Conference call number (877) 704-5384

International callers, dial +1 913-312-1297

Please call approximately 15 minutes prior to the teleconference time listed above. The call will also be broadcast live via the Internet at www.kkrpei.com, where the call will be archived. A replay of the call will be available through 11:59 pm EDT (New York City) on August 31, 2006 by calling (888) 203-1112 (passcode: 4681203). International callers should dial +1 719-457-0820 and use the same passcode.

Thank you for your interest in KKR Private Equity Investors, L.P. We look forward to your participation.

For assistance, please call Andrew Greenebaum or Anne Rakunas at Integrated Corporate Relations at (310) 954-1100.

TELECONFERENCE CALL NOTICE

KKR Private Equity Investors, L.P.

(Euronext Amsterdam: KPE)

KKR Private Equity Investors, L.P. invites you to participate in a teleconference to discuss its financial results and answer questions regarding its quarterly period ended September 30, 2006.

Thursday, November 16, 2006

6:00 pm CET (Amsterdam) / 5:00 pm GMT (Guernsey/London) / 12 noon EST (New York City)

Conference call number (800) 289-0572

International callers, dial +1 (913) 981-5543

Please call approximately 15 minutes prior to the teleconference time listed above. The call will also be broadcast live via the Internet, and then archived, at www.kkrpei.com. A replay of the call will be available through 12:00 AM EST (New York City) on November 30, 2006 by calling (888) 203-1112 (passcode: 7244111). International callers should dial +1 (719) 457-0820 and use the same passcode.

Thank you for your interest in KKR Private Equity Investors, L.P. We look forward to your participation.

For assistance, please call Andrew Greenebaum or Anne Rakunas at Integrated Corporate Relations at +1-310-954-1100.

TELECONFERENCE CALL NOTICE

KKR Private Equity Investors, L.P.
(Euronext Amsterdam: KPE)

KKR Private Equity Investors, L.P. invites you to participate in a teleconference to discuss its financial results and answer questions regarding its initial annual period ended December 31, 2006.

Wednesday, March 28, 2007

6:30 pm CEST (Amsterdam) / 5:30 pm BST (Guernsey/London) / 12:30 pm EDT (New York City)

Conference call number (800) 817-4887

International callers, dial +1 (913) 981-4913

Please call approximately 15 minutes prior to the teleconference time listed above. The call will also be broadcast live via the Internet, and then archived, at www.kkrpei.com. A replay of the call will be available through 12:00 AM EDT (New York City) on April 11, 2007 by calling (888) 203-1112 (passcode: 5148069). International callers should dial +1 (719) 457-0820 and use the same passcode.

Thank you for your interest in KKR Private Equity Investors, L.P. We look forward to your participation.

For assistance, please call Andrew Greenebaum or Anne Rakunas at Integrated Corporate Relations at +1-310-954-1100.

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, August 16, 2006
KKR Private Equity Investors Reports Initial Quarterly Results: Investments and Investment Commitments Through August 16, 2006 Total $3.5 Billion (Excluding Temporary Investments)

Guernsey, Channel Islands, August 16, 2006 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), today reported its financial results for the period from its formation on April 18, 2006 through June 30, 2006. KPE commenced operations on May 10, 2006 with approximately $4.8 billion of investable capital.

KPE seeks to create long-term value by acquiring limited partner interests in new KKRsponsored private equity funds, purchasing limited partner interests in existing KKRsponsored private equity funds, co-investing with KKR-sponsored private equity funds in their acquisition of portfolio companies and making "opportunistic" public and private investments that KKR may identify in the course of its private equity business, but which are outside the scope of KKR's traditional private equity investments. KPE invests substantially all of its capital through limited partner interests in KKR PEI Investments, L.P. (the "Investment Partnership").

As of June 30, 2006, the portfolio of the Investment Partnership consisted of:

- approximately $4.7 billion of temporary investments held in index deposit accounts;
- a $135.0 million co-investment in Capmark Financial Group Inc., a leading commercial real estate finance company and a portfolio company of a KKRsponsored private equity fund; and
- an investment of approximately $19.6 million in KKR European Fund II, Limited Partnership ("European Fund II").

Subsequent to the initial quarter and through August 16, 2006, the Investment Partnership made additional investments, which totaled approximately $818.7 million, consisting of the following:

- approximately $419.5 million in secondary purchases of limited partner interests in certain KKR-sponsored private equity funds;
- a $200.0 million co-investment in VNU N.V., a global information and media company and a portfolio company of a KKR-sponsored private equity fund;
- capital contributions of approximately $4.6 million to the European Fund II, in respect of its $100 million capital commitment to such fund; and
- an "opportunistic" investment of approximately $194.6 million in a publicly traded security.

In addition, the Investment Partnership has committed to the following as of August 16, 2006:

- investments totaling approximately $140 million, which represent the Investment Partnership's commitments as a limited partner of certain KKR-sponsored private equity funds, as well as co-investments totaling approximately $500.0 million in:

  - HCA, Inc., a leading health care services company that has signed a definitive merger agreement with an investor group that includes KKR;

  - PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe, which KKR has agreed to acquire; and

  - the semiconductors business of Royal Philips Electronics, in which an investor group that includes KKR has agreed to acquire an 80.1% stake.

- a limited partner interest of approximately $1.9 billion in KKR 2006 Fund L.P., to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated, if at all.

As a result of the foregoing, as of August 16, 2006, the aggregate amount of these investments or investment commitments by the Investment Partnership, excluding temporary investments, totaled approximately $3.5 billion.

KPE's initial-quarter results reflect only six weeks of operations. As of June 30, 2006, its net asset value ("NAV") per unit was $23.77 compared to $23.61 immediately subsequent to the initial offering of KPE's common units and related transactions. The increase in NAV is primarily due to KPE's limited partner allocation of the Investment Partnership's net increase in net assets resulting from operations. The Investment Partnership reported an increase in net assets resulting from operations of $31.4 million (including the general partner's allocation) due primarily to interest income on cash management activities. The Investment Partnership's total return for the period from the date of commencement of operations, on May 10, 2006, to June 30, 2006 was 4.6 percent on an annualized basis.

KPE has posted its unaudited financial statements and the unaudited consolidated financial statements of the Investment Partnership, as well as management's discussion and analysis of financial condition and results of operations, to its website (www.kkrpei.com). KPE encourages investors to carefully read these documents in conjunction with this news release.

Information for Investors - Teleconference and Webcast
KPE will discuss its financial results on a teleconference to be broadcast live on the internet on Thursday, August 17, 2006 at 5:00 pm CEST (Amsterdam) / 4:00 pm BST (Guernsey/London) / 11:00 am EDT (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com. The webcast will be archived for two weeks after the call.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey-based limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain non-U.S. public market investors and certain other qualified investors to invest in select KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic investments identified by

KKR, which are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities. Information concerning these ownership and transfer restrictions is included on the Investor Relations section of KPE's website at www.kkrpei.com.

Investor Contact:	Media Contact:	
Andrew Greenebaum	*In the U.S.:*	*In Europe:*
Integrated Corporate Relations	*Mark Semer*	*Simon Moyse*
+1.310.954.1100	*Kekst and Company*	*Finsbury*
	+1.212.521.4800	*+44.207.251.3801*

[UNAUDITED FINANCIAL SCHEDULES FOLLOW]

KKR PRIVATE EQUITY INVESTORS, L.P.

Statement of Assets and Liabilities (unaudited)
as of June 30, 2006

(Amounts in thousands, except unit and per unit amounts)

ASSETS:	
Investments in limited partner interests:	
KKR PEI Investments, L.P. – Class A, at fair value (cost of $4,668,986)	$ 4,703,645
KKR PEI Investments, L.P. – Class B, at fair value (cost of $137,037)	134,721
KKR PEI Investments, L.P. – Class C, at fair value (cost of $20,545)	19,573
KKR PEI Investments, L.P. – Class D, at fair value (cost of $0)	-
	4,857,939
Cash and cash equivalents	7,669
Interest receivable	32
Prepaid expenses	267
Total assets	4,865,907
LIABILITIES—Accounts payable and accrued liabilities	4,573
NET ASSETS	$ 4,861,334
NET ASSETS CONSIST OF:	
Partners' capital contributions (204,550,001 common units outstanding)	$ 5,113,750
Offering costs	(283,412)
Net increase in net assets resulting from operations	30,996
	$ 4,861,334
Net asset value per common unit	$ 23.77
Market price at June 30, 2006	$ 21. 90

KKR PRIVATE EQUITY INVESTORS, L.P.

Statement of Operations (unaudited)
for the period from April 18, 2006 (date of formation) to June 30, 2006

(Amounts in thousands)

NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:	
Interest income	$ 34,904
Expenses	(245)
	34,659
INVESTMENT INCOME—Interest income	105
EXPENSES—General and administrative expenses	(480)
NET INVESTMENT INCOME	34,284
UNREALIZED DEPRECIATION ON INVESTMENTS ALLOCATED FROM KKR PEI INVESTMENTS, L.P.—	
Net change in unrealized depreciation on limited partner interests:	
KKR PEI Investments, L.P. – Class B	(2,316)
KKR PEI Investments, L.P. – Class C	(972)
Net unrealized loss on investments	(3,288)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 30,996

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

Consolidated Statement of Assets and Liabilities (unaudited)
as of June 30, 2006

(amounts in thousands)

ASSETS:	
Investments:	
Co-investment in a portfolio company of a private equity fund—Class B, at fair value (cost of $137,321)	$ 135,000
Private equity fund—Class C, at fair value (cost of $20,587)	19,613
	154,613
Cash and cash equivalents	4,703,795
Interest receivable	9,994
Deferred management fees	80
Total assets	4,868,482
LIABILITIES:	
Due to affiliate	354
Accrued liabilities	124
Total liabilities	478
NET ASSETS	$ 4,868,004
NET ASSETS CONSIST OF:	
Partners' capital contributions	$ 4,836,568
Net increase in net assets resulting from operations	31,436
	$ 4,868,004

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

Consolidated Statement of Operations (unaudited)
for the period from April 18, 2006 (date of formation) to June 30, 2006

	(Amounts in thousands)
INVESTMENT INCOME—Interest income	$ 34,976
EXPENSES:	
Management fees	121
General and administrative expenses	124
Total expenses	245
NET INVESTMENT INCOME	34,731
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS— Net change in unrealized depreciation	(3,295)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 31,436

KKR | Private Equity Investors

Press Release

Not for release, publication or distribution outside of the Netherlands

Amsterdam, April 30, 2006
KKR Private Equity Investors, L.P. Increases Size of Global Offering of Common Units

KKR Private Equity Investors, L.P. ("KKR PEI") announced today that it has increased the number of common units that it is offering as part of its global offering of common units from 60,000,000 common units to 200,000,000 common units. The number of additional common units that the managers of the global offering have an option to purchase from KKR PEI's general partner to cover over-allotments has similarly been increased from a maximum of 9,000,000 common units to a maximum of 30,000,000 common units. The number of common units actually sold in the global offering will be published in a pricing statement in the Netherlands on or about May 3, 2006 and filed with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). The initial offering price for the common units has not changed.

KKR PEI has prepared a notice to investors relating to the increase in the number of common units that are being offered in the global offering. This notice must be read in conjunction with the offering memorandum dated April 21, 2006 relating to the global offering. Copies of the notice and offering memorandum will be made available, free of charge, upon written request to KKR PEI's paying agent in the Netherlands. Written requests for the notice and the offering memorandum should be sent to ING Bank N.V. at Heenvlietlaan 220, 1083 CN Amsterdam.

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

KKR | Private Equity Investors

Press Release

Not for release, publication or distribution outside of the Netherlands

Amsterdam, May 3, 2006
KKR Private Equity Investors, L.P. Announces Final Size of Global Offering of Common Units

KKR Private Equity Investors, L.P. ("KKR PEI") announced today that the final number of common units actually sold in the global offering is 200,000,000 common units. The maximum number of additional common units that the managers of the global offering have an option to purchase from KKR PEI's general managing partner to cover over-allotments is 30,000,000 common units. The initial offering price for the common units remains at $25.00.

KKR PEI has prepared a pricing statement dated May 3, 2006 relating to the final number of common units that are being offered in the global offering. This pricing statement must be read in conjunction with the offering memorandum dated April 21, 2006 and the press release and notice to investors dated April 30, 2006 relating to the global offering. The pricing statement has been filed with the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* and will also be made publicly available by means of an advertisement in the *Officiële Prijscourant* dated May 3, 2006 and the *Financieele Dagblad* dated May 4, 2006. Copies of the pricing statement and offering memorandum may be obtained, free of charge, upon request from KKR PEI's general managing partner or paying agent in the Netherlands. Requests for the pricing statement and the offering memorandum should be sent to KKR Guernsey GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands or ING Bank N.V. at Van Heenvlietlaan 220, 1083 CN Amsterdam (tel: 020 7979395).

In connection with the global offering, KKR PEI has appointed Goldman Sachs International to act as stabilization manager. Goldman Sachs International, or any of its agents, may over-allot or effect transactions that stabilize or maintain the market price of the common units at levels above those which might otherwise prevail in the open market. Such transactions may commence on or after the date of the commencement of trading on Euronext Amsterdam and will end no later than 30 days thereafter. Such transactions may be effected on Euronext Amsterdam, in the over-the-counter market or otherwise. There is no assurance that such stabilization will be undertaken and, if it is undertaken, it may be discontinued at any time.

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

KKR | Private Equity Investors

Press Release

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

June 2, 2006
KKR Private Equity Investors, L.P. - Notice of Exercise of Option to Purchase Additional Common Units by Citigroup, Goldman Sachs International and Morgan Stanley

In relation to the initial offering of common units (the "Common Units") in KKR Private Equity Investors, L.P. (the "Issuer"), Citigroup Global Markets Limited, Goldman Sachs International and Morgan Stanley & Co. International (together the "Joint Global Co-ordinators") announce that they have partially exercised their option to purchase additional Common Units on 1 June 2006. The Joint Global Co-ordinators have purchased in aggregate 1,950,000 Common Units at the price of US$25.00 per Common Unit before commissions.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction. This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom. In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State. This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, August 14, 2006
KKR Private Equity Investors to Report Initial Quarterly Financial Results on August 16, 2006

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), will report its financial results for the period from the date of its formation on April 18, 2006 through June 30, 2006, following the close of trading on Euronext Amsterdam N.V.'s Eurolist by Euronext on Wednesday, August 16, 2006.

KPE will discuss its financial results on a teleconference to be broadcast live on the internet on Thursday, August 17, 2006 at 4:00 pm CET / 3:00 pm GMT /11:00 am EDT.

A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com. The webcast will be archived for two weeks after the call.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey-based limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain non-U.S. public market investors and certain other qualified investors to invest in select KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic investments identified by KKR, which are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

Investor Contact:	Media Contact:	
Andrew Greenebaum	*In the U.S.:*	*In Europe:*
Integrated Corporate Relations	*Mark Semer*	*Simon Moyse*
+1.310.954.1100	*Kekst and Company*	*Finsbury*
	+1.212.521.4800	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, August 16, 2006
KKR Private Equity Investors to Hold Teleconference and Webcast to Discuss Its Initial Financial Results on August 17, 2006

KPE updates conference call time

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), will hold a teleconference and webcast to discuss its financial results for the period from the date of its formation on April 18, 2006 through June 30, 2006, on Thursday, August 17, 2006.

This updates the times of the conference call announced in the press release on Monday, August 14, 2006. The teleconference will be broadcast live on the Internet on Thursday, August 17, 2006 at 5:00 pm CEST (Amsterdam) / 4:00 pm BST (Guernsey/London) / 11:00 am EDT (New York City).

A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com. The webcast will be archived for two weeks after the call.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey-based limited partnership that seeks to create longterm value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain non-U.S. public market investors and certain other qualified investors to invest in select KKR sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic investments identified by KKR, which are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

Investor Contact:	Media Contact:	
Andrew Greenebaum	*In the U.S.:*	*In Europe:*
Integrated Corporate Relations	*Mark Semer*	*Simon Moyse*
+1.310.954.1100	*Kekst and Company*	*Finsbury*
	+1.212.521.4800	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, August 16, 2006
KKR Private Equity Investors Reports Initial Quarterly Results: Investments and Investment Commitments Through August 16, 2006 Total $3.5 Billion (Excluding Temporary Investments)

Guernsey, Channel Islands, August 16, 2006 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), today reported its financial results for the period from its formation on April 18, 2006 through June 30, 2006. KPE commenced operations on May 10, 2006 with approximately $4.8 billion of investable capital.

KPE seeks to create long-term value by acquiring limited partner interests in new KKRsponsored private equity funds, purchasing limited partner interests in existing KKRsponsored private equity funds, co-investing with KKR-sponsored private equity funds in their acquisition of portfolio companies and making "opportunistic" public and private investments that KKR may identify in the course of its private equity business, but which are outside the scope of KKR's traditional private equity investments. KPE invests substantially all of its capital through limited partner interests in KKR PEI Investments, L.P. (the "Investment Partnership").

As of June 30, 2006, the portfolio of the Investment Partnership consisted of:

- approximately $4.7 billion of temporary investments held in index deposit accounts;
- a $135.0 million co-investment in Capmark Financial Group Inc., a leading commercial real estate finance company and a portfolio company of a KKRsponsored private equity fund; and
- an investment of approximately $19.6 million in KKR European Fund II, Limited Partnership ("European Fund II").

Subsequent to the initial quarter and through August 16, 2006, the Investment Partnership made additional investments, which totaled approximately $818.7 million, consisting of the following:

- approximately $419.5 million in secondary purchases of limited partner interests in certain KKR-sponsored private equity funds;
- a $200.0 million co-investment in VNU N.V., a global information and media company and a portfolio company of a KKR-sponsored private equity fund;
- capital contributions of approximately $4.6 million to the European Fund II, in respect of its $100 million capital commitment to such fund; and
- an "opportunistic" investment of approximately $194.6 million in a publicly traded security.

In addition, the Investment Partnership has committed to the following as of August 16, 2006:

- investments totaling approximately $140 million, which represent the Investment Partnership's commitments as a limited partner of certain KKR-sponsored private equity funds, as well as co-investments totaling approximately $500.0 million in:

    - HCA, Inc., a leading health care services company that has signed a definitive merger agreement with an investor group that includes KKR;

    - PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe, which KKR has agreed to acquire; and

    - the semiconductors business of Royal Philips Electronics, in which an investor group that includes KKR has agreed to acquire an 80.1% stake.

- a limited partner interest of approximately $1.9 billion in KKR 2006 Fund L.P., to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated, if at all.

As a result of the foregoing, as of August 16, 2006, the aggregate amount of these investments or investment commitments by the Investment Partnership, excluding temporary investments, totaled approximately $3.5 billion.

KPE's initial-quarter results reflect only six weeks of operations. As of June 30, 2006, its net asset value ("NAV") per unit was $23.77 compared to $23.61 immediately subsequent to the initial offering of KPE's common units and related transactions. The increase in NAV is primarily due to KPE's limited partner allocation of the Investment Partnership's net increase in net assets resulting from operations. The Investment Partnership reported an increase in net assets resulting from operations of $31.4 million (including the general partner's allocation) due primarily to interest income on cash management activities. The Investment Partnership's total return for the period from the date of commencement of operations, on May 10, 2006, to June 30, 2006 was 4.6 percent on an annualized basis.

KPE has posted its unaudited financial statements and the unaudited consolidated financial statements of the Investment Partnership, as well as management's discussion and analysis of financial condition and results of operations, to its website (www.kkrpei.com). KPE encourages investors to carefully read these documents in conjunction with this news release.

Information for Investors - Teleconference and Webcast
KPE will discuss its financial results on a teleconference to be broadcast live on the internet on Thursday, August 17, 2006 at 5:00 pm CEST (Amsterdam) / 4:00 pm BST (Guernsey/London) / 11:00 am EDT (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com. The webcast will be archived for two weeks after the call.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey-based limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain non-U.S. public market investors and certain other qualified investors to invest in select KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic investments identified by

KKR, which are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities. Information concerning these ownership and transfer restrictions is included on the Investor Relations section of KPE's website at www.kkrpei.com.

Investor Contact:	Media Contact:	
Andrew Greenebaum	*In the U.S.:*	*In Europe:*
Integrated Corporate Relations	*Mark Semer*	*Simon Moyse*
+1.310.954.1100	*Kekst and Company*	*Finsbury*
	+1.212.521.4800	*+44.207.251.3801*

[UNAUDITED FINANCIAL SCHEDULES FOLLOW]

KKR PRIVATE EQUITY INVESTORS, L.P.

Statement of Assets and Liabilities (unaudited)
as of June 30, 2006

(Amounts in thousands, except unit and per unit amounts)

ASSETS:	
Investments in limited partner interests:	
KKR PEI Investments, L.P. – Class A, at fair value (cost of $4,668,986)	$ 4,703,645
KKR PEI Investments, L.P. – Class B, at fair value (cost of $137,037)	134,721
KKR PEI Investments, L.P. – Class C, at fair value (cost of $20,545)	19,573
KKR PEI Investments, L.P. – Class D, at fair value (cost of $0)	-
	4,857,939
Cash and cash equivalents	7,669
Interest receivable	32
Prepaid expenses	267
Total assets	4,865,907
LIABILITIES—Accounts payable and accrued liabilities	4,573
NET ASSETS	$ 4,861,334
NET ASSETS CONSIST OF:	
Partners' capital contributions (204,550,001 common units outstanding)	$ 5,113,750
Offering costs	(283,412)
Net increase in net assets resulting from operations	30,996
	$ 4,861,334
Net asset value per common unit	$ 23.77
Market price at June 30, 2006	$ 21. 90

KKR PRIVATE EQUITY INVESTORS, L.P.

Statement of Operations (unaudited)
for the period from April 18, 2006 (date of formation) to June 30, 2006

(Amounts in thousands)

NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:	
Interest income	$ 34,904
Expenses	(245)
	34,659
INVESTMENT INCOME—Interest income	105
EXPENSES—General and administrative expenses	(480)
NET INVESTMENT INCOME	34,284
UNREALIZED DEPRECIATION ON INVESTMENTS ALLOCATED FROM KKR PEI INVESTMENTS, L.P.—	
Net change in unrealized depreciation on limited partner interests:	
KKR PEI Investments, L.P. – Class B	(2,316)
KKR PEI Investments, L.P. – Class C	(972)
Net unrealized loss on investments	(3,288)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 30,996

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

Consolidated Statement of Assets and Liabilities (unaudited)
as of June 30, 2006

(amounts in thousands)

ASSETS:	
Investments:	
Co-investment in a portfolio company of a private equity fund—Class B, at fair value (cost of $137,321)	$ 135,000
Private equity fund—Class C, at fair value (cost of $20,587)	19,613
	154,613
Cash and cash equivalents	4,703,795
Interest receivable	9,994
Deferred management fees	80
Total assets	4,868,482
LIABILITIES:	
Due to affiliate	354
Accrued liabilities	124
Total liabilities	478
NET ASSETS	$ 4,868,004
NET ASSETS CONSIST OF:	
Partners' capital contributions	$ 4,836,568
Net increase in net assets resulting from operations	31,436
	$ 4,868,004

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARY

Consolidated Statement of Operations (unaudited)
for the period from April 18, 2006 (date of formation) to June 30, 2006

	(Amounts in thousands)
INVESTMENT INCOME—Interest income	$ 34,976
EXPENSES:	
Management fees	121
General and administrative expenses	124
Total expenses	245
NET INVESTMENT INCOME	34,731
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS—	
Net change in unrealized depreciation	(3,295)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 31,436

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, October 2, 2006
KKR Private Equity Investors Makes $282.3 Million Investment in Philips Semiconductors Business

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) announced that it has invested approximately $282.3 million in connection with the publicly announced transaction to acquire, by an investor group that includes Kohlberg Kravis Roberts & Co. (KKR), a controlling stake in the semiconductors business of Royal Philips Electronics, formerly known as Philips Semiconductors International B.V. The semiconductors business has been renamed NXP B.V.

Royal Philips Electronics recently announced the closing of this transaction, pursuant to which a consortium that includes KKR, Silver Lake Partners, Bain Capital, Apax Partners and AlpInvest Partners NV acquired an 80.1% stake in NXP B.V. and Royal Philips Electronics retained a 19.9% stake in NXP B.V.

The $282.3 million total investment was comprised of a $250.0 million co-investment and $32.3 million of capital contributions to KKR-sponsored private equity funds. The amount invested by KPE in NXP B.V. represents approximately 6.0% of KPE's net asset value as of August 30, 2006.

About KPE
KKR Private Equity Investors, L.P. (KPE) is a Guernsey-based limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain non-U.S. public market investors and certain other qualified investors to invest in select KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic and other investments identified by KKR, which are outside the scope of KKR's traditional private equity investments. KPE makes its investments through KKR PEI Investments, L.P., a Guernsey limited partnership.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities. Information concerning these ownership and transfer restrictions is included on the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Investor Contact:
Andrew Greenebaum
Integrated Corporate Relations
+1.310.954.1100

Media Contact:
In the U.S.:
Mark Semer
Kekst and Company
+1.212.521.4800

In Europe:
Simon Moyse
Finsbury
+44.207.251.3801

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, November 8, 2006
KKR Private Equity Investors to Report its Quarterly Financial Results on November 16, 2006

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), will report its financial results for the quarterly period ended September 30, 2006, following the close of trading on Euronext Amsterdam N.V.'s Eurolist by Euronext.

KPE will discuss its financial results on a teleconference to be broadcast live on the Internet on Thursday, November 16, 2006 at 6:00 pm CET (Amsterdam) / 5:00 pm GMT (Guernsey/London) / 12 noon EST (New York City).

A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey-based limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic and other investments identified by KKR that are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities. Information concerning these ownership and transfer restrictions is included on the Investor Relations section of KPE's website at www.kkrpei.com.

Investor Contact:
Andrew Greenebaum
Integrated Corporate Relations
+1.310.954.1100

Media Contact:
In the U.S.:
Mark Semer
Kekst and Company
+1.212.521.4800

In Europe:
Simon Moyse
Finsbury
+44.207.251.3801

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, November 16, 2006

KKR Private Equity Investors Reports Results for Quarter Ended September 30, 2006: Eight percent annualized return for the quarter driven by performance of opportunistic investments

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), today reported its financial results for the quarterly period ended September 30, 2006. KPE commenced operations on May 10, 2006 with $4,830.1 million of investable capital, which has grown to $4,959.4 million in net asset value ("NAV") as of September 30, 2006.

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P. (the "Investment Partnership"). As of November 10, 2006, investments and investment commitments totaled $3.6 billion, excluding temporary investments.

Henry R. Kravis, Co-Founder of KKR and Co-Chairman of KPE's Managing General Partner's Board of Directors, commented, "Since our initial offering six months ago, we are pleased with both the pace and quality of the investments we have made and have committed to make. We continue to see many large and attractive investment opportunities on a global basis."

Results of Operations

As of September 30, 2006, KPE's NAV per unit was $24.25 compared to $23.77 at June 30, 2006 and $23.61 immediately subsequent to the initial offering of KPE's common units and related transactions. On an annualized basis, KPE's total return for the quarter period ended September 30, 2006 was 8.0 percent and for the period from the date of commencement of operations, on May 10, 2006, to September 30, 2006 was 6.9 percent.

The Investment Partnership reported an increase in net assets resulting from operations of $100.6 million and $132.1 million during the quarter and year-to-date periods ended September 30, 2006, respectively, due to interest income on cash management activities and unrealized appreciation on investments, primarily related to opportunistic investments.

Investments

As of September 30, 2006, the Investment Partnership held $3.6 billion of temporary investments and the portfolio of the Investment Partnership consisted of investments totaling $1.3 billion, as follows:

- Co-investments of $585.0 million in portfolio companies of KKR-sponsored private equity funds, as follows:
  - a $250.0 million co-investment in NXP B.V., the semiconductors business formerly of Royal Philips Electronics;
  - a $200.0 million co-investment in VNU Group B.V., a global information and media company; and
  - a $135.0 million co-investment in Capmark Financial Group Inc., a leading commercial real estate finance company.

- Investments of $499.3 million in KKR-sponsored private equity funds:
  - $281.1 million in KKR European Fund, Limited Partnership;
  - $155.3 million in KKR Millennium Fund L.P.;
  - $35.2 million in KKR European Fund II, Limited Partnership; and
  - $27.7 million in KKR 2006 Fund L.P.
- Opportunistic investments of $235.4 million in publicly traded securities.

Subsequent to September 30, 2006 and through November 10, 2006, the Investment Partnership made additional investments, which totaled $121.8 million, consisting of the following:

- An investment of $58.3 million in KKR Strategic Capital Institutional Fund, Ltd., a KKR-sponsored opportunistic credit fund principally investing in debt securities alongside funds managed by investment professionals affiliated with KKR Financial LLC, with further commitments of $116.7 million expected to be funded in early 2007.
- Opportunistic investments of $48.2 million in a publicly traded security.
- Capital contributions of $15.3 million with respect to limited partner interests in KKR-sponsored private equity funds related to an investment in PagesJaunes, the leading publisher of directories in France and the leading online directory portal in Europe.

As of November 10, 2006, the Investment Partnership was committed to another $2.4 billion of investments, as follows:

- Co-investments of $250.0 million, as well as related capital contributions of approximately $100.0 million to certain KKR-sponsored private equity funds, with respect to the following companies:
  - HCA, Inc., a leading health care services company, which has signed a definitive merger agreement with an investor group that includes KKR;
  - Tarkett SA, the France-based floormaker, in respect of which KKR acquired 50% of its controlling majority stockholder, Société d'Investissement Familiale SA; and
  - KION Group, the forklift business of Linde AG, which has signed a definitive agreement with an investor group that includes KKR.
- Capital commitments of $2.0 billion primarily related to a limited partner interest in KKR 2006 Fund L.P. to which subscription documents have been submitted.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when, or the actual amounts at which, these commitments will be consummated.

In addition, during October 2006, the Investment Partnership sold an opportunistic position in a publicly traded security resulting in net proceeds of $227.7 million, including a gain on foreign currency transactions, against an original cost of $194.4 million, which produced an annualized net internal rate of return of 93.7 percent.

The aggregate amount of the Investment Partnership's investments or investment commitments, excluding temporary investments, totaled $3.6 billion as of November 10, 2006.

KPE has posted its unaudited financial statements and the unaudited consolidated financial statements of the Investment Partnership, as well as an interim operating and financial review, to its website (www.kkrpei.com). KPE encourages investors to carefully read these documents in conjunction with this news release.

Distribution
On November 15, 2006, the Board of Directors of KPE's general partner declared a distribution of $0.19 per unit payable on or about December 15, 2006 to unitholders of record immediately prior to the opening of business in Amsterdam on December 1, 2006. Because the distribution was declared subsequent to September 30, 2006, the aggregate distribution payable of $38.9 million is not reflected in KPE's net asset value as of September 30, 2006.

Information for Investors - Teleconference and Webcast
KPE will discuss its financial results on a teleconference to be broadcast live on the Internet on Thursday, November 16, 2006 at 6:00 pm CET (Amsterdam) / 5:00 pm GMT (Guernsey/London) / 12 noon EST (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic and other investments identified by KKR that are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

[UNAUDITED FINANCIAL SCHEDULES FOLLOW]

<u>Investor Contact:</u>
Andrew Greenebaum
Integrated Corporate Relations
+1.310.954.1100

<u>Media Contacts:</u>
In the U.S.:
Mark Semer
Kekst and Company
+1.212.521.4800

In Europe:
Simon Moyse
Finsbury
+44.207.251.3801

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands, except unit and per unit amounts)

		September 30, 2006
ASSETS:		
Investments in limited partner interests, at fair value:		
KKR PEI Investments, L.P. – Class A (cost of $3,748,824)	$	3,876,344
KKR PEI Investments, L.P. – Class B (cost of $586,106)		583,767
KKR PEI Investments, L.P. – Class C (cost of $491,638)		498,258
KKR PEI Investments, L.P. – Class D (cost of $0)		—
		4,958,369
Cash and cash equivalents		3,059
Interest receivable		18
Prepaid expenses		203
Total assets		4,961,649
LIABILITIES:		
Due to affiliate		427
Accrued liabilities		1,804
Total liabilities		2,231
NET ASSETS	$	4,959,418
NET ASSETS CONSIST OF:		
Partners' capital contributions (204,550,001 common units outstanding)	$	5,113,750
Offering costs		(283,677)
Net increase in net assets resulting from operations		129,345
	$	4,959,418
Net asset value per common unit	$	24.25
Market price at September 30, 2006	$	21.25

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	Quarter Ended September 30, 2006	From April 18, 2006 (Date of Formation) to September 30, 2006
NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:		
Interest income	$ 57,894	$ 92,798
Expenses	5,114	5,359
	52,780	87,439
INVESTMENT INCOME—Interest income	75	180
EXPENSES—General and administrative expenses	2,156	2,636
NET INVESTMENT INCOME	50,699	84,983
UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS ALLOCATED FROM KKR PEI INVESTMENTS, L.P.—		
Net change in unrealized appreciation (depreciation) on limited partner interests:		
KKR PEI Investments, L.P. – Class A	40,081	40,081
KKR PEI Investments, L.P. – Class B	(23)	(2,339)
KKR PEI Investments, L.P. – Class C	7,592	6,620
Net unrealized gain on investments	47,650	44,362
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 98,349	$ 129,345

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands)

		September 30, 2006
ASSETS:		
Investments, at fair value:		
Opportunistic investments—Class A (cost of $194,996)	$	235,395
Co-investments in portfolio companies of private equity funds—Class B (cost of $587,321)		585,000
Private equity funds—Class C (cost of $492,658)		499,291
		1,319,686
Cash and cash equivalents		2,632,230
Deposit		1,000,000
Interest receivable		20,213
Unrealized gain on foreign currency exchange contracts, net		738
Total assets		4,972,867
LIABILITIES:		
Due to affiliate		3,258
Accrued liabilities		956
Total liabilities		4,214
NET ASSETS	$	4,968,653
NET ASSETS CONSIST OF:		
Partners' capital contributions	$	4,836,568
Net increase in net assets resulting from operations		132,085
	$	4,968,653

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended September 30, 2006	From April 18, 2006 (Date of Formation) to September 30, 2006
INVESTMENT INCOME—Interest income	$ 58,015	$ 92,991
EXPENSES:		
Management fees	4,274	4,395
General and administrative expenses	841	965
Total expenses	5,115	5,360
NET INVESTMENT INCOME	52,900	87,631
REALIZED AND UNREALIZED GAINS FROM INVESTMENTS AND FOREIGN CURRENCY:		
Net realized loss	(995)	(995)
Net change in unrealized appreciation	48,744	45,449
Net gain on investments and foreign currency transactions	47,749	44,454
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 100,649	$ 132,085

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, November 17, 2006
KKR Private Equity Investors Makes $315 Million Investment in HCA

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) announced that it has invested approximately $315 million in HCA Inc.

HCA recently announced the closing of its merger transaction pursuant to which HCA was acquired by affiliates of Kohlberg Kravis Roberts & Co. (KKR), Bain Capital, Merrill Lynch Global Private Equity, and HCA Founder Dr. Thomas F. Frist, Jr.

KPE's total investment was comprised of a $250 million co-investment and $65 million in capital contributions to KKR-sponsored private equity funds. The amount invested by KPE in HCA represents approximately 6.3% of KPE's net asset value as of September 30, 2006.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic and other investments identified by KKR that are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Investor Contact:
Andrew Greenebaum
Integrated Corporate Relations
+1.310.954.1100

Media Contact:
In the U.S.:
Mark Semer
Kekst and Company
+1.212.521.4800

In Europe:
Simon Moyse
Finsbury
+44.207.251.3801

KKR | Private Equity Investors

Press Release

Santa Clara, Calif., January 23, 2007
Sun Microsystems Welcomes Endorsement and Investment From KKR

KKR Private Equity Investors, L.P. to Invest in Sun Through $700 Million of Senior Convertible Notes

Sun Microsystems, Inc. (Nasdaq: SUNW) today announced a $700 million private placement transaction with KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), the publicly traded fund of Kohlberg Kravis Roberts & Co. ("KKR"), one of the oldest and most experienced private equity firms. The investment will be in the form of $350 million of convertible senior notes due in 2012, and $350 million of convertible senior notes due in 2014. Closing of the investment is scheduled for January 26, 2007, and is subject to meeting customary closing conditions. A nominee of KKR will be presented for appointment to the Sun Microsystems Board of Directors upon or shortly following the close of this transaction.

"We are excited to have the support of one of the world's premiere private equity firms. KKR has a stellar track record of creating value for shareholders, and bringing insight and opportunity to the companies in which it invests. This investment is an important validation of our strategy and competitive assets, and reflects endorsements from key customers, along with improving financial performance and market share gains," said Jonathan Schwartz, CEO of Sun Microsystems. "Sun is clearly becoming a vendor of choice in the race to build out the Internet's global infrastructure -- and we intend to use proceeds from this placement to pursue strategic opportunities for growth. We're looking forward to working with KKR to leverage its expertise, assets, global reach and relationships."

George R. Roberts, a founding member of KKR, said, "Sun Microsystems is a leader and innovator in the global technology marketplace. Jonathan Schwartz and his team have demonstrated remarkable vision and strong discipline in executing its turnaround strategy. This leadership, coupled with the world-class products and services for which Sun has always been known, underscores the Company's ability to sustain its recent momentum and the gains it has made in the marketplace. We are pleased to have the opportunity to pursue this investment through KKR Private Equity Investors in order to help Sun to best capitalize on its substantial growth potential."

The 2012 and 2014 notes will pay interest semi-annually at a rate of 0.625% and 0.750% per annum respectively. The 2012 and 2014 notes will be convertible, at the holder's option during specified periods, at a conversion price of $7.21 per share. Upon conversion, Sun Microsystems will deliver cash up to the principal amount and, at its option, cash or stock equal to the remaining conversion value. KPE's $700 million investment in Sun Microsystems includes financing provided to KPE by a major bank in the amount of $350 million.

Sun Microsystems will use a portion of the offering proceeds to fund convertible note hedge transactions which it entered into concurrently with the private placement transaction. These transactions are intended to offset the dilution to Sun's common stock resulting from potential future conversion of the notes. Concurrent with entering into the convertible note hedges, Sun Microsystems also entered into separate transactions to sell warrants to purchase shares of its common stock. These transactions will generally have the effect of increasing the effective conversion price of the notes. The warrants associated with the 2012 notes have an exercise price that represents an approximate 60% premium to

the closing price of Sun Microsystems common stock on January 22, 2007. The warrants associated with the 2014 notes have an exercise price that represents an approximate 75% premium to the closing price of Sun Microsystems common stock on January 22, 2007.

The counterparty to these transactions, or its affiliates, may purchase shares of Sun Microsystems common stock or enter into derivative transactions in Sun Microsystems common stock concurrently with or following the pricing of the notes.

Today's announcement does not constitute an offer to sell or the solicitation of an offer to buy securities.

About Sun Microsystems, Inc.
A singular vision -- "The Network Is The Computer(™)" -- guides Sun in the development of technologies that power the world's most important markets. Sun's philosophy of sharing innovation and building communities is at the forefront of the next wave of computing: the Participation Age. Sun can be found in more than 100 countries and on the Web at http://sun.com.

About KKR Private Equity Investors
KKR Private Equity Investors, L.P. ("KPE") is a Guernsey-based limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by KKR. Formed in April 2006 to provide complementary capital for KKR-sponsored private equity funds, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR-sponsored private equity investments. Up to 25% of KPE's assets may be committed to opportunistic and other investments identified by KKR that are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included on the Investor Relations section of KPE's website at http://www.kkrpei.com.

About KKR
KKR is one of the world's oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park, California, London, Paris, Hong Kong and Tokyo. In recent years KKR has participated in several of the largest private equity technology investments in history, including SunGard Data Systems, NXP Semiconductors and Avago Technologies. Other KKR technology industry investments include Aricent, Amphenol, RELTEC, Wincor Nixdorf, Tenovis and Zhone Technologies. Over the past thirty years, KKR has invested in more than 149 transactions with a total value of US$274 billion. For more information, please visit http://www.kkr.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and other applicable laws regarding Sun's, KKR's and KPE's plans and expectations with respect to KPE's investment in Sun, including statements regarding the form of the investment; the closing date of the investment; the use of proceeds from the investment; Sun's plans with respect to convertible note hedging transactions and sales of warrants to purchase shares of its common stock; and the relationship of Sun and KKR following the closing of the investment, including the appointment of a KKR nominee to Sun's board. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those predicted in any such forward-looking statements. Factors that could cause actual results to differ materially from those contained in these projections and forward-looking statements include risks related to: the satisfaction of the closing conditions for the investment; the possibility that Sun will decide to use the proceeds from the investment for purposes other than those described above; the satisfaction of the formal requirements for the appointment of an additional director to Sun's board; and the deterioration of the relationship between Sun and KKR/KPE. Please also refer to Sun's periodic reports that are filed from time to time with the Securities and

Exchange Commission. Sun, KKR and KPE assume no obligation to, and do not currently intend to, update these forward-looking statements.

NOTE: Sun, Sun Microsystems, the Sun logo, Solaris, and The Network Is The Computer are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

Contacts for Sun Microsystems:

Investor Contact:
Andrea Williams
+1.650.352.5541
andrea.williams@sun.com

Press Contacts:
Kathy Engle
+1.415.294.4368
kathy.engle@sun.com

Contacts for KKR and KPE:

Press Contacts:
Mark Semer and Molly Morse
Kekst and Company
+1.212.521.4800

Investor Contact:
Andrew Greenebaum
Integrated Corporate Relations
+1.310.954.1100

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, January 25, 2007
KKR Private Equity Investors to Present at the Citigroup Financial Services Conference on January 31, 2007

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets primarily in private equity investments sponsored by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), announced today that it will participate in the 2007 Citigroup Financial Services Conference. The Conference is being held at the Waldorf Astoria Hotel in New York.

KPE's presentation is scheduled for Wednesday, January 31, 2007, at 3:45 p.m. EST.

A live webcast of the presentation will be available via the Investor Relations section of KPE's website at www.kkrpei.com, where it will be archived for 30 days.

About KPE
KKR Private Equity Investors, L.P. is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by KKR. Formed in April 2006, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be committed to opportunistic investments identified by KKR that are outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Investor Contact:	Media Contact:	
Andrew Greenebaum	*In the U.S.:*	*In Europe:*
Anne Rakunas	*Mark Semer*	*Simon Moyse*
Integrated Corporate Relations	*Kekst and Company*	*Finsbury*
+1.310.954.1100	*+1.212.521.4800*	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, January 31, 2007
KKR Private Equity Investors Discusses Pace of Investments

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) discussed the pace of the investments made by its investment partnership, KKR PEI Investments, L.P. (the "Investment Partnership"), during the Citigroup Financial Services Conference.

KPE announced that, as of January 26, 2007, the Investment Partnership has funded investments in aggregate of $2.5 billion, excluding temporary investments. In addition, the Investment Partnership is expected to fund at least $0.8 billion of additional capital, primarily in transactions previously announced by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), within the next six months. Finally, after taking into account the expected fundings, the Investment Partnership will have unfunded capital commitments to KKR's private equity funds of $1.7 billion.

As of January 26, 2007, the Investment Partnership's $2.5 billion of net investments were as follows:

• Investments of $643 million through KKR's private equity funds:
- $271 million in KKR European Fund, Limited Partnership,
- $164 million in KKR Millennium Fund L.P.,
- $142 million in KKR 2006 Fund L.P., and
- $66 million in KKR European Fund II, Limited Partnership.

• Co-investments of $950 million in portfolio companies of KKR's private equity funds:
- $250 million in HCA Inc.,
- $250 million in NXP B.V.,
- $200 million in The Nielsen Company (formerly VNU Group B.V.),
- $137 million in Capmark Financial Group Inc., and
- $113 million in Kion GmbH.

• Opportunistic investments of $876 million:
- $350 million in convertible senior debt of Sun Microsystems, Inc. (net of $350 million of financing),
- $409 million of publicly traded securities, and
- $117 million in KKR Strategic Capital Institutional Fund, Ltd.

As of January 26, 2007, KPE believes that the Investment Partnership will fund approximately an aggregate of $0.8 billion of additional capital with respect to certain of KKR's private equity fund investments, co-investments and opportunistic investments during the next six months, including investments in:

• Biomet, Inc., a worldwide leader in the design and manufacture of musculoskeletal medical products,

• ProSieben- Sat.1 Media AG, Germany's largest TV broadcasting group,

• Laureate Education, Inc., a leading international provider of higher education,

• PagesJaunes, a leading publisher of printed and on-line directories in France, and

• KKR Strategic Capital Institutional Fund, Ltd.

Whether these investments will be consummated depends on the satisfaction or waiver of a number of conditions, including but not limited to KKR investment committee approval and, if applicable, KPE independent director approval, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when, or the actual amounts at which, any of these investments will be consummated.

All amounts in this release are reflected at their cost basis, net of any dispositions and, therefore, do not include any unrealized gains or losses and may differ from previously disclosed figures about such investments.

A live webcast of the presentation at the Citigroup Financial Services Conference is available via the Investor Relations section of KPE's website at www.kkrpei.com, where it will be archived for 30 days.

About KPE
KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments sponsored by Kohlberg Kravis Roberts & Co. L.P. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE plans to invest at least 75% of its assets in KKR's private equity investments, while up to 25% of KPE's assets may be committed to opportunistic investments outside the scope of KKR's traditional private equity investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

Investor Contact:	Media Contact:	
Andrew Greenebaum	*In the U.S.:*	*In Europe:*
Integrated Corporate Relations	*Mark Semer*	*Simon Moyse*
+1.310.954.1100	*Kekst and Company*	*Finsbury*
	+1.212.521.4800	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, March 1, 2007

KKR Private Equity Investors Commits $500 Million to Acquisition of TXU Corp.

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) announced that it has entered into a commitment to make a $300 million co-investment with an investor group proposing to acquire TXU Corp. (TXU). This co-investment would be in addition to approximately $200 million of capital contributions that KPE expects to fund as a limited partner in KKR's private equity funds.

KPE's investment would be made at the closing of the acquisition of TXU by an investor group led by Kohlberg Kravis Roberts & Co. (KKR) and Texas Pacific Group (TPG) as contemplated by their previously announced merger agreement. TXU, a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses primarily in Texas.

As previously announced, TXU, KKR, TPG and other members of the investor group expect to close the transaction in the second half of 2007, subject to receipt of shareholder approval and required federal regulatory approvals, as well as satisfaction of other customary closing conditions.

Whether this investment will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, KKR PEI Investments, L.P. or KKR. No assurances can be made as to whether or when, or the actual amount at which, this investment will be consummated.

About KPE
KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value primarily by participating in private equity investments sponsored by Kohlberg Kravis Roberts & Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR sponsored investments. KPE plans to invest at least 75% of its assets in KKR's private equity investments, while up to 25% of KPE's assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value, and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

Investor Contact:	Media Contacts:	
Andrew Greenebaum /	*In the U.S:*	*In Europe:*
Anne Rakunas	*Mark Semer*	*Simon Moyse*
Integrated Corporate Relations	*Kekst and Company*	*Finsbury*
+1.310.954.1100	*+1.212.521.4800*	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, March 15, 2007

KKR Private Equity Investors Commits At Least $350 Million to Acquisition of Dollar General Corp.

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) announced that it has entered into a commitment to make a $250 million co-investment with affiliates of Kohlberg Kravis Roberts & Co. L.P. (KKR) in their previously announced agreement to acquire Dollar General Corp. This coinvestment would be in addition to at least $100 million of capital contributions that KPE expects to fund as a limited partner in KKR's private equity funds.

Dollar General is a Fortune 500® discount retailer with 8,260 neighborhood stores as of March 2, 2007.

KPE's investment would be made immediately prior to the closing of the transaction. As previously announced, the transaction is subject to the approval of Dollar General shareholders, customary closing conditions and regulatory approvals. The transaction is expected to close in the third quarter of 2007.

Whether this investment will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, KKR PEI Investments, L.P. or KKR. No assurances can be made as to whether or when, or the actual amount at which, this investment will be consummated. KPE has made its commitment, and will, subject to the foregoing, make its investment, through its investment partnership, KKR PEI Investments, L.P.

About KPE
KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value primarily by participating in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-identified investments. KPE will invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value, and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

Investor Contact:	Media Contacts:	
Andrew Greenebaum /	*In the U.S:*	*In Europe:*
Anne Rakunas	*Mark Semer*	*Simon Moyse*
Integrated Corporate Relations	*Kekst and Company*	*Finsbury*
+1.310.954.1100	*+1.212.521.4800*	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, March 21, 2007

KKR Private Equity Investors to Report Its Financial Results for Partial Year 2006 on March 28, 2007

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. ("KKR"), will report its financial results for the initial annual period ended December 31, 2006, following the close of trading on Euronext Amsterdam N.V.'s Eurolist by Euronext on March 28, 2007.

KPE will discuss its financial results on a teleconference to be broadcast live on the Internet on Wednesday, March 28, 2007 at 6:30 pm CEST (Amsterdam) / 5:30 pm BST (Guernsey/London)/12:30 pm EDT (New York City).

A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com.

About KPE

KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-identified investments. KPE will invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Investor Contact:	Media Contacts:	
Andrew Greenebaum /	*In the U.S:*	*In Europe:*
Anne Rakunas	*Mark Semer*	*Simon Moyse*
Integrated Corporate Relations	*Kekst and Company*	*Finsbury*
+1.310.954.1100	*+1.212.521.4800*	*+44.207.251.3801*

KKR | Private Equity Investors

Press Release

Guernsey, Channel Islands, March 28, 2007

KKR Private Equity Investors Reports Results for Partial Year Ended December 31, 2006

**Investments and Pending Transactions of $4.3 billion as of March 23, 2007:
Annualized Return of 9.2% for the Fourth Quarter of 2006**

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. ("KKR"), today reported its financial results for the initial annual period ended December 31, 2006. KPE commenced operations on May 10, 2006 with $4,830.1 million of investable capital, which has grown to $5,035.6 million in net asset value ("NAV") as of December 31, 2006.

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P. (the "Investment Partnership"). As of March 23, 2007, the Investment Partnership's investments and pending fundings into announced transactions totaled $4.3 billion, excluding temporary investments. The $4.3 billion of actual and pending investments was comprised of $1.9 billion of investments at December 31, 2006 at fair value, $1.2 billion of subsequent investment activity on a cost basis and $1.2 billion of identified transactions as of March 23, 2006. In addition, the remaining undrawn commitments to investment funds totaled $1.4 billion as of March 23, 2006.

Henry R. Kravis, Co-Founder of KKR and Co-Chairman of KPE's Managing General Partner's Board of Directors, commented, "In just over ten months of operations, we have been able to identify and deploy over 90% of KPE's capital in a variety of investments. Recently, the pace of these investments has accelerated as our unique sourcing model has allowed us to identify a variety of large and attractive situations."

George R. Roberts, Co-Founder of KKR and Co-Chairman of KPE's Managing General Partner's Board of Directors, added, "Our deep industry knowledge and global approach allows us to selectively capitalize on the range of opportunities available at the high-end of the private equity market. We remain confident that KKR's disciplined global approach will continue to result in a sustainable competitive advantage."

Results of Operations
As of December 31, 2006, KPE's net asset value per unit was $24.81, adjusted for the $0.19 distribution paid on December 15, 2006, compared to $23.61 on May 10, 2006, on a pro-forma basis, as if the over-allotment option was exercised on such date. The NAV per unit at December 31, 2006 net of the $0.19 distribution was $24.62. On an annualized basis, KPE's total return for the quarter ended December 31, 2006 was 9.2 percent and for the period from the date of commencement of operations, on May 10, 2006, to December 31, 2006 was 7.8 percent.

Operating results of KPE for the partial year ended December 31, 2006, were highlighted as follows:

- Net investment income was $126.5 million, which primarily represented interest income from cash management activities;

- Net realized gain on investments and foreign currency transactions was $34.5 million and resulted primarily from the sale of opportunistic investments;

- Net unrealized gain on investments and foreign currency transactions was $83.3 million primarily due to net appreciation in the value of portfolio companies of KKR's private equity funds; and

- The resulting net increase in net assets resulting from operations was $244.4 million.

Investments

As of December 31, 2006, the Investment Partnership held $3.1 billion of temporary investments and the portfolio of the Investment Partnership consisted of investments, valued at fair value, totaling $1,901.8 million as follows:

- Investments of $701.8 million through KKR's private equity funds:
  - $326.9 million in KKR European Fund, Limited Partnership,
  - $178.2 million in KKR Millennium Fund L.P.,
  - $139.6 million in KKR 2006 Fund L.P., and
  - $57.1 million in KKR European Fund II, Limited Partnership.

- Co-investments of $958.1 million in portfolio companies of KKR's private equity funds:
  - $259.9 million in NXP B.V., a leading semi-conductors business,
  - $250.0 million in HCA Inc., a leading provider of healthcare services,
  - $200.0 million in The Nielsen Company B.V. (formerly VNU Group B.V.), a global information and media company,
  - $135.0 million in Capmark Financial Group Inc., a leading commercial real estate finance company, and
  - $113.2 million in KION Group GmbH, a leading forklift truck business.

- Opportunistic investments of $241.9 million:
  - $158.5 million of publicly traded securities, and
  - $83.4 million in KKR Strategic Capital Institutional Fund, Ltd., a KKR-sponsored opportunistic credit fund.

Subsequent to December 31, 2006 and through March 23, 2007, the Investment Partnership made additional investments, which totaled $1,225.2 million, consisting of the following:

- KKR's private equity funds – $12.3 million of net capital contributions with respect to limited partner interests in KKR's private equity funds.

- Co-investments of $434.1 million:
  - $235.2 million in PagesJaunes Groupe S.A., the leading publisher of printed and on-line directories in France, and
  - $198.9 million in ProSiebenSat. 1 Media AG, Germany's largest television broadcasting group.

- Opportunistic investments of $778.8 million:
  - $350.0 million in convertible senior notes of Sun Microsystems, Inc. (net of $350.0 million of financing),
  - $370.5 million of net purchases of publicly traded securities (net of $226.7 million of financing), and
  - $58.3 million of further capital contributions to KKR Strategic Capital Institutional Fund, Ltd.

As of March 23, 2007, the Investment Partnership expects to fund an aggregate of approximately $1,225.0 million of additional capital with respect to certain of KKR's private equity fund investments, including related co-investments in:

• TXU Corp., a Dallas-based energy company,

• Dollar General Corp., a Fortune 500® retailer,

• Biomet, Inc., a leading designer and manufacturer of musculoskeletal medical products, and

• Laureate Education, Inc., a leading international provider of higher education.

After taking into account the expected fundings, the Investment Partnership will have remaining undrawn capital commitments to KKR's investment funds of $1.4 billion as of March 23, 2007.

Whether these investments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when, or the actual amounts at which, any of these investments will be consummated.

KPE has posted its audited financial statements and the audited consolidated financial statements of the Investment Partnership, as well as an annual operating and financial review, to its website (www.kkrpei.com). KPE encourages investors to carefully read these documents in conjunction with this news release.

Adoption of Equity Incentive Plan
In March 2007, the Board of Directors of KPE's General Partner approved the KKR Private Equity Investors, L.P. 2007 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of options, share appreciation rights (SARs), restricted units and other unit-based awards to eligible directors, officers, employees (if any) and key service providers. The plan allows for the issuance of awards with respect to an aggregate of 1,000,000 common units.

Information for Investors - Teleconference and Webcast
KPE will discuss its financial results on a teleconference to be broadcast live on the Internet on Wednesday, March 28, 2007 at 6:30 pm CEST (Amsterdam) / 5:30 pm BST (Guernsey/London) / 12:30 p.m. EDT (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE's website at www.kkrpei.com.

About KPE
KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-identified investments. KPE will invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

FINANCIAL SCHEDULES FOLLOW

Investor Contact:
Andrew Greenebaum /
Anne Rakunas
Integrated Corporate Relations
+1.310.954.1100

Media Contacts:
In the U.S:
Mark Semer
Kekst and Company
+1.212.521.4800

In Europe:
Simon Moyse
Finsbury
+44.207.251.3801

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SCHEDULE OF INVESTMENTS

(Amounts in millions)

	Fair Value as of December 31, 2006	Subsequent Investment Activity, at cost (Jan. 1, 2007 to Mar. 23, 2007) (1)	Pending Transactions (2)	Remaining Undrawn Commitments
KKR's private equity funds:				
KKR European Fund, Limited Partnership	$ 326.9	$ (9.2)	$ -	$ -
KKR Millennium Fund L.P.	178.2	(7.8)	-	3.1
KKR 2006 Fund L.P.	139.6	14.5	475.0	1,345.9
KKR European Fund II, Limited Partnership	57.1	14.8	-	26.0
	701.8	12.3	475.0	1,375.0
Co-investments:				
TXU Corp.	-	-	300.0	-
Dollar General Corp.	-	-	250.0	-
NXP B.V.	259.9	-	-	-
HCA Inc.	250.0	-	-	-
PagesJaunes Groupe S.A.	-	235.2	-	-
The Nielsen Company B.V.	200.0	-	-	-
Biomet, Inc.	-	-	200.0	-
ProSiebenSat. 1 Media AG	-	198.9	-	-
Capmark Financial Group Inc.	135.0	-	-	-
KION Group GmbH	113.2	-	-	-
	958.1	434.1	750.0	-
Opportunistic:				
Sun Microsystems, Inc. - convertible senior notes (3)	-	350.0	-	-
Publicly traded securities (4)	158.5	370.5	-	-
KKR Strategic Capital Institutional Fund, Ltd.	83.4	58.3	-	58.4
	241.9	778.8	-	58.4
	$ 1,901.8	$ 1,225.2	$ 1,225.0	$ 1,433.4

(1) These investment are reflected at their cost basis, net of any dispositions and, therefore, do not include any unrealized gains or losses and may differ from previously disclosed figures about such investments.

(2) Whether these transactions will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when, or the actual amounts at which, any of these investments will be consummated.

(3) Net of $350.0 million of financing as of March 23, 2007.

(4) Net of $226.7 million of financing as of March 23, 2007.

KKR PRIVATE EQUITY INVESTORS, L.P.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES

(Amounts in thousands)

		December 31, 2006
ASSETS:		
Investments in limited partner interests, at fair value:		
KKR PEI Investments, L.P. – Class A (cost of $3,192,251)	$	3,321,084
KKR PEI Investments, L.P. – Class B (cost of $948,180)		950,384
KKR PEI Investments, L.P. – Class C (cost of $627,924)		700,367
KKR PEI Investments, L.P. – Class D (cost of $58,213)		64,110
		5,035,945
Cash and cash equivalents		1,116
Prepaid expenses		111
Total assets		5,037,172
LIABILITIES:		
Accrued liabilities		1,209
Due to affiliate		364
Total liabilities		1,573
NET ASSETS	$	5,035,599
NET ASSETS CONSIST OF:		
Partners' capital (204,550,001 common units outstanding), net	$	4,830,110
Distributable earnings		205,489
	$	5,035,599
Net asset value per common unit	$	24.62
Market price at December 31, 2006	$	22.85

KKR PRIVATE EQUITY INVESTORS, L.P.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	Quarter Ended December 31, 2006	From April 18, 2006 (Date of Formation) to December 31, 2006
NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:		
Investment income	$ 50,422	$ 143,220
Expenses	7,494	12,853
	42,928	130,367
INVESTMENT INCOME—Interest income	32	212
EXPENSES—General and administrative expenses	1,464	4,100
NET INVESTMENT INCOME	41,496	126,479
REALIZED AND UNREALIZED GAINS FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PEI INVESTMENTS, L.P:		
Net realized gain	35,541	34,547
Net change in unrealized appreciation	37,971	83,327
Net gain on investments and foreign currency transactions	73,512	117,874
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 115,008	$ 244,353

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES

(Amounts in thousands)

		December 31, 2006
ASSETS:		
Investments, at fair value:		
Opportunistic investments—Class A (cost of $154,474)	$	158,462
Co-investments in portfolio companies of private equity funds—Class B (cost of $950,145)		958,065
Private equity funds—Class C (cost of $630,508)		701,818
Non-private equity funds—Investment by KKR Strategic Capital Institutional Fund, Ltd.—Class D (cost of $77,472)		83,466
		1,901,811
Cash and cash equivalents		2,139,621
Time deposit		1,000,000
Other assets		36,002
Total assets		5,077,434
LIABILITIES:		
Accrued liabilities		1,503
Due to affiliates		5,722
Unrealized loss on foreign currency exchange contracts		5,712
Other liabilities		18,098
Total liabilities		31,035
NET ASSETS	$	5,046,399
NET ASSETS CONSIST OF:		
Partners' capital contributions	$	4,836,568
Distributable earnings		209,831
	$	5,046,399

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	Quarter Ended December 31, 2006	From April 18, 2006 (Date of Formation) to December 31, 2006
INVESTMENT INCOME:		
Interest income	$ 50,379	$ 143,370
Dividend income, net of withholding taxes of $63	146	146
Total investment income	50,525	143,516
EXPENSES:		
Management fees	5,479	9,874
Incentive fees	1,044	1,044
General and administrative expenses	976	1,941
Total expenses	7,499	12,859
NET INVESTMENT INCOME	43,026	130,657
REALIZED AND UNREALIZED GAINS FROM INVESTMENTS AND FOREIGN CURRENCY:		
Net realized gain	35,614	34,619
Net change in unrealized appreciation	38,051	83,500
Net gain on investments and foreign currency transactions	73,665	118,119
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 116,691	$ 248,776

KKR Private Equity Investors Commits $500 Million to Acquisition of First Data Corp.

Guernsey, Channel Islands, April 13, 2007 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) announced that it has entered into a commitment to make a $300 million co-investment with an affiliate of Kohlberg Kravis Roberts & Co. (KKR) in its previously announced agreement to acquire First Data Corp. This co-investment would be in addition to approximately $200 million of capital contributions that KPE expects to fund as a limited partner in KKR's private equity funds.

First Data Corp. is a leading provider of electronic commerce and payment solutions for businesses worldwide. KPE's investment would be made at the completion of the acquisition. As previously announced, completion of the acquisition, which is subject to the approval of First Data shareholders, regulatory approvals and customary closing conditions, is expected by the end of the third quarter of 2007.

KPE's investment will be used to fund a portion of the equity necessary to complete the acquisition of First Data Corp. and does not reflect any change in the terms of the acquisition announced on April 2, 2007.

Whether this investment will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, KKR PEI Investments, L.P. or KKR. No assurances can be made as to whether or when, or the actual amount at which, this investment will be consummated. KPE has made its commitment, and, subject to the foregoing, will make its investment through its investment partnership, KKR PEI Investments, L.P.

About KPE

KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-identified investments. KPE will invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Forward-Looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value, and prospects of KPE. By their nature, forward-looking statements

involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

Investor Contact:	Media Contacts:	
Andrew Greenebaum /	In the U.S:	In Europe:
Anne Rakunas	Mark Semer	Simon Moyse
Integrated Corporate Relations	Kekst and Company	Finsbury
+1.310.954.1100	+1.212.521.4800	+44.207.251.3801

KKR PRIVATE EQUITY INVESTORS TO HOLD ITS ANNUAL UNITHOLDER MEETING ON MAY 10, 2007

GUERNSEY, CHANNEL ISLANDS, April 18, 2007 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) today announced that it will hold its Annual Unitholder Meeting at 9:00 a.m. CEST (Amsterdam) on Thursday, May 10, 2007, at Euronext Amsterdam, Mercuriusroom, Beursplein 5, 1012 JW Amsterdam, The Netherlands.

At the meeting, Mr. Henry R. Kravis, Co-Founder of Kohlberg Kravis Roberts & Co. (KKR) and Co-Chairman of KPE's General Partner's Board of Directors, and Ms. Kendra Decious, Chief Financial Officer of the General Partner of KPE, will present a report on the investment activities of KPE for 2006. The common units of KPE are non-voting.

Registration

All unitholders registered as of the close of business on Thursday, April 19, 2007 (the "Registration Date"), are entitled to participate. Holders of common units who wish to attend the meeting in person or wish to authorize others to represent them at the meeting should register themselves at ING Bank N.V. via the bank or broker where their common units are administered. The affiliated institutions of Euroclear Nederland must, no later than 4:00 p.m. CEST on May 4, 2007, present an electronic statement to ING Bank N.V., Locatiecode BV 06.01, Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands, telephone: +31.20.7979.389, facsimile: +31.20.7979.607, e-mail: iss.pas.hbk@mail.ing.nl, identifying the number of common units held by the holder on the Registration Date and presented for registration purposes. Upon request, a common unitholder may obtain, via their bank or broker, a statement of the number of common units that are registered in their name and are presented for registration purposes.

Meeting documents

The agenda, the annual report and the annual accounts are available for inspection at the office of KPE, P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands, GY1 3QL, telephone: +44.1481.745.001, facsimile: +44.1481.745.074. These documents can also be downloaded on KPE's website (www.kkrpei.com) and are available free of charge via ING Bank N.V., Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands, telephone: +31.20.7979.389, facsimile: +31.20.7979.607.

About KPE

KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by

Kohlberg Kravis Roberts & Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-identified investments. KPE will invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P., as its sole limited partner.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE's website at www.kkrpei.com.

Investor Contact:	Media Contacts:	
Andrew Greenebaum /	In the U.S:	In Europe:
Anne Rakunas	Mark Semer	Simon Moyse
Integrated Corporate Relations	Kekst and Company	Finsbury
+1.310.954.1100	+1.212.521.4800	+44.207.251.3801

INVESTOR IN PEOPLE

CAREY OLSEN

Your Ref:

Our Ref: GWM/1039273/0001/G1185644v1

H.M. Greffier
The Greffe
Royal Court House,
St Peter Port
GY1 2PB

18 April 2006

Dear Sirs

KKR Private Equity Investors, L.P.

We wish to register the above mentioned limited partnership under Section 8 of the Limited Partnerships (Guernsey) Law 1995.

In connection therewith we enclose the following:-

1. Written consent for the registration of the Partnership given by the Committee under section 7A of the Control of Borrowing Ordinance.
2. A copy of the Partnership Agreement.
3. Cheque payable to the States of Guernsey for £100, being the requisite fee specified in Section 36 of the Ordinance.
4. A Declaration signed on behalf of the KKR Guernsey GP Limited, as general partner, containing the particulars required by Section 8 (2) (d) of the Law.

We would be grateful if you could acknowledge receipt of these documents, register the Partnership and inform us of the registration number as soon as possible.

Yours faithfully

G. Ward-Marshall

Geoff Ward-Marshall
Associate
(Admitted in New Zealand)
Telephone: +44 (01481) 741 556 (Direct Dial)
Facsimile: +44 (01481) 739 056 (Direct Fax)
Email: geoff.ward-marshall@careyolsen.com

GUERNSEY
FINANCIAL
SERVICES
COMMISSION

Your Ref: GWM/GWM/1039273/0001/G1183933v2
Our Ref: KKRP/LH/HK
Please use our reference in all correspondence

Mr G Ward-Marshall
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey
GY1 4BZ

13 April 2006

Dear Sir

The Control of Borrowing (Bailiwick of Guernsey) Ordinance, 1959 as amended ("the Ordinance")

With reference to your letter dated 12 April 2006, I write to inform you that consent is granted under Section 7A(1) of the Ordinance for the registration of the Limited Partnership:

KKR Private Equity Investors, L.P.

under the provisions of Section 8 of the Limited Partnerships (Guernsey) Law, 1995.

Yours faithfully

Helen Knight
Authorised Signatory
States of Guernsey Policy Council

F:\Docs\lhammond\Applications\Misc\LP Consent\KKR Fund.DOC

DATED: April 18, 2006

(1) KKR GUERNSEY GP LIMITED

and

(2) CO1 LIMITED

LIMITED PARTNERSHIP AGREEMENT

relating to KKR PRIVATE EQUITY INVESTORS, L.P.

"Certified True Copy
Date 21.04.2006
Signed [signature]
Carey Olsen"

THIS AGREEMENT is made the 18th day of April 2006

BETWEEN:

(1) **KKR GUERNSEY GP LIMITED** of Trafalgar Court, Les Banques, St Peter Port, Guernsey (the "General Partner"); and

(2) **CO1 LIMITED** of 7 New Street, St. Peter Port, Guernsey as a Limited Partner.

RECITALS

1. The parties have agreed to establish a limited partnership under the name "KKR Private Equity Investors, L.P." to be registered as a limited partnership in Guernsey under the Limited Partnerships (Guernsey) Law, 1995 (as amended).

2. The General Partner is to be solely responsible for the conduct and management of the business of the Partnership.

OPERATIVE PROVISIONS

1. **Definitions**

In this Agreement the following words and expressions shall (unless the context otherwise requires) have the respective meanings set out below:

Accounting Date means 31st December in each year or such other date as the General Partner may determine and notify to the Limited Partners or (in the case of the final Accounting Period of the Partnership) the date when the Partnership is terminated;

Accounting Period means a period ending on and including an Accounting Date and beginning on the commencement of the Partnership or on the day following the preceding Accounting Date (as the case may require);

Auditors means such auditors as may be appointed by the General Partner from time to time;

Business Day means any day other than a Saturday, Sunday or any day which is a public holiday in the place or places at which the transaction in question is being effected or the notice in question is being received;

Capital Contribution means in relation to each Limited Partner, the capital sum which is to be contributed in accordance with clause 3(8);

Greffier means Her Majesty's Greffier or such other person for the time being appointed to maintain the register of limited partnerships in Guernsey;

Interest means the interest of a Partner in the Partnership;

the **Law** means the Limited Partnerships (Guernsey) Law, 1995 (as amended);

(2) *Object*

The object of the Partnership is to carry on any business activity that is approved by the General Partner including to invest, whether directly or indirectly, in certain private equity funds raised, managed, or sponsored by Kohlberg Kravis Roberts & Co. L.P and ancillary activities.

(3) *Name*

The business of the Partnership shall be carried on under the name and style or firm name of "KKR Private Equity Investors, L.P." or such other name as shall from time to time reasonably be selected by the General Partner.

(4) *Registered Office*

The registered office of the Partnership shall be at Trafalgar Court, Les Banques, St Peter Port, Guernsey.

(5) *Books and Records*

The books and records of the Partnership shall be maintained at the registered office of the Partnership and the General Partner shall procure that the Partnership shall keep at its registered office such audited accounts and records of its acts and financial affairs as will show at the end of each Accounting Period a true accounting record of the Partnership.

(6) *Commencement and Duration*

The term of the Partnership shall begin on the date upon which the Partnership is registered in accordance with the Law at the register established by the Greffier pursuant to the Law and shall continue until terminated in accordance with clause 7.

(7) *New Limited Partners*

New Limited Partners may be admitted to the Partnership as determined by the General Partner from time to time.

(8) *Capital Contributions*

(a) Each Limited Partner shall pay its Capital Contribution to the Partnership in accordance with such terms and conditions as may be agreed with the General Partner.

(b) The Limited Partners shall in no circumstances be obliged to make a Capital Contribution in an amount greater than the maximum amount provided for in this Agreement.

hereunder and to delegate such of its functions and powers to such persons as it may think fit;

(h) to enter into, make and perform such contracts, agreements and other undertakings on behalf of the Partnership and to do all such other acts as may reasonably be necessary and advisable for or as may be incidental to the conduct of the business of the Partnership;

(i) to commence, defend and settle or compromise litigation or other claims relating to the Partnership or to any of the Partnership Assets and generally to take action to protect or enhance the Partnership Assets;

(j) to do all or any other acts as are required of it by this Agreement or the Law.

(4) ***Duties of the General Partner***

The General Partner undertakes:

(a) to procure office and secretarial facilities for the Partnership;

(b) to maintain the Partnership's records and books of account at the Partnership's principal place of business and to allow any Limited Partner and its representatives access thereto at any reasonable time, subject to having given reasonable notice, for the purpose of inspecting the same provided that such Limited Partner shall reimburse to the General Partner any expenses reasonably and properly incurred by the General Partner in connection with such inspection;

(c) to register and publish all such notices, statements or other instruments as may be required pursuant to the Law to be registered and published in relation to the establishment of the Partnership and in relation to any changes occurring in relation to the Partnership as specified in the Law;

(d) generally to communicate with the Limited Partners and to report to the Limited Partners at such times as it shall think fit;

(e) to arrange for the preparation and filing of any required tax returns;

(f) to pay out of the Partnership Assets or income of the Partnership all amounts of taxation for which the General Partner is liable to account to the relevant fiscal authorities on behalf of any of the Partners in respect of the business of the Partnership and any amount of taxation in respect of which any of the Partners has been assessed in the name of the General Partner as a result of or relating to the carrying on by the General Partner of the business of the Partnership in accordance with this Agreement;

(g) to effect insurance (if necessary) for the proper protection of the Partnership Assets;

(h) to do all things and discharge all duties required of or imposed on a general partner by the Law (whether or not on behalf of the Partnership) and where it is to do so on

(b) The General Partner shall at the request of either of the Limited Partners, prepare and send to the Limited Partners quarterly written reports providing narrative and summary financial information, and containing the following data where appropriate:

(i) Changes in portfolio valuations;

(ii) Realisations;

(iii) Distributions made.

(c) The Limited Partners shall have, *inter alia*, a capital account, an income account and a capital contribution account which will be operated as follows:

(i) the Capital Contributions of the Limited Partners shall be credited to their respective capital contribution accounts;

(ii) the Net Income allocated to the Limited Partners shall be credited to their respective income accounts;

(iii) any net capital gain allocated to the Limited Partners shall be credited to their respective capital accounts and any net capital loss so allocated shall be debited to their respective capital accounts;

provided that the General Partner may, with the approval of the Auditors, vary the accounting structure of the Partnership to reflect properly the terms hereof.

(2) ***Allocation of Debts, Liabilities and Obligations***

A Limited Partner shall not have any personal obligation for the debts, liabilities or obligations of the Partnership, beyond the level of its Capital Contribution except as provided in this Agreement and in the Law.

(3) ***Distributions***

(a) Subject to clause 5(4) and payment of all costs and expenses of the Partnership, all profits received by the Partnership in respect of Partnership Assets (including any interim distributions made pursuant to paragraph (b)) shall be applied in accordance with the following order of priority:

(i) in payment to the Limited Partners of any part of the Capital Contribution not already repaid;

(ii) next and subject thereto in payment of any balance to the Limited Partners *pro rata* to their Capital Contributions.

(b) Subject to clause 5(4)(a) the General Partner may make such periodic interim distributions during the course of each Accounting Period as it shall in its reasonable discretion determine.

(2) *No Dissolution of Partnership*

Any assignment, transfer or other disposal of an Interest in accordance with clause 6(1) shall not have the effect of dissolving the Partnership.

(3) *No Transfer, Assignment or Withdrawal by General Partner*

(a) The General Partner shall not sell, transfer, assign or encumber, whether in whole or in part, its interest in the Partnership as General Partner without the prior written consent of the Limited Partners.

(b) No person may be substituted as General Partner of the Partnership without the prior written consent of the Limited Partners.

(c) Subject always to clause 7 the General Partner may not voluntarily withdraw from the Partnership.

7. **Termination and Liquidation**

(1) ***Termination***

(a) The Partnership shall terminate upon the first to occur of the following:

(i) the date on which all of the assets of the Partnership have been disposed of or otherwise realised and the proceeds thereof have been distributed to the Partners;

(ii) the service of notice by the General Partner that in the opinion of the General Partner the coming into force of any law, regulation or binding authority renders illegal or impractical the continuance of the Partnership; and

(iii) as determined by the General Partner.

(b) Following termination, the General Partner shall continue to have the authority, responsibilities and obligations of a General Partner in accordance with the Law but only in relation to the Partnership Assets then current and be entitled (where applicable) to payment of the sums referred to in clause 4.

(2) *Consequences of Termination*

(a) In the absence of dishonesty or bad faith the General Partner shall not be personally liable for the return of the Capital Contributions made by the Limited Partners.

(b) Upon termination or liquidation of the Partnership, no further business shall be conducted except for such action as shall be necessary for the continued management in accordance with this clause 7(2) of the Partnership Assets or the winding-up of the affairs of the Partnership and the distribution of the Partnership Assets.

10. Miscellaneous

(1) ***Indemnities***

(a) The General Partner shall be entitled to be indemnified out of the assets of the Partnership against any liabilities, actions, proceedings, claims, costs, demands or expenses (including reasonable legal fees) incurred or threatened by reason of it being or having been the General Partner including without limitation against any liability, action, proceeding, claim, cost, demand or expense arising from the acts or omissions of any agent or adviser appointed, selected, engaged and retained by the General Partner in good faith provided however that it shall not be so indemnified with respect to any matter resulting from dishonesty, wilful default, bad faith, gross negligence or persistent or serious breach of this Agreement whether on its own account or on account of its officers, employers or directors or from any breach of its obligations under or pursuant to this Agreement.

(b) No officer, director, shareholder or employee of or consultant to the General Partner shall have any liability for any loss to the Partnership howsoever arising in connection with the services to be performed hereunder save in respect of any matter resulting from its wilful default, bad faith, dishonesty and shall be entitled to be indemnified out of the assets of the Partnership against any liabilities, actions, proceedings, claims, costs, demands or expenses (including reasonable legal fees) incurred or threatened by reason of it being or having been an officer, director, shareholder or employee of or consultant to the General Partner provided that such person shall not be so indemnified with respect to any matter resulting from its wilful default or bad faith, dishonesty, or gross negligence.

(c) The Limited Partners shall indemnify the General Partner and the Partnership against the amount of taxation for which the General Partner has properly accounted to the relevant fiscal authorities on behalf of the Limited Partners.

(d) Each Partner acknowledges and undertakes that it shall be responsible for its own liabilities to tax assessed or levied in respect of the business or other activities of the Partnership or in respect of the income, profits or gains derived therefrom (irrespective of whosoever may be assessed or primarily charged in respect thereof) and if any other Partner is assessed or charged in respect of any such tax on account of any such Partner, the Partner shall reimburse such other Partner so assessed accordingly.

(2) ***Variation of Partnership Agreement***

Notwithstanding anything herein, this Agreement may be amended in whole or in part with the consent in writing of all the Partners.

(v) the name of the General Partner;

a statement, signed by the General Partner on behalf of the Partnership, specifying the nature of the change shall within seven days be sent by post or delivered to the Limited Partners and to the Greffier.

(b) Notice of any arrangement or transaction under which any person ceases to be a General Partner in the Partnership and becomes a Limited Partner in the Partnership, or under which the interest of a Limited Partner will be assigned to any person, shall forthwith be notified to the Greffier.

(5) *Counterparts*

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and shall be an original but all the counterparts shall together constitute one and the same instrument.

(6) *Governing Law*

(a) This Agreement and the rights of the parties hereto shall be governed by and construed in accordance with the laws of Guernsey.

(b) Each of the parties irrevocably agree that the courts of Guernsey shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings arising out of or in connection with this Agreement shall be brought in such courts.

(7) *Entire agreement*

This Agreement sets out the entire agreement and understanding between the parties in relation to the subject matter of this Agreement.

(8) *Announcements*

No announcement, press or other public statement or circular shall be made or issued in connection with the subject matter of this Agreement without the prior written approval of all of the parties.

INVESTOR IN PEOPLE

CAREY OLSEN

Our Ref: GWM/GWM/1039273/0001/G1185426v1

HM Greffier
Royal Court House
St. Peter Port
Guernsey

18 April 2006

Dear Sir

KKR Private Equity Investors. L.P. (the "Partnership")

On behalf of KKR Guernsey GP Limited (the "General Partner"), we make the following declaration in connection with the registration of KKR Private Equity Investors, L.P. as a limited partnership:

1. The name of the Partnership is "KKR Private Equity Investors, L.P.".

2. The principal purpose of the Partnership is to carry on any business activity that is approved by the General Partner including to invest, whether directly or indirectly, in certain private equity funds raised, managed, or sponsored by one or more members of the KKR Group (as defined in the limited partnership agreement of KKR Private Equity Investors, L.P..

3. The registered office and principal place of business of the Partnership will be at Trafalgar Court, Les Banques, St Peter Port, Guernsey.

4. The name of the General Partner is KKR Guernsey GP Limited, whose registered office is at Trafalgar Court, Les Banques, St Peter Port, Guernsey.

5. The term of the Partnership shall terminate, upon the first to occur of the following:-

    a. The date on which all of the assets of the Partnership have been disposed of or otherwise realised and the proceeds thereof have been distributed to the Partners;

    b. The service of notice by the General Partner that in the opinion of the General Partner the coming into force of any law, regulation or binding authority renders illegal or impractical the continuation of the Partnership; and

    c. As determined by the General Partner.

Yours sincerely

Geoff Ward-Marshall
Lawyer, Admitted in New Zealand
For and on behalf of Carey Olsen

Telephone: +44 (0) 1481 741556 (Direct Dial)
Facsimile: +44 (0) 1481 739056 (Direct Fax)
Email: geoff.ward-marshall@careyolsen.com

END